As confidentially submitted to the U.S. Securities and Exchange Commission on August 28, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BlockchAIn Digital Infrastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7374	39-2631241
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1540 Broadway Ste 1010

New York, NY 10036

(917) 558-3563

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jerry Tang

Chief Executive Officer

1540 Broadway Ste 1010

New York, NY 10036

(917) 558-3563

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 869-0888	Mitchell S. Nussbaum, Esq. Andrei Sirabionian, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination Agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue the securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission of which this preliminary proxy statement/prospectus is a part is declared effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED [              ], 2025

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

Dear Signing Day Sports, Inc. Stockholders:

On May 27, 2025, Signing Day Sports, Inc., a Delaware corporation (“Signing Day Sports,” the “Company,” “we,” “us, or “our,” unless otherwise indicated), BlockchAIn Digital Infrastructure, Inc. (“BlockchAIn” or the “Combined Company”), a Delaware corporation formed for the purposes of effecting transactions contemplated by the Business Combination Agreement (as defined herein), BCDI Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of BlockchAIn (“Merger Sub I”), BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn (“Merger Sub II”), and One Blockchain LLC (formerly known as BV Power Alpha LLC), a Delaware limited liability company (“One Blockchain”), entered into a Business Combination Agreement (the “Business Combination Agreement”) providing for (1) the merger of Merger Sub I with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn (the “Signing Day Sports Merger”) and (2) the merger of Merger Sub II with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn (the “One Blockchain Merger” and together with the Signing Day Sports Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The stockholders of Signing Day Sports and securityholders of One Blockchain will receive BlockchAIn common shares (as defined below) as part of the Business Combination.

As a result of the Signing Day Sports Merger, each outstanding share of Signing Day Sports common stock, par value $0.0001 per share (the “Signing Day Sports common stock”), will be exchanged for the right to receive one (1) registered common share, $0.0001 par value per share, of BlockchAIn (“BlockchAIn common shares” or “BlockchAIn common stock”). In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that has not previously been exercised prior to the closing of the Business Combination (the “Closing”) (which is expected to occur in the fourth quarter of 2025) will be converted into equivalent options and warrants to purchase BlockchAIn common shares, and each option will immediately become fully vested. As of [ ], 2025, there were options to purchase [6,024] shares of Signing Day Sports common stock outstanding and warrants to purchase [20,306] shares of Signing Day Sports common stock outstanding.

At the same time, the One Blockchain Merger will occur. As a result of the One Blockchain Merger, the One Blockchain membership interests outstanding prior to the One Blockchain Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holders thereof to receive the number of BlockchAIn common shares equal to the product of the number of fully-diluted shares of Signing Day Sports common stock outstanding immediately prior to the effective time of the Business Combination, not including certain out-of-the-money derivative securities (“SGN Outstanding Shares”), multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares (the “One Blockchain Merger Consideration”).

The Business Combination Agreement provides for the issuance of additional BlockchAIn common shares (the “Earnout Shares”) to Tiger Cloud LLC, a Delaware limited liability company (“Tiger Cloud”), and VCV Digital Solutions LLC, a Delaware limited liability company (“VCV Digital”) (collectively, the “One Blockchain Securityholders”), as of immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the net income plus interest, taxes, depreciation and amortization of BlockchAIn for the fiscal year ending December 31, 2026 equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the U.S. Securities and Exchange Commission.

In addition, BlockchAIn will issue to Maxim Group LLC, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners LLC (“Maxim Partners”), (i) at the Closing, a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuance to be in accordance with the obligations of One Blockchain under the M&A Advisory Agreement by and between One Blockchain LLC c/o VCV Digital and Maxim Group LLC dated January 29, 2025 (the “Advisory Agreement”), and (ii) at such time the Earnout Shares, if any, are issued, a number of BlockchAIn common shares equal to 3.5% of the number of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

Upon the Closing, it is anticipated that Signing Day Sports stockholders (the “Signing Day Sports Stockholders”) will become owners of approximately 8.5% of BlockchAIn, One Blockchain Securityholders will become owners of approximately 88.3% of BlockchAIn, and Maxim Group will become owners of approximately 3.2% of BlockchAIn.

Immediately following the completion of the Business Combination, the One Blockchain Securityholders will own approximately 88.3% of BlockchAIn. Mr. Jerry Tang, who will serve as Chief Executive Officer and as a director of BlockchAIn upon consummation of the Business Combination, indirectly owns 72.6% of VCV Digital, and indirectly owns 65.2% of Tiger Cloud. As a result, following the Business Combination Mr. Tang will control a majority (approximately 61%) of the voting power of the outstanding BlockchAIn common shares. BlockchAIn may be deemed to be a “controlled company” within the meaning of the corporate governance standards of the NYSE American LLC (the “NYSE American”). Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. Following the Business Combination, BlockchAIn does not intend to utilize these exemptions.

The number of BlockchAIn common shares offered in connection with the Closing is expected to be [46,444,482] (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $[5.06] (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $[19,975,772] and $[207,510,145] (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Holders of shares of the Series A Preferred Stock, par value $0.0001 per share, of Signing Day Sports (“SGN Series A Preferred Stock”), will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting that are described below, or by order of the board of directors of Signing Day Sports in its sole discretion.

The shares of Signing Day Sports common stock are listed on the NYSE American under the symbol “SGN”. On [ ], 2025, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Signing Day Sports common stock was $[   ] per share. BlockchAIn intends to submit an initial listing application to list the BlockchAIn common shares on the NYSE American. After completion of the Business Combination, BlockchAIn expects to trade on the NYSE American under the symbol “[   ]”.

Signing Day Sports Stockholders are cordially invited to attend a special meeting (the “Meeting”) of the stockholders of Signing Day Sports relating to the Business Combination.

Signing Day Sports is holding the Meeting in order to obtain the stockholder approvals necessary to complete the Business Combination and related matters. Signing Day Sports has fixed________, 2025 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Only holders of record of shares of Signing Day Sports common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. At the close of business on the Record Date, Signing Day Sports had [   ] shares of Signing Day Sports common stock and [ ] shares of Signing Day Sports Series A Preferred Stock outstanding and entitled to vote at the Meeting. Each share of Signing Day Sports common stock is entitled to one (1) vote and each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes.

The Meeting will be held at [             ], Pacific Time, on [      ], 2025, at 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona 85255, unless postponed or adjourned to a later date. At the Meeting, Signing Day Sports will ask its stockholders:

1.	To approve the Business Combination Agreement by and among Signing Day Sports, BlockchAIn, Merger Sub I, Merger Sub II and One Blockchain, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the One Blockchain Merger, the Signing Day Sports Merger, and the issuance of BlockchAIn common shares to Signing Day Sports Stockholders and One Blockchain Securityholders (the “Business Combination Proposal”);

2.	To approve, on a non-binding advisory basis, certain governance provisions relating to material differences between Signing Day Sports’ current Second Amended and Restated Certificate of Incorporation, as amended, and the Amended and Restated Certificate of Incorporation of BlockchAIn (the “Governance Proposal”); and

3.	To authorize the adjournment of the Signing Day Sports special meeting, (i) if based upon the proxies held at the time of the Meeting, a quorum has not been obtained, or there are not sufficient votes to approve any proposal, (ii) if the Signing Day Sports determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or (where permissible) waived, or (iii) for any other reason as determined by the chairman of the Meeting (the “Adjournment Proposal”).

As described in the accompanying proxy statement/prospectus, certain Signing Day Sports Stockholders, consisting of the current directors and executive officers of Signing Day Sports, who in the aggregate owned approximately [     ]% of the outstanding voting shares of Signing Day Sports common stock as of the Record Date, are parties to a Voting and Support Agreement with BlockchAIn and Signing Day Sports whereby such stockholders have agreed to vote any shares of Signing Day Sports common stock held by them as of the Record Date in favor of all of the proposals described in the accompanying proxy statement/prospectus, and subject to the terms of the Voting and Support Agreement. One Blockchain’s manager has approved the Business Combination Agreement, the Business Combination, and the consummation of the transactions contemplated therein. Prior to the Closing, the One Blockchain Securityholders will approve the Business Combination Agreement and the consummation of the transactions.

After careful consideration, the board of directors of Signing Day Sports has (i) determined that the transactions contemplated by the Business Combination Agreement are fair to, advisable and in the best interests of Signing Day Sports and its stockholders, (ii) approved and declared advisable the Business Combination Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that its stockholders vote to adopt or approve, as applicable, the Business Combination Agreement and, therefore, approve the transactions contemplated therein. Signing Day Sports’ board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

More information about BlockchAIn, Signing Day Sports, One Blockchain, the Business Combination Agreement and the related transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Signing Day Sports and One Blockchain urge you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 16 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Signing Day Sports is excited about the opportunities the Business Combination bring to both the Signing Day Sports Stockholders and the One Blockchain Securityholders and thank you for your consideration and continued support.

Sincerely,

/s/ Daniel Nelson
Daniel Nelson
Chief Executive Officer, Chairman, and Director
Signing Day Sports, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated            , 2025, and is first being mailed to the Signing Day Sports Stockholders on or about           , 2025.

NOTICE OF SPECIAL MEETING OF

SIGNING DAY SPORTS, INC.

To Be Held on [                ], 2025

To the Stockholders of Signing Day Sports, Inc.:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a special meeting (the “Meeting”) of the stockholders of Signing Day Sports, Inc., a Delaware corporation (“Signing Day Sports,” the “Company,” “we,” “us,” or “our,” unless otherwise indicated), which will be held at [          ], Pacific Time, on [               ], 2025, at our principal executive offices at 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona 85255.

During the Meeting, stockholders will be asked to consider and vote upon the following proposals:

Proposal 1 — Business Combination Proposal — A proposal to consider and vote upon the Business Combination Agreement, dated as of May 27, 2025, by and among Signing Day Sports, BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BlockchAIn” or the “Combined Company”), BCDI Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of BlockchAIn (“Merger Sub I”), BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn (“Merger Sub II”), and One Blockchain LLC (formerly known as BV Power Alpha LLC), a Delaware limited liability company (“One Blockchain”), as amended from time to time (the “Business Combination Agreement”), and the transactions contemplated thereby, in the form attached as Annex A to this proxy statement/prospectus;

Proposal 2 — Governance Proposal — A proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions relating to material differences between Signing Day Sports’ current Second Amended and Restated Certificate of Incorporation, as amended, and the Amended and Restated Certificate of Incorporation of BlockchAIn, which include:

Governance Proposal 2(a) — To increase the number of authorized BlockchAIn common shares to [    ];

Governance Proposal 2(b) — To provide for [    ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board;

Governance Proposal 2(c) — To require that stockholders only act at meetings of BlockchAIn and not by written consent;

Governance Proposal 2(d) — To provide for the BlockchAIn Board to be classified;

Governance Proposal 2(e) — To provide that the BlockchAIn Board or any director of BlockchAIn may be removed for cause only by at least a majority of the voting power of all of the then outstanding shares of voting stock of BlockchAIn entitled to vote at an election of directors;

Governance Proposal 2(f) — To provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and claims; and

Governance Proposal 2(g) — To allow the directors of the Combined Company to approve a reverse stock split of the BlockchAIn common shares based on an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation.

Proposal 3 — Adjournment Proposal — A proposal to consider and vote upon an adjournment of the Meeting, (i) if based upon the proxies held at the time of the Meeting, a quorum has not been obtained, or there are not sufficient votes to approve any proposal, (ii) if the Signing Day Sports board of directors determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or (where permissible) waived, or (iii) for any other reason as determined by the chairman of the Meeting.

The board of directors of Signing Day Sports has fixed [   ], 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof (the “Record Date”). Only holders of record of shares of Signing Day Sports common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. At the close of business on the Record Date, Signing Day Sports had [     ] shares of Signing Day Sports common stock and [    ] shares of Signing Day Sports Series A Preferred Stock outstanding and entitled to vote at the Meeting.

Each share of Signing Day Sports common stock is entitled to one (1) vote. Each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes.

PLEASE NOTE: IF YOU ARE A HOLDER OF RECORD OF SGN SERIES A PREFERRED STOCK AS OF THE RECORD DATE, BUT YOU DO NOT VOTE BY PROXY PRIOR TO THE MEETING, THEN YOUR SHARES OF SGN SERIES A PREFERRED STOCK WILL BE AUTOMATICALLY REDEEMED IMMEDIATELY PRIOR TO THE OPENING OF THE MEETING. IF THAT OCCURS, YOU MAY ONLY VOTE YOUR SHARES OF SIGNING DAY SPORTS COMMON STOCK AT THE MEETING, AND YOUR POWER TO AFFECT THE RESULTS OF THE VOTES AT THE MEETING WOULD BE NEGLIGIBLE. IN ORDER TO PRESERVE YOUR VOTING POWER AT THE MEETING, YOU MUST VOTE BY PROXY PRIOR TO THE MEETING. You may change or revoke your proxy at any time before it is voted at the Meeting, either by submitting a new vote by proxy or by attending the Meeting and voting at the Meeting.

Your vote is important. Even if you plan to attend the Meeting, Signing Day Sports urges you to sign and return the enclosed proxy by mail or vote online to ensure that your shares will be represented at the Meeting and that you preserve your full voting rights with respect to the Meeting.

We look forward to seeing you at the special meeting.

By Order of the Board of Directors,

/s/ Daniel Nelson
Daniel Nelson
Chief Executive Officer, Chairman, and Director

Scottsdale, AZ Dated: [ ], 2025

THE SIGNING DAY SPORTS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS IN THE BEST INTERESTS OF, AND ADVISABLE TO, SIGNING DAY SPORTS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE SIGNING DAY SPORTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SIGNING DAY SPORTS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BlockchAIn” or the “Combined Company”), constitutes a prospectus of BlockchAIn under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the BlockchAIn common shares to be issued under the Business Combination Agreement, dated as of May 27, 2025, by and among Signing Day Sports, Inc., a Delaware corporation, BlockchAIn, BCDI Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of BlockchAIn (“Merger Sub I”), BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn (“Merger Sub II”), and One Blockchain LLC (formerly known as BV Power Alpha LLC), a Delaware limited liability company (“One Blockchain”), a copy of which is attached as Annex A to this proxy statement/prospectus, as may be amended from time to time (the “Business Combination Agreement”). This document also constitutes a proxy statement of Signing Day Sports under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Summary of the Proxy Statement/Prospectus.”

Except where the context otherwise indicates, information contained in this document regarding Signing Day Sports has been provided by Signing Day Sports and information contained in this document regarding One Blockchain has been provided by One Blockchain. See “Where You Can Find More Information” beginning on page 248 of this proxy statement/prospectus for more details.

You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the proposals. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus and you should not rely upon any information or representations made outside of this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

BlockchAIn and Signing Day Sports are responsible for the information contained in this proxy statement/prospectus. This proxy statement/prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in this proxy statement/prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in the section titled “Risk Factors”. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

TRADEMARKS

Signing Day Sports and One Blockchain use various trademarks, trade names and service marks in each company’s business. For convenience, this proxy statement/prospectus may not include the “℠”, “®” or “™” status symbols for these marks, but such omission is not meant to indicate that Signing Day Sports and One Blockchain would not protect their intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this proxy statement/prospectus are the property of their respective owners.

Conventions

Unless otherwise noted, the share and per share information in this proxy statement/prospectus have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split of the outstanding Signing Day Sports common stock, which became effective on April 14, 2023 and the one-for-forty-eight (1-for-48) reverse stock split of the outstanding Signing Day Sports common stock, which became effective on November 16, 2024.

GLOSSARY

Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires:

“2026 EBITDA” means net income plus interest, taxes, depreciation and amortization of BlockchAIn for the fiscal year ending December 31, 2026, adjusted to eliminate (without duplication) (x) the effects of the Transactions, including fees and expenses, taxes incurred, paid or recognized, any gain or loss on disposition, and any one-time accounting charges, adjustments or write-downs, in each case directly attributable to the Transactions, and (y) any revenue, net income, or component of EBITDA of Signing Day Sports consolidated into the financial statements of BlockchAIn.

“Advisory Agreement” means the M&A Advisory Agreement between One Blockchain LLC c/o VCV Digital and Maxim Group LLC dated January 29, 2025.

“Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person or group at any time relating to an Alternative Transaction.

“AI” means “artificial intelligence,” which refers to the simulation of human intelligence processes by machines, enabling capabilities like learning, reasoning, and problem-solving.

“Alternative Transaction” means any transaction or series of related transactions (other than the Transactions) involving (i) a merger, consolidation, business combination, share exchange, joint venture, recapitalization, liquidation or other similar transaction involving the party or its subsidiaries, (ii) the acquisition or disposition of 20% or more of a party’s consolidated assets, (iii) the issuance or acquisition of 20% or more of any class of equity securities, or (iv) any transaction that would result in any person or group becoming the beneficial owner of 20% or more of the party’s equity securities, in each case whether effected directly or indirectly, including through any subsidiary, and whether in a single transaction or a series of related transactions, but not including any bona fide capital raising transaction for financing purposes that does not involve a change of control.

“Ancillary Documents” means each agreement, instrument, certificate or document to be executed or delivered by any of the parties to the Business Combination Agreement in connection with or pursuant to the Business Combination Agreement, the disclosure schedules thereto, the Signing Day Sports Merger Certificate, the One Blockchain Merger Certificate, the Lock-Up Agreements and the Voting and Support Agreement.

“ASIC” means application-specific integrated circuit, which is a device designed for the sole purpose of mining cryptocurrencies.

“Bitcoin” means the currency and unit of account based on the first system, protocol and network of decentralized digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

“Block” means a file containing information on transactions completed during a given time period. Blocks are the constituent parts of a blockchain.

“Blockchain” means a distributed ledger system that is a sequence of blocks stored consecutively in a public database.

“BlockchAIn” or the “Combined Company” means BlockchAIn Digital Infrastructure, Inc., a Delaware corporation.

“BlockchAIn Amended and Restated Bylaws” means the Amended and Restated Bylaws of BlockchAIn.

“BlockchAIn Amended and Restated Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of BlockchAIn, in the form attached hereto as Annex B.

“BlockchAIn Board” means the board of directors of BlockchAIn following the Business Combination.

“BlockchAIn common shares” or “BlockchAIn common stock” means the common stock, $0.0001 par value per share, of BlockchAIn.

“Blue Ridge Digital Mining” means Blue Ridge Digital Mining, LLC, a Delaware limited liability company.

“Breakup Fee” means $250,000.

“Business Combination” means, collectively, the Signing Day Sports Merger and the One Blockchain Merger.

“Business Combination Agreement” means the Business Combination Agreement, dated as of May 27, 2025, by and among Signing Day Sports, BlockchAIn, Merger Sub I, Merger Sub II, and One Blockchain, as it may be subsequently amended.

“Certificate of Designation” means Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock, dated [ ], 2025, of Signing Day Sports.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“Closing” means the closing of the Business Combination, which is currently expected to occur in the fourth quarter of 2025.

“Code” means the Internal Revenue Code of 1986, as amended.

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard”, shut down, closure, sequester directive, guideline or recommendation made by an applicable governmental authority or any other applicable law in connection with or in response to COVID-19.

“Crypto,” “crypto asset,” or “digital asset” means any asset that is built using blockchain technology, including a cryptocurrency like Bitcoin.

“Cryptocurrency” or “virtual currency” means a digital representation of value that functions as a medium of exchange, a unit of account and/or a store of value that is built using blockchain technology. Its creation and transfer is based on an open-source cryptographic protocol and is not backed by any central bank or government.

“DGCL” means the Delaware General Corporation Law, as amended.

“Distributed Ledger” means a ledger in which data is stored across a network of decentralized nodes. A distributed ledger is a system for recording the transaction of assets in a decentralized manner. Unlike centralized solutions, such as databases, distributed ledgers do not have a central repository for storing recorded data. Nodes process and verify transactions.

“Dividend Date” means [                    ], 2025.

“DTC” means the Depository Trust Company.

“Earnout Shares” means additional BlockchAIn common shares equal to 11.628% of the total number of BlockchAIn common shares issued to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing, subject to adjustment, upon the fulfillment of a certain performance target by BlockchAIn.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“ERCOT” means Electric Reliability Council of Texas, the organization responsible for managing the Texas power grid.

“ERCOT-polled settlement” or “EPS” meters are meters that are directly polled by ERCOT for use in the financial settlement of the Texas electricity market.

“ETH” means Ether, the native cryptocurrency of the Ethereum platform, which is a decentralized blockchain that enables smart contracts and decentralized applications.

“ETF” means exchange-traded fund, a type of pooled investment security that operates like a mutual fund,

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FinCEN” means the U.S. Financial Crimes Enforcement Network.

“GW” means gigawatt; “GWh” means gigawatt-hour; and “GWh/day” means gigawatt-hours per day.

“Hash” means the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations.

“Hash rate” means the speed at which a computer or computer network can take any set of information and use an algorithm to reduce that information into a string of letters and numbers of a certain length, known as a “hash.”

“HPC” means high-performance computing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“InfiniBand” means a computer networking communications standard used in high-performance computing that features very high throughput and very low latency.

“Initial coin offering” or “ICO” means a fundraising method in which a company or development team offers digital tokens to the public in exchange for capital.

“Interim Period” means the interim period between the execution of the Business Combination Agreement and the earlier of the Closing or termination of the Business Combination Agreement.

“Investment Company Act” means the U.S. Investment Company Act of 1940.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“kWh” means kilowatt-hours.

“kW” means kilowatt.

“Lock-Up Agreements” means the Lock-Up/Leakout Agreements to be entered into between BlockchAIn and each principal and officer and director of Signing Day Sports and each One Blockchain Securityholder at the Closing pursuant to the Business Combination Agreement.

v

“Material Adverse Effect” means with respect to any specified person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries to consummate the Transactions or to perform its obligations under the Business Combination Agreement or the Ancillary Documents to which it is party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its Subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate, (iii) changes or proposed changed in U.S. GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its Subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided, that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable law (or any interpretation thereof) after the date of this Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement, and (ix) in respect of One Blockchain, any action taken by, or at the written request of, Signing Day Sports and in respect of Signing Day Sports or BlockchAIn, any action taken by, or at the written request of, One Blockchain; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person and its subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such person or any of its subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account).

“Maxim Group” means Maxim Group LLC.

“Maxim Partners” means Maxim Partners LLC.

“Meeting” means the special stockholders’ meeting of Signing Day Sports to be held at [          ], Pacific Time, on [               ], 2025, at our principal executive offices at 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona 85255, at which the Signing Day Stock Stockholders will be asked to consider and vote upon the proposals described in this proxy statement/prospectus.

“Merger Sub I” means BCDI Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of BlockchAIn.

“Merger Sub II” means BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn.

“Miner” means an individual or entity that operates a computer or group of computers that add new transactions to blocks in and submits those blocks to the rest of the blockchain network in a blockchain that uses a mining-based protocol such as PoW. Miners collect transaction fees and are rewarded with new cryptocurrency for their services.

“Mining” means the process by which new blocks are created, and thus new transactions are added to the blockchain, in a blockchain that uses a mining-based protocol such as PoW.

“Mining pool” means a group of cryptocurrency miners formed to combine computational resources and increase their changes of mining cryptocurrencies.

“ML” means “machine learning,” which refers to is a branch of artificial intelligence (AI) focused on enabling computers and machines to imitate the way that humans learn, to perform tasks autonomously, and to improve their performance and accuracy through experience and exposure to more data.

“MW” means megawatt; “MWh” means megawatt-hour.

“Newbridge” means Newbridge Securities Corporation.

“NYSE American” means the NYSE American LLC.

“Node” means the most basic unit and critical part of a blockchain infrastructure, storing its data and allowing all communication (transaction) to pass through it. It can be run by any personal computing device or server. Nodes are interconnected, and hence, can readily pass data amongst each other. It is essential for them to be always up-to-date in order to function properly.

“OFAC” means the U.S. Office of Foreign Assets Control.

“One Blockchain” means One Blockchain LLC (formerly known as BV Power Alpha LLC), a Delaware limited liability company.

“One Blockchain membership interests” means the One Blockchain membership interests.

“One Blockchain Merger Consideration” means the aggregate consideration to be paid to the One Blockchain Securityholders, which will consist of a number of BlockchAIn common shares equal to the product of the SGN Outstanding Shares multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares.

“One Blockchain Merger” means the merger of Merger Sub II with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn.

“One Blockchain Merger Certificate” means the certificate of merger to be filed relating to the One Blockchain Merger.

“One Blockchain Merger Effective Time” means the time that One Blockchain, Merger Sub II and BlockchAIn cause the One Blockchain Merger to be consummated by filing the executed One Blockchain Merger Certificate with the Secretary of State of the State of Delaware in accordance with the Delaware Limited Liability Company Act, or at such later time as may be agreed by One Blockchain and Merger Sub II (with the prior written consent of Merger Sub II) in writing and specified in the One Blockchain Merger Certificate.

“One Blockchain Securityholders” means Tiger Cloud LLC, a Delaware limited liability company (“Tiger Cloud”), and VCV Digital Solutions LLC, a Delaware limited liability company (“VCV Digital”), holders of One Blockchain membership interests.

“Outside Date” means December 31, 2025, subject to extension to February 15, 2026 in the event that the registration statement of which this prospectus/proxy statement forms a part shall have been declared effective by the SEC by December 31, 2025 but the Closing shall not have occurred, as provided under the Business Combination Agreement.

“Permitted Capital Raise” means the offer and sale by Signing Day Sports of Signing Day Sports common stock in its current “at-the-market” offering having an aggregate price to the public of up to $4,000,000, pursuant to its registration statement on Form S-3 that was prepared and filed with the SEC (File No. 333-283559), including any base prospectus contained therein and any prospectus supplement filed or to be filed pursuant to Rule 424(b) thereunder in connection with such offering, as the same may be amended or supplemented from time to time.

“Private Key” means an alphanumeric string that is generated at the creation of a crypto wallet address and serves as its password or the access code. Whoever has access to a private key has absolute control over its corresponding wallet, access to the funds contained within, and can transfer or trade assets and use the account for other purposes.

“Proof-of-Capacity” or “PoC” means a consensus mechanism protocol used in blockchains that allows for mining devices in the network to use their available storage space and time to decide mining rights and validate transactions.

“Proof-of-Stake” or “PoS” means a blockchain consensus protocol in which validators are selected to create new blocks and confirm transactions based on the amount of the blockchain’s native cryptocurrency they “stake” (i.e., lock up) in the network.

“Proof-of-Work” or “PoW” means a consensus mechanism protocol used in many cryptocurrencies, including Bitcoin, to validate transactions and create new blocks on the blockchain. Proof-of-Work is a process by which miners compete with each other to solve complex mathematical puzzles in order to validate transactions and create new blocks. The miner who solves the puzzle first is rewarded with a certain amount of cryptocurrency.

“Record Date” means [    ], 2025, the record date for the Meeting.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” means documents required to be filed or furnished by Signing Day Sports with the SEC under the Securities Act and the Exchange Act since January 1, 2022.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SGN Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of Signing Day Sports.

“SHA-256” means “Secure Hash Algorithm 256-bit,” a cryptographic hash function that produces a fixed 256-bit output (32-byte) for any given input.

“Signing Day Sports,” the “Company,” “we,” “us,” or “our,” mean Signing Day Sports, Inc., a Delaware corporation.

“Signing Day Sports Board” means the board of directors of Signing Day Sports.

“Signing Day Sports Board Recommendation” means the recommendation of the Signing Day Sports Board that Signing Day Sports Stockholders vote in favor of the approval of the Business Combination Agreement, the Ancillary Documents to which it is party, the Mergers, and the other matters to be voted on as described in this proxy statement/prospectus.

“Signing Day Sports Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of Signing Day Sports, dated February 27, 2024, as amended by the Certificate of Amendment dated November 14, 2024, as the same may be amended or modified from time to time after the date hereof.

“Signing Day Sports Equity Incentive Plan” means the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan.

“Signing Day Sports common stock” means the common stock, par value $0.0001 per share, of Signing Day Sports.

“Signing Day Sports Merger Certificate” means the certificate of merger to be filed relating to the Signing Day Sports Merger.

“Signing Day Sports Merger Effective Time” means the time that Signing Day Sports, Merger Sub I and BlockchAIn cause the Signing Day Sports Merger to be consummated by filing the executed Signing Day Sports Merger Certificate with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as may be agreed by Signing Day Sports and Merger Sub I (with the prior written consent of BlockchAIn) in writing and specified in the Signing Day Sports Merger Certificate.

“Signing Day Sports Stockholder” means a holder of Signing Day Sports common stock.

“Signing Day Sports Merger” means the merger of Merger Sub I with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn.

“SGN Outstanding Shares” means the number of shares of Signing Day Sports common stock outstanding immediately prior to the Signing Day Sports Merger Effective Time, not including certain out-of-the-money derivative securities.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“TH”, or terahash, means a unit of measurement that quantifies the computational power of Bitcoin mining hardware, indicating one trillion hashes.

“Transactions” means collectively the Business Combination and the other transactions contemplated by the Business Combination Agreement.

“W” means watt.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Validator” is a participant in a PoS blockchain that verifies or validates blockchain transactions to determine which blocks are added to the blockchain.

“Variable Rate Transaction” means a transaction in which One Blockchain, Signing Day Sports, or any of their subsidiaries issues or sells any equity or debt securities that are convertible into, exchangeable for, or carry the right to receive additional shares of capital stock either (A) at a conversion, exercise or exchange rate or other price that is based on or varies with the trading prices of, or quotations for, shares of capital stock at any time after the initial issuance of such securities, or (B) with a price that is subject to being reset at some future date after the initial issuance of such securities, including, without limitation, pursuant to any equity line of credit, at-the-market offering, or similar agreement, or any agreement to issue securities at a future determined price.

“VCV Digital Infrastructure Holdings” means VCV Digital Infrastructure Holdings, LLC, a Delaware limited liability company.

“Voting and Support Agreement” means the Voting and Support Agreement, dated as of May 27, 2025, between Signing Day Sports, BlockchAIn, and certain Signing Day Sports Stockholders consisting of the current directors and executive officers of Signing Day Sports, pursuant to which each of such Signing Day Sports Stockholders agreed, among other things, to vote his, her or its shares of Signing Day Sports common stock in favor of all of the proposals described in this proxy statement/prospectus at the Meeting, subject to the terms of the Voting and Support Agreement.

“Wallet” means a device, physical medium, program or service that stores users’ public and private keys, while providing an easy-to-use interface to manage crypto balances. They also support cryptocurrency transfers through the blockchain.

“Zcash” means a cryptocurrency originally based on the Bitcoin blockchain technology with modifications intended to enhance user privacy.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the Business Combination, Signing Day Sports’ ability to solicit a sufficient number of proxies to approve the Business Combination and other matters related to the consummation of the Business Combination.

For a discussion of the factors that may cause Signing Day Sports, One Blockchain or BlockchAIn’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Signing Day Sports and One Blockchain to complete the Business Combination and the effect of the Business Combination on the business of Signing Day Sports, One Blockchain and BlockchAIn, see the section titled “Risk Factors” in this proxy statement/prospectus.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	the expected benefits of and potential value created by the Business Combination for the Signing Day Sports Stockholders and the One Blockchain Securityholders;

●	likelihood of the satisfaction of certain conditions to the completion of the Business Combination and whether and when the Business Combination will be consummated;

●	the ability to obtain and/or maintain the listing of BlockchAIn’s securities on the NYSE American following the Business Combination;

●	Signing Day Sports’ ability to control and correctly estimate its operating expenses and its expenses associated with the Business Combination;

●	anticipated favorable impacts from strategic changes to Signing Day Sports’ business on Signing Day Sports’ net sales, revenues, income from continuing operations, or other results of operations;

●	Signing Day Sports’ expected ability to comply with user data privacy laws and other legal requirements;

●	anticipated legal and regulatory requirements and Signing Day Sports’ ability to comply with such requirements;

●	Signing Day Sports’ expected ability to attract and retain key personnel to manage its business effectively;

●	the price and volatility of Bitcoin and other cryptocurrencies;

x

●	One Blockchain’s ability to begin or complete any project that is “in the pipeline,” contracted or negotiated but not yet under active construction;

●	One Blockchain’s ability to make effective judgments regarding pricing strategy and resource allocation;

●	One Blockchain’s ability to control electricity costs;

●	the risk that one or more of One Blockchain’s customers may experience financial distress or bankruptcy, which could result in reduced revenue, uncollectible accounts receivable, or disruptions to One Blockchain’s operations;

●	regulatory changes or actions that may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require One Blockchain’s to cease certain or all operations;

●	the risks to One Blockchain’s business of earthquakes, fires, floods, and other natural catastrophic events and interruptions by man-made issues such as strikes and terrorist attacks;

●	unexpected costs or expenses to One Blockchain’s business;

●	One Blockchain’s expectations regarding its cash runway or use of its cash; and

●	general economic and business conditions in One Blockchain’s market.

You should not rely upon forward-looking statements as predictions of future events. Signing Day Sports, One Blockchain and BlockchAIn cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Signing Day Sports, One Blockchain or BlockchAIn, as applicable. These statements are based upon information available as of the date of this proxy statement/prospectus, and while Signing Day Sports, One Blockchain or BlockchAIn, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, the risk that the conditions to the Closing are not satisfied, including the failure to timely, or at all, obtain stockholder approval for the Business Combination; uncertainties as to the timing of the consummation of the Business Combination; risks related to Signing Day Sports’ ability to correctly estimate its operating expenses and its expenses associated with the Business Combination; competitive responses to the Business Combination; unexpected costs, charges or expenses resulting from the Business Combination; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Business Combination; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Signing Day Sports, One Blockchain or BlockchAIn could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Signing Day Sports, One Blockchain, and BlockchAIn do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by the federal securities laws.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE MEETING

The following section provides answers to frequently asked questions about the Business Combination and the Meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Business Combination?

A:	On May 27, 2025, Signing Day Sports, BlockchAIn, Merger Sub I, Merger Sub II, and One Blockchain, entered into the Business Combination Agreement, providing for (1) the Signing Day Sports Merger, which involves the merger of Merger Sub I with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn, and (2) the One Blockchain Merger, which involves the merger of Merger Sub II with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn. The Signing Day Sports Stockholders and One Blockchain Securityholders will receive BlockchAIn common shares as part of the Business Combination.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

Q:	What will happen in the Business Combination?

A:	The Signing Day Sports Merger will occur. As a result of the Signing Day Sports Merger, each outstanding share of Signing Day Sports common stock will be exchanged for one (1) BlockchAIn common share. In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that has not previously been exercised prior to the Closing will be converted into equivalent options and warrants to purchase BlockchAIn common shares, and each option will immediately become fully vested. As of [ ], 2025, there were options to purchase [6,024] shares of Signing Day Sports common stock outstanding and warrants to purchase [20,306] shares of Signing Day Sports common stock outstanding.

At the same time, the One Blockchain Merger will occur. As a result of the One Blockchain Merger, the One Blockchain membership interests outstanding prior to the One Blockchain Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holders thereof to receive the One Blockchain Merger Consideration, which will consist of the number of BlockchAIn common shares equal to the product of the SGN Outstanding Shares multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares.

Prior to the Closing, BlockchAIn may adjust the number of BlockchAIn common shares that each share of Signing Day Sports common stock will be converted into in order to retain the proportionate shareholdings of SGN, One Blockchain and Maxim Partners (or its designees) in BlockchAIn pursuant to the Business Combination Agreement that may change as a result of equity or equity-linked issuances of SGN through the date of the Closing and if necessary to comply with the listing requirements of the NYSE American, so long as (i) after such adjustment, the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will not be less than 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

The Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

Upon the Closing, it is anticipated that Signing Day Sports Stockholders will become owners of approximately 8.5% of BlockchAIn, One Blockchain Securityholders will become owners of approximately 88.3% of BlockchAIn, and Maxim Group will become owners of approximately 3.2% of BlockchAIn.

Q:	What will happen if, for any reason, the Business Combination does not close?

A:	In the event that the Business Combination does not close and the Business Combination Agreement is terminated, the Signing Day Sports Board of Directors (the “Signing Day Sports Board”) may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Business Combination, continue to operate the remaining business of Signing Day Sports or divest all or a portion of Signing Day Sports’ business or assets if viable alternative strategic transactions are not available.

Under certain circumstances, Signing Day Sports may be obligated to pay One Blockchain a termination fee as more fully described in the section titled “The Business Combination Agreement — Termination Fees”.

Q:	What are the conditions to closing the Business Combination?

A: The Closing is subject to the satisfaction or, to the extent permissible, the waiver, of certain conditions, including: (i) the expiration or termination of applicable antitrust waiting periods and any required antitrust consents having been obtained; (ii) approval of the Business Combination Agreement and the Transactions, including the Signing Day Sports Merger and the One Blockchain Merger by the requisite vote of Signing Day Sports Stockholders; (iii) the registration statement of which this proxy statement/prospectus forms a part having become effective in accordance with the provisions of the Securities Act, and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn; (iv) the approval for listing of the BlockchAIn common shares to be issued pursuant to the Business Combination Agreement on the NYSE American (or another national securities exchange); (v) the absence of any law or order prohibiting the Transactions; (vi) the accuracy of the parties’ representations and warranties and compliance with their covenants, subject to specified materiality standards; (vii) the termination of the employment agreements of each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, without any continuing liability to Signing Day Sports, BlockchAIn, or One Blockchain; (viii) the execution of Executive Consulting Agreements with BlockchAIn or one of its subsidiaries that provide that each of Mr. Smith, Mr. Nelson, and Mr. Hecklinski will be engaged as a consultant for a 24-month term and certain severance compensation; and (ix) other customary closing conditions.

For more information regarding the conditions to closing the Business Combination, see the section “The Business Combination Agreement — Conditions to the Closing of the Business Combination” beginning on page 99 of this proxy statement/prospectus.

Q:	Why are Signing Day Sports and One Blockchain proposing to combine?

A: Signing Day Sports and One Blockchain believe that the Business Combination will result in a company with a strong leadership team and substantial capital resources, which will better position the Combined Company to compete in its industry.

For a more complete description of the reasons for the Business Combination, please see the sections titled “The Business Combination — Signing Day Sports Reasons for the Business Combination” beginning on page 83 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Signing Day Sports as of the Record Date for the Meeting, and you are entitled to vote at the Meeting to approve the matters set forth herein. This document serves as:

●	a proxy statement of Signing Day Sports to solicit proxies for the special meeting of stockholders on the matters set forth herein; and

●	a prospectus of BlockchAIn used to offer BlockchAIn common shares in exchange for Signing Day Sports common stock in the Signing Day Sports Merger and One Blockchain membership interests in the One Blockchain Merger.

Q:	What are Signing Day Sports Stockholders being asked to vote on?

A:	Below are the proposals that the stockholders of Signing Day Sports are being asked to vote on at the Meeting:

Proposal 1 — Business Combination Proposal — A proposal to consider and vote upon the Business Combination Agreement by and among Signing Day Sports, BlockchAIn, Merger Sub I, Merger Sub II and One Blockchain, and the transactions contemplated thereby, including the One Blockchain Merger, the Signing Day Sports Merger, and the issuance of BlockchAIn common shares to Signing Day Sports Stockholders and One Blockchain Securityholders, in the form attached as Annex A to this proxy statement/prospectus;

Proposal 2 — Governance Proposal — A proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions relating to material differences between the Signing Day Sports Certificate of Incorporation and the BlockchAIn Amended and Restated Certificate of Incorporation, which include:

Governance Proposal 2(a) — To increase the number of authorized BlockchAIn common shares to [   ];

Governance Proposal 2(b) — To provide for [    ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board;

Governance Proposal 2(c) — To require that stockholders only act at meetings of BlockchAIn and not by written consent;

Governance Proposal 2(d) — To provide for the BlockchAIn Board to be classified;

Governance Proposal 2(e) — To provide that the BlockchAIn Board or any director of BlockchAIn may be removed for cause only by at least a majority of the voting power of all of the then outstanding shares of voting stock of BlockchAIn entitled to vote at an election of directors;

Governance Proposal 2(f) — To provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and claims; and

Governance Proposal 2(g) — To allow the directors of the Combined Company to approve a reverse stock split of the BlockchAIn common shares based on an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation.

Proposal 3 — Adjournment Proposal — A proposal to consider and vote upon an adjournment of the Meeting, (i) if based upon the proxies held at the time of the Meeting, a quorum has not been obtained, or there are not sufficient votes to approve any proposal, (ii) if the Signing Day Sports Board determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or (where permissible) waived, or (iii) for any other reason as determined by the chairman of the Meeting.

Q:	What is required to consummate the Business Combination?

A:	To consummate the Business Combination, Signing Day Sports Stockholders must approve the Business Combination Proposal. The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a sufficient number of outstanding shares of stock entitled to vote sufficient to constitute a quorum for the transaction of business is required for such approval.

In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Business Combination Agreement must be satisfied or (where permissible) waived.

As described in this proxy statement/prospectus, certain Signing Day Sports Stockholders, consisting of the current directors and executive officers of Signing Day Sports, who in the aggregate own approximately [1.4]% of the outstanding voting shares of Signing Day Sports common stock as of the Record Date are parties to the Voting and Support Agreement with BlockchAIn and Signing Day Sports whereby such stockholders have agreed to vote any shares of Signing Day Sports common stock held by them as of the Record Date in favor of all of the proposals described in this proxy statement/prospectus at the Meeting, subject to the terms of the Voting and Support Agreement. One Blockchain’s manager has approved the Business Combination Agreement, the Business Combination, and the consummation of the Transactions. Prior to the Closing, the One Blockchain Securityholders will approve the Business Combination Agreement and consummation of the Transactions.

Assuming that a number of outstanding shares of stock entitled to vote sufficient to constitute a quorum for the transaction of business is present at the Meeting and that no shares of SGN Series A Preferred Stock are redeemed prior to the opening of the Meeting, then, as of the Record Date, [48.6]% of the outstanding shares of Signing Day Sports common stock and SGN Series A Preferred Stock will be necessary to approve the Business Combination Proposal, not including the shares subject to the Voting and Support Agreement.

For a more complete description of the closing conditions under the Business Combination Agreement, Signing Day Sports and One Blockchain urge you to read the section titled “The Business Combination Agreement — Conditions to the Closing of the Business Combination” in this proxy statement/prospectus.

Q:	How many BlockchAIn common shares are being issued in the Business Combination, what is the assumed price per share and what is the implied value of the consideration to be received?

A:	The number of BlockchAIn common shares offered in connection with the Closing is expected to be [46,444,482] (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $[5.06] (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $[19,975,772] and $[207,510,145] (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Holders of shares of the SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting, or by order of the Signing Day Sports Board in its sole discretion.

Q:	What will the Signing Day Sports Stockholders receive in the Business Combination?

A:	As of the date of the execution of the Business Combination Agreement, it was anticipated that immediately after the consummation of the Business Combination, the Signing Day Sports Stockholders will own approximately 8.5% of BlockchAIn.

As a result of the Signing Day Sports Merger, each outstanding share of Signing Day Sports common stock will be exchanged for one (1) BlockchAIn common share. In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that has not previously been exercised prior to the Closing will be converted into equivalent options and warrants to purchase BlockchAIn common shares, and each option will immediately become fully vested. As of [    ], 2025, there were options to purchase [6,024] shares of Signing Day Sports common stock outstanding and warrants to purchase [20,306] shares of Signing Day Sports common stock outstanding.

The value of the consideration that the Signing Day Sports Stockholders will receive at the Closing is expected to be approximately $[19,975,772] (subject to adjustment). Holders of shares of SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting, or by order of the Signing Day Sports Board in its sole discretion.

Q:	What will the One Blockchain Securityholders and One Blockchain’s advisor receive in the Business Combination?

A:	As of the date of the execution of the Business Combination Agreement, it was estimated that immediately after the consummation of the Business Combination, the One Blockchain Securityholders will own approximately 88.3% of BlockchAIn.

As a result of the One Blockchain Merger, the One Blockchain membership interests outstanding prior to the One Blockchain Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holders thereof to receive the One Blockchain Merger Consideration, which will consist of the number of BlockchAIn common shares equal to the product of the SGN Outstanding Shares multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares.

Prior to the Closing, BlockchAIn may adjust the number of BlockchAIn common shares that each share of Signing Day Sports common stock will be converted into, so long as (i) after such adjustment, the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will not be less than 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

The Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

The value of the consideration that the One BlockchAIn Securityholders will receive at the Closing is expected to be approximately $[207,510,145] (subject to adjustment). The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment).

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) (i) at the Closing, a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuance to be in accordance with the obligations of One Blockchain under the Advisory Agreement, and (ii) at such time the Earnout Shares, if any, are issued, a number of BlockchAIn common shares equal to 3.5% of the number of the Earnout Shares issued at such time. The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership of BlockchAIn otherwise allocable to the holders of One Blockchain membership interests.

Q:	Who will be the directors of BlockchAIn following the Business Combination?

A:

Following the consummation of the Business Combination, the size of the BlockchAIn Board will be set at a total of no less than five (5) and no greater than seven (7) directors. Pursuant to the terms of the Business Combination Agreement, Signing Day Sports will be entitled to designate at least one director, and all other directors will be designated by One Blockchain. It is anticipated that, following the Closing, the BlockchAIn Board will be constituted as follows:

Jerry Tang	Chief Executive Officer, Chairman and Director
Matthew Feast	Chief Financial Officer
Hongfei Zhang	Independent Director
Mohammad Hasham	Independent Director
George Chuang	Independent Director
[ ]	Director

Q:	Who will be the executive officers of BlockchAIn following the Business Combination?

A:	Immediately following the consummation of the Business Combination, the executive management team of BlockchAIn is expected to be composed primarily of the members of One Blockchain’s executive management team prior to the Business Combination, as follows:

Name	Title
Jerry Tang	Chief Executive Officer, Chairman and Director
Matthew Feast	Chief Financial Officer

Q:	Will BlockchAIn common shares trade on an exchange?

A:	As of [ ], 2025, the shares of Signing Day Sports common stock are listed on the NYSE American under the symbol “SGN”. On [ ], 2025, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Signing Day Sports common stock was $[ ] per share. BlockchAIn intends to submit an initial listing application to list the BlockchAIn common shares on the NYSE American. After completion of the Business Combination, BlockchAIn expects to trade on the NYSE American under the symbol “[ ]”.

Q:	What are the material U.S. federal income tax consequences of the Business Combination?

A:	BlockchAIn, Signing Day Sports and One Blockchain each intend that, subject to the limitations and qualifications described in “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares,” the Signing Day Sports Merger taken together with the One Blockchain Merger will qualify as a transaction described in Section 351 of the Code. If such treatment applies, U.S. Holders (as such term is defined in the section titled “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares”) of Signing Day Sports common stock and One Blockchain membership interests generally would not recognize gain or loss upon the exchange of their Signing Day Sports common stock or One Blockchain membership interests for BlockchAIn common shares in the Business Combination. For a more detailed summary of the material U.S. federal income tax consequences of the Business Combination, see “Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares” beginning on page 92 of this proxy statement/prospectus.

Q:	As a Signing Day Sports Stockholder, how does the Signing Day Sports Board recommend that I vote?

A:	After careful consideration, Signing Day Sports Board unanimously recommends that Signing Day Sports Stockholders vote:

●	“FOR” Proposal 1 – The Business Combination Proposal;

●	“FOR” Proposal 2 – The Governance Proposal; and

●	“FOR” Proposal 3 – The Adjournment Proposal.

Q:	Do persons involved in the Business Combination have interests that may conflict with mine as a Signing Day Sports Stockholder?

A:	Certain officers and directors of Signing Day Sports participate in arrangements that provide them with interests in the Business Combination that are different from yours, including, among others, the following:

●	engagement of each of the following officers of Signing Day Sports by BlockchAIn or one of its subsidiaries as a consultant for a fixed term of 24 months, with the following payment terms:

▪	Daniel Nelson, Chief Executive Officer, Chairman, and a director of Signing Day Sports, is expected to receive a fixed monthly fee of $16,666.66;

▪	Jeffry Hecklinski, President and a director of Signing Day Sports, is expected to receive a fixed monthly fee of $14,583.33; and

▪	Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports, is expected to receive a fixed monthly fee of $14,583.33;

●	potential severance benefits to each of the following officers of Signing Day Sports, as follows:

▪	if Daniel Nelson, Chief Executive Officer, Chairman, and a director of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause, Signing Day Sports will be required to pay Mr. Nelson the following sums: (i) in the event of termination without cause, cash in the amount of base salary in effect on the date of such termination, which is currently $200,000, payable in 12 monthly installments; or (ii) in the event of termination upon a Change of Control (as defined in Mr. Nelson’s employment agreement), cash in the amount of one-half of base salary in effect on the date of such termination payable in six monthly installments;

▪	under the expected terms of Daniel Nelson’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Nelson without cause, then BlockchAIn will be required to pay Mr. Nelson a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $99,999.96;

▪	if Jeffry Hecklinski, President and a director of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause or upon a Change of Control (as defined in Mr. Hecklinski’s employment agreement), Signing Day Sports will be required to pay Mr. Hecklinski one-half of base salary in effect on the date of such termination, which is currently $200,000), payable in six monthly installments;

▪	under the expected terms of Jeffry Hecklinski’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Hecklinski without cause, then BlockchAIn will be required to pay Mr. Hecklinski a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $87,499.98;

▪	if Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause or upon a Change of Control (as defined in Mr. Smith’s employment agreement), Signing Day Sports will be required to pay Mr. Smith one-half of base salary in effect on the date of such termination, which is currently $150,000), payable in six monthly installments; and

▪	under the expected terms of Craig Smith’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Smith without cause, then BlockchAIn will be required to pay Mr. Smith a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $87,499.98; and

▪	continued indemnification and liability coverage to each of the officers and directors of Signing Day Sports.

These interests, among others, may influence the officers and directors of Signing Day Sports to support or approve the Business Combination. The Signing Day Sports Board was aware of these interests and considered them, among other matters, in the decision to approve the Business Combination Agreement. For more information, please see the section titled “The Business Combination — Interests of the Signing Day Sports Directors and Executive Officers in the Business Combination”.

Q:	Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:	You should carefully review the section titled “Risk Factors” beginning on page 16 of this proxy statement/prospectus, which set forth certain risks and uncertainties related to the Business Combination, risks and uncertainties to which BlockchAIn’s business will be subject, and risks and uncertainties to which each of Signing Day Sports and One Blockchain, as independent companies, are subject.

Q:	Who can vote at the meeting?

A:	Only Signing Day Sports Stockholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. As of the Record Date, there were [ ] shares of Signing Day Sports common stock and [ ]_shares of SGN Series A Preferred Stock outstanding and entitled to vote.

The Signing Day Sports common stock and the SGN Series A Preferred Stock are Signing Day Sports’ only classes of voting stock. Each share of Signing Day Sports common stock is entitled to one (1) vote and each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes.

As a result of the dividend to the Signing Day Sports Stockholders of record on the Dividend Date of a number of shares of SGN Series A Preferred Stock equal to the number of shares of Signing Day Sports common stock held by the Signing Day Sports Stockholders of record on the Dividend Date, each holder of shares of Signing Day Sports common stock also holds a number of shares of SGN Series A Preferred Stock equal to the number of shares of Signing Day Sports common stock held by such holder as of the Dividend Date. The shares of SGN Series A Preferred Stock shall be voted together with the shares of Signing Day Sports common stock as a single class with respect to each of the proposals; provided, however, that the holders of the outstanding shares of SGN Series A Preferred Stock will only be entitled to vote such shares on the proposals set forth herein and only by proxy prior to the opening of the Meeting.

Pursuant to the terms of the shares of SGN Series A Preferred Stock, all shares of SGN Series A Preferred Stock that are not voted prior to the opening of the Meeting will be automatically redeemed immediately prior to the opening of the Meeting and the shares of SGN Series A Preferred Stock that are voted prior to the opening of the Meeting will be automatically redeemed once all proposals set forth in this proxy statement/prospectus are approved by the Signing Day Sports Stockholders. Upon the approval of the proposals contained in this proxy statement/prospectus, including the Business Combination Proposal, all SGN Series A Preferred Stock that were voted prior to the opening of the Meeting will be automatically redeemed. The Signing Day Sports Board may also exercise its sole discretion to order redemption of all (but not part) of the outstanding shares of Series A Preferred Stock by delivering written notice of redemption to each Holder not less than two days prior to the redemption date specified in such at any time prior to the Meeting.

Except as described below, you may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank or other nominee. Unless otherwise provided on any applicable proxy or ballot with respect to voting on the proposals, the vote of each share of SGN Series A Preferred Stock entitled to vote on the proposals shall be cast in the same manner as the vote, if any, of the share of Signing Day Sports common stock in respect of which such share of SGN Series A Preferred Stock was issued as a dividend is cast on the proposals, as applicable, and the proxy or ballot with respect to shares of Signing Day Sports common stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of SGN Series A Preferred Stock held by such holder. Holders of shares of SGN Series A Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the shares of SGN Series A Preferred Stock on the proposals.

If you vote by proxy prior to the opening of the Meeting and either do not attend the Meeting or attend the Meeting but do not revoke or change your vote, then your shares of Signing Day Sports common stock and SGN Series A Preferred Stock owned by you as of the Record Date will be voted at the Meeting in the manner provided by proxy. If you vote by proxy prior to the opening of the Meeting, attend the Meeting, and revoke the voted proxy and change your votes, then your shares of Signing Day Sports common stock and SGN Series A Preferred Stock owned by you as of the Record Date will be voted as you vote them at the Meeting. If you do not vote prior to the Meeting by proxy, your shares of SGN Series A Preferred Stock will be automatically redeemed as of immediately prior to the opening of the Meeting, and you will remain entitled to vote only your shares of Signing Day Sports common stock owned by you as of the Record Date at the Meeting.

Upon redemption, each share of SGN Series A Preferred Stock (or fraction thereof) redeemed in any redemption will be redeemed in consideration for the right to receive an amount equal to $0.001 in cash for each ten shares of SGN Series A Preferred Stock beneficially owned, except as follows: (i) Former beneficial owners of less than ten shares of SGN Series A Preferred Stock redeemed in any redemption will not receive any cash payment; (ii) former beneficial owners of a number of shares of SGN Series A Preferred Stock not equal to a whole number that is a multiple of ten will entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares of SGN Series A Preferred Stock owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such that, for example, the former beneficial owner of 25 shares of SGN Series A Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of SGN Series A Preferred Stock redeemed pursuant to such redemption.

From and after the time at which any shares of SGN Series A Preferred Stock are called for redemption (whether automatically or at the direction of the Signing Day Sports Board), such shares of SGN Series A Preferred Stock shall cease to be outstanding, and the only right of the former holders with respect to such shares of SGN Series A Preferred Stock, as such, will be to receive the applicable redemption price, if any. The shares of SGN Series A Preferred Stock redeemed pursuant shall, upon such redemption, be automatically retired and restored to the status of authorized but unissued shares of preferred stock. Any shares of SGN Series A Preferred Stock that are automatically redeemed immediately prior to the opening of the meeting due to the failure of the holder to vote by proxy prior to the Meeting shall not be deemed to be outstanding for the purpose of voting or determining the number of votes entitled to vote on any matter submitted to the Signing Day Sports Stockholders from and after the time of the such redemption. Shares of SGN Series A Preferred Stock that are automatically redeemed at the conclusion of the Meeting or that are redeemed at the discretion of the Signing Day Sports Board shall not be deemed to be outstanding for any purpose of voting or determining the number of votes entitled to vote on any other matter.

Q:	What stockholder presence is required for quorum at the Meeting?

A:	Except as described below, a quorum of stockholders is necessary to hold a valid meeting. The presence, in person or being represented by proxy, at the Meeting of the holders of one-third of the shares of Signing Day Sports common stock and shares of SGN Series A Preferred Stock outstanding, or equal to [ ] voting shares, is necessary to constitute a quorum at the Meeting for the purpose of approving the proposals. On the Record Date, there were [ ] shares of Signing Day Sports common stock and [ ] shares of SGN Series A Preferred Stock outstanding and entitled to vote.

The number of shares of SGN Series A Preferred Stock outstanding and entitled to vote at the Meeting will be reduced by the number of such shares that are automatically redeemed immediately prior to the opening of the Meeting due to the failure of the holder of such shares to vote such shares by proxy prior to the Meeting. Therefore, the number of shares required to be present in person or by proxy will be one-third of the sum of the number of shares of Signing Day Sports common stock on the Record Date and the number of SGN Series A Preferred Stock that are outstanding and not automatically redeemed immediately prior to the opening of the Meeting due to the failure of the holder of such shares to vote such shares by proxy prior to the Meeting. Both your shares of SGN Series A Preferred Stock and shares of Signing Day Sports common stock will be counted toward the quorum at the Meeting only if you vote by proxy prior to the Meeting. If you attend the Meeting but do not vote by proxy prior to the Meeting, your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting and only your shares of Signing Day Sports common stock will be counted toward the quorum and may be voted at the Meeting.

Approval of the Adjournment Proposal will not require a quorum to be present at the Meeting.

Q:	How many votes am I entitled per share?

A:	Each share of Signing Day Sports common stock entitles the holder thereof to one vote on each proposal at the Meeting, and each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes on each proposal at the Meeting.

Q:	What stockholder votes are required to approve the proposals at the Signing Day Sports special meeting?

A:	The Business Combination Proposal requires the affirmative vote of a majority of the shares of Signing Day Sports common stock and SGN Series A Preferred Stock outstanding and entitled to vote, voting as a single class, on the proposal to be voted “FOR” the Business Combination Proposal. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Business Combination Proposal. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

The Governance Proposal requires the affirmative vote of a majority of shares of Signing Day Sports common stock and SGN Series A Preferred Stock present in person or represented by proxy duly authorized at the Meeting and entitled to vote on the proposal to be voted “FOR” the proposal. As a result, abstentions and “broker non-votes” (see below), if any, will have the effect of a vote against the Governance Proposal.

The approval of the Governance Proposal is not required by the DGCL. However, pursuant to guidance of the SEC, Signing Day Sports is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is advisory, and is not binding on Signing Day Sports or the Signing Day Sports Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal.

The Adjournment Proposal requires the affirmative vote of shares of Signing Day Sports common stock and SGN Series A Preferred Stock, voting as a single class, present in person or represented by proxy duly authorized at the Meeting and entitled to vote on the proposal to be voted “FOR” the proposal. “ABSTAIN” votes will have the same effect as votes “AGAINST” this Proposal. No broker non-votes are expected to exist in connection with this proposal.

Votes will be counted by the inspector of election appointed for the Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and any broker non-votes. Abstentions will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. Abstentions will be counted toward the vote totals and will have the same effect as “AGAINST” votes for each Proposal.

On the Record Date, the Signing Day Sports Stockholders that are party to the Voting and Support Agreement with BlockchAIn and Signing Day Sports, consisting of the current directors and executive officers of Signing Day Sports, owned approximately [1.4]% of the outstanding shares of Signing Day Sports common stock. Pursuant to the Voting and Support Agreement, these stockholders have agreed to vote all shares of Signing Day Sports common stock owned by them as of the Record Date in favor of all the proposals at the Meeting. The Voting and Support Agreement is discussed in greater detail in the section titled “Ancillary Documents and Related Agreements” in this proxy statement/prospectus.

Q:	When do you expect the Business Combination to be consummated?

A:

Pursuant to the terms of the Business Combination Agreement, the Closing will occur no later than the third business day after the last of the conditions to the Business Combination have been satisfied or (where permissible) waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Signing Day Sports and One Blockchain agree. Signing Day Sports and One Blockchain anticipate that the consummation of the Business Combination will occur in the fourth quarter of 2025. However, because the Business Combination is subject to a number of conditions, neither Signing Day Sports nor One Blockchain can predict exactly when the Closing will occur or if it will occur at all. For more information, please see the section titled “The Business Combination Agreement — Conditions to the Closing of the Business Combination” in this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Signing Day Sports urges you to read this proxy statement/prospectus carefully, including the annexes attached hereto, and to consider how the proposals affect you.

If you are a Signing Day Sports Stockholder of record, you may provide your proxy instructions in one of four different ways:

●	You can mail your signed proxy card in the enclosed return envelope.

●	You can provide your proxy instructions via telephone by following the instructions on your proxy card.

●	You can provide your proxy instructions via the internet by following the instructions on your proxy card.

●	You can provide your proxy instructions via fax by following the instructions on your proxy card.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by [ ], 2025, [ ] p.m. Pacific Time, to be counted.

If you hold your shares in a stock brokerage account, a bank or other holder of record, you are considered the “beneficial owner” of those shares in “street name” and want to vote your shares yourself, you may provide your proxy instructions in one of four different ways:

●	You can mail your signed vote instruction form in the enclosed return envelope.

●	You can provide your proxy instructions via telephone by following the instructions on your vote instruction form.

●	You can provide your proxy instructions via the internet by following the instructions on your vote instruction form.

●	You can provide your proxy instructions via fax by following the instructions on your vote instruction form.

If your shares are held in street name, unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Signing Day Sports common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Signing Day Sports shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. See “If my Signing Day Sports shares are held in ‘street name’ by my broker, will my broker vote my shares for me?” below.

Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:	The failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting AGAINST the Business Combination Proposal, and will have no effect on the outcome of the Governance Proposal or the Adjournment Proposal. In addition, your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting, and you will therefore not be able to vote these shares at the Meeting.

Q:	May I attend the Meeting and vote in person?

A:	Stockholders of record as of the Record Date will be able to attend and participate in the Meeting. To join the Meeting and vote, you will need to provide proof that you are a stockholder of record as of the Record Date for the Meeting or the validly appointed proxy of a stockholder of record, which proof may include your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee to obtain a valid proxy to vote your shares at the Meeting or otherwise vote through your bank, broker or other nominee. If your shares are held in “street name” and you do not obtain a valid proxy to vote your shares and do not provide your bank, broker or other nominee with instructions as to how you want to vote, your shares of Signing Day Sports common stock will not be voted.

If you attend the Meeting but do not vote by proxy prior to the Meeting, your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting and only your shares of Signing Day Sports common stock will be counted toward the quorum and may be voted at the Meeting.

Q:	Where and when is the Meeting?

A:	The Meeting will be held at [ ], Pacific Time, on [ ], 2025, at 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona 85255. All Signing Day Sports Stockholders of record and stockholders who hold their shares in street name or any other holder of record as of the Record Date, or their duly appointed proxies, may attend the Meeting.

Q:	Who counts the votes?

A:	[_______] will be engaged as Signing Day Sports’ inspector of election to tabulate stockholder votes. If you are a stockholder of record, your executed proxy card will be returned directly to [______] for tabulation. If you hold your shares through a broker, your broker returns one proxy card to its intermediaries on behalf of all its clients and a global proxy card is delivered to [ ] for counting proxy votes at the meeting.

Q:	If my Signing Day Sports shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your shares are held in a stock brokerage account, a bank or other holder of record, you are considered the “beneficial owner” of those shares in “street name.” Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Signing Day Sports common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Signing Day Sports shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine on which your broker may vote shares held in “street name” in the absence of your voting instructions. The Adjournment Proposal may be considered a routine matter upon which your broker may have discretionary authority to vote your shares if you do not give voting instructions. The Business Combination Proposal and the Governance Proposal are considered non-routine matters and your broker is not expected to have discretionary authority to vote your shares on these matters if you do not give voting instructions. With respect to non-routine items for which you do not give your broker instructions and your broker does not have or does not use discretionary authority to vote your shares, your Signing Day Sports shares will be treated as broker non-votes. See the following question for information about “broker non-votes”. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and are they counted for determining a quorum or affecting the outcome of a proposal?

A:	Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner and (ii) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. Broker non-votes will not be treated as votes cast for or against a Proposal. Broker non-votes will have the same effect as voting AGAINST the Business Combination Proposal, and will have no effect on the outcome of the Governance Proposal or the Adjournment Proposal.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Signing Day Sports Stockholders of record, unless such stockholder’s vote is subject to the Voting and Support Agreement with BlockchAIn and Signing Day Sports, may change their vote at any time before their proxy is voted at the Meeting in one of three ways:

●	You may submit another properly completed proxy with a later date by mail, via the internet, telephone, or fax.

●	You may send a written notice that you are revoking your proxy to Office of the Secretary, Signing Day Sports, 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255, Attention: Office of the Secretary.

●	You may attend the Meeting, revoke your proxy and vote in person. Simply attending the Meeting will not, by itself, revoke your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, faxed proxy instructions, or written notice must be received by [ ], 2025, 11:59 p.m. Pacific Time, to be counted.

If a Signing Day Sports Stockholder that owns Signing Day Sports shares in “street name” has instructed a broker to vote its shares of Signing Day Sports common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Are there appraisal rights in connection with the Business Combination?

A:	Under the DGCL, Signing Day Sports Stockholders and holders of SGN Series A Preferred Stock are not entitled to appraisal rights in connection with any of the proposals contained in this proxy statement/prospectus.

Q:	Who is paying for this proxy solicitation?

A:	Signing Day Sports will bear the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Signing Day Sports common stock for the forwarding of solicitation materials to the beneficial owners of Signing Day Sports common stock. Signing Day Sports will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Signing Day Sports will also retain [    ] to assist it in soliciting proxies using the means referred to above. Signing Day Sports will pay the fees of [     ], which Signing Day Sports expects to be approximately $[     ], plus reimbursement of out-of-pocket expenses.

Q:	Who can help answer my questions?

A:	If you are a Signing Day Sports Stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Business Combination or any of the proposals, including the procedures for voting your shares, please contact:

Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255
Attention: Office of the Secretary
Telephone: (480) 220-6814

[Proxy Solicitor Name]

[Adress:         ]

[Attention:             ]

[Telephone:              ]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the proposals being considered at the Meeting, you should read this entire proxy statement/prospectus carefully, including the Business Combination Agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section titled “Where You Can Find More Information.”

Overview of the Business Combination Agreement

The Business Combination Agreement provides for (1) the Signing Day Sports Merger, in which Merger Sub I will merge with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn, and (2) the One Blockchain Merger, in which Merger Sub II will merge with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn. In connection with the execution of the Business Combination Agreement, on May 27, 2025, Newbridge delivered a fairness opinion to the Signing Day Sports Board.

The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Business Combination and the other transactions contemplated thereby, are summarized below. Capitalized terms used herein but not otherwise defined have the meanings given to them in the Business Combination Agreement.

Business Combination Consideration

As a result of the Signing Day Sports Merger, each outstanding share of Signing Day Sports common stock will be exchanged for one (1) BlockchAIn common share. In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that has not previously been exercised prior to the Closing will be converted into equivalent options and warrants to purchase BlockchAIn common shares, and each option will immediately become fully vested. As of [     ], 2025, there were options to purchase [6,024] shares of Signing Day Sports common stock outstanding and warrants to purchase [20,306] shares of Signing Day Sports common stock outstanding.

At the same time, the One Blockchain Merger will occur. As a result of the One Blockchain Merger, the One Blockchain membership interests outstanding prior to the One Blockchain Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holders thereof to receive the One Blockchain Merger Consideration, which will consist of the number of BlockchAIn common shares equal to the product of the SGN Outstanding Shares multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares.

Prior to the Closing, BlockchAIn may adjust the number of BlockchAIn common shares that each share of Signing Day Sports common stock will be converted into, so long as (i) after such adjustment, the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will not be less than 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

The Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

For a more complete description of what One Blockchain Securityholders will receive in the Business Combination, please see the section titled “The Business Combination Agreement — One Blockchain Merger Consideration” in this proxy statement/prospectus.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued.

Upon the Closing, it is anticipated that Signing Day Sports Stockholders will become owners of approximately 8.5% of BlockchAIn, One Blockchain Securityholders will become owners of approximately 88.3% of BlockchAIn, and Maxim Group will become owners of approximately 3.2% of BlockchAIn.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties from each of the parties. Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The representations and warranties of Signing Day Sports relate to the following:

●	due organization, good standing and qualification to do business;

●	corporate authority to enter into the Business Combination Agreement and binding effect;

●	the Signing Day Sports Board having obtained and reviewed a fairness opinion presentation, dated May 21, 2025 in connection with the Transactions from Newbridge, which included a draft fairness opinion;

●	the Signing Day Sports Board having unanimously (i) determined that the Business Combination Agreement, the Ancillary Documents to which it is party and the Transactions, including the Mergers, are advisable, fair to and in the best interests of the Signing Day Sports Stockholders, (ii) approved and adopted the Business Combination Agreement and the Ancillary Documents to which it is party, (iii) the Signing Day Sports Board Recommendation, and (iv) directed that the Business Combination Agreement, the Ancillary Documents to which it is party and the proposals contained in this proxy statement/prospectus be submitted to the Signing Day Sports Stockholders for their approval;

●	governmental approvals and compliance with legal requirements;

●	non-contravention of organizational documents, laws, and material contracts;

●	capitalization, equity awards, and outstanding indebtedness;

●	SEC filings, NYSE American listing status, financial statements, absence of off-balance sheet arrangements, and internal controls;

●	compliance with applicable laws;

●	required permits;

●	tax filings, liabilities, and tax-related matters;

●	employee matters and employee benefit plans;

●	labor relations and workforce compliance;

●	pending or threatened litigation or regulatory actions;

●	ownership and use of intellectual property and data security practices;

●	rights to real and personal property;

●	data protection and privacy;

●	material contracts;

●	transactions with affiliates and related persons;

●	status under the Investment Company Act;

●	brokerage or finder fees;

●	compliance with applicable anti-corruption, anti-bribery, money laundering, sanctions, and export control laws;

●	insurance coverage, policy compliance, and claims history;

●	accuracy of information supplied for inclusion in SEC filings and stockholder materials;

●	absence of undisclosed liabilities; and

●	limitation of representations and warranties of BlockchAIn and One Blockchain.

The representations and warranties of BlockchAIn relate to the following:

●	due organization, good standing and qualification to do business;

●	authority to execute the Business Combination Agreement and binding effect;

●	required governmental approvals and filings;

●	non-contravention of organizational documents, laws, or material contracts;

●	capitalization of BlockchAIn, Merger Sub I, and Merger Sub II;

●	limited operations since formation and absence of business activities;

●	absence of brokerage or finder fees, except as disclosed;

●	status under the Investment Company Act;

●	tax filings, liabilities, and tax-related matters; and

●	accuracy of information supplied for SEC filings and stockholder materials.

The representations and warranties of One Blockchain relate to the following:

●	due organization, good standing and qualification to do business;

●	authority to enter into the Business Combination Agreement and binding effect;

●	capitalization and absence of convertible or derivative securities;

●	absence of subsidiaries;

●	governmental approvals and compliance with legal requirements;

●	non-contravention of organizational documents, laws, and material contracts;

●	financial statements and absence of undisclosed liabilities;

●	absence of material adverse changes;

●	compliance with applicable laws;

●	required permits;

●	pending or threatened litigation or regulatory actions;

●	material contracts and contractual rights;

●	ownership and use of intellectual property;

●	tax filings, liabilities, and tax-related matters;

●	real and personal property;

●	absence of employees and employee benefit plans;

●	environmental compliance;

●	transactions with affiliates and related persons;

●	insurance coverage, policy compliance, and claims history;

●	compliance with anti-corruption, anti-money laundering, sanctions, and export control laws;

●	status under the Investment Company Act;

●	brokerage or finder fees;

●	accuracy of information supplied for inclusion in SEC filings and shareholder materials; and

●	limitation of representations and warranties of Signing Day Sports.

Conditions to the Closing of the Business Combination

To consummate the Business Combination, Signing Day Sports Stockholders must approve the Business Combination Agreement and the transactions contemplated thereunder, including the issuance of BlockchAIn common shares to Signing Day Sports Stockholders and One Blockchain Securityholders in the Business Combination. In addition to obtaining such stockholder approval and obtaining appropriate regulatory approvals, each of the other closing conditions set forth in the Business Combination Agreement must be satisfied or (where permissible) waived.

Mutual Conditions

The obligations of Signing Day Sports, One Blockchain, BlockchAIn, Merger Sub I, and Merger Sub II to consummate the Business Combination are subject to the satisfaction or (where permissible) waived by each of Signing Day Sports and One Blockchain of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

•	All applicable waiting periods under antitrust laws (and any extensions thereof) relating to the transactions contemplated by the Business Combination Agreement, and any agreement with or commitment to any governmental authority not to consummate the transactions contemplated by the Business Combination Agreement, shall have expired or been terminated. All other required consents under the Antitrust Laws relating to the transactions contemplated by the Business Combination Agreement shall have been obtained and shall remain in full force and effect.

•	The proposals included with this proxy statement/prospectus shall have been approved and adopted by the Signing Day Sports Stockholders at the Meeting in accordance with this proxy statement/prospectus, Signing Day Sports’ organizational documents and the applicable provisions of the DGCL and NYSE American. This condition may be waived by written waiver of both Signing Day Sports and One Blockchain with respect to the approval of the Governance Proposal or the Adjournment Proposal at the Meeting.

•	No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

•	The BlockchAIn common shares (including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares)) shall have been approved for listing on the NYSE American (or other national securities exchange) subject only to official notice of issuance thereof.

•	The registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

•	The BlockchAIn Amended and Restated Certificate of Incorporation and the bylaws of BlockchAIn shall have been amended and restated in their entirety in a form applicable to a company publicly listed in the United States.

Conditions to Obligations of BlockchAIn, One Blockchain, Merger Sub I, and Merger Sub II

In addition to the mutual conditions specified above, the obligations of BlockchAIn, One Blockchain, Merger Sub I, and Merger Sub II to consummate the Business Combination are subject to the satisfaction or written waiver (by One Blockchain, where permissible) of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

•	The accuracy of the representations and warranties of Signing Day Sports set forth in the Business Combination Agreement, on the date of the Business Combination Agreement and the Closing (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, One Blockchain.

•	Signing Day Sports shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the date of the Closing.

•	No Material Adverse Effect shall have occurred with respect to Signing Day Sports since the date of the Business Combination Agreement which is continuing and uncured.

•	Each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, shall have agreed to termination of his employment agreement with Signing Day Sports without any continuing liability to Signing Day Sports, BlockchAIn or One Blockchain. This condition may be waived by One Blockchain.

•	The delivery by Signing Day Sports of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement, among other things.

Conditions to Obligations of Signing Day Sports

In addition to the conditions specified above, the obligations of One Blockchain to consummate the Business Combination are subject to the satisfaction or written waiver (by Signing Day Sports where permissible) of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

•	The accuracy of the representations and warranties of BlockchAIn and One Blockchain set forth in the Business Combination Agreement, on the date of the Business Combination Agreement and the date of the Closing (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Signing Day Sports.

•	Each of BlockchAIn, One Blockchain, Merger Sub I and Merger Sub II shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the date of the Closing.

•	No Material Adverse Effect shall have occurred with respect to One Blockchain since the date of the Business Combination Agreement which is continuing and uncured.

•	At the Closing, Signing Day Sports shall deliver a notice to BlockchAIn and the IRS that the Signing Day Sports common stock is not a “U.S. real property interest” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code. If BlockchAIn does not receive the notice described above on or before the Closing, BlockchAIn shall be permitted to withhold from the consideration otherwise payable pursuant to the Business Combination Agreement any required withholding under Section 1445 of the Code.

•	Each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, shall have executed and delivered a consulting agreement with Blockchain or one of its subsidiaries, in form and substance reasonably satisfactory to Signing Day Sports, which provides that each executive will be engaged as a consultant for a fixed term of twenty-four (24) months and will be entitled, upon a termination by BlockchAIn or one of its subsidiaries without cause (as customarily defined) or by the executive for good reason (as customarily defined), to severance in an amount equal to the greater of (a) the balance of the remaining term of employment or (b) six (6) months of base salary. This condition may be waived by Signing Day Sports.

Conduct of Business Pending the Business Combination

The parties have agreed to certain covenants and agreements in the Business Combination Agreement relating to, among other things, their conduct of business prior to closing. The parties agreed to jointly prepare and file with the SEC the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, registering the issuance of, and containing a prospectus relating to, the BlockchAIn common shares to be issued pursuant to the Business Combination Agreement. In addition, the Business Combination Agreement contains covenants applicable to the Interim Period relating to restrictions on changes to business or corporate or capital structure, access to information, the filing and approval of an initial listing application with the NYSE American (or other national securities exchange) in connection with the Transactions, regulatory filings, public announcements, and confidentiality.

For additional information, see the section in this proxy statement/prospectus titled “The Business Combination Agreement — Covenants; Conduct of Business Pending the Business Combination.”

Termination of the Business Combination Agreement

The Business Combination Agreement provides for termination by any of the following: (i) The mutual written consent of the parties; (ii) either Signing Day Sports or One Blockchain’s notice of termination if any of the conditions to the Closing have not been satisfied or (where permissible) waived by the Outside Date, subject to extension to February 15, 2026 if the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC by the Outside Date but the Closing has not occurred, unless the breach of the party seeking termination was the principal cause of the failure of the closing condition; (iii) either Signing Day Sports or One Blockchain’s notice of termination if any applicable, non-appealable law or order is enacted that prohibits the consummation of the Transactions, provided that the terminating party is not in breach of the Business Combination Agreement; (iv) One Blockchain’s notice of termination to Signing Day Sports if there has been a material breach by Signing Day Sports of its representations, warranties, covenants, or agreements, or if any representation or warranty of Signing Day Sports becomes materially untrue or inaccurate, resulting in a failure of a closing condition, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of 30 days after written notice or the Outside Date, except if Signing Day Sports would be entitled to terminate for a material uncured breach by One Blockchain or BlockchAIn; (v) Signing Day Sports’ notice of termination to One Blockchain if there has been a material breach by One Blockchain or BlockchAIn of their respective representations, warranties, covenants, or agreements, or if any representation or warranty of such parties becomes materially untrue or inaccurate, resulting in a failure of a closing condition, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of 30 days after written notice or the Outside Date, except if One Blockchain would be entitled to terminate for a material uncured breach by Signing Day Sports; (vi) One Blockchain’s notice of termination to Signing Day Sports if, during the Interim Period, Signing Day Sports receives a notice of delisting from the NYSE American and is not reasonably able to cure the deficiency, or if the NYSE American files a Form 25 or Signing Day Sports is formally delisted and the Signing Day Sports common stock ceases trading on the NYSE American; (vii) either Signing Day Sports or One Blockchain’s notice of termination if the Meeting is held and the required stockholder approval is not obtained; or (viii) either Signing Day Sports or One Blockchain’s notice of termination if, prior to the Closing, the NYSE American refuses to approve or indicates it will not approve the initial listing application for BlockchAIn.

Advisor Fees

The Business Combination Agreement provides that BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

Termination Fees

In the event the Business Combination Agreement is terminated as a result of a material uncured breach by any party, the breaching party is required to pay to the non-breaching party an amount equal to the lesser of the non-breaching party’s actual expenses incurred in connection with the Transactions and the Breakup Fee. The Breakup Fee will not apply if: (i) The SEC does not declare effective or approve the registration statement of which this proxy statement/prospectus forms a part; (ii) the staff of the NYSE American indicates that the Transactions cannot proceed or otherwise provides comments that make it impracticable to complete the Transactions; or (iii) if BlockchAIn is not able to list on any other national securities exchange, provided such inability is not due to any listing deficiencies or non-compliance by Signing Day Sports. The Breakup Fee must be paid within one business day of the termination of the Business Combination Agreement.

Voting and Support Agreement

Certain Signing Day Sports Stockholders, consisting of the current directors and executive officers of Signing Day Sports, are parties to the Voting and Support Agreement with BlockchAIn and Signing Day Sports whereby such stockholders have agreed to vote any shares of Signing Day Sports common stock held by them as of the Record Date in favor of all of the proposals described in this proxy statement/prospectus at the Meeting, subject to the terms of the Voting and Support Agreement.

The Signing Day Sports Stockholders that are parties to the Voting and Support Agreement beneficially owned approximately [1.4]% of the outstanding shares of Signing Day Sports common stock as of the Record Date

For additional information, see the section in this proxy statement/prospectus titled “Ancillary Documents and Related Agreements.”

Lock-up/Leakout Agreements

As a condition to the Closing, certain Signing Day Sports Stockholders and the One Blockchain Securityholders have agreed to enter into the Lock-Up Agreements at Closing, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, BlockchAIn common shares, including, as applicable, shares received in the Business Combination and issuable upon exercise of certain options, in each case from the Closing until the date that is six (6) months from the Closing. These parties are expected to have aggregate ownership of [41,066,983] BlockchAIn common shares or [88.4]% of the BlockchAIn common shares after the Closing. The BlockchAIn common shares to be issued pursuant to the Advisory Agreement are not subject to lock-up restrictions.

As of the Record Date, Signing Day Sports Stockholders who will execute the Lock-Up Agreements beneficially owned in the aggregate [1.4]% of the outstanding shares of Signing Day Sports common stock.

The Companies

Signing Day Sports, Inc.

Overview

We are a technology company developing and operating a platform aiming to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We fully support football, baseball, softball, and men’s and women’s soccer. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019. During 2024 and the first six months of 2025, 8,311 and 3,501 aspiring high school athletes and groups throughout the United States subscribed to the Signing Day Sports platform, respectively. Colleges in the National Collegiate Athletic Association (NCAA) Division I, Division II, and Division III, and the National Association of Intercollegiate Athletics (NAIA), have utilized our platform for recruitment purposes.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started Signing Day Sports, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We believe that we identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and student-athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and student-athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of a student-athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and student-athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. Our goal is to change the way sports recruitment is done for the betterment of everyone.

Strategic Shift in Business Strategy

Prior to the execution of the Business Combination Agreement with One Blockchain and BlockchAIn, our strategy was to grow our business organically as well as through acquisitions. Due to challenges in raising sufficient capital to pursue this strategy, our strategy is now to conduct a business combination with an operating company with sufficient cash resources to fund future operations of BlockchAIn. Such a business combination would give Signing Day Sports Stockholders an opportunity to participate in the potential growth of post-Business Combination BlockchAIn following the Business Combination while still participating   in the continuing business of Signing Day Sports, which will continue as a wholly-owned subsidiary of BlockchAIn. We also anticipate certain opportunities to expand our platform and develop new revenue sources as a BlockchAIn subsidiary. See “The Business Combination — Signing Day Sports Reasons for the Business Combination”.

Our Historical Performance

Our management   has expressed substantial doubt as to our ability to continue as a going concern. We have incurred losses for each period from our inception and a significant accumulated deficit. For the six months ended June 30, 2025 and 2024, our net loss was approximately $2.2 million and approximately $3.8 million, respectively, and our net cash used in operating activities was approximately $3.7 million and approximately $3.0 million, respectively. For the fiscal years ended December 31, 2024 and 2023, our net loss was approximately $8.7 million and approximately $5.5 million, respectively, and our cash used in operating activities was approximately $3.1 million and approximately $4.8 million, respectively. As of June 30, 2025 and 2024, we had an accumulated deficit of approximately $27.9 million and approximately $25.7 million, respectively. As of December 31, 2024 and December 31, 2023, we had an accumulated deficit of approximately $25.7 million and $17.0 million, respectively. As of June 30, 2025, we had total current liabilities of approximately $1.1 million, compared to approximately $0.7 million in cash and cash equivalents. As of December 31, 2024, we had total current liabilities of approximately $3.3 million, compared to approximately $0.2 million in cash and cash equivalents.

As a result of our critical financial condition, we are actively seeking multiple means to raise funds, primarily to pay off existing indebtedness and accounts payable to avoid loan defaults, lawsuits, bankruptcy, and liquidation, rather than for growth or expansion. If we are successful in these regards, we believe that we will be able to fund our planned operations and growth until June 30, 2026 and for at least 12 months beyond that period in order to transition to profitable operations and finance operations primarily from profits. However, there can be no assurance that the Company   will be successful in these regards, or that its financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. The Company may be forced to significantly reduce its spending, delay or cancel its planned activities, sell off substantial assets, or substantially change its business plans or corporate or capital structure. There can also be no assurance that the Company will ever succeed in generating sufficient revenues to continue its operations as a going concern. For further discussion, see “Risk Factors – Risks Related to Signing Day Sports – We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and be forced to significantly delay, scale back or discontinue our operations or explore other strategies.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports – Liquidity and Capital Resources – Going Concern”.

One Blockchain LLC

One Blockchain is a developer and operator of digital infrastructure focused on Bitcoin mining and high-performance computing (HPC) hosting. One Blockchain’s operations are centered around its existing 40 MW data center facility in South Carolina, which is one of the largest single mining sites in the state. In 2024, this facility generated approximately $26.8 million in revenue and approximately $5.7 million in net income. One Blockchain’s mission is to become a leader in providing and operating sustainable blockchain computing infrastructure. It aims to achieve this goal by leveraging its expertise in data center development and operations, its access to low-cost power, and strategic expansion into self-mining and the HPC market.

BlockchAIn Digital Infrastructure, Inc.

BlockchAIn Digital Infrastructure, Inc. (“BlockchAIn”) is a Delaware corporation that was organized on April 11, 2025 solely for the purpose of effecting the Business Combination. Pursuant to the Business Combination Agreement, Merger Sub I will merge with and into Signing Day Sports, and Merger Sub II will merge with and into One Blockchain. As a result, One Blockchain and Signing Day Sports will become wholly-owned subsidiaries of BlockchAIn. As a result of the transactions contemplated by the Business Combination Agreement, BlockchAIn will become a publicly traded corporation, and former Signing Day Sports Stockholders and One Blockchain Securityholders will own stock in BlockchAIn. BlockchAIn has not carried on any activities other than in connection with the Business Combination. BlockchAIn’s principal executive offices are located at 1540 Broadway. Ste 1010, New York, NY 10036, and its telephone number is (917) 558-3563.

Following the Business Combination, BlockchAIn will have the product portfolio currently held by Signing Day Sports and One Blockchain, as described above.

BCDI Merger Sub I Inc.

BCDI Merger Sub I Inc. is a Delaware corporation and a wholly-owned subsidiary of BlockchAIn, and was formed solely for the purposes of carrying out the Business Combination.

BCDI Merger Sub II LLC

BCDI Merger Sub II LLC is a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn, and was formed solely for the purposes of carrying out the Business Combination.

Organizational Structure Prior to and Following The Business Combination

The Business Combination Agreement provides for (1) the Signing Day Sports Merger, in which Merger Sub I will merge with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn, and (2) the One Blockchain Merger, in which Merger Sub II will merge with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn. The Business Combination is subject to the satisfaction or (where permissible) waiver of a number of conditions.

The following charts summarize the organization structure of One Blockchain, Signing Day Sports, and BlockchAIn prior to the Business Combination and following the Business Combination.

Organizational Structure Prior to Business Combination

Organizational Structure Following Business Combination

Management Following the Business Combination

Effective as of the Closing, the Combined Company’s executive officers are expected to be certain members of the One Blockchain executive management team prior to the Merger, including:

Name	Position
Jerry Tang	Chief Executive Officer, Chairman and Director
Matthew Feast	Chief Financial Officer

Interests of Certain Directors, Officers, Managers, and Affiliates of Signing Day Sports

In considering the recommendation of the Signing Day Sports Board of Directors with respect to issuing shares of Signing Day Sports common stock pursuant to the Business Combination Agreement and the other matters to be acted upon by Signing Day Sports Stockholders at the Meeting, Signing Day Sports Stockholders should be aware that certain officers and directors of Signing Day Sports have interests in the Business Combination that may be different from, or in addition to, the interests of Signing Day Sports Stockholders.

As of the Record Date, the directors and executive officers of Signing Day Sports beneficially owned, in the aggregate, [   ]% of the outstanding shares of Signing Day Sports common stock. Each of Signing Day Sports’ officers and directors has entered into the Voting and Support Agreement that will require them to vote “FOR” each of the proposals.

The Signing Day Sports Board was aware of these interests and considered them, among other matters, in the decision to approve the Business Combination Agreement. For more information, please see the sections titled “The Business Combination — Interests of the Signing Day Sports Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus.

Regulatory Approvals

Signing Day Sports and One Blockchain must comply with applicable federal and state securities laws and the rules and regulations of NYSE American in connection with the issuance of BlockchAIn common shares to One Blockchain’s and Signing Day Sports’ securityholders in connection with the transactions contemplated by the Business Combination Agreement and the filing of this proxy statement/prospectus with the SEC.

Certain Material U.S. Federal Income Tax Consequences

BlockchAIn, Signing Day Sports and One Blockchain each intend that, subject to the limitations and qualifications described in “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares,” the Business Combination will qualify as a transaction described in Section 351 of the Code. If such treatment applies, U.S. Holders (as such term is defined in the section titled “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares”) of Signing Day Sports common stock and One Blockchain membership interests generally will not recognize gain or loss upon the exchange of their Signing Day Sports common stock or One Blockchain membership interests for BlockchAIn common shares in the Business Combination. For a more detailed summary of the material U.S. federal income tax consequences of the Business Combination, see “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares” beginning on page 92 of this proxy statement/prospectus.

Tax matters are very complicated, and the tax consequences of the Business Combination to a particular One Blockchain Securityholder will depend on such stockholder’s circumstances. Accordingly, each Signing Day Sports Stockholder and One Blockchain Securityholder is strongly urged to consult with such stockholder or securityholder’s advisor for a full understanding of the tax consequences of the Business Combination to that stockholder or securityholder, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

For a more detailed summary of the material U.S. federal income tax consequences of the Business Combination, please see the section titled “The Business Combination — Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares.”

NYSE American Listing

BlockchAIn intends to submit an initial listing application to list the BlockchAIn common shares on the NYSE American. After completion of the Business Combination, BlockchAIn expects to trade on the NYSE American under the symbol “[      ]”.

Appraisal and Dissenters’ Rights

Under the DGCL, Signing Day Sports Stockholders and holders of SGN Series A Preferred Stock and the holders of One Blockchain membership interests are not entitled to appraisal rights in connection with the Business Combination.

Emerging Growth Company

BlockchAIn is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, BlockchAIn is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in BlockchAIn’s periodic reports and proxy statements, and exemptions from the requirements of holding non-binding advisory “say-on-pay” votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the BlockchAIn’s securities less attractive as a result, the trading market for these securities may be reduced, and the prices of these securities may be traded at lower prices and experience greater volatility.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Emerging growth companies may also take advantage of an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board that require mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer. BlockchAIn intends to take advantage of the benefits of this extended transition period for as long as it is available. BlockchAIn’s financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that the decision not to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BlockchAIn will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of BlockchAIn’s common equity securities pursuant to an effective registration statement under the Securities Act or (b) in which BlockchAIn has total annual gross revenue of at least $1.235 billion, (2) the date on which BlockchAIn is deemed to be a large accelerated filer, which means the market value of the BlockchAIn’s common stock that is held by non-affiliates exceeds $700 million as of the last business day of BlockchAIn’s most recently complete second fiscal quarter, and (3) the date on which BlockchAIn has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Risk Factors

Both Signing Day Sports and One Blockchain are subject to various risks associated with their businesses and their industries. In addition, the Business Combination, including the possibility that the Business Combination may not be completed, pose a number of risks to each company and its respective securityholders. These risks include the following:

●	if the proposed Business Combination is not consummated, Signing Day Sports’ business could suffer materially and Signing Day Sports’ stock price could decline;

●	If the Business Combination is not completed by the Outside Date, either Signing Day Sports or One Blockchain may have the right to terminate the Business Combination Agreement;

●	the number of BlockchAIn common shares to be received by the One Blockchain Securityholders is not adjustable based on the market price of Signing Day Sports common stock, so the merger consideration at the Closing may have a greater or lesser value than at the time the Business Combination Agreement was signed;

●	failure to complete the Business Combination may result in Signing Day Sports or One Blockchain paying a termination fee to the other and could harm the per share price of Signing Day Sports common stock and future business and operations of each company;

●	the Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes;

●	the Business Combination Agreement contains restrictions on the ability of Signing Day Sports and One Blockchain to pursue alternatives to the Business Combination;

●	some Signing Day Sports and One Blockchain officers and directors have interests that are different from or in addition to those considered by securityholders of Signing Day Sports and One Blockchain and which may influence them to support or approve the Business Combination;

●	the market price of BlockchAIn common shares following the Business Combination may decline as a result of the Business Combination;

●	if the Business Combination is consummated, Signing Day Sports Stockholders will experience immediate and material dilution;

●	Signing Day Sports Stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination;

●	BlockchAIn’s ability to be successful following the Business Combination will depend upon the efforts of its officers, and the loss of such persons could negatively impact the operations and profitability of the post-Business Combination business;

●	during the pendency of the Business Combination, Signing Day Sports and One Blockchain may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses;

●	Signing Day Sports Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Business Combination as compared to their current ownership and voting interests in Signing Day Sports;

●	because the lack of a public market for the One Blockchain membership interests makes it difficult to evaluate the fairness of the Business Combination, the One Blockchain Securityholders may receive consideration in the Business Combination that is less than the fair market value of the One Blockchain membership interests and/or Signing Day Sports Stockholders may not receive the fair market value for their Signing Day Sports common stock;

●	if the conditions to the Business Combination are not met, the Business Combination will not occur;

●	the Business Combination is expected to result in a limitation on Signing Day Sports’ ability to utilize its net operating loss carryforwards;

●	the Combined Company may become involved in securities class action litigation that could divert management’s attention and harm the Combined Company’s business and insurance coverage may not be sufficient to cover all costs and damages; and

●	the Combined Company may be deemed a “controlled company” within the meaning of the NYSE American rules and the rules of the SEC

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 16 of this proxy statement/prospectus. Signing Day Sports and One Blockchain both encourage you to read and consider all of these risks carefully.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF SIGNING DAY SPORTS

The following table presents summary historical financial data of Signing Day Sports. The summary historical financial data should be read in conjunction with Signing Day Sports’ financial statements and related notes contained elsewhere in this proxy statement/prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports.”

The summary financial data as of December 31, 2024 and 2023 and for the years then ended are derived from the audited financial statements of Signing Day Sports included elsewhere in this proxy statement/prospectus. We derived the summary financial data as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 from the unaudited financial statements of Signing Day Sports included elsewhere in this proxy statement/prospectus.

All financial statements for Signing Day Sports included in this proxy statement/prospectus are prepared and presented in accordance with U.S. GAAP. The summary financial information is only a summary and should be read in conjunction with Signing Day Sports’ historical financial statements and related notes. Such financial statements fully represent Signing Day Sports’ financial condition and operations; however, they are not indicative of future performance.

	Six Months Ended June 30,		Years Ended December 31,
	2025	2024	2024	2023
Statements of Operations Data
Revenues, net	$215,164	$439,589	$615,551	$307,578
Cost of revenues	19,659	131,194	200,802	40,387
Gross profit (loss)	195,505	308,395	414,749	(267,191)
Total operating expenses	2,615,290	3,404,530	7,908,573	5,015,372
Net loss from operations	(2,419,785)	(3,096,135)	(7,493,824)	(4,748,181)
Total other (expense) income	(210,107)	(714,592)	(1,232,128)	(729,939)
Net loss	$(2,209,678)	$(3,810,727)	$(8,725,952)	$(5,478,120)
Net loss per common share - basic	$(0.84)	$(12.59)	$(20.44)	$(19.85)
Net loss per common share - diluted	$(0.84)	$(12.59)	$(20.44)	$(19.85)

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Balance Sheet Data
Cash and cash equivalents	$656,707	$181,271	$1,123,529
Total current assets	729,924	279,993	3,485,656
Total assets	1,424,870	1,114,683	4,704,611
Total current liabilities	1,055,717	3,265,680	2,816,155
Total liabilities	1,063,759	3,320,557	2,960,480
Total stockholders’ equity (deficit)	361,111	(2,205,874)	1,744,131
Total liabilities and stockholders’ equity (deficit)	$1,424,870	$1,114,683	$4,704,611

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ONE BLOCKCHAIN

The following summary historical financial information of One Blockchain as of and for the years ended December 31, 2024 and 2023 was derived from the audited consolidated financial statements of One Blockchain included elsewhere in this proxy statement/prospectus. The following summary historical financial information of One Blockchain as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 was derived from the unaudited interim condensed consolidated financial statements of One Blockchain included elsewhere in this proxy statement/prospectus. You should read this information together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Blockchain” and the consolidated financial statements and accompanying notes thereto appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace One Blockchain’s consolidated financial statements and related notes. One Blockchain’s historical results are also not necessarily indicative of One Blockchain’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to One Blockchain, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2025	2024	2024	2023
Statements of Operations Data
Revenues	$13,807,387	$13,483,902	$26,812,212	$27,889,809
Total costs and operating expenses	13,922,774	9,781,937	21,162,621	22,366,918
Income from operations	(115,387)	3,701,965	5,649,591	5,522,891
Total other (expense) income	62,354	720	720	(308,750)
Net income	$(53,033)	$3,702,685	$5,650,311	$5,214,141

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Balance Sheet Data
Cash and cash equivalents	$1,457	$131,107	$4,722,904
Total current assets	1,329,170	2,030,545	6,684,074
Total assets	15,647,137	14,427,014	13,204,488
Total current liabilities	3,981,396	3,648,628	3,034,155
Total liabilities	5,271,828	3,730,156	3,223,092
Total member’s equity	10,375,309	10,696,858	9,981,396
Total liabilities and members’ equity	$15,647,137	$14,427,014	$13,204,488

UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth unaudited historical comparative share information for Signing Day Sports and One Blockchain on a stand-alone basis and unaudited pro forma combined share information as of and for the six months ended June 30, 2025 and the year ended December 31, 2024, after giving effect to the Business Combination, without giving effect to the issuance of any Earnout Shares.

The historical book value per share of Signing Day Sports common stock was computed by dividing the total common stockholders’ equity by the number of shares of Signing Day Sports common stock outstanding at the end of the period. The historical earnings per share of Signing Day Sports common stock was computed by dividing the net loss of Signing Day Sports by the weighted-average number of shares of Signing Day Sports common stock outstanding over the period. The pro forma combined book value per BlockchAIn common share is computed by dividing the total pro forma common stockholders’ equity by the pro forma number of BlockchAIn common shares outstanding at the end of the period. The pro forma earnings per share of the Combined Company is computed by dividing the pro forma income available to the Combined Company’s common stockholders by the pro forma weighted-average number of BlockchAIn common shares outstanding over the period.

You should read the information in the following table in conjunction with the historical financial statements of Signing Day Sports, Inc One Blockchain and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

	Historical
As of and for the Six Months Ended June 30, 2025	Signing Day Sports, Inc.	One Blockchain LLC(1)	Pro Forma
Book value per share	$(0.14)	-	$0.34
Earnings per share – basic	$(0.84)	-	$(0.05)
Weighed-average common shares outstanding – basic	2,644,332	-	46,444,482
Earnings per share – diluted	$(0.84)	-	$(0.05)
Weighted-average common shares outstanding – diluted	2,644,332	-	46,444,482

	Historical
As of and for the Year Ended December 31, 2024	Signing Day Sports, Inc.	One Blockchain LLC(1)	Pro Forma
Earnings per share – basic	$(20.44)	-	$(0.32)
Weighed-average common shares outstanding – basic	426,931	-	46,444,482
Earnings per share – diluted	$(20.44)	-	$(0.32)
Weighted-average common shares outstanding – diluted	426,931	-	46,444,482

(1)	The historical per share data of One Blockchain is not presented because One Blockchain is a privately held limited liability company and does not have shares or a public trading market.

RISK FACTORS

BlockchAIn will be faced with a market environment that cannot be predicted and that involves significant risks and uncertainties, many of which will be beyond our control. You should carefully consider all of the information set forth in this proxy statement/prospectus. BlockchAIn’s business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of BlockchAIn common shares would likely decline and you might lose all or part of your investment. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Signing Day Sports common stock. You should also read and consider the other information in this proxy statement/prospectus. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. BlockchAIn’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this proxy statement/prospectus. See also “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Business Combination

If the proposed Business Combination is not consummated, Signing Day Sports’ business could suffer materially and Signing Day Sports’ stock price could decline.

The consummation of the proposed Business Combination is subject to a number of closing conditions, including the approval by the Signing Day Sports Stockholders, approval by NYSE American of BlockchAIn’s application for initial listing of its common shares in connection with the Business Combination, and other customary closing conditions. If the conditions are not satisfied or (where permissible) waived, the Business Combination will not occur.

If the proposed Business Combination is not consummated, Signing Day Sports may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

●	Signing Day Sports has incurred and expects to continue to incur significant expenses related to the proposed Business Combination even if the Business Combination is not consummated.

●	The Business Combination Agreement contains covenants relating to Signing Day Sports’ solicitation of competing acquisition proposals and the conduct of Signing Day Sports’ business between the date of signing the Business Combination Agreement and the Closing. As a result, significant business decisions and transactions before the Closing require the consent of One Blockchain. Accordingly, Signing Day Sports may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. If the Business Combination Agreement is terminated after Signing Day Sports has invested significant time and resources in the transaction process, Signing Day Sports will have a limited ability to continue its current operations without obtaining additional financing to fund its operations.

●	Signing Day Sports could be obligated to pay One Blockchain the lesser of a $250,000 termination fee or expenses incurred by One Blockchain in connection with the termination of the Business Combination Agreement, depending on the reason for the termination.

●	Signing Day Sports’ customers, prospective customers, collaborators, and investors in general may view the failure to consummate the Business Combination as a poor reflection on its business or prospects.

●	Some of Signing Day Sports’ suppliers, distributors, collaborators and others may seek to change or terminate their relationships with Signing Day Sports as a result of the proposed Business Combination.

●	As a result of the proposed Business Combination, current and prospective employees could experience uncertainty about their future roles within the Combined Company. This uncertainty may adversely affect Signing Day Sports’ ability to retain its key employees, who may seek other employment opportunities.

●	Signing Day Sports’ management team may be distracted from day-to-day operations as a result of the proposed Business Combination.

●	The market price of the Signing Day Sports common stock may decline to the extent that the current market price reflects a market assumption that the proposed Business Combination will be completed.

In addition, if the Business Combination Agreement is terminated and the Signing Day Sports Board determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Business Combination. In such circumstances, the Signing Day Sports Board may elect to, among other things, divest all or a portion of Signing Day Sports’ business, or take the steps necessary to liquidate all of Signing Day Sports’ business and assets, and in either such case, the consideration that Signing Day Sports receives may be less attractive than the consideration to be received by Signing Day Sports pursuant to the Business Combination Agreement.

If the Business Combination is not completed by the Outside Date, either Signing Day Sports or One Blockchain may have the right to terminate the Business Combination Agreement.

If the conditions to the obligations of either Signing Day Sports or One Blockchain to consummate the Business Combination Agreement are not satisfied or (where permissible) waived by the Outside Date, either Signing Day Sports or One Blockchain may have the right to terminate the Business Combination Agreement. Signing Day Sports or One Blockchain may elect to terminate the Business Combination Agreement in certain other circumstances, including if the Signing Day Sports Stockholders fail to approve the Transactions, and Signing Day Sports and One Blockchain can mutually decide to terminate the Business Combination Agreement at any time prior to the Closing, before or after the required stockholder approval.

The Business Combination Agreement contains restrictions on the ability of Signing Day Sports and One Blockchain to pursue alternatives to the Business Combination.

The Business Combination Agreement contains provisions that may discourage a third party from submitting a competing business combination proposal that might result in greater value to the Signing Day Sports Stockholders or the One Blockchain Securityholders than the Business Combination. These provisions include, among others, a general prohibition on Signing Day Sports and One Blockchain from soliciting or entering into discussions with any third party regarding, among other things, any business combination proposal, prior to the consummation of the Business Combination or the termination of the Business Combination Agreement.

The number of BlockchAIn common shares to be received by the One Blockchain Securityholders is not adjustable based on the market price of Signing Day Sports common stock, so the merger consideration at the Closing may have a greater or lesser value than at the time the Business Combination Agreement was signed.

Any changes in the market price of Signing Day Sports common stock before the completion of the Business Combination will not affect the One Blockchain Merger Consideration. Therefore, if before the completion of the Business Combination, the market price of Signing Day Sports common stock declines from the market price on the date of the Business Combination Agreement, then One Blockchain Securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Business Combination, the market price of Signing Day Sports common stock increases from the market price on the date of the Business Combination Agreement, then One Blockchain Securityholders could receive merger consideration with substantially more value for their shares of One Blockchain membership interests than the parties had negotiated. The Business Combination Agreement does not include a price-based termination right. Because the One Blockchain Merger Consideration does not adjust as a result of changes in the value of Signing Day Sports common stock, for each one percentage point that the market value of Signing Day Sports common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to One Blockchain Securityholders.

Failure to complete the Business Combination may result in Signing Day Sports or One Blockchain paying a termination fee to the other and could harm the per share price of Signing Day Sports common stock and future business and operations of each company.

If the Business Combination is not completed, Signing Day Sports and One Blockchain are subject to the following risks:

●	if the Business Combination Agreement is terminated in certain specified circumstances, either party may be required to pay the other party a termination fee of the lesser of $250,000 or expenses incurred by the terminating party;

●	the price of Signing Day Sports common stock may decline and remain volatile; and

●	uncompensated costs related to the Business Combination, such as legal and accounting fees, some of which must be paid even if the Business Combination is not completed.

In addition, if the Business Combination Agreement is terminated and the Signing Day Sports Board determines to seek another business combination, there can be no assurance that Signing Day Sports will be able to find an alternative willing to provide equivalent or more attractive consideration than the consideration to be provided by One Blockchain.

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either Signing Day Sports or One Blockchain can refuse to complete the Business Combination if there is a material adverse effect on the other party between the date of the Business Combination Agreement and the Closing. However, certain types of effects do not permit either party to refuse to complete the Business Combination, even if such effect could be said to be a material adverse effect on Signing Day Sports or One Blockchain, to the extent they resulted from the following:

●	changes in general economic, business, financial or market conditions;

●	changes or events affecting the industries or industry sectors in which the parties operate generally;

●	changes in generally accepted accounting principles;

●	changes in laws, rules, regulations, decrees, rulings, ordinances, codes or requirements issued, enacted, adopted or otherwise put into effect by or under the authority of any governmental body;

●	changes caused by any action taken by either party with the prior written consent of the other party;

●	changes caused by any act of terrorism, sabotage, military action or war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any escalation or worsening thereof;

●	failure to meet any internal or published budgets, projections, forecasts or predictions of financial performance;

●	changes attributable to the public announcement or pendency of the Business Combination; or

●	any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement.

If adverse effects occur but Signing Day Sports and One Blockchain must still complete the Business Combination, BlockchAIn’s stock price may suffer.

Some Signing Day Sports officers and directors have interests that are different from or in addition to those considered by securityholders of Signing Day Sports and which may influence them to support or approve the Business Combination.

Certain officers and directors of Signing Day Sports participate in arrangements that provide them with interests in the Business Combination that are different from yours, including, among others, the consulting arrangements for a fixed term of 24 months, potential severance payments that would be required to be made as a result of termination of consulting agreements, and continued indemnification and liability coverage.

These interests, among others, may influence the officers and directors of Signing Day Sports to support or approve the Business Combination. For more information concerning the interests of Signing Day Sports executive officers and directors, see the sections titled “The Business Combination — Interests of the Signing Day Sports Directors and Executive Officers in the Business Combination”.

The market price of BlockchAIn common shares following the Business Combination may decline as a result of the Business Combination.

The market price of BlockchAIn common shares may decline as a result of the Business Combination for a number of reasons if:

●	investors react negatively to the prospects of the Combined Company’s business and prospects from the Business Combination;

●	the effect of the Business Combination on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	the Combined Company does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

If the Business Combination is consummated, Signing Day Sports Stockholders will experience immediate and material dilution.

After the Closing, the Signing Day Sports Stockholders are anticipated to own approximately 8.5% of BlockchAIn common shares, without taking into account the issuance of any Earnout Shares that may be issued pursuant to the Business Combination Agreement. As such, the Signing Day Sports Stockholders will experience immediate and material dilution upon Closing.

Signing Day Sports Stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If the Combined Company is unable to realize the strategic and financial benefits currently anticipated from the Business Combination, Signing Day Sports Stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the Combined Company’s business, financial results, financial condition and stock price following the Business Combination. Even if the Combined Company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

BlockchAIn’s ability to be successful following the Business Combination will depend upon the efforts of its officers, and the loss of such persons could negatively impact the operations and profitability of the post-Business Combination business.

BlockchAIn’s ability to be successful following the Business Combination will be dependent upon the efforts of certain key personnel of BlockchAIn. Although the parties expect key personnel to remain with BlockchAIn following the Business Combination, there can be no assurance that they will do so. It is possible that BlockchAIn will lose some key personnel, the loss of which could negatively impact the operations and profitability of BlockchAIn. Furthermore, following the Closing, certain of the key personnel of BlockchAIn may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause BlockchAIn to have to expend time and resources helping them become familiar with such requirements.

During the pendency of the Business Combination, Signing Day Sports and One Blockchain may not be able to enter into a business combination with another party and will be subject to contractual limitations on certain actions because of restrictions in the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Signing Day Sports or One Blockchain to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Business Combination Agreement is in effect, each party is prohibited from soliciting, initiating, encouraging, or taking certain other actions relating to any Acquisition Proposal, which could limit the ability of any party to enter into an Alternative Transaction. Any such Alternative Transaction could be favorable to such party’s stockholders or securityholders, and therefore such limitations could be to the detriment of either Signing Day Sports or One Blockchain.

Signing Day Sports Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Business Combination as compared to their current ownership and voting interests in Signing Day Sports.

Upon the Closing, it is anticipated that Signing Day Sports Stockholders will own approximately 8.5% of BlockchAIn, the One Blockchain Securityholders will own approximately 88.3% of BlockchAIn, and Maxim Group, who is serving as financial advisor to One Blockchain, will own approximately 3.2% of BlockchAIn. As a result, the current Signing Day Sports Stockholders’ ownership interest with respect to the outstanding Blockchain common shares will be significantly less than the current Signing Day Sports Stockholders’ ownership interest with respect to the outstanding shares of Signing Day Sports common stock. Consequently, Signing Day Sports Stockholders will have a reduced ownership and voting interest in, and will exercise significantly less influence over the management of, the Combined Company following the completion of the Business Combination as compared to their current ownership and voting interests in Signing Day Sports.

Because the lack of a public market for the One Blockchain membership interests makes it difficult to evaluate the fairness of the Business Combination, the One Blockchain Securityholders may receive consideration in the Business Combination that is less than the fair market value of the One Blockchain membership interests and/or Signing Day Sports Stockholders may not receive the fair market value for their Signing Day Sports common stock.

The outstanding One Blockchain membership interests are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of One Blockchain membership interests. Because the percentage of BlockchAIn equity to be issued to One Blockchain Securityholders and Signing Day Sports Stockholders was determined based on negotiations between the parties, it is possible that the value of BlockchAIn common shares to be received by One Blockchain Securityholders will be less than the fair market value of One Blockchain Membership interests, or Signing Day Sports may not receive the fair market value for their Signing Day Sports common stock.

If the conditions of the Business Combination are not met, the Business Combination will not occur.

Even if the Business Combination is approved by Signing Day Sports Stockholders and One Blockchain Securityholders, specified conditions must be satisfied or (where permissible) waived to complete the Business Combination. These conditions are set forth in the Business Combination Agreement and described in the section titled “The Business Combination Agreement — Conditions to the Closing of the Business Combination” in this proxy statement/prospectus. Signing Day Sports and One Blockchain cannot assure you that all of the conditions will be satisfied or (where permissible) waived. If the conditions are not satisfied or (where permissible) waived, the Business Combination will not occur or will be delayed, and Signing Day Sports and One Blockchain each may lose some or all of the intended benefits of the Business Combination.

The Business Combination is expected to result in a limitation on Signing Day Sports’ ability to utilize its net operating loss carryforwards.

As of December 31, 2024 and 2023, Signing Day Sports had approximately $18,060,708 and $12,500,000, respectively, of federal net operating loss carryforwards available to offset future taxable income. Under current tax law, the federal net operating losses generated do not expire and may be carried forward indefinitely. Under Section 382 of the Code, use of Signing Day Sports’ net operating loss carryforwards (“NOLs”) will be limited as a result of the Business Combination and therefore its ability to utilize its NOLs and certain credit carryforwards remaining at the effective time of the Business Combination will be limited. The limitation will be determined by the fair market value of the Signing Day Sports common stock outstanding prior to the ownership change, multiplied by the applicable federal rate, specifically the long-term tax-exempt rate for the period increased by any recognized built-in gains.  Limitations imposed on Signing Day Sports’ ability to utilize NOLs could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs.

The Combined Company may become involved in securities class action litigation that could divert management’s attention and harm the Combined Company’s business and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action or shareholder derivative litigation often followed certain significant business transactions, such as the sale of a business division or announcement of a merger. The Combined Company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the Combined Company’s business.

The Combined Company may be deemed a “controlled company” within the meaning of the NYSE American rules and the rules of the SEC.

Upon the Closing, Jerry Tang, who will serve as Chief Executive Officer and as a director of BlockchAIn upon consummation of the Business Combination, will indirectly own a majority (approximately 61%) of the Combined Company’s outstanding common stock. As a result, the Combined Company will be a “controlled company” within the meaning of the corporate governance standards of NYSE American. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the BlockchAIn Board consist of “independent directors” as defined under the rules of the NYSE American;

●	the requirement that the Combined Company have a compensation committee that is composed entirely of directors who meet the NYSE American independence standards for compensation committee members with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that the Combined Company’s director nominations be made, or recommended to the Combined Company’s full board of directors, by its independent directors or by a nominations committee that consists entirely of independent directors and that the Combined Company adopt a written charter or board resolution addressing the nominations process.

If the Combined Company becomes a “controlled” company as a result of the Business Combination, the Combined Company may rely upon these exemptions. although it does not currently intend to do so. If the Company relies on any of the exemptions listed above in the future, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE American.

Risks Related to Signing Day Sports

Risks Related to Signing Day Sports’ Business, Operations and Industry

Our total liabilities could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our financial obligations, which may have a material adverse effect on us.

As of June 30, 2025, we had total liabilities totaling approximately $1.1 million, compared to approximately $0.7 million in cash and cash equivalents. Our significant financial obligations increase the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our financial obligations. The level of our financial obligations could have other important consequences on our business, including:

●	making it more difficult for us to satisfy our obligations with respect to financial obligations;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●

requiring us to dedicate a significant portion of our cash flows from operations to make payments on our financial obligations, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have lower financial obligations relative to cash and cash equivalents;

●	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;

●	requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers or suppliers, thereby limiting our availability of funds;

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and

●	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to pay off our financial obligations depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that capital will be available to us in an amount sufficient to enable us to pay off our financial obligations, or to fund our other liquidity needs.

If we are unable to meet our financial obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our financial obligations. Failure to successfully restructure or refinance our financial obligations could cause us to default on our financial obligations and would impair our liquidity. Our ability to restructure or refinance our financial obligations will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our financial obligations could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event that we fail to make a required payment on our financial obligations when due, if not cured or waived, the affected creditor could elect to declare all the funds owed to be immediately due and payable, together with accrued and unpaid interest. Our assets or cash flows may not be sufficient to fully pay off financial obligations upon such demand. Any failure to repay our financial obligations when due, if not cured or waived, could force us into bankruptcy, reorganization, insolvency, or liquidation.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and be forced to significantly delay, scale back or discontinue our operations or explore other strategies.

Our current cash runway is insufficient for us to be able to achieve or maintain positive cash flow. We have incurred losses for each period from our inception and a significant accumulated deficit. For the six months ended June 30, 2025 and 2024, our net loss was approximately $2.2 million and approximately $3.8 million, respectively, and our net cash used in operating activities was approximately $3.7 million and approximately $3.0 million, respectively. For the fiscal years ended December 31, 2024 and 2023, our net loss was approximately $8.7 million and approximately $5.5 million, respectively, and our cash used in operating activities was approximately $3.1 million and approximately $4.8 million, respectively. As of June 30, 2025 and 2024, we had an accumulated deficit of approximately $27.9 million and approximately $25.7 million, respectively. As of December 31, 2024 and December 31, 2023, we had an accumulated deficit of approximately $25.7 million and $17.0 million, respectively. As of June 30, 2025, we had total current liabilities of approximately $1.1 million, compared to approximately $0.7 million in cash and cash equivalents. As of December 31, 2024, we had total current liabilities of approximately $3.3 million, compared to approximately $0.2 million in cash and cash equivalents.

Our ability to obtain the necessary financing to repay existing indebtedness and accounts payable and avoid loan defaults, lawsuits, bankruptcy, and liquidation is subject to a number of factors, including general market conditions, investor acceptance of our business model, and regulatory approvals of our financing strategy. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds on acceptable terms, we will have to significantly reduce our spending, delay or cancel our planned activities, substantially change our corporate or capital structure, terminate major unprofitable business operations that have defined our company since inception, and sell the related assets. Any of these contingency plans may at minimum change our business focus to one with which you do not agree or that may not meet your investment objectives, and if they are not successful, we may be forced into bankruptcy or dissolution and your investment could lose all value.

We have a limited operating history. There can be no assurance that we will be successful in growing our business.

We have a limited history of operations. As a result, there can be no assurance that we will be successful in providing our sports recruitment technology services. Any potential for future growth will place additional demands on our executive officers, and any increased scope of our operations will present challenges due to our current limited management resources. There can be no assurance that we will be successful in our efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. There can be no assurance that our operations will be profitable.

We have a history of losses since our inception and may continue to incur losses for the foreseeable future.

To date, we have been unable to sell our services in quantities sufficient to be operationally profitable. Consequently, we have sustained substantial losses. There can be no assurances that we will ever achieve the level of revenues needed to be operationally profitable in the future and if profitability is achieved, that it will be sustained. Our revenues have fluctuated and may likely continue to fluctuate significantly from quarter to quarter and from year to year. We will need to obtain additional capital and increase sales to become profitable.

Our management has concluded that factors raise substantial doubt about our ability to continue as a going concern for the fiscal year ended December 31, 2024.

Our management has concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on private and public financings raise substantial doubt about our ability to continue as a going concern for the fiscal year ended December 31, 2024.

Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including the Signing Day Sports common stock, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if the Business Combination is successful.

Relatively high interest rates may adversely impact our business.

Due to the perceived persistence of the threat of high inflation, the U.S. Federal Reserve has maintained its benchmark interest rate at an elevated level. Increases in the federal benchmark rate have resulted in an increase in market interest rates, which may increase our interest expense and the costs of refinancing any indebtedness or obtaining new debt. Consequently, relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations.

We operate in the highly competitive sports recruitment industry which is subject to rapid and significant technological changes.

The sports recruitment industry in which we are engaged is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and by frequent new product and service offerings and improvements. We compete with an array of established and emerging recruiting solution providers. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by our competitors or continuing market consolidation. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense. There can be no assurance that our systems can be upgraded to meet future innovations in the industry or that new technologies will not emerge, or existing technologies will not be improved, which would render our offerings obsolete or non-competitive. Many of the companies we compete with enjoy significant competitive advantages over us, including but not limited to greater name recognition; greater financial, technical and service resources; established networks; additional product offerings; and greater resources for product development and sales and marketing. In addition, there can be no assurance that other established sports recruiting companies, any of which would likely have greater resources than us, will not enter the market. There can be no assurance that we will be able to compete successfully against any of our competitors.

If we fail to acquire new customers, we may not be able to increase net sales or achieve profitability.

We have invested in marketing and branding related to customer acquisition and expect to continue to do so. We must continue to acquire subscription customers in order to increase net sales and achieve profitability. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means to recruit student-athletes and may prefer alternatives to do so. We cannot assure you that the net sales from new customers we acquire will ultimately exceed the cost of acquiring those customers. If customers do not perceive the platform we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers, the net sales we generate may decrease, and our business, financial condition and operating results may be materially and adversely affected.

We use social networking sites, such as Facebook, Instagram and YouTube, online services, search engines, affiliate marketing websites, directories and other social media websites and ecommerce businesses to advertise, market and direct potential customers to use our platform. As social networking continues to rapidly evolve, we must continue to use social media channels that are used by our current and prospective customers and cost-effectively drive traffic to our platform. We believe that failure to utilize these channels as sources of traffic to our site to generate new customers would adversely affect our financial condition.

Our software or services may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

We may encounter human or technical obstacles that prevent our website and apps from operating properly. If our offerings do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers. We cannot assure you that material performance problems or defects in our service offerings will not arise in the future. Errors may result from receipt, entry, or interpretation of customer information or from customer interface with our services. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation, and increased service and maintenance costs. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the internet-based storage and transmission of customers’ information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer data. Improper activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

We depend on sophisticated information technology systems and data processing to operate our business. If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, customer data or personal data, we may face costs, significant liabilities, harm to our brand and business disruption.

We rely on information technology systems and data processing that we or our service providers, collaborators, consultants, contractors or partners operate to collect, process, transmit and store electronic information in our day-to-day operations, including a variety of personal data, such as name, mailing address, email addresses, academic records, phone numbers and potentially other sensitive user information. Additionally, we, and our vendors, service providers, collaborators, consultants, contractors or other stakeholders do or will collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect and share personal information and other information to operate our business, for legal and marketing purposes, and for other business-related purposes. Our internal computer systems and data processing and those of our vendors, service providers, collaborators, consultants, contractors or other stakeholders may be vulnerable to a cyberattack, malicious intrusion, breakdown, destruction, loss of data privacy, actions or inactions by our employees or contractors that expose security vulnerabilities, theft or destruction of intellectual property or other confidential or proprietary information, business interruption or other significant security incidents. As the cyber-threat landscape evolves, these attacks are growing in frequency, level of persistence, sophistication and intensity, and are becoming increasingly difficult to detect. In addition to traditional computer “hackers,” threat actors, software bugs, malicious code (such as viruses and worms), employee theft or misuse, denial-of-service attacks (such as credential stuffing), phishing and ransomware attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

There can be no assurance that we, our vendors, service providers, collaborators, consultants, contractors or other stakeholders will be successful in efforts to detect, prevent or fully recover systems or data from all breakdowns, service interruptions, attacks or breaches of systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive data. Any failure by us or our vendors, service providers, collaborators, consultants, contractors or other stakeholders to detect, prevent, respond to or mitigate security breaches or improper access to, use of, or inappropriate disclosure of any of this information or other confidential or sensitive information, including customers’ personal data, or the perception that any such failure has occurred, could result in claims, litigation, regulatory investigations and other proceedings, significant liability under state, federal and international law, and other financial, legal or reputational harm to us. Further, such failures or perceived failures could result in liability and a material disruption of our development programs and our business operations, which could lead to significant delays, lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cashflow.

Additionally, applicable laws and regulations relating to privacy, data protection or cybersecurity, external contractual commitments and internal privacy and security policies may require us to notify relevant stakeholders if there has been a security breach, including affected customers, vendors, service providers, collaborators, consultants, contractors, and regulators. Such disclosures are costly, and the disclosures or any actual or alleged failure to comply with such requirements could lead to a materially adverse impact on the business, including negative publicity, a loss of confidence in our services or security measures by our stakeholders or breach of contract claims. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable data protection laws, privacy policies or other data protection obligations related to information security or security breaches.

We have incorporated artificial intelligence features into our platform. This technology is new and developing and may present risks that could affect our business.

We have incorporated features of artificial intelligence (“AI”), including large language models, into our platform. AI is a new and emerging technology that is in its early stages of commercial use. If our platform’s use of AI has perceived or actual negative impacts on the student-athletes or recruiters who use them, we may experience brand or reputational harm, competitive harm or legal liability. The rapid evolution of AI may also require the application of significant resources to develop, test and maintain our products and services that incorporate AI in order to help ensure that it is implemented in a socially responsible manner, to minimize any real or perceived unintended harmful impacts. In addition, AI is subject to a complex and evolving regulatory landscape, including data protection, privacy, and potentially other laws and different jurisdictions have taken and may take in the future varying approaches to regulating AI. Compliance with these laws and regulations can be complex, costly and time-consuming, and there is a risk of regulatory enforcement actions or litigation if we fail to comply with these requirements. As regulations evolve, we may have to alter our business practices or products in order to comply with regulatory requirements.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.

We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable. We rely, in part, on non-disclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business to protect our internally developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third parties, who may have patents or patent applications relating to our proprietary technology. We have not received notice of any claims alleging infringement of third parties’ intellectual property. However, we may in the future receive letters from third parties alleging, or inquiring about, possible infringement, misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. Any such claims or lawsuit could:

●	be time-consuming and expensive to defend, whether meritorious or not;

●	require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

●	divert the attention of our technical and managerial resources;

●	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable;

●	prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

●	subject us to significant liability for damages or result in significant settlement payments; or

●	require us to indemnify our customers.

Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

There may be challenges to our proprietary technology and any patents that we may obtain.

We hold know-how and trade secret rights relating to various aspects of our technologies, which are of material importance to us and our future prospects. Any patent we may obtain may be challenged by re-examination or otherwise invalidated or eventually found unenforceable. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may attempt to challenge or invalidate any patents that we may obtain, or may be able to design alternative techniques or devices that avoid infringement of such patents, or develop products with functionalities that are comparable to ours. In the event a competitor infringes upon any patent that we may obtain or other intellectual property rights, litigation to enforce our intellectual property rights or to defend any patents that we may obtain against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. Furthermore, there can be no assurance that our products and services will not infringe on any patents of others. We may not have sufficient resources to enforce our intellectual property rights or to defend any patents that we may obtain against challenges from others.

If we fail to renew and/or expand our existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.

Our third-party licenses, or support for such licensed products and technologies, may not continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. Although to date we have not encountered such issues, licensing requirements may preclude us from using technologies owned or developed by third parties if those parties are unwilling to allow us to comply with related disclosure requirements or other regulatory requirements. In any such event, we may be unable to operate on a profitable basis.

Some aspects of our products and services incorporate open source software, and our use of open source software could negatively affect our business, results of operations, financial condition, and prospects.

Some aspects of our platform incorporate and are dependent on the use and development of open source software. Open source software is software licensed under an open source license, which may include a requirement that we make available, or grant licenses to, any modifications or derivative works created using the open source software, make our proprietary source code publicly available, or make our products or services available for free or for nominal amounts. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the legal terms and conditions of one or more of these open source licenses, we could incur significant legal expenses defending against such allegations, could be subject to significant damages, and could be required to comply with these open source licenses in ways that cause substantial competitive harm to our business.

The terms of various open source licenses have not been interpreted by U.S. and international courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our products or services. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our products and services, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products and services. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products or services that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and our employees or our consultants, third party contractors or suppliers may inadvertently or willfully use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our products and services, any of which could be materially disruptive to our business.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition, and prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us, our vendors, and our service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations. For example, we could be deemed to be subject to insurance and other regulations, which in some circumstances may be applied retrospectively. Any other changes in or interpretations of current laws and regulations could also require us to increase our compliance expenditures, inhibit our ability to enter into new contracts or conduct our business operations. In addition, our failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If we are unable to effectively respond to any such changes or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Daniel Nelson, our Chief Executive Officer and Chairman; Damon Rich, our Chief Financial Officer; Jeffry Hecklinski, our President; and Craig Smith, our Secretary and Chief Operating Officer. Our executive officers or key employees may terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The failure to attract and retain qualified personnel could harm our business and culture and prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executives, software developers, experienced sports industry advisors, sales personnel, and other key personnel in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing software for college sports recruitment technologies, as well as for skilled sales and operations professionals with connections and experience in the intensely competitive college sports recruitment system. Recently we have experienced, and we may continue to experience, employee turnover, and we may not be able to fill positions in a timely manner or at all. These risks may be exacerbated by perceptions of our recent restructuring actions, changes in executive management, efforts to rapidly expand the utility of our platform, multiple capital raises through private placements of debt and equity at valuations of the Signing Day Sports common stock that are or may be the same or less than the implied valuations of the Signing Day Sports common stock upon which their equity awards were granted, difficulties with maintaining sufficient cash to pay employee salaries, and any similar future developments. In addition, our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner. New hires and other personnel require training and take time before they achieve full productivity. New employees and other personnel may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business could be harmed.

Many of the companies with which we compete for experienced personnel have greater resources than we have, and some of these companies may offer more attractive compensation packages. In particular, job candidates and existing employees and other personnel carefully consider the value of the equity awards they receive in connection with their employment or engagement. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation that we offer is unattractive, it may adversely affect our ability to recruit and retain highly skilled employees and other personnel. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could impact hiring and result in a diversion of our time and resources. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees and other personnel through our compensation practices, company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business would be harmed.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee and contractor base. We have increased employee and contractor headcount since our inception to support the growth in our business, and we intend for this growth to continue for the foreseeable future. To support continued growth, we must effectively integrate, develop and motivate new employees, while maintaining our corporate culture. We face competition for qualified personnel. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, which may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth and expansion of our business and our product offerings in the future will place significant demands on our management. The growth of our business may require significant additional resources, which may not scale in a cost-effective manner or may negatively affect the quality of our customer experience. We are also required to manage multiple relationships with various vendors, customers and other third parties. Further growth of our operations, our vendor base, our fulfillment process, information technology systems or our internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially and adversely affected.

We are subject to complex and growing user data privacy use and other governmental laws and regulations, and any failure to comply with these laws and regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, and policies that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

Under our user agreements and certain sponsorship agreements, we collect certain information about student-athletes that have been submitted by the student-athletes and, if applicable, their coaches, recruiters, or other teaching professionals or institutions. This data includes or may include age, date of birth, name, email address, athletic statistics and educational data including student transcripts and SAT and other test scores, and payment information. We intend to use such data for purposes of providing platform services to the submitting student-athletes and, if applicable, their coaches, recruiters, and other teaching professionals and institutions. In order to provide such services, we may need to share certain data with certain third-party services providers. We do not intend to share such data for any other purposes. The collection, use and sharing of user data is subject to disclosures of our data collection, use and sharing practices and opt-out, access, correction, deletion, portability, and security provisions in our website and app user terms of service and privacy policy. All such data collection, use, and sharing is subject to our prior receipt of electronically- or physically-signed written consents or acceptance of terms of use and terms and conditions of our platform by student-athletes and, if applicable, their coaches, recruiters, or other teaching professionals or institutions, granting us rights to share such information for posting on our platform. Such consents or acceptances of terms of use and terms and conditions of our platform explicitly includes the student-athlete’s and, if applicable, their coach, recruiter, or other teaching professional or institution’s grant of a license to each coach, recruiter, or other teaching professional or institution on our platform to view, compare, analyze and store platform player data. Each coach, recruiter, or other teaching professional or institution on our platform is in turn required to agree to such terms of use and terms and conditions to access and use such player data only as permitted under all applicable international, national, state, and local law, including laws applicable to the use of data of minors. Regardless of these agreements and consents, however, we are subject to a number of data protection requirements relating to the management and safeguarding of information of users, including minors, including those described below.

Relevant U.S. federal data privacy laws include the federal Family Educational Rights and Privacy Act of 1974, which regulates the use and disclosure of student education records held by certain educational institutions; the Controlling the Assault of Non-Solicited Pornography And Marketing Act, as amended (the “CAN-SPAM Act”), which, among other things, restricts data collection and use in connection with CAN-SPAM Act’s opt-out process requirements for senders of commercial emails; and the U.S. Children’s Online Privacy Protection Act (“COPPA”), which regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age, although our website and app user terms of service and privacy policy expressly prohibit children under 13 from submitting information to or on our website or app. These laws and regulations promulgated under these laws restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information.

Moreover, certain laws and regulations of U.S. states and the European Union (the “EU”) impose similar or greater data protection requirements and may also subject us to scrutiny or attention from regulatory authorities. For example, the EU and California have passed comprehensive data privacy laws, the EU General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”) and regulations promulgated under the CCPA, respectively, which impose data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Of particular importance, the CCPA, which became effective on January 1, 2020, limits how we may collect and use personal information, including by requiring companies that process information relating to California residents to make disclosures to consumers about their data collection, use and sharing practices, provide consumers with rights to know and delete personal information and allow consumers to opt out of certain data sharing with third parties. The CCPA also creates an expanded definition of personal information, imposes special rules on the collection of consumer data from minors, and provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. Effective January 1, 2023, we also became subject to the CPRA in California, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act (“VCDPA”), another comprehensive data privacy law, and regulations promulgated under the CPRA and the VCDPA.

In addition, similar consumer data privacy laws have been passed and either are in effect or will become effective within the next 12 months in many other states, including Colorado (effective July 1, 2023); Connecticut (effective July 1, 2023); Utah (effective December 31, 2023); Texas (effective July 1, 2024); Oregon (effective July 1, 2024); Montana (effective October 1, 2024); Iowa (effective January 1, 2025); Delaware (effective January 1, 2025); Nebraska (effective January 1, 2025); New Hampshire (effective January 1, 2025); New Jersey (effective January 15, 2025); Minnesota (effective July 1, 2025); Tennessee (effective July 1, 2025); Maryland (effective October 1, 2025); Indiana (effective January 1, 2026); Kentucky (effective January 1, 2026); and Rhode Island (effective January 1, 2026). Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these laws and regulations may have on our business.

We believe that our compliance programs include adequate business processes, procedures, including annual audits, and reliance on experts to ensure substantial compliance with applicable privacy law. Despite such safeguards, in the course of collecting the user data described above, our employees, independent contractors, suppliers, or service providers may have inadvertently or willfully used, and may in the future inadvertently or willfully use, protected user data in a manner that we do not intend or in a manner that could expose us to claims for violation of data privacy rights. In addition, our agreements with our employees, contractors, suppliers and service providers generally do not address compliance with applicable privacy law and indemnify the Company against misuse of regulated data or unauthorized practices, although we have recently made efforts to include such terms in new agreements with such parties. Therefore, these programs and agreements may have failed, or may in the future fail, to prevent violations of our users’ data privacy rights, or to protect us from damages relating to such failures.

If we fail to comply, or are alleged to have failed to comply, with any applicable user privacy laws or regulations, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our products and services, any of which could be materially disruptive to our business.

In addition, our business is, and may in the future be, subject to a variety of other laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. Our inability or failure to comply with these governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Climate change and increased focus by governmental organizations on sustainability issues, including those related to climate change, may have a material adverse effect on our business and operations.

Federal, state and local governments are responding to climate change issues. This increased focus on sustainability is resulting in new regulations and legislation and vendor and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations. Legislation or regulations that impose disclosure requirements, restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels could force us to incur additional costs and we may fail to pass such additional costs on to our customers, which could also have a material adverse effect on our business.

In particular, on March 6, 2024, the SEC adopted rules that will require us to disclose:

●	Climate-related risks that have had or are reasonably likely to have a material impact on our business strategy, results of operations, or financial condition;

●	The actual and potential material impacts of any identified climate-related risks on our strategy, business model, and outlook;

●	If, as part of our strategy, we have undertaken activities to mitigate or adapt to a material climate-related risk, a quantitative and qualitative description of material expenditures incurred and material impacts on financial estimates and assumptions that directly result from such mitigation or adaptation activities;

●	Specified disclosures regarding our activities, if any, to mitigate or adapt to a material climate-related risk including the use, if any, of transition plans, scenario analysis, or internal carbon prices;

●	Any oversight by the Signing Day Sports Board of climate-related risks and any role by management in assessing and managing our material climate-related risks;

●	Any processes we have for identifying, assessing, and managing material climate-related risks and, if we are managing those risks, whether and how any such processes are integrated into our overall risk management system or processes;

●	Information about our climate-related targets or goals, if any, that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition; required disclosures would include material expenditures and material impacts on financial estimates and assumptions as a direct result of the target or goal or actions taken to make progress toward meeting such target or goal;

●	The capitalized costs, expenditures expensed, charges, and losses incurred as a result of severe weather events and other natural conditions, such as hurricanes, tornadoes, flooding, drought, wildfires, extreme temperatures, and sea level rise, subject to applicable one percent and de minimis disclosure thresholds, disclosed in a note to the financial statements;

●	The capitalized costs, expenditures expensed, and losses related to carbon offsets and renewable energy credits or certificates if used as a material component of our plans to achieve our disclosed climate-related targets or goals, disclosed in a note to our financial statements; and

●	If the estimates and assumptions we use to produce our financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans, a qualitative description of how the development of such estimates and assumptions was impacted, disclosed in a note to our financial statements.

We will be exempt from the SEC rules’ requirements to disclose certain information about our greenhouse gas emissions and comply with related auditor assurance requirements as long as we remain a “smaller reporting company” (as described below under “—Risks Related to Signing Day Sports Common Stock and Securities Convertible into Signing Day Sports Common Stock — We are a smaller reporting company and will be exempt from certain disclosure requirements, which could make the Signing Day Sports common stock less attractive to potential investors.”) or an “emerging growth company” (as described below under “—Risks Related to Signing Day Sports Common Stock and Securities Convertible into Signing Day Sports Common Stock — We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.”). In addition, these disclosure rules will not require compliance by us until our fiscal year beginning in 2027, with certain requirements not becoming effective until our fiscal year beginning in 2028, if we remain a smaller reporting company or emerging growth company.

A number of petitions have been filed in federal courts seeking to challenge the SEC’s climate-related disclosure rules. On April 4, 2024, the SEC issued an order staying the rules. The SEC’s administrative stay will remain in place until the completion of litigation filed in the federal courts that challenges the agency’s authority to adopt the rules. On March 25, 2025, the SEC ended its defense of the rules. On April 4, 2025, state intervenors in the litigation filed a motion to hold the case in abeyance until the SEC determines what action it will take on the rules, and on April 24, 2025, the U.S. Court of Appeals for the Eighth Circuit granted the intervenors’ motion to hold the litigation in abeyance. On July 23, 2025, the SEC filed a report with the court stating that it “does not intend to review or reconsider the [climate-related disclosure rules] at this time” and indicating that the SEC could not determine what actions it would take in the event the rulemaking petitions are denied. The outcome of this litigation cannot be determined.

Assuming that the SEC climate-related disclosure rules are ultimately upheld in their present form, and even in light of the exemptions and accommodations made for smaller reporting companies and emerging growth companies described above, the costs to adopt the necessary disclosure controls and procedures to disclose all required information, the potential costs to make changes in our operations to allow us to improve our climate change-related disclosures, or the potential loss of revenues from these disclosure requirements due to investor, customer, or vendor requirements to disclose and meet certain climate change-related targets pursuant to these disclosure rules, may still have a material adverse effect on our business and operations.

Risks Related to Signing Day Sports Common Stock and Securities Convertible into Signing Day Sports Common Stock

There was no public market for our common stock prior to the Company’s initial public offering, and an active market in which investors can resell their shares of our common stock may not be sustained.

 Prior to the Company’s initial public offering, which closed on November 16, 2023, there was no public market for our common stock. Since November 14, 2023, our common stock has been listed on the NYSE American under the symbol “SGN”. However, a liquid public market for our common stock may not be sustained. The initial public offering price for our common stock was determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the Signing Day Sports common stock is traded after the initial public offering has declined below the initial public offering price, and stockholders may experience a decrease in the value of the Signing Day Sports common stock regardless of our operating performance or prospects.

The market price of the Signing Day Sports common stock has fluctuated significantly and may continue to do so.

The market price for the Signing Day Sports common stock has been volatile and is likely to continue to be, in part because our shares were not traded publicly prior to our initial public offering, which closed on November 16, 2023. In addition, the market price of the Signing Day Sports common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of the Signing Day Sports common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by stockholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to maintain the listing of the Signing Day Sports common stock on the NYSE American.

Volatility in the market price of the Signing Day Sports common stock may prevent investors from being able to sell their Signing Day Sports common stock at or above their purchase price. As a result, investors in the Signing Day Sports common stock may suffer a loss on their investment.

Certain recent initial public offerings of companies with relatively small public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. The Signing Day Sports common stock has likewise experienced rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of the Signing Day Sports common stock.

In addition to the risks addressed above under “—The market price of the Signing Day Sports common stock has fluctuated significantly and may continue to do so,” the Signing Day Sports common stock may be subject to rapid and substantial price volatility due to our small market float. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Since our recent initial public offering in November 2023, our stock price has rapidly declined and has not recovered most of its value as of the date of this proxy statement/prospectus. Although the specific cause of such volatility is unclear, our small public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The Signing Day Sports common stock may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Signing Day Sports common stock. For example, if the trading volumes of the Signing Day Sports common stock are low, persons buying or selling in relatively small quantities may easily influence prices of the Signing Day Sports common stock. This low volume of trades could also cause the price of the Signing Day Sports common stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Signing Day Sports common stock also may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Signing Day Sports common stock. As a result of this volatility, investors may experience losses on their investment in the Signing Day Sports common stock. A decline in the market price of the Signing Day Sports common stock also could adversely affect our ability to sell additional shares of Signing Day Sports common stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Signing Day Sports common stock will develop or be sustained. If an active market does not develop, holders of the Signing Day Sports common stock may be unable to readily sell the Signing Day Sports common stock they hold or may not be able to sell their Signing Day Sports common stock at all.

Short sellers of our stock may drive down the market price of the Signing Day Sports common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks.

The publication of any such commentary regarding us by a short seller may bring about a temporary, or possibly long-term, decline in the market price of the Signing Day Sports common stock. No assurances can be made that we will not become a target of such commentary and declines in the market price of the Signing Day Sports common stock will not occur in the future, in connection with such commentary by short sellers or otherwise.

We may not be able to maintain a listing of the Signing Day Sports common stock on the NYSE American.

We must meet certain financial and liquidity criteria to maintain the listing of the Signing Day Sports common stock on the NYSE American. If we violate NYSE American’s listing requirements or fail to meet its listing standards, the Signing Day Sports common stock may be delisted. In addition, the Signing Day Sports Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Signing Day Sports common stock from NYSE American may materially impair our stockholders’ ability to buy and sell the Signing Day Sports common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Signing Day Sports common stock. The delisting of the Signing Day Sports common stock could significantly impair our ability to raise capital and the value of your investment.

Future sales or issuances of our common stock in the public markets, or the perception of such sales, could depress the trading price of our common stock.

The sale of a substantial number of shares of our common stock or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We may sell large quantities of our common stock at any time pursuant to one or more separate offerings. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

We do not expect to declare or pay cash dividends on the Signing Day Sports common stock in the foreseeable future.

We do not expect to declare or pay cash dividends on the Signing Day Sports common stock in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. In addition, bank line of credit and other restrictive loan covenants prohibit us from paying cash dividends except in limited circumstances. Therefore, holders of the Signing Day Sports common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of the Signing Day Sports common stock could be negatively affected.

Any trading market for the Signing Day Sports common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of the Signing Day Sports common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of the Signing Day Sports common stock could be negatively affected.

Future issuances of debt securities, which would rank senior to the Signing Day Sports common stock upon our bankruptcy or liquidation, and future issuances of Signing Day Sports preferred stock, which could rank senior to the Signing Day Sports common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return holders of the Signing Day Sports common stock may be able to achieve from an investment in the Signing Day Sports common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of the Signing Day Sports common stock. If we authorize and issue Signing Day Sports preferred stock, the holders of such Signing Day Sports preferred stock could be entitled to preferences over holders of Signing Day Sports common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or Signing Day Sports preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of the Signing Day Sports common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in the Signing Day Sports common stock.

If our shares of Signing Day Sports common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on the NYSE American or another national securities exchange and if the price of the Signing Day Sports common stock is less than $5.00, the Signing Day Sports common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Signing Day Sports common stock, and therefore stockholders may have difficulty selling their shares.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being exempt from certain greenhouse gas emissions disclosure and related third-party assurance requirements;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years after our initial public offering, although if the market value of the Signing Day Sports common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Signing Day Sports common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Signing Day Sports common stock.

We are a smaller reporting company and are exempt from certain disclosure requirements, which could make the Signing Day Sports common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

If a company determines that it does not qualify for smaller reporting company status because it exceeded one or more of the above thresholds, it will remain unqualified unless when making its annual determination it meets certain alternative threshold requirements which will be lower than the above thresholds if its prior public float or prior annual revenues exceed certain thresholds.

As a smaller reporting company, we are not required to include a Compensation Discussion and Analysis section in our proxy statements; we may provide only two years of financial statements; and we need not provide the table of selected financial data. We will also be exempt from certain greenhouse gas emissions disclosure and related third-party assurance requirements. We also have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make the Signing Day Sports common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under NYSE American rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on the NYSE American. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we have not yet determined to avail ourselves of this or other exemptions from NYSE American requirements that are or may be afforded to smaller reporting companies, while we will seek to maintain our shares on the NYSE American in the future we may elect to rely on any or all of them. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our stock price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of NYSE American from which we will not be exempt, including minimum stock price requirements.

As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

We are not an “accelerated filer” or a “large accelerated filer” under the Exchange Act. Rule 12b-2 under the Exchange Act defines an “accelerated filer” to mean any company that first meets the following conditions at the end of each fiscal year: we had a public float of $75 million or more, but less than $700 million, as of the last business day of our most recently completed second fiscal quarter; we have been subject to the reporting requirements of the Exchange Act for at least twelve calendar months; we have filed at least one annual report under the Exchange Act; and we are not eligible to use the requirements for a “smaller reporting company” under the revenue test in paragraph (2) or (3)(iii)(B), as applicable, of the “smaller reporting company” definition in Rule 12b-2 of the Exchange Act. Rule 12b-2 under the Exchange Act defines a “large accelerated filer” in the same way except that our meeting the definition must have a public float of $700 million or more as of the last business day of our most recently completed second fiscal quarter.

A non-accelerated filer is not required to file an auditor attestation report on internal control over financial reporting that is otherwise required under Section 404(b) of the Sarbanes-Oxley Act.

Therefore, our internal control over financial reporting will not be subject to the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find the Signing Day Sports common stock less attractive because we are not required to comply with the auditor attestation requirements. If some investors find the Signing Day Sports common stock less attractive as a result, there may be a less active trading market for the Signing Day Sports common stock and the trading price for the Signing Day Sports common stock may be negatively affected.

Our internal control over financial reporting currently may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements, and harm our operating results. In addition, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation through the implementation of new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to certify as to the adequacy of our internal control over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby be required to restate our financial statements or otherwise be subject to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. If we fail to meet our public reporting obligations, investors could lose confidence in us and the reliability of our financial statements, which could have a negative effect on the trading price of the Signing Day Sports common stock. Confidence in the reliability of our financial statements also could suffer if we report a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the market price of the Signing Day Sports common stock.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives.

As a public company, we must incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of the Signing Day Sports Board. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 10-K or the first annual report on Form 10-K following the date on which we are no longer an emerging growth company or a non-accelerated filer. Our compliance with Section 404 of the Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors if so required under Section 404 of the Sarbanes-Oxley Act and the SEC’s implementing rules. This, in turn, could have an adverse impact on the value of our securities, and could adversely affect our ability to access the capital markets.

Anti-takeover provisions and other provisions contained in the Signing Day Sports Certificate of Incorporation and current bylaws, as well as provisions of Delaware law, could impair a takeover attempt and diminish the rights of holders of the Signing Day Sports common stock.

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may, as a result, discourage or prevent mergers or other takeover or change of control attempts of Signing Day Sports.

In addition, Signing Day Sports’ current bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing the Signing Day Sports Board and management. The Signing Day Sports Certificate of Incorporation provides that a majority of the board of directors has the sole authority to establish the number of directors and fill any vacancies and newly created directorships, subject to the rights of holders of Signing Day Sports preferred stock to elect directors. These provisions may prevent a stockholder from increasing the size of the Signing Day Sports Board and gaining control of the Signing Day Sports Board by filling the resulting vacancies with its own nominees. In addition, Signing Day Sports’ current bylaws provide that in addition to any other vote required by law, no member of the Signing Day Sports Board may be removed from office by our stockholders without the approval of not less than the majority of the total voting power of all of our outstanding shares of capital stock then entitled to vote in the election of directors. Signing Day Sports’ current bylaws also do not provide our stockholders with the power to call a special meeting of stockholders and contain certain advance notice provisions for the submission and presentation of stockholder meeting proposals or director nominations at a stockholder meeting, which may limit the ability of stockholders to influence the composition and business decisions of our management.

Signing Day Sports’ current bylaws also provide that we may agree with any stockholders to restrict the sale or other disposal of our stock owned by such stockholders.

In addition, the Signing Day Sports Certificate of Incorporation authorizes the Signing Day Sports Board to issue up to 15,000,000 shares of “blank-check” Signing Day Sports preferred stock in one or more series as solely determined by the board of directors, and to have the voting powers, preferences and relative participation, optional and special rights and qualifications, limitations and restrictions thereof as solely determined by the board without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Signing Day Sports preferred stock could diminish the rights of holders of existing shares and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of Signing Day Sports preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Signing Day Sports Board to issue Signing Day Sports preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of our securities.

Furthermore, the holders of the Signing Day Sports common stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding Signing Day Sports common stock and lack of cumulative voting makes it more difficult for other stockholders to replace the Signing Day Sports Board or for a third party to obtain control of our company by replacing its board of directors.

Risks Related to One Blockchain

For purposes of this section, the words “we,” “our,” “us,” “One Blockchain,” and the “Company” refers to One Blockchain and its subsidiaries.

Risks Related to Our Business and Operations

We currently generate the majority of our revenue from a single customer, Blue Ridge Digital Mining, which is controlled by Jerry Tang, our Chief Executive Officer and the direct or indirect owner of the majority of the membership interests of the One Blockchain Securityholders, and we are therefore exposed to a number of related risks.

Approximately 93% and 98% of One Blockchain’s revenues for the three months ended June 30, 2025 and 2024, respectively, 94% for the six months ended June 30, 2025, 96% for the periods from February 8 to June 30, 2024 and January 1 to February 7, 2024, 98% for the period from February 8, 2024 to December 31, 2024, 96% for the period from January 1, 2024 to February 7, 2024, and 99% for the year ended December 31, 2023, respectively, were derived from one primary customer, Blue Ridge Digital Mining. Blue Ridge Digital Mining is owned by VCV Digital Infrastructure Holdings, which is controlled by or affiliated with Jerry Tang, Chief Executive Officer of One Blockchain and the direct or indirect owner of the majority of the membership interests of the One Blockchain Securityholders.

Our dependence on Blue Ridge Digital Mining for the substantial majority of our revenues exposes us to significant risks related to customer concentration. If Blue Ridge Digital Mining were to reduce its purchases, terminate its relationship with us, or experience financial difficulties, our business, financial condition, and results of operations would be materially and adversely affected. We may not be able to quickly replace the revenue generated by this customer with revenue from other sources, and any such loss could result in a significant decline in our revenues and profitability.

Additionally, because Blue Ridge Digital Mining is controlled by Jerry Tang, our Chief Executive Officer and direct or indirect majority equity holder, our transactions with this customer may be subject to heightened scrutiny and potential conflicts of interest. Although we seek to ensure that all transactions with related parties are conducted on an arm’s-length basis and in accordance with applicable laws and our internal policies, there can be no assurance that such transactions will not be challenged or that they will not result in unfavorable terms for us. Any perceived or actual conflicts of interest could also negatively impact our reputation and relationships with other customers, suppliers, or investors.

Furthermore, our reliance on a single customer may limit our bargaining power and flexibility in negotiating contract terms, pricing, and payment schedules. This concentration also makes us more vulnerable to changes in the business strategies, financial condition, or operational priorities of Blue Ridge Digital Mining. If Blue Ridge Digital Mining were to experience operational disruptions, regulatory challenges, or shifts in its business model, our own business could be significantly disrupted.

In summary, our significant customer concentration, particularly with a related party, exposes us to risks that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our operational results and growth are heavily dependent on securing and maintaining favorable agreements for power and land, and the failure to do so could adversely impact our business and planned expansions.

Our ability to operate our existing facilities and develop new ones relies on securing cost-effective, reliable power and suitable land. The costs of electric power account for a significant portion of One Blockchain’s cost of revenue. Our South Carolina facility’s planned expansion from 40 MW to 50 MW is contingent upon entering into a new electric service agreement. Similarly, the development of our planned 150 MW facility in Texas is pending a suite of agreements that are currently under negotiation. There is no assurance that these agreements will be finalized on terms favorable to us, or at all. Failure to secure these agreements, or a significant increase in power costs or adverse lease terms, could delay or prevent our expansion, reduce our competitiveness, and materially harm our financial performance and growth prospects. The ground lease for our South Carolina facility has an initial five-year term, and while there are renewal options, there is no guarantee that these will be exercised or that terms will remain favorable.

The availability of electric power may have technical, infrastructure, or regulatory limitations or may be interrupted by power outages that may harm One Blockchain’s ability to attain growth or cause revenues to decline.

There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, One Blockchain plans to increase its reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures.

The amount of power required by One Blockchain and its customers will increase commensurate with the demand for One Blockchain’s services and the increase in mining machines One Blockchain operates for itself and its hosting customers. Should One Blockchain’s operations require more electricity than can be supplied in the areas where its mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, One Blockchain may have to limit or suspend activities or reduce the speed of its proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as One Blockchain). If One Blockchain is unable to procure electricity at a suitable price, One Blockchain may have to shut down its operations in that particular jurisdiction either temporarily or permanently. Therefore, increased power costs and limited availability and curtailment of power resources will reduce One Blockchain’s revenue and have a material and adverse effect on its cost of revenue and results of operations. Although One Blockchain aims to build and operate energy efficient facilities, there can be no assurance such facilities will be able to deliver sufficient power to meet the growing needs of One Blockchain’s business. If One Blockchain is unable to receive adequate power supply and is forced to reduce its operations due to the availability or cost of electrical power, its business would experience materially negative impacts.

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. Governments or government regulators may potentially restrict electricity suppliers from providing electricity to mining data centers in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to businesses like One Blockchain. In the event government regulators issue moratoriums or impose bans or restrictions involving hosting operations or transaction processing in jurisdictions in which it operates, One Blockchain will not be able to continue its operations in such jurisdictions. A moratorium ban or restriction could have a material adverse effect on One Blockchain’s business, financial condition and results of operations.

Additionally, One Blockchain’s cryptocurrency mining machines would be materially adversely affected by a power outage. Energy costs and availability are vulnerable to risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events out of One Blockchain’s control. Because the mining portion of One Blockchain’s business consumes a large amount of energy, it is not practical or economical for One Blockchain’s operations to run on back-up generators in the event of a power outage, which may be caused by weather, wildfires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on One Blockchain’s business, financial condition and results of operations.

Our transition to a self-mining model and expansion into the HPC market expose us to new and increased risks.

Our growth strategy involves transitioning from primarily a hosting model to a self-mining model at our South Carolina facility and developing significant self-mining capacity in Texas. Self-mining directly exposes us to the volatility of Bitcoin prices, mining difficulty, and reliance on purchasing and deploying mining hardware effectively. Our planned expansion into the HPC market, including a potential 50 MW AI data center component at our planned Texas facility, introduces further risks. These include the need for specialized infrastructure, competition from established HPC providers, attracting and retaining HPC customers, and the different operational and technological expertise required compared to Bitcoin hosting or mining. The success of these strategic shifts is not guaranteed and failure to execute them effectively could materially impact our projected revenue and profitability.

The development and construction of new data center facilities are subject to significant risks, including delays and cost overruns.

Our growth strategy heavily relies on the successful development and commissioning of new data center capacity, including the expansion of our South Carolina facility and the construction of a new 150 MW site in Texas. These projects involve significant capital expenditure and are subject to numerous risks, such as construction delays, shortages of materials and labor, unexpected budget increases, permitting and regulatory hurdles, and issues with contractors. Any material delay or substantial cost increase in these projects could adversely affect our ability to deploy mining hardware, commence HPC operations, and generate anticipated revenue, thereby impacting our financial condition and growth.

We operate in highly competitive Bitcoin mining and HPC markets.

The Bitcoin mining and HPC data center markets are characterized by intense competition. In Bitcoin mining, we compete with numerous companies for access to low-cost power, efficient mining hardware, and ultimately, Bitcoin block rewards. Many competitors may have greater financial resources, established relationships, or more advanced technology. In the HPC market, we will compete with established data center REITs, hyperscale cloud providers, and specialized HPC providers who may have significant advantages in terms of existing infrastructure, customer relationships, and brand recognition. Our ability to compete effectively will depend on our execution of growth strategies, securing low-cost power, and operational efficiency. Failure to compete successfully could lead to reduced market share, lower profitability, and an inability to achieve our growth objectives.

If One Blockchain fails to accurately estimate the factors upon which One Blockchain bases its contract pricing, One Blockchain may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on One Blockchain’s business, financial condition and results of operations.

One Blockchain’s hosting contracts are generally priced taking into account various factors including the then Bitcoin price, network hash rate, purchase cost of mining machines, estimated power consumption by One Blockchain’s clients, along with other costs of products or services, as adjusted for actual costs. One Blockchain’s ability to earn a profit on such contracts requires that One Blockchain accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting and colocation capacity within the contracted time period. One Blockchain may also not be able to accurately forecast the outcome of selling its products and services at a particular price and the inability to accurately estimate the factors upon which One Blockchain bases its contract pricing could have a material adverse effect on One Blockchain’s business, financial condition and results of operations.

The average selling prices of One Blockchain’s solutions and services may fluctuate from time to time due to technological advancement and One Blockchain may not be able to pass onto its machine suppliers such decreases, which may in turn adversely affect its profitability.

The Bitcoin-related industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which may translate to fluctuations in the average selling prices of products or services over time. Because One Blockchain competes in an environment of rapidly evolving technology advancement, market trends and developments of the hash rate sharing and hosting industry, there is no assurance that One Blockchain will be able to pass on any decrease in average selling prices of One Blockchain’s services to its suppliers in a timely manner or at all. In the event that average selling prices of One Blockchain’s services unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of its services, One Blockchain’s gross profit margins may be materially and adversely affected.

One Blockchain’s business will be dependent on acquiring adequate cryptocurrency mining equipment from its suppliers. One Blockchain may not be able to obtain new mining hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on One Blockchain’s future business, financial condition and results of operations.

One Blockchain’s business will be highly dependent upon cryptocurrency mining equipment suppliers providing an adequate supply of new generation cryptocurrency mining machines at economical prices to support its proprietary mining, hash rate sharing and hosting business lines and its customers’ mining activities. The growth in One Blockchain’s business is directly related to increased demand for hosting services and cryptocurrencies such as Bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable cryptocurrency mining, as well as the trading price of cryptocurrencies such as Bitcoin. The market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile.

Historically, an increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware and increased prices. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There is no assurance that cryptocurrency mining equipment suppliers will be able to keep pace with any surge in demand for mining equipment. One Blockchain and its customers and the potential customers of One Blockchain’s hosting service may in the future experience difficulty in obtaining new equipment or replacement components for One Blockchain’s and their existing equipment, including graphics processing units and ASIC chipsets and computer servers, which in the future may have a material impact on the demand for One Blockchain’s products and services and associated revenue. Further, One Blockchain may have little or no recourse in the event a mining machine manufacturer or distributor defaults on its mining machine delivery commitments. If One Blockchain and its customers are not able to obtain sufficient cryptocurrency mining machines at favorable prices, One Blockchain’s growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

One Blockchain relies on supplies from third-party providers, and any negative incidents caused by actions taken by them that are outside of One Blockchain’s control may adversely impact One Blockchain’s business and results of operations.

One Blockchain relies on a single third-party electricity provider (Lockhart Power Company), and has purchased Bitcoin mobile mining containers (referred to herein as “Antboxes”) from a single provider (Blue Ridge Digital Mining). To some extent, One Blockchain relies on these and other third-party suppliers and service providers to provide quality services to customers. One Blockchain’s brand and reputation may be harmed by actions taken by such third parties that are outside of One Blockchain’s control. While One Blockchain believes that alternative suppliers are readily available in the market, changing to a new supplier may require additional costs and time.

Despite the measures One Blockchain has taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent they are unable to maintain their production facilities’ efficiency, supply sufficient products in a timely manner, or provide satisfactory products and services to One Blockchain’s customers, which may be due to events that are beyond One Blockchain’s or their control, such as manufacturing defects, One Blockchain may suffer reputational damage, and One Blockchain’s business, financial condition and results of operations may be materially and adversely affected. While One Blockchain has not experienced such incidents that had a material adverse impact on its business as of the date of this proxy statement/prospectus, as such incidents are beyond One Blockchain’s control, there is no assurance that such incidents will not occur in the future regardless of the measures One Blockchain has taken, and will take, to maintain the quality products and services provided by third-party suppliers and service providers. If One Blockchain is unable to effectively address these risks, its brand image, reputation and financial performance may be materially and adversely affected.

In addition, One Blockchain may have to turn to less reputable suppliers if One Blockchain cannot source adequate equipment or other supplies from its regular suppliers. Under such circumstances, the quality of the equipment may suffer and could cause performance issues in One Blockchain’s products and services. Shortages of supplies could result in reduced production or delays in production, as well as an increase in costs, which may negatively affect One Blockchain’s abilities to fulfill orders or provide timely services to customers, as well as One Blockchain’s customer relationships and profitability. Supply shortages may also increase One Blockchain’s costs of revenue because it may be required to pay higher prices for products in short supply, without being able to pass such costs to customers. As a result, One Blockchain’s business, results of operations and reputation could be materially and adversely affected.

Any failure of One Blockchain’s solutions or services to meet the necessary quality standards could adversely affect One Blockchain’s reputation, business and results of operation.

The quality of the products and services One Blockchain is providing is critical to the success of its business and depends significantly on the effectiveness of One Blockchain’s and One Blockchain’s manufacturing service providers’ quality control systems. In its efforts to quickly meet new market trends and demand and adopt new technologies, One Blockchain’s products and services may not have adequate time to go through One Blockchain’s normal rigorous testing procedures and final inspection, which could result in instances where One Blockchain’s products and services cannot reach the required performance standard, or One Blockchain’s products and services are found to be defective or significantly unsatisfying. These instances could result in One Blockchain’s customers suffering losses. Defects detected in products and services before they are provided to One Blockchain’s customers may result in additional costs for remediation and rework. Defects detected after One Blockchain’s products and services are provided may result in One Blockchain’s incurring further costs relating to inspection, installation or remediation, which may result in damages to One Blockchain’s reputation, loss of customers, government fines and disputes and litigation.

Power outage or shortages, labor disputes and other factors may result in constraints on One Blockchain’s business activities.

Historically, One Blockchain has not experienced constraints on its business activities due to power outages or shortages, labor disputes or other factors. However, there can be no assurance that One Blockchain’s operations will not be affected by power outage or shortages, labor disputes or other factors in the future, thereby causing material disruptions and delays in One Blockchain’s delivery schedule. In such an event, One Blockchain’s business, results of operations and financial condition could be materially and adversely affected.

Our operations are dependent on the performance and reliability of our mining hardware and proprietary technologies.

Our success will depend on the efficiency, reliability, and longevity of our planned ASIC miners and the containerized data center modules we employ. Mining hardware is subject to technological obsolescence and failure. We utilize Foreman miner management software and a proprietary machine learning model for grid consumption monitoring. However, any failure, inadequacy, or cyberattack affecting our mining hardware or mining management software could disrupt operations, reduce efficiency, and increase costs, thereby harming our business and financial results.

We are subject to risks associated with our need for significant and reliable electric power, and the complexities of our power agreements, including true-up adjustments and curtailment requirements, could adversely impact our costs and profitability.

Our Bitcoin mining and planned HPC operations are energy-intensive, making the cost and reliability of electricity critical to our profitability. However, this cost is subject to several factors that could lead to increased expenses. First, our arrangement involves an annual true-up adjustment with the utility provider. A significant upward adjustment in this true-up could lead to unexpected increases in our operational costs. Second, our South Carolina facility is subject to mandatory curtailment requirements during coincident peak demand periods within Duke Energy’s territory. While we employ a proprietary machine learning model designed to predict these peaks, have historically adopted a conservative approach to curtailment, and have not been subject to penalties for failure to comply with mandatory curtailment requirements, any failure of this model or misjudgment in curtailment strategy could result in substantial financial penalties in millions of dollars. Both the annual true-up and failure to properly manage coincident peak curtailment have the potential to cause significant financial losses. Furthermore, our planned Texas facility aims to leverage wind energy, but renewable power sources can be intermittent, potentially requiring supplemental power purchases at higher costs. Any power outages, shortages, transmission constraints, significant increases in electricity prices, or adverse outcomes from true-up adjustments or curtailment events could curtail our operations, substantially increase our costs, and reduce our profitability.

One Blockchain may be vulnerable to security breaches, which could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.

A party who is able to compromise the physical security measures protecting One Blockchain’s facilities could cause interruptions or malfunctions in One Blockchain’s operations and misappropriate One Blockchain’s property or the property of its customers. Such a compromise could be particularly harmful to One Blockchain’s brand and reputation. One Blockchain may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, One Blockchain may not be able to implement new security measures in a timely manner or, if and when implemented, One Blockchain may not be certain whether these measures could be circumvented. Any breaches that may occur could expose One Blockchain to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to One Blockchain’s reputation and increases in One Blockchain’s security costs, which could have a material adverse effect on its business, financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against One Blockchain, whether true or not, could harm its reputation, cause One Blockchain to incur substantial legal fees and have a material adverse effect on One Blockchain’s business, financial condition and results of operations. Whether or not any such assertion actually develops into litigation, One Blockchain’s management may be required to devote significant time and attention to dispute resolution (through litigation, settlement or otherwise), which would detract from One Blockchain’s management’s ability to focus on its business. Any such resolution could involve the payment of damages or expenses by One Blockchain, which may be significant. In addition, any such resolution could involve One Blockchain’s agreement with terms that restrict the operation of its business. Any such resolution, including the resources exhausted in connection therewith, could have a material adverse effect on One Blockchain’s business, financial condition and results of operations.

Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm One Blockchain’s business operations or result in loss of One Blockchain’s assets.

Our business is dependent on our experienced management team and our ability to attract and retain key personnel.

Our success depends significantly on the continued services of our experienced management team, including Jerry Tang and Matthew Feast, who possess expertise in real estate, digital assets, energy, and capital markets. The loss of any key member of our management team or our inability to attract and retain other qualified personnel could hinder our ability to execute our business strategy and manage our growth effectively.

If One Blockchain is unable to maintain or enhance its brand recognition, its business, financial condition and results of operations may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of One Blockchain’s brand are important to One Blockchain’s ability to differentiate its products and services from and to compete effectively with its peers. As One Blockchain relies heavily on word-of-mouth branding, One Blockchain’s brand image could be jeopardized if it fails to maintain high product and service quality, pioneer and keep pace with evolving technology trends, or timely fulfil the orders for its products and services. If One Blockchain fails to promote its brand or to maintain or enhance the brand recognition and awareness among One Blockchain’s customers, or if One Blockchain is subject to events or negative allegations affecting its brand image or publicly perceived position of its brand, One Blockchain’s business, operating results and financial condition could be adversely affected.

One Blockchain may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against One Blockchain, requiring material future cash payments or charges, and accordingly impair One Blockchain’s financial condition and results of operations.

The nature and complexity of One Blockchain’s business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. One Blockchain believes that since cryptocurrency mining, and the digital asset industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following recent cryptocurrency market participant bankruptcies (see “—Risks Related to Regulatory Compliance and Other Legal Matters – We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.”). Any claims, regulatory proceedings or litigation that could arise in the course of One Blockchain’s business could have a material adverse effect on One Blockchain, its business or operations, or the industry as a whole.

One Blockchain may engage in acquisitions or strategic alliances in the future that could disrupt One Blockchain’s business, result in increased expenses, reduce One Blockchain’s financial resources and cause dilution to stockholders. One Blockchain cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although One Blockchain has not engaged in acquisitions or strategic alliances in the past, it may look for potential acquisitions or strategic alliances in the future to expand its business. However, One Blockchain may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into One Blockchain’s operations. If One Blockchain does complete acquisitions, they may be viewed negatively by customers or investors and they may not enable One Blockchain to strengthen its competitive position or achieve its goals. In addition, any acquisitions that One Blockchain makes could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt One Blockchain’s ongoing operations, divert management from day-to-day responsibilities and increase One Blockchain’s expenses. Future acquisitions may reduce One Blockchain’s cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. One Blockchain cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on One Blockchain’s operating results.

Any global systemic economic and financial crisis could negatively affect One Blockchain’s business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on One Blockchain’s business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, and concerns over the aftermath of the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs. There were and could be in the future a number of domino effects from such turmoil on One Blockchain’s business, including significant decreases in orders from its customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of One Blockchain’s products and services and/or customer insolvencies, and counterparty failures negatively impacting One Blockchain’s operations. Any systemic economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect One Blockchain’s results of operations.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our hosting facilities.

The lack of consistent climate legislation creates uncertainty for our industry, and Bitcoin mining’s high energy usage makes it a potential target for future regulations. New laws could impose higher energy costs, require additional capital investments, mandate environmental monitoring, or impose other compliance burdens. For example, as of November 2024, Bitcoin miners in Texas are required to disclose extensive information about their energy usage to the U.S. Energy Information Administration, which could lead to negative public perception and further regulatory scrutiny. Any further enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States could have a material adverse effect on our business, financial condition or results of operations.

If One Blockchain experiences difficulty in collecting its trade receivables, its liquidity, financial condition and results of operations would be negatively impacted.

One Blockchain derives its revenue from the sale of products and services and is subject to counterparty risks such as its customer’s inability to pay. As of December 31, 2024 and 2023, One Blockchain’s trade receivables amounted to $359,361 and $1,770,727 respectively. There can be no assurance that One Blockchain will be able to collect its trade receivables on a timely basis, and its trade receivable turnover days may increase, which in turn could materially and adversely affect One Blockchain’s liquidity, financial condition and results of operations.

One Blockchain’s operations and those of its production partners and customers are vulnerable to natural disasters and other events beyond One Blockchain’s control, the occurrence of which may have an adverse effect on the supply chain of One Blockchain’s suppliers and on One Blockchain’s facilities, personnel and results of operations.

One Blockchain’s business could be adversely affected by natural disasters or outbreaks of epidemics. One Blockchain has not adopted any written contingency plans to combat any future natural disasters, such as floods and mudslides, or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in countries where One Blockchain’s computing power facilities are located or any other countries or regions in which One Blockchain conducts business could severely disrupt its business operations by damaging One Blockchain’s network infrastructure or information technology system or impacting the productivity of One Blockchain’s workforce, which may adversely affect its financial condition and results of operations.

Risks Related to the Cryptocurrency Industry

The cryptocurrency industry in which One Blockchain operates is characterized by constant changes. If One Blockchain fails to continuously innovate and to provide solutions or services that meet the expectations of its customers, it may not be able to attract new customers or retain existing customers, and hence its business and results of operations may be adversely affected.

The cryptocurrency industry in which One Blockchain operates is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, One Blockchain’s success will depend, in part, on its ability to respond to these changes in a cost-effective and timely manner. Advances in Bitcoin mining-related technology have led to increased demand for higher speed and power efficiency for solving computational problems of increasing complexity. One Blockchain needs to invest significant resources in research and development in order to keep its services competitive in the market. Also, if One Blockchain is unable to generate enough revenue or raise sufficient capital to make adequate research and development investments going forward, One Blockchain’s service improvement and relevant research and development initiatives may be restricted or delayed, or One Blockchain may not be able to keep pace with the latest market trends and satisfy its customers’ needs, which could materially and adversely affect its results of operations.

Furthermore, research and development activities are inherently uncertain, and One Blockchain might encounter practical difficulties in commercializing its research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, One Blockchain may not be able to timely upgrade its technologies in an efficient and cost-effective manner, or at all. In addition, new developments relating to computing power (e.g., quantum computer), computing energy consumption, blockchain and cryptocurrency could render One Blockchain’s services obsolete or unattractive. If One Blockchain is unable to keep up with the technological developments and anticipate market trends, or if new technologies render its technologies or solutions obsolete, customers may no longer be attracted to its services. As a result, One Blockchain’s business, results of operations and financial condition would be materially and adversely affected.

Due to the unregulated nature and lack of transparency surrounding the operations of digital asset platforms, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Bitcoin market, the value of Bitcoin and, consequently, the value of the BlockchAIn common shares may be adversely affected, causing losses to Shareholders.

Digital asset platforms are relatively new and, in some cases, unregulated. Many operate outside the United States. Furthermore, while many prominent digital asset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many digital asset platforms do not provide this information. Digital asset platforms may not be subject to, or may not comply with, regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in digital asset platforms, including prominent platforms that handle a significant volume of Bitcoin trading.

Many digital asset platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions, and may take the position that they are not subject to laws and regulations that would apply to a national securities exchange or designated contract market in the United States, or may, as a practical matter, be beyond the ambit of U.S. regulators. As a result, trading activity on or reported by these digital asset platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. For example, in 2019 there were reports claiming that 80.95% of Bitcoin trading volume on digital asset platforms was false or noneconomic in nature, with specific focus on unregulated platforms located outside of the United States. Such reports alleged that certain overseas platforms have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices, such as fake or artificial trading volume or trading volume based on non-economic “wash trading” (where offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes), and attributed such manipulative or fraudulent behavior to motives like the incentive to attract listing fees from token issuers who seek the most liquid and high-volume platforms on which to list their coins.

Certain academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain Bitcoin platforms. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of Bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling Bitcoin and Bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets. Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset platform market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of Bitcoin and/or negatively affect the market perception of Bitcoin.

The Bitcoin market globally and in the United States is not subject to comparable regulatory guardrails as exist in regulated securities markets. Furthermore, many Bitcoin trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of Bitcoin on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities such as market manipulation, front-running of trades, and wash-trading may not be available to or employed by digital asset platforms, or may not exist at all. The SEC has identified possible sources of fraud and manipulation in the Bitcoin market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in Bitcoin manipulating Bitcoin pricing; (3) hacking of the Bitcoin network and trading platforms; (4) malicious control of the Bitcoin network; (5) trading based on material, non-public information or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether; and (7) fraud and manipulation at Bitcoin trading platforms. The effect of potential market manipulation, front-running, wash-trading, and other fraudulent or manipulative trading practices may inflate the volumes actually present in crypto markets and/or cause distortions in price, which could adversely affect One Blockchain.

In addition, over the past several years, some digital asset platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset platforms were not compensated or made whole for the partial or complete losses of their account balances in such digital asset platforms. While, generally speaking, smaller digital asset platforms are less likely to have the infrastructure and capitalization that make larger digital asset platforms more stable, larger digital asset platforms are more likely to be appealing targets for hackers and malware and their shortcomings or ultimate failures are more likely to have contagion effects on the digital asset ecosystem, and therefore may be more likely to be targets of regulatory enforcement action. For example, the collapse of Mt. Gox, which filed for bankruptcy protection in Japan in late February 2014, demonstrated that even the largest digital asset platforms could be subject to abrupt failure with consequences for both users of digital asset platforms and the digital asset industry as a whole. In particular, in the two weeks that followed the February 7, 2014 halt of Bitcoin withdrawals from Mt. Gox, the value of one Bitcoin fell on other platforms from around $795 on February 6, 2014 to $578 on February 20, 2014. Additionally, in January 2015, Bitstamp announced that approximately 19,000 Bitcoins had been stolen from its operational or “hot” wallets. Further, in August 2016, it was reported that almost 120,000 Bitcoins worth around $78 million were stolen from Bitfinex, a large digital asset platform. The value of Bitcoin and other digital assets immediately decreased over 10% following reports of the theft at Bitfinex. Regulatory enforcement actions have followed, such as in July 2017, when FinCEN assessed a $110 million fine against BTC-E, a now defunct digital asset platform, for facilitating crimes such as drug sales and ransomware attacks. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset platform Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their platform accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In addition, in January 2018, the Japanese digital asset platform, Coincheck, was hacked, resulting in losses of approximately $535 million, and in February 2018, the Italian digital asset platform, Bitgrail, was hacked, resulting in approximately $170 million in losses. In May 2019, one of the world’s largest digital asset platforms, Binance, was hacked, resulting in losses of approximately $40 million. In November 2022, FTX, one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior.

Negative perception, a lack of stability and standardized regulation in the digital asset markets and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, security breaches or government mandated regulation, and associated losses by customers, may reduce confidence in the Bitcoin network and result in greater volatility or decreases in the prices of Bitcoin. The potential consequences of a digital asset platform’s failure could adversely affect the value of BlockchAIn common shares.

The price of Bitcoin is highly volatile, and decreases in Bitcoin’s price could adversely affect our business, financial condition, and results of operations.

Our revenue and profitability, particularly from our planned self-mining operations, will be significantly impacted by the market price of Bitcoin. Bitcoin prices have historically been extremely volatile and are affected by various factors, including market sentiment, adoption rates, regulatory developments, macroeconomic conditions, and events affecting the broader cryptocurrency market. For example, from November 10, 2021 to November 21, 2022, the price of Bitcoin declined by approximately 77% (from roughly $69,000 to about $15,460). Conversely, between January 1, 2024 and March 14, 2024, Bitcoin rose approximately 68% (from $43,836 to $73,738) before experiencing a single-day decline of more than 10% in March 2024. Bitcoin has traded below approximately $55,000 per Bitcoin and above $118,000 per Bitcoin over the 12 months preceding the date of this proxy statement/prospectus.

The appreciation potential of Bitcoin is high in general, which is due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for Bitcoin mining is reduced in half every four years. See “—The Bitcoin network is subject to ‘halving’ events that reduce mining rewards, which could negatively impact our revenue and profitability if not offset by other factors.” for more details. The growing recognition of Bitcoin also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. Further, more countries are establishing clear and robust regulations to create a stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation.

Despite the general appreciation potential of Bitcoin, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media, some of which are beyond our control. For example, decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of Bitcoin is subject to growing discussion and suspicion. Some claim that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that own vast amounts of Bitcoins, can affect the market price of Bitcoin. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect the Bitcoin price. This in turn could adversely affect the market demand for our services and business.

A sustained decline in the price of Bitcoin could reduce the profitability of our planned mining operations, potentially making them uneconomical, and decrease the value of any Bitcoin we may hold. There is no assurance that the Bitcoin price will remain high enough to sustain the demand for our hash rate sharing and hosting services or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of BlockchAIn common shares after the consummation of the Business Combination, even before its effect, if any, is reflected in One Blockchain’s financial performance. If the Bitcoin price drops, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for Bitcoin-related services, and in value appreciation from our proprietary mining activities. As a result, we may need to reduce the price of our cloud hash rate and hosting services.

The development of blockchain technology and cryptocurrency is in its early stage and any adverse development in the cryptocurrency or blockchain market could adversely affect One Blockchain’s business and results of operations.

Blockchain is a voluntary open network that can be used by anyone with devices connected to the internet. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Because of such advantages, blockchain can be applied to various industries and activities, such as cryptocurrency, payment, financial services, Internet-of-Things (IoT), cloud computing and cybersecurity, among others. However, there can be no assurance of industry or mass adoption of blockchain technology generally or third-party blockchain hosting services. There may not be strong market demand for One Blockchain’s mining services as a key and important process during the application process of blockchain technology, and One Blockchain’s prospects, business and results of operations can be materially and adversely affected.

Accordingly, adverse developments in the blockchain industry could lead to a decrease in the demand for hash rate products and hosting resources, which could have a material adverse effect on One Blockchain’s business, financial condition and results of operations. One Blockchain faces risks including those related to:

●	a decline in the adoption and use of Bitcoin and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;

●	increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;

●	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

●	any transition by One Blockchain’s customers of blockchain hosting from third-party providers like One Blockchain to customer-owned and operated facilities;

●	the rapid development of new technologies or the adoption of new industry standards that render One Blockchain or its customers’ current products and services obsolete or unmarketable and, in the case of One Blockchain’s customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;

●	a slowdown in the growth of the internet generally as a medium for commerce and communication;

●	availability of an adequate supply of new generation cryptocurrency mining equipment to enable One Blockchain to mine cryptocurrencies at scale and for customers who want to purchase hash rate from One Blockchain or host with One Blockchain to be able to do so; and

●	the degree of difficulty in mining cryptocurrencies and the trading price of such assets.

Additionally, Bitcoin, a mainstream cryptocurrency based upon blockchain technology, was first introduced in 2008 and is generally regarded as the first application of the blockchain technology. The Bitcoin network and its surrounding ecosystem is still in a relatively early development stage. Cryptocurrencies have only recently become selectively accepted as a means of payment for goods and services by many industries, and use of cryptocurrency by consumers to pay in such industries remains limited. In addition, there may be some jurisdictions that restrict the use of Bitcoins and other cryptocurrencies as a medium of exchange and the conversion between cryptocurrencies and fiat currencies. There is no assurance that usage of cryptocurrencies, in particular Bitcoins, will continue to grow. As One Blockchain’s business focuses on proprietary cryptocurrency mining and serving cryptocurrency miners, and relies heavily on the cryptocurrency market, any lack of usage of or fade in the public interest for cryptocurrency may adversely affect One Blockchain’s business, future prospects, results of operations and financial condition.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, in particular Bitcoins, which could negatively affect our business, results of operations and financial position.

Changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, may expose us to financial and business risks. In particular, changes in policies and laws regarding holding, using and/or mining of Bitcoins could result in an adverse effect on our business operations and results of operations.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of Bitcoins. We are subject to anti-money laundering laws in many jurisdictions in which we operate. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, and there have been public backlashes surrounding the environmental impacts of Bitcoin mining, particularly the large consumption of electricity. Therefore, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products or services, may also affect our business operations and the demand for our current and future mining related products or services.

The Bitcoin network is subject to “halving” events that reduce mining rewards, which could negatively impact our revenue and profitability if not offset by other factors.

The Bitcoin protocol is designed to reduce the block reward paid to miners by half at predetermined intervals, known as “halvings”. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was further reduced to 6.25 Bitcoin. The most recent halving occurred in April 2024, reducing the block reward from 6.25 Bitcoins to 3.125 Bitcoins. At the protocol’s target of one block approximately every 10 minutes (approximately 144 blocks per day), this equates to approximately 450 Bitcoins in daily new issuance before accounting for transaction fees. Future halvings will further reduce the number of new Bitcoins awarded for each mined block. Unless a halving is accompanied by a proportionate increase in the price of Bitcoin, an increase in transaction fees, or a significant decrease in our operational costs (including energy and hardware), our revenue and profitability from Bitcoin mining will be negatively impacted.

Increases in the Bitcoin network’s global hash rate and mining difficulty could adversely affect our Bitcoin mining operations.

The global Bitcoin network hash rate has generally increased over time as more miners and more powerful mining hardware have been added to the network. As the network hash rate increases, the difficulty of mining Bitcoin also typically increases to maintain a consistent block creation time. If we are unable to increase our own hash rate by acquiring and deploying new and more efficient miners at a pace that keeps up with or exceeds the growth in network difficulty, our share of mining rewards will decline, thereby reducing our revenue and profitability from mining operations.

The Bitcoin mining hardware market is competitive, and we may face challenges in sourcing efficient and cost-effective miners.

Our ability to successfully execute our self-mining strategy depends on our ability to acquire a sufficient supply of the latest generation, high-efficiency ASIC miners at competitive prices. The market for these miners is characterized by a limited number of manufacturers, and demand can often outpace supply, leading to higher prices, longer delivery times, and potentially unfavorable purchase terms. Supply chain disruptions, geopolitical factors, and manufacturer production decisions can further impact availability and cost. Difficulties in obtaining new miners could delay our expansion plans and negatively affect our competitive position and financial results.

Technological obsolescence of mining equipment could negatively impact our business.

The Bitcoin mining industry experiences rapid technological advancements, with newer generations of ASIC miners often offering significantly improved efficiency (hash rate per unit of power consumed). The miners we own or acquire may quickly become outdated or less competitive compared to newer models, requiring us to incur significant capital expenditures to upgrade our fleet to maintain profitability. Failure to keep pace with technological advancements could render our mining operations less efficient and less profitable over time.

Regulatory changes or actions may restrict the use of cryptocurrencies, including Bitcoin, or mining activities in a manner that adversely affects our business.

The legal and regulatory framework governing cryptocurrencies and cryptocurrency mining is still developing and subject to significant uncertainty globally and within the United States. Future legislative or regulatory changes, interpretations, or actions could impose new restrictions or prohibitions on Bitcoin mining, ownership, or transfer. This could include environmental regulations related to energy consumption, taxation policies, or classifications of Bitcoin that could increase compliance costs or limit our operational flexibility. Such regulatory developments could have a material adverse effect on the viability of our business model, our financial condition, and the value of Bitcoin.

The loss or destruction of private keys required to access our anticipated Bitcoin holdings could be irreversible.

We plan to hold Bitcoin as part of our anticipated self-mining operations. Access to our Bitcoin holdings requires private cryptographic keys. If these private keys are lost, stolen, destroyed, or otherwise compromised, and we are unable to recover them, we would lose access to the associated Bitcoin permanently. While we will implement security measures, including potentially using third-party custodians, these measures may not be foolproof. The loss of a significant amount of Bitcoin could materially harm our financial position.

If we use a third-party custodian to hold Bitcoin in the future, our assets could be at risk in the event of the custodian’s bankruptcy or insolvency.

We do not currently hold any Bitcoins, but if we commence our planned self-mining operations, we may choose to use a third-party custodian to hold some or all of the Bitcoins we mine. If such a custodian becomes bankrupt, insolvent, enters receivership, or otherwise fails to meet its obligations, the Bitcoins we hold with that custodian could be at risk. In particular, there is a possibility that our assets could be considered part of the custodian’s bankruptcy estate and that we could be treated as a general unsecured creditor, which could result in the loss of all or a portion of those assets or a significant delay in our ability to access them. The contractual protections and legal rights of customers with respect to Bitcoin or other digital assets held by third-party custodians are largely untested in bankruptcy or insolvency proceedings. Any such loss, delay, or limitation on access could materially and adversely affect our liquidity, operations, and financial condition.

Competition from the emergence or growth of other digital assets could have a negative impact on the price of Bitcoin.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other digital assets. As of December 31, 2024, Bitcoin was the largest digital asset by market capitalization and had the largest combined mining power. Despite this first to market advantage, as of December 31, 2024, there were over 10,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $1.65 trillion (including the approximately $833 billion market capitalization of Bitcoin), as calculated using market prices and total available supply of each digital asset. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contract platforms rather than open platforms like the Bitcoin network. Competition from the emergence or growth of alternative digital assets and smart contracts platforms, such as Ethereum, Solana, Avalanche, Polkadot, or Cardano, could have a negative impact on the demand for, and price of, Bitcoin.

In addition, some digital asset networks, including the Bitcoin network, may be the target of ill will from users of other digital asset networks. For example, Litecoin is the result of a hard fork of Bitcoin. Some users of the Bitcoin network may harbor ill will toward the Litecoin network, and vice versa. These users may attempt to negatively impact the use or adoption of the Bitcoin network.

Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and Bitcoin transactions, to gain access to thousands of accounts and digital wallets where Bitcoins are stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of Bitcoin and therefore affecting its demand and price.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, a reduction in cryptocurrency prices could occur. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Further, digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us, discourage overall participation in the cryptocurrency industry, and result in loss of customer demand for our products and services.

Malicious actors or botnets may obtain control of more than 50% of the processing power on the Bitcoin or other cryptocurrency network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin or other cryptocurrency network, it may be able to alter the blockchain on which the Bitcoin or other cryptocurrency network and most Bitcoin or other cryptocurrency transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new cryptocurrencies or transactions using such control. The malicious actor could “double-spend” its own cryptocurrencies (i.e., spend the same cryptocurrencies in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the cryptocurrency network, or the cryptocurrency community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the cryptocurrency ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other cryptocurrency mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the cryptocurrency network will increase, which may adversely affect an investment in us.

The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.

Bitcoin is based on open-source software and has no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrading and implementing the changes; otherwise, the changes do not become part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, a fork in the blockchain could develop and two separate Bitcoin networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of a cryptocurrency known as “Bitcoin cash” in mid-2017. This kind of split in the Bitcoin network could erode user confidence in the stability of the Bitcoin network, which could negatively affect the demand for our services.

Cryptocurrency transactions are irrevocable and, if stolen or incorrectly transferred, cryptocurrencies may be irretrievable. Since we plan to transition to owning and mining cryptocurrency, any incorrectly executed cryptocurrency transactions could have a material adverse effect on our business, financial condition and results of operations.

Typically, cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a cryptocurrency or a theft of a cryptocurrency generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of any cryptocurrencies we may hold will regularly be made to or from vendors, consultants, service providers, and others, it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrencies could be transferred in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received our cryptocurrencies through error or theft, we will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

The impact of geopolitical, economic or other events on the supply of and demand for cryptocurrencies is uncertain, but could motivate large-scale sales of cryptocurrencies, which could result in a reduction in the price of such cryptocurrencies and could have a material adverse effect on our business, financial condition and results of operations.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how this supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies likely would result in a reduction in the price of the subject cryptocurrency and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the price of cryptocurrencies may be affected by the buying and selling of a significant amount of cryptocurrencies by a holder, or a group of holders. Any unforeseen actions by holders of a significant amount of cryptocurrencies, could have a material adverse effect on our business, financial condition and results of operations. For instance, the recent introduction of a spot Bitcoin ETF and a number of ETH ETFs may attract speculative traders who seek short-term gains based on price movements. This increased speculative activity could lead to short-term price volatility.

Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of cryptocurrency settlement may significantly alter the competitive dynamics in the market.

Many cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies, and particularly Bitcoin, is essential to the widespread acceptance of cryptocurrencies as a means of payment, which is necessary to the growth and development of our business.

Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. In this respect, Bitcoin may be particularly affected as it relies on the PoW validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block.

There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all cryptocurrencies. There is also a risk that any mechanisms of increasing the scale of cryptocurrency settlements may significantly alter the competitive dynamics in the cryptocurrency market, and may adversely affect the value of Bitcoin and the price of BlockchAIn common shares, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that cryptocurrency network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all cryptocurrency networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

If there are significant changes to the method of validating blockchain transactions, such changes could harm our anticipated self-mining business and reduce demand for our products and services.

New cryptocurrency transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a PoW consensus algorithm, whereby miners are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a PoS algorithm, PoC algorithm, or any other algorithm based on a protocol other than PoW, which may decrease the reliance on computing power as an advantage to validating blocks. Our mining hosting operations, our anticipated self-mining operations, and, to our knowledge, the operations of our current and potential hash rate sharing and hosting customers, are or will be designed to primarily support a PoW consensus algorithm. Should the algorithm shift from a PoW validation method to others, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to protocols other than PoW were to occur. If we cannot adapt to the new mining protocols quickly enough to keep pace with the market change, any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

Miners may sell a substantial number of cryptocurrencies into the market, which may exert downward pressure on the price of the applicable cryptocurrency and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Transaction processing requires the investment of significant capital for the acquisition of hardware, leasing or purchasing space, involves substantial electricity costs and requires the employment of personnel to operate the data facilities, which may lead transaction processing operators to liquidate their positions in cryptocurrencies to fund these capital requirements. In addition, if the reward of new cryptocurrencies for transaction processing declines, and/or if transaction fees are not sufficiently high, profit margins for transaction processing operators may be reduced, and such operators may be more likely to sell a higher percentage of their cryptocurrencies. While individual operators in past years may have been more likely to hold cryptocurrencies for more extended periods, the immediate selling of newly transacted cryptocurrencies by operators may increase the supply of such cryptocurrencies on the applicable exchange market, which could create downward pressure on the price of the cryptocurrencies and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there has been limited precedent for the financial accounting of cryptocurrencies and related valuation and revenue recognition. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Risks Related to Our Financial Condition

We have a limited operating history as a company transitioning to self-mining and HPC, which makes it difficult to evaluate our future prospects and financial performance and assess the seasonality and volatility in our business.

One Blockchain’s limited operating history may make it difficult for One Blockchain to forecast its business and assess the seasonality and volatility in its business.

While our South Carolina facility has a history of generating revenue from hosting services, our planned transition to significant self-mining operations and our entry into the HPC market represent new strategic directions. As such, our past performance may not be indicative of our future results in these new business segments. Evaluating our business and prospects is challenging due to our evolving business model and the rapidly changing industries in which we operate. One Blockchain’s revenues may decline for any number of possible reasons, including decreasing market price of cryptocurrencies, increasing competition, declining growth of the cryptocurrency industry, unforeseeable technology innovation, emergence of alternative mainstream cryptocurrencies, or changes in government policies, regulations or general economic conditions. It is also difficult to forecast seasonality and volatility in One Blockchain’s business, and as a result accurately allocating resources including hash rate, mining farm capacity, or human capital to different business lines to achieve the best results in the medium or long term. If One Blockchain’s growth rates decline, investors’ perceptions of One Blockchain’s business and business prospects may be adversely affected and the market price of BlockchAIn common shares could decline. In addition, given the volatile nature of cryptocurrencies and that One Blockchain’s business and financial condition correlate with the market price of cryptocurrencies, it is difficult to evaluate One Blockchain’s business and future prospects based on its limited operating history or historical performance.

We will require significant capital to fund our growth strategy, and failure to obtain necessary financing on favorable terms, or at all, could adversely affect our growth and operations.

Our planned expansion of our South Carolina facility, the development of our planned Texas facility, the transition to self-mining, and the buildout of HPC capacity will require substantial capital investment. While we intend for BlockchAIn’s public listing to improve access to capital markets, there is no guarantee that we will be able to secure sufficient equity or debt financing on terms acceptable to us. Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. While we face less working capital constraints as we expand our hosting business, which generates quicker cash payback, the proprietary mining business is nevertheless capital intensive. We may need additional capital if Bitcoin price increases as it will likely push up prices for supplies required for our proprietary mining business. However, in light of conditions impacting the industry, it may be more difficult for us to obtain equity or debt financing currently and/or in the future. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our stockholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of BlockchAIn common shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Insufficient funding could force us to delay, scale back, or abandon our growth plans, which would adversely affect our business and competitive position.

Our future financial performance is subject to assumptions and projections that may not materialize.

Our financial outlook and projections are based on various assumptions regarding Bitcoin prices, mining difficulty, energy costs, our ability to secure necessary agreements, the successful deployment of new capacity, and market demand for our services. These assumptions are inherently uncertain and subject to numerous business, economic, regulatory, and competitive risks and uncertainties that could cause actual results to differ materially from our expectations.

Risks Related to Regulatory Compliance and Other Legal Matters

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

As crypto assets have grown in popularity and in market size, the U.S. regulatory regime – namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN, and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”. On March 8, 2022, President Joseph R. Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. On June 28, 2024, the U.S. Department of Treasury and IRS issued a final rule requiring digital asset brokers to report the sales and exchanges of digital assets. On January 23, 2025, President Donald J. Trump issued an executive order, indicating that it is the policy of the Trump Administration to “support the responsible growth and use of digital assets, blockchain technology, and related technologies across all sectors of the economy”. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, the bankruptcy filings of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022, contributed, at least in part, to heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Although we are not directly connected to the cryptocurrency market events in 2022, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and/or may adversely affect our business, reputation, financial condition and results of operations.

Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The OFAC requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may, inadvertently and without our knowledge, engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to our cryptocurrency mining-related products and services. In addition, in the future, OFAC or another regulator may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Further, if certain of our customers or stockholders become the subject or target of applicable sanctions laws, we may be unable to engage in any further transactions or dealings with such persons, including making any distributions of dividends or other payments, and may be required to satisfy certain blocking or reporting obligations under the relevant sanctions laws. Failure to take all such action as necessary or appropriate under applicable sanctions laws could subject us to significant fines or other penalties and have a material adverse effect on our business, financial condition, and results of operations.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Media reports have suggested that persons have embedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers or employees. Our vendors and customers are also subject to risks relating to litigation and disputes, which could adversely affect our business or reputation

We may from time to time be involved in disputes with various parties arising out of our operations, including mining rigs or electricity suppliers, business partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable rulings that may result in liabilities and cause delays or disruptions to our services. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, our vendors and customers, some of which are market players in the crypto industry, are also subject to risks relating to litigation and disputes. Such litigation and disputes are beyond our control and may adversely affect our business and reputation.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations. Moreover, as our business expands and grows, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

Risks associated with our business and operations include, but are not limited to, business interruption due to regulatory changes, power shortages or network failure, product liability claims and losses of key personnel, any of which may result in significant costs or business disruption. In line with general market practice, we do not have any business liability or disruption insurance to cover our operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, the property and transit insurance policies we have obtained may not cover all risks associated with our business. It may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our cryptocurrency portfolio. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

Any cryptocurrencies that we may hold may not be insured. Therefore, a loss may be suffered with respect to such cryptocurrencies which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining rigs and have a negative environmental impact.

Bitcoin mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction, which may in turn decrease the sales of our Bitcoin mining rigs in that jurisdiction.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we sell our cryptocurrency mining-related products and services could have a material and adverse effect on our business, financial condition and results of operations.

Our business operation may have an intrinsic need for governmental interactions, and are therefore subject to higher corruption risks.

We require significant power resources and related infrastructures to support cryptocurrency mining, and our business operates under a fast-changing regulatory landscape, both in terms of cryptocurrency and environmental regulations. We must frequently interact with government authorities by, for example, accessing natural resources and engaging in lobbying activities with respect to any relevant regulatory changes. Frequent governmental interactions may expose us to a greater risk of corruption and bribery claims and resulting liability.

We may require certain approvals, licenses, permits and certifications to operate. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in each jurisdiction in which we may operate, we may be required to maintain certain approvals, licenses, permits and certifications. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

There is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.

We are subject to regulation by the multiple government authorities in regions where we have presence, and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. Moreover, the relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our vendors, and our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future. Any misunderstanding or misinterpretation of applicable laws or regulations could subject us to, among others, non-compliance investigation by the government authorities. There is no guarantee that we will not face administrative fines or penalties concerning our operations, which could have a material adverse impact on our results of operation.

There is no one unifying principle governing the regulatory status of cryptocurrencies or whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., cryptocurrencies, such as Bitcoins, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other cryptocurrencies are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a cryptocurrency as currency or an asset, and the IRS considers a cryptocurrency as property and not currency. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, while the SEC approved 11 spot Bitcoin ETF applications in January 2024, no clear principles have emerged from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a cryptocurrency working group to evaluate the current legal and regulatory framework around cryptocurrencies in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., on derivatives of a cryptocurrency when it is a commodity).

If regulatory changes or interpretations require the regulation of Bitcoin or other cryptocurrencies under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act, the Investment Company Act, and the U.S. Bank Secrecy Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, the U.S. Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

A determination that any cryptocurrency is a “security” may adversely affect the value of such cryptocurrency and could therefore adversely affect our business, prospects or operations.

Depending on its characteristics, a cryptocurrency may be considered a “security” under U.S. federal securities laws. The test for determining whether a particular cryptocurrency is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a cryptocurrency is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Cryptocurrencies as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular cryptocurrency is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the “Howey” and “Reves” tests, respectively. For many cryptocurrencies, whether or not the “Howey” or “Reves” tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the “Howey” and “Reves” tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” Accordingly, cryptocurrencies may be considered securities, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be securities under the federal securities laws. We do not intend to hold or generate mining yield from cryptocurrencies in violation of the federal securities laws. Accordingly, if cryptocurrencies involved in our business that are determined by us or the SEC or other regulatory authorities to be securities under the federal securities laws, it could result in interruption of our business operations.

Furthermore, the SEC may determine that certain cryptocurrencies or interests, for example digital tokens offered and sold in ICOs, may constitute securities under the Howey test. As such, ICOs would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed.

Although we do not intend to be engaged in the offer or sale of securities in the form of ICOs, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate cryptocurrencies, the SEC, the CFTC, the NYSE American, the IRS or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities,” or ownership of “investment securities,” and we may be subject to regulation or registration requirements under various federal laws and related rules. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as subjecting us to regulation, or requiring registration, under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

One Blockchain intends to adopt risk-based policies and procedures to analyze whether the digital assets that it intends to mine, hold and sell for its own account could be deemed to be a “security” under applicable laws. One Blockchain’s policies and procedures do not constitute a legal standard, but rather represent its management’s assessment, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of its conclusions, One Blockchain could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by it is a “security” under applicable laws. If the digital assets mined and held by One Blockchain are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. In addition, miners on blockchain networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require One Blockchain or its customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, One Blockchain could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

Regulatory changes or actions may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

There has been a significant amount of regulatory attention directed toward cryptocurrencies, cryptocurrency networks and other industry participants by U.S. federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation.

Although we believe that our customers’ and our planned mining activities do not presently trigger FinCEN registration requirements under the Bank Secrecy Act, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in significant initial and ongoing compliance costs, possibly affecting an investment in BlockchAIn common shares, operating results or financial condition in a material and adverse manner. While we have adopted anti-money laundering programs and recordkeeping regimes, we may need to take additional steps to comply with the relevant requirements. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, local state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State’s Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in cryptocurrencies. In March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and-desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniform Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn). Further, the North Carolina Secretary of State’s Securities Division issued in March 2018 a Temporary Cease and Desist Order against Power Mining Pool (made permanent pursuant to a Final Order on April 19, 2018), ordering it to cease and desist, among other things, offering “mining pool shares,” which were deemed “securities” under N.C. Gen. Stat. 78A-2(11), in North Carolina until they are registered with the North Carolina Secretary of State or are offered for sale pursuant to an exemption from registration under the North Carolina Securities Act, N.C. Gen. Stat. Chapter 78A.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users and hosting service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of cryptocurrency use. A number of countries, including India, South Korea and Russia, among others, currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of cryptocurrency mining companies, including BlockchAIn common shares. Such a restriction could result in us liquidating our cryptocurrency inventory at unfavorable prices and may adversely affect BlockchAIn shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our current or potential hosting customers is impossible to predict, but such change could be substantial and may require us or our current or potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking regarding cryptocurrencies may result in expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and the SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated. For example, cryptocurrencies derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, cryptocurrencies fall within the definition of a commodity under the U.S. Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

Prior to the current U.S. administration, the SEC issued guidance and made numerous statements regarding the application of securities laws to cryptocurrencies. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for cryptocurrencies, were issued for the purpose of raising funds. The Report concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding cryptocurrencies in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of cryptocurrencies that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well-established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance from the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. On July 8, 2019, the SEC’s Division of Trading and Markets (“Trading and Markets”) and Office of General Counsel of the Financial Industry Regulatory Authority, Inc. (“FINRA”) issued a joint statement that effectively curtailed broker-dealers from custodying digital asset securities (the “July 2019 Joint Statement”). In an August 2021 interview, SEC Chairman Gensler signaled the SEC was contemplating a robust regulatory regime for cryptocurrencies and reiterated the SEC’s position that many cryptocurrencies are unregulated securities. However, both former SEC Chairmen Jay Clayton and Gary Gensler also publicly stated that Bitcoin is not considered a security under U.S. securities laws.

During the first Trump Administration, the SEC was active in asserting its jurisdiction over ICOs and cryptocurrencies and in bringing enforcement cases. The SEC directed enforcement activity toward cryptocurrencies, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. REcoin Group Foundation, LLC, et al., Civil Action No. 17-cv- 05725 (E.D.N.Y, filed Sept. 29, 2017)). Subsequently, the SEC filed several orders instituting cease-and-desist proceedings against (i) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (ii) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in cryptocurrencies as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (iii) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and Eli L. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)) and (iv) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34-84553 (Nov. 8, 2018)).

On June 4, 2019, the SEC filed a complaint in the U.S. District Court for the Southern District of New York against Kik Interactive, Inc. with respect to its September 2017 offering of Kin. According to articles published by various news outlets, the SEC allegedly issued numerous subpoenas and information requests to technology companies, advisers and individuals involved in the cryptocurrency space and ICOs, as part of a broad inquiry into the cryptocurrency market.

A number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. While the SEC historically declined to approve exchange-traded products (such as ETFs) holding cryptocurrencies, it has since authorized the listing and trading of spot Bitcoin ETFs in January 2024 and spot Ethereum ETFs in May 2024. These approvals, however, are subject to ongoing compliance reviews focused on custody practices, investor protections, and technological risks associated with blockchain infrastructure.

On March 9, 2022, former President Biden signed an executive order directing a “whole-of-government” approach to digital asset innovation, and directed federal agencies to address the risks and benefits of digital assets, with a focus on the following six priorities: (1) consumer and investor protection; (2) financial stability; (3) illicit finance; (4) U.S. leadership in the global financial system and economic competitiveness; (5) financial inclusion; and (6) responsible innovation.

Since the beginning of his second term as U.S. president, President Trump has issued several executive orders that promote a policy supportive of mainstream access to digital assets in the United States. On January 23, 2025, President Trump issued an executive order that indicated that it was the policy of the Trump Administration to “support the responsible growth and use of digital assets, blockchain technology, and related technologies across all sectors of the economy” and outlined the administration’s commitment to strengthening U.S. leadership in the digital asset space and established the President's Working Group on Digital Asset Markets that is tasked with proposing a regulatory framework governing the issuance and operation of digital assets, including stablecoins, in the United States. On March 6, 2025, President Trump issued an executive order to establish a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile, positioning the United States as a leader among nations in government digital asset strategy. On May 9, 2025, the President Trump issued an executive order aimed at curbing the overuse of criminal penalties in federal regulatory laws (such as those promulgated by the SEC and FDA, amongst others). On August 7, 2025, President Trump issued an executive order ordering the Secretary of the Department of Labor to take certain actions that may lead to greater regulatory certainty and protection from liability to sponsors of 401(k) and other participant-directed defined-contribution plans that are governed by the Employee Retirement Income Security Act of 1974, as amended, that offer access to alternative investments, including funds investing in digital assets.

Prior to the beginning of the current U.S. administration, several bills were introduced in Congress that proposed to establish additional regulation and oversight of the digital asset markets. On July 18, 2025, President Trump signed the GENIUS Act, which adopts a federal regulatory framework of stablecoins, following its passage by Congress on July 17, 2025. In May 2023, the House of Representatives passed H.R. 4763, the Financial Innovation and Technology for the 21st Century Act (“FIT21”), which would amend existing securities and commodity regulatory statutes to facilitate the use of digital assets. While FIT21 received strong bipartisan support, its future is uncertain, however, a Republican-controlled Congress may result in the enactment of legislation governing cryptocurrencies, such as FIT21. Proposed digital assets market infrastructure legislation, the CLARITY Act, continues to progress. The passage of the GENIUS Act and continued progress of the CLARITY Act in Congress signals a change in the U.S. government’s approach to digital assets and increasing regulatory clarity for the industry.

Since the beginning of the current Trump Administration, the SEC has taken certain actions that may reflect a more selective enforcement and regulatory strategy with respect to cryptocurrency financings. On January 21, 2025, the SEC launched a Crypto Task Force dedicated to developing a comprehensive and clear regulatory framework for assets. On February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit, which replaces the Crypto Assets and Cyber Unit (formerly known as the Cyber Unit). In a statement, Acting SEC Chairman Mark T. Uyeda stated, “[T]his new unit will complement the work of the Crypto Task Force led by Commissioner Hester Peirce. Importantly, the new unit will also allow the SEC to deploy enforcement resources judiciously.” In May 2025, the SEC executed a settlement agreement relating to a civil enforcement action that it filed against Ripple Labs Inc. and two of its executives in December 2020, which alleged that Ripple’s digital token was a “security” and that the company had conducted an unregistered public offering, and had resulted in a permanent injunction and $125,035,150 penalty. The settlement provided for a dissolution of the injunction and reduction of the civil penalty to $50 million. However, a federal district court denied the parties’ request to dissolve the injunction and lower the penalty. In addition, on June 12, 2025 the SEC formally withdrew fourteen outstanding rule proposals issued by the prior administration including proposed rules to further define the statutory term “exchange” and proposed safeguarding rules.

In addition, the SEC staff has published a number of statements purportedly to clarify the SEC’s regulatory approach to crypto assets. On January 23, 2025, the SEC rescinded Staff Accounting Bulletin 121 (“SAB 121”) by issuing new Staff Accounting Bulletin 122 (“SAB 122”), which reflects the interpretations and practices followed by the Division of Corporation Finance (the “Division”) and the Office of the Chief Accountant. Released in March 2022, SAB 121 provided interpretative guidance for a reporting entity that operates a platform that allows its users to transact in digital assets and that engages in activities in which it has an obligation to safeguard customers’ digital assets. SAB 121 required an entity to recognize a liability and corresponding asset for its obligation to safeguard crypto assets. SAB 122 rescinds SAB 121 and provides that an entity that has an obligation to safeguard crypto-assets for others should determine whether to recognize a liability related to the risk of loss under such an obligation, and if so, the measurement of such a liability, by applying the recognition and measurement requirements for liabilities arising from contingencies in Financial Accounting Standards Board Accounting Standards Codification Subtopic 450-20, Loss Contingencies, or International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets, under U.S. generally accepted accounting principles and IFRS Accounting Standards, respectively. SAB 122 also provides certain disclosure guidance for such entities. On February 27, 2025, the Division issued a statement providing its view that so-called “meme coins” are not securities for purposes of the federal securities laws. It defined meme coins as “a type of crypto asset inspired by internet memes, characters, current events, or trends for which the promoter seeks to attract an enthusiastic online community to purchase the meme coin and engage in its trading.” On March 20, 2025, the Division issued a statement providing its view that certain PoW mining activities do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act. On April 4, 2025, the Division issued a statement providing its view that certain stablecoins do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act. On April 10, 2025, the Division issued a statement providing its views on the disclosures required for the offering and registration of crypto assets pending the creation of a comprehensive and clear regulatory framework for crypto assets by the SEC’s Crypto Task Force. On May 15, 2025, the staffs of Trading and Markets and the Office of General Counsel of FINRA withdrew the July 2019 Joint Statement, and the Trading and Markets staff issued frequently asked questions related to broker-dealer and transfer agent engagement with digital assets and blockchain covering topics such as the Customer Protection Rule, custody, the Securities Investor Act of 1970, recordkeeping, transfer agent registration, and master securityholder files. On May 29, 2025 and August 5, 2025, the Division issued statements providing its view that certain staking activities on networks that use PoS as a consensus mechanism do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act or Section 3(a)(10) of the Exchange Act.

SEC leadership has similarly issued or coissued statements and testimony generally in support of clearer crypto asset regulation that is designed, in part, to increase the U.S. public’s access to cryptocurrencies. On May 20, 2025, SEC Chairman Paul Atkins testified before the House Appropriations Subcommittee on Financial Services and General Government that “A key priority of my Chairmanship will be to develop a rational regulatory framework for crypto asset markets that establishes clear rules of the road for the issuance, custody, and trading of crypto assets while continuing to discourage bad actors from violating the law,” and “Policymaking will be done through notice and comment rulemaking not through regulation-by-enforcement.” On July 31, 2025, SEC Chairman Atkins delivered a speech in which he outlined the SEC’s “Project Crypto,” an initiative directing the SEC’s policy divisions to work with the existing Crypto Task Force to “swiftly” develop proposals to implement the Working Group recommendations. On July 30, 2025, pursuant to the executive order issued on January 23, 2025, the “President’s Working Group on Digital Asset Markets,” which includes Paul Atkins, the Chairman of the SEC, released a report that was intended to provide a framework for regulatory oversight and allow more people to access digital asset markets. On August 1, 2025, the SEC announced that its Crypto Task Force will host a series of roundtables across the country to provide opportunities for additional stakeholders to meet with Commissioner Hester Peirce, who leads the Crypto Task Force.

While the current Trump Administration has expressed support for digital assets and a clear regulatory regime for digital assets, U.S. federal securities laws and regulations with respect to digital assets may not necessarily be adopted in a manner that protects our business practices from enforcement actions under U.S. securities laws. We cannot assure that the SEC will not aggressively enforce the securities laws with respect to cryptocurrencies or ICOs notwithstanding any of the more recent SEC staff policy announcements which may indicate a more selective approach toward enforcement actions against activities involving digital assets. While our current and planned business from digital assets will be limited to Bitcoin mining, which, as indicated above, appears to be viewed by the SEC staff as not involving the offer or sale of securities, there is no assurance that the SEC and its staff will not view companies that engage in Bitcoin mining practices with significant scrutiny for traditional violations of U.S. securities laws, or will not require enhanced and burdensome disclosures of us in this or any other aspect of our business. For similar reasons, there is also no assurance that U.S. securities regulations will protect our business activities involving Bitcoin mining from the risk of liability in private securities litigation. If we determine not to comply with such regulatory requirements or the private demands of litigants, we may be required to cease certain or all of our operations and pay civil or criminal penalties. Any such result would have a material adverse effect on our business, financial condition and results of operations.

Federal or state agencies may impose additional regulatory burdens on our business. Changing laws and regulations and changing enforcement policies and priorities have the potential to cause additional expenditures, restrictions, and delays in connection with our business operations.

Federal and state laws and regulations may be subject to change or changes in enforcement policies or priorities, including changes that may result from changes in the political landscape and changing technologies. Future legislation and regulations, changes to existing laws and regulations, or interpretations thereof, or changes in enforcement policies or priorities, could require significant management attention and cause additional expenditures, restrictions, and delays in connection with our business operations.

Increasing scrutiny and changing expectations from investors, lenders, customers, government regulators and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries and around the globe may face increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Although the federal government in the United States has indicated a reversal of previous climate and ESG-related initiatives, regulatory initiatives to impose climate and ESG-reporting requirements have occurred and continue to be expected at the state and international levels and may resurface in the United Stated in the future. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or which are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation may suffer which would have a material adverse effect on our business, financial condition and results of operations.

We may be subject to risks associated with misleading and/or fraudulent disclosure or use by the creators of cryptocurrencies.

Generally, we rely primarily on a combination of white papers and other disclosure documents prepared by the creators of applicable cryptocurrencies, as well as on our management’s ability to obtain adequate information to evaluate the potential implications of transacting in these cryptocurrencies. However, such white papers and other disclosure documents and information may contain misleading and/or fraudulent statements (which may include statements concerning the creators’ ability to deliver in a timely fashion the product and/or service disclosed in their white papers and other disclosure documents) and/or may not reveal any unlawful activities by the creators. Recently, there has been an increasing number of investigations and lawsuits by the SEC and the CFTC involving cryptocurrency creators for fraud and misappropriation, among other charges. Additionally, FinCEN has increased its enforcement efforts involving cryptocurrency creators regarding compliance with anti-money laundering and know-your-customer laws.

To the extent that any of these creators make misleading and/or fraudulent disclosures or do not comply with federal, state or foreign laws, or if we are unable to uncover all material information about these cryptocurrencies and/or their creators, we may not be able to make a fully informed business decision relating to our transacting in or otherwise involving such cryptocurrencies, which could have a material adverse effect on our business, financial condition and results of operations.

Our management and compliance personnel have limited experience handling a listed cryptocurrency mining- related services company, and our compliance program was established only recently.

Our management and compliance personnel have limited experience in handling regulatory and compliance matters relating to a listed cryptocurrency mining-related services company. Our key compliance documents and compliance programs, such as anti-money laundering and know-your-customer procedures, were established only recently. We believe that we have measures designed to limit our counterparty risks. While we have been devoting a substantial amount of time and resources to various compliance initiatives and risk management measures, including but not limited to, recruiting a dedicated team of compliance expertise, we cannot assure you the practical application and effectiveness of our compliance program and risk management measures, nor that there will not be a failure in detecting regulatory compliance issues or managing risk exposure, which may adversely affect our reputation, business, financial condition and results of operations.

Risks Related to BlockchAIn

In determining whether you should approve the Business Combination, you should carefully read the following risk factors in addition to the risks described under “Risk Factors — Risks Related to the Business Combination,” and “Risk Factors — Risks Related to One Blockchain,” which will also apply to the Combined Company.

After completion of the Business Combination, the holders of One Blockchain’s securities will maintain the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.

Upon the completion of the Business Combination, based on the current estimates, One Blockchain Securityholders will, in the aggregate, own approximately 88.3% of the BlockchAIn common shares following the Closing. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval, as well as the Combined Company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

The Combined Company’s stock price is expected to be volatile, and the market price of its common shares may drop following the Business Combination.

The market price of BlockchAIn common shares following the Business Combination could be subject to significant fluctuations following the Business Combination. Market prices for securities of technology companies have historically been particularly volatile. Some of the factors that may cause the market price of BlockchAIn common shares to fluctuate include:

●	variations in the Combined Company’s financial results or those of companies that are perceived to be similar to the Combined Company;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Combined Company or the Combined Company’s competitors;

●	significant lawsuits, including stockholder litigation;

●	additions or departures of key employees or management personnel;

●	general economic, industry and market conditions; and

●	failure to maintain compliance with listing requirements of the NYSE American.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of BlockchAIn common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Combined Company’s profitability and reputation.

The Combined Company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses that One Blockchain did not incur as a private company, including costs associated with public company reporting requirements. The Combined Company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE American. These rules and regulations are expected to increase the Combined Company’s legal and financial compliance costs and to make some activities more time-consuming and costly. The executive officers and other personnel of the Combined Company will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the Combined Company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the Combined Company to attract and retain qualified individuals to serve on the BlockchAIn Board or as executive officers of the Combined Company, which may adversely affect investor confidence in the Combined Company and could cause the Combined Company’s business or stock price to suffer.

One Blockchain’s management has limited experience with compliance with public company obligations and the Combined Company’s resources may not be sufficient to fulfill its public company obligations.

Following the completion of the Business Combination, the Combined Company will be subject to various regulatory requirements, including those of the SEC and the NYSE American. These requirements include record keeping, financial reporting, and corporate governance rules and regulations. The Combined Company’s management team will consist of certain executive officers of One Blockchain prior to the Business Combination. Such executive officers have limited experience with compliance with public company obligations and, historically, One Blockchain has not had the resources typically found in a public company. The Combined Company’s internal infrastructure may not be adequate to support its reporting obligations, and the Combined Company may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome its lack of experience. The Combined Company’s business could be adversely affected if its internal infrastructure is inadequate, it is unable to engage outside consultants, or is otherwise unable to fulfill its public company obligations.

Anti-takeover provisions in the Combined Company charter documents and under Delaware law could make an acquisition of the Combined Company more difficult and may prevent attempts by the Combined Company stockholders to replace or remove the Combined Company management.

Similar to those of Signing Day Sports, it is expected that the Combined Company’s charter documents will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may, as a result, discourage or prevent mergers or other takeover or change of control attempts of the Combined Company. However, the Combined Company does not expect to opt out of these provisions.

In addition, the BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws are expected to contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing the BlockchAIn Board and management. The BlockchAIn Amended and Restated Certificate of Incorporation is expected to provide that a majority of the BlockchAIn Board will have the sole authority to establish the number of directors and fill any vacancies and newly created directorships, subject to the rights of any holders of Combined Company preferred stock to elect directors. These provisions may prevent a stockholder from increasing the size of the BlockchAIn Board and gaining control of the BlockchAIn Board by filling the resulting vacancies with its own nominees. In addition, the BlockchAIn Amended and Restated Certificate of Incorporation are expected to provide that in addition to any other vote required by law, no member of the BlockchAIn Board may be removed from office by our stockholders without the approval of not less than the majority of the total voting power of all of our outstanding shares of capital stock then entitled to vote in the election of directors, and only for “cause”. Furthermore, the BlockchAIn Board will be a “classified” board, with staggered three-year terms, which may also delay or prevent a change in management or control. The BlockchAIn Amended and Restated Certificate of Incorporation will provide that stockholders may not take action by written consent. The BlockchAIn Amended and Restated Bylaws also are not expected to provide its stockholders with the power to call a special meeting of stockholders and may contain certain advance notice provisions for the submission and presentation of stockholder meeting proposals or director nominations at a stockholder meeting, which may limit the ability of stockholders to influence the composition and business decisions of our management.

The BlockchAIn Amended and Restated Bylaws are also expected to provide that we may agree with any stockholders to restrict the sale or other disposal of our stock owned by such stockholders.

In addition, the BlockchAIn Amended and Restated Certificate of Incorporation is expected to authorize the BlockchAIn Board to issue up to [ ] shares of “blank-check” preferred stock in one or more series as solely determined by the BlockchAIn Board, and to have the voting powers, preferences and relative participation, optional and special rights and qualifications, limitations and restrictions thereof as solely determined by the BlockchAIn Board without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Combined Company preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of Combined Company preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the BlockchAIn Board to issue Combined Company preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change in control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of BlockchAIn securities.

Furthermore, the holders of the BlockchAIn common stock will not have cumulative voting rights in the election of its directors. The combination of the anticipated ownership by a few stockholders of the majority of BlockchAIn’s issued and outstanding common stock and lack of cumulative voting may make it more difficult for other stockholders to replace the BlockchAIn Board or for a third party to obtain control of the Combined Company by replacing the BlockchAIn Board.

The Combined Company may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that will be applicable to the Combined Company after the Business Combination.

One Blockchain is not currently subject to Section 404 of the Sarbanes-Oxley Act, or Section 404. However, following the Business Combination, the Combined Company will be subject to Section 404. The standards required for a public company under Section 404 are significantly more stringent than those required of One Blockchain as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to the Combined Company after the Business Combination. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject the Combined Company to adverse regulatory consequences and could harm investor confidence and the market price of BlockchAIn common shares.

If securities analysts do not publish research or reports about the Combined Company’s business or if they publish negative evaluations of the Combined Company’s stock, the price of the Combined Company’s stock could decline.

The trading market for BlockchAIn common shares will rely, in part, on the research and reports that industry or financial analysts publish about the Combined Company or the Combined Company’s business. Equity research analysts may elect not to provide research coverage of BlockchAIn common shares after the completion of the Business Combination, and such lack of research coverage may adversely affect the market price of its common shares. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of BlockchAIn common shares could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of the Combined Company or fail to publish reports on it regularly, demand for its common shares could decrease, which in turn could cause its stock price or trading volume to decline.

Signing Day Sports and One Blockchain do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future.

The current expectation is that the Combined Company will retain its future earnings to fund the development and growth of the Combined Company’s business. As a result, capital appreciation, if any, of the common shares of the Combined Company will be your sole source of gain, if any, for the foreseeable future.

The pro forma financial statements included in the proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the completion of the Business Combination.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Business Combination for several reasons. The pro forma financial statements have been derived from the historical financial statements of Signing Day Sports and One Blockchain and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Business Combination. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Business Combination. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition of the Combined Company following the Business Combination may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition following the Business Combination.

Future sales of shares by existing stockholders could cause the Combined Company stock price to decline.

If existing Signing Day Sports Stockholders and One Blockchain Securityholders sell, or indicate an intention to sell, substantial amounts of BlockchAIn common shares in the public market after the lock-up and other legal restrictions on resale, the trading price of the BlockchAIn common shares could decline.

The Lock-Up Agreements to be entered into by certain Signing Day Sports Stockholders and the One Blockchain Securityholders prior to the Closing will provide that the BlockchAIn common shares, including, as applicable, shares received in the Business Combination and issuable upon exercise of certain options, will be subject to lock-up restrictions for a six-month period after the Closing, subject to limited exceptions. Upon expiration of such lockup restrictions, such BlockchAIn common shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of BlockchAIn common shares could decline.

The BlockchAIn Amended and Restated Certificate of Incorporation will designate the Court of Chancery in the State of Delaware as the exclusive forum for certain types of actions and proceedings that the Combined Company’s stockholders may initiate, which could limit the Combined Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or the Combined Company’s directors, officers or employees.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that, subject to limited exceptions, the state and federal courts within the State of Delaware will be exclusive forums for any:

●	derivative action or proceeding brought on the Combined Company’s behalf;

●	action asserting a claim of breach of a fiduciary duty owed by any of the Combined Company’s directors, officers or other employees to the Combined Company or the Combined Company’s stockholders;

●	action asserting a claim against the Combined Company arising pursuant to any provision of the DGCL or the BlockchAIn Amended and Restated Certificate of Incorporation or bylaws; or

●	any action asserting a claim against the Combined Company that is governed by the internal affairs doctrine.

If any such action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in shares of the Combined Company’s capital stock shall be deemed to have notice of and to have consented to the provisions of the Combined Company’s bylaws described above. However, no such person or entity shall be deemed to have waived any right of action against the Company or its officers or directors pursuant to the federal securities laws. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or the Combined Company’s directors, officers or other employees, which may discourage such lawsuits against the Combined Company and the Combined Company’s directors, officers and employees. Alternatively, if a court were to find these provisions of its bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Combined Company’s business and financial condition.

The exclusive forum provision of the BlockchAIn Amended and Restated Certificate of Incorporation would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

As an emerging growth company, BlockchAIn cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make BlockchAIn common shares less attractive to investors.

BlockchAIn is an emerging growth company as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of BlockchAIn’s internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. BlockchAIn cannot predict if investors will find its shares less attractive because it will rely on these exemptions. If some investors find BlockchAIn’s shares less attractive as a result, there may be a less active market for BlockchAIn’s shares and its share price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. BlockchAIn intends to take advantage of the benefits of this extended transition period, for as long as it is available. As a result, BlockchAIn’s financial statements may not be comparable to those of companies that comply with such new or revised accounting standards.

Pursuant to the JOBS Act, BlockchAIn’s independent registered public accounting firm will not be required to attest to the effectiveness of BlockchAIn’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as it is an emerging growth company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of BlockchAIn’s internal control over financial reporting, starting with the second annual report that it files with the SEC after the consummation of its initial public listing, and generally requires in the same report a report by its independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, as an emerging growth company, BlockchAIn’s independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until it is no longer an emerging growth company. BlockchAIn could be an emerging growth company for up to five years.

MARKET PRICE AND DIVIDEND INFORMATION

Common Stock

The Signing Day Sports common stock is currently listed on the NYSE American under the symbol “SGN”. The closing price of the Signing Day Sports common stock on May 27, 2025, the last day of trading prior to the announcement of the Business Combination, was $0.83 per share, and the closing price of Signing Day Sports common stock on [    ], 2025 was $[    ] per share, in each case as reported on the NYSE American.

The SGN Series A Preferred Stock is not listed, quoted or traded on any stock exchange or over-the-counter market.

One Blockchain is a private company and the One Blockchain membership interests are not publicly traded.

BlockchAIn is a private company and the BlockchAIn common shares are not publicly traded. BlockchAIn intends to apply to list the BlockchAIn common stock on the NYSE American under the symbol “[     ]”.

Holders

As of [ ], 2025, there were approximately [ ] registered holders of record of both the Signing Day Sports common stock and the SGN Series A Preferred Stock. For detailed information regarding the beneficial ownership of certain Signing Day Sports Stockholders, see the section titled “Principal Stockholders – Principal Stockholders of Signing Day Sports”.

One Blockchain has two securityholders. For detailed information regarding the beneficial ownership of the One Blockchain Securityholders, see the section titled “Principal Stockholders – Principal Stockholders of Signing Day Sports”.

BlockchAIn has two stockholders: VCV Digital and Tiger Cloud.

Dividends

Signing Day Sports has never declared or paid any cash dividends on Signing Day Sports common stock and does not anticipate paying cash dividends on Signing Day Sports common stock for the foreseeable future.

Any future determination of One Blockchain to pay dividends will be at the discretion of the One Blockchain Board of Managers and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the One Blockchain Board of Managers deems relevant.

Any future determination of BlockchAIn to pay cash dividends subsequent to the Business Combination will be at the discretion of the BlockchAIn Board and will depend upon a number of factors, including BlockchAIn’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the BlockchAIn Board deems relevant.

THE SPECIAL MEETING OF SIGNING DAY SPORT STOCKHOLDERS

General

The Meeting will be held on [ ], 2025, at [ ] Pacific Time at 8355 East Hartford Rd., Suite 100, Scottsdale, Arizona 85255 and at any adjournment thereof, unless postponed or adjourned to a later date. Signing Day Sports is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Signing Day Sports Board for use at the Meeting and any adjournments or postponements of the Meeting. This proxy statement/prospectus is first being furnished to Signing Day Sports Stockholders on or about [ ], 2025.

Purpose of the Meeting

The purposes of the Meeting are:

Proposal 1 — Business Combination Proposal — A proposal to consider and vote upon the Business Combination Agreement by and among Signing Day Sports, BlockchAIn, Merger Sub 1, Merger Sub 2 and One Blockchain, and the transactions contemplated thereby, including the One Blockchain Merger, the Signing Day Sports Merger, and the issuance of BlockchAIn common shares to Signing Day Sports Stockholders and One Blockchain Securityholders, in the form attached as Annex A to this proxy statement/prospectus.

Proposal 2 — Governance Proposal — A proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions relating to material differences between the Signing Day Sports Certificate of Incorporation and the BlockchAIn Amended and Restated Certificate of Incorporation, which include:

Governance Proposal 2(a) — To increase the number of authorized BlockchAIn common shares to [      ];

Governance Proposal 2(b) — To provide for [       ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board;

Governance Proposal 2(c) — To require that stockholders only act at meetings of BlockchAIn and not by written consent;

Governance Proposal 2(d) — To provide for the BlockchAIn Board to be classified;

Governance Proposal 2(e) — To provide that the BlockchAIn Board or any director of BlockchAIn may be removed for cause only by at least a majority of the voting power of all of the then outstanding shares of voting stock of BlockchAIn entitled to vote at an election of directors;

Governance Proposal 2(f) — To provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and claims; and

Governance Proposal 2(g) — To allow the directors of the Combined Company to approve a reverse stock split of the BlockchAIn common shares based on an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation.

Proposal 3 — Adjournment Proposal — A proposal to consider and vote upon an adjournment of the Meeting, (i) if based upon the proxies held at the time of the Meeting, a quorum has not been obtained, or there are not sufficient votes to approve any proposal, (ii) if the Signing Day Sports Board determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or (where permissible) waived, or (iii) for any other reason as determined by the chairman of the Meeting

Recommendation of the Signing Day Sports Board

The Signing Day Sports Board has recommended that stockholders vote in favor of each proposal as follows:

●	The Signing Day Sports Board has determined and believes that the entering into the Business Combination Agreement and the consummation of the Business Combination pursuant to the Business Combination Agreement are advisable, fair to, in the best interests of Signing Day Sports and its stockholders. The Signing Day Sports Board unanimously recommends that Signing Day Sports Stockholders vote “FOR” the Business Combination Proposal to approve the Business Combination Agreement, the Business Combination, and the change of control resulting from the Business Combination.

●	The Signing Day Sports Board has determined and believes that adopting the Governance Proposal is advisable, fair to, in the best interests of Signing Day Sports and its stockholders. The Signing Day Sports Board unanimously recommends that Signing Day Sports Stockholders vote “FOR” the Governance Proposal.

●	The Signing Day Sports Board has determined and believes that adjourning the Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the other proposals is in the best interests of Signing Day Sports and its stockholders. The Signing Day Sports Board unanimously recommends that Signing Day Sports Stockholders vote “FOR” the Adjournment Proposal.

Record Date; Stockholders Entitled to Vote

Only holders of record of Signing Day Sports common stock and SGN Series A Preferred Stock at the close of business on the Record Date of [       ], 2025, are entitled to notice of, and to vote at, the Meeting. At the close of business on the Record Date, there were approximately [        ] registered holders of record of Signing Day Sports common stock and there were [        ] shares of Signing Day Sports common stock issued, and there were approximately [        ] registered holders of record of SGN Series A Preferred Stock and there were [        ] shares of SGN Series A Preferred Stock issued. Each share of Signing Day Sports common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. Each share SGN Series A Preferred Stock entitles the holder thereof to one million (1,000,000) votes.

Unless otherwise provided on any applicable proxy or ballot with respect to voting on the proposals, the vote of each share of SGN Series A Preferred Stock entitled to vote on the proposals shall be voted in the same manner as each share of Signing Day Sports common stock is voted on the proposals, and the proxy or ballot with respect to shares of Signing Day Sports common stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of SGN Series A Preferred Stock held by such holder. Holders of shares of SGN Series A Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the shares of SGN Series A Preferred Stock on the proposals.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Signing Day Sports Board for use at the Meeting.

If, as of the Record Date, your shares were registered directly in your name with the transfer agent for the Signing Day Sports common stock, Securities Transfer Corporation, then you are a stockholder of record. Whether or not you plan to attend the Meeting, Signing Day Sports urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted. If you attend the Meeting but do not vote by proxy prior to the Meeting, your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting and only your shares of Signing Day Sports common stock will be counted toward the quorum and may be voted at the Meeting.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote by proxy by using the accompanying proxy card, over the internet, by telephone, or by fax. You may also attend and vote at the Meeting. If you do not vote by proxy prior to the opening of the Meeting, then your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting, and you will therefore not be able to vote these shares at the Meeting. Whether or not you plan to attend the Meeting, Signing Day Sports encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Meeting, you may still attend the Meeting and vote during the meeting. In such case, your previously submitted proxy will be disregarded.

●	To vote at the Meeting, attend the Meeting and follow the instructions to vote at the Meeting.

●	To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Meeting, Signing Day Sports will vote your shares in accordance with the proxy card.

●	To vote by proxy over the internet, follow the instructions provided on the proxy card.

●	To vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.

●	To vote by fax, you may vote by proxy by following the instructions provided on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a vote instruction form and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the vote instruction form to ensure that your vote is counted. You may also provide your proxy instructions by telephone, internet, or fax by following the instructions on your vote instruction form. To vote in person at the Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy.

If you do not give instructions to your broker, your broker is expected to be able to vote your Signing Day Sports shares of common stock and SGN Series A Preferred Stock during the Meeting only for the Adjournment Proposal because all the other proposals may be considered “non-discretionary,” non-routine items.

Signing Day Sports provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

All properly executed proxies that are not revoked will be voted at the Meeting and at any adjournments or postponements of the Meeting in accordance with the instructions contained in the proxy. If a holder of Signing Day Sports common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Signing Day Sports Board.

If you are a stockholder of record of Signing Day Sports and you have not executed the Voting and Support Agreement, you may change your vote at any time before your proxy is voted at the Meeting in any one of the following ways:

●	You may submit another properly completed proxy with a later date by mail or via the internet.

●	You can provide your proxy instructions via telephone or fax at a later date.

●	You may attend the Meeting, revoke your proxy at the Meeting and vote. Simply attending the Meeting will not, by itself, revoke your proxy.

If your shares of Signing Day Sports common stock are held by your broker, bank or other agent, you may submit another properly completed proxy with a later date by mail, the internet, telephone, or by fax, or by attending the Meeting, revoke your proxy at the Meeting and voting, by following the instructions provided by them.

Required Vote

The affirmative vote of a majority of the shares of Signing Day Sports common stock and SGN Series A Preferred Stock outstanding and entitled to vote is required for approval of the Business Combination Proposal.

The affirmative vote of a majority of the shares of Signing Day Sports common stock and SGN Series A Preferred Stock present in person or represented by proxy duly authorized at the Meeting and entitled to vote on the proposal is required for approval of the Governance Proposal.

The affirmative vote of a majority of the shares of Signing Day Sports common stock and SGN Series A Preferred Stock present in person or represented by proxy duly authorized at the Meeting and entitled to vote on the proposal is required for approval of the Adjournment Proposal.

The Business Combination cannot be consummated without the approval of the Business Combination Proposal.

Votes will be counted by the inspector of election appointed for the Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and any broker non-votes. Abstentions will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. Abstentions will be counted toward the vote totals and will have the same effect as “AGAINST” votes for each Proposal. Broker non-votes will be counted toward the presence of a quorum for the transaction of business at the Meeting. Broker non-votes will have the same effect as voting AGAINST the Business Combination Proposal, and will have no effect on the outcome of the Governance Proposal or the Adjournment Proposal.

Certain Signing Day Sports Stockholders, consisting of the current directors and executive officers of Signing Day Sports, who in the aggregate own or have the right to acquire approximately [          ]% of the outstanding shares of Signing Day Sports common stock as of the Record Date, are parties to the Voting and Support Agreement with BlockchAIn and Signing Day Sports. The Signing Day Sports Stockholders who are party to such Voting and Support Agreements have agreed to vote (a) in favor of the proposals set forth herein, and (b) against any Alternative Transaction, subject to certain exceptions, and have also agreed not to transfer their shares of Signing Day Sports common stock, subject to certain exceptions.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Signing Day Sports may solicit proxies from Signing Day Sports Stockholders by personal interview, telephone, email, fax or otherwise. Signing Day Sports will pay all of the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Signing Day Sports common stock and SGN Series A Preferred Stock for the forwarding of solicitation materials to the beneficial owners of Signing Day Sports common stock and SGN Series A Preferred Stock. Signing Day Sports will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

[Signing Day Sports has retained [           ] to assist it in soliciting proxies using the means referred to above. Signing Day Sports will pay the fees of [       ], which Signing Day Sports expects to be approximately $[      ], plus reimbursement of out-of-pocket expenses.]

Other Matters

As of the date of this proxy statement/prospectus, the Signing Day Sports Board does not know of any business to be presented at the Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE BUSINESS COMBINATION

This section and the section titled “The Business Combination Agreement” in this proxy statement/prospectus describe the material aspects of the Business Combination, including the Business Combination Agreement. While Signing Day Sports and One Blockchain believe that this description covers the material terms of the Business Combination and the Business Combination Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Business Combination and the Business Combination Agreement, including the Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, the opinion of Newbridge attached as Annex C and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Business Combination

The Signing Day Sports Board and Signing Day Sports’ management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen Signing Day Sports’ businesses and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of Signing Day Sports’ strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value.

In connection with a possible transaction, on October 3, 2024, Signing Day Sports engaged Newbridge to render a fairness opinion, as described below.

Maxim Group has historically had a business relationship with One Blockchain and its founder and Chief Executive Officer Jerry Tang. Through this relationship, Maxim Group was made aware that One Blockchain was interested in pursuing a public company merger through which it could list on a national exchange. Through Maxim Group and Signing Day Sports’ discussions about potential M&A transactions, including the previously announced transaction relating to the Stock Purchase Agreement (the “DRCR Purchase Agreement”), dated as of January 28, 2025 (the “DRCR Effective Date”), by and among Signing Day Sports, Dear Cashmere Group Holding Company, a Nevada corporation (“DRCR”), James Gibbons (“Gibbons”), and Nicolas Link (together with Gibbons, the “DRCR Sellers”), Maxim Group was aware that Signing Day Sports’ management was open to possibilities and opportunities for growing Signing Day Sports’ operations, as described above. In connection with the Business Combination, Maxim Group has represented One Blockchain since January 29, 2025.

Beginning in February 2025 and continuing through April 2025, the Signing Day Sports Board, its management team and its advisors conducted a more rigorous process of identifying and evaluating potential strategic transactions and other opportunities available to Signing Day Sports. The terms of the Business Combination Agreement were the result of extensive negotiations between Signing Day Sports, One Blockchain, and their advisors, as well as discussions with a number of other businesses.

During this period, a number of investment banks, including Maxim Group, A.G.P./Alliance Global Partners (“A.G.P.”), and Univest Securities, LLC (“Univest”), represented a number of other companies that such investment banks had determined to be interested in a merger or other business combination transaction with a public company listed on a U.S. stock exchange, such as Signing Day Sports.

The following is a brief discussion of the background of the negotiations that led to the entry into the Business Combination Agreement and related documents. These negotiations were conducted on an arm’s-length basis between representatives of Signing Day Sports (the “Signing Day Sports Representatives”), representatives of One Blockchain (the “One Blockchain Representatives”), the advisors to each of Signing Day Sports and One Blockchain, and representatives of certain other companies (“Other Company Representatives”).

On March 4, 2025, a representative of A.G.P. contacted Signing Days Sports and introduced it to the Other Company Representatives of a company in the domestic U.S. critical minerals industry (“Company A”). On the same date, Signing Day Sports received a draft non-binding term sheet (the “Company A Term Sheet”) with Company A from a representative of A.G.P. The two-step transaction structure contemplated by the Company A Term Sheet was comprised of (i) an upfront stock acquisition of approximately 51.0% of Company A’s equity, financed in part by a $1.0 million Company A convertible note, followed by (ii) a reverse merger under which Company A stockholders would ultimately own 90% of the combined company, with Signing Day Sports Stockholders retaining approximately 10% on a fully diluted basis. The Company A Term Sheet did not provide a proposed valuation of Company A or Signing Day Sports. In addition, Signing Day Sports received a PowerPoint presentation regarding Company A from one of its Other Company Representatives.

On March 7, 2025, Signing Day Sports and Company A entered into a Mutual Non-Disclosure Agreement.

On March 11, 2025, a representative of Maxim Group contacted the Signing Day Sports Representatives regarding a potential transaction with a Canadian cybersecurity company listed on the TSX Venture Exchange (“Company B”). On the same date, the Signing Day Sports Representatives and Other Company Representatives of Company B held an introductory conference call. Signing Day Sports received an email from one of the Other Company Representatives of Company B containing a link to the public filings of Company B.

On March 11, 2025, Signing Day Sports was contacted by a representative of Univest regarding a potential transaction with a company represented by Univest. On March 11, 2025, Signing Day Sports and Univest entered into a Mutual Non-Disclosure Agreement in connection with a potential transaction with a company represented by Univest.

On March 13, 2025, a representative of Univest contacted Signing Days Sports and introduced it to the Other Company Representatives of a company in the food services industry (“Company C”).

On March 14, 2025, Signing Day Sports and Company C entered into a Mutual Non-Disclosure Agreement. On the same date, Signing Day Sports received a PowerPoint presentation and certain financial statements of Company C from one of its Other Company Representatives.

On March 26, 2025, Signing Day Sports Representatives received a draft non-binding term sheet (the “Company C Term Sheet”) from one of the Other Company Representatives of Company C outlining a potential merger pursuant to which Company C would become a wholly owned subsidiary of Signing Day Sports in exchange for 70,000 shares of Signing Day Sports preferred stock, convertible into approximately 7,000,000 shares of Signing Day Sports common stock. The Company C Term Sheet provided for a proposed valuation of Company C equal to $28.0 million and a proposed valuation of Signing Day Sports equal to $7.36 million. The Company C Term Sheet provided that former Company C securityholders would own approximately 79.19% of the combined company and existing Signing Day Sports securityholders would own approximately 20.81% of the post-transaction public company. The Company C Term Sheet also contemplated, among other matters, a mutually agreeable tax-efficient structure, and a concurrent $5.0 million working-capital financing to be arranged by Company C. In addition, the Company C Term Sheet provided that any such financing would increase the proposed valuation of Company C by the same dollar amount, and would proportionately increase its securityholders’ percentage ownership of the post-transaction public company.

On March 27, 2025, a representative of Maxim Group contacted Signing Day Sports’ executive management, including Daniel Nelson, Chief Executive Officer, Chairman and a director of Signing Day Sports, and Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports, regarding One Blockchain’s potential interest in engaging in a merger transaction. Signing Day Sports’ management expressed interest in the possibility of a merger transaction with One Blockchain, pending further details regarding the business rationale behind any potential transaction, One Blockchain’s thoughts on any resulting and go-forward business, as well as transaction terms.

On March 27, 2025 on behalf of Signing Day Sports, Maxim Group informed One Blockchain of the initiated discussions with Signing Day Sports’ management.

On March 31, 2025, Signing Day Sports and One Blockchain entered into a Mutual Non-Disclosure Agreement in order to protect the confidentiality of any information provided in furtherance of the discussions, and to permit future discussions.

On March 31, 2025, Signing Day Sports Representatives received a draft non-binding letter of intent (the “Company B LOI”) from a representative of Maxim Group outlining a potential business combination with Company B. The proposed transaction contemplated a merger, reverse merger, or other business combination transaction between Company B and Signing Day Sports, in which Company B securityholders would receive approximately 89.29% of the post-transaction Signing Day Sports common stock, with Signing Day Sports’ pre-transaction stockholders retaining approximately 10.71%. The Company B LOI provided for enterprise valuations of Company B and Signing Day Sports equal to $100.5 million and $12.0 million, respectively.

On April 2, 2025, Bevilacqua PLLC (“Bevilacqua”), U.S. corporate and securities law counsel to Signing Day Sports, sent an email to the Signing Day Sports Representatives introducing them to the Other Company Representatives of a healthcare company also represented by Bevilacqua and whose shares are traded on the OTCQB tier of the OTC Markets Group Inc. (“Company D”). On the same date, Signing Day Sports received a PowerPoint presentation containing financial statements and other business information regarding Company A from Bevilacqua.

On April 2, 2025, representatives from Maxim Group, on behalf of One Blockchain, sent Signing Day Sports an investor presentation describing One Blockchain’s business.

On April 3, 2025, representatives from Maxim Group, Signing Day Sports, and One Blockchain held a Zoom conference call where One Blockchain presented background on its business.

On April 4, 2025, representatives from Maxim Group, on behalf of One Blockchain, sent a draft non-binding letter of intent (the “Letter of Intent” or “LOI”) to One Blockchain, which outlined One Blockchain’s proposed terms for a potential merger transaction, which provided for (i) a 90-day exclusivity period commencing on the date of the signed Letter of Intent, (ii) an equity valuation of Signing Day Sports equal to approximately $19.6 million and an equity valuation of One Blockchain equal to $225.0 million, (iii) the BlockchAIn Board to consist of between five (5) and seven (7) directors, of which Signing Day Sports would have the right to appoint one (1) member at the Closing, One Blockchain would have the right to appoint the other members, and a majority of which must meet the independence requirements required by the applicable stock exchange, (iv) Jerry Tang will serve as Chairman and Chief Executive Officer of the post-transaction public company, and (v) six-month lock-up agreements for each of the directors, officers, and other affiliates of Signing Day Sports and each of the One Blockchain Securityholders, subject to certain leak-out terms.

On April 7, 2025, Signing Day Sports Representatives received a draft non-binding term sheet (the “Company D Term Sheet”) from Bevilacqua regarding a potential reverse merger transaction with Company D. The principal terms contemplated Signing Day Sports acquiring Company D through a stock-for-stock merger, resulting in Company D stockholders owning 90% and Signing Day Sports stockholders retaining 10% of the combined company on a fully diluted basis. The Company D Term Sheet provided for valuations of Company D and Signing Day Sports equal to $100.0 million and $11,111,111, respectively.

On April 7, 2025, Signing Day Sports sent comments back to Maxim Group and One Blockchain on the LOI to (i) reduce One Blockchain’s equity valuation to $200.0 million, (ii) change the exclusivity period to 45 days, and (iii) provide that existing employment agreements of all officers of Signing Day Sports will be assigned to Signing Day Sports with amendments providing for mutually agreeable severance arrangements and other mutually agreed upon compensation.

On April 8, 2025, representatives of Maxim Group provided comments and proposed amendments to the Letter of Intent based on conversations with One Blockchain and Loeb & Loeb LLP, counsel to One Blockchain (“Loeb & Loeb”). These amendments included changing One Blockchain’s equity valuation to $215.0 million.

On April 8, 2025, representatives from Maxim Group held a Zoom call with Signing Day Sports management, Bevilacqua, Loeb & Loeb and One Blockchain management regarding the terms of the Letter of Intent. During the course of negotiations, the parties discussed various potential valuation ranges and consideration structures. The final consideration was determined after several rounds of proposals and counterproposals, taking into account, among other things, the target company’s financial condition, growth prospects, comparable company analyses, and prevailing market conditions. The parties also discussed the anticipated management structure of BlockchAIn following the completion of the Business Combination, the lock-up agreements and the consulting agreements.

On April 8, 2025, Signing Day Sports sent a revised version of the Letter of Intent back to Maxim Group and One Blockchain. On April 9, 2025, representatives of Maxim Group provided comments and proposed alterations to the Letter of Intent based on conversations with One Blockchain and Loeb & Loeb.

On April 10, 2025, a Signing Day Sports Representative emailed copies of the drafts of the Company A Term Sheet, the Company B LOI, the Company C LOI, the Company D Term Sheet, and the LOI to the Signing Day Sports Board. Later on the same date, the Signing Day Sports Board held a meeting at which all members attended. At the meeting, the Signing Day Sports Representatives gave a presentation to the Signing Day Sports Board that included a discussion of the Company C LOI, the Company D Term Sheet, and the LOI.

On April 11, 2025, Maxim Group sent an execution copy of the LOI to Signing Day Sports, One Blockchain, Loeb & Loeb and Bevilacqua. The execution copy of the LOI was emailed to all of the members of the Signing Day Sports Board requesting confirmation of each member’s support for execution of the LOI. Four of the five Signing Day Sports directors responded to the email indicating support for the execution of the LOI, and one Signing Day Sports director did not respond to the email. Subsequently, on the same date, the LOI was executed by Signing Day Sports and One Blockchain.

On April 14, 2025, Signing Day Sports issued a press release announcing the signing of the LOI.

On April 14, 2025, the Signing Day Sports Representatives, the One Blockchain Representatives, and representatives from Loeb & Loeb and Bevilacqua held a teleconference to discuss the proposed business combination, including the due diligence process, the timing of delivery of audited financial statements, the structure of the transaction, including the proposed tax structure, and the terms of a potential business combination agreement.

On April 21, 2025, the Signing Day Sports Representatives, the One Blockchain Representatives, and representatives from Loeb & Loeb and Bevilacqua held a teleconference to discuss the progress of the business combination agreement, diligence requests and coordinating pro forma financials.

On April 28, 2025, the Signing Day Sports Representatives, the One Blockchain Representatives, and representatives from Loeb & Loeb and Bevilacqua held a teleconference to further discuss the progress of the business combination agreement, diligence requests and coordinating pro forma financial statements.

On May 1, 2025, Loeb & Loeb, on behalf of One Blockchain’s executive management, delivered a draft of the Business Combination Agreement to Signing Day Sports’ executive management for review.

On May 5, 2025, the Signing Day Sports Representatives, the One Blockchain Representatives, and representatives from Loeb & Loeb and Bevilacqua held a teleconference to discuss the Business Combination Agreement and various transaction terms, including representations and warranties, closing conditions and timing of the transaction.

On May 6, 2025, Bevilacqua, on behalf of Signing Day Sports executive management, delivered a revised draft of the Business Combination Agreement to One Blockchain’s executive management for review.

On May 6, 2025, the Signing Day Sports Representatives, the One Blockchain Representatives, and representatives from Loeb & Loeb and Bevilacqua held a teleconference to continue to negotiate the Business Combination Agreement, open due diligence items and the preparation of the pro forma financial statements of the Combined Company.

On May 9, 2025, Loeb & Loeb, on behalf of One Blockchain, delivered a revised draft of the Business Combination Agreement to Signing Day Sports’ executive management for review. Among other things, the revised draft provided that if the BlockchAIn board structure is classified following the Closing, then Signing Day Sports’ nominee to the BlockchAIn Board will be appointed to the class with the shortest initial term applicable to any directors appointed as of the Closing. On May 11, 2025, Bevilacqua, on behalf of Signing Day Sports’ executive management, delivered a revised draft of the Business Combination Agreement to One Blockchain’s executive management for review. The revised draft included a provision that each of Craig Smith, Daniel Nelson, and Jeffry Hecklinski shall have executed and delivered consulting agreements with BlockchAIn or one of its subsidiaries, in form and substance reasonably satisfactory to Signing Day Sports, which provides that each executive will be engaged as a consultant for a fixed term of twenty-four (24) months and will be entitled, upon a termination by BlockchAIn or one of its subsidiaries without cause (as customarily defined) or by the executive for good reason (as customarily defined), to severance in an amount equal to the greater of (a) the balance of the remaining term of employment or (b) six (6) months of base salary. The parties continued to negotiate the Business Combination Agreement and exchanged drafts and discussed open items on the Business Combination Agreement, due diligence items and finalized transaction terms during the weeks of May 12 and May 19, 2025. The parties also discussed the terms of the lock-up agreements, including the early release provisions.

On May 21, 2025, all members of the Signing Day Sports Board were emailed a copy of the final draft of the Business Combination Agreement, which Bevilacqua had confirmed was the final version and reflected all of the terms and conditions negotiated by the parties and mutually agreed to by the parties. On the same date, the Signing Day Sports Board held a meeting at which all members attended. At the meeting, Newbridge provided a presentation supporting its fairness opinion with respect to the Business Combination Agreement and the Transactions. The Signing Day Sports Board approved the Business Combination Agreement and authorized the Signing Day Sports Representatives to execute the Business Combination Agreement.

On May 27, 2025, Newbridge delivered its fairness opinion to the Signing Day Sports Board. On May 27, 2025, Signing Day Sports, One Blockchain and the other parties thereto executed the Business Combination Agreement.

On June 18, 2025, in accordance with the terms of the Business Combination Agreement, Bevilacqua delivered drafts of the proposed forms of Executive Consulting Agreement between BlockchAIn and each of Daniel Nelson, Jeffry Hecklinski, and Craig Smith to One Blockchain, Maxim Group, and Loeb & Loeb on behalf of Signing Day Sports. The drafts provided for a fixed monthly fee of $16,666.66 for Daniel Nelson and a fixed monthly fee of $14,583.33 for each of Craig Smith and Jeffry Hecklinski, a 24-month term, termination by BlockchAIn only for Cause (as defined therein), and, upon termination without Cause, severance payments equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees. In accordance with the terms of the Business Combination Agreement, it is anticipated that such drafts will be executed by each party shortly prior to Closing.

Signing Day Sports Reasons for the Business Combination

In evaluating the Business Combination Agreement and the Transactions and recommending that Signing Day Sports Stockholders vote in favor of the Business Combination and Business Combination Agreement, the Signing Day Sports Board, in consultation with Signing Day Sports’ senior management and outside legal counsel, considered numerous factors, including the following material factors:

●	The Signing Day Sports Board’s conclusion that the Business Combination provides existing Signing Day Sports Stockholders an opportunity to participate in the potential growth of post-Business Combination BlockchAIn following the Business Combination while still participating in the continuing business of Signing Day Sports, which will continue as a wholly-owned subsidiary of BlockchAIn.

●	Based on One Blockchain’s historical financial performance, the Business Combination has the potential to create considerable value for Signing Day Sports Stockholders, particularly when compared to and weighed against Signing Day Sports’ much smaller business and the losses it has incurred to date.

●	One Blockchain’s plans for continuing to expand its business could add significant value to Signing Day Sports Stockholders.

●	One Blockchain is expected to support the launch of new Signing Day Sports platform features, while also enabling potential new revenue streams through third-party data hosting services in adjacent sports technology and education markets. This support would promote Signing Day Sports’ strategy to build a comprehensive sports data ecosystem and drive long-term enterprise value.

●	Signing Day Sports and One Blockchain operate in different markets, which would allow Signing Day Sports to mitigate both sector-specific risks and associated exposure for both companies.

●	The Signing Day Sports Board’s belief that the terms of the Business Combination Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and other conditions were reasonable for a transaction of this nature.

●	The resolutions approving the Business Combination Agreement were unanimously approved by the Signing Day Sports Board, which is comprised of a majority of independent directors.

●	The fairness opinion presentation from NewBridge, an independent valuation firm, was also a factor.

Opinion of Signing Day Sports Financial Advisor

Signing Day Sports retained Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Signing Day Sports selected Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

On May 21, 2025, at a meeting of the Signing Day Sports Board held to evaluate entering into the Business Combination Agreement, Newbridge delivered to the Signing Day Sports Board a presentation, and a written opinion, dated May 27, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the One Blockchain Merger Consideration is fair, from a financial point of view, to the Signing Day Sports Stockholders.

The full text of Newbridge’s written opinion to the Signing Day Sports Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Signing Day Sports Board for the benefit and use of the Signing Day Sports Board (in its capacity as such) in connection with and for the purposes of its evaluation of entering into the Business Combination Agreement from a financial point of view. Newbridge’s opinion also does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategies or transactions that might exist for Signing Day Sports, or the underlying business decision of Signing Day Sports whether to proceed with those business strategies or transactions.

In connection with rendering its opinion, Newbridge, among other things:

●	considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

●	reviewed various drafts of the Business Combination Agreement;
●	reviewed Signing Day Sports’ publicly available last thirteen fiscal quarters of historical financial results, (Q1-2022 – Q1-2025);

●	reviewed publicly available financial information of Signing Day Sports filed with the SEC, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1, 2022, through May 27, 2025;

●	conducted discussions with Signing Day Sports’ management team to better understand Signing Day Sports’ recent business history, and reviewed their corporate presentation and historical financial statements;

●	conducted discussions with One Blockchain’s management team to better understand their company’s business, their recent business history, and reviewed their near-term financial projections and drivers of future growth; and

●	performed a public company comparable analysis of similar companies to BlockchAIn, that included variables such as companies trading on a U.S. stock exchange, and have businesses in the HPC data center sector to both attain estimated 2025 enterprise value / revenue and enterprise value / EBITDA multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management teams of both Signing Day Sports and One Blockchain, that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Signing Day Sports, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of One Blockchain.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Signing Day Sports and its successors. Further, Newbridge expressed no opinion as to what the value of the shares of Signing Day Sports common stock actually will be when the Business Combination is consummated or the prices at which shares of Signing Day Sports common stock will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Signing Day Sports Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses

Newbridge employed various methods to analyze the range of implied equity values of BlockchAIn.

Comparable Public Company Analysis – Enterprise Value / Revenue Multiples

To calculate the implied equity value of the operating business, Newbridge first obtained the estimated 2025 enterprise value / revenue multiples from a total of six comparable public companies identified by Newbridge that most resembled One Blockchain’s business, and applied to One Blockchain’s 2025 revenue estimates.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange in the United States; (ii) operates in the HPC data center sector; and (iii) had forecasted revenue data for 2025.

The average estimated 2025 enterprise value / revenue multiples for the HPC data center sector was 13.9x and that was then multiplied by One Blockchain’s estimated 2025 revenue estimate of $27.2 million, to derive an enterprise value of $378.6 million.

The net debt (of $0.1 million) was added (plus $0.1 million in cash and $0.0 in debt) to the enterprise value to obtain an implied equity value using this analysis of $378.7 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data as of May 27, 2025.

Comparable Public Company Analysis	5/27/2025		Balance Sheet		Income Statement	Valuation Multiples
AI HPC Data Centers	Stock	Stock	Market	Enterprise	Revenue	EV / Revenue
Company Name	Symbol	Price	Capitalization	Value	2025E	2025E
Equinix, Inc.	NasdaqGS:EQIX	$876.8	$85,768.7	$102,492.7	$9,220.9	11.1	x
CoreWeave, Inc.	NasdaqGS:CRWV	$124.0	$59,502.8	$71,286.3	$2,979.2	23.9	x
Digital Realty Trust, Inc.	NYSE:DLR	$170.7	$57,483.6	$76,192.8	$5,888.5	12.9	x
Nebius Group N.V.	NasdaqGS:NBIS	$39.8	$9,481.5	$8,222.3	$564.2	14.6	x
Core Scientific, Inc.	NasdaqGS:CORZ	$11.3	$3,359.4	$3,855.6	$427.5	9.0	x
Applied Digital Corporation	NasdaqGS:APLD	$7.6	$1,705.6	$2,673.8	$224.1	11.9	x
					AVERAGE	13.9	x

Source: S&P Capital IQ data

Market capitalization, Enterprise Value, and 2025E Revenue are in millions of dollars.

Comparable Public Company Analysis – Enterprise Value / EBITDA Multiples

To calculate the implied equity value of the operating business, Newbridge first obtained the estimated 2025 enterprise value / EBITDA multiples from a total of six comparable public companies identified by Newbridge that most resembled One Blockchain’s business, and applied to One Blockchain’s 2025 EBITDA estimates.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange in the United States; (ii) operates in the HPC data center sector; and (iii) had forecasted EBITDA data for 2025.

The average estimated 2025 enterprise value / EBITDA multiples for the HPC data center sector was 32.5x and that was then multiplied by One Blockchain’s estimated 2025 EBITDA estimate of $8.6 million, to derive an enterprise value of $279.9 million.

The net debt (of $0.1 million) was added ($0.1 million in cash and $0.0 in debt) to the enterprise value to obtain an implied equity value using this analysis of $280.0 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data as of May 27, 2025.

Comparable Public Company Analysis	5/27/2025		Balance Sheet		Income Statement	Valuation Multiples
AI HPC Data Centers	Stock	Stock	Market	Enterprise	EBITDA	EV / EBITDA
Company Name	Symbol	Price	Capitalization	Value	2025E	2025E
Equinix, Inc.	NasdaqGS:EQIX	$876.8	$85,768.7	$102,492.7	$4,520.9	22.7	x
CoreWeave, Inc.	NasdaqGS:CRWV	$124.0	$59,502.8	$71,286.3	$1,658.2	43.0	x
Digital Realty Trust, Inc.	NYSE:DLR	$170.7	$57,483.6	$76,192.8	$3,163.9	24.1	x
Nebius Group N.V.	NasdaqGS:NBIS	$39.8	$9,481.5	$8,222.3	$(151.0)	NM
Core Scientific, Inc.	NasdaqGS:CORZ	$11.3	$3,359.4	$3,855.6	$120.4	32.0	x
Applied Digital Corporation	NasdaqGS:APLD	$7.6	$1,705.6	$2,673.8	$65.3	40.9	x
					AVERAGE	32.5	x

Source: S&P Capital IQ data

Market capitalization, Enterprise Value, and 2025E EBITDA are in millions of dollars.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Signing Day Sports Board in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

The estimates of the future performance of Signing Day Sports in or underlying Newbridge’s analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analysis. The analysis does not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of the Signing Day Sports common stock.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $280.0 million to $378.7 million, with a midpoint of $329.3 million. The valuation of One Blockchain of $215.0 million that underlies the One Blockchain Merger Consideration is below the midpoint valuation range of the financial analyses described above.

Based upon and subject to the foregoing, it is Newbridge’s opinion that, as of May 27, 2025, the One Blockchain Merger Consideration is fair, from a financial point of view, to the Signing Day Sports Stockholders.

The type and amount of consideration payable in the Business Combination was determined through negotiations between Signing Day Sports and One Blockchain, and was approved by the Signing Day Sports Board. The decision to enter into the Business Combination Agreement was solely that of the Signing Day Sports Board. As described above, Newbridge’s opinion and analyses was only one of many factors considered by the Signing Day Sports Board in its evaluation of entering into the Business Combination Agreement and should not be viewed as determinative of the views of the Signing Day Sports or One Blockchain’s management with respect to entering into the Business Combination Agreement.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its opinion to the Signing Day Sports Board, Signing Day Sports agreed to pay Newbridge a fee of $80,000. $20,000 of the fee was paid as a retainer, $35,000 to be paid upon delivery of the opinion, with the remaining balance of $25,000 to be paid upon delivery of the “Opinion of Signing Day Sports Financial Advisor” section of this proxy statement/prospectus to Signing Day Sports’ attorneys. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in its opinion.

Relationship with Other Parties

No relationship exists, has existed during the past two years, or is contemplated between Newbridge and either One Blockchain or BlockchAIn.

Interests of the Signing Day Sports Directors and Executive Officers in the Business Combination

In considering the recommendation of the Signing Day Sports Board of Directors with respect to the approval of the Business Combination Agreement, the Business Combination and the issuance of BlockchAIn common shares as contemplated by the Business Combination Agreement, and the other matters to be acted upon by the Signing Day Sports Stockholders at the Meeting, the Signing Day Sports Stockholders should be aware that certain members of the Signing Day Sports Board of Directors and executive officers of Signing Day Sports have interests in the Business Combination that may be different from, or in addition to, the interests of the Signing Day Sports Stockholders. These interests relate to or arise from, among other things:

●	engagement of each of the following officers of Signing Day Sports by BlockchAIn or one of its subsidiaries as a consultant for a fixed term of 24 months, with the following payment terms:

▪	Daniel Nelson, Chief Executive Officer, Chairman, and a director of Signing Day Sports, is expected to receive a fixed monthly fee of $16,666.66;

▪	Jeffry Hecklinski, President and a director of Signing Day Sports, is expected to receive a fixed monthly fee of $14,583.33; and

▪	Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports, is expected to receive a fixed monthly fee of $14,583.33;

●	potential severance benefits to each of the following officers of Signing Day Sports, as follows:

▪	if Daniel Nelson, Chief Executive Officer, Chairman, and a director of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause, Signing Day Sports will be required to pay Mr. Nelson the following sums: (i) in the event of termination without cause, cash in the amount of base salary in effect on the date of such termination, which is currently $200,000, payable in 12 monthly installments; or (ii) in the event of termination upon a Change of Control (as defined in Mr. Nelson’s employment agreement), cash in the amount of one-half of base salary in effect on the date of such termination payable in six monthly installments;

▪	under the expected terms of Daniel Nelson’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Nelson without cause, then BlockchAIn will be required to pay Mr. Nelson a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $99,999.96;

▪	if Jeffry Hecklinski, President and a director of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause or upon a Change of Control (as defined in Mr. Hecklinski’s employment agreement), Signing Day Sports will be required to pay Mr. Hecklinski one-half of base salary in effect on the date of such termination, which is currently $200,000), payable in six monthly installments;

▪	under the expected terms of Jeffry Hecklinski’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Hecklinski without cause, then BlockchAIn will be required to pay Mr. Hecklinski a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $87,499.98;

▪	if Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports, is terminated under his current employment agreement with Signing Day Sports without cause or upon a Change of Control (as defined in Mr. Smith’s employment agreement), Signing Day Sports will be required to pay Mr. Smith one-half of base salary in effect on the date of such termination, which is currently $150,000), payable in six monthly installments; and

▪	under the expected terms of Craig Smith’s consulting agreement with BlockchAIn as of the Signing Day Sports Merger Effective Time, if BlockchAIn terminates Mr. Smith without cause, then BlockchAIn will be required to pay Mr. Smith a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees, or a minimum severance payment of $87,499.98

●	the fact that [ ], currently the [ ] of Signing Day Sports, will become a director of BlockchAIn upon the consummation of the Business Combination;

●	the fact that certain of the current officers of Signing Day Sports may remain officers of Signing Day Sports following the consummation of the Business Combination, though no additional salary or other payment terms are either expected or required under the Business Combination Agreement beyond those described above with respect to the consulting agreements to be entered into between BlockchAIn or one of its subsidiaries and each of Daniel Nelson, Chief Executive Officer, Chairman, and a director of Signing Day Sports, Jeffry Hecklinski, President and a director of Signing Day Sports, and Craig Smith, Chief Operating Officer and Secretary of Signing Day Sports; and

●	continued indemnification and liability coverage to each of the officers and directors of Signing Day Sports.

Ownership Interests

As of the Record Date, all current directors and executive officers of Signing Day Sports beneficially owned approximately [1.4]% of the outstanding shares of Signing Day Sports common stock. The Signing Day Sports officers and directors have also entered into the Voting and Support Agreement in connection with the Business Combination. For a more detailed discussion of the Voting and Support Agreement, see the section titled “Ancillary Documents and Related Agreements — Voting and Support Agreement”.

Indemnification and Insurance

All rights to exculpation, indemnification, and advancement of expenses in favor of the current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn, as provided in the relevant organizational documents or any applicable indemnification, employment or other similar agreements, shall survive the Closing and remain in full force and effect, to the extent permitted by law, for a period of at least one year following the Closing. During this one-year period, BlockchAIn is obligated to ensure that the organizational documents of BlockchAIn, Signing Day Sports and One Blockchain continue to provide for exculpation and indemnification of and advancement of expenses to current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn on terms that are no less favorable than those in effect on the date of the Business Combination Agreement to the extent permitted by applicable law.

In addition, Signing Day Sports is permitted, prior to the Signing Day Sports Merger Effective Time, to procure and fully pay the premium for a “tail” insurance policy that provides directors and officers liability coverage for a period of up to six years for actions occurring before the Signing Day Sports Merger Effective Time. This policy must offer coverage that is substantially equivalent to, and in no event less favorable than, Signing Day Sports’ existing policy, or, if such coverage is unavailable, the best available alternative must be obtained.

Management Following the Business Combination

As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Business Combination,” certain One Blockchain’s directors and executive officers are expected to become the directors and executive officers of BlockchAIn upon the Closing.

Indemnification and Insurance

All rights to exculpation, indemnification, and advancement of expenses in favor of the current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn, as provided in the relevant organizational documents or any applicable indemnification, employment or other similar agreements, shall survive the Closing and remain in full force and effect, to the extent permitted by law, for a period of at least one year following the Closing. During this one-year period, BlockchAIn is obligated to ensure that the organizational documents of BlockchAIn, Signing Day Sports and One Blockchain continue to provide for exculpation and indemnification of and advancement of expenses to current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn on terms that are no less favorable than those in effect on the date of the Business Combination Agreement to the extent permitted by applicable law.

In addition, One Blockchain is required, prior to the One Blockchain Merger Effective Time, to obtain and fully pay the premium for a six-year “tail” policy covering its directors and officers for events occurring prior to the One Blockchain Merger Effective Time. This policy must likewise provide coverage no less favorable in the aggregate than One Blockchain’s existing policy or the best available substitute. Furthermore, One Blockchain and BlockchAIn must maintain this insurance in full force for six years after the closing and are required to honor all obligations under the policy, including the payment of all premiums.

Limitations of Liability and Indemnification

In addition to the indemnification required in the Signing Day Sports certificate of incorporation and bylaws, Signing Day Sports has indemnification agreements with its directors and executive officers. These agreements provide for the indemnification of the directors and executive officers of Signing Day Sports for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Signing Day Sports. Signing Day Sports believes that these provisions in the Signing Day Sports certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

Form of the Business Combination

The Business Combination Agreement provides that at the effective time of each of the Mergers, (1) Merger Sub I will be merged with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn and (2) Merger Sub II will be merged with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn.

Business Combination Consideration and Adjustment

At the Signing Day Sports Merger Effective Time, each outstanding share of Signing Day Sports common stock will be automatically canceled and converted into the right to receive a BlockchAIn common share. Each outstanding Signing Day Sports option and warrant will be assumed by BlockchAIn and converted into options and warrants, respectively, to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price, and each assumed option will immediately become fully vested.

At the One Blockchain Merger Effective Time, the outstanding One Blockchain membership interests will be canceled and converted into the right to receive the One Blockchain Merger Consideration.

The Business Combination Agreement provides for the issuance of additional BlockchAIn common shares, i.e., the Earnout Shares, to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the net income plus interest, taxes, depreciation and amortization of BlockchAIn for the fiscal year ending December 31, 2026 equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of BlockchAIn common shares issued to the One Blockchain Securityholders prior to the One Blockchain Merger, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

The number of BlockchAIn common shares offered in connection with the Closing is expected to be [46,444,482] (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $[5.06] (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $[19,975,772] and $[207,510,145] (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing receive is expected to be approximately $[7,523,164] (subject to adjustment). Holders of shares of the SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting that are described below, or by order of the Signing Day Sports Board in its sole discretion.

The Business Combination Agreement provides that BlockchAIn may adjust the number of BlockchAIn common shares into which the Signing Day Sports common stock and the One Blockchain membership interests may be converted so long as the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

Procedures for Exchanging Signing Day Sports Common Stock Certificates

As soon as practicable after the Signing Day Sports Merger Effective Time (and in no event later than five business days after the Signing Day Sports Merger Effective Time), BlockchAIn will cause [               ], its transfer agent, to mail to each holder of record of a share of Signing Day Sports common stock that was converted pursuant to the conversion right described above into a BlockchAIn common share instructions for use in effecting the surrender of the Signing Day Sports common stock in exchange for the BlockchAIn common shares. Upon receipt of an “agent’s message” by the transfer agent (or such other evidence, if any, of transfer as the transfer agent may reasonably request), the holder of a share of Signing Day Sports common stock that was converted pursuant to the conversion right described above will be entitled to receive in exchange therefor, subject to any required withholding taxes, the BlockchAIn common shares applicable to the surrendered shares in book-entry form, without interest (subject to any applicable withholding tax). The BlockchAIn common shares will be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless physical BlockchAIn common shares are required by applicable law, in which case BlockchAIn will jointly cause the transfer agent to promptly send certificates representing such BlockchAIn common shares to such holder. If payment of such BlockchAIn common shares is to be made to a person other than the person in whose name the surrendered share of Signing Day Sports common stock in exchange therefor is registered, it shall be a condition of payment that (i) the person requesting such exchange present proper evidence of transfer or will otherwise be in proper form for transfer and (ii) the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the BlockchAIn common shares to a person other than the registered holder of the Signing Day Sports common stock surrendered or shall have established to the reasonable satisfaction of BlockchAIn that such tax either has been paid or is not applicable.

The Signing Day Sports Merger Effective Time

The Signing Day Sports Merger Effective Time will occur at the time that Signing Day Sports, Merger Sub I and BlockchAIn cause the Signing Day Sports Merger to be consummated by filing the executed Signing Day Sports Merger Certificate with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as may be agreed by Signing Day Sports and Merger Sub I (with the prior written consent of BlockchAIn) in writing and specified in the Signing Day Sports Merger Certificate.

The One Blockchain Merger Effective Time will occur at the time that One Blockchain, Merger Sub II and BlockchAIn cause the One Blockchain Merger to be consummated by filing the executed One Blockchain Merger Certificate with the Secretary of State of the State of Delaware in accordance with the Delaware Limited Liability Company Act, or at such later time as may be agreed by One Blockchain and Merger Sub II (with the prior written consent of Merger Sub II) in writing and specified in the One Blockchain Merger Certificate.

Regulatory Approvals

In the United States, Signing Day Sports must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American in connection with the issuance of BlockchAIn common shares and the filing of this proxy statement/prospectus with the SEC.

Material U.S. Federal Income Tax Consequences of the Business Combination and Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of BlockchAIn Common Shares

The following is a general discussion of the material U.S. federal income tax consequences of the (i) Business Combination, and (iii) of the ownership and disposition of BlockchAIn common shares to be received in the Business Combination to U.S. Holders and Non-U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of BlockchAIn common shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% net investment income tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Signing Day Sports common stock, One Blockchain membership interests or BlockchAIn common shares.

Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to holders that hold Signing Day Sports common stock or One Blockchain membership interests and, after the completion of the Business Combination, BlockchAIn common shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax- deferred accounts;

●	former citizens or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities, or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received Signing Day Sports common stock or One Blockchain membership interests through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who acquired Signing Day Sports common stock or One Blockchain membership interests pursuant to an exercise of employee share options, in connection with an employee share incentive plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Signing Day Sports common stock or One Blockchain membership interests, or, after the Business Combination, BlockchAIn common shares (excluding treasury shares);

●	holders holding Signing Day Sports common stock or One Blockchain membership interests, or, after the Business Combination, BlockchAIn common shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

●	controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

●	officers, directors, or their affiliates.

As used in this proxy statement/consent solicitation statement/prospectus, the term “U.S. Holder” means a beneficial owner of Signing Day Sports common stock or One Blockchain membership interests, and, after the Business Combination, BlockchAIn common shares received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. Holder” means a beneficial owner of Signing Day Sports common stock or One Blockchain membership interests, and, after the Business Combination, BlockchAIn common shares received in the Business Combination, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Signing Day Sports common stock or One Blockchain membership interests, and, after the completion of the Business Combination, BlockchAIn common shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of BlockchAIn common shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND OWNERSHIP AND DISPOSITION OF BLOCKCHAIN COMMON SHARES. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF SIGNING DAY SPORTS COMMON STOCK, ONE BLOCKCHAIN MEMBERSHIP INTERESTS OR BLOCKCHAIN COMMON SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF SIGNING DAY SPORTS COMMON STOCK OR ONE BLOCKCHAIN MEMBERSHIP INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF BLOCKCHAIN COMMON SHARES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

The Business Combination

The Signing Day Sports Merger and the One Blockchain Merger and the other transactions contemplated by the Business Combination Agreement, taken together, are intended to qualify as a non-recognition transaction pursuant to Section  351(a) of the Code. However, the provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur (including events or actions following the Transactions) that are beyond the control of Signing Day Sports, One Blockchain, BlockchAIn or any other party to the Business Combination Agreement.

Provided that the Business Combination qualifies as an exchange pursuant to Section 351(a) of the Code, a U.S. Holder that exchanges shares of Signing Day Sports common stock in exchange for BlockchAIn common shares is not expected recognize any gain or loss with respect to such exchange. The aggregate adjusted tax basis of BlockchAIn common shares received by a U.S. Holder in the Business Combination would be equal to the aggregate adjusted tax basis of the shares of Signing Day Sports common stock surrendered by such U.S. Holder in the Business Combination. In addition, the holding period of such BlockchAIn common shares would include the period during which the shares of Signing Day Sports common stock, surrendered in the Business Combination, were held by such U.S. Holder.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section  351(a) of the Code, the Business Combination will be treated as a taxable sale or exchange of Signing Day Sports common stock by U.S. Holders in exchange for BlockchAIn common shares. In such case, subject to the discussion of backup withholding below, such U.S. Holder generally would recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its shares of Signing Day Sports common stock. Any such capital gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period in the shares of Signing Day Sports common stock exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders would be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a taxable sale or exchange of Signing Day Sports common stock is subject to certain limitations.

Generally, the amount of gain or loss realized by a U.S. Holder on a taxable sale or exchange of Signing Day Sports common stock pursuant to the Business Combination will be an amount equal to the difference between (i) the fair market value of the BlockchAIn common shares received by the U.S. Holder in the Business Combination and (ii) the U.S. Holder’s adjusted tax basis in Signing Day Sports common stock surrendered thereof. A U.S. Holder’s adjusted tax basis in the shares of Signing Day Sports common stock generally will equal the U.S. Holder’s acquisition cost of such shares less any prior distributions paid (or deemed paid) to such U.S. Holder treated as a return of capital.

U.S. Federal Income Tax Consequences of Ownership and Disposition of BlockchAIn Common Shares After the Business Combination

U.S. Holders

Taxation of Distributions on BlockchAIn Common Shares

In the event of any future distributions with respect to BlockchAIn common shares (or deemed distributions), such distributions generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from BlockchAIn’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in BlockchAIn common shares. Any remaining excess will be treated as gain realized on the sale or other disposition of BlockchAIn common shares and will be treated as described in the section entitled “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BlockchAIn common shares”.

Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite ownership and holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BlockchAIn common shares

In the event of any future sale or other taxable disposition of BlockchAIn common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in BlockchAIn common shares so disposed of. A U.S. Holder’s adjusted tax basis in BlockchAIn common shares generally will equal the U.S. Holder’s acquisition cost less any prior distributions paid (or deemed paid) to such U.S. Holder treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the BlockchAIn common shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Taxation of Distributions on BlockchAIn Common Shares

After the Business Combination, BlockchAIn may make dividend distributions with respect to its stock. Subject to the discussion of backup withholding and FATCA below, in general, any distributions BlockchAIn makes, to the extent paid from BlockchAIn’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. Holder’s adjusted tax basis in the shares of BlockchAIn common shares (and, subject to the discussion below under “—Information Reporting Requirements and Backup Withholding,” “—Foreign Account Tax Compliance Act,” and the third bullet point below under “—Non-U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BlockchAIn Common Shares,” to the extent such distribution does not exceed the adjusted tax basis such amount will generally not be subject to withholding). To the extent the distribution exceeds the non-U.S. Holder’s adjusted tax basis, it will be treated as gain realized from the sale or exchange of BlockchAIn common shares, which will be treated as described below under “—Non-U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BlockchAIn Common Shares.” Dividends paid to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain or Loss on Sale, Taxable Exchange or Other Disposition of BlockchAIn Common Shares

After the Business Combination, non-U.S. Holders of BlockchAIn common shares may sell or dispose of their BlockchAIn common shares. Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the taxable disposition of the BlockchAIn common shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (or, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined in the Code (see the section entitled “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BlockchAIn Common Shares”), and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty);

●	the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which the sale or other taxable disposition of the BlockchAIn common shares occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the amount by which its capital gains allocable to U.S. sources, including gain from the sale or other taxable disposition of the BlockchAIn common shares, exceeds any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

●	BlockchAIn is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) (“USRPHC”) at any time during the shorter of the five-year period ending on the date of sale or other disposition (whether taxable or not) or the period that the non-U.S. Holder held such securities disposed of, and, in the case where shares of BlockchAIn common shares are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of the common stock of BlockchAIn at any time within the shorter of the five-year period preceding the sale or other disposition or such non-U.S. Holder’s holding period for the shares of BlockchAIn common shares.

With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such non-U.S. Holder on the sale or other taxable disposition of the BlockchAIn common shares will be subject to tax on a net basis at generally applicable U.S. federal income tax rates. In addition, a purchaser of BlockchAIn common shares from such non-U.S. Holder would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. Holder. There can be no assurance that BlockchAIn common shares will be treated as regularly traded on an established securities market. BlockchAIn does not believe that it has been or will become a USRPHC, but there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding BlockchAIn’s status as a USRPHC and the U.S. federal income tax consequences to them of a disposition of BlockchAIn common shares if BlockchAIn is a USRPHC.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with the disposition of Signing Day Sports common stock, One Blockchain membership interests or BlockchAIn common shares. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. For example, a non-U.S. Holder who is an individual may be required to provide a valid IRS Form W-8BEN, a non-U.S. Holder that is an entity may be required to provide a valid IRS Form W-8BEN-E, and, in the event of income treated as effectively connected to a U.S. trade or business, a non-U.S. Holder (whether an individual or an entity) may be required to provide a valid IRS Form W-8ECI. A U.S. Holder may also be subject to backup withholding and may be required to provide a certification that it is a U.S. person for U.S. federal income tax purposes, generally in the form of validly completed IRS Form W-9, in order to avoid such backup withholding. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished by such holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on certain “withholdable payments” in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. For this purpose, withholdable payments generally include U.S. source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS has issued proposed Treasury regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury regulations, U.S. corporations or any other withholding agents may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. Accordingly, the entity through which shares of BlockchAIn common shares are held will affect the determination of whether such withholding is required. Similarly, “withholdable payments” (e.g., dividends) in respect of BlockchAIn common shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA to their investment in BlockchAIn common shares.

NYSE American Listing

The Signing Day Sports Common stock is listed on the NYSE American under the symbol “SNG”. In addition, under the Business Combination Agreement, each party’s obligation to complete the Business Combination is subject to the satisfaction or (where permissible) waiver by each of the parties, at or prior to the Closing, of various conditions, including that BlockchAIn must have caused the BlockchAIn common shares to be issued in the Business Combination to be approved for listing on the NYSE American as of the Closing.

BlockchAIn intends to file an initial listing application with the NYSE American pursuant to the NYSE American’s rules for companies conducting a business combination that results in a change of control. If such application is accepted, Signing Day Sports anticipates that BlockchAIn common shares will be listed on the NYSE American following the Closing under the trading symbol “[             ]”.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse acquisition in accordance with ASC 805, Business Combinations. For accounting purposes, One Blockchain will be treated as the accounting acquirer, and Signing Day Sports will be treated as the accounting acquiree. This determination is primarily based on One Blockchain’s existing securityholders obtaining a majority voting interest in the Combined Company, its ability to appoint a majority of the BlockchAIn Board, and its senior management assuming control of the Combined Company post-Closing.

As a result of this accounting treatment, the historical financial statements of One Blockchain will become the historical financial statements of the Combined Company, and the financial statements of Signing Day Sports will be included only from the date of acquisition. Under ASC 805, the identifiable assets acquired and liabilities assumed of Signing Day Sports will be recognized at their respective estimated fair values as of the date of the Closing. Any excess of the purchase consideration over the fair value of the net identifiable assets acquired will be recognized as goodwill. Any contingent consideration (including the Earnout Shares) is anticipated to be classified within stockholders’ equity.

Appraisal Rights and Dissenters’ Rights

The holders of Signing Day Sports common stock and SGN Series A Preferred Stock and the holders of One Blockchain membership interests are not entitled to appraisal rights in connection with the Business Combination.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/ prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about BlockchAIn, Merger Sub I, Merger Sub II, Signing Day Sports or One Blockchain. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that Signing Day Sports, on the one hand, and One Blockchain and BlockchAIn, on the other hand, have made to one another as of specific dates. These representations, warranties and covenants have been made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement. While Signing Day Sports and One Blockchain do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the attached Business Combination Agreement. Accordingly, you should not rely on representations, warranties or covenants as current characterizations of factual information or condition of any of the parties to the Business Combination Agreement.

General

Under the Business Combination Agreement:

●	Merger Sub I, a wholly owned subsidiary of BlockchAIn, will merge with and into Signing Day Sports, with Signing Day Sports surviving as a wholly owned subsidiary of BlockchAIn; and

●	Merger Sub II, a wholly owned subsidiary of BlockchAIn, will merge with and into One Blockchain, with One Blockchain surviving as a wholly owned subsidiary of BlockchAIn.

One Blockchain Merger Consideration

At the One Blockchain Merger Effective Time, the outstanding One Blockchain membership interests will be canceled and converted into the right to receive the One Blockchain Merger Consideration, which will consist of a number of BlockchAIn common shares equal to the quotient of the total number of shares of Signing Day Sports common stock outstanding immediately prior to the Signing Day Sports Merger Effective Time on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of BlockchAIn common shares that the Signing Day Sports common stock will be converted into the right to receive at the Signing Day Sports Merger Effective Time, subject to certain adjustments.

The value of the consideration that the One BlockchAIn Securityholders will receive at the Closing is expected to be approximately $[207,510,145] (subject to adjustment). The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment).

Prior to the Closing, BlockchAIn may adjust the number of BlockchAIn common shares that each share of Signing Day Sports common stock will be converted into, so long as (i) after such adjustment, the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will not be less than 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

One Blockchain Merger Earnout Shares

The Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

Signing Day Sports Merger Consideration

At the Signing Day Sports Merger Effective Time, each outstanding share of Signing Day Sports common stock will be automatically canceled and converted into the right to receive a BlockchAIn common share.

The value of the consideration that the Signing Day Sports Stockholders will receive at the Closing is expected to be approximately $[19,975,772] (subject to adjustment). Holders of shares of SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting, or by order of the Signing Day Sports Board in its sole discretion.

Advisor Compensation

BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

Treatment of Signing Day Sports Warrants

Each outstanding Signing Day Sports warrant will be assumed by BlockchAIn and converted into a warrant to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price.

Treatment of Signing Day Sports Options

Each outstanding Signing Day Sports option will be assumed by BlockchAIn and converted into an option to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price, and each assumed option will immediately become fully vested.

Directors and Executive Officers of BlockchAIn Following the Business Combination

The Business Combination Agreement provides that, with effect from the Closing, each party will take all necessary action within its power so that the BlockchAIn Board is initially comprised of no less than five and no greater than seven directors, that Signing Day Sports will be entitled to designate at least one director, that if BlockchAIn has a classified board structure following the Closing, then Signing Day Sports’ designee to the BlockchAIn Board shall be appointed to the class with the shortest initial term applicable to any directors appointed as of the Closing, and that all other directors will be designated by One Blockchain. One Blockchain must ensure that a sufficient number of its designees qualify as independent directors so that the BlockchAIn Board will have a majority of independent directors for NYSE compliance purposes.

See “Management Following the Business Combination”.

Conditions to the Closing of the Business Combination

Mutual Conditions

The obligations of Signing Day Sports, One Blockchain, BlockchAIn, Merger Sub I, and Merger Sub II to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) by each of Signing Day Sports and One Blockchain of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

●	All applicable waiting periods under antitrust laws (and any extensions thereof) relating to the transactions contemplated by the Business Combination Agreement, and any agreement with or commitment to any governmental authority not to consummate the transactions contemplated by the Business Combination Agreement, shall have expired or been terminated. All other required consents under the Antitrust Laws relating to the transactions contemplated by the Business Combination Agreement shall have been obtained and shall remain in full force and effect.

●	The proposals included with this proxy statement/prospectus shall have been approved and adopted by the Signing Day Sports Stockholders at the Meeting in accordance with this proxy statement/prospectus, Signing Day Sports’ organizational documents and the applicable provisions of the DGCL and NYSE American. This condition may be waived by written waiver of both Signing Day Sports and One Blockchain with respect to the approval of the Governance Proposal or the Adjournment Proposal at the Meeting.

●	No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

●	The BlockchAIn common shares (including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares)) shall have been approved for listing on the NYSE American (or other national securities exchange) subject only to official notice of issuance thereof.

●	The registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

●	The BlockchAIn Amended and Restated Certificate of Incorporation and the bylaws of BlockchAIn shall have been amended and restated in their entirety in a form applicable to a company publicly listed in the United States.

Conditions to Obligations of BlockchAIn, One Blockchain, Merger Sub I, and Merger Sub II

In addition to the mutual conditions specified above, the obligations of BlockchAIn, One Blockchain, Merger Sub I, and Merger Sub II to consummate the Business Combination are subject to the satisfaction or written waiver (by One Blockchain, where permissible) of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

●	The accuracy of the representations and warranties of Signing Day Sports set forth in the Business Combination Agreement, on the date of the Business Combination Agreement and the Closing (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, One Blockchain.

●	Signing Day Sports shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the date of the Closing.

●	No Material Adverse Effect shall have occurred with respect to Signing Day Sports since the date of the Business Combination Agreement which is continuing and uncured.

●	Each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, shall have agreed to termination of his employment agreement with Signing Day Sports without any continuing liability to Signing Day Sports, BlockchAIn or One Blockchain. This condition may be waived by One Blockchain.

●	The delivery by Signing Day Sports of customary closing documents and certificates certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement, among other things.

Conditions to Obligations of Signing Day Sports

In addition to the conditions specified above, the obligations of One Blockchain to consummate the Business Combination are subject to the satisfaction or written waiver (by Signing Day Sports where permissible) of the following conditions. Unless stated otherwise, none of the following conditions will be waived.

●	The accuracy of the representations and warranties of BlockchAIn and One Blockchain set forth in the Business Combination Agreement, on the date of the Business Combination Agreement and the date of the Closing (except when another particular date is specified and then as of such date), except any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Signing Day Sports.

●	Each of BlockchAIn, One Blockchain, Merger Sub I and Merger Sub II shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the date of the Closing.

●	No Material Adverse Effect shall have occurred with respect to One Blockchain since the date of the Business Combination Agreement which is continuing and uncured.

●	At the Closing, Signing Day Sports shall deliver a notice to BlockchAIn and the IRS that the Signing Day Sports common stock is not a “U.S. real property interest” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code. If BlockchAIn does not receive the notice described above on or before the Closing, BlockchAIn shall be permitted to withhold from the consideration otherwise payable pursuant to the Business Combination Agreement any required withholding under Section 1445 of the Code.

●	Each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, shall have executed and delivered a consulting agreement with Blockchain or one of its subsidiaries, in form and substance reasonably satisfactory to Signing Day Sports, which provides that each executive will be engaged as a consultant for a fixed term of twenty-four (24) months and will be entitled, upon a termination by BlockchAIn or one of its subsidiaries without cause (as customarily defined) or by the executive for good reason (as customarily defined), to severance in an amount equal to the greater of (a) the balance of the remaining term of employment or (b) six (6) months of base salary. This condition may be waived by Signing Day Sports.

Representation and Warranties

The Business Combination Agreement contains customary representations and warranties of Signing Day Sports that are in some cases subject to qualifications based on materiality, knowledge, specified exceptions contained in the Business Combination Agreement, the disclosure schedules that were delivered in connection with the Business Combination Agreement, and certain documents filed by Signing Day Sports with the SEC. The representations and warranties of Signing Day Sports relate to the following:

●	due organization, good standing and qualification to do business;

●	corporate authority to enter into the Business Combination Agreement and binding effect;

●	the Signing Day Sports Board having obtained and reviewed a fairness opinion presentation, dated May 21, 2025 in connection with the Transactions from Newbridge, which included a draft fairness opinion;

●	the Signing Day Sports Board having unanimously (i) determined that the Business Combination Agreement, the Ancillary Documents to which it is party and the Transactions, including the Mergers, are advisable, fair to and in the best interests of the Signing Day Sports Stockholders, (ii) approved and adopted the Business Combination Agreement and the Ancillary Documents to which it is party, (iii) the Signing Day Sports Board Recommendation, and (iv) directed that the Business Combination Agreement, the Ancillary Documents to which it is party and the proposals contained in this proxy statement/prospectus be submitted to the Signing Day Sports Stockholders for their approval;

●	governmental approvals and compliance with legal requirements;

●	non-contravention of organizational documents, laws, and material contracts;

●	capitalization, equity awards, and outstanding indebtedness;

●	SEC filings, NYSE American listing status, financial statements, absence of off-balance sheet arrangements, and internal controls;

●	compliance with applicable laws;

●	required permits;

●	tax filings, liabilities, and tax-related matters;

●	employee matters and employee benefit plans;

●	labor relations and workforce compliance;

●	pending or threatened litigation or regulatory actions;

●	ownership and use of intellectual property and data security practices;

●	rights to real and personal property;

●	data protection and privacy;

●	material contracts;

●	transactions with affiliates and related persons;

●	status under the Investment Company Act;

●	brokerage or finder fees;

●	compliance with applicable anti-corruption, anti-bribery, money laundering, sanctions, and export control laws;

●	insurance coverage, policy compliance, and claims history;

●	accuracy of information supplied for inclusion in SEC filings and stockholder materials;

●	absence of undisclosed liabilities; and

●	limitation of representations and warranties of BlockchAIn and One Blockchain.

The Business Combination Agreement contains customary representations and warranties of BlockchAIn that are in some cases subject to qualifications based on materiality, knowledge, specified exceptions contained in the Business Combination Agreement, and the disclosure schedules that were delivered in connection with the Business Combination Agreement. The representations and warranties of BlockchAIn relate to the following:

●	due organization, good standing and qualification to do business;

●	authority to execute the Business Combination Agreement and binding effect;

●	required governmental approvals and filings;

●	non-contravention of organizational documents, laws, or material contracts;

●	capitalization of BlockchAIn, Merger Sub I, and Merger Sub II;

●	limited operations since formation and absence of business activities;

●	absence of brokerage or finder fees, except as disclosed;

●	status under the Investment Company Act;

●	tax filings, liabilities, and tax-related matters; and

●	accuracy of information supplied for SEC filings and stockholder materials.

The Business Combination Agreement contains customary representations and warranties of One Blockchain that are in some cases subject to qualifications based on materiality, knowledge, specified exceptions contained in the Business Combination Agreement, and the disclosure schedules that were delivered in connection with the Business Combination Agreement. The representations and warranties of One Blockchain relate to the following:

●	due organization, good standing and qualification to do business;

●	authority to enter into the Business Combination Agreement and binding effect;

●	capitalization and absence of convertible or derivative securities;

●	absence of subsidiaries;

●	governmental approvals and compliance with legal requirements;

●	non-contravention of organizational documents, laws, and material contracts;

●	financial statements and absence of undisclosed liabilities;

●	absence of material adverse changes;

●	compliance with applicable laws;

●	required permits;

●	pending or threatened litigation or regulatory actions;

●	material contracts and contractual rights;

●	ownership and use of intellectual property;

●	tax filings, liabilities, and tax-related matters;

●	real and personal property;

●	absence of employees and employee benefit plans;

●	environmental compliance;

●	transactions with affiliates and related persons;

●	insurance coverage, policy compliance, and claims history;

●	compliance with anti-corruption, anti-money laundering, sanctions, and export control laws;

●	status under the Investment Company Act;

●	brokerage or finder fees;

●	accuracy of information supplied for inclusion in SEC filings and shareholder materials; and

●	limitation of representations and warranties of Signing Day Sports.

Covenants; Conduct of Business Pending the Business Combination

Joint Covenants

The Business Combination Agreement contains certain covenants and agreements among the various parties, including, among others, that each of One Blockchain, Signing Day Sports, and BlockchAIn shall, subject to the terms and conditions contained therein:

●	During the Interim Period, give reasonable access to respective company information (including but not limited to, tax returns, client contracts, employees, and books and records);

●	During the Interim Period, each party shall not, directly or indirectly: (A) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal; (B) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any third-party in connection with or in response to an Acquisition Proposal; (C) engage or participate in discussions or negotiations with any person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal; (D) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal; (E) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (F) release any third party from, or waive any provision of, any confidentiality agreement to which such party is a party.

●	Each party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such party of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each party shall immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any Acquisition Proposal and shall cease and terminate any such solicitations, discussions or negotiations.

●	Each of One Blockchain, BlockchAIn, and Signing Day Sports shall not, while it is in possession of material non-public information, purchase or sell any securities of Signing Day Sports, communicate such information to any third party, take any other action with respect to Signing Day Sports in violation of the U.S. federal securities laws, or cause or encourage any third party to do any of the foregoing. Each of One Blockchain, BlockchAIn, and Signing Day Sports shall use commercially reasonable efforts to ensure that its respective affiliates and representatives comply with such obligations and restrictions, and to promptly each of the other parties of any actual breach or violation of such obligations or restrictions by any of its affiliates or representatives of which such party has actual knowledge.

●	During the Interim Period, each party shall give prompt notice to the other parties if such party or its affiliates: (a) receives any notice or other communication in writing from any third party (including any governmental authority) alleging that the consent of such third party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions to the Closing not being satisfied or the satisfaction of those conditions being materially delayed.

●	Each of Signing Day Sports, BlockchAIn and One Blockchain shall use its commercially reasonable efforts, and shall cooperate fully with such other parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the Transactions (including the receipt of all applicable consents of governmental authorities) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all permits, consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, governmental authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

●	To the extent required under any antitrust laws, each of Signing Day Sports, BlockchAIn and One Blockchain shall make any required filing or application under any antitrust laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to any antitrust laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the respective governmental authority as soon as practicable.

●	If any objections are asserted with respect to the Transactions under any applicable law or if any action is instituted (or threatened to be instituted) by any applicable governmental authority or any private person challenging any of the Transactions as violative of any applicable law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of Signing Day Sports, BlockchAIn and One Blockchain shall use its commercially reasonable efforts to resolve any such objections or actions so as to timely permit consummation of the Transactions including in order to resolve such objections or actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any action is instituted (or threatened to be instituted) by a governmental authority or private person challenging the Transactions, each of Signing Day Sports, BlockchAIn and One Blockchain shall reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such action and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

●	Prior to the Closing, each of Signing Day Sports, BlockchAIn and One Blockchain shall use its commercially reasonable efforts to obtain any consents of governmental authorities or other third party as may be necessary for the consummation by such party or its affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such party or its affiliates, and the other parties shall provide reasonable cooperation in connection with such commercially reasonable efforts.

●	The parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Business Combination Agreement, the Ancillary Documents and applicable laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any tax filings).

●	The parties shall use their respective reasonable best efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Mergers from qualifying, qualify as an exchange under Section 351 of the Code. The Mergers shall be reported by the parties for all tax purposes in accordance with the foregoing, unless otherwise required by a governmental authority consistent with qualification of the Mergers as an exchange under Section 351 of the Code, as a result of a “determination” within the meaning of Section 1313(a)(1) or (2) of the Code (or similar provision for state or local income Tax purposes) or pursuant to another agreement (other than an agreement described in Section 1313(a)(2) of the Code made with an applicable taxing authority). The parties shall cooperate with each other and their respective counsel to document and support the qualification of the Mergers as an exchange under Section 351 of the Code, including providing factual support letters.

●	The parties shall comply with other customary covenants, including with respect to announcements relating to the Business Combination Agreement or the Transactions, confidential treatment of information, the continuation of indemnification and exculpation provisions with respect to current and former directors of One Blockchain, Signing Day Sports, or BlockchAIn, tail insurance rights, litigation matters, and Permitted Capital Raises.

Covenants of One Blockchain

The Business Agreement provides that, subject to limited exceptions, prior to the Closing, One Blockchain will conduct itself in the following manner:

●	During the Interim Period, One Blockchain shall use its commercially reasonable efforts to, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practices (taking into account COVID-19 and any COVID-19 Measures) and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, preserve the possession, control and condition of its material assets, and preserve intact its relationships with all material customers and suppliers, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

●	One Blockchain shall not:

●	materially amend, waive or otherwise change, its organizational documents;

●	incur any indebtedness in excess of $5,000,000 aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness in excess of $5,000,000;

●	(A) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee other than in the ordinary course of business, (C) grant any severance, retention, change in control or termination or similar pay, other than as provided for in any written agreements, in the ordinary course of business, consistent with past practice or as required by applicable law, (D) establish any trust or take any other action to secure the payment of any compensation payable by One Blockchain, (E) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any One Blockchain employee benefit plan with, for or in respect of any current consultant, officer, manager director or employee other than in connection with the Transactions or, except with respect to a director, officer or manager, in the ordinary course of business, (F) hire any employee with an annual base salary greater than or equal to $500,000 or engage any person as an independent contractor, in each case other than in the ordinary course of business or (G) terminate the employment of any employee with an annual base salary greater than or equal to $500,000 or due to death or disability other than for cause or in the ordinary course of business;

●	(A) make, change or rescind any material election in respect of taxes, (B) settle any material action in respect of taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return obtained in the ordinary course of business), (E) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material taxes, (G) file any amended material tax return, (H) file any tax return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar law), or any other material agreement pertaining to taxes, with any governmental authority;

●	(A) sell, assign, transfer or license any One Blockchain intellectual property to any person, (B) abandon, permit to lapse, or otherwise dispose of any material registered intellectual property, or (C) disclose any material trade secrets owned or held by One Blockchain to any person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

●	enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

●	waive, release, assign, settle or compromise any claim or Action (including any action relating to the Business Combination Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such party or its affiliates) not in excess of $750,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any liabilities or obligations, unless such amount has been reserved in One Blockchain’s financial statements, as applicable;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of One Blockchain, taken as a whole, other than (A) licensing of intellectual property in the ordinary course of business, (B) dispositions of obsolete or worthless equipment or assets that are no longer used or useful in the conduct of business, or (C) the sale or provision of goods or services to customers in the ordinary course of business;

●	acquire, directly or indirectly (including by merger, consolidation, purchase of equity interests or assets, or any other form of business combination), any corporation, partnership, limited liability company, business organization, division, or any material assets of any of the foregoing;

●	make any change in accounting methods, principles or practices, except as required by U.S. GAAP;

●	enter into, amend, waive or terminate any transaction with any related person, other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business or intercompany loans;

●	enter into any Variable Rate Transaction; or

●	authorize or agree to do any of the foregoing actions.

Covenants of Signing Day Sports

The Business Agreement provides that, subject to limited exceptions, prior to the Closing, Signing Day Sports will conduct itself in the following manner:

●	Signing Day Sports shall use its commercially reasonable efforts to, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practices (taking into account COVID-19 and any COVID-19 Measures) and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19 ). amend, waive or otherwise change, its organizational documents;

●	Signing Day Sports shall not:

●	amend, waive or otherwise change its organizational documents;

●	other than with respect to Permitted Capital Raises, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities or (B) enter into any engagement letters in connection with any of the foregoing;

●	split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	(A) incur, create, assume or otherwise become liable for any indebtedness (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any indebtedness;

●	incur, create, assume or otherwise become liable for any obligation not in the ordinary course of Signing Day Sports’ business;

●	terminate, waive or assign any material right under any material agreement to which it is a party, or enter into any contract that would be a material agreement if entered into prior to the date of the Business Combination Agreement;

●	establish any subsidiary or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

●	waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Signing Day Sports) not in excess of $25,000 (individually or in the aggregate), unless such amount has been reserved in Signing Day Sports’ financial statements;

●	acquire all or a portion of (directly and indirectly), including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such person in each case;

●	acquire all or a portion of (directly and indirectly), including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such person in each case;

●	except with respect to the Voting and Support Agreement, enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities;

●	(A) make, change or rescind any material election in respect of taxes, (B) settle any material action in respect of taxes, (C) make any material change in its accounting or tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return obtained in the ordinary course of business), (E) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material taxes, (G) file any amended material tax return, (H) file any tax return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement’’ as described in Section 7121 of the Code (or any similar settlement or other agreement under similar law), or any other material agreement pertaining to taxes, with any governmental authority;

●	(A) hire any employee or (B) adopt or enter into any employee benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of Signing Day Sports (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by Signing Day Sports));

●	enter into, amend, waive or terminate any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business;

●	amend or approve an equity incentive plan; or

●	enter into any Variable Rate Transaction.

●	During the Interim Period, Signing Day Sports will provide to BlockchAIn and One Blockchain all information reasonably requested and that is required to be included in the registration statement of which this proxy statement/prospectus forms a part, including the relevant Signing Day Sports financial statements to be prepared following the execution and delivery of the Business Combination Agreement, which will fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SGN at the respective dates of and for the periods referred to in such financial statements, which shall be (i) in accordance with U.S. GAAP methodologies applied on a consistent basis throughout the periods involved, (ii) in accordance with Regulation S-X or Regulation S- K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) in the case of annual financial statements, audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards.

●	During the Interim Period, Signing Day Sports will keep current and timely file all of its public filings with the SEC, and otherwise comply in all material respects with applicable securities laws and shall use commercially reasonable efforts prior to the Mergers to maintain the listing of the Signing Day Sports common stock on the NYSE American. The SEC Reports (x) will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) will not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they are filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

●	Signing Day Sports will take no action which will result in Signing Day Sports’ failure to comply with the NYSE American’s continued listing requirements. If Signing Day Sports fails to comply with any NYSE American listing standards, it will undertake commercially reasonable efforts to remedy such compliance failure promptly.

Covenants of BlockchAIn

The Business Agreement provides that, subject to limited exceptions, prior to the Closing, BlockchAIn will conduct itself in the following manner:

●	During the Interim Period, Holdings shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business (taking into account COVID-19 and COVID-19 Measures) consistent with past practices and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

●	BlockchAIn shall not:

●	amend, waive or otherwise change, its organizational documents, except to adopt the BlockchAIn Amended and Restated Certificate of Incorporation pursuant to the Business Combination Agreement;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities.

●	split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	(A) incur, create, assume or otherwise become liable for any indebtedness (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any Indebtedness, in each case, except for any such transactions with One Blockchain;

●	enter into any material agreement;

●	establish any subsidiary or enter into any new line of business;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case;

●	make any capital expenditures;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●	enter into any agreement, understanding or arrangement with respect to its voting or transfer of equity securities; or

●	authorize or agree to do any of the foregoing actions.

●	Any and all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees (including any associated penalties and interest) incurred in connection with or arising out of the Transactions shall be borne and paid by BlockchAIn. The parties shall cooperate in the execution and delivery of any and all instruments and certificates reasonably necessary to minimize the amount of any such transfer taxes and to enable any of the foregoing to comply with any tax return filing requirements for such transfer taxes. The person(s) required by applicable law to file any necessary tax returns and other documentation with respect to any transfer taxes shall timely file, or shall cause to be timely filed, with the relevant governmental authority each such tax return and shall timely pay to the relevant governmental authority all transfer taxes due and payable thereon. The cost and expense of preparing and filing such tax returns and documentation shall be borne by BlockchAIn.

Additional Terms

Proxy Statement/Prospectus

As promptly as practicable after the execution of the Business Combination Agreement, Signing Day Sports, BlockchAIn and One Blockchain agreed to prepare and file with the SEC this proxy statement/prospectus to be sent to the Signing Day Sports Stockholders relating to the Meeting to be held to consider approval and adoption of the proposals that are described in this proxy statement/prospectus.

Signing Day Sports Stockholders Meeting; Issuance of SGN Series A Preferred Stock

Signing Day Sports agreed to call and hold the Meeting as promptly as practicable after the date on which the registration statement of which this proxy statement/prospectus forms a part becomes effective. Signing Day Sports has agreed, through the Signing Day Sports Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus and agreed to include the Signing Day Sports Board Recommendation in this proxy statement/prospectus.

In order to facilitate the approval of the proposals contained in this proxy statement/prospectus at the Meeting, Signing Day Sports was required to issue to each holder of record of Signing Day Sports common stock as of the Record Date for the Meeting the SGN Series A Preferred Stock. Each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes on each of the proposals in this proxy statement/prospectus. The SGN Series A Preferred Stock shall be non-transferable except together with the underlying Signing Day Sports common stock, shall not be entitled to any dividends or distributions, shall not be convertible into any other security, and shall vote together with the Signing Day Sports common stock as a single class solely on the proposals contained in this proxy statement/prospectus and only by proxy prior to the opening of the Meeting, with the number of votes per share as is considered necessary to ensure that the proposals contained in this proxy statement/prospectus are approved at the Meeting.

Pursuant to the terms of the shares of SGN Series A Preferred Stock, all shares of SGN Series A Preferred Stock that are not voted prior to the opening of the Meeting will be automatically redeemed immediately prior to the opening of the Meeting and the shares of SGN Series A Preferred Stock that are voted prior to the opening of the Meeting will be automatically redeemed once all proposals set forth in this proxy statement/prospectus are approved by the Signing Day Sports Stockholders. Upon the approval of the proposals contained in this proxy statement/prospectus, including the Business Combination Proposal, all SGN Series A Preferred Stock that were voted prior to the opening of the Meeting will be automatically redeemed. The Signing Day Sports Board may also exercise its sole discretion to order redemption of all (but not part) of the outstanding shares of Series A Preferred Stock by delivering written notice of redemption to each Holder not less than two days prior to the redemption date specified in such at any time prior to the Meeting.

Except as described below, you may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank or other nominee. Unless otherwise provided on any applicable proxy or ballot with respect to voting on the proposals, the vote of each share of SGN Series A Preferred Stock entitled to vote on the proposals shall be cast in the same manner as the vote, if any, of the share of Signing Day Sports common stock in respect of which such share of SGN Series A Preferred Stock was issued as a dividend is cast on the proposals, as applicable, and the proxy or ballot with respect to shares of Signing Day Sports common stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of SGN Series A Preferred Stock held by such holder. Holders of shares of SGN Series A Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the shares of SGN Series A Preferred Stock on the proposals.

If you vote by proxy prior to the opening of the Meeting and either do not attend the Meeting or attend the Meeting but do not revoke or change your vote, then your shares of Signing Day Sports common stock and SGN Series A Preferred Stock owned by you as of the Record Date will be voted at the Meeting in the manner provided by proxy. If you vote by proxy prior to the opening of the Meeting, attend the Meeting, and revoke the voted proxy and change your votes, then your shares of Signing Day Sports common stock and SGN Series A Preferred Stock owned by you as of the Record Date will be voted as you vote them at the Meeting. If you do not vote prior to the Meeting by proxy, your shares of SGN Series A Preferred Stock will be automatically redeemed as of immediately prior to the opening of the Meeting, and you will remain entitled to vote only your shares of Signing Day Sports common stock owned by you as of the Record Date at the Meeting.

Upon redemption, each share of SGN Series A Preferred Stock (or fraction thereof) redeemed in any redemption will be redeemed in consideration for the right to receive an amount equal to $0.001 in cash for each ten shares of SGN Series A Preferred Stock beneficially owned, except as follows: (i) Former beneficial owners of less than ten shares of SGN Series A Preferred Stock redeemed in any redemption will not receive any cash payment; (ii) former beneficial owners of a number of shares of SGN Series A Preferred Stock not equal to a whole number that is a multiple of ten will entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares of SGN Series A Preferred Stock owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such that, for example, the former beneficial owner of 25 shares of SGN Series A Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of SGN Series A Preferred Stock redeemed pursuant to such redemption.

From and after the time at which any shares of SGN Series A Preferred Stock are called for redemption (whether automatically or at the direction of the Signing Day Sports Board), such shares of SGN Series A Preferred Stock shall cease to be outstanding, and the only right of the former holders with respect to such shares of SGN Series A Preferred Stock, as such, will be to receive the applicable redemption price, if any. The shares of SGN Series A Preferred Stock redeemed pursuant shall, upon such redemption, be automatically retired and restored to the status of authorized but unissued shares of preferred stock. Any shares of SGN Series A Preferred Stock that are automatically redeemed immediately prior to the opening of the meeting due to the failure of the holder to vote by proxy prior to the Meeting shall not be deemed to be outstanding for the purpose of voting or determining the number of votes entitled to vote on any matter submitted to the Signing Day Sports Stockholders from and after the time of the such redemption. Shares of SGN Series A Preferred Stock that are automatically redeemed at the conclusion of the Meeting or that are redeemed at the discretion of the Signing Day Sports Board shall not be deemed to be outstanding for any purpose of voting or determining the number of votes entitled to vote on any other matter.

Except as described below, a quorum of stockholders is necessary to hold a valid meeting. The presence, in person or being represented by proxy, at the Meeting of the holders of one-third of the shares of Signing Day Sports common stock and shares of SGN Series A Preferred Stock outstanding, or equal to [      ] voting shares, is necessary to constitute a quorum at the Meeting for the purpose of approving the proposals. On the Record Date, there were [      ] shares of Signing Day Sports common stock and [       ] shares of SGN Series A Preferred Stock outstanding and entitled to vote.

The number of shares of SGN Series A Preferred Stock outstanding and entitled to vote at the Meeting will be reduced by the number of such shares that are automatically redeemed immediately prior to the opening of the Meeting due to the failure of the holder of such shares to vote such shares by proxy prior to the Meeting. Therefore, the number of shares required to be present in person or by proxy will be one-third of the sum of the number of shares of Signing Day Sports common stock on the Record Date and the number of SGN Series A Preferred Stock that are outstanding and not automatically redeemed immediately prior to the opening of the Meeting due to the failure of the holder of such shares to vote such shares by proxy prior to the Meeting. Both your shares of SGN Series A Preferred Stock and shares of Signing Day Sports common stock will be counted toward the quorum at the Meeting only if you vote by proxy prior to the Meeting. If you attend the Meeting but do not vote by proxy prior to the Meeting, your shares of SGN Series A Preferred Stock will be automatically redeemed immediately prior to the opening of the Meeting and only your shares of Signing Day Sports common stock will be counted toward the quorum and may be voted at the Meeting.

Approval of the Adjournment Proposal will not require a quorum to be present at the Meeting.

Stock Exchange Listing

Each of Signing Day Sports, One Blockchain and BlockchAIn will use its commercially reasonable efforts to cause (i) BlockchAIn’s initial listing application(s) with the NYSE American (or other national securities exchange) in connection with the Transactions to have been approved including any valuation in respect of BlockchAIn required by the NYSE American (or such other national securities exchange), (ii) BlockchAIn to satisfy all applicable initial listing requirements of the NYSE American (or such other national securities exchange) in order to trade immediately following the completion of the Transactions and (iii) the BlockchAIn common shares issuable in accordance with the Business Combination Agreement (including the Earnout Shares) to be approved for listing on the NYSE American (or such other national securities exchange), subject to official notice of issuance, in each case prior to the date of the Closing.

Post-Closing BlockchAIn Board

With effect from the Closing, each party shall take all necessary action within its power so that the BlockchAIn Board is initially comprised of no less than five (5) and no greater than (7) directors. Signing Day Sports shall be entitled to designate at least one (1) director with all others to be designated by One Blockchain. The Business Combination Agreement provides that since the BlockchAIn board structure will be classified following the Closing, the Signing Day Sports’ nominee to the BlockchAIn Board will be appointed to the class with the shortest initial term applicable to any directors appointed as of the Closing. One Blockchain shall ensure that a sufficient number of its designees qualify as independent directors such that, when taken together with the other independent directors appointed to the BlockchAIn Board, the BlockchAIn Borad shall have a majority of “independent” directors for the purposes of the NYSE American.

Indemnification and Insurance

All rights to exculpation, indemnification, and advancement of expenses in favor of the current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn, as provided in the relevant organizational documents or any applicable indemnification, employment or other similar agreements, shall survive the Closing and remain in full force and effect, to the extent permitted by law, for a period of at least one year following the Closing. During this one-year period, BlockchAIn is obligated to ensure that the organizational documents of BlockchAIn, Signing Day Sports and One Blockchain continue to provide for exculpation and indemnification of and advancement of expenses to current or former directors and officers of Signing Day Sports, One Blockchain, and BlockchAIn on terms that are no less favorable than those in effect on the date of the Business Combination Agreement to the extent permitted by applicable law.

Signing Day Sports is permitted, prior to the Signing Day Sports Merger Effective Time, to procure and fully pay the premium for a “tail” insurance policy that provides directors and officers liability coverage for a period of up to six years for actions occurring before the Signing Day Sports Merger Effective Time. This policy must offer coverage that is substantially equivalent to, and in no event less favorable than, Signing Day Sports’ existing policy, or, if such coverage is unavailable, the best available alternative must be obtained.

In addition, One Blockchain is required, prior to the One Blockchain Merger Effective Time, to obtain and fully pay the premium for a six-year “tail” policy covering its directors and officers for events occurring prior to the One Blockchain Merger Effective Time. This policy must likewise provide coverage no less favorable in the aggregate than One Blockchain’s existing policy or the best available substitute. Furthermore, One Blockchain and BlockchAIn must maintain this insurance in full force for six years after the closing and are required to honor all obligations under the policy, including the payment of all premiums.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the date of the Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the One BlockchAIn Securityholders or the Signing Day Sports Stockholders, respectively, as follows:

(a)	by mutual written consent of Signing Day Sports, BlockchAIn, and One Blockchain;

(b)	by written notice by either Signing Day Sports or One Blockchain to the other if any of the conditions set forth under “Conditions to the Closing of the Business Combination” have not been satisfied or (where permissible) waived by the Outside Date, which shall be extended to February 15, 2026 if the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC by December 31, 2025 and the Closing has not occurred; provided, that such termination right is not be available to a party if the breach or violation by such party or its affiliates (or with respect to One Blockchain, the BlockchAIn) of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of a condition;

(c)	by written notice by either Signing Day Sports or One Blockchain to the other if a law or order has become final and non-appealable; provided, that such termination right is not available to a party if the failure by such party or its affiliates (or with respect to One Blockchain, BlockchAIn) to comply with any provision of the Business Combination Agreement was the principal cause of such law or order;

(d)	by written notice by One Blockchain to Signing Day Sports if (i) there has been a breach by Signing Day Sports of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Signing Day Sports becomes untrue or inaccurate, in any case, which would result in a failure of the condition to be satisfied that the representations and warranties of Signing Day Sports set forth in the Business Combination Agreement shall be true and correct in all material respects on and as of the date of the Business Combination Agreement and, if later, the date of the breach or the date by which the breach must be cured, if curable, except as otherwise provided, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to Signing Day Sports by One Blockchain or (B) the Outside Date; provided, that such termination eight will not be available to One Blockchain if at such time Signing Day Sports would be entitled to terminate the Business Combination Agreement for a material uncured breach by One Blockchain or Holdings;

(e)	by written notice by One Blockchain if Signing Day Sports receives a notice of delisting from the NYSE American and is not reasonably able to cure the deficiency promptly using commercially reasonable efforts or if Signing Day Sports is formally delisted from the NYSE American;

(f)	by written notice by Signing Day Sports to One Blockchain if (i) there has been a material breach by One Blockchain or BlockchAIn of any of their respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties has become untrue or inaccurate, in any case, which would result in a failure of the condition to be satisfied that the representations and warranties of One Blockchain or BlockchAIn set forth in the Business Combination Agreement shall be true and correct in all material respects on and as of the date of the Business Combination Agreement and, if later, the date of the breach or the date by which the breach must be cured, if curable, except as otherwise provided, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to One Blockchain by Signing Day Sports or (B) the Outside Date; provided that such termination right will not be available to Signing Day Sports if at such time One Blockchain would be entitled to terminate the Business Combination Agreement for a material uncured breach by Signing Day Sports;

(g)	by written notice by either Signing Day Sports or One Blockchain if the required stockholder approval is not obtained; or

(h)	by written notice by either Signing Day Sports or One Blockchain to the other if, prior to the Closing, the NYSE American refuses to approve or indicates it will not approve the initial listing application for BlockchAIn.

Termination Fees

In the event the Business Combination Agreement is terminated as a result of a material uncured breach by any party, the breaching party is required to pay to the non-breaching party an amount equal to the lesser of the non-breaching party’s actual expenses incurred in connection with the Transactions and the Breakup Fee. The Breakup Fee will not apply if: (i) the SEC does not declare effective or approve the registration statement of which this proxy statement/prospectus forms a part; (ii) the staff of the NYSE American indicates that the Transactions cannot proceed or otherwise provides comments that make it impracticable to complete the Transactions; or (iii) if BlockchAIn is not able to list on any other national securities exchange, provided such inability is not due to any listing deficiencies or non-compliance by Signing Day Sports. The Breakup Fee must be paid within one business day of the termination of the Business Combination Agreement.

Expenses

Whether or not the Transactions are consummated, all expenses incurred by any party or on its behalf in connection with the Business Combination Agreement, the Ancillary Documents and the Transactions shall be paid by the party incurring those expenses; provided that each of Signing Day Sports and One Blockchain shall be responsible for one-half of the costs and expenses incurred by BlockchAIn in preparing and filing the registration statement of which this proxy statement/prospectus forms a part, including SEC filing fees, NYSE American fees, the financial printer and transfer agent expenses (but not including attorney or auditor costs).

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendment

The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of Signing Day Sports and One Blockchain.

ANCILLARY DOCUMENTS AND RELATED AGREEMENTS

This section describes the material provisions of certain additional agreements that were entered into pursuant to the Business Combination Agreement, which are referred to herein as the “Ancillary Documents,” or otherwise in connection with the Business Combination. This section does not describe all of the terms of these agreements. The following summaries are qualified in their entirety by reference to the complete text of each of these agreements. Stockholders and other interested parties are urged to read them in their entirety prior to voting on the proposals presented at the Special Meeting.

Voting and Support Agreement

Pursuant to and concurrently with the execution of the Business Combination Agreement, each of certain Signing Day Sports Stockholders, consisting of the current directors and executive officers of Signing Day Sports, who collectively owned approximately 1.4% of the issued and outstanding shares of Signing Day Sports common stock as of the date of the Voting and Support Agreement, entered into the Voting and Support Agreement with BlockchAIn and Signing Day Sports. Pursuant to the Voting and Support Agreement, among other things, each such stockholder agreed, on the terms and subject to the conditions set forth therein, (i) to vote all of their respective voting shares in Signing Day Sports, in favor of the approval of the Transactions, (ii) not vote for any Alternative Transaction or any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction or cause a breach or failure to satisfy a closing condition of the Business Combination Agreement. The Voting and Support Agreement provides for the appointment of Signing Day Sports as each stockholder party’s proxy to attend the Meeting and vote in accordance with the requirements of the Voting and Support Agreement. In addition, the Voting and Support Agreement provides that each of the stockholder parties will not transfer such party’s shares of Signing Day Sports common stock, or take certain actions relating to the voting or transfer of such stockholder’s shares of Signing Day Sports common stock, subject to certain exceptions. The Voting and Support Agreement will terminate upon the earlier of the Closing or the termination of the Business Combination Agreement prior to the Closing in accordance with its terms.

On the Record Date, the stockholder parties to the Voting and Support Agreement owned approximately [1.4]% of the outstanding shares of Signing Day Sports common stock. Accordingly, the Voting and Support Agreements ensure that at least [1.4]% of the outstanding shares of Signing Day Sports common stock will vote in favor of the Business Combination and Business Combination Agreement at the Meeting.

The full text of the Voting and Support Agreement is attached as Annex D hereto, and the terms of that agreement are incorporated herein by reference.

Lock-Up/Leakout Agreements

At the Closing, each One Blockchain Securityholder and each Signing Day Sports principal and officer and director will enter into a Lock-Up Agreement with BlockchAIn. These parties are expected to have aggregate ownership of [41,066,983] common shares or [88.4]% of the BlockchAIn common shares after the Closing. The BlockchAIn common shares to be issued pursuant to the Advisory Agreement are not subject to lock-up restrictions.

The Lock-up Agreements will place the following restrictions on these parties’ sales of BlockchAIn common shares;

●	These parties may not sell or otherwise transfer their BlockchAIn common shares for six months after the Closing, subject to certain customary exceptions.

●	From and after the first day on which, subsequent to the date of the Closing, the last reported sale price of BlockchAIn common shares on the NYSE American equals or exceeds the implied fully diluted per share value of the Signing Day Sports common stock for any 20 trading days within any 30-trading day period, the Holder may Transfer, without restriction, up to 25% of the securities held by the parties on that date.

Advisory Agreement

One Blockchain and Maxim Group are parties to the Advisory Agreement. Pursuant to the Business Combination Agreement, and in accordance with the Advisory Agreement, at the Closing, BlockchAIn will issue to Maxim Group: (i) a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, and (ii) at such time the Earnout Shares, if any, are issued, a number of BlockchAIn common shares equal to 3.5% of the number of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

At the Meeting, Signing Day Sports Stockholders will be asked to approve the Business Combination Agreement and the transactions contemplated therein, including the issuance of BlockchAIn common shares to the Signing Day Sports Stockholders and the One Blockchain Securityholders pursuant to the Business Combination Agreement, which proposal is referred to as the “Business Combination Proposal”.

As a result of the Signing Day Sports Merger, each outstanding share of Signing Day Sports common stock will be exchanged for one (1) BlockchAIn common share. In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that has not previously been exercised prior to the Closing will be converted into equivalent options and warrants to purchase BlockchAIn common shares, and each option will immediately become fully vested. As of [         ], 2025, there were options to purchase [6,024] shares of Signing Day Sports common stock outstanding and warrants to purchase [20,306] shares of Signing Day Sports common stock outstanding.

At the same time, the One Blockchain Merger will occur. As a result of the One Blockchain Merger, the One Blockchain membership interests outstanding prior to the One Blockchain Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holders thereof to receive the One Blockchain Merger Consideration, which will consist of the number of BlockchAIn common shares equal to the product of the SGN Outstanding Shares multiplied by 1/0.085, subject to adjustment, minus the SGN Outstanding Shares.

Prior to the Closing, BlockchAIn may adjust the number of BlockchAIn common shares that each share of Signing Day Sports common stock will be converted into, so long as (i) after such adjustment, the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will not be less than 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

The Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the One Blockchain Merger Consideration, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing, a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

The number of BlockchAIn common shares offered in connection with the Closing is expected to be [46,444,482] (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $[5.06] (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $[19,975,772] and $[207,510,145] (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Holders of shares of the SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting that are described below, or by order of the Signing Day Sports Board in its sole discretion.

The terms of, reasons for, and other aspects of the Business Combination Agreement, the Business Combination and the issuance of BlockchAIn common shares in the Business Combination are described in detail in the section “The Business Combination”. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus.

The Business Combination is subject to certain risks. See “Risk Factors – Risks Related to the Business Combination.”

Appraisal and Dissenters’ Rights

Under the DGCL, Signing Day Sports Stockholders and holders of SGN Series A Preferred Stock are not entitled to appraisal rights in connection with the Business Combination Proposal.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Signing Day Sports common stock and shares of SGN Series A Preferred Stock, voting as a single class, is required to approve the Business Combination Proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal.

THE SIGNING DAY SPORTS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Business Combination Proposal.

PROPOSAL 2 — THE GOVERNANCE PROPOSAL

Overview

At the Meeting, Signing Day Sports Stockholders will be asked to consider and vote upon, on a non-binding advisory basis, certain governance provisions relating to material differences between Signing Day Sports’ current Second Amended and Restated Certificate of Incorporation, as amended, and the BlockchAIn Amended and Restated Certificate of Incorporation.

Signing Day Sports Stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the BlockchAIn Amended and Restated Certificate of Incorporation and the existing Signing Day Sports Certificate of Incorporation, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals:

Governance Proposal 2(a) — To increase the number of authorized BlockchAIn common shares to [       ];

Governance Proposal 2(b) — To provide for [        ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board;

Governance Proposal 2(c) — To require that stockholders only act at meetings of BlockchAIn and not by written consent;

Governance Proposal 2(d) — To provide for the BlockchAIn Board to be classified;

Governance Proposal 2(e) — To provide that the BlockchAIn Board or any director of BlockchAIn may be removed for cause only by at least a majority of the voting power of all of the then outstanding shares of voting stock of BlockchAIn entitled to vote at an election of directors;

Governance Proposal 2(f) — To provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and claims; and

Governance Proposal 2(g) — To allow the directors of the Combined Company to approve a reverse stock split of the BlockchAIn common shares based on an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation.

Reasons for the Governance Proposals

Governance Proposal 2(a)

The principal purpose of this sub-proposal is to authorize [        ] BlockchAIn common shares. The greater number of authorized BlockchAIn common shares will be used to issue shares pursuant to the Business Combination Agreement and for general corporate purposes. Additionally, the Signing Day Sports Board believes that it is important for the Combined Company to have available for issuance a number of authorized BlockchAIn common shares sufficient to support the growth of BlockchAIn following the consummation of the Business Combination, and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued common shares may enable the BlockchAIn Board to render it more difficult or to discourage an attempt to obtain control of the Combined Company and thereby protect continuity of or entrench its management, which may negatively impact the market price of the BlockchAIn common stock. If, in the due exercise of its fiduciary obligations, for example, the BlockchAIn Board were to determine that a takeover proposal was not in the best interests of the Combined Company, such shares could be issued by the BlockchAIn Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent BlockchAIn Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable the Combined Company to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. BlockchAIn currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Governance Proposal 2(b)

The Signing Day Sports Board believes that authorizing [        ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Notwithstanding the foregoing, authorized but unissued shares of preferred stock may enable the BlockchAIn Board to render it more difficult or to discourage an attempt to obtain control of BlockchAIn and thereby protect continuity of or entrench its management, which may negatively impact the market price of the BlockchAIn common stock. If, in the due exercise of its fiduciary obligations, for example, the BlockchAIn Board was to determine that a takeover proposal was not in the best interests of BlockchAIn, such shares of preferred stock could be issued by the BlockchAIn Board, in certain circumstances, without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent BlockchAIn Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the BlockchAIn Board to issue the authorized shares of preferred stock on its own volition will enable BlockchAIn to have the flexibility to issue such shares of preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. However, BlockchAIn currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Governance Proposal 2(c)

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that any action to be taken by the BlockchAIn stockholders may not be taken by written consent. The Signing Day Sports Board believes that each decision of the BlockchAIn stockholders should be made by all stockholders and only after thoughtful consideration of complete information. Information is provided to stockholders through a proxy statement, and the period between delivery of the proxy statement and the stockholder meeting provides time for consideration of stockholder proposals. The Signing Day Sports Board believes that all stockholders, not just stockholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority stockholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority stockholders to follow a different course, or selling their shares.

The BlockchAIn Amended and Restated Certificate of Incorporation will have the effect of preventing BlockchAIn stockholders from taking action at any time other than at an annual meeting or a special meeting to replace directors or take any other action authorized to be taken by stockholders under the DGCL, the BlockchAIn Amended and Restated Certificate of Incorporation, and BlockchAIn’s bylaws. The BlockchAIn Amended and Restated Certificate of Incorporation may make more difficult, or delay, actions by a person or a group seeking to acquire a substantial percentage of BlockchAIn common shares, to replace directors or to take other action to influence or control its management or policies, even though the holders of a majority of the outstanding BlockchAIn common shares might desire those actions.

Governance Proposal 2(d)

The BlockchAIn Board will be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The division of the BlockchAIn Board into three classes with staggered three-year terms may delay or prevent a change of BlockchAIn’s management or a change in control. However, the Signing Day Sports Board believes that the classification of the BlockchAIn Board will encourage experience and leadership stability following the Business Combination. The Signing Day Sports Board also believes that such classification will assure desirable continuity in leadership and policy following the Business Combination.

Governance Proposal 2(e)

Because the BlockchAIn Amended and Restated Certificate of Incorporation will provide that the BlockchAIn Board will be classified, directors of BlockchAIn may only be removed for cause under the DGCL. The BlockchAIn Amended and Restated Certificate of Incorporation will provide for the removal of directors for cause only by the affirmative vote of at least a majority of the total voting power of all of the then outstanding shares of voting stock of BlockchAIn entitled to vote at an election of directors (other than those directors elected by the holders of any series of preferred stock, who shall be removed pursuant to the terms of such preferred stock). The Signing Day Sports Board believes that a voting requirement of removal for “cause” will be appropriate to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Signing Day Sports Board was cognizant that the One Blockchain Securityholders will control a majority of the voting power of the BlockchAIn common stock following the Business Combination.

Governance Proposal 2(f)

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain actions and claims. These provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, claims made under the Securities Act must be brought in federal district courts. This provision is intended to assist BlockchAIn in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Signing Day Sports Board believes that the Delaware courts are best suited to address disputes involving such matters given that BlockchAIn is incorporated in Delaware, Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. These attributes provide stockholders and BlockchAIn with more predictability regarding the outcome of intra-corporate disputes. In addition, this provision is intended to promote judicial fairness and avoid conflicted results, as well as make BlockchAIn’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Governance Proposal 2(g)

Prior to the Closing, the stockholders of BlockchAIn will authorize the BlockchAIn Board to approve one or more reverse stock splits of the BlockchAIn common shares issued and outstanding at the time of such reverse stock split at a cumulative exchange ratio of between one-for-two and one-for-five hundred shares. Upon such approval the BlockchAIn Board may determine, in its sole discretion, whether to implement any reverse stock split by filing an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to BlockchAIn’s first annual meeting of shareholders following the Closing. This authorization is intended to provide the Combined Company the means to maintain compliance with the continued listing requirements of the NYSE American, and in particular any minimum stock price requirement, if required, as well as to realize certain beneficial effects of a higher trading price for the BlockchAIn common shares, including the ability to appeal to certain investors and potentially increased trading liquidity under appropriate circumstances.

Appraisal and Dissenters’ Rights

Under the DGCL, Signing Day Sports Stockholders and holders of SGN Series A Preferred Stock are not entitled to appraisal rights in connection with the Governance Proposal.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Meeting, whether present at the Meeting or represented by proxy at the Meeting, is required for approval of the Governance Proposal. Abstentions and “broker non-votes” will have the effect of a vote against the Governance Proposal.

THE SIGNING DAY SPORTS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE GOVERNANCE PROPOSAL.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Governance Proposal.

PROPOSAL 3 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if put to the Meeting and adopted, will allow the Signing Day Sports Board to adjourn the Meeting to a later date or dates, (i) if based upon the proxies held at the time of the Meeting, a quorum has not been obtained, or there are not sufficient votes to approve any proposal, (ii) if the Signing Day Sports Board determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or (where permissible) waived, or (iii) for any other reason as determined by the chairman of the Meeting.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by stockholders, the Signing Day Sports Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for the approval of a Proposal at the Meeting. In such event, Signing Day Sports will not be able to complete the Business Combination and may be required to pay a termination fee under the Business Combination Agreement.

Appraisal and Dissenters’ Rights

Under the DGCL, Signing Day Sports Stockholders and holders of SGN Series A Preferred Stock are not entitled to appraisal rights in connection with the Adjournment Proposal.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Meeting, whether present at the Meeting or represented by proxy at the Meeting, is required for approval of the Adjournment Proposal. A quorum will not be required for the approval of the Adjournment Proposal.

THE SIGNING DAY SPORTS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

SIGNING DAY SPORTS BUSINESS

Business Overview

We are a technology company developing and operating a platform aiming to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We fully support football, baseball, softball, and men’s and women’s soccer. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019. During 2024 and the first six months of 2025, 8,311 and 3,501 aspiring high school athletes and groups throughout the United States subscribed to the Signing Day Sports platform, respectively. Colleges in the National Collegiate Athletic Association (NCAA) Division I, Division II, and Division III, and the National Association of Intercollegiate Athletics (NAIA), have utilized our platform for recruitment purposes.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started Signing Day Sports, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We believe that we identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and student-athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and student-athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of a student-athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and student-athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. Our goal is to change the way sports recruitment is done for the betterment of everyone.

Corporate History

Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated (collectively, the “Arizona-to-Delaware Conversion Process”). On that date, a certificate of formation of Signing Day Sports, LLC, a Delaware limited liability company (“SDS LLC – DE”), and a certificate of conversion of SDS LLC – AZ into SDS LLC – DE, were filed with the Delaware Secretary of State. On September 9, 2021, a certificate of incorporation (as amended prior to the effectiveness of the Amended and Restated Certificate of Incorporation (as defined below), the “Certificate of Incorporation”) of Signing Day Sports, Inc., a Delaware corporation (“SDS Inc. – DE”), and a certificate of conversion of SDS LLC – DE into SDS Inc. – DE were filed with the Delaware Secretary of State. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

A unanimous written consent of the board of directors of SDS Inc. – DE, dated as of March 25, 2022, approved the form of an Agreement and Plan of Merger between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”) and related merger documents, the related merger transactions, the form of certain Settlement Agreements (as defined below), the form of a Shareholder Agreement among the Company and the stockholders of the Company (the “Shareholder Agreement”), and a proposed capitalization table of SDS Inc. – DE, approved and ratified the Certificate of Incorporation and approved amended and restated bylaws of SDS Inc. – DE, and approved and ratified related matters. In anticipation of the execution of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or stockholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into a Settlement Agreement and Release (each individually, the “Settlement Agreement,” and collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements. The stockholders of SDS Inc. – DE and the members of SDS LLC – AZ executed unanimous written consents, dated as of May 17, 2022 and July 6, 2022, respectively, approving the Merger Agreement and related transactions, the form of the Settlement Agreements, the form of the Shareholder Agreement, an updated capitalization table of SDS Inc., and approved and ratified the Certificate of Incorporation, the amended and restated bylaws, the prior corporate actions that were taken in connection with the Arizona-to-Delaware Conversion Process, and certain related matters.

On May 17, 2022, the Shareholder Agreement was entered into by and among the Company and the stockholders of the Company. The Shareholder Agreement provided certain restrictions, rights and obligations relating to the proposed sale, transfer or other disposition of the shares of the Company. The Shareholder Agreement terminated in accordance with its terms upon the closing of the Company’s initial public offering of its common stock on November 16, 2023 and listing on the NYSE American in connection with the closing.

On July 11, 2022, the Merger Agreement was executed. On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC.

On March 13, 2023, a 1-for-5 reverse stock split, in which each five shares of the outstanding common stock were automatically combined and converted into one share of outstanding common stock, was approved by the Signing Day Sports Board, and was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock as of April 4, 2023. On April 14, 2023, we filed a certificate of amendment to the Certificate of Incorporation, which provided for such reverse stock split, and such reverse stock split became effective on the same date.

On May 5, 2023, the amendment and restatement of the Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on May 9, 2023, the amended and restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) was filed with the Delaware Secretary of State and became effective the same date. Effective the same date, the second amended and restated bylaws of the Company were adopted by unanimous written consent of the board of directors; and on December 4, 2023, the Signing Day Sports Board unanimously approved an amendment to such bylaws. On February 27, 2024, the amendment and restatement of the Amended and Restated Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on the same date, the Signing Day Sports Certificate of Incorporation was filed with the Delaware Secretary of State and became effective upon filing. On October 10, 2024, the stockholders of the Company approved a proposal to approve one or more amendments of the Signing Day Sports Certificate of Incorporation to effect one or more reverse stock splits of the Signing Day Sports common stock, at a ratio ranging from any whole number between 1-for-2 and 1-for-100 and in the aggregate not more than 1-for-100, inclusive, as determined by the Signing Day Sports Board in its discretion, subject to the Signing Day Sports Board’s authority to abandon such amendments. On November 5, 2024, the Signing Day Sports Board unanimously approved a 1-for-48 reverse stock split of the Company’s issued and outstanding common stock, effective on November 16, 2024. On November 14, 2024, the Company filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation providing for such reverse stock split, and that such Certificate of Amendment would become effective at 12:01 a.m. Eastern Standard Time on November 16, 2024.

On [ ], 2025, the Signing Day Sports Board declared a dividend of one (1) share of the Company’s newly designated “Series A Preferred Stock” for each outstanding share of Signing Day Sports common stock to stockholders as of the Dividend Date. The rights, preferences, limitations, and other matters relating to the shares of SGN Series A Preferred Stock are set forth in a Certificate of Designation.

As of the date of this proxy statement/prospectus, we have no subsidiaries.

Our fiscal year ends on December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

Our Strategy

Prior to the execution of the Business Combination Agreement with One Blockchain, Signing Day Sports’ strategy was to grow its business organically as well as through acquisitions. Due to challenges in raising sufficient capital to pursue this strategy, Signing Day Sports’ strategy now is to merge with an operating company with sufficient cash resources to fund future operations of BlockchAIn.

Our Platform

Signing Day Sports is a platform in the form of an app available on Apple’s App Store and Google Play for student-athletes and a website portal on personal computers for coaches and recruiters for data review. The platform interface is designed to be optimized for each participant in the sports recruitment process. The three-tiered technology platform serves student-athletes, their parents, high school and sports club coaches, college coaches, and professional scouts.

Student-athletes can upload key information and video-verified data that is critical in the recruitment process. The data fields in our player platform include the following: Video-verified measurables (such as height, weight, 40-yard dash, wingspan, hand size), academic information (such as official transcripts and SAT/ACT scores), and technical skill videos (such as drills and speed tests that exemplify player mechanics, coordination, and development).

College coaches, team managers and other recruiters can load in all student-athletes on their respective teams, sports clubs or programs. They can use the platform to communicate directly with student-athletes, track their progress in the weight room and training field, and manage other aspects of their student-athletes. Additionally, the platform serves as an important tool for recruitment and development. College coaches can manage their entire recruitment process through our platform. Our platform provides college coaches an optimized organizational system, communication tools, and verified data to make informed decisions and save program costs. Student-athletes and parents can use the platform to communicate with their coaches and managers as well as track individual performance and key metrics that are valuable to recruiters. The platform was built by athletes and recruiters for athletes and recruiters, and we believe it truly represents the future of sports recruitment.

Our Platform’s Features

Our recruitment platform allows student-athletes to manage their recruitment profile, upload drills and evaluation metrics, interview, and communicate directly with recruiters in our proprietary ecosystem. Among the features our platform provides are:

Manage Student-Athlete’s Profile

Student-athletes can easily set up an account to start completing a profile by uploading their measurables, testing stats, academics, and demographic information.

Upload Key Drills and Statistics for Recruiters to Evaluate

Athletes can easily upload key video-verified measurements, drills and speed tests such as the 40-yard dash, 5-10-5 shuttle and standing broad jump, that recruiters at all levels will need to review to decide on proceeding with the recruitment process.

Keep Track of Student-Athlete Stats and Get Verified

Users can upload their game logs after each game or each week to keep their season stats up to date. We verify this data to potentially increase a student-athlete’s chances to get recruited. Recruiters will need to see and validate a student-athlete’s key attributes such as:

●	Height;

●	Weight;

●	Hand-size;

●	Wing-span;

●	Academic information;

●	Other sport specific attributes; and

●	Individual drill and game videos.

By having this baseline information verified with digital transcripts (image, video, document), a recruiter can establish a baseline of trust establishing a highly educated decision on how to proceed with a student-athlete. Without this kind of verification, a recruiter must trust what was input on a spreadsheet by a student-athlete or a paid recruitment consultant. This reliance can lead to confusion, false starts, wasted time, and loss of confidence in the information. This reliance can also cause, unfairly at times, the recruiter to lose trust in the student-athlete that may have inappropriately mis-recorded key attributes.

Let Recruiters Meet the Real Student-Athlete

Through our platform, student-athletes can introduce themselves to a recruiter before they have even stepped on a facility’s grounds. The platform’s interview process gives recruiters a first look at the player behind the film. This function is important because recruiters want to get a sense of a student-athlete’s personality before they take the next step in the recruitment process.

Actual Game Film

The platform also allows recruiters to view actual games and highlight films of student-athletes by integrating with verified game film distribution services.

College Coaches Search Option

The platform’s college coaches search option allows student-athletes and their families to conduct a comprehensive search of colleges and universities in the United States and connect with their coaches. It allows searches by area of the country, conference and state, and by Power Four, Division One, FCS, Division Two, Division Three and NAIA membership. It provides an overview of each school, including conference affiliation, school size, and location, and undergraduate degree programs. Each school listing includes the names, emails and social media links for all coaches, graduate assistants, analysts and personnel directors, allows student-athletes and their families to email and connect with them on social media directly from the app, and save favorites lists of selected schools and coaches.

Pricing

All platform users can freely download the mobile app version of our platform. Individual student-athletes can use the app’s features for a temporary free-trial period without payment and must subscribe to continue to use the features of the platform. Student-athletes participating in Bowl combines receive one month of access to the Signing Day Sports app’s recruiting platform with registration, a Signing Day Sports recruiting profile with personal guidance from recruiting experts, video highlights from their combine, and tools to put their game highlights into their profiles on the Signing Day Sports app, and also must subscribe to continue to use the features of the platform. College coaches/recruiters can generally access the platform to evaluate and contact potential recruits without payment. Athletic departments or other group organizations may be eligible for reduced pricing per student-athlete if the whole team participates. Subscriptions for individual student-athletes are currently $249.99 for an annual plan and $24.99 for a monthly plan. Under our strategic alliance agreement with Elite Development Program Soccer (“EDP”), we offer one-year subscriptions to our platform for a discount price of $175.00 for referrals who purchase an annual subscription, with each referring EDP club having the option to charge a referral up to an additional $124.99 for the subscription. During each term of the agreement, we will remit $50.00 to EDP per referral subscription, pay EDP $75,000 per annual term to pay for EDP’s expenses to perform its obligations under the agreement, and we will pay EDP certain revenue share fees depending on the amount of revenue received from referral subscriptions. See “—Sales and Marketing – Strategic Alliance and Sponsorship Agreements – Strategic Alliance Agreement with Elite Development Program Soccer”. We also have certain pricing arrangements under agreements with other organizations. See “—Sales and Marketing – Other Agreements”.

Technology

Our current technology’s basic attributes are listed below, and may change.

Infrastructure

●	Hosted on: Microsoft Azure cloud infrastructure

●	Primary Server Application OS: Linux

●	Primary database: MySQL

●	Primary programming languages: PHP, JavaScript

CI/CD - Continuous Integration, Continuous Deployment

●	Test-Driven Development with PHPUNIT tests

●	GitHub code repository

●	Deployments of application container builds to Azure using GitHub actions

Code Stack

●	PHP

●	Laravel

●	Vue.js

●	Docker

●	JavaScript

●	React Native

Microservices Model

●	Passport

●	OAuth 2.0

●	Postman

Key Third-Party Technology Services

●	Azure Cloud

●	Bugsnag

●	Launch Darkly

●	Twilio

●	Sendgrid

Customers

During 2024 and the first six months of 2025, 8,311 and 3,501 aspiring high school athletes and groups throughout the United States subscribed to the Signing Day Sports platform, respectively. Colleges in the NCAA Division I, Division II, and Division III, and the NAIA, have utilized our platform for recruitment purposes. Signing Day Sports initially supported football student-athletes, and now also offers a platform for baseball, softball, and men’s and women’s soccer, resulting in even more recruiter and student-athlete platform participants.

We primarily develop our customers through our strategic alliances and sponsorships and direct marketing. For example, as part of our sponsorship agreement with the owner of the Bowl, each student-athlete participant in a combine series pays us an entry fee; we provide each participant with a trial subscription to our platform; and we attempt to convert each trial into a paying subscription using direct marketing. As another example, as part of our strategic alliance with EDP, we market primarily to each EDP soccer club to offer discount subscriptions to our platform to the club’s student-athletes.

We solicit feedback from our customers and coaches on a regular basis, allowing us to understand their evolving needs. We have used this feedback to develop new applications and we intend to continue to develop new offerings based on customer feedback. Our business is not dependent on any particular end customer.

Our Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

We also use products, technologies, and intellectual property that we license from third parties for use in our business-to-business and business-to-consumer offerings. Substantially all our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain, or expand licenses for popular technologies in a competitive market.

Research and Development

Our research and development team is responsible for the design, architecture, operation and quality of our platform. In addition to improving on the platform’s features, functionality and scalability, the Company’s R&D team is tasked with coordinating with our cloud operations staff to ensure that our platform is available, reliable, and stable.

Our technical staff monitors and regularly tests our platform, and may on occasion use third-party quality control software. We also maintain a regular release process to update and enhance our existing solutions. In addition, we engage security consulting firms to perform periodic vulnerability analysis of our solutions.

Additional Markets

We currently operate primarily in the United States. Expansion beyond our current market may require changes to effectively penetrate international markets, such as translations of our website and apps into several additional languages, offer customer services and technical support in the local language of foreign key markets, and implement data-privacy and other relevant compliance procedures of non-U.S. regulatory regimes.

Technology and Human Resources Vendor Relationships

We maintain key relationships with certain vendors and third-party service providers to provide critical infrastructure and services to enable us to provide a full suite of services for our customers and human resources. We also make every effort to ensure that risk is appropriately managed with each vendor or third-party service provider. For example, we may use redundant accounts or deployments for a given vendor or third party’s services, or maintain a backup strategy in case a vendor or third party fails to provide the contracted services. These strategies enable us and our platform to continue to function without complete service disruption for our users and staff if a vendor or third-party service provider encounters any issues.

The following are some of our key vendor and third-party service provider relationships:

●	Under arrangements with a number of service providers, third-party database platforms are used to distribute student-athlete data gathered on our platform to college coaches and recruiters. The shared data may include prospect name, camp jersey number, graduation year, height, weight, various verified athletic measurements, contact information including address, city, state, zip code, high school, other biographical information collected during the registration process, and photos of the prospects. The data will be accessible through the third party’s database platform, and college coaches and recruiters may use the third party’s database platform to evaluate and contact student-athletes that register on our platform. It is believed that by increasing student-athletes’ exposure to college recruiters through these arrangements, more student-athletes may subscribe to our platform to maintain and promote their recruitment profile. No payments are made to the database platform providers by us as part of these arrangements.

●	Under a client service agreement with Tilson HR, Inc. (“Tilson”), dated June 18, 2020, Tilson agreed to pay wages and benefits, withhold employment taxes, maintain workers’ compensation, and provide certain other employment-related services to certain designated employees of Signing Day Sports and co-employed by Tilson. We agreed to provide certain information to Tilson and meet certain employment conditions for any co-employed employees. We will generally remain solely responsible for co-employed employees’ acts, errors or omissions with respect to the business activities of Signing Day Sports. Both parties will cooperate, develop, and implement employment policies and practices relating to co-employed employees, administer paid time off and report any claim, accident, injury, or complaint to the other in relation to co-employed employees. Under the agreement, we paid Tilson an initial enrollment fee, gross payroll and benefits for each co-employed employee each pay period, and a service fee of $500 per month for groups of 6 or under, following which time the administrative fee will convert to $1,075 per employee per year, which will increase 4% annually after the initial contract term. We must maintain certain general liability insurance, comprehensive automobile liability insurance, and certain professional liability insurance if applicable. The agreement also has customary mutual employee non-solicitation provisions. The agreement also requires an annual irrevocable letter of credit guarantee from our bank. The agreement has a two-year term and automatically renews for additional two-year terms until terminated by either party providing at least sixty days of written notice, by Tilson immediately without notice upon certain material breaches by us, or by us immediately with payment of an early termination penalty.

●	Under an order for services with Paycor Services, dated May 23, 2022, Paycor Services provides employee payroll and benefit support services. We must pay an annualized fee of $11,786. The agreement is subject to an early termination fee if terminated prior to the six-month anniversary of the effective date.

Sales and Marketing

Our sales and events and marketing teams work together closely to drive market awareness, build a strong sales pipeline and cultivate customer relationships to drive revenue growth.

Marketing Overview

Our marketing organization is focused on building our brand reputation, increasing the awareness and reputation of our platform, and driving customer demand. We also engage in paid media and web marketing, attend industry and trade conferences, and host events and jamborees for student-athletes, coaches, parents, and other stakeholders. We employ a wide range of digital programs, including search engine marketing, online and social media initiatives, and content syndication to increase traffic to our website and encourage new customers to sign up. We also harness targeted radio advertising to drive down our cost of acquisition and increase awareness of the brand.

Additionally, we plan to engage in more joint marketing activities with other organizations through our sports and technology alliances and collaborations along with pursuing an affiliate marketing program focused on our core sports domains and individual social media influencers. As part of our efforts to market our online recruiting services, we will attempt to enter into affiliate marketing agreements with individuals and groups within the high school, sports club, and college sports community. We expect this affiliate marketing system will allow us to spend fewer resources on direct advertising, provide enhanced direct or targeted marketing, and lead to increased traffic on our website.

Strategic Alliance and Sponsorship Agreements

Sponsorship Agreements for The U.S. Army Bowl

2022 Sponsorship Agreement

During the term of our former Draft Sponsorship Agreement, dated September 9, 2022 (the “2022 Sponsorship Agreement”), between the Company and Goat Farm Sports, a New Jersey limited liability company and the owner of the Bowl (“GFS”), we were the exclusive national recruiting partner for the Bowl in 2022, 2023 and 2024, an annual national all-star game for U.S. high school football along with a branded football combine, fiesta event, all-star youth championship, 7v7 and flag championship, and National Signing Day event, which is traditionally the first day that a high school senior can sign a binding National Letter of Intent committing to attend a year at a NCAA member school in exchange for athletics financial aid. The first Bowl held during the term of the 2022 Sponsorship Agreement was held in December 2022 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we were able to promote ourselves, advertise to, and onboard student-athletes as a sponsor through the game’s advertising channels.

Each year, the U.S. Army Bowl National Combine Series features a series of drills and assessments to measure participating student-athletes’ athleticism and football skills. Under the 2022 Sponsorship Agreement, data collected and analyzed by our platform from these drills and assessments are part of the selection process for determining whether student-athletes participating in the combines may advance to the Bowl and/or National Combine events in December. Each student-athlete is reviewed based on physical ability, skills, game film, combine numbers, and, most importantly, their character, values and leadership. Student-athletes participating in Bowl combines receive one month of access to the Signing Day Sports app’s recruiting platform with registration, a Signing Day Sports recruiting profile with personal guidance from recruiting experts, video highlights from their combine, and tools to put their game highlights into their profiles on the Signing Day Sports platform. Since the beginning of this collaboration, a significant percentage of combine participants have converted to paid platform subscriptions. We also played a pivotal role in the U.S. Army Bowl game itself each December. Our announcement booth is featured prominently as participating senior student-athletes and their families announce their college commitments in front of a national audience. The Company announced and interviewed student-athletes invited to participate in next year’s U.S. Army Bowl game.

Under the 2022 Sponsorship Agreement, we had onsite marketing rights at every Bowl event and football event during the week of Bowl events in the Frisco region at all such events operated by GFS, as well as onsite marketing nationally or internationally, wherever GFS produces and owns such football events, which can include showcases/training camp, combine, 7v7, College Football All-America Team honors selection and other events, rankings shows, and reality show series dedicated to high school football athletes that GFS owns and produces. We also have a national presence at The Ladies Ball, a girls’ basketball tournament owned by GFS, for 2023 and 2024 with branding rights, access to student-athlete data and on-site education.

Under the 2022 Sponsorship Agreement, we had unlimited rights to reuse all Bowl-related media in social media and other media, including on-air content packages, pre-game promos and other footage taken at the Bowl featuring the Company’s apparel or recruiting services. Our branding benefits included Bowl-provided Company signage at the Bowl including eight sideline banners at Bowl events; having our logo, tagline and “National Recruiting Partner” status featured on all official Bowl-related materials including tickets and lanyards; and Bowl-provided Company-branded non-game day apparel for student-athletes and coaches. We had the right to provide other promotional materials to all student-athletes, coaches and media members at each regional and national event. The Bowl’s website was required to feature our logo, tagline, and key messaging; we were required to be featured in Bowl social and digital media in the months leading up to Bowl events, every day in the week prior to an event and at least twice on the date of an event. During a Bowl event, we were recognized as “National Partner” with a script provided by us on the Bowl’s schedule. We had the right to construct and place a booth at or near Bowl registration and at all Bowl events to promote the Company and hand out materials to attendees. We had the right to have a sales representative at the booth to sell services or products at Bowl events and meet coaches, players and spectators. We also had the right to have breakout functions for speaking opportunities with coaches, student-athletes and parents at Bowl events. We were required to receive a complete database after each Bowl event with all student-athlete and parent information. In addition, we were required to receive 500 game tickets to use for any purpose and 25 VIP tickets. The television broadcasting rights were required to include featuring our national sponsorship status with the official Bowl logo on all U.S. television packages and certain international broadcasts, six Company TV spots, opening, middle and closing billboards, and a detailed $100,000 media plan promoting us at the Bowl and all events where Bally Sports Network was producing media.

In addition, both parties were required to work towards creating event sales packages with baked-in services by the Company as well as incentives for additional revenue opportunities for The U.S. Army Bowl from our sales, and revenue sharing opportunities for both parties from clients or partners who can access or leverage our ability, technology, services or expertise (including The U.S. Army). As part of these packages, from 2023 each participant in the combine series paid Signing Day Sports an entry fee.

We agreed to make sponsorship payments consisting of a total of $325,000 for 2022 Bowl events, and equity grants. We agreed to make an initial contribution of $100,000 to GFS; provide valuable product or service donations to student-athletes and participants at our breakout speaking functions with coaches, student-athletes and parents; pay $25,000 to Noel Mazzone by December 15, 2022 for partnership activation purposes; and pay an additional $200,000 to GFS by December 15, 2022. We also agreed to pay for all expenses relating to our sponsorship except as otherwise provided.

In addition, the 2022 Sponsorship Agreement provided that we would provide Richard McGuinness (“McGuinness”) certain shares of the Company’s stock with a value equal to $175,000 for a role to be determined, and that McGuinness would provide Noel Mazzone (“Mazzone”) with certain shares of the Company’s stock with a value equal to $50,000 with rights to purchase additional shares of the Company’s stock with a value equal to $25,000 through certain activities, and that McGuinness and Mazzone contemplated a separate agreement outlining such terms. Under a Settlement Agreement, Release of Claims, and Covenant Not To Sue, dated as of October 16, 2024 (the “GFS Settlement Agreement”), among the Company, GFS, McGuinness, and Mazzone, this provision was amended and restated to provide that, subject to the approval of the Signing Day Sports Board or its Compensation Committee (the “Compensation Committee”), and the entry into a standard form of consulting agreement between the Company and McGuinness and a standard form of consulting agreement between the Company and Mazzone, a restricted stock award of 4,167 shares (the “McGuinness Restricted Shares”) of common stock, will be granted to McGuinness under the Signing Day Sports Equity Incentive Plan for a consultant role to be determined, and a restricted stock award of 209 shares (the “Mazzone Restricted Shares”) of common stock will be granted to Mazzone under the Plan for a consultant role to be determined. The McGuinness Restricted Shares and Mazzone Restricted Shares will be subject to the terms and conditions applicable to restricted stock granted under the Plan, and pursuant to the Company’s standard form of restricted stock award agreement under the Plan. In addition, the GFS Settlement Agreement provided a general release of all claims by each of the parties with respect to the 2022 Sponsorship Agreement. On October 16, 2024, the Company issued the McGuinness Restricted Shares and the Mazzone Restricted Shares.

The 2022 Sponsorship Agreement terminated on December 31, 2024.

Amended and Restated 2025 Sponsorship Agreement

On January 30, 2025, the Company entered into a Sponsorship Agreement, dated as of January 30, 2025 (the “Original Sponsorship Agreement”), between GFS and the Company. On July 31, 2025, the Company entered into an Amended and Restated Sponsorship Agreement, dated as of July 31, 2025 (the “A&R Sponsorship Agreement”), between GFS and the Company, which amended, restated and superseded the Original Sponsorship Agreement.

The A&R Sponsorship Agreement provides that GFS is the producer of the annual football event referenced as the U.S. Army Bowl, the All-American Bowl, and/or the Military Appreciation Bowl (the “Bowl”), along with a branded national combine event (the “National Combine”), the events known as “Bowl Week” (“Bowl Week”), and other football events including regional football combine events and academies throughout each year from 2024 through 2025 (the “Bowl Events”). Under the A&R Sponsorship Agreement, the Company will be the exclusive National Recruiting Partner to the Bowl and the Events for the years 2024 and 2025.

Under the A&R Sponsorship Agreement, the Company is granted activation rights at the Bowl and all of the Events. The Company will have promotional and branding rights during the Bowl Week in Frisco, Texas, and national and international marketing opportunities wherever GFS owns and operates the Events. The Company is authorized to use GFS’s trademarks, logos, and other indicia to promote the Bowl and the Events. The Company may construct promotional booths, distribute materials, and engage directly with athletes, parents, and coaches at the Bowl and the Events. Additionally, the Company will have access to athlete databases and significant speaking opportunities to educate and promote its services to participants and their families. The Company will pay any and all activation expenses except as otherwise provided by the A&R Sponsorship Agreement.

The A&R Sponsorship Agreement provides that GFS will grant the Company the ability to publish, use, and display Bowl-related media, including footage, images, and promotional materials, across digital and social media platforms globally. The Company will have rights to a media package for any “Selection Tour” events, the Bowl, the Events, and the Bowl television show. The Bowl television show will include at least six 30-second TV spots, two billboard ads, and in-game b-roll segments showcasing the Company. Both parties will collaborate on a Bowl website and a detailed promotional schedule promoting the Company during the year and leading up to the Bowl. If GFS sells a college announcement package, GFS will provide the Company activation or secondary rights to the announcement platform.

The Company will provide all testing for all athletes at the National Combine, including physical measurements and performance evaluations. GFS will pay the Company a $60 stipend for each athlete that participates in and pays the full registration fee for attending the National Combine, with provisions for additional regional and middle school combines (the “Athlete Stipend”). The A&R Sponsorship Agreement also provides for a 50/50 revenue-sharing arrangement for co-branded consumer products sold in connection with the website for the National Combine and the Bowl.

The A&R Sponsorship Agreement provides that the Company will make payments to GFS totaling $300,000 to support the Events, consisting of payment of $150,000 on or before January 30, 2025, which has been paid; $50,000 on or before September 1,2025; and $100,000 on or before December 21, 2025. The final payment will be reduced by the total of each earned but unpaid $60 Athlete Stipend for the 2025 Bowl, and further provided that if the total of each earned but unpaid Athlete Stipend exceeds $100,000, then no such payment will be due, and GFS will pay the difference between earned but unpaid Athlete Stipends and $100,000 to the Company by December 22, 2025.

The A&R Sponsorship Agreement provides that the Company may sponsor the Ladies Ball basketball series if it elects, subject to separate agreement and payment of $7,500 to GFS by October 1, 2025. If the Company declines to sponsor such event, GFS may sell the recruiting category to another party.

Under the A&R Sponsorship Agreement, GFS will allow the Company to manage certain regional combines each year as agreed to in writing by January 31 of such year during the term of the A&R Sponsorship Agreement (the “Selected Regional Combines”). The Company will be responsible for all venues, staffing, equipment, insurance, and other expenses associated with managing the Selected Regional Combines, and for all sales for any Selected Regional Combines, and will receive any revenues from any Selected Regional Combines. GFS will have final approval, unless unreasonably withheld, on all communication to athletes and parents with respect to Selected Regional Combines. In addition, any GFS-organized academy at the Selected Regional Combines will feature a one-day combine managed and operated by the Company, and will not otherwise interfere with the Selected Regional Combines. GFS will be responsible for the portion of any costs relating to such academies, including rent and other facilities expenses. GFS will also apportion $135 of any academy fee to the Company for any participation by the athletes in the combine portion of Selected Regional Combines, subject to change by the agreement of the parties. The Company will also support sales for any GFS-organized academy and receive the standard commission based on the rate received by the academy’s regional directors.

The A&R Sponsorship Agreement provides that the Company and GFS will jointly provide up to ten official Bowl scholarships annually for athletes in need. The Company will cover all scholarship management costs, while GFS will reimburse the Company for half of the costs for up to five scholarships. Any additional scholarships awarded by either party beyond the agreed number or to athletes that do not meet agreed-to need-based criteria will be solely funded by the awarding party.

The Company will participate in the Bowl Selection Team to evaluate athletes for the Bowl, subject to GFS’s final authority on all Bowl selectees. The Company may present a Bowl jersey to each selected athlete on site before the end of the applicable Event, if there is no Bowl representative on site.

Both parties will indemnify each other against claims arising from the Bowl or the Events. GFS will indemnify the Company for any third-party claims that the Events infringe upon such third party’s intellectual property rights. The A&R Sponsorship Agreement prohibits GFS from engaging other companies in the football recruiting space as partners during the term, with an exception allowing GFS to partner with CurvAI for the 2025 Bowl, and restricts the Company from affiliating with competitors’ football combines, without the other party’s prior written consent.

The term of the A&R Sponsorship Agreement began on January 30, 2025, and will automatically terminate on December 31, 2025, subject to good-faith renewal discussions beginning 60 days prior to termination. The A&R Sponsorship Agreement may also be terminated immediately upon breach by the other party, if such breach is not cured within 20 business days of written notice of such breach.

Strategic Alliance Agreement with Elite Development Program Soccer (EDP)

EDP offers leagues, tournaments, and similar events to soccer clubs, teams, student-athletes, and their parents. EDP currently services more than 1,050 clubs, more than 7,700 league teams, and more than 5,500 tournament teams totaling more than 150,000 student-athletes. Under the Strategic Alliance Agreement, dated as of October 20, 2023, as amended on March 8, 2024 between the Company and EDP (the “Strategic Alliance Agreement”), we and EDP will collaborate on the joint marketing and promotion of EDP events and the “SDS Platform,” i.e., the web- and app-based technology platform that we offer to help student-athletes get discovered and recruited by coaches.

For each one-year term of the Strategic Alliance Agreement, EDP will give us direct access to all data relating to potential Signing Day Sports sales or features such as existing customer contact information. We will be recognized as EDP’s “Exclusive Recruiting Platform Provider” on EDP’s website and at all EDP tournaments, events, clinics and activities. EDP may not promote or use any substantially similar student-athlete recruitment technology for the term of the Strategic Alliance Agreement. EDP will include advertisements for the SDS Platform and information on how persons can subscribe to it in all emails and written materials related to EDP events that EDP sends to its customers and prospective customers. EDP also agreed to permit our representatives to present information on the SDS Platform at EDP events. As part of this collaboration, we and EDP are to jointly create emails, digital ads, and social media posts in furtherance of our collaboration, which each party will issue through its regular channels to its typical target audiences for its own products and services. We and EDP will also jointly create and maintain co-branded educational content (to be supported by us), including content for student-athletes and their parents on training, development, and recruiting.

Under the Strategic Alliance Agreement, EDP will present a one-year subscription license to the SDS Platform to all of EDP’s clubs, teams, and coaches to be directly offered and presented to their individual age-appropriate players or their families at a discount price of $175.00 per student-athlete. Any student-athlete who subscribes to the SDS Platform under this process will become an EDP referral. Each EDP club that provides an EDP referral may charge the EDP referral up to $124.99 above the discounted rate or pass it through to the EDP referral or their family. We will remit $50.00 to EDP within 90 days following each month end for each sale of a subscription to the SDS Platform to an EDP referral during the prior month, and we will provide each EDP referral with a one-year subscription license to the SDS Platform. If the Strategic Alliance Agreement has not been previously terminated, on or before each of March 1, 2024, March 1, 2025, and March 1, 2026, we will pay $75,000 to EDP to ensure that EDP has sufficient dedicated staff and resources to perform its obligations under the Strategic Alliance Agreement. In addition, we will share a percentage of our revenue resulting from EDP referrals with EDP as follows: (i) For EDP referrals resulting in total revenue to us of up to $1,000,000, we will pay EDP a 6% revenue share; (ii) for EDP referrals resulting in total revenue to us from $1,000,001 to up to $2,000,000, we will pay EDP an 8% revenue share; (iii) for EDP referrals resulting in total revenue to us from $2,000,001 to up to $4,000,000, we will pay EDP a 10% revenue share; (iv) for EDP referrals resulting in total revenue from $4,000,001 to up to $6,000,000, we will pay EDP a 12% revenue share; (v) for EDP referrals resulting in total revenue in excess of $6,000,000, we will pay EDP a 15% revenue share; and (vi) at the time EDP referral revenue reaches $6,000,000, we will remit to EDP an additional bonus of $200,000. For example, if EDP referrals total $7,000,000, we will pay a total referral fee of $930,000 calculated as follows: (i) 6% of $1,000,000 = $60,000; (ii) ($2,000,000 - $1,000,000 = $1,000,000) * 8% = $80,000; (iii) ($4,000,000 – $2,000,000 = $2,000,000) * 10% = $200,000; (iv) ($6,000,000 - $4,000,000 = $2,000,000) * 12% = $240,000; (v) ($7,000,000 - $6,000,000 = $1,000,000) * 15% = $150,000; and (vi) $6,000,000 revenue bonus met = $200,000, i.e., $60,000 + $80,000 + $200,000 + $240,000 + $150,000 + $200,000 = $930,000. We will continue to make referral fee payments for revenue generated from EDP referrals for the life of the one-year subscription license to the SDS Platform associated with such EDP referrals. We will send EDP all referral fees calculated as described above each month during the term of the Strategic Alliance Agreement no later than the 15th day following the end of such month. With our delivery of the monthly referral fee for a month, we will include a statement of how we calculated the amount of such payment. The statement must include the number of EDP referrals that we have enrolled. The Strategic Alliance Agreement requires EDP to keep complete and accurate books and records according to GAAP for the EDP referrals which it enrolls to the SDS Platform and the license subscription fees for the SDS Platform charged to and paid by the EDP referrals, and we must keep complete and accurate books, accounts, and records according to U.S. GAAP of referral fees owed to EDP and amounts paid to EDP. Both we and EDP may examine and audit those books and records. We will develop a tracking/auditing system for the reconciliation of monthly payments from EDP to us for activated players on the SDS Platform and for referral fees from us back to EDP.

Under the Strategic Alliance Agreement, we will work directly with referred clubs, teams, and student-athletes after the referral process is completed to implement all features of the SDS Platform. We will make reasonable feature modifications within the SDS Platform based upon input from EDP. Any such modifications must be agreed upon by the Company prior to implementation. We must also provide direct access to student-athlete data, including college coaching data to EDP. In addition, we must include EDP branding at all soccer events that we operate, including marketing materials, and EDP branding on our website at a mutually-agreed-upon location.

Each term of the Strategic Alliance Agreement is one year, with unlimited automatic renewal for successive one-year terms each subject to written notice of non-renewal at least 90 days before the end of the then-current term. Either party may terminate the Strategic Alliance Agreement for a material breach of the Strategic Alliance Agreement that is not cured or cannot be cured within 30 days. Upon expiration or termination, EDP will offer us the opportunity to either renew or extend the Strategic Alliance Agreement or enter into a new similar agreement and negotiate in good faith for a minimum of 90 days giving us an opportunity to match the terms of any third-party recruiting platform provider. The Strategic Alliance Agreement also contains mutual limited trademark license grants, non-disparagement, and confidentiality provisions. It also contains mutual indemnification provisions, including for misuse or unauthorized practices regarding regulated data, and mutual agreements to comply with all applicable laws, including applicable privacy laws.

Marketing Communications

As we continue to educate players, parents, coaches, and recruiters about our product and value propositions, we are confident that we will see a rise in profitability and brand awareness.

The following statements are examples of how we may communicate the attributes of our platform to student-athletes:

●	Take control of your recruiting journey: Get discovered and recruited by coaches across the country. Set up a profile with the information college coaches need to evaluate you all in one place.

●	Share your recruiting information: After completing your profile, set it to Public, share it on social media and send it directly to college coaches!

●	Prove yourself to college coaches: Upload your video-verified measurables to confirm your data. This is what college coaches need to see to evaluate you accurately.

●	Showcase your talent: Once you have chosen your primary and secondary positions, you can upload a variety of position-specific drills that college coaches want to see.

●	Show college coaches who you are: The Signing Day Sports’ interview process was designed by college coaches to get to know you better.

The following statements are examples of how we may communicate the attributes of our platform to high school coaches:

●	Give your program an edge: Signing Day Sports supports student-athletes in football, baseball, softball, and soccer. Coaches have the capability to maximize each student-athlete’s recruiting journey all in one place.

●	Share your student-athletes’ profiles with colleges: You can create a digital prospect list at the click of a button. Share this list easily with college coaches.

●	Manage your roster: Upload and manage your roster all in one place within the Signing Day Sports platform and track your teams’ profile completion.

●	Maximize your teams’ visibility: Your players can complete their Signing Day Sports’ profiles – including uploading video-verified data, position-specific drills and interview questions.

●	Get your student-athletes seen by college coaches: Your student-athletes can set their completed profiles to Public, and you can share their public link with college coaches.

The following statements are examples of how we may communicate the attributes of our platform to college coaches and recruiters:

●	View verifiable information: Using the “My Invites” feature, you can request accurate data on prospects all in one place.

●	Find the perfect fit: Use advanced search tools to find prospects that fit your program’s criteria.

●	Manage your prospects: Build multiple comprehensive prospect lists that you can customize and track throughout the season.

●	Skip the trip: Save yourself time and travel by using our side-by-side technology to compare prospects’ drills and video-verified data simultaneously.

●	Communicate easily, all in one place: Send messages directly within the Signing Day Sports’ platform to coaches and prospects.

Sales

We primarily sell subscriptions to our recruiting platform through our direct sales and events team, which can sell directly to our customers or digitally through our digital marketing strategies.

Data Security Procedures

Under our user agreements and certain sponsorship agreements, we collect certain information about student-athletes that have been submitted by the student-athletes and, if applicable, their coaches, recruiters, or other teaching professionals or institutions. This data includes or may include age, date of birth, name, email address, athletic statistics and educational data including student transcripts and SAT and other test scores, and payment information. We intend to use such data for purposes of providing platform services to the submitting student-athletes and, if applicable, their coaches, recruiters, and other teaching professionals and institutions. In order to provide such services, we may need to share certain data with certain third-party services providers. We do not intend to share such data for any other purposes. The collection, use and sharing of user data is subject to disclosures of our data collection, use and sharing practices and opt-out, access, correction, deletion, portability, and security provisions in our website and platform’s user terms of service and privacy policy. All such data collection, use, and sharing is subject to our prior receipt of electronically- or physically-signed written consents or acceptance of terms of use and terms and conditions of our platform by student-athletes and, if applicable, their coaches, recruiters, or other teaching professionals or institutions, granting us rights to share such information for posting on our platform. Such consents or acceptances of terms and use and terms and conditions of our platform explicitly includes the student-athlete’s and, if applicable, their coach, recruiter, or other teaching professional or institution’s grant of a license to each coach, recruiter, or other teaching professional or institution on our platform to view, compare, analyze and store platform player data. Each coach, recruiter, or other teaching professional or institution on our platform is in turn required to agree to such terms and use and terms of conditions to access and use such player data only as permitted under all applicable international, national, state, and local law, including laws applicable to the use of data of minors. Regardless of these agreements and consents, however, we are subject to a number of data protection requirements relating to the management and safeguarding of information of users, including minors, including those described in “Risk Factors — Risks Related to Signing Day Sports – Risks Related to Signing Day Sports’ Business, Operations and Industry — We are subject to complex and growing user data privacy use and other governmental laws and regulations, and any failure to comply with these laws and regulations may have a material negative effect on our business and results of operations.”

We adhere to internal data governance procedures. Because our users include minors, we comply with heightened disclosure requirements and best practices for how we can use and protect their information. We give guidance to our users and their guardians on their rights to delete and be forgotten from our application.

Every year we will engage in penetration testing of our applications to ensure that we maintain a very high degree of protection from bad actors looking to steal information. We also employ secure coding standards and annual training to our engineering team and product managers. We encrypt all data that we transmit, and any data that we receive and that is legally or generally considered sensitive, such as personally identifiable information and academic records. We regularly rotate private encryption keys used to sign and secure data.

We closely monitor relationships with third-party vendors that we rely on for critical services, such as Microsoft. We also use a set of observability tools and monitoring software with the aim of identifying problems as they occur. We believe that our compliance programs include adequate business processes, procedures, including annual audits, and reliance on experts to ensure substantial compliance with applicable privacy law.

Business continuity and disaster recovery are ongoing projects for our operations and engineering teams. Ensuring outages and other catastrophic failures of service are mitigated effectively is among our highest priorities. We use Structured Query Language, or SQL, a specialized programming language designed for interacting with a database and maintain seven days of trailing SQL data retention. As of the end of 2023, our SQL data’s backup retention is 35 days. Our file/content storage system has geo-replicated data, and we plan to enable the system’s file/content backup data retention function to 30 days. Data retention allows data to be restored without any data loss as of a specified point in time within the trailing retention period.

At this time, we are not aware of any significant failures to maintain submitted personal data in compliance with applicable law, including laws governing the collection and use of the data of minors. However, there are significant regulatory and legal consequences for such failures and related risks to our business. For further discussion, see “Risk Factors — Risks Related to Signing Day Sports — Risks Related to Signing Day Sports’ Business, Operations and Industry — We are subject to complex and growing user data privacy use and other governmental laws and regulations, and any failure to comply with these laws and regulations may have a material negative effect on our business and results of operations.”

Employees

As of August 25, 2025, we have eight employees, six of whom are full-time and two of whom are part-time. We also engage consultants as needed to support our operations.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Charity

We have a history of providing pro bono service and giving back to our local community through sports and sports-related activities.

Properties

Our corporate offices are located in Scottsdale, Arizona. We currently lease our corporate offices consisting of approximately 3,154 square feet under a lease agreement dated November 1, 2022, as amended by an addendum dated November 2, 2022, and as further amended under a first amendment to lease dated April 1, 2023. As amended, the lease’s initial term from November 1, 2022 to April 30, 2023 was extended for a 39-month term beginning on May 4, 2023 and ending on August 3, 2026. Under the amended lease agreement, rent for the first month was $6,741.90 and was $7,491.00 for each subsequent month through April 2023, plus applicable rental taxes, sales taxes, and operating expenses. Monthly rent will be $7,359 from May 4, 2023 to May 3, 2024, abated for the first three months of this period; $7,580 from May 4, 2024 to May 3, 2025; $7,808 from May 4, 2025 to May 3, 2026; and $8,042 from May 4, 2026 to August 3, 2026, plus applicable rental taxes. Parking fees were $290.50 for the first month and will be $325.00 for each subsequent month. We also paid an initial security deposit of $8,000.00 in November 2022 and a second security deposit of $16,000 in May 2023. The initial security deposit was required to be refunded and credited toward monthly rent for the months beginning May 4, 2024 and May 4, 2025 if we have performed all obligations under the amended lease agreement including making all rent payments when due. We may exercise a one-time option to extend the amended lease agreement for an additional three-year term upon 9-12 months’ notice for the fair market rent at the time of the extension, as determined in accordance with the amended lease agreement and which will not be less than 103% of the final rent amount under the current term. Under the amended lease agreement, we must pay for any tenant improvements above the allowance provided for such improvements of $37,848 or that are not in compliance with the terms of the amended lease agreement.

We previously also leased office space containing 4,025 square feet at another location in Scottsdale, Arizona under a lease which began on February 1, 2021 and ended on May 31, 2023. Monthly rent was $12,075 and included annual escalations. The lease also provided for additional rent based on our proportionate share of certain increases in building operating expenses and taxes. The lease provided for the abatement of rent during the first four months. In December 2021, we entered into an agreement to sublease its office space. The sublease ended on May 31, 2023 and included fixed rent of $9,894.

Competition

The market for our services is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and by frequent new product and service offerings and improvements. We compete with an array of established and emerging recruiting solution providers. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by our competitors or continuing market consolidation. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings or claims against us.

Laws and Regulations

We are subject to domestic and foreign laws and regulations that pertain to our business practices. In order to grow and maintain our business, we will continue to adhere to the laws, regulations, association rules, and licenses that we need to maintain our business.

College Athlete Recruiting Regulations

We are required to adhere to applicable rules and regulations of the recruitment of high school and college-level athletes. In particular, we must comply with Article 13 of each of the NCAA Division I Manual and NCAA Division II Manual, and related NCAA rules, regulations, and bylaws, which govern the locations, periods, manner, persons, and other matters involved in student-athlete recruitment of NCAA member institutions and their recruitment prospects. We must also comply with applicable sections of the National Association of Intercollegiate Athletics Official Handbook & Policy Handbook.

Data Protection and Information Security Regulations

We are subject to several laws and regulations that affect companies conducting business on the internet and in the athletic recruitment industry, many of which are still evolving and could be interpreted in ways that could harm our business. The way existing laws and regulations will be applied to the internet and student-athletes in general and how they will relate to our business, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as data privacy, defamation, pricing, credit card fraud, advertising, taxation, promotions, content regulation, financial aid, scholarships, student matriculation and student-athlete recruitment, quality of products and services, and intellectual property ownership and infringement. In addition, we may be subject to state oversight for the recruiting, admissions, and marketing activities associated with the business.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

●	The Controlling the Assault of Non-Solicited Pornography And Marketing Act, as amended (the “CAN-SPAM Act”), and similar laws adopted by several states, regulate unsolicited commercial emails, create criminal penalties for emails containing fraudulent headers, and control other abusive online marketing practices. The law also restricts data collection and use in connection with its opt-out process requirements for senders of commercial emails. Similarly, the U.S. Federal Trade Commission (“FTC”) has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive.

●	The federal Telephone Consumer Protection Act of 1991 (“TCPA”) restricts telemarketing and the use of automated telephone equipment. The TCPA limits the use of automatic dialing systems, artificial or prerecorded voice messages, SMS text messages, and fax machines. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, several states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois, and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that such person is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

●	The federal Credit Card Accountability Responsibility and Disclosure Act of 2009 and similar laws and regulations adopted by several states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. We are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

●	Regulations related to the Program Participation Agreement of the U.S. Department of Education and other similar laws that regulate the recruitment of students to colleges and other institutions of higher learning.

●	The federal Digital Millennium Copyright Act provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

●	The federal Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider’s website.

●	The Family Educational Rights and Privacy Act of 1974 regulates the use and disclosure of student education records held by certain educational institutions.

●	The CCPA, which went into effect on January 1, 2020, provides California consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. Effective January 1, 2023, we also became subject to the California Privacy Rights Act (“CPRA”), which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA.

●	The VCDPA establishes rights for Virginia consumers to control how companies use individuals’ personal data. The VCDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The VCDPA went into effect on January 1, 2023.

●	The Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, effective as of July 1, 2023, are similar comprehensive consumer privacy laws in Colorado and Connecticut, respectively.

●	Effective as of December 31, 2023, the Utah Consumer Privacy Act regulates business handling of consumers’ personal data in Utah.

●	Effective as of July 1, 2024, the Texas Data Privacy and Security Act and the Oregon Consumer Privacy Act became comprehensive privacy laws in Texas and Oregon, respectively.

●	Effective as of October 1, 2024, the Montana Consumer Data Privacy Act became a comprehensive privacy law in Montana.

●	Effective as of January 1, 2025, the Iowa Consumer Privacy Act, the Delaware Personal Data Privacy Act, the Nebraska Data Privacy Act, the New Hampshire Data Privacy Act, became comprehensive privacy laws in Iowa, Delaware, Nebraska, and New Hampshire, respectively.

●	Effective as of January 15, 2025, the New Jersey Data Protection Act became a comprehensive privacy law in New Jersey.

●	Effective as of July 1, 2025, the Minnesota Consumer Data Privacy Act and the Tennessee Information Protection Act will become comprehensive privacy laws in Minnesota and Tennessee, respectively.

●	Effective as of October 1, 2025, the Maryland Online Data Privacy Act of 2024 will become a comprehensive privacy law in Maryland.

●	Effective as of January 1, 2026, the Indiana Consumer Data Protection Act, the Kentucky Consumer Data Protection Act, and the Rhode Island Data Transparency and Privacy Protection Act will become comprehensive privacy laws in Indiana, Kentucky, and Rhode Island, respectively.

●	The EU GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EU, such as in connection with our EU-based students. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Following the withdrawal of the United Kingdom from the EU and the expiry of the transition period, from January 1, 2021, the United Kingdom Data Protection Act 2018 (“UK GDPR”) retains in large part the GDPR in United Kingdom national law. The UK GDPR mirrors the fines under the GDPR, e.g., we could be fined up to the greater of €20 million/£17.5 million or 4% of global turnover under each regime.

●	The COPPA, the GDPR, and the UK GDPR impose additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SIGNING DAY SPORTS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly in the sections titled “Risk Factors — Risks Related to Signing Day Sports” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a technology company developing and operating a platform to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help student-athletes get discovered and recruited by coaches and recruiters across the country. We fully support football, baseball, softball, and men’s and women’s soccer. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019. During 2024 and the first six months of 2025, 8,311 and 3,501 aspiring high school athletes and groups throughout the United States subscribed to the Signing Day Sports platform, respectively. Colleges in the National Collegiate Athletic Association (NCAA) Division I, Division II, and Division III, and the National Association of Intercollegiate Athletics (NAIA), have utilized our platform for recruitment purposes.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. We are aware of no other platform that offers what our platform does. Our goal is to change the way sports recruitment is done for the betterment of everyone.

Our Historical Performance

Our management has expressed substantial doubt as to our ability to continue as a going concern. We have incurred losses for each period from our inception and a significant accumulated deficit. For the six months ended June 30, 2025 and 2024, our net loss was approximately $2.2 million and approximately $3.8 million, respectively, and our net cash used in operating activities was approximately $3.7 million and approximately $3.0 million, respectively. For the fiscal years ended December 31, 2024 and 2023, our net loss was approximately $8.7 million and approximately $5.5 million, respectively, and our cash used in operating activities was approximately $3.1 million and approximately $4.8 million, respectively. As of June 30, 2025 and December 31, 2024, we had an accumulated deficit of approximately $27.9 million and approximately $25.7 million, respectively. As of June 30, 2025, we had total current liabilities of approximately $1.1 million, compared to approximately $0.7 million in cash and cash equivalents. As of December 31, 2024, we had total current liabilities of approximately $3.3 million, compared to approximately $0.2 million in cash and cash equivalents.

As a result of our critical financial condition, we are actively seeking multiple means to raise funds, primarily to pay off existing indebtedness and accounts payable to avoid loan defaults, lawsuits, bankruptcy, and liquidation, rather than for growth or expansion. If we are successful in these regards, we believe that we will be able to fund our planned operations and growth until June 30, 2026 and for at least 12 months beyond that period in order to transition to profitable operations and finance operations primarily from profits. However, there can be no assurance that the Company will be successful in these regards, or that its financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. The Company may be forced to significantly reduce its spending, delay or cancel its planned activities, sell off substantial assets, or substantially change its business plans or corporate or capital structure. There can also be no assurance that the Company will ever succeed in generating sufficient revenues to continue its operations as a going concern. For further discussion, see “Risk Factors – Risks Related to Signing Day Sports – We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and be forced to significantly delay, scale back or discontinue our operations or explore other strategies.” and “—Liquidity and Capital Resources – Going Concern”.

Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	present three years, and may instead present only two years, of audited financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	comply with certain greenhouse gas emissions disclosure and related third-party assurance requirements;

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions and accommodations available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including as to: (i) the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) scaled executive compensation disclosures; (iii) presenting three years of audited financial statements; and (iv) compliance with certain greenhouse gas emissions disclosure and related third-party assurance requirements.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees;

●	industry demand and competition; and

●	market conditions and our market position.

Recent Developments

On July 21, 2025, Signing Day Sports entered into a Purchase Agreement, dated as of July 21, 2025 (the “Helena Purchase Agreement”), between Signing Day Sports and Helena Global Investment Opportunities 1 Ltd. (“Helena”). Under the Helena Purchase Agreement, the Company has the right, but not the obligation, to direct Helena to purchase up to $10 million (the “Helena Commitment Amount”) in shares of Signing Day Sports common stock, subject to the terms and conditions contained in the Helena Purchase Agreement (“Helena Purchase Shares”).

Pursuant to the Helena Purchase Agreement, the Company will be required to file a registration statement with the SEC registering the resale of Signing Day Sports common stock and any securities issued or issuable to Helena from time to time under the Helena Purchase Agreement (the “Helena Registrable Securities”) within 30 calendar days of the date of the Helena Purchase Agreement, and to have such registration statement be declared effective by the SEC within 90 calendar days of the date of the Helena Purchase Agreement. Under a Limited Waiver Agreement, dated as of August 18, 2025, between the Company and Helena, Helena waived the filing deadline of such registration statement, provided that such registration statement has been filed by September 3, 2025. The Company must also file one or more additional registration statements for the resale of the Helena Registrable Securities if necessary.

During the term of the Helena Purchase Agreement, the Company may direct Helena to purchase a certain portion of the Helena Commitment Amount (“Helena Advance”) by delivering a notice (“Helena Advance Notice”) to Helena. The Company shall, in its sole discretion, select the amount of the Helena Advance requested by the Company in each Helena Advance Notice. However, each requested Helena Advance may not exceed the lesser of (i) 100% of the average of the Daily Value Traded (as defined in the Helena Purchase Agreement) of the Signing Day Sports common stock over the ten trading days immediately preceding a Helena Advance Notice, or (ii) $5,000,000, subject to modification by the parties’ mutual prior written consent.

If no Helena Advance Notice is pending settlement at the time that the Company issues a Helena Advance Notice, then the purchase price to be paid by Helena for the Helena Purchase Shares will be 98% of the lowest daily VWAP (as defined in the Helena Purchase Agreement) of the Signing Day Sports common stock during the three trading days commencing on the date of Helena’s receipt of the Helena Purchase Shares relating to such Helena Advance Notice. If a Helena Advance Notice is pending settlement at the time that the Company issues a Helena Advance Notice, then the purchase price to be paid by Helena for the Helena Purchase Shares will be 95% of the VWAP of the Signing Day Sports common stock on the same trading day that the Helena Advance Notice is received by Helena, or the next trading day in the event the Helena Advance Notice is received after 8:30 a.m. Eastern Time subject to the mutual written consent of the Company and the Investor.

Each Helena Advance is subject to the following limitations: (1) The Company may not conduct a sale under the Helena Purchase Agreement to the extent that the effect would be the purchase and sale of an aggregate number of shares of Signing Day Sports common stock that would exceed 19.99% of the outstanding shares of Signing Day Sports common stock as of the date of the Helena Purchase Agreement (the “Helena Exchange Cap”), until the Company obtains the requisite stockholder approval for issuances in excess of the Helena Exchange Cap; (2) no Helena Advance may cause the aggregate number of shares of Signing Day Sports common stock beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act), by Helena and its affiliates as a result of previous issuances and sales of shares of Signing Day Sports common stock to Helena under the Helena Purchase Agreement to exceed 4.99% of the then issued and outstanding shares of Signing Day Sports common stock; and (3) no Helena Advance may be in excess of the Helena Registrable Securities covered by an effective registration statement.

In consideration for Helena’s execution and delivery of the Helena Purchase Agreement, the Company issued 50,000 shares of Signing Day Sports common stock to Helena (the “Commitment Fee Shares”), having an aggregate value, as of July 21, 2025, of $97,000, within one business day of the date of the authorization of such issuance by the NYSE American. The Commitment Fee Shares were deemed fully earned on the date of the Helena Purchase Agreement. In addition, the Company was responsible for up to $25,000 of Helena’s customary due diligence and legal fees in connection with the Helena Purchase Agreement.

The Company will be prohibited from conducting any Variable Rate Transaction (as defined in the Helena Purchase Agreement) from the date of the Helena Purchase Agreement to the earlier of the date that is 12 months after the effective date of the initial registration statement covering the resale of the Helena Registrable Securities, subject to certain limited exceptions.

The term of the Helena Purchase Agreement began on the date of execution and ends on the earlier of (i) the first day of the month following the 36-month anniversary of the date of the Helena Purchase Agreement, (ii) the date on which Helena shall have made payment for Helena Advances equal to the Helena Commitment Amount, (iii) by the Company upon five trading days’ prior written notice to Helena, provided that there are no outstanding Helena Advance Notices, the Company has paid all amounts owed to Helena pursuant to the Helena Purchase Agreement, including the Commitment Fee Shares, or (iv) by mutual written consent.

The Helena Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to a Placement Agency Agreement, dated as of July 21, 2025 (the “Placement Agency Agreement”), between the Company and Maxim Group, Maxim Group is serving as the exclusive placement agent for the Company in connection with the transactions contemplated by the Helena Purchase Agreement. Pursuant to the Placement Agency Agreement, the Company will pay Maxim Group a cash fee equal to 3.5% of the gross proceeds received by the Company pursuant to the Helena Purchase Agreement. In addition, the Company shall reimburse Maxim Group for all travel and other out-of-pocket expenses incurred, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $50,000, provided that such limit shall be $25,000 in aggregate in the event that the Placement Agency Agreement is terminated prior to consummation of the transactions contemplated by the Helena Purchase Agreement.

Results of Operations

Comparison of Three Months Ended June 30, 2025 and 2024

	Three Months Ended June 30,
	2025	2024	$ Change	% Change
Revenues, net	$66,806	$204,962	$(138,156)	-67.4%
Cost of revenues	5,358	62,160	(56,802)	-91.4%
Gross profit (loss)	$61,448	$142,802	$(81,354)	-57.0%

Operating cost and expenses
Advertising and marketing	602	884	(282)	-31.9%
General and administrative	1,644,283	1,267,952	376,331	29.7%

Total operating expenses	$1,644,885	$1,268,836	$376,049	29.6%

Net income (loss) from operations	$(1,583,437)	$(1,126,034)	$(457,403)	40.6%

Other Income (expense)
Interest expense	-	(41,156)	41,156	-100.0%
Interest income	7,037	27,832	(20,795)	-74.7%
Deferred tax income	-	16,571	(16,571)	-100.0%
Other income (expense), net	209,716	(190,055)	399,771	-210.3%

Total other income (expense)	$216,753	$(186,808)	$403,561	-216.0%

Net loss	$(1,366,684)	$(1,312,842)	$(53,842)	4.1%

Revenues, Net

Revenues, net for the three months ended June 30, 2025 and 2024 were approximately $0.07 million and approximately $0.20 million, respectively. Revenues, net decreased approximately $0.14 million, or 67.4%, due to a decrease in event fee payments.

The following table presents information about the number of users of our platform under subscriptions by type of subscription plan for each of the three-month periods ended June 30, 2025 and 2024. Subscriptions to our platform require full payment following a seven-day trial for platform access, with the exception of group subscriptions that may make payments on a monthly installment basis.

	Users with Subscriptions
	Three Months Ended June 30,
Subscription Type	2025	2024
Monthly	1,717	2,653
Annual	13	26
Total:	1,730	2,679

Cost of Revenues

Cost of revenues for the three months ended June 30, 2025 and 2024 was approximately $0.005 million and approximately $0.062 million, respectively. Cost of revenue decreased approximately $0.057 million primarily due to a decrease in development labor cost.

General and Administrative

General and administrative expenses were approximately $1.64 million and approximately $1.27 million for the three months ended June 30, 2025 and 2024, respectively. The increase of approximately $0.38 million, or 29.7%, was primarily due to increases in non-legal professional fees of approximately $0.37 million and salaries and wages of $0.09 million, offset by a decrease in legal expenses of approximately $0.08 million.

Interest Expense

Interest expense was $0 and approximately $0.04 million for the three months ended June 30, 2025 and 2024, respectively. Interest expense decreased due to the repayment of remaining debt obligations of the Company prior to the three months ended June 30, 2025.

Interest Income

Interest income was approximately $0.01 million and approximately $0.03 million for the three months ended June 30, 2025 and 2024, respectively. Interest income decreased due to the redemption of a certificate of deposit, which had been held by the Company’s bank as collateral for a former line of credit, from which the interest income was received during the three months ended June 30, 2024. The interest income for the three months ended June 30, 2025 was earned from the Company’s money market account.

Deferred Tax Income

Deferred tax income was $0 and approximately $0.02 million for the three months ended June 30, 2025 and 2024, respectively. The decrease was due to the fact that the Company did not qualify for the Arizona refundable research and development tax credit in the three months ended June 30, 2025.

Other Income (Expense), Net

Other income (expense), net was approximately $0.21 million and approximately ($0.19) million for the three months ended June 30, 2025 and 2024, respectively. Other income for the three months ended June 30, 2025 was due to an Employee Retention Credit tax refund. Other expense for the three months ended June 30, 2024 was primarily due to the payments of certain commitment fees.

Comparison of Six Months Ended June 30, 2025 and 2024

	Six Months Ended June 30,
	2025	2024	$ Change	% Change
Revenues, net	$215,164	$439,589	$(224,425)	-51.1%
Cost of revenues	19,659	131,194	(111,535)	-85.0%
Gross profit (loss)	$195,505	$308,395	$(112,890)	-36.6%

Operating cost and expenses
Advertising and marketing	1,136	93,609	(92,473)	-98.8%
General and administrative	2,614,154	3,310,921	(696,767)	-21.0%

Total operating expenses	$2,615,290	$3,404,530	$(789,240)	-23.2%

Net income (loss) from operations	$(2,419,785)	$(3,096,135)	$676,350	-21.8%

Other Income (expense)
Interest expense	(20,994)	(79,229)	58,235	-73.5%
Interest income	10,621	57,120	(46,499)	-81.4%
Deferred tax income	-	32,571	(32,571)	-100.0%
Change in fair value of derivative and gain (loss) on warrant exercise	10,764	-	10,764	100.0%
Other income (expense), net	209,716	(725,054)	934,770	-128.9%

Total other income (expense)	$210,107	$(714,592)	$924,699	-129.4%
Net loss	$(2,209,678)	$(3,810,727)	$1,601,049	-42.0%

Revenues, Net

Revenues, net for the six months ended June 30, 2025 and 2024 were approximately $0.22 million and approximately $0.44 million, respectively. Revenues, net decreased approximately $0.22 million, or 51.1%, due to a decrease in event fee payments of approximately $0.19 million and a decrease in subscription revenue of approximately $0.03 million.

The following table presents information about the number of users of our platform under subscriptions by type of subscription plan for each of the six-month periods ended June 30, 2025 and 2024. Subscriptions to our platform require full payment following a seven-day trial for platform access, with the exception of group subscriptions that may make payments on a monthly installment basis.

	Users with Subscriptions
	Six Months Ended June 30,
Subscription Type	2025	2024
Monthly	3,477	4,780
Annual	24	46
Total:	3,501	4,826

Cost of Revenues

Cost of revenues for the six months ended June 30, 2025 and 2024 was approximately $0.02 million and approximately $0.13 million, respectively. Cost of revenue decreased approximately $0.11 million, or 85.0%, primarily due to a decrease in development labor cost of approximately $0.11 million.

Advertising and Marketing

Advertising and marketing expenses were approximately $0.001 million and approximately $0.094 million for the six months ended June 30, 2025 and 2024, respectively. The decrease of approximately $0.092 million, or 98.8%, was primarily attributable to a shift in marketing strategy, which emphasized the use of cost-effective methods such as social media campaigns during the six months ended June 30, 2025.

General and Administrative

General and administrative expenses were approximately $2.61 million and approximately $3.31 million for the six months ended June 30, 2025 and 2024, respectively. The decrease of approximately $0.70 million, or 21.0%, was primarily due to decreases in event and travel expenses of approximately $0.15 million, legal expenses of approximately $0.47 million, insurance expense of approximately $0.10 million, stock-based compensation of approximately $0.37 million, salaries and wages of approximately $0.19 million, and recruiting expenses of approximately $0.04 million, offset by an increase in non-legal professional fees of approximately $0.62 million.

Interest Expense

Interest expense was approximately $0.02 million and approximately $0.08 million for the six months ended June 30, 2025 and 2024, respectively. Interest expense decreased due to the repayment of remaining debt obligations of the Company during the six months ended June 30, 2025.

Interest Income

Interest income was approximately $0.01 million and approximately $0.06 million for the six months ended June 30, 2025 and 2024, respectively. Interest income decreased due to the redemption of a certificate of deposit, which had been held by the Company’s bank as collateral for a former line of credit, from which the interest income was received during the six months ended June 30, 2024. The interest income for the six months ended June 30, 2025 is earned from the Company’s money market account.

Deferred Tax Income

Deferred tax income was approximately $0 and approximately $0.03 million for the six months ended June 30, 2025 and 2024, respectively. The decrease was due to the fact that the Company did not qualify for the Arizona refundable research and development tax credit in the six months ended June 30, 2025.

Change in Fair Value of Derivative and Gain on Warrant Exercise

The Company recorded a change in fair value of derivative and gain on warrant exercise of $0.01 million for the six months ended June 30, 2025. There was no derivative outstanding for the six months ended June 30, 2024.

Other Income (Expense), Net

Other income (expense), net was approximately $0.21 million and approximately ($0.73 million) for the six months ended June 30, 2025 and 2024, respectively. Other income for the six months ended June 30, 2025 was due to an Employee Retention Credit tax refund. Other expense for the six months ended June 30, 2024 was primarily due to the payments of commitment fees.

Comparison of Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023.

	Years Ended December 31,
	2024	2023	$ Change	% Change
Revenues, net	$615,551	$307,578	$307,973	100.1%
Cost of revenues	200,802	40,387	160,415	397.2%
Gross profit (loss)	$414,749	$267,191	$147,558	55.2%

Operating cost and expenses
Advertising and marketing	94,814	439,700	(344,886)	(78.4)%
General and administrative	7,813,759	4,575,672	3,238,087	70.8%

Total operating expenses	$7,908,573	$5,015,372	$2,893,201	57.7%

Net loss from operations	$(7,493,824)	$(4,748,181)	$(2,745,643)	57.8%

Other Income (expense)
Interest expense	(787,564)	(856,573)	69,009	(8.1)%
Interest income	13,165	-	13,165	100.0%
Deferred tax income	(65,000)	65,000	(130,000)	(200.0)%
Change in fair value of derivative and gain/loss on warrant exercise	332,325	-	332,325	100.0%
Other income (expense), net	(725,054)	61,634	(786,688)	(1,276.4)%

Total other income (expense), net	$(1,232,128)	$(729,939)	$(502,189)	68.8%

Net loss	$(8,725,952)	$(5,478,120)	$(3,247,832)	59.3%

Revenues, Net

Net revenues for the years ended December 31, 2024 and 2023 were approximately $0.6 million and approximately $0.3 million, respectively. Net revenues increased approximately $0.3 million, or 100.1%, due to an increase in event fee payments of approximately $0.2 million and an increase in subscription revenue of approximately $0.1 million.

The following table presents information about the number of users of our platform under subscriptions by type of subscription plan for each of the years ended December 31, 2024 and 2023. Subscriptions to our platform require payment prior to platform access except that group subscriptions may make payments on a monthly installment basis.

	Users with Subscriptions
Subscription Type	Year Ended December 31, 2024	Year Ended December 31, 2023
Monthly	8,254	3,801
Annual	57	45
Total:	8,311	3,846

Cost of Revenues

Cost of revenues for the years ended December 31, 2024 and 2023 was approximately $0.2 million and approximately $0.04 million, respectively. Cost of revenue increased approximately $0.16 million, or 397.2%, primarily due to an increase in cost of ecommerce apparel of approximately $0.07 million and an increase in the cost of internal software development staff hires of approximately $0.09 million.

Advertising and Marketing

Advertising and marketing expenses were approximately $0.09 million and approximately $0.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease of approximately $0.3 million, or 78.4%, was due to the economization of the Company’s advertising and marketing strategy.

General and Administrative

General and administrative expenses were approximately $7.8 million and approximately $4.6 million for the years ended December 31, 2024 and 2023, respectively. The increase of approximately $3.2 million, or 70.8%, was primarily due to an increase in legal expenses of approximately $1.3 million, an increase in professional fees of approximately $0.6 million, an increase in stock-based compensation expense of approximately $0.9 million, and directors’ and officers’ liability insurance premium expenses of approximately $0.5 million, offset by a decrease in accounting expenses of approximately $0.1 million.

Interest Expense

Interest expense was approximately $0.8 million and approximately $0.9 million for the years ended December 31, 2024 and 2023, respectively. Interest expense remained consistent year over year due to the Company’s convertible debt activity.

Interest Income

Interest income was approximately $0.01 million and $0 for the years ended December 31, 2024 and 2023, respectively. The increase was primarily due to interest earned on the Company’s money market and certificate of deposit accounts.

Change in Fair Value of Warrant Liability and Gain/Loss on Warrant Exercise

The Company recorded a change in fair value of warrant and gain/loss on warrant exercise of $332,325 for the year ended December 31, 2024.

Deferred Tax Income

Deferred tax income was $(0.07) million and approximately $0.07 million for the years ended December 31, 2024 and 2023, respectively. The decrease was due to the fact that the Company did not qualify for the Arizona refundable research and development tax credit in 2024.

Other Income (Expense), Net

Other income (expense), net was approximately $(0.7) million and approximately $0.06 million for the years ended December 31, 2024 and 2023, respectively. The change was primarily due to an increase in commitment fee expense related to the Company’s loans payable and equity line of credit.

Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of $656,707. As of June 30, 2025, we also had total current liabilities of $1,055,717. As of June 30, 2025, we have financed our operations primarily through sales of securities.

Our levels of cash will only be sufficient to meet our anticipated cash needs for our operations and other cash requirements until June 30, 2026 and for at least 12 months beyond that period, including our costs associated with being a public reporting company, if we receive additional financing. We may also in the future require additional or alternative cash resources due to changing business conditions, pursuit of rapid product development, significant expansion or introduction of major marketing campaigns, or to fund significant business investments or acquisitions. Since our own financial resources may be insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities in public offerings, private placements or credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Our management has expressed substantial doubt as to our ability to continue as a going concern.  In recent years, we have suffered recurring losses from operations, negative working capital and cash outflows from operating activities, and therefore have been dependent upon external sources for financing our operations.

As a result of our critical financial condition, we are actively seeking multiple means to raise funds, primarily to pay off existing indebtedness and accounts payable to avoid loan defaults, lawsuits, bankruptcy, and liquidation, rather than for growth or expansion. If we are successful in these regards, we believe that we will be able to fund our planned operations and growth until June 30, 2026 and for at least 12 months beyond that period in order to transition to profitable operations and finance operations primarily from profits. Such acquisition and funding, if obtained, is expected to mitigate the factors which raise substantial doubt about the Company’s ability to continue as a going concern. However, there can be no assurance that the Company will be successful in these regards, or that its financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. The Company may be forced to significantly reduce its spending, delay or cancel its planned activities, sell off substantial assets, or substantially change its business plans or corporate or capital structure. There can also be no assurance that the Company will ever succeed in generating sufficient revenues to continue its operations as a going concern. For further discussion, see “Risk Factors – Risks Related to Signing Day Sports – We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and be forced to significantly delay, scale back or discontinue our operations or explore other strategies.”

Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan

On August 31, 2022, the Company adopted the Signing Day Sports, Inc. 2022 Equity Incentive Plan for the purpose of granting restricted stock, stock options, and other forms of incentive compensation to officers, employees, directors, and consultants of the Company. On February 27, 2024, the stockholders of the Company approved Amendment No. 1 to the Signing Day Sports, Inc. 2022 Equity Incentive Plan to increase the number of shares of Signing Day Sports common stock reserved for issuance under the Signing Day Sports Equity Incentive Plan. On September 18, 2024, the stockholders of the Company approved the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan, which further increased the number of shares of Signing Day Sports common stock reserved for issuance under the Signing Day Sports Equity Incentive Plan to 93,750 shares of Signing Day Sports common stock. As of June 30, 2025, stock options have been granted under the Signing Day Sports Equity Incentive Plan to certain officers, directors, employees, and consultants that may be exercised to purchase a total of 6,024 shares of Signing Day Sports common stock, not including stock options that terminated without exercise. In addition, as of June 30, 2025, a total of 72,318 shares of restricted stock have been granted under the Signing Day Sports Equity Incentive Plan, not including restricted stock that had been forfeited or returned for tax withholding purposes. See “Executive Compensation – Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan” for a summary of the principal features of the Signing Day Sports Equity Incentive Plan.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this proxy statement/prospectus:

Cash Flow

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023
Net cash used in operating activities	$(3,708,690)	$(2,973,530)	$(3,066,327)	$(4,848,373)
Net cash provided by (used in) investing activities	-	(6,972)	(2,117,598)	(3,178,179)
Net cash provided by financing activities	4,184,126	1,892,915	6,472	8,895,671
Net increase (decrease) in cash and cash equivalents	475,436	(1,087,587)	(942,257)	869,119
Cash and cash equivalents, beginning of period	181,271	1,123,529	1,123,528	254,409
Cash and cash equivalents, end of period	$656,707	$35,943	$181,271	$1,123,528

Net cash used in operating activities was approximately $3.71 million for the six months ended June 30, 2025, as compared to net cash used in operating activities of approximately $2.97 million for the six months ended June 30, 2024. The change was primarily due to a change from an increase of approximately $0.52 million in liabilities for accounts payable for the six months ended June 30, 2024 to a decrease in liabilities for accounts payable of approximately $1.57 million for the six months ended June 30, 2025, offset by a decrease of net loss of approximately $1.60 million.

Net cash used in operating activities was approximately $3.1 million for the year ended December 31, 2024 and approximately $4.9 million for the year ended December 31, 2023. The change was primarily due to an increase in accounts payable and accrued liabilities of approximately $1.6 million, an increase in stock-based compensation expense of approximately $0.7 million, an increase in amortization of debt discount of approximately $0.7 million, and increased issuances of common stock and warrants totaling approximately $1.9 million. These changes were offset by an increase to net loss of approximately $3.2 million.

Net cash used in investing activities was $0 for the six months ended June 30, 2025, while net cash used in investing activities was approximately $0.007 million for the six months ended June 30, 2024. The change was primarily due to the non-recurrence of development of internal software of $0.053 million, which was recorded as a cash inflow in the prior period as a result of a vendor credit that reimbursed previously capitalized software development cost, offset by proceeds from investments of approximately $0.055 million, which was recorded as a cash outflow due to the purchase of certificates of deposit in the prior period, and purchases of property of $0.005 million.

Net cash provided by investing activities was approximately $2.1 million for the year ended December 31, 2024, while net cash used in investing activities was approximately $3.2 million for the year ended December 31, 2023. The change was primarily due to the early redemption of a certificate of deposit with Southwest Heritage Bank (formerly Commerce Bank of Arizona) (“SHB”). The principal use of such funds was to pay off the Company’s line of credit with SHB.

Net cash provided by financing activities was approximately $4.18 million for the six months ended June 30, 2025, while net cash provided by financing activities was approximately $1.89 million for the six months ended June 30, 2024. The change was primarily due to proceeds from the issuance of common stock and exercises of warrants of approximately $4.62 million, offset by payments on debt borrowings of approximately $0.431 million during the six months ended June 30, 2025 and the non-recurrence of proceeds of approximately $1.25 million from a revolving line of credit during the six months ended June 30, 2024.

Net cash provided by financing activities was approximately $0.01 million for the year ended December 31, 2024 and approximately $8.9 million for the year ended December 31, 2023. The change was primarily due to reduced proceeds from debt borrowings of approximately $14.3 million and the non-recurrence of proceeds from issuance of common stock pursuant to the Company’s initial public offering of $6.0 million, offset by reduced payments on debt borrowings of approximately $8.8 million, the non-recurrence of payments of issuance costs pursuant to the Company’s initial public offering of approximately $1.3 million, the non-recurrence of the purchase of stock from a stockholder for an aggregate payment of $0.8 million, and an increase in proceeds from the sale of common stock and exercise of warrants totaling approximately $0.8 million.

At The Market Offering Agreement

On December 2, 2024, the Company entered into the At The Market Offering Agreement, dated December 2, 2024 (the “ATM Agreement”), by and between the Company and H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”). Pursuant to the ATM Agreement, the Company may offer and sell, from time to time, shares of Signing Day Sports common stock, through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the ATM Agreement. As of June 30, 2025, the Company has registered the sale, at its discretion, of shares of Signing Day Sports common stock in an aggregate offering amount up to $5,072,010.53 under the ATM Agreement. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell shares of Signing Day Sports common stock from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the ATM Agreement generally, Wainwright may sell shares of Signing Day Sports common stock by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act.

The offer and sale of shares of Signing Day Sports common stock under the ATM Agreement is registered and being conducted pursuant to the Company’s shelf registration statement on Form S-3, which was filed by Signing Day Sports with the SEC on December 2, 2024 (File No. 333-283559) (the “Shelf Registration Statement”), and a related prospectus, as supplemented by prospectus supplements pursuant to Rule 424(b) under the Securities Act. The Shelf Registration Statement was declared effective by the SEC on December 5, 2024. The Company is not obligated to make any sales of shares of Signing Day Sports common stock under the ATM Agreement and no assurance can be given that the Company will sell any shares of Signing Day Sports common stock under the ATM Agreement, or, if the Company does, as to the price or amount of shares of Signing Day Sports common stock that the Company will sell, or the dates on which any such sales will take place.

The Company or Wainwright, under certain circumstances and upon notice to the other, may suspend the offering of shares of Signing Day Sports common stock under the ATM Agreement. As of June 30, 2025, the offering of shares of Signing Day Sports common stock pursuant to the ATM Agreement will terminate upon the sale of shares of Signing Day Sports common stock in an aggregate offering amount equal to $5,072,010.53, or sooner if either the Company or Wainwright terminates the ATM Agreement.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares of Signing Day Sports common stock sold pursuant to the ATM Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the ATM Agreement in an amount up to $50,000 and up to $2,500 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the ATM Agreement concerning the Company and the Shelf Registration Statement, prospectus, prospectus supplement and other documents and filings relating to the offering of the shares of Signing Day Sports common stock. In addition, the Company has agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act.

During the three months ended June 30, 2025, a total of 1,909,205 shares were sold through Wainwright under the ATM Agreement, for gross proceeds of $2,102,516, or net proceeds of $2,032,159, after paying fees and expenses of $70,357 to Wainwright with respect to such sales of shares pursuant to the ATM Agreement. As of June 30, 2025, $8,719 of the maximum aggregate offering amount of $5,072,010 under the ATM Agreement had not been sold.

Contractual Obligations

Summary of Future Contractual Financial Obligations

The following table outlines our future contractual financial obligations by period in which payment is expected, as of June 30, 2025:

	Total	Short-Term	Long-Term
Operating lease obligations	$100,446	$92,404	$8,042
Loans payable	-	-	-
Total contractual obligations	$100,446	$92,404	$8,042

Business Combination Agreement

See “The Business Combination Agreement”.

Director Compensation

On April 17, 2025, upon the recommendation of the Compensation Committee, the Signing Day Sports Board approved cash bonuses of $45,000 to Peter Borish, $22,500 to Greg Economou, and $22,500 to Roger Mason, respectively, for their services as directors of the Company. These bonuses were in addition to any cash bonus that such directors may otherwise be entitled to or eligible for under each director’s respective Independent Director Agreement or Amended and Restated Independent Director Agreement with the Company.

Executive Compensation

On April 17, 2025, the Compensation Committee approved the following grants of discretionary cash bonuses: $140,000 to Daniel Nelson, Chief Executive Officer and Chairman; $50,000 to Damon Rich, Chief Financial Officer; $95,000 to Jeffry Hecklinski, President; and $105,000 to Craig Smith, Chief Operating Officer and Secretary. These bonuses were in addition to any compensation that the recipients may be entitled to or eligible for under their respective employment or consulting agreements with the Company.

Strategic Alliance and Sponsorship Agreements

See “Signing Day Sports Business – Sales and Marketing – Strategic Alliance and Sponsorship Agreements”.

Stock Purchase Agreement with Dear Cashmere Group Holding Company; Termination

On January 28, 2025, the Company entered into the DRCR Purchase Agreement. The DRCR Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the DRCR Purchase Agreement, the Company would consummate the transactions (the “DRCR Transactions”) contemplated by the DRCR Purchase Agreement at the date of the closing of the DRCR Transactions (the “DRCR Closing”). The DRCR Transactions were contemplated to include (a) the Company’s issuance to the DRCR Sellers of (i) shares of Signing Day Sports common stock constituting 19.99% of the outstanding shares of shares of Signing Day Sports common stock; and (ii) an aggregate of 19,782,720 shares of Signing Day Sports preferred stock which would automatically convert, upon and subject to certain conditions, into 19,782,720 shares of Signing Day Sports common stock (the “Preferred Stock Conversion”); and (b) the DRCR Sellers’ sale and transfer to the Company of the number of shares of common stock and preferred stock of DRCR that represent in the aggregate 99.13% of the issued and outstanding capital stock and aggregate voting power of DRCR.

The DRCR Purchase Agreement contemplated that: (a) the Company may enter into agreements with additional stockholders of DRCR to purchase their shares of DRCR, pursuant to the terms and conditions set forth in the respective purchase agreements (the “Additional Agreements”); (b) upon the DRCR Closing, DRCR would function as an operating subsidiary of the Company, and the Company would consolidate the financial results and information of DRCR with its own; (c) the Company had obtained an opinion of a financial advisor to the Signing Day Sports Board to the effect that, as of the date of such opinion, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the DRCR Transactions were fair, from a financial point of view, to the stockholders of the Company, and had provided a copy of the written opinion to DRCR, solely for informational purposes; and (d) subsequent to the DRCR Closing, subject to receipt of any necessary stockholder, regulatory, and stock exchange consents or approvals, the Company would acquire the remaining outstanding equity ownership of the Company through a merger of DRCR into the Company or a wholly-owned subsidiary of the Company (the “DRCR Merger”).

In anticipation of the DRCR Closing, on February 20, 2025, the Company filed a Current Report on Form 8-K with the SEC that included, among other things, audited consolidated financial statements of DRCR as of and for the fiscal years ended December 31, 2023 and 2022; unaudited consolidated financial statements of DRCR as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023; and unaudited pro forma combined condensed financial statements of the Company and DRCR as of and for the nine months ended September 30, 2024 and for the fiscal year ended December 31, 2023 giving effect to the DRCR Transactions, the Additional Agreements, and the DRCR Merger.

The DRCR Purchase Agreement provided that the consummation of the DRCR Transactions was subject to the satisfaction or waiver of certain conditions to the DRCR Closing. The conditions to the DRCR Closing included the condition that the parties to the DRCR Purchase Agreement obtain all approvals required for the initial listing of the Signing Day Sports common stock on The Nasdaq Stock Market LLC (“Nasdaq”) and the transfer of the Company’s listing from the NYSE American to Nasdaq (the “Nasdaq Listing Requirement”).

The DRCR Purchase Agreement provided that the Company was required to seek to raise, with DRCR’s assistance, at least $2.0 million of funding through a private placement or public offering of its securities (the “Company Financing”) as soon as possible after the date of the DRCR Purchase Agreement. The net proceeds of the Company Financing were required to be equally split between the Company and DRCR, and each of them was required to use such proceeds for its operations and, in the case of the Company, to pay down its indebtedness and other liabilities such that there would be no material liabilities of the Company remaining at the time of the Preferred Stock Conversion. In order to split the net proceeds of the Company Financing as described above, the Company was required to make loans of one-half of the net proceeds (or such lesser amount as agreed to by the Company, DRCR and the Sellers) to DRCR, which loans were required to be (i) forgiven upon the Preferred Stock Conversion or (ii) repaid if the DRCR Transactions were unwound in accordance with the terms of the DRCR Purchase Agreement or if the DRCR Purchase Agreement was otherwise terminated in accordance with its terms. The Company Financing did not include the offering of securities pursuant to an at the market offering under the Shelf Registation Statement or any similar at the market offering, the proceeds of which were required to be used to pay down the Company’s indebtedness and other liabilities such that there will be no material liabilities of the Company remaining at the time of the Preferred Stock Conversion.

In addition, the DRCR Purchase Agreement contained a number of covenants that restricted the Company’s conduct prior to the termination of the DRCR Purchase Agreement or the occurrence of certain other events (the “Restricted Period”). These included the following: The Company could not, without the written consent of DRCR, which could not be unreasonably withheld: (a) Declare any dividends; (ii) adjust, split, combine or reclassify its capital stock (except as may be necessary to satisfy any applicable continued listing requirements of any stock exchange on which the Signing Day Sports common stock was listed or any initial listing requirements of any stock exchange to which the Company has applied for listing of the Signing Day Sports common stock); (b), redeem, purchase, or otherwise acquire its capital stock (except, in the case of the Company, with respect to a warrant issued on May 16, 2024); (c) issue or sell its capital stock or securities convertible into its capital stock (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the DRCR Purchase Agreement, or, in the case of the Company, with respect to the ATM Agreement and pursuant to the prospectus contained in the Shelf Registration Statement); (d) enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock (except, in the case of the Company, with respect to a Company Financing or the registration statement on Form S-4 that was required to be prepared and filed pursuant to the applicable terms and provisions of the DRCR Purchase Agreement; (e) incur more than $250,000 of indebtedness, subject to certain exceptions; (f) sell, lease, license, encumber, or dispose of any assets; (g) acquire material assets, properties, or business organizations; (h) enter into certain types of contracts; (i) make certain loans; (j) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (k) enter into transactions with any affiliate or stockholder that would reasonably be expected to materially delay or prevent the consummation of the DRCR Transactions or the DRCR Merger or that would be required to be described under Item 404 of Regulation S-K; or (l) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Company or DRCR.

The DRCR Purchase Agreement provided that it may be terminated by any of the parties at any time before the end of the Restricted Period, by written notice, if the DRCR Closing had not occurred on or before the 30th day following the effective date of the registration statement on Form S-4 required to be filed by the DRCR Purchase Agreement, except if the party seeking termination was in material breach of the DRCR Purchase Agreement and such breach proximately caused the failure to consummate the DRCR Transactions on or before the date of the termination (the “Termination Right”).

On March 4, 2025, the Company exercised the Termination Right and delivered a notice of such exercise to DRCR and the Sellers terminating the DRCR Purchase Agreement, effective as of March 4, 2025. The Company’s notice stated that the Company, in consultation with its legal counsel, had determined that the parties to the DRCR Purchase Agreement would not be able to satisfy or waive the Nasdaq Listing Requirement within the foreseeable future, and that the termination was effected in consequence of this determination.

Termination Agreement with Boustead Securities, LLC

On September 18, 2024, the Company entered into the Termination Agreement, dated as of September 18, 2024 (the “Boustead Termination Agreement”), between the Company and Boustead Securities, LLC, a California limited liability company and registered broker-dealer (“Boustead”). The parties entered into the Boustead Termination Agreement in order to terminate the engagement letter, dated as of August 9, 2021, as amended by letter agreements entered into by Boustead and the Company dated as of November 4, 2023, November 8, 2023, and November 13, 2023 (as amended, the “Boustead Engagement Letter”), pursuant to which Boustead had certain rights to act as a financial advisor to the Company. The Boustead Termination Agreement also provides for the termination of the right of first refusal (the “Boustead Right of First Refusal”) provided under the Underwriting Agreement, dated as of November 13, 2023, between the Company and Boustead, as representative of the underwriters in connection with the Company’s firm commitment underwritten initial public offering (the “Underwriting Agreement”), in exchange for the issuance of the Termination Shares (as defined below).

The Boustead Termination Agreement provides that the Company will issue to Boustead 62,500 shares (the “Initial Termination Shares”) of Signing Day Sports common stock by the later of the date that is (i) five business days after the date of the Boustead Termination Agreement and (ii) the date that the NYSE American authorizes the issuance of the Initial Termination Shares (the “Boustead Termination Date”). As of the Boustead Termination Date, the Boustead Engagement Letter and the Boustead Right of First Refusal and rights and obligations pursuant to the Boustead Engagement Letter and the Boustead Right of First Refusal terminated except with respect to certain customary surviving provisions.

The Boustead Termination Agreement provides that upon issuance of common stock or other securities that are exercisable or exchangeable for, or convertible into, Signing Day Sports common stock to any third party (other than Boustead or any affiliate of Boustead), the Company will issue to Boustead a number of shares of Signing Day Sports common stock equal to 10.35% of the shares of Signing Day Sports common stock (or other securities) so issued by the Company in any such transaction other than a Change in Control (as defined in the Boustead Termination Agreement) (the “Additional Termination Shares,” and, together with the Initial Termination Shares, the “Termination Shares”), by the later of (i) five business days after the date of such issuance and (ii) the date that the NYSE American authorizes the issuance of the Additional Termination Shares. The Company’s obligation to issue Additional Termination Shares will cease immediately prior to the effective date of a Change in Control and, for the avoidance of doubt, Boustead will not be entitled to any percentage of the securities issued by the Company in connection with the Change in Control.

The Termination Shares have piggyback registration rights. The Boustead Termination Agreement provides that Boustead will not sell more than 10% of the total trading volume on any trading day, provided that the Termination Shares are registered for resale under an effective registration statement. Boustead will also agree to any leak-out provisions requested by the Company, which will be consistent with any leak-out agreement signed by other parties in connection with a Change in Control.

In addition, the Boustead Termination Agreement required that if the Company raised at least $1 million in gross proceeds from a financing, the Company would pay Boustead $100,000 as partial consideration under the Boustead Termination Agreement and $68,467.43 to pay an existing account payable owed by the Company to Boustead.

On October 15, 2024, the Company entered into a letter agreement, dated as of October 15, 2024 (the “Termination Agreement Amendment”), between the Company and Boustead. The Termination Agreement Amendment amends and supplements the Boustead Termination Agreement to provide that notwithstanding anything to the contrary, the aggregate number of shares of Signing Day Sports common stock issuable to Boustead pursuant to the Boustead Termination Agreement will be limited to no more than 19.99% of the aggregate number of shares issued and outstanding shares of Signing Day Sports common stock immediately prior to the execution of the Boustead Termination Agreement, or 75,452 shares of Signing Day Sports common stock, which number of shares shall be reduced, on a share-for-share basis, by the number of shares of Signing Day Sports common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the Boustead Termination Agreement under applicable rules of the NYSE American (the “Termination Shares Exchange Cap”), unless the Company’s stockholders have approved the issuance of common stock pursuant to the Boustead Termination Agreement in excess of that amount in accordance with the applicable rules of the NYSE American (the “Exchange Cap Stockholder Approval”).

The Termination Agreement Amendment states that the Company will be required to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus relating to a stockholders meeting of the Company (the “DRCR Transaction Stockholders Meeting”) pursuant to the DRCR Purchase Agreement. The Termination Agreement Amendment provides that the Company will solicit proxies to vote for the Exchange Cap Stockholder Approval at the DRCR Transaction Stockholders Meeting and to include all necessary information to obtain the Exchange Cap Stockholder Approval in the related proxy statement. If the Company files a proxy statement in connection with any other meeting of stockholders, or an information statement in connection with a written consent of stockholders in lieu of a stockholders meeting, prior to the DRCR Transaction Stockholders Meeting, it will include a proposal to obtain the Exchange Cap Stockholder Approval in such proxy statement and solicit proxies for such Exchange Cap Stockholder Approval, or include disclosure of the Exchange Cap Stockholder Approval in such information statement, in each case in accordance with applicable rules of the SEC to obtain the Exchange Cap Stockholder Approval.

The Termination Agreement Amendment provides that if the Company fails to obtain the Exchange Cap Stockholder Approval by the Extended Meeting Deadline (as defined in the Termination Agreement Amendment), then the Company will promptly, and in any event within 15 days of the Extended Meeting Deadline, make a true up cash payment to Boustead in an amount equal to the product of (i) the number of additional shares of Signing Day Sports common stock that Boustead would have received pursuant to the Boustead Termination Agreement, but for the Termination Shares Exchange Cap, multiplied by (ii) the value weighted average price of the Signing Day Sports common stock for the 30-day period ending on the day of the Extended Meeting Deadline.

The execution of the Termination Agreement Amendment was determined to be necessary in order for the Company and Boustead to effectuate the Termination Agreement.

On October 17, 2024, the Company issued the Initial Termination Shares to Boustead, resulting in the termination of the Boustead Engagement Letter and the Boustead Right of First Refusal.

On February 6, 2025, the Company paid Boustead $168,467.43 pursuant to the Boustead Termination Agreement.

Debt

October 2024 Convertible Promissory Note

On October 7, 2024, the Company issued a Convertible Promissory Note to DRCR, dated October 7, 2024, in the principal amount of $150,000 (the “October 2024 Note”). The principal under the October 2024 Note accrued interest at an annual rate of 35%. The principal and accrued interest became payable on the date of written demand any time after the closing of the Company’s next financing transaction (the “Payment Date”). The Company was required to make full payment of the balance of all principal and accrued interest on the Payment Date. The Company was permitted to prepay the principal and any interest then due without penalty. If any amount was not paid when due, such overdue amount accrued default interest at a rate of 37%. In addition, the October 2024 Note provided that at any time after an event of default, the holder of the October 2024 Note was permitted to convert the outstanding principal amount plus accrued and unpaid interest into shares of the Signing Day Sports common stock, at a conversion price of $14.40 per share, subject to adjustment for stock splits and similar transactions. The conversion right was subject to prior authorization (“Exchange Authorization”) of the NYSE American, and the October 2024 Note would be amended to incorporate any modifications requested by the NYSE American in order to provide the Exchange Authorization. The October 2024 Note also contained customary representations, warranties, and events of default provisions. As of December 31, 2024, the outstanding balance under the October 2024 Note was $150,000. On March 4, 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $171,310 under the October 2024 Note.

September 2024 Promissory Note

On September 16, 2024, the Company issued a promissory note to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, dated September 16, 2024, in the principal amount of $100,000 (the “September 2024 Note”). The September 2024 Note permitted Mr. Nelson to make additional advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note accrued interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note, such that total interest of $20,000 accrued as of the end of the first month, $24,000 as of the end of the second month, and so on. The principal, any advances, and accrued interest became payable on the earlier of December 16, 2024 or upon the Company receiving any funding of $1,000,000 (the “September 2024 Note Maturity Date”). The Company was required to make full payment of the balance of all principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the September 2024 Note Maturity Date. On January 8, 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $197,745 under the September 2024 Note.

April 2024 Promissory Note

On April 11, 2024, Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note provided for Mr. Nelson to make additional advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note accrued interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company was required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company could prepay the base principal, any advances, and any interest then due without penalty. On January 10, 2025 and January 13, 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $239,662 under the April 2024 Note.

Revolving Lines of Credit with Southwest Heritage Bank

Under a Business Loan Agreement, dated October 6, 2023, between the Company and SHB (the “First SHB Loan Agreement”), the Company and SHB entered into a $350,000 secured revolving line of credit (the “First SHB LOC”). In connection with the First SHB LOC, SHB issued a promissory note to the Company, dated October 6, 2023 (the “First SHB Promissory Note”), with an initial principal amount of $350,000. The Company paid loan origination and other fees totaling $4,124. The principal balance under the First SHB Promissory Note bore interest at a variable rate per annum equal to one percentage point above The Wall Street Journal Prime Rate, initially 9.5% per annum, and was to mature on April 6, 2024. There was no penalty for prepayment of the First SHB Promissory Note. The First SHB LOC was required to be guaranteed by Daniel Nelson, Chief Executive Officer, Chairman and a director of the Company, Jodi B. Nelson, who is Mr. Nelson’s wife, and The Nelson Revocable Living Trust, an Arizona trust provided for by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005 (the “Nelson Trust”), and secured by the property of the Company, Daniel Nelson, Jodi B. Nelson, and the Nelson Trust. The First SHB LOC had been further conditioned on the issuance of Employee Retention Credit payroll tax refunds that the Company expected to be received by April 2024, and was subject to certain other terms and conditions.

Under a Business Loan Agreement, dated December 11, 2023, between the Company and SHB (the “Second SHB Loan Agreement”), the Company and SHB entered into a $2,000,000 secured revolving line of credit (the “Second SHB LOC”). In connection with the Second SHB LOC, SHB issued a promissory note to the Company, dated December 11, 2023 (the “Second SHB Promissory Note”), with principal of $2,000,000. The Company paid loan origination and other fees totaling $5,500 and SHB immediately disbursed $334,625 of the funds in connection with the Second SHB LOC for crediting the full prepayment of the balance in that amount outstanding in connection with the First SHB LOC. The principal balance under the Second SHB Promissory Note incurred interest at a fixed rate per annum of 7.21% per annum, and would have matured on December 11, 2024. There was no penalty for prepayment of the Second SHB Promissory Note. The Second SHB LOC was required to be secured by a 12-month certificate of deposit account held with SHB with a minimum balance of $2,100,000 (the “CD Collateral”) under the Assignment of Deposit Account, dated December 11, 2023, between the Company and SHB (the “Assignment of Deposit Account”).

In connection with the Second SHB LOC, the Company agreed to the following negative covenants: (i) incurring any other indebtedness; (ii) permitting other liens on its property; (iii) selling any of its accounts receivable with recourse to any third party; (iv) engaging in substantially different business activities; (v) ceasing operations, engaging in certain corporate transactions, or selling the CD Collateral; or (vi) paying cash dividends on its stock except to pay certain income taxes of stockholders or repurchasing or retiring any of the Company’s outstanding common stock. The following events would have constituted a default under the Second SHB LOC: (i) failing to comply with the negative covenants described above; (ii) any change in ownership of 25% or more of the Signing Day Sports common stock of the Company; (iii) a material adverse change in the Company’s financial condition or SHB believing the prospect of payment or performance under any loans under the Second SHB LOZ is impaired; and (iv) other customary events of default including insolvency, foreclosure or forfeiture proceedings, and failure to make payment when due. Any late payments due would have been charged 5% of the regularly scheduled payments. Upon an event of default, the interest rate on the Second SHB Promissory Note would have increased to 13.21%; all indebtedness under the Second SHB Promissory Note would have become due at the option of SHB, except that if an event of default occurred due to an insolvency or certain similar events, the indebtedness would have become due immediately automatically; all of SHB’s obligations under the Second SHB Loan Agreement would have terminated; and SHB could have taken any actions permitted under the Assignment of Deposit Account, including application of account proceeds under the CD Collateral to outstanding indebtedness, and use of all rights and remedies of a secured creditor under the Arizona Uniform Commercial Code. The Second SHB LOC was also subject to certain other terms and conditions.

On July 26, 2024, the Company fully repaid the Second SHB Promissory Note. The certificate of deposit account underlying the SHB Collateral was closed and redeemed with an early withdrawal penalty of $54,747, and the SHB Assignment of Deposit and the Second SHB Loan Agreement are no longer in effect.

May 2024 Private Placement of Convertible Senior Secured Promissory Note

On May 16, 2024, the Company entered into a Securities Purchase Agreement, dated as of May 16, 2024, between the Company and FirstFire Global Opportunities Fund, LLC, a Delaware limited liability company (“FirstFire”), as amended (as amended, the “May 2024 FF Purchase Agreement”) by that certain Amendment to the Transaction Documents, dated as of June 18, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Transaction Documents”), pursuant to which, as a private placement transaction, the Company issued FirstFire a senior secured promissory note, as amended by that certain Amendment to Senior Secured Promissory Note and Warrants, dated as of May 20, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Note and May 2024 FF Warrants”), in the principal amount of $412,500 (as amended, the “May 2024 FF Note”); 3,907 shares of Signing Day Sports common stock (the “May 2024 FF Commitment Shares”), as partial consideration for the purchase of the May 2024 FF Note; a warrant to purchase up to 28,646 shares of Signing Day Sports common stock at an initial exercise price of $14.40 per share, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “First May 2024 FF Warrant”), as partial consideration for the purchase of the May 2024 FF Note; and a warrant to purchase up to 5,209 shares of Signing Day Sports common stock at an initial exercise price of $0.48 per share exercisable from the date of an “Event of Default” as defined by the May 2024 FF Note (an “FF Notes Event of Default”) under the May 2024 FF Note, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “Second May 2024 FF Warrant” and together with the First May 2024 FF Warrant, the “May 2024 FF Warrants”), as partial consideration for the purchase of the May 2024 FF Note.

The Company also entered into a Security Agreement, dated as of May 16, 2024, between the Company and FirstFire (the “May 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the May 2024 FF Note in all assets of the Company except for a certificate of deposit account with SHB with an approximate balance of $2,100,000 together with (i) all interest, whether now accrued or hereafter accruing; (ii) all additional deposits made to such account; (iii) any and all proceeds from such account; and (iv) all renewals, replacements and substitutions for any of the foregoing (the “SHB Collateral”), which is subject to that certain Assignment of Deposit Account, dated as of December 11, 2023, between the Company and SHB (the “SHB Assignment of Deposit”), until the full repayment of that certain promissory note in the original principal amount of $2,000,000 issued by the Company to SHB, dated as of December 11, 2023 and maturing on December 11, 2024 (the “Second SHB Promissory Note”), pursuant to that certain Business Loan Agreement, dated as of December 11, 2023, between the Company and SHB (the “Second SHB Loan Agreement”).

The closing of the initial transaction contemplated by the May 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $375,000, was subject to certain conditions. On May 20, 2024, such conditions were met. As a result, the May 2024 FF Commitment Shares, the May 2024 FF Note and the May 2024 FF Warrants were released from escrow and issued as of May 16, 2024, and FirstFire paid $375,000, of which the Company received $336,500 in net proceeds after deductions of the placement agent’s fee of $26,250 and non-accountable expense allowance of $3,750, and FirstFire counsel’s fees of $8,500.

May 2024 FF Purchase Agreement

Under the May 2024 FF Purchase Agreement, until the May 2024 FF Note was fully converted or repaid, the May 2024 FF Note holder had participation rights and rights of first refusal on any offers of the Company’s securities other than offerings previously disclosed in the Company’s reports filed with the SEC or any Excluded Issuance (as defined in the May 2024 FF Note and the June 2024 FF Note (as defined in “—June 2024 Private Placement of Convertible Senior Secured Promissory Note and Warrants”)), and most favored nation rights on any offers of the Company’s securities other than for an Excluded Issuance. The Company was also prohibited from effecting or entering into an agreement involving a Variable Rate Transaction (as defined in the June 2024 FF Purchase Agreement (as defined in “—June 2024 Private Placement of Convertible Senior Secured Promissory Note and Warrants”) and the May 2024 FF Purchase Agreement) other than pursuant to an “at-the-market” agreement with a registered broker-dealer, whereby such registered broker-dealer would be acting as principal in the purchase of common stock from the Company or an Equity Line of Credit (as defined in the May 2024 FF Note and the June 2024 FF Note), without the consent of FirstFire, not to be unreasonably withheld. In addition, the Company was required not to issue or agree, propose, or offer to issue any shares of Signing Day Sports common stock or securities with underlying common stock prior to the 30th calendar day after the date of the May 2024 FF Purchase Agreement.

The May 2024 FF Purchase Agreement (as well as the May 2024 FF Note and the May 2024 FF Warrants) provided that the maximum amount of shares of Signing Day Sports common stock issuable under the May 2024 FF Note and the May 2024 FF Warrants was limited to the FF Exchange Limitation (as defined below) until we had obtained stockholder approval (the “FF Stockholder Approval”) to issue shares in excess of 19.99% of the issued and outstanding common stock of the Company as of the date of the May 2024 FF Purchase Agreement, or 64,058 shares of Signing Day Sports common stock, which number of shares shall be reduced, on a share-for-share basis, by the number of shares of Signing Day Sports common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the May 2024 FF Purchase Agreement under applicable rules of the NYSE American (“FF Exchange Limitation”). The Company was required to hold a meeting of stockholders on or before the date that was six months after the date of the May 2024 FF Purchase Agreement, for the purpose of obtaining the FF Stockholder Approval, with the recommendation of the Company’s board of directors that such proposal be approved; the Company was required to solicit proxies from the Company’s stockholders in connection with the proposal in the same manner as all other management proposals in such proxy statement; and all management-appointed proxyholders must vote their proxies in favor of such proposal. In addition, all members of the Company’s board of directors and all of the Company’s executive officers were required to vote in favor of such proposal, for purposes of obtaining the FF Stockholder Approval, with respect to all of the Company’s securities then held by such persons, and the Company was generally required to use the Company’s commercially reasonable efforts to obtain the FF Stockholder Approval. If the Company had not obtained the FF Stockholder Approval at the first meeting at which the proposal was voted upon, the Company was required to call a stockholder meeting as often as possible thereafter to seek the FF Stockholder Approval until the FF Stockholder Approval was obtained.

On September 18, 2024, the 2024 annual meeting of stockholders of the Company (the “2024 Annual Meeting”) was held. At the 2024 Annual Meeting, the stockholders approved a proposal to approve the issuance of all of the shares of Signing Day Sports common stock, issued or issuable pursuant to the May 2024 FF Purchase Agreement, the June 2024 FF Purchase Agreement, and the Boustead Engagement Letter, in connection with the May 2024 FF Purchase Agreement and the June 2024 FF Purchase Agreement, in accordance with Section 713(a) of the NYSE American LLC Company Guide (the “NYSE American Company Guide”). As a result, the FF Stockholder Approval was obtained.

May 2024 FF Registration Rights Agreement

As required by the May 2024 FF Purchase Agreement, the Company entered into a Registration Rights Agreement, dated as of May 16, 2024, between the Company and FirstFire (the “May 2024 FF Registration Rights Agreement”), pursuant to which the Company agreed to register the resale of the May 2024 FF Commitment Shares and the shares of Signing Day Sports common stock underlying the May 2024 FF Note and the May 2024 FF Warrants under the Securities Act pursuant to a registration statement. The Company agreed to file the registration statement with the SEC within 90 calendar days from the date of the May 2024 FF Purchase Agreement and have the registration statement declared effective by the SEC within 120 days from the date of the May 2024 FF Purchase Agreement. The Company also granted FirstFire certain piggyback registration rights pursuant to the May 2024 FF Purchase Agreement. A registration statement was filed with the SEC on July 5, 2024 in order to comply with these requirements. Pursuant to the May 2024 FF Registration Rights Agreement, if the total number of shares issuable upon conversion of the May 2024 FF Notes or upon exercise of the May 2024 FF Warrants becomes greater than the number that may be offered for resale by means of the prospectus that forms a part of such registration statement, then the Company will be required to register the additional shares of Signing Day Sports common stock for resale by means of one or more separate prospectuses.

May 2024 FF Note

The principal amount of the May 2024 FF Note was based on an original issue discount of 10% and interest at the rate of 10% per annum on a 365-day basis. The interest was guaranteed, which required that the first 12 months of interest (equal to $41,250) be paid. The May 2024 FF Note was to mature on the earlier of the 12-month anniversary date of the issuance date, or May 16, 2025, and the date of the consummation of a sale, conveyance or disposition of all or substantially all of the assets of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity when the Company is not the survivor.

Under the May 2024 FF Note, the Company was required to make eight monthly amortization payments of $56,715 each, commencing September 16, 2024, and pay the entire remaining outstanding balance on May 16, 2025. The Company was permitted to prepay the May 2024 FF Note any time prior to an FF Notes Event of Default on 15 trading days’ prior written notice for an amount equal to 110% of the principal amount then outstanding and 110% of the accrued and unpaid interest outstanding.

Under the May 2024 FF Note, the holder of the May 2024 FF Note was permitted, at any time and from time to time, subject to a limitation on beneficial ownership to 4.99% of the Signing Day Sports common stock that would be outstanding immediately after conversion or exercise (the “FF Beneficial Ownership Limitation”) and the FF Exchange Limitation (before the FF Stockholder Approval was obtained), to convert the outstanding principal amount and accrued interest under the May 2024 FF Note into shares of Signing Day Sports common stock at an initial conversion price of $14.40 per share, subject to adjustment, including adjustments under full-ratchet anti-dilution provisions for any issuances of securities at a lower price per share or per underlying share of common stock to match the price of such lower-priced securities, other than for an Excluded Issuance (the “FF Notes Fixed Conversion Price”). If the Company failed to make an amortization payment when due under the May 2024 FF Note, the balance remaining under the May 2024 FF Note would have become convertible, and the conversion price would have become the lower of the then-applicable FF Notes Fixed Conversion Price and 80% of the lowest closing price of the Signing Day Sports common stock during the ten trading days prior to the date of a conversion of the May 2024 FF Note. If an FF Notes Event of Default had occurred, then the balance remaining under the May 2024 FF Note would have become convertible at the lower of the FF Notes Fixed Conversion Price, the closing price of the Signing Day Sports common stock on the date of the FF Notes Event of Default (or the next trading day if such date is not on a trading day), and $9.36 per share.

An FF Notes Event of Default would have occurred upon the occurrence of any of the following: The failure to pay obligations when due; failure to issue shares upon conversions as required; a material breach of representations and warranties or covenants; the entry of material judgments against certain of the Company’s subsidiaries; the initiation of bankruptcy or insolvency proceedings of certain of our subsidiaries; defaults on other indebtedness; failure to remain subject to and compliant with the Exchange Act; failure to maintain intellectual property and other necessary assets; the restatement of any financial statements; disclosure or attempted disclosure of material non-public information to the May 2024 FF Note holder; unavailability of Rule 144 under the Securities Act (“Rule 144”) for resales of the Company’s securities on or after six months from the issuance date of the May 2024 FF Note; and the delisting or suspension of listing of the Signing Day Sports common stock by the NYSE American. The occurrence of an FF Notes Event of Default would have resulted in a number of additional obligations to the May 2024 FF Note holder, including acceleration and multiplication by 125% of the May 2024 FF Note balance; default interest at the rate of the lesser of (i) 15% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid; and the increase of the principal balance of the May 2024 FF Note by $3,000 each calendar month until the May 2024 FF Note was repaid in its entirety.

If, at any time prior to the full repayment or full conversion of all amounts owed under the May 2024 FF Note, the Company had received cash proceeds from any source or series of related or unrelated sources on or after the date of the May 2024 FF Note, including but not limited to, payments from customers, the issuance of equity or debt, the incurrence of Indebtedness (as defined in the May 2024 FF Note and the June 2024 FF Note), a merchant cash advance, sale of receivables or similar transaction, the exercise of outstanding warrants of the Company, the issuance of securities pursuant to an Equity Line of Credit or the Company’s offering of securities under Regulation A under the Securities Act, or the Company’s sale of assets (including but not limited to real property), the Company was required, within one business day of the Company’s receipt of such proceeds, to inform the holder of the May 2024 FF Note of or publicly disclose such receipt, following which the holder of the May 2024 FF Note had the right in its sole discretion to require the Company to immediately apply up to 100% of such proceeds to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the May 2024 FF Note. The 110% prepayment premium would have applied to any repayment of the May 2024 FF Note pursuant to this requirement prior to the occurrence of an FF Notes Event of Default.

The May 2024 FF Note was a senior secured obligation of the Company, with priority over all existing and future indebtedness of the Company, except that the May 2024 FF Note was junior in priority to the Second SHB Promissory Note and, in accordance with the Amendment to May 2024 FF Transaction Documents, pari passu in priority to the June 2024 FF Note. The May 2024 FF Note prohibited the Company from incurring any Indebtedness that was senior to or pari passu with the obligations under the May 2024 FF Note. During the period that any obligation under the May 2024 FF Note remained outstanding, the Company was prohibited, without the May 2024 FF Note holder’s prior written consent, from declaring or paying any dividends or other distributions on shares of capital stock except in the form of shares of Signing Day Sports common stock or distributions pursuant to a stockholders’ rights plan approved by a majority of the Company’s disinterested directors. The Company also was prohibited from repurchasing any capital stock or repaying any indebtedness other than the May 2024 FF Note and the Second SHB Promissory Note while the Company had any obligation under the May 2024 FF Note without FirstFire’s written consent. The Company was also prohibited from (a) changing the nature of its business; (b) selling, divesting, changing the structure of any material assets other than in the ordinary course of business; (c) entering into a Variable Rate Transaction; or (d) entering into any merchant cash advance transaction, sale of receivables transaction, or any other similar transaction, without the consent of FirstFire, which could not be unreasonably withheld. The May 2024 FF Note also contained a most favored nations provision with respect to the issuance of any debt securities of the Company.

On August 23, 2024, FirstFire converted $41,250 of the outstanding balance under the May 2024 FF Note into 2,865 shares of Signing Day Sports common stock at the FF Notes Fixed Conversion Price ($14.40 per share). On September 16, 2024, the Company made the first amortization payment required under the May 2024 FF Note of $56,715. On September 19, 2024, FirstFire effected two conversions of the May 2024 FF Note, which in aggregate converted the remaining balance of $355,785 under the May 2024 FF Note into 24,708 shares of Signing Day Sports common stock at the FF Notes Fixed Conversion Price.

June 2024 Amendment to May 2024 Transaction Documents with FirstFire

On June 18, 2024, the Company entered into the Amendment to May 2024 FF Transaction Documents. The Amendment to May 2024 FF Transaction Documents contained agreements relating to the May 2024 FF Purchase Agreement and the May 2024 FF Note and an amendment to the original May 2024 FF Purchase Agreement.

The Amendment to May 2024 FF Transaction Documents provided that neither the Company’s execution of the June 2024 FF Purchase Agreement and the related transaction documents, nor the Company’s issuance of securities to FirstFire pursuant to the June 2024 FF Purchase Agreement and the related transaction documents, will cause a breach of any provision of the May 2024 FF Purchase Agreement or an FF Notes Event of Default. The Amendment to May 2024 FF Transaction Documents further provided that the issuance of the June 2024 FF Note was permitted, and that the June 2024 FF Note will be pari passu in priority to the May 2024 FF Note, notwithstanding anything to the contrary in the May 2024 FF Purchase Agreement or the May 2024 FF Note. In addition, the original May 2024 FF Purchase Agreement was amended to delete a provision that, upon meeting certain terms and conditions, at the Company’s option, FirstFire would be required to fund the purchase price of at least an additional $175,000 under the same terms and conditions as the May 2024 FF Purchase Agreement and related transaction documents.

Placement Agent Compensation Relating to May 2024 Private Placement

Under the Boustead Engagement Letter and the Underwriting Agreement, under which Boustead acted as the placement agent in connection with the initial transaction contemplated by the May 2024 FF Purchase Agreement, the Company paid to Boustead a cash fee of $26,250, equal to 7% of the purchase price of the May 2024 FF Note, and a non-accountable expense allowance of $3,750, equal to 1% of the purchase price of the May 2024 FF Note. The Company also issued Boustead 274 shares of Signing Day Sports common stock, equal to 7% of the May 2024 FF Commitment Shares. In addition, the Company issued a placement agent warrant to purchase up to 7% of the shares issuable upon exercise of the First May 2024 FF Warrant, or 2,006 shares, with an exercise price of $14.40 per share (the “FF Placement Agent Warrant”). The number of shares that may be issued upon exercise of the FF Placement Agent Warrant was limited by the FF Exchange Limitation until the Company obtained the FF Stockholder Approval. The FF Placement Agent Warrant will be exercisable for a period of five years from the date of issuance, contains cashless exercise provisions, and may have certain registration rights.

Under the Boustead Engagement Letter, the Company also issued to Boustead a placement agent warrant to purchase up to a number of shares equal to 7% of the shares of Signing Day Sports common stock issuable upon exercise of the Second May 2024 FF Warrant, or 365 shares, at an exercise price of $0.48 per share (the “Second May 2024 Placement Agent Warrant”), exercisable for five years from the Second FF Warrants Trigger Date.

On June 18, 2024, the Company entered into a Warrant Cancellation Agreement, dated as of June 18, 2024, between the Company and Boustead (the “Warrant Cancellation Agreement”), which provided that the Second May 2024 Placement Agent Warrant was cancelled and of no further effect, and that no other compensation will be issued to Boustead by the Company in lieu of the Second May 2024 Placement Agent Warrant. No portion of the Second May 2024 Placement Agent Warrant had been exercised prior to its cancellation.

June 2024 Private Placement of Convertible Senior Secured Promissory Note and Warrants

On June 18, 2024, the Company entered into the Securities Purchase Agreement, dated as of June 18, 2024 (the “June 2024 FF Purchase Agreement”), between the Company and FirstFire, pursuant to which, as a private placement transaction, the Company issued FirstFire a senior secured promissory note in the principal amount of $198,611 (the “June 2024 FF Note” and together with the May 2024 FF Note, the “FF Notes”); 1,881 shares of Signing Day Sports common stock (the “June 2024 FF Commitment Shares”), as partial consideration for the purchase of the June 2024 FF Note; a warrant at an initial exercise price of $14.40 per share (the “First June 2024 FF Warrant” and together with the First May 2024 FF Warrant, the “FirstFire Warrants”) for the purchase of up to 13,793 shares of Signing Day Sports common stock at an initial exercise price of $14.40 per share, as partial consideration for the purchase of the June 2024 FF Note; and a warrant (the “Second June 2024 FF Warrant” and together with the First June 2024 FF Warrant, the “June 2024 FF Warrants”) for the purchase of up to 2,508 shares of Signing Day Sports common stock at an initial exercise price of $0.48 per share exercisable from the Second FF Warrants Trigger Date, that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note.

The Company also entered into a Security Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the June 2024 FF Note in all assets of the Company except for the SHB Collateral, until the full repayment of the Second SHB Promissory Note, pursuant to the Second SHB Loan Agreement.

The closing of the transaction contemplated by the June 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $175,000, was subject to certain conditions. On June 18, 2024, such conditions were met. As a result, the June 2024 FF Commitment Shares, the June 2024 FF Note and the June 2024 FF Warrants were issued as of June 18, 2024, and FirstFire paid $175,000, of which the Company received $154,500 in net proceeds after deductions of the placement agent’s fee of $12,250 and non-accountable expense allowance of $1,750, and FirstFire counsel’s fees of $6,500.

June 2024 FF Purchase Agreement

Under the June 2024 FF Purchase Agreement, until the June 2024 FF Note was fully converted or repaid, the June 2024 FF Note holder had participation rights and rights of first refusal on any offers of the Company’s securities other than offerings previously disclosed in the Company’s reports filed with the SEC or any Excluded Issuance, and most favored nation rights on any offers of the Company’s securities other than for an Excluded Issuance. The Company was also prohibited from effecting or entering into an agreement involving a Variable Rate Transaction other than pursuant to an “at-the-market” agreement with a registered broker-dealer, whereby such registered broker-dealer would be acting as principal in the purchase of common stock from the Company or an Equity Line of Credit, without the consent of FirstFire, not to be unreasonably withheld. In addition, the Company was required not to issue or agree, propose, or offer to issue any shares of Signing Day Sports common stock or securities with underlying common stock prior to the 30th calendar day after the date of the June 2024 FF Purchase Agreement other than an Excluded Issuance.

The June 2024 FF Purchase Agreement (as well as the June 2024 FF Note and the June 2024 FF Warrants) provided that the maximum amount of shares of Signing Day Sports common stock issuable under the June 2024 FF Note and the June 2024 FF Warrants was limited to the FF Exchange Limitation until the Company had obtained the FF Stockholder Approval. The Company was required to hold a meeting of stockholders on or before the date that was six months after the date of the June 2024 FF Purchase Agreement, for the purpose of obtaining the FF Stockholder Approval, with the recommendation of the Company’s board of directors that such proposal be approved; the Company was required to solicit proxies from the Company’s stockholders in connection with the proposal in the same manner as all other management proposals in such proxy statement; and all management-appointed proxyholders must vote their proxies in favor of such proposal. In addition, all members of the Company’s board of directors and all of the Company’s executive officers were required to vote in favor of such proposal, for purposes of obtaining the FF Stockholder Approval, with respect to all of the Company’s securities then held by such persons, and the Company was generally required to use the Company’s commercially reasonable efforts to obtain the FF Stockholder Approval. If the Company had not obtained the FF Stockholder Approval at the first meeting at which the proposal was voted upon, the Company was required to call a stockholder meeting as often as possible thereafter to seek the FF Stockholder Approval until the FF Stockholder Approval was obtained.

On September 18, 2024, the 2024 Annual Meeting was held. At the 2024 Annual Meeting, the stockholders approved a proposal to approve the issuance of all of the shares of Signing Day Sports common stock, issued or issuable pursuant to the May 2024 FF Purchase Agreement, the June 2024 FF Purchase Agreement, and the Boustead Engagement Letter, in connection with the May 2024 FF Purchase Agreement and the June 2024 FF Purchase Agreement, in accordance with Section 713(a) of the NYSE American Company Guide. As a result, the FF Stockholder Approval was obtained.

June 2024 FF Registration Rights Agreement

As required by the June 2024 FF Purchase Agreement, the Company entered into a Registration Rights Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Registration Rights Agreement”), pursuant to which the Company agreed to register the resale of the June 2024 FF Commitment Shares and the shares of Signing Day Sports common stock underlying the June 2024 FF Note and the June 2024 FF Warrants under the Securities Act pursuant to a registration statement. The Company agreed to file the registration statement with the SEC within 90 calendar days from the date of the June 2024 FF Purchase Agreement and to have the registration statement declared effective by the SEC within 120 days from the date of the June 2024 FF Purchase Agreement. The Company also granted FirstFire certain piggyback registration rights pursuant to the June 2024 FF Purchase Agreement. A registration statement was filed with the SEC on July 5, 2024 in order to comply with these requirements. Pursuant to the June 2024 FF Registration Rights Agreement, if the total number of shares issuable upon conversion of the June 2024 FF Note or upon exercise of the June 2024 FF Warrants becomes greater than the number that may be offered for resale by means of the prospectus that forms a part of such registration statement, then the Company will be required to register the additional shares of Signing Day Sports common stock for resale by means of one or more separate prospectuses.

June 2024 FF Note

The principal amount of the June 2024 FF Note was based on an original issue discount of 10% and interest at the rate of 10% per annum on a 365-day basis. The interest was guaranteed, which required that the first 12 months of interest (equal to approximately $19,861) be paid. The June 2024 FF Note was to mature on the earlier of the 12-month anniversary date of the issuance date, or June 18, 2025, and the date of the consummation of a sale, conveyance or disposition of all or substantially all of the assets of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity when the Company is not the survivor.

Under the June 2024 FF Note, the Company was required to make eight monthly amortization payments of approximately $27,309 each, commencing October 18, 2024, and pay the entire remaining outstanding balance on June 18, 2025. The Company was permitted to prepay the June 2024 FF Note any time prior to an FF Notes Event of Default on 15 trading days’ prior written notice for an amount equal to 110% of the principal amount then outstanding and 110% of the accrued and unpaid interest outstanding.

Under the June 2024 FF Note, the holder of the June 2024 FF Note was permitted, at any time and from time to time, subject to the FF Beneficial Ownership Limitation and the FF Exchange Limitation (before the FF Stockholder Approval was obtained), to convert the outstanding principal amount and accrued interest under the June 2024 FF Note into shares of Signing Day Sports common stock at the initial FF Notes Fixed Conversion Price. If the Company failed to make an amortization payment when due under the June 2024 FF Note, the balance remaining under the June 2024 FF Note would have become convertible, and the conversion price would have become the lower of the then-applicable FF Notes Fixed Conversion Price and 80% of the lowest closing price of the Signing Day Sports common stock during the ten trading days prior to the date of a conversion of the June 2024 FF Note. If an FF Notes Event of Default had occurred, then the balance remaining under the June 2024 FF Note would have become convertible at the lower of the FF Notes Fixed Conversion Price, the closing price of the Signing Day Sports common stock on the date of the FF Notes Event of Default (or the next trading day if such date is not on a trading day), and $9.36 per share.

An FF Notes Event of Default would have occurred upon the occurrence of any of the following: The failure to pay obligations when due; failure to issue shares upon conversions as required; a material breach of representations and warranties or covenants; the entry of material judgments against certain of the Company’s subsidiaries; the initiation of bankruptcy or insolvency proceedings of certain of the Company’s subsidiaries; defaults on other indebtedness; failure to remain subject to and compliant with the Exchange Act; failure to maintain intellectual property and other necessary assets; the restatement of any financial statements; disclosure or attempted disclosure of material non-public information to the June 2024 FF Note holder; unavailability of Rule 144 for resales of the Company’s securities on or after six months from the issuance date of the June 2024 FF Note; and the delisting or suspension of listing of the Signing Day Sports common stock by the NYSE American. The occurrence of an FF Notes Event of Default would have resulted in a number of additional obligations to the June 2024 FF Note holder, including acceleration and multiplication by 125% of the June 2024 FF Note balance; default interest at the rate of the lesser of (i) 15% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid; and the increase of the principal balance of the June 2024 FF Note by $3,000 each calendar month until the June 2024 FF Note is repaid in its entirety.

If at any time prior to the full repayment or full conversion of all amounts owed under the June 2024 FF Note the Company had received cash proceeds from any source or series of related or unrelated sources on or after the date of the June 2024 FF Note, including but not limited to, payments from customers, the issuance of equity or debt, the incurrence of Indebtedness, a merchant cash advance, sale of receivables or similar transaction, the exercise of outstanding warrants of the Company, the issuance of securities pursuant to an Equity Line of Credit of the Company or the Company’s offering of securities under Regulation A under the Securities Act, or the Company’s sale of assets (including but not limited to real property), the Company was required, within one business day of the Company’s receipt of such proceeds, to inform the holder of the June 2024 FF Note of or publicly disclose such receipt, following which the holder of the June 2024 FF Note had the right in its sole discretion to require the Company to immediately apply up to 100% of such proceeds to repay all or any portion of the outstanding principal amount and interest (including any default interest) then due under the June 2024 FF Note, not including any such proceeds used to repay the May 2024 FF Note. The 110% prepayment premium would have applied to any repayment of the June 2024 FF Note pursuant to this requirement prior to the occurrence of an FF Notes Event of Default.

The June 2024 FF Note was a senior secured obligation of the Company, with priority over all existing and future indebtedness of the Company, except that the June 2024 FF Note provided that it was pari passu in priority to the May 2024 FF Note, and junior in priority to the Second SHB Promissory Note. The June 2024 FF Note prohibited the Company from incurring any Indebtedness that was senior to or pari passu with the obligations under the June 2024 FF Note. During the period that any obligation under the June 2024 FF Note remained outstanding, the Company was prohibited, without the June 2024 FF Note holder’s prior written consent, from declaring or paying any dividends or other distributions on shares of capital stock except in the form of shares of Signing Day Sports common stock or distributions pursuant to a stockholders’ rights plan approved by a majority of the Company’s disinterested directors. The Company also was prohibited from repurchasing any capital stock or repaying any indebtedness other than the May 2024 FF Note and the Second SHB Promissory Note while the Company had any obligation under the June 2024 FF Note and the Second SHB Promissory Note while the Company had any obligation under the June 2024 FF Note without FirstFire’s written consent. The Company was also prohibited from (a) changing the nature of its business; (b) selling, divesting, changing the structure of any material assets other than in the ordinary course of business; (c) entering into a Variable Rate Transaction; or (d) entering into any merchant cash advance transaction, sale of receivables transaction, or any other similar transaction, without the consent of FirstFire, which could not be unreasonably withheld. The June 2024 FF Note also contained a most favored nations provision with respect to the issuance of any debt securities of the Company.

On September 19, 2024, FirstFire converted the entire balance under the May 2024 FF Note of $218,472 into 15,172 shares of Signing Day Sports common stock at the FF Notes Fixed Conversion Price ($14.40 per share).

Placement Agent Compensation Relating to June 2024 Private Placement

Under the Boustead Engagement Letter and the Underwriting Agreement, Boustead acted as placement agent in the transaction described above. Pursuant to the Boustead Engagement Letter, the Company paid Boustead a commission of $12,250, equal to 7% of the gross proceeds from this transaction, and a non-accountable expense allowance of $1,750, equal to 1% of the gross proceeds from this transaction. Boustead waived any rights to compensation from the issuance of warrants to purchase common stock of the Company under the Boustead Engagement Letter with respect to this transaction, and deferred any rights to compensation from the issuance of shares of Signing Day Sports common stock under the Boustead Engagement Letter with respect to this transaction.

Nonconvertible 8% Unsecured Promissory Notes

In connection with the closing of the Company’s initial public offering, warrants to purchase a total of 940,000 shares of Signing Day Sports common stock at an exercise price of $2.50 per share were automatically exercised and the proceeds were automatically used to repay the outstanding principal underlying 8% nonconvertible promissory notes consisting of $2,350,000. On the same date, a total of $113,304 in accrued interest under these promissory notes became due. As of June 30, 2025, $101,468 of accrued interest under these promissory notes remained due.

September 2023 Loan

On September 20, 2023, Daniel Nelson Financial Services Inc. Inc. (“Daniel Nelson Financial Services”) made a loan to the Company of $14,000 (the “September 2023 Loan”). Daniel Nelson is the Chief Executive Officer and sole owner of Daniel Nelson Financial Services and the Chief Executive Officer, Chairman and director of the Company. The September 2023 Loan was non-interest bearing and had no fixed maturity date. The Company repaid $10,470 of the September 2023 Loan on December 29, 2023. The balance of $3,530 was outstanding as of December 31, 2024. On March 7, 2025, the Company made full payment of the balance of all principal remaining in the amount of $3,530 under the September 2023 Loan.

Leases

The Company leases its corporate offices consisting of approximately 3,154 square feet under a lease agreement dated November 1, 2022, as amended by an addendum dated November 2, 2022 (the “Amendment to Office Lease”), and as further amended under a first amendment to lease dated April 1, 2023 (as amended, the “Office Lease”). The Office Lease’s initial term from November 1, 2022 to April 30, 2023 was extended for a 39-month term beginning on May 4, 2023 and ending on August 3, 2026. Under the Office Lease, rent for the first month was $6,742 and was $7,491 for each subsequent month through April 2023, plus applicable rental taxes, sales taxes, and operating expenses. Monthly rent was $7,359 from May 4, 2023 to May 3, 2024, abated for the first three months of this period; and will be $7,580 from May 4, 2024 to May 3, 2025; $7,808 from May 4, 2025 to May 3, 2026; and $8,042 from May 4, 2026 to August 3, 2026, plus applicable rental taxes. Parking fees were $290.50 for the first month and will be $325.00 for each subsequent month. The Company also paid an initial security deposit of $8,000 in November 2022 and a second security deposit of $16,000 in May 2023. The initial security deposit will be refunded and credited toward monthly rent for the months beginning May 4, 2024 and May 4, 2025 if the Company has performed all obligations under the Office Lease, including making all rent payments when due. The Company may exercise a one-time option to extend the Office Lease for an additional three-year term upon 9-12 months’ notice for the fair market rent at the time of the extension, as determined in accordance with the Office Lease, and which will not be less than 103% of the final rent amount under the current term. Under the Office Lease, the Company must pay for any tenant improvements above the allowance provided for such improvements of $37,848 or that are not in compliance with the terms of the amended lease agreement.

The Company also leased office space under a lease agreement that expired on May 31, 2023. Monthly rent was $12,075 and included annual escalations. In December 2021, the Company entered into an agreement to sublease its office space. The sublease ended on May 31, 2023 and included fixed rent of $9,894 per month.

Common Stock Purchase Agreement

Under a Common Stock Purchase Agreement, dated as of January 5, 2024 (the “Tumim Purchase Agreement”), and a Registration Rights Agreement, dated as of January 5, 2024 (the “Tumim Registration Rights Agreement”), each between the Company and Tumim Stone Capital LLC (“Tumim”), Tumim had committed to purchase, upon the terms and conditions specified in the Tumim Purchase Agreement and the Tumim Registration Rights Agreement, up to $25 million of the Signing Day Sports common stock. Under the Tumim Purchase Agreement, we sold a total of 2,385 shares of Signing Day Sports common stock to Tumim at an average price per share of approximately $21.12 for aggregate gross proceeds of $50,627.

As consideration for Tumim’s commitment to purchase shares of Signing Day Sports common stock upon the terms of and subject to satisfaction of the conditions set forth in the Tumim Purchase Agreement, on the date of the initial filing with the SEC of the registration statement to register under the Securities Act the offer and resale by Tumim of all of the shares of Signing Day Sports common stock that may be issued and sold by the Company to Tumim from time to time under the Tumim Purchase Agreement pursuant to the Tumim Registration Rights Agreement (the “Tumim Registration Statement”), the Company was required to pay $500,000 in cash or issue to Tumim shares of Signing Day Sports common stock as consideration for its commitment to purchase shares of our common stock from time to time at our direction under the Tumim Purchase Agreement (the “Tumim Commitment Shares”) in an amount valued at $500,000 in the aggregate, subject to a beneficial ownership limitation of 4.99% of the outstanding shares of the Signing Day Sports common stock beneficially owned by Tumim and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder) (the “Tumim Beneficial Ownership Limitation”). The per share value of the Tumim Commitment Shares was required to be calculated by dividing (i) a $500,000 commitment fee (the “Tumim Commitment Fee”), by (ii) the average of the daily volume-weighted average prices (“VWAPs”) during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement. If any shares that were otherwise required to be issued as Tumim Commitment Shares were not permitted to be issued due to the Tumim Beneficial Ownership Limitation, the Company was required to pay to Tumim in cash the amount equal to the product of (i) the number of shares that may not be issued as Tumim Commitment Shares due to the Tumim Beneficial Ownership Limitation and (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement. Accordingly, on the date of the initial filing with the SEC of the Tumim Registration Statement, the Company issued 13,773 shares of Signing Day Sports common stock as the Tumim Commitment Shares to Tumim, which were valued at $470,360.45 in the aggregate, based on the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the Tumim Registration Statement, which constituted approximately 4.99% of the outstanding shares of Signing Day Sports common stock, and, due to the Tumim Beneficial Ownership Limitation and pursuant to the terms and conditions of the Tumim Purchase Agreement summarized above, we paid Tumim $29,639.55 in cash, which equaled the value of the Tumim Commitment Shares that would have been issued but for the application of the Tumim Beneficial Ownership Limitation. In addition, as required under the Tumim Purchase Agreement, the Company reimbursed Tumim for the reasonable legal fees and disbursements of Tumim’s legal counsel in the amount of $75,000.

On May 16, 2024, the Company and Tumim agreed by mutual written consent and pursuant to its terms to terminate the Tumim Purchase Agreement, effective immediately.

In connection with this termination, Tumim also waived the prohibition under the Tumim Purchase Agreement on the Company entering into a transaction defined as a “Variable Rate Transaction” under the Tumim Purchase Agreement, which otherwise would have survived termination of the Tumim Purchase Agreement for a six-month period.

Under the Boustead Engagement Letter, Boustead acted as the placement agent in connection with the transactions contemplated by the Tumim Purchase Agreement. We agreed to issue Boustead 1,025 shares of Signing Day Sports common stock in connection with our issuance of the Tumim Commitment Shares to Tumim on January 26, 2024, equal to 7% of the number of Tumim Commitment Shares that would have been issued but for the application of the Tumim Beneficial Ownership Limitation, as a fee pursuant to the Boustead Engagement Letter. Under the Boustead Engagement Letter, the Company was also required to pay Boustead cash in the amount of 8% in aggregate of the amount actually paid by Tumim to the Company pursuant to the Tumim Purchase Agreement. The Company was also required to issue to Boustead warrants to purchase a number of shares equal to 7% of the shares of Signing Day Sports common stock issued to Tumim pursuant to purchases under the Tumim Purchase Agreement, with an exercise price equal to the applicable purchase price per share. In March 2024, we therefore issued Boustead warrants to purchase up to 167 shares of Signing Day Sports common stock in aggregate with a weighted-average exercise price of approximately $21.12 per share. The warrants that were required to be issued to Boustead will be exercisable for a period of five years from the date of issuance and contain cashless exercise provisions. Boustead also has certain registration rights with respect to these warrants. Boustead and its affiliates are not in any manner related to Tumim or any of Tumim’s affiliates. Boustead’s compensation under the Boustead Engagement Letter in connection with the Tumim Purchase Agreement is subject to reduction or adjustment to the extent that such compensation is determined to be in excess of or otherwise noncompliant with applicable rules of FINRA.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statements presentation, financial condition, results of operations, and cash flows will be affected.

See Note 1 – Principal Business Activity and Significant Accounting Policies in the financial statements included elsewhere in this proxy statement/prospectus, for a description of our other significant accounting policies. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company converted to a C corporation in September 2021. As a limited liability company for the 2020 year and through the date of conversion in 2021, the Company’s taxable loss was allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the financial statements for the period prior to the Company’s conversion to a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025 and December 31, 2024, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of June 30, 2025 and December 31, 2024, the 2020 through 2024 tax years generally remain subject to examination by federal and state authorities.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching student-athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information systems in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350-40, “Internal-Use Software,” amortization of internal-use software should begin when the software is ready for its intended use. Software is ready for its intended use after all substantial testing is completed. On January 1, 2023, all substantial testing of the Company’s platform for purposes of football recruitment was completed. Amortization of the platform’s capitalized costs for purposes of football recruitment therefore started on January 1, 2023, due to its ready-for-use status.

In accordance with ASC Subtopic 350-40-25, during the application development stage, some costs are capitalized while other costs are expensed as incurred. In general, costs that are directly attributable to the development of the software are capitalized. The Company’s platform remained in the application development stage for soccer, baseball, and softball recruitment and additional feature development and enhancements for purposes of football recruitment during the three and six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023. Capitalized costs associated with the platform during the three and six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023 consisted of fees paid to third parties for services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project. The following other costs during the three and six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023 were incurred as expenses and were not capitalized: Training costs, data conversion costs except for costs to develop or obtain software that allows for access or conversion of old data by new systems, and general and administrative costs and overhead costs.

Revenue Recognition

The Company accounts for revenue under the guidance of ASC Topic 606, “Revenue from Contracts from Customers” (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the ASC 606 guidance, an entity is required to perform the following five steps:

(1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

In accordance with ASC 606, contracts may be amended to account for changes in contract specifications and requirements. Contract modifications exist when the amendment either creates new, or changes existing, enforceable rights and obligations. When contract modifications create new performance obligations and the increase in consideration approximates the standalone selling price for goods and services related to such new performance obligations as adjusted for specific facts and circumstances of the contract, the modification is considered to be a separate contract and revenue is recognized prospectively. If a contract modification is not accounted for as a separate contract, the Company accounts for the promised goods or services not yet transferred at the date of the contract modification (the remaining promised goods or services) prospectively, as if it were a termination of the existing contract and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. In such case the effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

Fair Value Measurements

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for recognizing financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 – This level consists of valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – This level consists of valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – This level consists of valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect assumptions about inputs that market participants would use in pricing an asset or liability.

The Company’s financial instruments also include accounts and receivable, accounts payable, and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the balance sheet.

ASC 825-10, Financial Instruments (“ASC 825-10”), allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, consultants, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718. ASC Topic 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The Company measures and recognizes compensation expense for the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.

The fair value of awards on the grant date is estimated using the Black-Scholes option-pricing model, which requires the use of certain subjective assumptions including expected term, volatility, risk-free interest rate and the fair value of our common stock. These assumptions generally require significant judgment. The resulting costs are recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company amortizes the fair value of stock-based compensation on a straight-line basis over the requisite service periods. The Company recognizes forfeitures as they occur as a reduction to stock-based compensation expense and to additional paid-in-capital.

Expected term. Using the simplified method, the expected term is estimated as the midpoint of the expected time to vest and the contractual term, as permitted by the SEC.

Volatility. With respect to grants of equity awards made prior to the listing of our common stock on the NYSE American on November 14, 2023, given the absence of an active market for our common stock, the Company’s expected volatility was derived from the historical volatilities of several unrelated public companies in the digital media and social platform industries because we had little information on the volatility of the price of our common stock because we had no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we consider operational area, size, business model, industry and the business of potential comparable companies. These historical volatilities are weighted based on certain qualitative factors and combined to produce a single volatility factor. With respect to grants of equity awards made after the listing, the Company determines the expected volatility by weighing the historical average volatilities of publicly traded industry peers and its own trading history. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own common stock price becomes available, unless circumstances change such that the identified companies are no longer similar to the Company, in which case more suitable companies whose stock prices are publicly available would be utilized in the calculation.

Risk free rate. The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

Dividend yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Fair Value of Common Stock. With respect to equity grants made before the listing of our common stock on the NYSE American on November 14, 2023, given the absence of an active market for our common stock, the estimated fair value of restricted stock grants and common stock underlying grants of stock options was determined using a modified probability-weighted expected return methodology (“PWERM”). For valuations after our listing on November 14, 2023, the fair value of restricted stock grants and common stock underlying grants of stock options is calculated utilizing the daily closing price as reported by the NYSE American.

If in the future the Company determines that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expenses affect our general and administrative expenses.

The following table summarizes the assumptions relating to our stock options for the period from January 1, 2023 to November 13, 2023, the last day prior to the date of the listing of the common stock on the NYSE American on November 14, 2023.

January 1, 2023 to
November 13, 2023

Risk-free interest rate	3.78%
Expected term (in years)	5.42
Expected volatility	50%
Expected dividend yield	$-

The following table summarizes the assumptions relating to our stock options for the period from November 14, 2023, the date of the listing of the common stock on the NYSE American on November 14, 2023, to December 31, 2023.

November 14, 2023 to
December 31, 2023

Risk-free interest rate	4.44%
Expected term (in years)	5.41
Expected volatility	92.16%
Expected dividend yield	$-

If in the future the Company determines that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our and selling, general and administrative expense.

Stock-Based Compensation – Stock Options

It is also necessary to estimate the fair value of the common stock underlying our equity awards when computing the fair value calculation of options under the Black-Scholes option-pricing model. The fair value of the common stock underlying our equity awards was assessed on each grant date or a date considered by management to be sufficiently near to the respective grant date to be representative of such grant date. With respect to grants of equity awards made before the listing of our common stock on the NYSE American on November 14, 2023, given the absence of an active market for our common stock, the estimated fair value of our common stock was determined based on an analysis of a number of objective and subjective factors that we believe market participants would consider, including the following:

●	the results of operations, history of losses and other financial metrics;

●	the capital resources and financial condition;

●	the prices of the Company’s private placement offerings;

●	the hiring of key personnel;

●	the introduction of new products;

●	the fact that the option grants involve illiquid securities in a private company;

●	the risks inherent in the development of the Company’s product and services; and

●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

For valuations after our listing on November 14, 2023, the Signing Day Sports Board determined the fair value of each share of underlying common stock based on the closing price of the common stock as reported on the date of grant.

The following table summarizes, by grant date, the number of stock options granted from January 1, 2023 to November 13, 2023, and the associated per share exercise price:

	Common shares underlying options granted	Exercise price per share	Fair value per common share as determined by the board of directors at grant date	Fair value per common share for financial reporting purposes at grant date	Intrinsic value per underlying common share

March 14, 2023	1,121	$148.80	$148.80	$82.56	$0.00
April 5, 2023	2,084	$120.00	$120.00	$61.2	$0.00
April 11, 2023	63	$120.00	$120.00	$88.32	$0.00
April 19, 2023	334	$120.00	$120.00	$48.96	$0.00
May 3, 2023	2,084	$120.00	$120.00	$48.96	$0.00
May 9, 2023	500	$120.00	$120.00	$48.96	$0.00

The following table summarizes by grant date the number of restricted stock awards granted from January 1, 2023 to November 13, 2023:

	RSAs	Fair value per common share as determined by the board of directors at grant date	Fair value per common share for financial reporting purposes at grant date
March 14, 2023	1,875	$148.80	$148.80

Following May 9, 2023 and through November 13, 2023, we did not issue any stock compensation or stock-based compensation.

Independent Third-Party Valuation

A third-party independent valuation firm’s valuation report analysis as of March 31, 2023, which the Company considered representative of the fair value of the underlying common stock of the options granted on March 14, 2023, April 5, 2023, April 11, 2023, April 19, 2023, May 3, 2023 and May 9, 2023, concluded that the fair value of the Signing Day Sports common stock was $106.60 per share. The valuation report as of March 31, 2023 applied a PWERM analysis that reflected a 70% probability that the Company would complete an initial public offering and a 30% probability that the Company would continue to operate privately.

After taking into consideration each PWERM analysis, the Company calculated the grant date fair value for financial reporting purposes of grants of options and restricted stock prior to the date of the listing of the Signing Day Sports common stock on the NYSE American on November 14, 2023 based on additional factors not taken into account by the valuation reports.

Recent Accounting Pronouncements

See the sections titled “Principal Business Activity and Significant Accounting Policies — Adopted Accounting Pronouncements” and “—New Accounting Pronouncements” in Note 1 to the financial statements included elsewhere in this proxy statement/prospectus.

ONE BLOCKCHAIN BUSINESS

This section describes the business of One Blockchain LLC (referred to as “One Blockchain,” “the Company,” “we,” “us,” or “our”). We are a developer and operator of digital infrastructure focused on Bitcoin mining and high-performance computing (HPC) hosting.

Overview

One Blockchain is currently a private company primarily focused on providing hosting services for Bitcoin miners. Our operations are centered around our existing 40 MW data center facility in South Carolina, which is one of the largest single mining sites in South Carolina. In 2024, this facility generated approximately $26.8 million in revenue and approximately $5.7 million in net income. Our mission is to become a leader in providing and operating sustainable, blockchain computing infrastructure. We aim to achieve this by leveraging our expertise in data center development and operations, our access to low-cost power, and our strategic expansion into self-mining and the HPC market. The Transactions, as described in this proxy statement/prospectus, are intended to provide One Blockchain with a public listing, which we believe will enable and accelerate our future growth, enhance our currency for future acquisitions, and improve our access to capital markets. This will support our platform, which is primed for growth through a scalable business model facilitated by existing cash flow, potential leverage, and current development projects.

Corporate History

One Blockchain was organized as a limited liability company in the State of Delaware on October 11, 2021. One Blockchain does not have any subsidiaries.

Our Strengths

We believe we are well positioned for success in the competitive Bitcoin mining and HPC markets, and the following strengths differentiate us from our competitors:

Operational Excellence and Profitability

Our existing 40 MW South Carolina facility demonstrates strong performance, with a proven track record of revenue and profitability, including $5.7 million in net income in 2024. These results showcase our ability to efficiently manage and operate data center infrastructure.

Access to Low-Cost Power

We have access to low-cost power, having secured favorable power arrangements for our current operations, with an “all-in” power cost of approximately $0.052/kWh in 2023 and $0.048/kWh in 2024 at our South Carolina facility. Our Electric Service Agreement (the “Electric Service Agreement”) with Lockhart Power Company (“Lockhart Power”), a local utility provider, effective October 15, 2021 (the “ESA Effective Date”), specifies a contract demand of 40,000 kW at approximately 34,500 volts for this facility. We are actively pursuing power solutions for future expansion with the goal of maintaining a competitive cost structure. The Electric Service Agreement has an initial term of five years from the ESA Effective Date and thereafter renews year-to-year unless terminated as provided in the applicable rate schedule. The sale, delivery and use of power are governed by Lockhart Power’s rate schedule and service regulations on file with the South Carolina Public Service Commission and are subject to change upon order of the Public Service Commission of South Carolia or any other regulatory authority having jurisdiction.

Scalable Infrastructure and a Growth Pipeline

Furthermore, we possess scalable infrastructure and a growth pipeline, with a clear path for expansion. Our South Carolina facility is expandable from 40 MW to 50 MW, pending our entry into a new electric service agreement with the current supplier. Our actual and documented power pipeline stands at 200 MW. Our hosting facility in South Carolina, is situated on 17.6 acres of leased land. The ground lease has an initial term of five (5) years, commencing October 18, 2021, with options for four (4) successive five-year renewal terms. This includes a planned 150 MW facility in Texas with favorable economics and wind connectivity, all of which is pending a suite of agreements that are under negotiation. Our infrastructure development plans strategically position us for HPC, allowing us to host HPC workloads, a rapidly growing market segment. Our planned Texas facility, for example, includes plans for a potential 50 MW AI data center hosting component, pending a suite of agreements that are under negotiation.

Capital Efficient Business Model

We operate with a capital efficient business model, maintaining a strong balance sheet with no significant traditional debt as of December 31, 2024, and positive members’ equity ($10.7 million). This allows us to fund near-term growth through existing cash flows and leverage. Our historical financial performance underscores our ability to generate substantial net income.

Experienced Management Team

Our experienced management team possesses a strong track record of operational excellence and deep industry expertise in real estate, digital assets, energy, capital markets, and project management. Jerry Tang, our Chief Executive Officer, has over 14 years on Wall Street in real estate and hospitality capital markets and investment banking, managing global teams and executing over $40 billion in transactions, and holds an MS in Engineering from Columbia University. Matthew Feast, our Chief Financial Officer, co-founded VCV Digital, a digital assets investment company, and has over 15 years of experience with global banks in New York and Tokyo, focusing on real estate capital markets and credit analysis; he holds a BS in Economics from the University of Pennsylvania’s Wharton School. The broader team includes expertise in project management, network infrastructure, and operations. Our team has cultivated established relationships with lenders, manufacturers, distributors, and power providers, which are crucial for sourcing equipment and securing resources for expansion.

Our Growth Strategy

Our growth strategy is centered on transitioning from primarily a hosting model to a self-mining model, expanding our operational footprint, and diversifying into the HPC market. This strategy is designed to significantly increase our revenue and net income generation capabilities.

Transition to Self-Mining at our South Carolina Facility

A key component of our growth strategy is the transition to self-mining of crypto assets at our South Carolina Facility. We plan to expand our existing 40 MW South Carolina facility to 50 MW, pending our entry into a new electric service agreement with the current supplier. The incremental site infrastructure for this 10 MW expansion is currently estimated at approximately $250,000–$400,000 per MW, and the increase to 50 MW remains subject to utility approval and final engineering. Concurrently, we plan to transition this facility from a hosting model to a self-mining model. Miner procurement will be timed to market conditions; we intend to purchase latest-generation, high-efficiency ASICs available at the time of procurement (and may supplement with leases or near-new units if economics are attractive). This transition is projected to occur in phases, beginning in late 2025 and targeting completion for the first half of 2026. Our capital expenditure can be phased to align with this transition timeline and operational requirements. We currently expect to fund the site expansion and miner purchases with operating cash flow and debt facilities; miner capex will depend on market pricing and the percentage of our fleet allocated to self-mining. The transition is anticipated to significantly increase the near-term profitability of this facility by allowing us to capture mining revenue directly, and it supports our broader expansion plans.

We intend to mine only Bitcoin. Bitcoin mining uses specialized ASICs to perform SHA-256 hashing; the successful miner (or pool) earns the current block reward of 3.125 Bitcoin per block plus transaction fees. We expect to join a reputable mining pool at launch to reduce revenue variability, with payouts proportional to our contributed hash rate net of pool fees. Operations will run at our South Carolina site within the planned 50 MW capacity (subject to ramp and curtailments), implying up to approximately 1.2 GWh/day at full utilization, with electricity as the largest variable cost.

We expect to purchase miners and are targeting latest-generation, high-efficiency models available at the time of procurement to optimize $/TH and W/TH; we may supplement with leases or near-new units if economics are attractive. Specific models, per-unit hash rate and power draw, and total unit count are not yet finalized and will depend on pricing, availability, and delivery timelines. We expect to safeguard mined Bitcoins with a qualified custodian and/or self-hosted multi-signature setup, and to periodically sell a portion to fund operating and capital needs while retaining some for treasury, under BlockchAIn Board-approved policies that govern timing, venues, and limits. The cost to mine one Bitcoin will vary with power price, fleet efficiency, uptime/curtailment, pool fees, labor/maintenance, facility costs, depreciation, and network difficulty; because equipment selections and network conditions at commencement are not yet finalized, we cannot reasonably estimate a unit cost as of the date of this proxy statement/prospectus, and there can be no assurance the Bitcoin price will exceed our cost at all times.

Characteristics of the Bitcoin Network Relevant to Our Mining Operations

Bitcoin uses proof-of-work as its consensus model and SHA-256 as its PoW algorithm with approximately 10-minute blocks; miners or pools that find a valid block earn the current 3.125 Bitcoin subsidy plus transaction fees. Difficulty retargets approximately every 2,016 blocks (approximately two weeks), so our Bitcoin output is proportional to our share of global hash rate; the subsidy halves every 210,000 blocks (approximately every four years), most recently in April 2024. Fees fluctuate with on-chain demand and can materially affect revenue; pool participation reduces variance but adds fees and payout-timing differences, and occasional stale blocks may forfeit rewards. Bitcoin is a bearer, irreversible asset; we expect institutional-grade custody (qualified third-party and/or multi-signature) and policies to periodically sell a portion of production while retaining some for treasury.

Development of Planned Texas Data Center Hub

We plan to develop and commission a new 150 MW facility in Texas, pending a suite of agreements that are under negotiation. The initial focus for our Texas facility will be a 100 MW Bitcoin self-mining operation. Construction and miner deployment are expected to be phased, with projected completion targeted for 2027. Our Texas facility plans also include expanding into the HPC market by potentially dedicating the remaining 50 MW of capacity to AI data center hosting. The buildout for this HPC component is anticipated for completion following the initial mining deployment, leveraging cash flow from operations and potentially new capital, all pending a suite of agreements that are under negotiation. Site infrastructure is currently estimated at approximately $250,000–$400,000 per MW; miner capex will depend on market pricing and our allocation plan at the time of procurement. The Texas project is subject to execution of a suite of energy and interconnection agreements under negotiation, including a Financial Settlement and Cooperation Agreement (FSCA), Payment and Indemnification Agreement (PIA), Full Requirements Contract (FRC), Wind PPA, Infrastructure Interconnection and Coordination Agreement (IICA), Retail Service Agreement, Performance Security Agreement, and Peak Avoidance Letter.

We see significant market opportunities for our business. In Bitcoin mining, we are positioning ourselves to capitalize on the continued growth and adoption of Bitcoin. By transitioning to self-mining, we aim to capture some of the rewards of Bitcoin mining directly. Our focus on low-cost power and efficient operations is key to remaining competitive. In HPC/AI, the demand for HPC and AI compute is experiencing explosive growth. Our strategy to allocate significant capacity (up to 50MW at our Texas facility initially) to this market allows us to tap into this demand, driven by advancements in AI, machine learning, and large-scale data processing. This provides revenue diversification and exposure to a rapidly expanding technology sector.

Properties

We operate and plan to develop state-of-the-art data centers strategically located to access reliable and cost-effective power for Bitcoin mining and HPC workloads.

Current Facility. Our South Carolina facility is a 40 MW Bitcoin mining hosting facility in Spartanburg County, South Carolina. This facility is situated on approximately 17.6 acres of leased land and is one of the largest single mining sites in South Carolina. Key infrastructure components include transformers and containerized data center modules.

Additional Planned Facilities. We plan to expand our South Carolina facility to support 50 MW Bitcoin mining hosting services. This expansion is contingent upon entering into a new electric service agreement. In addition, we plan to develop a 150 MW data center in Texas that will include a 150 MW facility for at least 100 MW in data mining services or self-mining power and up to 50 MW in AI data hosting services. These expansion plans will be dependent on a suite of agreements that are under negotiation.

Geographic Locations and Rationale. Our South Carolina facility benefits from its status as a significant mining operation in the state and has established power agreements. Our planned Texas facility’s site was selected for its access to favorable power economics, including direct connectivity to renewable wind energy, and its potential to support large-scale Bitcoin mining and HPC deployments. All our current and planned facilities are 100% U.S.-based, providing operational and regulatory stability.

The key infrastructure components of our facilities utilize robust electrical infrastructure, including transformers and switchgear, to manage high power loads. We employ containerized data center modules for efficient deployment and scalability. The planned Texas facility will include a dedicated substation and interconnection facilities to manage power from the grid and the adjacent wind farm, incorporating EPS (ERCOT polled settlement) net metering capabilities.

Vendor Agreements Related to Our South Carolina Facility

We have entered into several key agreements to secure land, power, and operational capabilities for our South Carolina facility’s data center.

We lease the land for the South Carolina facility under a Ground Lease Agreement, dated as of October 19, 2021 (the “Ground Lease Agreement”), with Pacolet Milliken, LLC (“Landlord”), consisting of a 17.6-acre site in Spartanburg County, South Carolina. The initial term is five years, commencing October 19, 2021, with four successive five-year renewal options. The rent is $9,100 per month, payable in advance on the first day of each month, with a 5% escalation every five years starting October 1, 2026, and late fees of 10% for unpaid rent after ten days and 1.5% monthly interest if unpaid into the next month. The Ground Lease Agreement includes a requirement for One BlockchAIn to use Lockhart Power its power utility needs. If One BlockchAIn fails to use Lockhart Power as its utility provider for power, Landlord has the right to immediately and unilaterally terminate the Ground Lease Agreement. If Lockhart Power is unable or refuses to provide power to One BlockchAIn, either One BlockchAIn or Landlord shall have the right to immediately and unilaterally terminate the Ground Lease Agreement. One BlockchAIn may also terminate the lease if all or part of the related premises are damaged by fire, wind, flood, earthquake or other casualty and One BlockchAIn determines that it would not be commercially reasonable or desirable to repair the premises.

We obtain electric power supply for the site under the Electric Service Agreement. The initial term of the Electric Service Agreement is five years, with provisions for year-to-year continuation. The agreement specifies a contract demand of 40,000 kW at approximately 34,500 volts. See “—Energy” below for further discussion of this agreement. The price per kwh was approximately $0.052/kWh during 2023 and $0.048/kWh during 2024. The planned expansion from 40 MW to 50 MW is pending our entry into a new electric service agreement.

We, as licensor, entered into a Digital Asset Miner Co-Location License, dated September 27, 2022, with Blue Ridge Digital Mining as licensee (the “Co-Location Agreement”). Under the Co-Location Agreement, we leased 60 Antbox mobile mining containers (“Antboxes”) from Blue Ridge Digital Mining for a term of 44 months. The lease fees consisted of monthly lease payments of $29,762 for the first month; $59,524 for months 2 through 36; and, if Blue Ridge Digital Mining exercises its option to ramp down the number of Antboxes based on corresponding servers and available MWh, monthly fees in the subsequent three months will be $44,643, $29,762 and $14,881, respectively. These fees could be offset by payments of certain license fees payable by Blue Ridge Digital Mining to One Blockchain. Under a Guarantee Agreement, Merkle Standard LLC (“MS”) is a guarantor for Blue Ridge Digital Mining’s obligations under the Co-Location Agreement (the “MS Guarantee Agreement”). The lease obligations under the Co-Location Agreement, as subsequently amended, and the guarantee obligations under the MS Guarantee Agreement were superseded by the Antbox Purchase Agreement (as defined below) and the Blue Ridge Digital Mining Settlement Agreement (as defined in “Certain Relationships and Related Party Transactions – One Blockchain Transactions”).

Under a Purchase and Sale Agreement, dated as of May 15, 2025, between One Blockchain and Blue Ridge Digital Mining (the “Antbox Purchase Agreement”), One Blockchain purchased the 60 Antboxes that were formerly leased from Blue Ridge Digital Mining for a total purchase price of 24 monthly payments of $97,167 commencing on August 15, 2025 and ending on July 15, 2027. One Blockchain was required to provide the Blue Ridge Equity Purchase Agreement Guaranty (as defined in “Certain Relationships and Related Party Transactions – One Blockchain Transactions”).

We engage Tiger Cloud, a One Blockchain Securityholder, to provide comprehensive management services for our South Carolina facility, including operations management, strategic leadership, research and development, human resources, administrative workflow management, and other related management activities. Pursuant to our Management Fee Agreement with Tiger Cloud, dated February 8, 2024 (the “Management Fee Agreement”), we pay an annual management fee of $318,700 for these services.

Customer Agreements Related to Our South Carolina Facility

Under the Co-Location Agreement, we provided hosting services to Blue Ridge Digital Mining, including approximately 9,600 square feet of space within 60 Antboxes and up to 40 MW of reserved power capacity at our South Carolina facility. The agreement had a term of 44 months with options for renewal upon mutual agreement. The Co-Location Agreement provided for Blue Ridge Digital Mining to pay a base license fee (the “Base License Fee”) consisting of $153,069 for first month, $1,956,400 per month for months 2 through 41, and, in the subsequent three months, to $1,467,300, $978,200 and $489,100, respectively, based on use of 30 MW, 20 MW and 10 MW, respectively, and corresponding reduced square footage for the equipment, for such months. The license obligations under the Co-Location Agreement were superseded by the Co-Location Agreement Amendment (as defined below) and the Blue Ridge Digital Mining Settlement Agreement.

Under Amendment No. 1 to the Co-Location Agreement, dated as of May 15, 2025 (the “Co-Location Agreement Amendment”), we became entitled to all revenues of Blue Ridge Digital Mining derived from a Service Framework Agreement between Blue Ridge Digital Mining and Bitmain Technologies Georgia Limited, dated as of August 15, 2022 (the “Bitmain Agreement”). Blue Ridge Digital Mining derives revenues under the Bitmain Agreement for server hosting, maintenance and/or operation services of $0.075 per kWh, subject to certain adjustments, which, pursuant to the Co-Location Agreement Amendment, will be passed directly to One Blockchain. In addition, One Blockchain will be entitled to 50% of certain credits received by Blue Ridge Digital Mining pursuant to the Bitmain Agreement related to the period prior to the date of the Co-Location Agreement Amendment.

On July 12, 2023, One Blockchain and Code Green Apparel Corporation (“Code Green”) entered into a Master Services Agreement for the colocation and hosting of digital asset mining units at our South Carolina facility. The nominal capacity is 4 MW, and hosting services are billed monthly at a rate of $0.08 per kWh, subject to curtailment of up to four hours per day during summer months and two hours per day otherwise. The agreement renews automatically unless terminated by either party upon 30 calendar days’ prior written notice, or as otherwise permitted if Code Green fails to pay an invoice within two business days of the applicable payment date or fails to cure other non-monetary breaches within five calendar days of written notice. One Blockchain may also terminate the agreement immediately for certain legal, compliance, or risk-related reasons as specified in the agreement.

On March 19, 2024, One Blockchain and New York Crypto Capital Inc. (“New York Crypto”) entered into a Master Services Agreement for the colocation and hosting of approximately 600 miners at our South Carolina facility. The nominal assumed power consumption is 3.4 kWh per unit. The hosting service fees are calculated monthly at either (A) $0.0715 per kWh or (B) 75% of revenue after deducting electricity costs. One Blockchain retains the right to curtail electricity supply at its sole discretion. The agreement may be terminated by either party upon 15 calendar days’ prior written notice, or by One Blockchain with written notice if New York Crypto fails to pay an invoice within three (3) business days of the payment date. Additionally, the Company may terminate immediately for certain breaches, non-compliance, or changes in law as specified in the agreement.

On January 7, 2025, One Blockchain and BlockMetrix, LLC (“BlockMetrix”) entered into a Mining Services Agreement for the colocation and hosting of Bitcoin mining units at our South Carolina facility. One Blockchain is responsible for providing rack space, security, monitoring, maintenance, utilities, facility management, network and data access, technical support, and heat/thermal management. Installation is billed at $5 per miner, capped at $10,000 across all purchase orders. One Blockchain will use its best efforts to maintain uptime, with a service level target of no more than 5% unscheduled downtime per month. Hosting services are billed monthly at a rate of $0.065 per kWh, based on the nameplate power consumption of the equipment. The initial term of the agreement is two years, commencing when the equipment begins to consume power. The agreement automatically renews for successive one-year terms unless terminated earlier. Concurrently with the execution of the Mining Services Agreement, BlockMetrix agreed to purchase Bitcoin mining services and related services for 1,296 Bitcoin mining units. The terms of the order will commence on the date when the equipment begins to consume power and end on the second anniversary of the commencement date. One Blockchain may terminate the agreement upon 60 days’ notice to BlockMetrix after the first anniversary of the commencement date.

In June 2025, One Blockchain entered into a Hosting Services Agreement (“Hosting Services Agreement”) with Northstar Lending LLC (“Northstar”) under which One Blockchain will provide hosting capacity for approximately 5,400 supercomputing servers at our South Carolina facility. The agreement has a term of one year, with an option for Northstar to renew for an additional year. The hosting fee is set at $0.065 per kWh. On July 1, 2025 One Blockchain and Northstar entered into a Tripartite Supplemental Agreement with Green Volt Innovations AA1 LLC (“GreenVolt”), whereby GreenVolt was substituted as the contracting party under the Hosting Services Agreement in place of Northstar, and provided that the Hosting Services Agreement became effective on June 27, 2025.

Energy

Our energy strategy is focused on securing low-cost, reliable power, with an increasing emphasis on sustainable and carbon-neutral sources, to support our mining and HPC operations.

Our primary energy sources for our South Carolina facility involve power procured from Lockhart Power, a local utility provider, through the Electric Service Agreement. The provider sources its power portfolio from Duke Energy. Based on publicly available data for Duke Energy’s generation mix in the relevant area from 2019-2024, the primary energy sources include a significant portion of nuclear power (consistently over 54%), natural gas (approximately 22-23%), and coal (approximately 19-20%). Renewable sources such as solar and hydro represent a smaller but growing percentage of Duke Energy’s overall mix in the region. While we contract through this local utility, the underlying generation mix includes these diverse sources. The planned Texas facility would have direct interconnectivity to a wind farm, providing a significant renewable energy component. The anticipated Financial Settlement and Cooperation Agreement (“FSCA”) structure allows for the purchase of this wind energy and supplemental energy from the ERCOT market as needed.

In our analysis of energy costs and cost management strategies for our South Carolina facility, our “all-in” power cost at this facility was approximately $0.052/kWh in 2023 and $0.048/kWh in 2024. Costs are subject to an annual true-up adjustment with the utility provider based on actual consumption and final rates. For Texas, the anticipated FSCA structure would include mechanisms for energy pricing based on market conditions relative to a defined power purchase agreement price for behind-the-meter (“BTM”) wind energy. Managing energy costs will involve optimizing the consumption of BTM wind energy versus supplemental grid power based on real-time pricing and operational needs. The agreements under negotiation for our Texas facility include provisions for managing energy offtake, potentially including minimum consumption requirements or related financial settlements.

Technologies

One Blockchain leverages and plans to adopt a range of technologies to ensure efficient and competitive operations in both Bitcoin mining and HPC hosting.

Our planned mining hardware for future self-mining plans will utilize industry-standard ASIC miners. While specific models will be procured based on market availability, efficiency, and cost-effectiveness at the time of purchase, we will focus on acquiring hardware that offers a competitive hash rate and power efficiency. Our growth strategy involves significant capital expenditure for acquiring new miners for both our South Carolina facility expansion (targeting 50 MW, pending a new electric service agreement) and the new planned Texas facility (targeting 100 MW). Our hosting infrastructure at our South Carolina facility is equipped with the necessary power distribution, cooling, and networking equipment to support client-owned mining hardware, including transformers, switchgear, and containerized data center modules.

Our current and planned data centers are designed with robust network capabilities and architecture to ensure high uptime and low latency for mining operations. Our planned Texas facility, in particular, is designed with high-bandwidth connectivity suitable for both large-scale Bitcoin mining and demanding HPC/AI workloads, including fiber optic connections and redundant network paths.

In terms of proprietary technology or software, we utilize the Foreman miner management system, a platform designed for cryptocurrency mining operations developed by One Bar Mining (OBM), to monitor and manage our mining fleet. This software provides comprehensive operational oversight, enabling remote configuration, real-time performance tracking, automation capabilities, and optimized power control, which assist in maximizing efficiency and uptime across our mining operations. Additionally, we employ a proprietary machine learning model designed to monitor grid consumption on an hourly basis. This technology provides valuable insights into energy usage patterns, allowing us to optimize power procurement, manage costs more effectively, and potentially participate in grid balancing or demand response programs.

Our expansion into the HPC market, particularly with the planned 50 MW AI data center component at our planned Texas facility (pending a suite of agreements that are under negotiation), will require the adoption of technologies suited for high-density compute. This includes high-density server racks and power distribution capable of supporting power-intensive graphics processing unit servers, advanced cooling solutions, potentially including liquid cooling or advanced air cooling to manage the heat generated by HPC hardware, high-speed networking with low-latency, high-throughput network fabrics (e.g., InfiniBand or high-speed ethernet) to support data-intensive AI/ML workloads, and specialized building management systems to monitor and control the critical environment required for HPC equipment. The planned capital expenditure for our 50 MW AI facility buildout in Texas (pending a suite of agreements that are under negotiation) will cover the acquisition and installation of these advanced technologies.

Competition

The Bitcoin mining and HPC data center markets are highly competitive. Our competition ranges from large, publicly traded companies to smaller, private operations.

Competitive Landscape in the Bitcoin Mining Sector. In the Bitcoin mining sector, our hosting operation competes with other data center providers that offer colocation services to Bitcoin miners. Key competitive factors include power cost, facility reliability, security, and service levels. As we transition to self-mining, we expect to compete directly with other Bitcoin mining companies for block rewards. This competition is global and influenced by the following:

●	hash rate, which is based in part on the total computational power of a miner;

●	energy costs, which is a primary driver of profitability, where companies with access to lower-cost power have a significant advantage;

●	mining hardware efficiency, including the performance (hash rate) and power consumption of ASIC miners;

●	operational efficiency, or the ability to maintain high uptime and optimize miner performance; and

●	capital availability, or access to capital for acquiring new hardware and expanding operations.

Publicly traded competitors in the Bitcoin mining space include companies like MARA Holdings, Inc., Hut 8 Corp., TeraWulf Inc., and Bitdeer Technologies Group. These companies vary in their strategies, with some focusing on self-mining, others on hosting, and some employing a hybrid approach. Many are also vertically integrating or diversifying into related areas like HPC.

Competitive Landscape in the HPC Data Center Market. The competitive landscape in the HPC Data center market is characterized by high demand, driven by AI/ML, scientific research, and big data analytics. Competitors include established data center REITs and providers, which are generally large companies with existing data center portfolios that are increasingly catering to HPC clients. Hyperscaler cloud providers, such as Amazon Web Services, Google Cloud, and Microsoft Azure, offer HPC cloud services and are also expanding their physical data center footprints. There are also specialized HPC providers focusing specifically on HPC infrastructure and services. Additionally, other Bitcoin miners diversifying into HPC, similar to One Blockchain, are leveraging their expertise in power infrastructure and data center operations to enter the HPC market. Key competitive factors in HPC include power availability and cost, data center design and cooling capabilities (supporting high-density server racks), network performance, security, and the ability to meet the specific technical requirements of HPC workloads.

One Blockchain’s Positioning Relative to Competitors. Our low-cost power focus, emphasizing securing favorable power agreements including renewable energy sources, is a key differentiator, aiming to provide a competitive cost structure for both mining and HPC. Our experienced management team’s background in energy, finance, and real estate provides a strong foundation for executing our growth strategy. Finally, our capital efficiency and strong balance sheet, with current profitability and lack of significant traditional debt, provide a solid base for significant expansion. We believe our combination of operational experience, access to low-cost power, a clear growth strategy encompassing both Bitcoin mining (with South Carolina expansion pending a new electric service agreement and our planned Texas development) and HPC, and experienced management team will enable us to compete effectively in these dynamic markets.

Intellectual Property

As of the date of this proxy statement/prospectus, we own no intellectual property, except for one registered domain name. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

Employees

As of the date of this proxy statement/prospectus, we do not have any full-time or part-time employees. Instead, we engage Tiger Cloud, a One Blockchain Securityholder, to provide comprehensive management services, including operations management, strategic leadership, human resources, administrative workflow management, and other related management activities. Pursuant to our Management Fee Agreement with Tiger Cloud, dated February 8, 2024, we pay an annual management fee of $318,700 for these services. None of Tiger Cloud’s personnel providing these management services are represented by a labor union or subject to a collective bargaining agreement. We believe we maintain a good working relationship with Tiger Cloud, and we have not experienced any material disputes regarding employment or service-related issues.

Government Regulation

Due to the relatively short history of cryptocurrencies, and their emergence as a new asset class, government regulation of blockchain and cryptocurrencies is constantly evolving, with increased interest expressed by U.S. and internal regulators. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department’s view with respect to cryptocurrencies and the tools at the Department’s disposal to deal with threats posed by cryptocurrencies. In March 2021, the nominee for Chair of the SEC expressed the need for investor protection along with promotion of innovation in the cryptocurrency space. In January 2025, the SEC established a Crypto Task Force dedicated to developing a comprehensive regulatory framework for crypto assets. We are unable to predict the impact that any new regulations may have on our business as of the date of this proxy statement/prospectus. We continue to monitor and proactively engage in dialogue on legislative matters related to our industry.

Government regulation of blockchain and cryptocurrencies is under active consideration by the U.S. federal government via its agencies and regulatory bodies, as well as by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain cryptocurrencies as “securities” subject to regulation by the SEC.

The effect of any regulatory change, either by the federal, state, local or foreign governments or any self-regulatory agencies on us is impossible to predict, but such change could be substantial and may have a material adverse effect on our business, financial condition and results of operations. While we are unaware of significant adverse governmental or regulatory action adverse to Bitcoin mining in the United States, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to our business is possible.

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States, and may therefore impede the growth of cryptocurrencies. A number of Eastern European and Asian countries currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries. For example, in April 2023, European lawmakers approved European Union’s Markets in Crypto-Assets Regulation (MiCA), establishing a comprehensive regulatory framework for crypto-assets. Presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to our main cryptocurrency, Bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business, including the proceeding described below. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

KM JS Advisors, LLC v. VCV Digital Group, LLC, VCV Digital Infrastructure Alpha, LLC n/k/a Tiger Cloud, LLC, BPV Power Alpha, LLC, BV Power Alpha, LLC, and Jerry Tang a/k/a Yuan Tang, Case No. 2023CH09534 (Cook County, Circuit Court of Cook County, Illinois, County Department, Chancery Division). On November 20, 2023, KM JS Advisors, LLC, an Illinois limited liability company (“KMJS”), filed a compliant against VCV Digital, Tiger Cloud, One Blockchain, and Jerry Tang (collectively, the “VCV Defendants”) in Cook County, Circuit Court of Cook County, Illinois, County Department, Chancery Division. The allegations in the complaint related to a dispute between the parties as to whether a certain agreement entitled the “RE: Partnership Agreement,” dated as of July 1, 2021 (the “Partnership Agreement”), constituted a partnership under Illinois law, or other applicable law. The Partnership Agreement had provided for certain profit share and equity payout arrangements. Under a Mutual Settlement and Release Agreement, dated as of December 11, 2024 (the “KMJS Settlement Agreement”), the VCV Defendants paid KMJS $300,000, and the Partnership Agreement was terminated. The VCV Defendants indemnified KMJS and certain other persons against any liability associated with any partnership existing between the parties under Illinois law or any applicable other law. The KMJS Settlement Agreement also provided for a mutual release for any claims relating to the Partnership Agreement and the litigation. On February 28, 2025, the case was dismissed with prejudice.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ONE BLOCKCHAIN

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that involve certain developments, risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections. This discussion should be read in conjunction with the audited financial statements for the years ended December 31, 2024 and 2023 as well as the unaudited interim condensed financial statements for the three months ended June 30, 2025 and 2024, the six months ended June 30, 2025 (successor), the period ended June 30, 2024 (successor), and the period ended February 7, 2024 (predecessor), and the related notes thereto, included elsewhere in this proxy statement/prospectus. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise. References in this section to “we”, “our”, “us,” “One Blockchain,” and the “Company” generally refer to One Blockchain LLC.

Overview

One Blockchain is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high-performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (AI), and high-performance data processing.

The Company’s core operations include hosting services, leasing space, power capacity, and equipment within its data center facility to customers requiring computing power. The Company also offers modular digital asset mining containers for lease or purchase, along with related hardware and support services.

Effective May 19, 2025, the Company legally changed its name from BV Power Alpha LLC to One Blockchain LLC. This change was made to reflect the Company’s evolving strategic focus and branding.

Key Operational Developments

During the reporting periods, One Blockchain undertook several strategic and operational initiatives positioning the Company for long-term growth and operational efficiency.

1. Change in Control and Pushdown Accounting

Effective February 7, 2024, the Company underwent a change in control following a step acquisition by VCV Digital. VCV Digital acquired the remaining 50% membership interest in One Blockchain, adding to its existing indirect ownership. As a result, the Company applied pushdown accounting, which led to a revaluation of its assets and liabilities. This transaction resulted in the recognition of goodwill of $4.9 million and an increase in the carrying value of property, plant, and equipment by $1.8 million. The financial statements for periods prior to the change in control transaction reflect the historical basis of accounting (predecessor), while the financial statements for periods subsequent to the change in control reflect the new basis of accounting established by the accounting acquirer. (successor). To clearly delineate these reporting periods, the financial statements and related MD&A discussion are presented on a predecessor-successor basis, with a blackline used in the financial statements to separate the two periods.

The consolidation under VCV Digital is expected to deliver enhanced strategic alignment, improved operational oversight, and expanded access to capital resources. From VCV Digital’s perspective, this transaction represents a significant step toward assuming full control over One Blockchain’s strategic direction and aligning its operations with VCV Digital’s broader organizational strategy. Additionally, the transaction simplified the Company’s ownership structure, with the aim of improving transparency and governance, while positioning the Company for more agile decision-making and future growth initiatives.

2. Asset Optimization and Container Sales

As part of its ongoing asset optimization strategy, the Company completed the sale of all remaining modular mining containers during the first quarter of 2025. These assets had previously been classified as held for sale, and their disposition reflects the Company’s focus on streamlining operations and reallocating resources toward core infrastructure.

3. Utility Cost Management and True-Up Adjustments

One Blockchain operates under a utility procurement arrangement that includes an annual true-up mechanism to reconcile estimated versus actual energy usage. Management records quarterly true-up accruals to reflect estimated differences between projected and actual consumption along with fluctuations of inputs driving the cost of electricity. In 2024, the Company recorded a modest true-up accrual, in contrast to a significant refund recognized in prior periods. In the first and second quarters of 2025, the Company recorded a true-up accrual of $268,526 and $253,543, the accrual reflected anticipated adjustments related to both energy usage and rate variances.

4. Strategic Transactions and Growth Initiatives

In May 2025, VCV Digital Infrastructure Holdings LLC, a related party, entered into a purchase agreement to acquire 100% of the equity interest in Blue Ridge Digital Mining, making it a wholly owned subsidiary. Concurrently with the transaction, the Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining to acquire 60 Antbox containers for a total contractual consideration of $2,332,000, payable in 24 equal monthly installments of $97,167, beginning August 15, 2025, and ending July 15, 2027. This transaction allowed the Company to restructure the tenancy composition and agreements to optimize profits and diffuse credit risk arising from customer concentration to create diversification beyond a single anchor tenant.

Management has concluded that the transaction represents an asset acquisition under both U.S. GAAP and SEC regulations.

In accordance with U.S. GAAP, the transaction qualifies as an asset acquisition, as substantially all of the fair value is concentrated in a group of similar tangible assets – Antboxes – based on valuations determined using the cost approach method.

Additionally, pursuant to SEC Rule 11-01(d) of Regulation S-X, the transaction does not meet the definition of a business. As such, no pro forma financial information has been presented in the current filing.

5. Planned Business Combination

In April 2025, One Blockchain entered into the Letter of Intent with Signing Day Sports, a publicly traded company, and BlockchAIn, a newly formed Delaware holding company, outlining the terms of a proposed business combination. On May 28, 2025, the parties executed a definitive Business Combination Agreement with Signing Day Sports. The transaction contemplates that BlockchAIn will become the parent entity of both Signing Day Sports and One Blockchain, following which BlockchAIn is expected to become a publicly traded company. The transaction is being pursued solely as a path to public listing to improve access to capital. There are no operational or strategic synergies expected from merging with a sports-related business.

On July 11, 2025, the Company announced that BlockchAIn had confidentially submitted a draft registration statement on Form S-4 to the SEC. As of June 30, 2025, the transaction remains pending, and no binding obligations have been incurred.

Management has evaluated the Business Combination Agreement and determined that no adjustments to the condensed interim financial statements are required as of the reporting date. The financial impact of the transaction, if completed, will be reflected in future periods.

Related Party Transactions

One Blockchain engages in various transactions with related parties in the normal course of business. During the reporting periods, the Company reimbursed one of its members for administrative and operational expenses incurred on its behalf. Additionally, the Company maintained a loan receivable from VCV Digital, which was used to support surety bond and letter of credit requirements. This loan is non-interest-bearing and is considered fully collectible based on the collateral structure and the financial condition of the borrower.

The Company also had receivables and payables with other affiliated entities arising from operational activities. These balances are expected to be settled in the ordinary course of business.

Management monitors related party balances and transactions to ensure transparency and compliance with applicable accounting standards. All related party transactions are disclosed in the financial statements and are reviewed periodically for appropriateness and collectability.

Quantitative and Qualitative Disclosures About Market Risk

One Blockchain is exposed to certain market risks that may impact its financial condition and results of operations. These risks primarily include exposure to energy price fluctuations, credit risk from a concentrated customer base, and interest rate risk.

Commodity and Energy Price Risk

The Company’s operations are highly dependent on electricity, which is procured through a third-party energy services agreement. One Blockchain is subject to a fixed monthly minimum charge, with additional charges based on actual usage. While this structure provides some degree of cost predictability, the Company remains exposed to fluctuations in energy rates, particularly during periods of high demand or regulatory changes. The Company does not currently engage in energy hedging or derivative contracts to manage this risk. However, should the Company deem it necessary to mitigate exposure to energy price volatility, it may consider implementing hedging instruments or other risk management strategies in the future.

Credit Risk

One Blockchain’s revenue is concentrated with a single customer, Blue Ridge Digital Mining, which services multiple subtenants. While this structure provides indirect diversification, the Company remains exposed to the creditworthiness of its primary customer. To mitigate this credit risk, Blue Ridge Digital Mining has diversified its portfolio of customers among multiple subtenants, reducing dependency on any single end-user.

Following the asset acquisition transaction with Blue Ridge Digital Mining in May 2025, the Company’s customer base has become more diversified. However, a significant concentration remains with several large customers, including Green Volt Innovations AAI LLC and Bitmain Technologies Georgia Ltd. As a result, the Company continues to be exposed to credit risk associated with these key relationships.

Management is focused on achieving tenant diversification targets to reduce credit concentration risk over time. The Company actively monitors receivables and maintains a reserve for expected credit losses based on historical collection patterns and current conditions. As of the reporting dates, the Company maintained an adequate allowance for doubtful accounts related to these customers.

Interest Rate and Fair Value Risk

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, related party balances, and lease liabilities. These instruments are short-term in nature or bear fixed rates, and their carrying amounts approximate fair value. The Company uses a discounted cash flow approach to estimate fair value, incorporating observable market data where available. Given that related party balances are non-interest bearing and the Company’s lease obligations are classified as operating leases, exposure to interest rate risk is considered negligible. The Company does not currently utilize interest rate swaps or other derivatives for hedging purposes.

Results of Operations

Comparison of the results of operations for three-month period ended June 30, 2025 and June 30, 2024 (based on unaudited condensed financial statements)

	Three months ended June 30,
	2025	2024	Change ($)	Change (%)
REVENUES:	6,609,430	6,737,556	(128,126)	-2%

COSTS AND OPERATING EXPENSES:
Cost of revenues	4,196,007	3,913,444	282,563	7%
Depreciation and amortization	193,809	172,113	21,696	13%
Provision for credit losses	1,864,803	1,851,459	13,344	1%
Selling, general and administrative expenses	896,623	345,263	551,360	160%
Total costs and operating expenses	7,151,242	6,282,279	868,963	14%
OPERATING (LOSS)/INCOME	(541,812)	455,277	(997,089)	(219%)

OTHER INCOME/(EXPENSES):
Gain on disposal of assets held for sale	-	-	-	100%
Other Income/(expense), net	-	720	(720)	100%
Total other income (expense), net	-	720	(720)	100%
NET (LOSS)/INCOME	(541,812)	455,997	(997,809)	(219%)

Total revenues:

The Company generated revenue primarily from hosting services which represents the sole revenue stream. Given that all revenue is derived from this single source, no further disaggregation is required under applicable accounting standards. Revenue is recognized over time as services are provided, including access to power, space, and infrastructure within the Company’s data center facility.

Total revenue reflecting revenue from hosting services was $6.6 million for the three-month period ended June 30, 2025, a decrease of $0.1 million, or 2%, from net revenue of $6.7 million for the three-month period ended June 30, 2024.

Cost and Operating Expenses:

Total operating expenses were $7.2 million for the three-month period ended June 30, 2025 (or 108% of total revenues) compared to $6.3 million the three-month period ended June 30, 2024 (or 93% of total revenues). The increase in total operating expenses was primarily due to higher cost of power SG&A expenses.

Total operating expenses consist of the following:

●	Cost of revenues: The largest components of our cost of revenues are utilities costs including electricity bandwidth access etc. Cost of revenues were $4.2 million for the three-month period ended June 30, 2025, increase of $0.3 million, or 7%, compared to $3.9 million for the corresponding period in 2024. The increase was driven by a combination of factors, notably a higher utility true-up accrual reflecting elevated energy rates passed through by Duke Energy. Although revenue declined during the period, the cost increase was influenced by volatility in utility pricing. Utility rates fluctuate year-over-year, which can affect cost comparability across periods.

●	Depreciation and amortization: Depreciation and amortization expense primarily consists of depreciation of fixed assets and amortization of right-of-use assets, excluding amounts classified within cost of sales. For the three months ended June 30, 2025, depreciation and amortization expense totaled $0.2 million, representing an increase of $0.02 million, or 13%, compared to $0.2 million for the corresponding period in 2024. The increase was primarily driven by the acquisition of Antbox containers in May 2025.

●	Provision for credit losses: Allowance for credit loss (expenses) consists of bad debts expenses. Provision for credit losses were $1.9 million for the three-month period ended June 30, 2025, an increase of $0.01 million, or 1%, compared to $1.8 million for the corresponding period in 2024. The increase was due to a higher reserve recorded against receivables from the Company’s primary customers, reflecting updated collection risk assessments. To mitigate the expected credit risk, the Company closely monitors accounts receivable balances.

●	Selling, general and administrative (SG&A) expenses primarily consist of compensation and related costs for sales and administrative personnel, general professional fees, and management fees. SG&A expenses were $0.9 million for the three months ended June 30, 2025, representing an increase of $0.6 million, or 160%, compared to $0.3 million for the corresponding period in 2024. The increase was primarily driven by higher professional services expenses incurred to support general corporate operations, as well as professional fees related to the proposed transaction with Signing Day Sports.

Operating (loss)/income:

As a result of all preceding items, operating loss was $0.5 million for the three-month period ended June 30, 2025, compared to an operating income of $0.5 million for the three-month period ended June 30, 2024, reflecting a decrease of $1.0 million, or 219%, primarily due to higher cost of revenue, and higher professional services expenses.

Net (loss)/income for the period:

For the three-month period ended June 30, 2025, net loss was $0.5 million, compared to a net income of $0.5 million for the three-month period ended June 30, 2024, representing a decline of approximately $1 million, or 219%, largely driven by the increase in cost of revenue and higher professional services expenses.

Comparison of the results of operations for the six months ended June 30, 2025 (Successor), period ended June 30, 2024 (Successor), and period ended February 7, 2024 (Predecessor) (based on unaudited condensed financial statements)

	Successor		Predecessor
	Six months ended June 30, 2025	Period from February 8, 2024 to June 30, 2024	Period from January 1, 2024 to February 7, 2024	Change ($)	Change (%)
REVENUES:	13,807,387	10,759,178	2,724,724	323,485	2%

COSTS AND OPERATING EXPENSES:
Cost of revenues	7,469,329	6,203,481	1,567,058	(301,210)	(4%)
Depreciation and amortization	356,981	241,507	239,330	(123,856)	(26%)
Provision for credit losses	4,563,118	302,366	640,404	3,620,348	384%
Selling, general and administrative expenses	1,533,346	453,266	134,525	945,555	161%
Total costs and operating expenses	13,922,774	7,200,620	2,581,317	4,140,837	42%
OPERATING (LOSS)/INCOME	(115,387)	3,558,558	143,407	(3,817,352)	(103%)

OTHER INCOME/(EXPENSES):
Gain on disposal of assets held for sale	67,714	-	-	67,714	100%
Other Income/(expense), net	(5,360)	720	-	(6,080)	(844%)
Total other income (expense), net	62,354	720	-	61,634	8,560%
NET (LOSS)/INCOME	(53,033)	3,559,278	143,407	(3,755,718)	(101%)

Total revenues:

Total revenue, primarily reflecting revenue from hosting services, was $13.8 million for the six months ended June 30, 2025, an increase of $0.3 million, or 2%, compared to $13.5 million for the period ended June 30, 2024, and period ended February 7, 2024. The increase was primarily driven by higher contracted power capacity and expanded service utilization by the Company’s primary customer, as well as growth in the overall customer base.

Cost and Operating Expenses:

Total operating expenses were $13.9 million for the six-month period ended June 30, 2025 (or 101% of total revenues) compared to $9.8 million for the period ended June 30, 2024, and period ended February 7, 2024 (or 73% of total revenues). The increase in total operating expenses was primarily due to higher provision for credit losses and increased administrative costs.

Total operating expenses consist of the following:

●	Cost of revenues: The largest components of our cost of revenues are utility-related expenses, including electricity, bandwidth access, and other infrastructure costs. Cost of revenues totaled $7.5 million for the six months ended June 30, 2025, representing a decrease of $0.3 million, or 4%, compared to $7.8 million for the period ended June 30, 2024, and the period ended February 7, 2024. The decrease reflected improved operational efficiency and cost management. While utility rates remained relatively consistent year over year, total utility costs for the period were impacted by a shift in customer mix, with new customers incurring higher per KwH charges. Despite this, overall utility costs decreased due to lower usage during the period. This trend is reflected in the utility true-up calculation, which resulted in a significant negative adjustment, as the Company had accrued higher estimated costs earlier in the year based on projected usage and rate assumptions.

●	Depreciation and amortization: Depreciation and amortization expense primarily consists of depreciation of fixed assets and amortization of right-of-use assets, excluding amounts included in cost of sales. For the six months ended June 30, 2025, depreciation and amortization expense was $0.4 million, a decrease of $0.1 million, or 26%, compared to $0.5 million for the period ended June 30, 2024, and the period ended February 7, 2024. The decrease reflects a lower depreciable asset base. Additionally, depreciation recorded in the first quarter of 2024 was based on the pre-revaluation carrying value of property, plant, and equipment, which was depreciated over a shorter useful life of five years using the straight-line method.

●	Provision for credit losses: Allowance for credit losses consists primarily of bad debt expense. For the six months ended June 30, 2025, the Company recorded a provision for credit losses of $4.6 million, an increase of $3.7 million, or 411%, compared to $0.9 million for the period ended June 30, 2024 and the period ended February 7, 2024. The increase was driven by a higher reserve recorded against receivables from the Company’s primary customer, reflecting updated assessments of collection risk. To mitigate expected credit risk, the Company actively monitors accounts receivable balances and evaluates customer creditworthiness on an ongoing basis.

●	Selling, general and administrative expenses: Our SG&A expenses primarily consist of compensation and related costs for sales and administrative personnel, general professional fees, and management fees. SG&A expenses were $1.5 million for the six months ended June 30, 2025, an increase of $0.9 million, or 150%, compared to $0.6 million for the period ended June 30, 2024 and the period ended February 7, 2024. The increase was primarily driven by higher professional services expenses incurred to support general corporate operations, as well as professional fees related to the proposed transaction with Signing Day Sports.

Operating (loss)/income:

As a result of all preceding items, operating loss was $0.1 million for the six-month period ended June 30, 2025, compared to an operating income of $3.7 million for the period ended June 30, 2024 and the period ended February 7, 2024 reflecting a decrease of $3.8 million, or 103%, primarily due to credit loss provisions and increased administrative expenses.

Other income/(expenses):

Total other (expenses)/income, net, for the six months ended June 30, 2025, was a net income of $0.1 million, compared to $0.0 million for the period ended June 30, 2024 and the period ended February 7, 2024. The increase of $0.1 million was primarily attributable to the gain on disposal of assets held for sale recognized during the six months ended June 30, 2025.

Net (loss)/income for the period:

For the six months ended June 30, 2025, the Company reported a net loss of $0.1 million, compared to net income of $3.7 million for the period ended June 30, 2024 and the period ended February 7, 2024, representing a decline of approximately $3.8 million, or 101%. This decrease was largely driven by increased provisions for credit losses and elevated professional services expenses.

Year ended December 31, 2024 compared to year ended December 31, 2023:

	2024	2023	Change	% Change
REVENUES:	$26,812,212	$27,889,809	$(1,077,597)	(4)%

COSTS AND OPERATING EXPENSES:
Cost of revenues	14,719,608	14,466,116	253,492	2%
Depreciation and amortization	828,846	2,266,588	(1,437,742)	(63)%
Provision for credit losses	3,907,889	3,908,116	(227)	0%
Selling, general and administrative expenses	1,706,278	1,726,098	(19,820)	(1)%
Total costs and operating expenses	21,162,621	22,366,918	(1,204,297)	(5)%
OPERATING INCOME	5,649,591	5,522,891	126,700	2%

OTHER INCOME/(EXPENSES):
Impairment charges	-	(293,732)	293,732	(100)%
Loss on disposal of assets held for sale	-	(29,300)	29,300	(100)%
Other Income/(expense), net	720	14,282	(13,562)	(95)%
Total other income (expense), net	720	(308,750)	309,470	(100)%
NET INCOME	$5,650,311	$5,214,141	$436,170	8%

Total revenues:

The Company generated revenue primarily from hosting services which represents the sole revenue stream. Given that all revenue is derived from this single source, no further disaggregation is necessary. Revenue is recognized over time as services are provided, including access to power, space, and infrastructure within the Company’s data center facility.

Total revenue reflecting revenue from hosting services was $26.8 million for the year ended December 31, 2024, a decrease of $1.1 million, or 4%, from net revenue of $27.9 million for the year ended December 31, 2023. This decrease was primarily due to lower variable energy usage charges and a shift in customer billing structure.

Costs and Operating Expenses:

Total operating expenses were $21.2 million for the year ended December 31, 2024 (or 79% of total revenues) compared to $22.4 million for the year ended December 31, 2023 (or 80% of total revenues).

Total operating expenses consist of the following:

●	Cost of revenues: The largest components of our cost of revenues are utilities costs, including electricity bandwidth access. Most of our cost of revenues is fixed in nature and should not vary significantly from period to period. Cost of revenues was $14.7 million for the year ended December 31, 2024, an increase of $0.2 million, or 2%, compared to $14.5 million for the corresponding period in 2023. This slight increase was primary driven by higher fixed utility charges.

Depreciation and amortization: Depreciation and amortization expense consists primarily of depreciation of fixed assets and amortization of right-of-use assets and excludes amounts included in cost of revenues. Depreciation and amortization expenses were $0.8 million for the year ended December 31, 2024, a decrease of $1.4 million, or 63%, compared to $2.3 million for the corresponding period in 2023. The decrease was primarily driven by the revaluation of assets following the change in control in early 2024, which resulted in a lower depreciable asset base and extended useful lives under pushdown accounting.

●	Provision for credit losses: Allowance for credit losses, which includes bad debt expense, was $3.9 million for both the years ended December 31, 2024 and 2023. No material change was observed in customer credit risk profile during this period.

●	Selling, general and administrative expenses: Our Selling, general and administrative expenses consist primarily of compensation and related costs for sales, administrative and general professional fees, and management fees. These expenses remained stable at $1.7 million for both the years ended December 31, 2024 and 2023, reflecting consistent staffing and professional service levels.

Operating income:

As a result of all preceding items, operating income was $5.6 million for the year ended December 31, 2024, compared to an operating income of $5.5 million for the year ended December 31, 2023, representing an increase of 2%.

Other income/(expenses):

For the year ended December 31, 2024, total other income/(expenses), net, was approximately $0.0 million, compared to $0.3 million of income in the prior year. The $0.3 million decrease was primarily due to the absence of impairment charges in 2024, compared to $0.3 million in impairment charges recognized in 2023.

Net income for the period:

For the year ended December 31, 2024, net income was $5.7 million, compared to a net income of $5.2 million for the year ended December 31, 2023 representing an increase of 8%.

Liquidity and Capital Resources

One Blockchain manages its liquidity through a combination of operating cash flows, member contributions, and related party financing. Operating cash flows have historically been sufficient to fund day-to-day operations, including energy costs, maintenance, and administrative expenses. The Company also maintains flexibility through related party arrangements, including a non-interest-bearing loan receivable and a standby letter of credit secured by a related party to support energy procurement obligations.

While cash balances declined due to these outflows, the Company continues to monitor its working capital needs and maintains access to internal funding sources. Management believes that existing cash, expected operating cash flows, and related party support will be adequate to meet the Company’s obligations and planned expenditures for the foreseeable future.

Cash Flows: Comparison of the results of operations for the six months ended June 30, 2025 (Successor), period ended June 30, 2024 (Successor), and period ended February 7, 2024 (Predecessor) (based on unaudited condensed financial statements)

	Successor		Predecessor
	Six months ended June 30, 2025	Period from February 8, 2024 to June 30, 2024	Period from January 1, 2024 to February 7, 2024	Change ($)	Change %
Net cash (used in) provided by operating activities	(989,281)	4,545,193	(1,002,368)	(4,532,106)	(128)%
Net cash provided by (used in) investing activities	1,128,146	(1,019,013)	(57,940)	2,205,099	(205)%
Net cash provided by (used in) financing activities	(268,515)	(3,353,273)	(3,662,566)	6,747,324	(96)%
Cash and cash equivalents, end of quarter	1,457	172,937	30	(171,480)	(99)%

Cash and cash equivalents decreased from $0.2 million as of June 30, 2024, to $0.01 million as of June 30, 2025, primarily due to the following cash flow activities:

Operating activities: Net cash used in operating activities was $1.0 million for the six months ended June 30, 2025, compared to net cash provided of $3.5 million for the period ended June 30, 2024 and the period ended February 7, 2024, representing a decrease of $4.5 million, or 128%. This decline was primarily driven by unfavorable changes in working capital, including a significant increase in accounts receivable and a reduction in utility true-up refunds. Additionally, a higher provision for credit losses contributed to the decrease.

Investing activities: Net cash provided by investing activities was $1.1 million for the six months ended June 30, 2025, compared to net cash used of $1.1 million for the period ended June 30, 2024 and the period ended February 7, 2024, reflecting an increase of $2.2 million, or 205%. The variance was primarily attributable to proceeds from a related party loan of $1.0 million, proceeds from the sale of mining containers. In the prior year, investing cash flows included a $1 million loan receivable to a related party, which was not repeated in 2025.

Financing activities: Net cash used in financing activities was $0.3 million for the six months ended June 30, 2025, compared to net cash used of $7.0 million for the period ended June 30, 2024 and the period ended February 7, 2024, representing a decrease of $6.7 million, or 96%. The variance was primarily attributable to member contributions totaling $1.2 million and member distributions of $1.4 million.

Cash Flows: Year ended December 31, 2024 compared to year ended December 31, 2023:

	Year ended December 31,
	2024	2023	Change	Change %
Net cash provided by operating activities	$8,080,467	$4,457,994	$3,622,473	81%
Net cash used in investing activities	$(1,094,471)	$(388,209)	$(706,262)	182%
Net cash used in financing activities	$(11,577,793)	$(1,552,964)	$(10,024,829)	646%
Cash and cash equivalents, end of year	$131,107	$4,722,904	$(4,591,797)	(97)%

Cash decreased to $0.1 million as of December 31, 2024, compared to $4.7 million as of December 31, 2023 representing a 97% decrease. Working capital (defined as current assets minus current liabilities) was $(1.6) million as of December 31, 2024, compared to $3.6 million as of December 31, 2023, reflecting a shift to a net working capital deficit.

Net cash provided by operating activities increased by $3.6 million, or 81%, to $8.1 million during the year ended December 31, 2024, compared to net cash provided by operating activities of $4.5 million during the corresponding period in 2023. This increase was mainly attributed to favorable changes in working capital, including improved collections and reduced payables.

Net cash used in investing activities was ($1.1) million during the year ended December 31, 2024 compared to ($0.4) million during the corresponding period in 2023, representing a 182% increase in cash outflows.

The variance was primarily due to the following:

●	Investment in loan receivable - related party was ($1.0) million for the year ended December 31, 2024 and none for the year ended December 31, 2023.

●	Purchase of property, plant and equipment was ($0.1) million for year ended December 31, 2024 and ($0.4) million for the year ended December 31, 2023.

Net cash used in financing activities increased by $10.0 million, or 646%, to $11.6 million during the year ended December 31, 2024, compared to net cash used in financing activities of $1.6 million during the corresponding period in 2023.

The variance was primarily due to the following:

●	Contributions from members were $3.1 million for the year ended December 31, 2024 and none for the year ended December 31, 2023.

●	Distributions to members were ($14.7) million for the year ended December 31, 2024 and ($1.6) million for the year ended December 31, 2023.

Critical Accounting Estimates

Critical accounting estimates are those that involve significant judgment, require complex assumptions, and could materially impact the Company’s financial condition or results of operations. These estimates are developed in accordance with U.S. GAAP and are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates under different assumptions or conditions.

The preparation of One Blockchain’s financial statements require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates are evaluated on an ongoing basis and are based on historical experience, current conditions, and other factors that management believes to be reasonable under the circumstances.

The following represent the Company’s most critical accounting estimates:

Revenue Recognition

The Company recognizes revenue from hosting services in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized over time as the Company satisfies its performance obligations, which typically consist of providing access to power, space, and infrastructure within its data center. The contracts include both fixed and variable components, with the variable portion tied to actual energy usage. Management exercises judgment in estimating the timing and amount of revenue to be recognized, particularly in relation to the annual utility true-up process, which reconciles estimated and actual energy consumption.

Utility True-Up Adjustment

The Company procures electricity through a local utility provider and is subject to an annual true-up process that reconciles estimated energy costs with actual consumption and final rates. Management must estimate the true-up accrual at each reporting period, which directly impacts cost of revenues. This estimate involves significant judgment, particularly in forecasting usage patterns, rate changes, and timing of adjustments.

Allowance for Credit Losses

The Company maintains an allowance for expected credit losses on accounts receivable in accordance with ASC Topic 326, Financial Instruments - Credit Losses (“ASC 326”). This estimate requires significant judgment in assessing the collectability of receivables, particularly given the Company’s revenue concentration with a single customer. Management considers historical collection patterns, current financial conditions, and forward-looking information to determine the appropriate reserve. Changes in customer creditworthiness or economic conditions could materially impact the allowance and related expense.

Fair Value Measurements and Pushdown Accounting

Following a change in control in early 2024, the Company applied pushdown accounting, which required the remeasurement of assets and liabilities at fair value. This process involved significant estimates, particularly in determining the fair value of property, plant, and equipment and the recognition of goodwill. These estimates were based on third-party valuations and management’s assumptions regarding future cash flows, discount rates, and market conditions.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This assessment involves estimating future undiscounted cash flows and comparing them to the asset’s carrying value. If impairment indicators exist, the Company determines the fair value of the asset using market-based or discounted cash flow approaches. These estimates require significant judgment and are sensitive to changes in assumptions about future performance and market conditions.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

There were no new accounting standards adopted during the six months ended June 30, 2025, that had a material impact on the Company’s financial condition, results of operations or cash flow.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses which enhances expense disclosure requirements for public business entities. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this standard but does not expect it to have a material effect on the Company’s condensed financial statements.

Emerging Growth Company and Smaller Reporting Company Status

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. We may elect to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either irrevocably elect to opt out of such extended transition period or no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. We will continue to remain an emerging growth company until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer as defined in Rule 12b-2 under the Exchange Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Signing Day Sports and One Blockchain.

Description of the Proposed Transaction

On May 27, 2025, Signing Day Sports, BlockchAIn, One Blockchain, and two wholly owned subsidiaries of BlockchAIn – Merger Sub I and Merger Sub II – entered into the Business Combination Agreement to effect the Business Combination. BlockchAIn, Merger Sub I and Merger Sub II are newly formed entities for purposes of participating in the transactions contemplated by the Business Combination Agreement. Under the terms of the Business Combination Agreement, at the closing of the business combination contemplated by the Business Combination Agreement, Merger Sub I will merge with and into Signing Day Sports, with Signing Day Sports surviving as a wholly owned subsidiary of BlockchAIn, and Merger Sub II will merge with and into One Blockchain, with One Blockchain surviving as a wholly owned subsidiary of BlockchAIn. In this transaction, all outstanding Signing Day Sports common stock will be cancelled and converted into the right to receive a number of BlockchAIn common shares that will not be less than 8.5% of the BlockchAIn common shares that will be outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants). Each outstanding Signing Day Sports option and warrant will be assumed by BlockchAIn and converted into options and warrants, respectively, to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price, and each assumed option will be fully vested. All outstanding One Blockchain membership interests will be converted into the right to receive a number of BlockchAIn common shares equal to the quotient of the total number of Signing Day Sports common shares outstanding immediately prior to the Closing on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of BlockchAIn common shares that the Signing Day Sports common stock will be converted into the right to receive at the effective time of the Business Combination, subject to certain adjustments.

In addition, the Business Combination Agreement provides for the issuance of the Earnout Shares to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of BlockchAIn common shares issued to the One Blockchain Securityholders at the Closing, subject to adjustment. Tiger Cloud and VCV Digital may receive up to [2,384,282] and [2,384,282] additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to [172,953] additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

The number of BlockchAIn common shares offered in connection with the Closing is expected to be [46,444,482] (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $[5.06] (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $[19,975,772] and $[207,510,145] (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $[103,755,073] and $[103,755,073] (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $[142,974,489] (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $[7,523,164] (subject to adjustment). Holders of shares of the SGN Series A Preferred Stock will not receive any consideration in connection with such shares beyond the nominal consideration that they may be entitled to upon the redemption of their shares, which will occur either automatically immediately prior to the opening of the Meeting if such shares are not voted by proxy prior to the Meeting or upon approval of the proposals at the Meeting, or by order of the Signing Day Sports Board in its sole discretion.

The Business Combination Agreement provides that BlockchAIn may adjust the number of BlockchAIn common shares into which the Signing Day Sports common stock and the One Blockchain membership interests may be converted so long as the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

Upon the Closing, it is anticipated that Signing Day Sports Stockholders will become owners of approximately 8.5% of BlockchAIn, One Blockchain securityholders will become owners of approximately 88.3% of BlockchAIn, and Maxim Partners (or its designees) will become owners of approximately 3.2% of BlockchAIn.

Commitment Fee Shares Issued

On July 21, 2025, Signing Day Sports entered into the Helena Purchase Agreement with Helena. Under the Helena Purchase Agreement, Signing Day Sports has the right to direct Helena to purchase up to $10 million in shares of Signing Day Sports common stock. In consideration for the execution and delivery of the Helena Purchase Agreement, Signing Day Sports issued 50,000 shares of Signing Day Sports common stock to Helena with an aggregate value of $97,000, within one business day of the date of the authorization of such issuance by the NYSE American.

Series A Preferred Stock Dividend and Redemption

On [         ], 2025, Signing Day Sports declared a dividend of one share of SGN Series A Preferred Stock for each share of Signing Day Sports common stock outstanding, resulting in the issuance of 3,947,781 shares of SGN Series A Preferred Stock. The SGN Series A Preferred Stock was issued to facilitate certain voting rights and is expected to remain outstanding only for a limited duration, after which it will be redeemed for $0.001 per ten shares beneficially owned (subject to no cash payment for beneficially owning less than ten shares or any portion of shares beneficially owned that is not equal to a whole number that is a multiple of ten). The Company has determined the fair value of the SGN Series A Preferred Stock to be equivalent to the redemption value. Immediately prior to or at the conclusion of the Meeting, or by order of the Signing Day Sports Board in its sole discretion, all outstanding shares of SGN Series A Preferred Stock will be automatically redeemed pursuant to the terms of the Certificate of Designation. As the issuance and redemption will occur prior to the acquisition close, the SGN Series A Preferred Stock is not considered outstanding as of the pro forma balance sheet date. Accordingly, the pro forma financial statements include adjustments to reflect both the issuance and redemption of the SGN Series A Preferred Stock, resulting in no net impact to total stockholders’ equity.

Pro Forma Accounting

The unaudited pro forma condensed combined financial information has been prepared to give effect to the following:

●	Business Combination Accounting: The Business Combination Agreement of Signing Day Sports and One Blockchain will be evaluated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as a reverse acquisition with One Blockchain being deemed the accounting acquirer and Signing Day Sports being deemed the accounting acquiree for accounting purposes. Under ASC 805, One Blockchain, as the accounting acquirer, will record the assets acquired and liabilities assumed of Signing Day Sports in the transaction at their fair values as of the acquisition date;

●	Share Distribution: The issuance of BlockchAIn common shares to legacy Signing Day Sports stockholders, Maxim Partners (or its designees), and the legacy One Blockchain Securityholders, resulting in post-transaction shareholdings of approximately 8.5% of the outstanding shares (on a fully-diluted basis excluding any out-of-the-money options and warrants) by legacy Signing Day Sports stockholders, 3.5% of the total transaction enterprise value by Maxim Partners (or its designees), and the remaining percentage of outstanding shares by the legacy One Blockchain Securityholders;

●	Transaction Costs: The incorporation of certain transaction costs related to the Transactions; and

●	Earnout Shares: The initial fair value of the Earnout Shares that may be issued to the One Blockchain Securityholders and Maxim Partners (or its designees) if the specified threshold is met will be classified within equity in accordance with the provisions of FASB ASC Topic 815-40 since the Earnout Shares will be indexed to BlockchAIn common stock and BlockchAIn controls the ability to settle these instruments in shares. The estimated fair value of the Earnout Shares that may be issued to the One Blockchain Securityholders will be recognized within expenses since the Earnout Shares will not be issued pro rata to all the BlockchAIn shareholders and the offsetting entry will increase shareholders’ equity. The estimated fair value of the Earnout Shares that may be issued to Maxim Partners (or its designees) will also be recognized within expenses and the offsetting entry will increase shareholders’ equity. The initial fair value of the Earnout Shares that may be issued to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025) and to Maxim Partners (or its designees) has been reflected as a transaction accounting adjustment in the pro forma combined financial statements and has increased expenses and equity by the amount of the initial fair value. Assuming that the performance conditions relating to the issuance of the Earnout Shares will be satisfied, and that no adjustments are made to the number of BlockchAIn common shares issued to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025), the weighted average number of shares would increase by 5,114,470 shares.

The accompanying unaudited pro forma condensed combined balance sheets as of June 30, 2025 were prepared as if the Business Combination had occurred on June 30, 2025, and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the fiscal year ended December 31, 2024 were prepared as if the Business Combination had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following:

●	The audited consolidated financial statements of Signing Day Sports included elsewhere in this proxy statement/prospectus.

●	The unaudited financial statements of Signing Day Sports for the six months ended June 30, 2025 included elsewhere in this proxy statement/prospectus.

●	The audited consolidated financial statements of One Blockchain for the year ended December 31, 2024 included elsewhere in this proxy statement/prospectus, which present predecessor and successor activity in the consolidated statements of operations for that period.

●	The unaudited financial statements of One Blockchain for the six months ended June 30, 2025 included elsewhere in this proxy statement/prospectus.

●	The sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Blockchain” included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. It is not necessarily, and should not be assumed to be, indicative of the actual results that would have been achieved had the business combination been completed as of the dates indicated or that may be achieved in the future. In addition, the pro forma combined financial information does not consider potential effects of changes in market conditions, anticipated synergies, operating efficiencies, tax benefits, or other factors. The preliminary allocation of the pro forma purchase price is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon the consummation of the transaction.

UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
	June 30, 2025
					(Unaudited)
Assets

Cash and cash equivalents	$656,707	$1,457	$-		$658,164
Accounts Receivable	23,217	148,942	-		172,159
Accounts Receivable - related party	-	1,106,451	-		1,106,451
Loan receivable - related party	-	49,169	-		49,169
Prepaid expenses	50,000	-	-		50,000
Other current assets	-	23,151	97,000	I	120,151
Total current assets	729,924	1,329,170	97,000		2,156,094

Property, plant and equipment, net	10,565	9,331,416	-		9,341,981
Internally developed software, net	556,570	-	-		556,570
Operating lease right of use asset, net	89,912	135,415	-		225,327
Intangible assets, net	3,667	4,851,136	6,034,295	A	10,889,098
Other non-current assets	34,232	-	-		34,232
Total assets	$1,424,870	$15,647,137	$6,131,295		$23,203,302

Liabilities and Stockholders’ Equity

Liabilities:
Accounts payable/accrued expenses	$960,916	$2,039,670	$-		$3,000,586
Accrued liabilities	-	-	926,300	J	926,300
Deferred revenue/contract liabilities	2,397	28,063	-		30,460
Loans payable - related party	-	18,750	-		18,750
Accounts payable- related party	-	470,305	-		470,305
Current operating lease right of use liability	92,404	108,147	-		200,551
Current portion of consideration payable	-	1,068,837	-		1,068,837
Other current liabilities	-	247,624	-		247,624
Total current liabilities	1,055,717	3,981,396	926,300		5,963,413

Consideration payable, net of current portion	-	1,263,163	-		1,263,163
Noncurrent operating lease liability	8,042	27,269	-		35,311
Total liabilities	1,063,759	5,271,828	926,300		7,261,887

Stockholders’ equity:
Common stock	391	-	(391)	A
			4,101	B
			395	B
			149	B
			5	I	4,650
Preferred stock	-	-	395	G
			(395)	H	-
Additional paid-in capital	28,255,297	-	(11,489,227)	A
			8,005,257	C
			280,184	D
			128,053	E
			2,408,602	F
			3,553	G
			(3,553)	H
			96,995	I	27,685,160
Subscription receivable	(11)		11	A	-
Retained earnings (accumulated deficit)	(27,894,566)	-	27,894,566	A	-
			(926,300)	J
	-	-	(8,005,257)	C
			(280,184)	D
			(128,053)	E
			(2,408,602)	F
			(3,948)	G
			3,948	H	(11,748,395)
Other comprehensive income	-	-	-		-
Members equity and retained earnings	-	10,375,309	(10,375,309)	A	-
Total stockholders’ equity	361,111	10,375,309	5,204,995		15,941,415

Total liabilities and stockholder’s equity	$1,424,870	$15,647,137	$6,131,295		$23,203,302

UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
					(Unaudited)

Revenues, net	$215,164	$13,807,387	$-		$14,022,551
Cost of services	19,659	7,469,329	-		7,488,988

Gross profit	195,505	6,338,058	-		6,533,563

Operating costs and expenses:
Advertising and marketing	1,136	-	-		1,136
General and administrative	2,614,154	1,533,346	-		4,147,500
Depreciation and amortization	-	356,981	-		356,981
Allowance for credit losses - expense	-	4,563,118	-		4,563,118
Total operating expenses	2,615,290	6,453,445	-		9,068,735
Operating income (loss)	(2,419,785)	(115,387)	-		(2,535,172)

Other income (expense)
Interest expense	(20,994)	(5,360)	-		(26,354)
Interest income	10,621	-	-		10,621
Late fee income	-	-	-		-
Deferred tax income, net	-	-	-		-
Change in fair value of derivative and gain on warrant exercise	10,764	-	-		10,764
Other income (expense), net	209,716	67,714	-		277,430
Total other income (expense)	210,107	62,354	-		272,461
Income (loss) before taxes	(2,209,678)	(53,033)	-		(2,262,711)

Income tax benefit (provision)	-	-	-		-
Net loss	$(2,209,678)	$(53,033)	-		$(2,262,711)

Weighted Average Common shares outstanding - basic	2,644,332	-	-	K	46,444,482
Weighted Average Common shares outstanding - diluted	2,644,332	-	-	K	46,444,482

Net loss per common share - basic	$(0.84)	-	-		$(0.05)
Net loss per common share - diluted	$(0.84)	-	-		$(0.05)

UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
					(Unaudited)

Revenues, net	$615,551	$26,812,212	$-		$27,427,763
Cost of services	200,802	14,719,608	-		14,920,410

Gross profit	414,749	12,092,604	-		12,507,353

Operating expenses:
Advertising and marketing	94,814	-	-		94,814
General and administrative	7,813,759	1,706,278	926,300	L
			128,053	N
			2,408,602	O
			280,184	P
			8,005,257	M	21,268,432
Depreciation and amortization	-	828,846	-		828,846
Allowance for credit losses - expense	-	3,907,889	-		3,907,889
Total operating expenses	7,908,573	6,443,013	11,748,395		26,099,981
Operating income (loss)	(7,493,824)	5,649,591	(11,748,395)		(13,592,628)

Other income (expense)
Interest expense	(787,564)	-	-		(787,564)
Interest income	13,165	-	-		13,165
Deferred tax income, net	(65,000)	-	-		(65,000)
Change in fair value of derivative and gain on warrant exercise	332,325	-	-		332,325
Other income (expense), net	(725,054)	720	-		(724,334)
Total other income (expense)	(1,232,128)	720	-		(1,231,408))
Income (loss) before taxes	(8,725,952)	5,650,311	(11,748,395)		(14,824,036)

Income tax benefit (provision)	-	-	-		-
Net loss	$(8,725,952)	$5,650,311	$(11,748,395)		$(14,824,036)

Weighted Average Common shares outstanding - basic	426,931	-	-	K	46,444,482
Weighted Average Common shares outstanding - diluted	426,931	-	-	K	46,444,482

Net loss per common share - basic	$(20.44)	-	-		$(0.32)
Net loss per common share - diluted	$(20.44)	-	-		$(0.32)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheets as of June 30, 2025 were prepared as if the Business Combination had occurred on June 30, 2025, and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the fiscal year ended 2024 were prepared as if the Business Combination had occurred as of January 1, 2024. These unaudited pro forma condensed combined financial statements do not include adjustments for potential synergies, restructuring activities, or other anticipated cost savings.

The Closing is contingent upon the satisfaction or (where permissible) waiver of certain conditions, obtaining stockholder approval and the clearance of an initial listing application by NYSE American or other national securities exchange. As of the date of this proxy statement/prospectus, these conditions have not been satisfied or (where permissible) waived, and the Closing has not occurred. Additionally, purchase consideration and the fair value of the net assets acquired have not been fully determined. The amounts reflected in the pro forma financial statements for the purchase consideration and fair value of net assets acquired are preliminary and subject to adjustment upon the completion of the fair value measurement process. The final determination of fair value may result in significant changes to goodwill, depreciation expense and amortization expense for the periods presented. Any impacts from deferred taxes included in the pro forma financial information are preliminary and subject to adjustment. The final determination of the deferred taxes may result in significant changes to goodwill and income tax expense for the periods presented, as the measurement of deferred tax assets and liabilities is dependent on further evaluation of the tax basis of assets acquired and liabilities assumed, as well as applicable tax rates and laws in effect at the time of the Closing.

The following table summarizes the shares of Signing Day Sports common stock outstanding immediately prior to the consummation of the Business Combination:

Common Shares
Signing Day Sports, Inc. stockholders	3,947,781

The following table summarizes the pro forma BlockchAIn common shares outstanding immediately after the Closing of the Business Combination, assuming that no adjustments are made to the number of BlockchAIn common shares issued to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025), excluding the potential dilutive effects of the Earnout Shares and outstanding options and warrants, and BlockchAIn common shares issued to the One Blockchain Securityholders who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025):

Common Shares
Signing Day Sports, Inc. stockholders	3,947,781
One Blockchain LLC securityholders	41,009,910
Maxim Partners LLC (or its designees)	1,486,791
Total	46,444,482

NOTE 2. PURCHASE PRICE ALLOCATION

The preliminary purchase price for Signing Day Sports is as follows:

June 30, 2025
Number of shares outstanding owned by Signing Day Sports shareholders	3,947,781
Multiplied by the price per share of Signing Day Sports common stock	$1.62
Preliminary purchase consideration based on Signing Day Sports shares outstanding	$6,395,406

When accounting for a reverse acquisition, the consideration transferred is measured using the most reliably measured fair value. As a publicly traded company on the NYSE American, Signing Day Sports shares are more reliably measurable than BlockchAIn common shares or One Blockchain membership interests. On August 12, 2025, the last reported sale price of the Signing Day Sports common stock on the NYSE American was $1.62 per share, which was determined to be the most recent practicable date prior to the effective date of the registration statement of which this proxy statement/prospectus forms a part. Accordingly, a stock price of $1.62 per share was used in accounting for the acquisition.

As of the date of these unaudited pro forma condensed combined financial statements, BlockchAIn has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Signing Day Sports’ assets to be acquired and liabilities to be assumed. A final determination of the fair value of Signing Day Sports’ assets and liabilities will be based on the information and assumptions that exist as of the date of the Closing, and, therefore, cannot be made prior to the acquisition date. Certain valuations and assessments, including valuations of property, plant and equipment, intangible assets, other assets and contract liabilities are in process. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. Upon completion of the acquisition, a final determination of fair value of Signing Day Sports’ assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will be reflected in the actual reporting by BlockchAIn subsequent to the Closing. The final purchase price allocation may be materially different than that reflected in the pro forma allocation presented below.

The following table provides the Signing Day Sports common stock price sensitivity analysis for the potential impact of variations to the estimated purchase price:

Signing Day Sports Common Stock Price Sensitivity Analysis	Signing Day Sports Common Stock Price	Estimated preliminary purchase consideration
As presented in the unaudited pro forma condensed combined financial statements	$1.62	$6,395,406
A 5% increase in Signing Day Sports common stock price	$1.70	$6,711,229
A 10% increase in Signing Day Sports common stock price	$1.78	$7,027,051
A 5% decrease in Signing Day Sports common stock price	$1.54	$6,079,584
A 10% decrease in Signing Day Sports common stock price	$1.46	$5,763,761

The preliminary fair values of the assets acquired, and liabilities assumed as of the applicable assumed acquisition date are as follows:

Preliminary allocation of purchase consideration	June 30, 2025
Cash and cash equivalents	$656,707
Accounts Receivable	23,217
Loan receivable - related party	-
Prepaid expenses	50,000
Other current assets	-
Property, plant and equipment, net	10,565
Internally developed software, net	556,570
Operating lease right of use asset, net	89,912
Intangible assets, net	6,037,962
Other non-current assets	34,232
Total assets acquired	7,459,165

Accounts payable/accrued expenses	960,916
Deferred revenue/contract liabilities	2,397
Lease liability	100,446
Total liabilities assumed	1,063,759
Net assets acquired	$6,395,406

NOTE 3. PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements reflect the following:

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Balance Sheet

A-	Adjustments to recognize the excess consideration to net assets acquired and to reflect the issuance of BlockchAIn common shares as a new entity and the elimination of Signing Day Sports’ and One Blockchain’s historical equity balances.

B-	Reflects the par value of BlockchAIn common shares to be issued to the One Blockchain Securityholders, the Signing Day Sports Stockholders, and Maxim Partners (or its designees).

C-	Represents the initial fair value of the Earnout Shares of $8,005,257 that will be issued to the One Blockchain Securityholders if the specified threshold is met, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings.

D-	Represents the portion of the fair value relating to the Earnout Shares that will be issued to Maxim Partners (or its designees) if the specified threshold is met, amounting to $280,184, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings.

E-	Reflects non-recurring compensation expense of $128,053 related to the accelerated vesting of equity awards granted to employees of Signing Day Sports.

F-	Reflects the increase in additional paid-in capital with the estimated fair value of the 1,486,791 BlockchAIn common shares expected to be issued at the time of the Business Combination to Maxim Partners (or its designees) as compensation under the Advisory Agreement with One Blockchain amounting to $2,408,602.

G-	On [ ], 2025, the Signing Day Sports Board declared a dividend of one share of SGN Series A Preferred Stock for each share of Signing Day Sports common stock outstanding, resulting in the issuance of 3,947,781 shares of SGN Series A Preferred Stock. The SGN Series A Preferred Stock was issued at a fair value of $1.62 per share, with a par value of $0.0001 per share. For purposes of the unaudited pro forma condensed consolidated balance sheet, this issuance is reflected as a reduction in Retained Earnings of $3,948, with a corresponding increase in Preferred Stock of $395 and Additional Paid-In Capital of $3,553. This adjustment reflects the distribution of a stock dividend to common stockholders and assumes the issuance occurred as of the pro forma balance sheet date.

H-	Pursuant to the terms of the Certificate of Designation, immediately prior to or at the conclusion of the Meeting, or by order of the Signing Day Sports Board in its sole discretion, all outstanding shares of SGN Series A Preferred Stock will be automatically redeemed pursuant to the terms of the Certificate of Designation. The redemption consideration will be $0.001 in cash per ten shares beneficially owned (subject to no cash payment for beneficially owning less than ten shares or any portion of shares beneficially owned that is not equal to a whole number that is a multiple of ten), resulting in a nominal aggregate redemption value. For purposes of the unaudited pro forma condensed consolidated balance sheet, the redemption is reflected as a reversal of the previously recorded equity amounts, with a decrease in Preferred Stock of $395 and Additional Paid-In Capital of $3,553, and a corresponding increase in Retained Earnings of $3,948. As the redemption will occur prior to the acquisition close, the SGN Series A Preferred Stock is not considered outstanding as of the pro forma balance sheet date.

I-	Pursuant to the Helena Purchase Agreement, Signing Day Sports issued 50,000 shares of Signing Day Sports common stock to Helena, valued at $97,000, as a commitment fee. For purposes of the unaudited pro forma condensed consolidated balance sheet, this issuance is reflected as an increase to Other Assets to recognize deferred financing costs, and a corresponding increase to Stockholders’ Equity (Common Stock and Additional Paid-In Capital). The shares are considered fully earned upon execution of the Helena Purchase Agreement and are assumed to have been issued as of the pro forma balance sheet date.

J-	Non-recurring One Blockchain expenses related to transaction costs of approximately $701,300 for legal, audit and other professional service provider expenses, $75,000 for regulatory filing fees, and $150,000 for miscellaneous costs to be paid by One Blockchain at Closing that were not accrued as of June 30, 2025.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

K-	The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of BlockchAIn common shares outstanding, assuming that the Business Combination occurred on January 1, 2024, and that no adjustments are made to the number of BlockchAIn common shares issued to the members of One Blockchain who hold One Blockchain membership interests immediately prior to the Closing (which is expected to occur in the fourth quarter of 2025). Because the Earnout Shares are contingently issuable based upon BlockchAIn reaching specified thresholds that have not yet been achieved, the Earnout Shares have been excluded from basic and diluted pro forma net profit per share.

Signing Day Sports shares at the time of the business combination	3,947,781
In Connection with the Business Combination:
Elimination of Signing Day Sports shares	(3,947,781)
Issuance of BlockchAIn common shares to Signing Day Sports stockholders	3,947,781
Issuance of BlockchAIn common shares to One Blockchain members	41,009,910
Issuance of BlockchAIn common shares to Maxim Partners (or its designees)	1,486,791
BlockchAIn common shares outstanding at closing	46,444,482

L-	Non-recurring One Blockchain expenses related to transaction costs of approximately $701,300 for legal, audit and other professional service provider expenses, $75,000 for regulatory filing fees, and $150,000 for miscellaneous costs to be paid by One Blockchain at Closing that were not accrued as of June 30, 2025.

M-	Represents other expenses amounting to $8,005,257 relating to the fair value of the Earnout Shares that will be issued to the One Blockchain Securityholders (also refer to adjustment C).

N-	Reflects non-recurring compensation expense of $128,053 related to the accelerated vesting of equity awards granted to employees of Signing Day Sports (also refer to adjustment E).

O-	Reflects the increase in additional paid-in capital with the estimated fair value of the 1,486,791 BlockchAIn common shares expected to be issued at the time of the Business Combination to Maxim Partners (or its designees) as compensation under the Advisory Agreement with One Blockchain amounting to $2,408,602 (also refer to adjustment F).

P-	Represents the portion of the fair value relating to the Earnout Shares that will be issued to Maxim Partners (or its designees) if the specified threshold is met, amounting to $280,184, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings (also refer to adjustment D).

NOTE 4. ACCOUNTING POLICIES

Management has performed a preliminary review of the accounting policies of Signing Day Sports and One Blockchain and has determined that no material adjustments are necessary at this time. However, finalization of the purchase accounting may result in certain adjustments upon further analysis and these adjustments may be material.

MANAGEMENT OF SIGNING DAY SPORTS

Directors and Executive Officers

The following sets forth information about our directors and executive officers:

Name	Age	Position
Daniel Nelson	62	Chief Executive Officer, Chairman and Director
Damon Rich	56	Chief Financial Officer
Jeffry Hecklinski	51	President and Director
Craig Smith	30	Chief Operating Officer and Secretary
Roger Mason Jr.	44	Director
Greg Economou	60	Director
Peter Borish	65	Director

Daniel Nelson. Mr. Nelson has been a member of the Signing Day Sports Board since July 2022, was our President from August 2022 to November 2022, has been our Chief Executive Officer since November 2022, and has been our Chairman since March 2023. Mr. Nelson began working in the financial services industry in 1986. In 1997, Mr. Nelson formed, and has since served as chief executive officer of, Daniel Nelson Financial Services, which focuses on the employee benefits market. For more than 30 years, Mr. Nelson has acquired extensive knowledge and experience in the financial services arena. Mr. Nelson also formed Daniel Nelson Financial Services to provide financial guidance for all individuals. We believe that Mr. Nelson is qualified to serve on the Signing Day Sports Board due to his experience in finance, particularly with respect to the sports management division of Daniel Nelson Financial Services.

Damon Rich. Damon Rich has served as our Chief Financial Officer since February 2025, and was our Interim Chief Financial Officer from April 2023 to February 2025. Since February 2019, Mr. Rich has also been Chief Financial Officer of Daniel Nelson Financial Services. From July 2011 to February 2019, Mr. Rich was Accounting Manager – General Ledger/Financial Reporting at Safeway, Inc. From July 2005 to July 2011, Mr. Rich was Accounting Manger – Warehouse Payables, at Safeway, Inc. From May 2001 to July 2005, Mr. Rich was an accountant for Safeway, Inc. From February 1999 to May 2001, Mr. Rich was the Controller of North Phoenix Baptist Church in Phoenix, Arizona. Mr. Rich holds a Bachelor of Accountancy and a Bachelor of Business Administration from New Mexico State University and earned his CPA designation in 1999.

Jeffry Hecklinski. Mr. Hecklinski has served as our President and a member of the Signing Day Sports Board since April 2024, and was our General Manager from March 2023 to April 2024. From November 2022 to February 2023, Mr. Hecklinski acted as a consultant in the college sports industry. From January 2022 to October 2022, Mr. Hecklinski was Assistant Football Coach at San Diego State University. From December 2018 to December 2019, Mr. Hecklinski was Assistant Football Coach at University of Kansas. From December 2016 to December 2018, Mr. Hecklinski was Assistant Football Coach at Indiana State University. Mr. Hecklinski was also Assistant Football Coach at University of Illinois Urbana-Champaign in 2016, the Colorado State University Pueblo in 2015, and the University of Michigan from 2011 to 2014. Mr. Hecklinski holds a bachelor’s degree in Communications from Western Illinois University. We believe that Mr. Hecklinski is qualified to serve on the Signing Day Sports Board due to his extensive experience in coaching and recruiting college student-athletes.

Craig Smith. Mr. Smith has served as our Chief Operating Officer since April 2024 and as our Secretary since June 2024, and was our Chief of Development from February 2023 to April 2024. From January 2022 to February 2023, Mr. Smith was Director of Player Personnel at San Diego State University, and from January 2020 to December 2021, was San Diego State University’s Assistant Director of Football Operations. From January 2017 to January 2020, Mr. Smith was Director of Football Operations and Player Personnel at Indiana State University. Mr. Smith holds a Bachelor of Arts degree in sports management from Siena Heights University.

Roger Mason Jr. Mr. Mason has been a member of the Signing Day Sports Board since September 2022. Mr. Mason is a former professional basketball player for the National Basketball Association, or NBA. Mr. Mason was selected with the 31st overall pick by the Chicago Bulls in the 2002 NBA draft and continued his NBA player career with various NBA teams through January 2014. Mr. Mason also played professional basketball internationally for Olympiacos of Greece during the 2004–05 season and Hapoel Jerusalem in Israel during the 2005–06 season. From August 2013 to September 2014, Mr. Mason served as First Vice President of the National Basketball Players Association, or NBPA, and from November 2014 to December 2016, was the NBPA’s Deputy Executive Director. In March 2018, Mr. Mason co-founded and has since served as the Chief Executive Officer of Vaunt. Vaunt, based in New York City, creates in-person, once-in-a-lifetime destination programming and alternative competitions with pro athletes and entertainers. Mr. Mason earned a Bachelor of Science in Architecture/Business from the University of Virginia in 2002, a Bachelor of Science in Business/Management from Union Institute & University, and an MBA from Columbia Business School in 2017. We believe that Mr. Mason is qualified to serve on the Signing Day Sports Board due to his business acumen and success in numerous organizations. Additionally, with Mr. Mason’s knowledge and skills as a former NBA player and Deputy Executive Director of the NBPA, Mr. Mason will be able to provide insights, leadership, and expertise as it pertains to our technology, recruitment, and marketplace.

Greg Economou. Mr. Economou has been a member of the Signing Day Sports Board since May 2023. Since June 2024, Mr. Economou has been Managing Director, Commercial Ventures of Suns Legacy Partners, L.L.C. d/b/a Player 15 Group. Since March 2023, Mr. Economou has also been Managing Director of Greg Economou Consulting. From July 2019 to March 2023, Mr. Economou was co-founder and Chief Executive Officer of game1, LLC. From April 2017 to June 2019, Mr. Economou was Chief Commercial Officer and Head of Sports of Live Nation Entertainment, Inc. (NYSE: LYV). Mr. Economou earned a BA in History and Communications. We believe that Mr. Economou is qualified to serve on the Signing Day Sports Board due to Mr. Economou’s executive-level experience with sports-related businesses.

Peter Borish. Mr. Borish has been a member of the Signing Day Sports Board since February 2024. Since January 2015, Mr. Borish has been the President and Chief Executive Officer of Computer Trading Corporation, an investment and advisory firm. Since May 2024, Mr. Borish has served as a director of Laconic Infrastructure Partners Inc. Since 2015, Mr. Borish has been an independent trustee of RMB Investors Trust, a registered management investment company. Since October 2023, Mr. Borish has served as a director of CIBC Bancorp USA. Since 2004 Mr. Borish has also served as a director of Math for America. From September 2013 to August 2024, Mr. Borish served as the Board Advisor of ValueStream Labs, an accelerator for financial services technologies. From December 2021 to January 2025, Mr. Borish was a partner of Torsion Technologies, LLC. From January 2013 to June 2020, Mr. Borish was the Chief Strategist of Quad Group LLC, an investment firm. From January 2006 to August 2013, Mr. Borish was the director of Charitybuzz.com, a charitable initiative raising funds through auctions featuring celebrity encounters. Mr. Borish graduated from the University of Michigan with a B.A. and earned an M.A. in Public Policy from Gerald R. Ford School of Public Policy, University of Michigan. We believe that Mr. Borish is qualified to serve on the Signing Day Sports Board due to his prior experience serving in executive, director or trustee positions in financial management companies and organizations.

Arrangements Between Officers and Directors

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Signing Day Sports Board. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Material Changes to Director Nomination Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to the Signing Day Sports Board since such procedures were last disclosed.

Committees of the Board of Directors

The Signing Day Sports Board established the Company’s Audit Committee (“Audit Committee”), the Compensation Committee, the Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”), and the Disclosure Controls and Procedures Committee (the “Disclosure Controls and Procedures Committee”), each with its own charter approved by the Signing Day Sports Board. Each committee’s charter is available on our website at https://ir.signingdaysports.com.

In addition, the Signing Day Sports Board may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the Signing Day Sports Board.

Audit Committee and Audit Committee Members

Our Audit Committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. Roger Mason Jr., Greg Economou, and Peter Borish, each of whom has been determined by the Signing Day Sports Board to satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and the NYSE American’s rules, serve on our Audit Committee, with Mr. Borish serving as the chairman. The Signing Day Sports Board has determined that Mr. Borish qualifies as an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such Code of Ethics and Business Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of our Code of Ethics and Business Conduct.

The full text of our Code of Ethics and Business Conduct is posted on our website at https://ir.signingdaysports.com. Any waiver of our Code of Ethics and Business Conduct for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Ethics and Business Conduct, or waivers from our Code of Ethics and Business Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Ethics and Business Conduct for our other executive officers and our directors on our website. A copy of our Code of Ethics and Business Conduct will also be provided free of charge upon request to: Secretary, Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255.

Insider Trading Policy

Effective November 2, 2023, we adopted an insider trading policy that applies to all our executive officers, directors and key employees. The insider trading policy codifies the legal and ethical principles that govern trading in our securities by persons associated with the Company that may possess material nonpublic information relating to the Company.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our shares of common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons, that all reports were timely filed for the year ended December 31, 2024.

MANAGEMENT OF BLOCKCHAIN FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors

The following table lists the names, ages and positions of the individuals who are expected to serve as executive officers and directors of BlockchAIn upon completion of the Business Combination:

Name	Age	Position
Jerry Tang	41	Chief Executive Officer, Chairman, and Director
Matthew Feast	42	Chief Financial Officer
Hongfei Zhang	62	Independent Director Nominee
Mohammad Hasham	37	Independent Director Nominee
George Chuang	57	Independent Director Nominee
[ ]	[ ]	Director Nominee

Jerry Tang. Mr. Tang has been the Chief Executive Officer of One Blockchain since October 2021. Since November 2021, Mr. Tang has also served as the Chief Executive Officer of TigerDC, an AI data center development company. Since December 2023, Mr. Tang has also been the Executive Chairman of Gentle Scan, a provider of breast cancer detection services. Since January 2024, Mr. Tang has also been the Chief Executive Officer of Atlas Cloud, an AI cloud infrastructure provider. Since March 2021, Mr. Tang also been Founding Partner of VCV Digital, a venture capital company specializing in technology, digital assets, blockchain, and AI. From January 2007 to March 2021, Mr. Tang was a managing director at Natixis, an investment bank. Mr. Tang received a MS in Engineering from Columbia University and a BS in Engineering from Huazhong University of Science & Technology. We believe that Mr. Tang is qualified to serve as a director of BlockchAIn given his deep knowledge of One Blockchain and his extensive executive and board experience with industry leading knowledge in artificial intelligence and digital infrastructure.

Matthew Feast. Mr. Feast has been the Chief Financial Officer of One Blockchain LLC since October 2021. Since April 2021, Mr. Feast has been a co-founder and President of VCV Digital. From March 2012 to April 2021, Feast was a Director at Natixis, an investment bank. From May 2011 to November 2011, Feast was an Associate at Credit Suisse. From November 2007 to May 2011, Feast was an Associate at Shinsei Bank. From January 2006 to October 2007, Feast was a Senior Associate at Moody’s Investors Service, Inc. Feast received a BS degree in Economics from The Wharton School at the University of Pennsylvania. While at the University of Pennsylvania, Feast was captain of the men’s wrestling team and a three-time NCAA All-American. In 2018, Matthew was inducted into the EIWA Hall of Fame in 2018.

Hongfei Zhang. Since 2012, Mr. Zhang has been the managing partner of Knightsbridge Investment Group, a private equity and venture capital firm investing in technology, biotech and consumer related business, and the managing partner and co-founder of HEY Capital, an investment company investing in commercial mortgage-backed securities. Mr. Zhang currently serves on the board of several technology companies and is the chairman of YoujiVest Technology. Mr. Zhang is also the Vice Chair of Tsinghua Entrepreneur and Executive Club. From 2002 to 2012, Mr. Zhang served as Managing Director and Chief Risk Officer of Dexia Group, a Franco-Belgian financial institution. From 2001 to 2002, Mr. Zhang worked for Deutsche Bank as Vice President. Before 2001, MR. Zhang was a Director of Nationwide Insurance Enterprise. Prior to his financial industry career, Mr. Zhang was a Professor at Ball State University and University of Texas at Austin. Mr. Zhang was also a research fellow at Argonne National Laboratory. Mr. Zhang is a Chartered Financial Analyst (CFA) and has a PhD in mathematics. We believe Mr. Zhang is qualified to serve as a director of BlockchAIn due to his capital markets experience, financial training, and advance mathematics background.

Mohammad Hasham. Since February 2025, Mr. Hasham has been a Partner, West Region Leader, of CFO Advisory & Capital Markets, CohnReznick LLP. From March 2024 to February 2025, Mr. Hasham was Managing Director at CohnReznick LLP. Since September 2024, Mr. Hasham served as Board Advisor for Acclara AI. From October 2022 to March 2024, Mr. Hasham was Managing Director at Grant Thornton LLP (US). From December 2018 to October 2022, Mr. Hasham was a Director of Technical Accounting at BDO USA LLP. From April 2015 to December 2018, Mr. Hasham was Senior Manager, Technical Accounting at SOAProjects, Inc. Mr. Hasham has CPA, CA and CMA certifications in Canada and a CPA certification in the United States. Mr. Hasham received his Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Canada. We believe Mr. Hasham is qualified to serve a director of BlockchAIn because of his career auditing both publicly-traded and privately-held companies and capital markets and consulting experience.

George Chuang. Mr. Chuang has been the CEO of Lucy Labs, Inc., a proprietary trading firm focused on cryptocurrency, since 2017. He is recognized as a thought leader within the crypto finance industry, having served as an advisor to several crypto finance start-ups and spoken on multiple industry panels. Prior to founding Lucy Labs, Mr. Chuang held various operational and investment roles in private equity, venture capital, technology hardware, and equity sales and trading businesses in both Asia and the United States. He also previously served as a board member of Kaival Brands Innovations Group, Inc. (NASDAQ: KAVL). Mr. Chuang holds an MBA from the Yale School of Management and a BA in Economics from the University of Chicago. We believe Mr. Chuang is qualified to serve as a director of BlockchAIn because of his extensive leadership experience in cryptocurrency and financial markets, his strong background in investment and operations across multiple sectors and geographies, and his prior board and advisory roles in both public and private companies.

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BlockchAIn’s executive officers will be appointed by, and serve at the discretion of, the BlockchAIn Board. There are no family relationships among any of BlockchAIn’s proposed directors or executive officers.

Board of Directors

BlockchAIn’s business and affairs will be organized under the direction of the BlockchAIn Board. Jerry Tang will serve as Chair of the BlockchAIn Board. The primary responsibilities of the BlockchAIn Board will be to provide oversight, strategic guidance, counseling and direction to BlockchAIn’s management. The BlockchAIn Board will meet on a regular basis and additionally as required.

The BlockchAIn Board will consist of five (5) members upon the consummation of the Business Combination. In accordance with the BlockchAIn Amended and Restated Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the BlockchAIn Board will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. BlockchAIn’s directors will be divided among the three classes as follows:

•	the Class I directors will be [ ] and Hongfei Zhang, with a term that will expire at the annual meeting of stockholders to be held in 2025;

•	the Class II directors will be Mohammad Hasham and George Chuang, with a term that will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class III director will be Jerry Tang, with a term that will expire at the annual meeting of stockholders to be held in 2027.

The division of the BlockchAIn Board into three classes with staggered three-year terms may delay or prevent a change of BlockchAIn’s management or a change in control.

Director Independence

NYSE American requires that the BlockchAIn Board consist of a majority of independent directors, as determined under the applicable rules and regulations of NYSE American. Each of Hongfei Zhang, Mohammad Hasham, and George Chuang is expected to qualify as independent directors following the completion of the Business Combination.

Committees of the Board of Directors

The BlockchAIn Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the BlockchAIn Board are described below. Members serve on these committees until their resignation or until otherwise determined by the BlockchAIn Board. The BlockchAIn Board may establish other committees as it deems necessary or appropriate from time to time. Each of the committees are expected to operate under charters to be adopted by the BlockchAIn Board and be available on BlockchAIn’s website at [            ].

Audit Committee

BlockchAIn’s audit committee will consist of Hongfei Zhang, Mohammad Hasham, and George Chuang. The BlockchAIn Board has determined that each member of the audit committee satisfies the independence requirements under the NYSE American’s rules and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee will be Mr. Mohammad Hasham. The BlockchAIn Board has determined that Mr. Mohammad Hasham qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the BlockchAIn Board has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the BlockchAIn Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee BlockchAIn’s independent registered public accounting firm. Specific responsibilities of our audit committee include:

●	helping the BlockchAIn Board oversee corporate accounting and financial reporting processes;

●	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit BlockchAIn’s consolidated financial statements;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, BlockchAIn’s interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing related person transactions;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes BlockchAIn’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of Hongfei Zhang, Mohammad Hasham, and George Chuang. The chair of the compensation committee will be Hongfei Zhang. The BlockchAIn Board has determined that each member of the compensation committee is independent under the NYSE American’s listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the BlockchAIn Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

●	reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

●	reviewing and recommending to the BlockchAIn Board the compensation of directors;

●	administering the equity incentive plans and other benefit programs;

●	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

●	reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Hongfei Zhang, Mohammad Hasham, and George Chuang. The chair of the nominating and corporate governance committee will be George Chuang. The BlockchAIn Board has determined that each member of the nominating and corporate governance committee is independent under the NYSE American’s listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the BlockchAIn Board;

●	considering and making recommendations to the BlockchAIn Board regarding the composition and chairmanship of the committees of the BlockchAIn Board;

●	developing and making recommendations to the BlockchAIn Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

●	overseeing periodic evaluations of the performance of the BlockchAIn Board, including its individual directors and committees.

Code of Ethics

Following the consummation of the Business Combination, BlockchAIn will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on BlockchAIn’s website. In addition, BlockchAIn intends to post on its website all disclosures that are required by law or the listing standards of NYSE American concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the BlockchAIn website address does not constitute incorporation by reference of the information contained at or available through BlockchAIn’s website, and you should not consider it to be a part of this proxy statement/prospectus.

Limitation on Liability and Indemnification of Directors and Officers

The BlockchAIn Amended and Restated Certificate of Incorporation, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that BlockchAIn shall indemnify, to the full extent permitted by applicable law as it presently exists or may thereafter be amended, any person who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of BlockchAIn or, while a director or officer of BlockchAIn, is or was serving at the request of BlockchAIn as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such person. To the extent not prohibited by applicable law, expenses (including attorneys’ fees) incurred by a covered person in defending or otherwise participating in any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by BlockchAIn.

In addition, BlockchAIn will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, will require BlockchAIn to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at BlockchAIn’s request.

BlockchAIn plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Amended and Restated Certificate of Incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Signing Day Sports Executive Officer and Director Compensation

Summary Compensation Table - Years Ended December 31, 2024 and 2023

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
Daniel Nelson, Chief Executive Officer	2024	237,500	-	215,960	(1)	-		14,489	(2)	467,949
	2023	23,038	-	-		114,000	(3)	-		137,038
Jeffry Hecklinski, President	2024	200,000	-	143,082	(4)	-		12,877	(3)	355,959
Craig Smith, Chief Operating Officer	2024	150,000	-	129,961	(5)	-		4,224	(2)	284,185

(1)

Daniel Nelson was granted 20,832 shares of common stock under the Signing Day Sports Equity Incentive Plan on October 16, 2024; and 4,168 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on June 13, 2024, subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports – Critical Accounting Estimates – Stock-Based Compensation”.

(2)	Consisted of healthcare benefits.

(3)

Daniel Nelson was granted an option to purchase 2,084 shares of common stock on November 22, 2023 at an exercise price of $108.00 per share. A portion of the option was granted, subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Stock-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports – Critical Accounting Estimates – Stock-Based Compensation – Stock Options”.

(4)	Jeffry Hecklinski was granted 7,286 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on October 16, 2024; 2,084 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on June 13, 2024, subject to certain vesting condition; and 2,505 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on March 12, 2024, subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports – Critical Accounting Estimates – Stock-Based Compensation”.

(5)	Craig Smith was granted 7,292 shares of common stock under the Signing Day Sports Equity Incentive Plan on October 16, 2024; 2,084 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on June 13, 2024, subject to certain vesting conditions; and 1,874 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan on March 12, 2024, subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Signing Day Sports – Critical Accounting Estimates – Stock-Based Compensation”.

Management Employment and Consulting Agreements

Employment Agreement with Daniel Nelson

Under the Executive Employment Agreement, dated as of November 22, 2023, between the Company and Daniel Nelson, the Company’s Chief Executive Officer, Chairman, and a director (the “Original CEO Employment Agreement”), Mr. Nelson was employed in his current capacity as the Company’s Chief Executive Officer. Mr. Nelson’s annual base salary was $425,000 from November 22, 2023 to February 29, 2024, subject to modification upon execution of an amendment or addendum to the Original CEO Employment Agreement.

Pursuant to the Original CEO Employment Agreement, on November 22, 2023, Mr. Nelson was granted a stock option pursuant to the Signing Day Sports Equity Incentive Plan and execution of a stock option agreement. The stock option provides Mr. Nelson the right to purchase 2,084 shares of common stock at an exercise price of $108.00 per share. The option was exercisable as to half the shares immediately upon the date of grant and was subject to vesting as to the remaining half in six equal monthly portions after the grant date subject to continuous service.

Under the Amended and Restated Executive Employment Agreement, dated as of March 1, 2024, between the Company and Mr. Nelson (the “Amended and Restated CEO Employment Agreement”), the Original CEO Employment Agreement was amended and restated to reduce Mr. Nelson’s annual base salary from $425,000 to $200,000, effective March 1, 2024.

The Company will pay or reimburse Mr. Nelson for all reasonable and necessary expenses actually incurred or paid by Mr. Nelson during his employment in the performance of his duties. Mr. Nelson will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to paid time off and holiday pay in accordance with the Company’s policies in effect from time to time.

The Amended and Restated CEO Employment Agreement originally provided that if the Company terminates Mr. Nelson without cause, Mr. Nelson will be entitled to the following severance payments: (i) cash in the amount of base salary in effect on the date of such termination payable in 12 monthly installments; and (ii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans. The payment of severance may be conditioned on receiving a release of any and all claims that Mr. Nelson may have against the Company.

On July 9, 2024, the Company entered into Amendment No. 1 to Executive Employment Agreement, dated as of July 9, 2024, between the Company and Mr. Nelson (the “Amendment to CEO Agreement”). The Amendment to CEO Agreement amended and restated the severance provisions of the Amended and Restated CEO Employment Agreement. As amended, the Amended and Restated CEO Employment Agreement provides that if the Company terminates Mr. Nelson without cause, Mr. Nelson will be entitled to severance payments in cash in the amount of base salary in effect on the date of such termination payable in 12 monthly installments. If the Company terminates Mr. Nelson upon a Change of Control (as defined in the Amendment to CEO Agreement), Mr. Nelson will be entitled to severance payments in cash in the amount of one-half of base salary in effect on the date of such termination payable in six monthly installments. The payment of severance may be conditioned on receiving a release of any and all claims that Mr. Nelson may have against the Company.

All compensation to Mr. Nelson has been paid to Daniel Nelson Financial Services, an entity controlled by Mr. Nelson.

Agreements with Damon Rich

On February 4, 2025, pursuant to the approval of the Signing Day Sports Board, the Company and Damon Rich entered into an Executive Employment Agreement, dated as of February 4, 2025 (the “Rich Employment Agreement”). The Rich Employment Agreement superseded the Consulting Agreement, dated as of June 14, 2024, between the Company and Mr. Rich (the “Rich Consulting Agreement”). Under the Rich Employment Agreement, the Company will pay Mr. Rich $120 per hour for up to 160 hours per month of invoiced services. The Company will pay or reimburse Mr. Rich for all reasonable and necessary expenses actually incurred or paid by Mr. Rich during his employment in the performance of his duties under the Rich Employment Agreement. Mr. Rich will not be eligible to participate in any benefits plans of the Company, including medical, dental and life insurance options, or vacation or sick leave. Mr. Rich’s employment is at-will.

Under the Rich Consulting Agreement, Mr. Rich provided the consulting services as the Company’s Interim Chief Financial Officer from his appointment to this position as of April 19, 2024 until the entry into the Rich Employment Agreement on February 4, 2025. Under the Rich Consulting Agreement, the Company was required to pay Mr. Rich $120 per hour for up to 120 hours per month of invoiced services. Pursuant to the Rich Consulting Agreement, on June 14, 2024, Mr. Rich was granted an award of 417 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan, which vested upon grant. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan. The Company was required to reimburse Mr. Rich for all reasonable expenses incurred by Mr. Rich directly related to the performance of services under the Rich Consulting Agreement. The Rich Consulting Agreement could be terminated by either party upon five days’ written notice.

All compensation to Mr. Rich has been paid to Greystone Business Services Inc., an entity controlled by Mr. Rich.

Employment Agreement with Jeffry Hecklinski

Under the employment offer letter, dated March 7, 2023, between Jeffry Hecklinski and the Company (the “Former Hecklinski Employment Agreement”), Mr. Hecklinski was employed as the General Manager of the Company. Mr. Hecklinski’s annual base salary was $200,000. Pursuant to the Former Hecklinski Employment Agreement, on March 14, 2023, Mr. Hecklinski was granted a stock option pursuant to the Signing Day Sports Equity Incentive Plan and execution of a stock option agreement in the Company’s standard form under the Signing Day Sports Equity Incentive Plan. The stock option provides Mr. Hecklinski the right to purchase 834 shares of common stock of the Company at an exercise price of $148.80 per share. The option was vested and exercisable as to 209 shares immediately upon the date of grant, vested as to 156 shares on the one-year anniversary of the date of grant, and vests as to an aggregate of 469 shares in approximately equal increments at the end of each of the following 36 calendar months. Under the Former Hecklinski Employment Agreement, Mr. Hecklinski was eligible to participate in standard benefits plans of the Company, including medical, dental and life insurance options, and was entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies. Mr. Hecklinski’s employment was at-will.

The Executive Employment Agreement, dated as of April 9, 2024, between the Company and Mr. Hecklinski (the “Hecklinski Employment Agreement”), amended, restated and superseded the Former Hecklinski Employment Agreement. Under the Hecklinski Employment Agreement, Mr. Hecklinski was employed as the Company’s President. Mr. Hecklinski’s annual base salary will remain $200,000. The Company agreed to pay or reimburse Mr. Hecklinski for all reasonable and necessary expenses actually incurred or paid by Mr. Hecklinski during his employment in the performance of his duties under the Hecklinski Employment Agreement. Mr. Hecklinski will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies.

On July 9, 2024, the Company entered into Amendment No. 1 to Executive Employment Agreement, dated as of July 9, 2024, between the Company and Mr. Hecklinski (the “Amendment to Hecklinski Agreement”). The Amendment to Hecklinski Agreement amended and restated the severance provisions of the Hecklinski Employment Agreement. As amended, the Hecklinski Employment Agreement provides that if the Company terminates Mr. Hecklinski upon a Change of Control (as defined in the Amendment to Hecklinski Agreement), Mr. Hecklinski will be entitled to severance payments in cash in the amount of one-half of base salary in effect on the date of such termination payable in six monthly installments. The payment of severance may be conditioned on receiving a release of any and all claims that Mr. Hecklinski may have against the Company.

Since April 2025, all compensation to Mr. Hecklinski has been paid to Heck Communications, an entity controlled by Mr. Hecklinski.

Employment Agreement with Craig Smith

Under the Executive Employment Agreement, dated as of April 22, 2024, between the Company and Craig Smith (the “Smith Employment Agreement”), Mr. Smith was employed as the Company’s Chief Operating Officer. Mr. Smith’s annual base salary will be $150,000. The Company agreed to pay or reimburse Mr. Smith for all reasonable and necessary expenses actually incurred or paid by Mr. Smith during his employment in the performance of his duties under the Smith Employment Agreement. Mr. Smith will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies.

On July 9, 2024, the Company entered into Amendment No. 1 to Executive Employment Agreement, dated as of July 9, 2024, between the Company and Craig Smith, the Company’s President and director (the “Amendment to Smith Agreement”). The Amendment to Smith Agreement amended and restated the severance provisions of the Smith Employment Agreement. As amended, the Smith Employment Agreement provides that if the Company terminates Mr. Smith upon a Change of Control (as defined in the Amendment to Smith Agreement), Mr. Smith will be entitled to severance payments in cash in the amount of one-half of base salary in effect on the date of such termination payable in six monthly installments. The payment of severance may be conditioned on receiving a release of any and all claims that Mr. Smith may have against the Company.

Additional Equity Compensation to Executive Officers

On March 12, 2024, the Compensation Committee granted an award of 2,505 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan to Jeffry Hecklinski, which vested as to 625 shares upon grant and vests as to the remaining shares in eight approximately equal quarterly increments over the two years following the grant date. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan.

On March 12, 2024, the Compensation Committee granted an award of 1,874 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan to Craig Smith, which vested as to 469 shares upon grant and vests as to the remaining shares in eight approximately equal quarterly increments over the two years following the grant date. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan.

On June 13, 2024, the Compensation Committee granted an award of 2,084 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan to Mr. Hecklinski. The restricted shares vest in four approximately equal increments on each of September 13, 2024, December 13, 2024, March 13, 2025, and June 13, 2025. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan.

On June 13, 2024, the Compensation Committee granted an award of 4,168 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan to Daniel Nelson. The restricted shares vest in four approximately equal increments on each of September 13, 2024, December 13, 2024, March 13, 2025, and June 13, 2025. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan.

On June 13, 2024, the Compensation Committee granted an award of 2,084 shares of restricted common stock under the Signing Day Sports Equity Incentive Plan to Mr. Smith. The restricted shares vest in four approximately equal increments on each of September 13, 2024, December 13, 2024, March 13, 2025, and June 13, 2025. The grant is subject to the Company’s standard form of restricted stock award agreement under the Signing Day Sports Equity Incentive Plan.

On October 16, 2024, the Compensation Committee granted an award of 20,832 shares of common stock under the Signing Day Sports Equity Incentive Plan to Mr. Nelson.

On October 16, 2024, the Compensation Committee granted an award of 7,292 shares of common stock under the Signing Day Sports Equity Incentive Plan to Mr. Smith.

On October 16, 2024, the Compensation Committee granted an award of 7,286 shares of common stock under the Signing Day Sports Equity Incentive Plan to Mr. Hecklinski.

On October 16, 2024, the Compensation Committee granted an award of 2,604 shares of common stock under the Signing Day Sports Equity Incentive Plan to Damon Rich.

Discretionary 2025 Cash Bonuses

On April 17, 2025, the Compensation Committee approved the following grants of discretionary cash bonuses: $140,000 to Daniel Nelson, Chief Executive Officer and Chairman; $50,000 to Damon Rich, Chief Financial Officer; $95,000 to Jeffry Hecklinski, President; and $105,000 to Craig Smith, Chief Operating Officer and Secretary. These bonuses were in addition to any compensation that the recipients may be entitled to or eligible for under their respective employment or consulting agreements with the Company.

Management Indemnification Agreements and Insurance

We have separately entered into an indemnification agreement with each of our executive officers. Each indemnification agreement provides for indemnification to the fullest extent permitted by law, including: (i) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by an executive officer, or on their behalf, in connection with any proceeding other than proceedings by or in the right of the Company or any claim, issue or matter therein, if the executive officer acted in good faith and in a manner the executive officer reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the executive officer’s conduct was unlawful; (ii) all expenses actually and reasonably incurred by an executive officer, or on their behalf, in connection with a proceeding by or in the right of the Company if the executive officer acted in good faith and in a manner the executive officer reasonably believed to be in or not opposed to the best interests of the Company, provided that if applicable law so provides, no indemnification against such expenses shall be made in respect of any claim, issue or matter in such proceeding as to which the executive officer shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made; (iii) to the extent that an executive officer is, by reason of the executive officer’s executive officer status, a party to and is successful, on the merits or otherwise, in any proceeding, including by dismissal of such proceeding with or without prejudice, then the executive officer shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses actually and reasonably incurred by the executive officer or on the executive officer’s behalf in connection therewith; and (iv) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by an executive officer or on an executive officer’s behalf if, by reason of the executive officer’s status as an executive officer, the executive officer is, or is threatened to be made, a party to or participant in any proceeding (including a proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of the executive officer, except where the payment is finally determined (under the procedures, and subject to the presumptions, set forth in the indemnification agreements) to be unlawful. The Company shall also advance all such expenses incurred by or on behalf of each executive officer in connection with any of the above proceedings by reason of the executive officer’s executive officer status within 30 days after the receipt by the Company of a statement or statements from the executive officer requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the executive officer and shall include or be preceded or accompanied by a written undertaking by or on behalf of the executive officer to repay any expenses advanced if it shall ultimately be determined that the executive officer is not entitled to be indemnified against such expenses. Any advances and undertakings to repay shall be unsecured and interest free. The indemnification agreements also provide for payments by the Company for the entire amount of any judgment or settlement of any action, suit or proceeding in which it is liable or would be liable if joined in such action, subject to the other terms and provisions of the indemnification agreements, and certain other indemnification and payment obligations. The indemnification agreements also provide that if we maintain a directors’ and officers’ liability insurance policy, that each director and executive officer will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

We have obtained standard directors and officers liability insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the indemnification agreements described above or otherwise as a matter of law.

Management Confidentiality Agreements

Each of the executive officers named above was required to sign an Employee Confidential Information and Inventions Assignment Agreement or similar agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, contains a general assignment of rights to inventions and intellectual property rights, non-competition provisions that apply during the term of employment, non-solicitation provisions that apply during the term of employment and for one year after the term of employment, and non-disparagement provisions that apply during and after the term of employment.

Outstanding Equity Awards at Fiscal Year-End

The executive officers named above had the following unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2024.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares of units of stock that have not vested ($)(1)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Daniel Nelson, Chief Executive Officer	2,084	-		-	108.00	November 21, 2033	-		-	-	-

Daniel Nelson, Chief Executive Officer	730	-		-	148.80	September 28, 2032	-		-	-	-

Daniel Nelson, Chief Executive Officer	-	-		-	-	-	2,084	(2)	5,481	-	-

Jeffry Hecklinski, President	482	352	(3)	-	148.80	March 14, 2033	-		-	-	-

Jeffry Hecklinski, President	-	-		-	-	-	1,174	(4)	3,088	-	-

Jeffry Hecklinski, President	-	-		-	-	-	1,042	(5)	2,740	-	-

Craig Smith, Chief Operating Officer	536	506	(6)	-	120.00	May 3, 2033	-		-	-	-

Craig Smith, Chief Operating Officer	-	-		-	-	-	878	(7)	2,309	-	-

Craig Smith, Chief Operating Officer	-	-		-	-	-	1,042	(8)	2,740	-	-

(1)	The market value of restricted stock that has not vested is based on the closing price of $2.63 per share for the Signing Day Sports common stock on December 31, 2024, as reported on the NYSE American.

(2)	As of December 31, 2024, the unvested shares were subject to vesting in approximately equal installments on each of March 13, 2025 and June 13, 2025.

(3)	As of December 31, 2024, the unvested shares underlying the option were subject to vesting in 27 approximately equal installments at the end of each of the following calendar months.

(4)	As of December 31, 2024, the unvested shares were subject to vesting in approximately equal installments on each of March 12, 2025, June 12, 2025, September 12, 2025, December 12, 2025, and March 12, 2026.

(5)	As of December 31, 2024, the unvested shares were subject to vesting in approximately equal installments on each of March 13, 2025 and June 13, 2025.

(6)	As of December 31, 2024, the unvested shares underlying the option were subject to vesting in 35 approximately equal monthly installments.

(7)	As of December 31, 2024, the unvested shares were subject to vesting in approximately equal installments on each of March 12, 2025, June 12, 2025, September 12, 2025, December 12, 2025, and March 12, 2026.

(8)	As of December 31, 2024, the unvested shares were subject to vesting in approximately equal installments on each of March 13, 2025 and June 13, 2025.

Additional Discussion of Named Executive Officer Compensation

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan, nonqualified deferred compensation plan or other retirement benefits other than plans that do not discriminate in scope, terms or operation, in favor of executive officers of the registrant and that are available generally to all salaried employees.

Potential Payments Upon Termination or Change in Control

None of our named executive officers was entitled to severance compensation during the fiscal year ended December 31, 2024, except as described in “—Management Employment and Consulting Agreements”.

Director Compensation

The directors of the Company were compensated for services as directors during the fiscal year ended December 31, 2024 as follows:

Name	Fees Earned or Paid in Cash	Stock Awards		Option Awards		Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Glen Kim(1)	$-	$-		$-		$-	$-	$-	$-

Roger Mason Jr.	$-	$10,982	(2)	$-	(3)	$-	$-	$-	$10,982

Peter Borish(4)	$30,000	$33,831	(5)	$-		$-	$-	$-	$63,831

Greg Economou	$-	$10,982	(6)	$-	(7)	$-	$-	$-	$10,982

(1)	Glen Kim was a director of the Company from July 2022 to February 2024.

(2)	Roger Mason Jr. was granted 1,459 shares of common stock on October 16, 2024. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Stock-Based Compensation”.

(3)	Roger Mason Jr. was granted an option to purchase 500 shares of common stock on September 9, 2022 with an exercise price of $148.80 per share. The option remained subject to vesting as to 125 shares as of December 31, 2024, which were subject to vesting in approximately equal installments on March 9, 2025, June 9, 2025, and September 9, 2025.

(4)	Peter Borish became a director of the Company on February 15, 2024.

(5)	Peter Borish was granted 913 shares of common stock on March 1, 2024; and 1,042 shares of common stock on October 16, 2024. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Stock-Based Compensation”.

(6)	Greg Economou was granted 1,459 shares of common stock on October 16, 2024. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Stock-Based Compensation”.

(7)	Greg Economou was granted an option to purchase 500 shares of common stock on May 9, 2023 with an exercise price of $120.00 per share. The option remained subject to vesting as to 250 shares as of December 31, 2024, which were subject to vesting in approximately equal installments on February 9, 2025, May 9, 2025, August 9, 2025, November 9, 2026, February 9, 2026, and May 9, 2026.

Additional Discussion of Director Compensation

Each of the Company’s independent directors, Roger Mason Jr., Greg Economou, and Peter Borish, has entered into an independent director agreement with the Company. Glen Kim resigned from the Signing Day Sports Board on February 12, 2024, and the independent director agreement between Mr. Kim and the Company expired in accordance with their terms at such time.

In accordance with our former independent director agreement with Mr. Kim, Mr. Kim was granted a stock option to purchase 105 shares of common stock on September 28, 2022 at a price per share of $148.80, subject to the Company’s standard form of stock option agreement for the Signing Day Sports Equity Incentive Plan.

In accordance with our independent director agreement with Mr. Mason, Mr. Mason was granted a stock option to purchase 500 shares of common stock on September 9, 2022 at a price per share of $148.80, subject to the Company’s standard form of stock option agreement for the Signing Day Sports Equity Incentive Plan. 1/12th of the shares vest on each subsequent 9th of March, June, September, or December thereafter which most closely follows from September 9, 2022.

In accordance with our independent director agreement with Mr. Economou, Mr. Economou was granted a stock option to purchase 500 shares of common stock on May 9, 2023 at a price per share of $148.80, subject to the Company’s standard form of stock option agreement for the Signing Day Sports Equity Incentive Plan. 1/12th of the option vests on each subsequent 9th of August, November, February, or May thereafter which most closely follows from May 9, 2023.

Under our independent director agreement with Mr. Borish, Mr. Borish will receive an annual cash payment of $30,000 paid upon Mr. Borish’s attendance at four board meetings held during or after the second quarter of each year, in four equal installments. Mr. Borish’s independent director agreement also provides that Mr. Borish will receive an annual grant of restricted stock valued at $30,000 in aggregate as reported by NYSE American on the date of grant, which will vest in four equal quarterly installments. In accordance with our independent director agreement with Mr. Borish, on March 1, 2024, the Compensation Committee granted an award of 913 shares of common stock to Mr. Borish under the Signing Day Sports Equity Incentive Plan, subject to the Company’s standard form of restricted stock award agreement for the Signing Day Sports Equity Incentive Plan.

All of our independent director agreements provide that we will reimburse each director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director’s duties for the Company.

On October 16, 2024, the Compensation Committee granted an award of 1,459 shares of common stock to Mr. Economou under the Signing Day Sports Equity Incentive Plan, subject to the Company’s standard form of restricted stock award agreement for the Signing Day Sports Equity Incentive Plan.

On October 16, 2024, the Compensation Committee granted an award of 1,459 shares of common stock to Roger Mason Jr. under the Signing Day Sports Equity Incentive Plan, subject to the Company’s standard form of restricted stock award agreement for the Signing Day Sports Equity Incentive Plan.

On October 16, 2024, the Compensation Committee granted an award of 1,042 shares of common stock to Mr. Borish under the Signing Day Sports Equity Incentive Plan, subject to the Company’s standard form of restricted stock award agreement for the Signing Day Sports Equity Incentive Plan.

On April 17, 2025, upon the recommendation of the Compensation Committee, the Signing Day Sports Board approved cash bonuses of $45,000 to Peter Borish, $22,500 to Greg Economou, and $22,500 to Roger Mason, respectively, for their services as directors of the Company. These bonuses were in addition to any cash bonus that such directors may otherwise be entitled to or eligible for under each director’s respective Independent Director Agreement or Amended and Restated Independent Director Agreement with the Company.

In accordance with our independent director agreements, we separately entered into an indemnification agreement with each of our current independent directors and Mr. Kim. Each indemnification agreement provides for indemnification to the fullest extent permitted by law, including: (i) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director, or on their behalf, in connection with any proceeding other than proceedings by or in the right of the Company or any claim, issue or matter therein, if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the director’s conduct was unlawful; (ii) all expenses actually and reasonably incurred by a director, or on their behalf, in connection with a proceeding by or in the right of the Company if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the Company, provided that if applicable law so provides, no indemnification against such expenses shall be made in respect of any claim, issue or matter in such proceeding as to which the director shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made; (iii) to the extent that a director is, by reason of the director’s director status, a party to and is successful, on the merits or otherwise, in any proceeding, including by dismissal of such proceeding with or without prejudice, then the director shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses actually and reasonably incurred by the director or on the director’s behalf in connection therewith; and (iv) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director or on a director’s behalf if, by reason of the director’s status as a director, the director is, or is threatened to be made, a party to or participant in any proceeding (including a proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of the director, except where the payment is finally determined (under the procedures, and subject to the presumptions, set forth in the indemnification agreements) to be unlawful. The Company shall also advance all such expenses incurred by or on behalf of each director in connection with any of the above proceedings by reason of the director’s director status within 30 days after the receipt by the Company of a statement or statements from the director requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the director and shall include or be preceded or accompanied by a written undertaking by or on behalf of the director to repay any expenses advanced if it shall ultimately be determined that the director is not entitled to be indemnified against such expenses. Any advances and undertakings to repay shall be unsecured and interest free. The indemnification agreements also provide for payments by the Company for the entire amount of any judgment or settlement of any action, suit or proceeding in which it is liable or would be liable if joined in such action, subject to the other terms and provisions of the indemnification agreements, and certain other indemnification and payment obligations. The indemnification agreements also provide that if we maintain a directors’ and officers’ liability insurance policy, that each director and executive officer will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

Directors and Officers Liability Insurance

We have obtained standard directors and officers liability insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the indemnification agreements described above or otherwise as a matter of law.

Signing Day Sports, Inc. 2022 Amended and Restated Equity Incentive Plan

On August 31, 2022, we established the Signing Day Sports, Inc. 2022 Equity Incentive Plan and reserved 15,625 shares of common stock for issuance under the Signing Day Sports Equity Incentive Plan. On February 27, 2024, the stockholders of the Company approved an amendment to the Signing Day Sports Equity Incentive Plan to increase the number of shares of common stock reserved for issuance under the Signing Day Sports Equity Incentive Plan to 46,875 shares. On October 10, 2024, the stockholders of the Company approved an amendment and restatement of the Signing Day Sports Equity Incentive Plan to increase the number of shares reserved for issuance under the Signing Day Sports Equity Incentive Plan to 93,750 shares.

The Signing Day Sports Equity Incentive Plan was established to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. Under the Signing Day Sports Equity Incentive Plan, we may grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Signing Day Sports Equity Incentive Plan is 93,750 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Signing Day Sports Equity Incentive Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for grant under the Signing Day Sports Equity Incentive Plan.

As of April 11, 2025, 413 shares remain available for issuance under the Signing Day Sports Equity Incentive Plan. The Signing Day Sports Equity Incentive Plan and all awards granted under the Signing Day Sports Equity Incentive Plan are intended to comply with Section 409A of the Code, to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Signing Day Sports Equity Incentive Plan and all awards agreements shall be interpreted and administered to be in compliance therewith.

The following summary briefly describes the principal features of the Signing Day Sports Equity Incentive Plan and is qualified in its entirety by reference to the full text of the Signing Day Sports Equity Incentive Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with the Company.

Stock options give the option holder the right to acquire from us a designated number of shares of common stock at a purchase price that is fixed upon the grant of the option. The exercise price generally will not be less than the market price of the Signing Day Sports common stock on the date of grant. Stock options granted may be either Incentive Stock Options or Non-qualified Stock Options.

Stock Appreciation Rights, or SARs, may be granted alone or in tandem with options, and have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the fair market value of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs is normally the market price of the shares on the date the SAR is granted. Under the Signing Day Sports Equity Incentive Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of common stock valued at the fair market value on the date of exercise. The form of payment will be determined by the administrator.

Restricted Awards are awards of shares of common stock or rights to shares of common stock to participants at no cost. Restricted Stock (as defined by the Amended and Restated Plan) represents issued and outstanding shares of common stock which may be subject to vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock Units (as defined by the Amended and Restated Plan) represent the right to receive shares of common stock which may be subject to satisfaction of vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock and the rights under Restricted Stock Units are forfeitable and non-transferable until they vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Signing Day Sports Equity Incentive Plan also provides for Performance Compensation Awards, representing the right to receive a payment, which may be in the form of cash, shares of common stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Signing Day Sports Equity Incentive Plan are described in more detail as follows:

Purposes of Plan. The purposes of the Signing Day Sports Equity Incentive Plan are (a) to enable the Company and any affiliate company to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business.

Administration of the Signing Day Sports Equity Incentive Plan. The Signing Day Sports Equity Incentive Plan is administered by the Compensation Committee. In this summary, we refer to the Compensation Committee as the administrator. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Signing Day Sports Equity Incentive Plan.

Eligible Recipients. Persons eligible to receive awards under the Signing Day Sports Equity Incentive Plan are employees (including officers or directors who are also treated as employees); consultants, i.e., individuals engaged to provide consulting or advisory services to the Company; and directors.

Shares Available Under the Signing Day Sports Equity Incentive Plan. The maximum number of shares of our common stock that may be delivered to participants under the Signing Day Sports Equity Incentive Plan is 93,750, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Signing Day Sports Equity Incentive Plan which is canceled, forfeited or expires again become available for grants under the Signing Day Sports Equity Incentive Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award will not again become available for grant under the Signing Day Sports Equity Incentive Plan.

Stock Options

General. Subject to the provisions of the Signing Day Sports Equity Incentive Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any Incentive Stock Option awarded may not be less than the fair market value of the shares on the date of grant. However, Incentive Stock Option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions of the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of Incentive Stock Options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with the Company or an affiliate company terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options and Non-Qualified Stock Options. As described elsewhere in this summary, an Incentive Stock Option is an option that is intended to qualify under certain provisions of the Code for more favorable tax treatment than applies to Non-qualified Stock Options. Only employees may be granted Incentive Stock Options. Any option that does not qualify as an Incentive Stock Option will be a Non-qualified Stock Option. Under the Code, certain restrictions apply to Incentive Stock Options. For example, the exercise price for Incentive Stock Options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an Incentive Stock Option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no Incentive Stock Option may be granted to a holder that is first exercisable in a single year if that option, together with all Incentive Stock Options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights. Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Signing Day Sports common stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock. Restricted Stock is a grant of shares of common stock. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals. Restricted Stock is forfeitable and generally non-transferable until it vests. The vesting date or dates and other conditions for vesting are established when the shares are awarded. The administrator may remove any vesting or other restrictions from Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. Holders of Restricted Stock otherwise generally have the rights of stockholders of the Company, including voting and dividend rights, to the same extent as other stockholders of the Company.

Restricted Stock Units. A Restricted Stock Unit is a right to receive stock on a future date, at which time the Restricted Stock Unit will be settled and the stock to which it granted rights will be issued to the Restricted Stock Unit holder.  These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Restricted Stock Units are forfeitable and generally non-transferable until they vest. The administrator may remove any vesting or other restrictions from a Restricted Stock Unit whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. A Restricted Stock Unit holder has no rights as a stockholder. The administrator may exercise discretion to credit a Restricted Stock Unit with cash and stock dividends, with or without interest, and distribute such credited amounts upon settlement of a Restricted Stock Unit, and if the Restricted Stock Unit is forfeited, such dividend equivalents will also be forfeited.

Performance Share Awards and Performance Compensation Awards. The administrator may grant Performance Share Awards and Performance Compensation Awards. A Performance Share Award means the grant of a right to receive a number of actual shares of common stock or share units based upon the performance of the Company during a performance period, as determined by the administrator. The administrator may determine the number of shares subject to the Performance Share Award, the performance period, the conditions to be satisfied to earn an award, and the other terms, conditions and restrictions of the award. No payout of a Performance Share Award will be made except upon written certification by the administrator that the minimum threshold performance goal(s) have been achieved.

The administrator may also designate any of the other awards described above as a Performance Compensation Award (other than stock options and SARs granted with an exercise price equal to or greater than the fair market value per share of common stock on the grant date). In addition, the administrator shall have the authority to make an award of a cash bonus to any participant and designate such award as a Performance Compensation Award. The participant must be employed by the Company on the last day of the performance period to be eligible for payment in respect of a Performance Compensation Award unless otherwise provided in the applicable award agreement. A Performance Compensation Award will be paid only to the extent that the administrator certifies in writing whether and the extent to which the applicable performance goals for the performance period have been achieved and the applicable performance formula determines that the Performance Compensation Award has been earned. A performance formula means, for a performance period, one or more objective formulas applied against the relevant performance goal to determine, with regard to the Performance Compensation Award of a particular participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the performance period. The administrator will not have the discretion to grant or provide payment in respect of a Performance Compensation Award for a performance period if the performance goals for such performance period have not been attained.

The administrator will establish performance goals for each Performance Compensation Award based upon the performance criteria that it has selected. The performance criteria shall be based on the attainment of specific levels of performance of the Company and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total stockholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the administrator from time to time.

The administrator will also determine the performance period for the achievement of the performance goals under a Performance Compensation Award. At any time during the first 90 days of a performance period (or such longer or shorter time period as the administrator shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company’s fiscal year.

Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate.

In determining the actual size of an individual Performance Compensation Award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of Performance Compensation Awards if the performance goals have not been attained or (ii) increase a Performance Compensation Award above the maximum amount payable under the Amended and Restated Plan.

Other Material Provisions. Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of the Company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator generally has the power to accelerate the exercise or vesting period of an award. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of the Company, including acceleration of vesting or payment of the value of the award in cash or stock. Except as otherwise determined by the administrator at the date of grant, awards will generally not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, to the extent provided by the terms of an award agreement and subject to the discretion of the administrator, a participant may satisfy any employee withholding tax requirements relating to the exercise or acquisition of common stock under an award by tendering a cash payment authorizing the Company to withhold shares of common stock otherwise issuable to the participant as a result of the exercise or acquisition of common stock under the award (in addition to the Company’s right to withhold from any compensation paid to the participant by the Company). The Signing Day Sports Board has the authority, at any time, to discontinue the granting of awards. The Signing Day Sports Board also has the authority to alter or amend the Signing Day Sports Equity Incentive Plan or any outstanding award or may terminate the Signing Day Sports Equity Incentive Plan as to further grants, provided that no amendment to the Signing Day Sports Equity Incentive Plan will be made, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable securities exchange, or such alteration or amendment would change the number of shares available under the Signing Day Sports Equity Incentive Plan or change the persons eligible for awards under the Signing Day Sports Equity Incentive Plan. No amendment to an outstanding award made under the Signing Day Sports Equity Incentive Plan that would adversely affect the award may be made without the consent of the holder of such award.

Clawback Policy

On November 2, 2023, the Signing Day Sports Board adopted a Clawback Policy in accordance with applicable NYSE American rules (the “Clawback Policy”). The Clawback Policy provides that we will recover reasonably promptly the amount of erroneously awarded incentive-based compensation to any current or former executive officers in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Executive Consulting Agreements Following the Business Combination

Pursuant to the Business Combination Agreement, it is anticipated that each of Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports, will enter into an Executive Consulting Agreement with BlockchAIn immediately prior to the Closing (each, a “BlockchAIn Consulting Agreement”).

Each BlockchAIn Consulting Agreement will provide for engagement of each such Signing Day Sports officer as an independent contractor to assist with the transition of prior employment responsibilities in such officer’s current position with Signing Day Sports. The term of each BlockchAIn Consulting Agreement will begin on the date of the Signing Day Sports Merger Effective Time and will end on 24-month anniversary of such date.

The BlockchAIn Consulting Agreement with Daniel Nelson will provide for a fixed monthly fee of $16,666.66. The BlockchAIn Consulting Agreement with each of Craig Smith and Jeffry Hecklinski will provide for a fixed monthly fee of $14,583.33.

Each BlockchAIn Consulting Agreement may be terminated by BlockchAIn only for Cause, which is defined to mean (a) the consultant’s willful misconduct or gross negligence in the performance of his duties; (b) material breach of any provision of the BlockchAIn Consulting Agreement; (c) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude; (d) dishonesty, fraud, or misappropriation of BlockchAIn’s property; or (e) repeated failure to perform the Services after written notice and a reasonable opportunity to cure. Each respective Signing Day Sports executive officer may terminate the respective BlockchAIn Consulting Agreement for Good Reasons, which is defined to mean (a) a reduction in the consultant’s compensatory fees or a delay in the payment of such fees; (b) a request for the consultant to materially deviate from the transition services to be rendered by the consultant; (c) a material breach by BlockchAIn of any provision of the respective BlockchAIn Consulting Agreement; or (d) any other action or inaction by BlockchAIn that materially and adversely affects the consultant’s ability to perform services under the BlockchAIn Consulting Agreement, provided that each consultant gives written notice to the Company of the event constituting Good Reasons and BlockchAIn fails to cure such event within five days of receiving such notice.

If BlockchAIn terminates a BlockchAIn Consulting Agreement without Cause, or if a BlockchAIn Consulting Agreement is terminated for Good Reasons, then BlockchAIn will be required to pay a severance payment equal to the greater of (a) the remaining fees that would have been received for the remainder of the term, or (b) an amount equal to six months of fees.

Each BlockchAIn Consulting Agreement contains confidentiality requirements, representations and warranties, and other customary provisions.

Executive Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, the BlockchAIn Board may develop an executive compensation program that is designed to align compensation with BlockchAIn’s business objectives and the creation of stockholder value, while enabling BlockchAIn to attract, retain, incentivize and reward individuals who contribute to the long-term success of BlockchAIn. The BlockchAIn Board expects to review director and executive compensation periodically to ensure that its director and executive compensation remains competitive such that BlockchAIn is able to recruit and retain qualified directors and executives.

Equity Incentive Plan of Combined Company

The BlockchAIn Board and stockholders will adopt and approve an Equity Incentive Plan (the “BlockchAIn Plan”) prior to the Business Combination. The BlockchAIn Plan will provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of BlockchAIn or its affiliates. The aggregate number of BlockchAIn common shares reserved and available for grant and issuance under the BlockchAIn Plan will be [___________].

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination-of-employment and change-in-control arrangements with One Blockchain’s and Signing Day Sports’ directors and executive officers, including those discussed in the sections titled “Management Following the Business Combination” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:

●	either One Blockchain or Signing Day Sports has been or are to be a participant;

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of One Blockchain’s or Signing Day Sports’ total assets at year-end for the last two completed fiscal years, as applicable; and

●	any of the expected directors or executive officers of Signing Day Sports, One Blockchain, or BlockchAIn, or affiliates or immediate family members of the foregoing persons, had or will have a direct or indirect material interest.

Signing Day Sports Transactions

●	On September 16, 2024, the Company issued a promissory note (the “September 2024 Note”) to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company. The September 2024 Note permitted Mr. Nelson to make advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note accrued interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note, such that total interest of $20,000 accrued as of the end of the first month, $24,000 as of the end of the second month, and so on. The principal, any advances, and accrued interest became payable on the earlier of December 16, 2024 or upon the Company receiving any funding of $1,000,000 (the “September 2024 Note Maturity Date”). The Company was required to make full payment of the balance of all principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the September 2024 Note Maturity Date. The Company was permitted to prepay the principal, any advances, and any interest then due without penalty. As of December 31, 2024, the outstanding balance under the September 2024 Note was $188,928. On January 8, 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $197,745 under the September 2024 Note.

●	On July 23, 2024, the Company entered into a Consulting Agreement (the “Adams Consulting Agreement”), dated as of July 23, 2024, with Clayton Adams (“Adams”). The Adams Consulting Agreement provided that Adams will provide certain consulting services to the Company on mergers, acquisitions, financing sources, public company and governance matters, building market awareness, and other duties as may reasonably be requested by the Company. In consideration for these services, the Company granted Adams 2,664 shares of common stock (the “Plan Shares”) under the Signing Day Sports Equity Incentive Plan. In addition, the Consulting Agreement provided that the Company will grant Adams 13,935 shares of common stock (the “Adams Deferred Shares”), as a private placement not subject to the terms of the Signing Day Sports Equity Incentive Plan, under a separate Non-Plan Restricted Stock Award Agreement entered into between the Company and Adams on July 23, 2024, dated as of July 23, 2024 (the “Adams Deferred Award Agreement”), within one business day of the date of the later of the authorization of the grant of the Adams Deferred Shares by (i) the NYSE American and (ii) the Signing Day Sports Board or the Compensation Committee. The Compensation Committee approved the grants of the Signing Day Sports Equity Incentive Plan Shares and the Adams Deferred Shares on July 22, 2024.

●	On July 25, 2024, the Company entered into Amendment No. 1 to Consulting Agreement with Adams, dated as of July 25, 2024 (the “Adams Consulting Agreement Amendment”). The Adams Consulting Agreement Amendment amended the Adams Consulting Agreement to provide that the Company will grant Birddog Capital, LLC, a Nebraska limited liability company (“Birddog Capital”), an entity beneficially owned by Adams, 13,935 shares of common stock (the “Birddog Deferred Shares”), as a private placement not subject to the terms of the Signing Day Sports Equity Incentive Plan, under a separate Non-Plan Restricted Stock Award Agreement between the Company and Birddog Capital, dated as of July 25, 2024 (the “Birddog Deferred Award Agreement”), within one business day of the date of the later of the authorization of the grant of the Birddog Deferred Shares by (i) the NYSE American and (ii) the Signing Day Sports Board or the Compensation Committee. The Compensation Committee approved the grant of the Birddog Deferred Shares on July 25, 2024. The Birddog Deferred Award Agreement provides certain registration rights with respect to the Birddog Deferred Shares. Pursuant to the terms of the Adams Consulting Agreement Amendment, the Company will not grant the Adams Deferred Shares. On August 2, 2024, the NYSE American authorized the issuance of the Birddog Deferred Shares, and the Birddog Deferred Shares were issued on August 5, 2024.

●	On July 23, 2024, the Company entered into a subscription agreement, dated as of July 23, 2024, with Adams (the “Subscription Agreement”). The Subscription Agreement provided for the payment of $100,000 by Adams to the Company and the issuance of a pre-funded warrant to purchase 6,945 shares of common stock of the Company to Adams at an exercise price of $0.48 per share (the “Adams Warrant”). The Subscription Agreement also provided certain registration rights with respect to the shares issuable upon exercise of the Adams Warrant. The Adams Warrant was subject to a limitation on beneficial ownership to 4.99% of the Signing Day Sports common stock that would be outstanding immediately after exercise. The Adams Warrant became exercisable on the date that the NYSE American authorized the issuance of shares pursuant to exercise of the Adams Warrant with respect to the number of shares authorized for such issuance, or the date that the Company is no longer listed on the NYSE American. Pursuant to the Subscription Agreement, the Company issued the Adams Warrant to Adams on July 23, 2024. On August 2, 2024, the NYSE American authorized the issuance of the shares of common stock issuable upon exercise of the Adams Warrant.

●	On April 11, 2024, Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note provided for Mr. Nelson to make additional advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note accrued interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company is required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company may prepay the base principal, any advances, and any interest then due without penalty. As of December 31, 2024, the outstanding balance under the April 2024 Note was $236,645. On January 10, 2025 and January 13, 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $239,662 under the April 2024 Note.

●	Under a Business Loan Agreement, dated October 6, 2023, between the Company and SHB (the “First SHB Loan Agreement”), the Company and SHB entered into a $350,000 secured revolving line of credit (the “First SHB LOC”). In connection with the First SHB LOC, SHB issued a promissory note to the Company, dated October 6, 2023 (the “First SHB Promissory Note”), with an initial principal amount of $350,000. The Company paid loan origination and other fees totaling $4,124. The principal balance under the First SHB Promissory Note bore interest at a variable rate per annum equal to one percentage point above The Wall Street Journal Prime Rate, initially 9.5% per annum, and was to mature on April 6, 2024. There was no penalty for prepayment of the First SHB Promissory Note. The First SHB LOC was required to be guaranteed by Daniel Nelson, Chief Executive Officer, Chairman and a director of the Company, Jodi B. Nelson, who is Mr. Nelson’s wife, and The Nelson Revocable Living Trust, an Arizona trust provided for by the Nelson Trust, and secured by the property of the Company, Daniel Nelson, Jodi B. Nelson, and the Nelson Trust. The First SHB LOC had been further conditioned on the issuance of Employee Retention Credit payroll tax refunds that the Company expected to be received by April 2024, and was subject to certain other terms and conditions. The total approximate dollar value of this transaction was $354,124. The approximate dollar value of the interest of each of Mr. Nelson, Ms. Nelson, and the Nelson Trust in this transaction was $350,000 plus interest.

●	Certain of our current or former officers, directors, and stockholders who held or beneficially owned more than 5% of the outstanding common stock of the Company at the time of the transaction purchased shares in our initial public offering on November 16, 2023, at the initial public offering price of $240.00 per share. Virginia Byrd Revocable Trust, whose securities were deemed to be beneficially owned by Virginia Byrd, a former beneficial owner of more than 5% of the outstanding common stock of the Company, purchased 1,042 shares of common stock for a purchase price of $250,000; Noah (Jed) Smith, a former director and former beneficial owner of more than 5% of the outstanding common stock of the Company, purchased 1,042 shares of common stock for a purchase price of $250,000; Clayton Adams, a former director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, purchased 1,042 shares of common stock for a purchase price of $250,000; the Nelson Trust, one of whose co-trustees is Daniel Nelson, our Chief Executive Officer, Chairman, and a director of the Company, purchased 417 shares of common stock for a purchase price of $100,000; John Dorsey, a former Chief Executive Officer and director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, purchased 417 shares of common stock for a purchase price of $100,000; Zone Right, LLC, a California limited liability company (“Zone Right”), a former beneficial owner of more than 5% of the outstanding common stock of the Company, and the current or former managing member of which, Glen Kim, is a former director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, purchased 417 shares of common stock for a purchase price of $100,000.

●	On September 20, 2023, Daniel Nelson Financial Services made a loan to the Company of $14,000 (the “September 2023 Loan”). Daniel Nelson is the Chief Executive Officer and sole owner of Daniel Nelson Financial Services and the Chief Executive Officer, Chairman and director of the Company. The September 2023 Loan was non-interest bearing and had no fixed maturity date. The Company repaid $10,470 of the September 2023 Loan on December 29, 2023. The balance of $3,530 was outstanding as of December 31, 2024.

●	On each of August 18, 2023 and September 11, 2023, Adams, a former director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, was issued a 15% original issued discount (“15% OID”) promissory note with principal of $58,824 for gross proceeds of $50,000 each. The principal under the 15% OID promissory notes accrued 5% interest annually, and principal and interest under the notes were required to be repaid by December 31, 2023. The 15% OID promissory notes could be prepaid without a premium or penalty. On November 20, 2023, the Company repaid the aggregate balance of $117,648 under the two 15% OID promissory notes.

●	On July 23, 2023, the Company issued a promissory note in the amount of $130,000 to Daniel Nelson. Mr. Nelson is the Chief Executive Officer, Chairman and director of the Company. The promissory note provided for 6% interest and maturity date of July 23, 2024 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. The amount could be prepaid at any time. As of November 22, 2023, the balance of $130,000 was repaid. Mr. Nelson waived all interest owed under the promissory note.

●	Under the Secondary Stock Purchase Agreement, dated June 28, 2023, between Adams, a former director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, and Matthew Atkinson, a former director and a former beneficial owner of more than 5% of the outstanding common stock of the Company, Adams agreed to purchase 6,938 shares of common stock from Mr. Atkinson for $250,000. The Company consented to the sale and waived the application of the Company’s rights of first refusal under the Shareholder Agreement, to which Adams and Mr. Atkinson were parties.

●	On April 10, 2023, the Company issued Richard Symington, a former President, Chief Technology Officer, Chief Marketing Officer, and director of the Company, an 8% unsecured promissory note in the amount of $250,000 and a warrant to purchase 2,084 shares of common stock at an exercise price of $120.00 per share in a private placement. The promissory note incurred interest at 8% annually and was to mature on the earlier to occur of March 17, 2025 or a Liquidity Event (defined to include an initial public offering and national stock exchange listing of the Signing Day Sports common stock). If a Liquidity Event occurred before March 17, 2025, the warrant would be automatically exercised as to the unexercised portion of the warrant, the outstanding balance due under the 8% unsecured promissory note would be deemed repaid in the amount of the unexercised portion of the warrant from the automatic exercise of the unexercised portion of the warrant, and any remaining balance outstanding under the promissory note must be repaid in cash. If a Liquidity Event had not occurred before March 17, 2025, then both principal and interest outstanding under the note would be required to be repaid in cash. The warrant was voluntarily exercisable for cash prior to the maturity date of the promissory note or, as indicated above, would be automatically exercised for shares of common stock upon the consummation of a Liquidity Event. The warrant had a five-year term. Mr. Symington also entered into a subscription agreement which provided certain registration rights with respect to the shares underlying the warrant. On November 16, 2023, in connection with the closing of the Company’s initial public offering and listing of the Signing Day Sports common stock on the NYSE American, Mr. Symington’s warrant was automatically exercised to purchase a total of 2,084 shares of common stock for $120.00 per share, and the principal balance under the promissory notes became immediately due and was deemed repaid in the amount of the aggregate exercise price for the automatic exercise of the unexercised portion of the warrant. The shares of common stock issued upon automatic exercise of the warrants were registered for resale upon issuance pursuant to the registration statement filed in connection with the Company’s initial public offering. A total of $11,836 in accrued unpaid interest was due and payable on the promissory note as of December 31, 2023. During the fiscal quarter ended March 31, 2024, this total was repaid.

●	Effective March 29, 2023, a Confidential Mutual General Release and Covenant Not to Sue Agreement was entered into between the Company and John Dorsey, a former Chief Executive Officer and director and a former beneficial owner of more than 5% of the outstanding common stock of the Company (the “Mutual Release Agreement”). Under the Mutual Release Agreement, Mr. Dorsey agreed to a general release of claims against and covenant not to sue the Company, the Company’s affiliates, stockholders, and certain other Company releasees, and the Company agreed to a general release of claims against and covenant not to sue Mr. Dorsey, Mr. Dorsey’s affiliates, and certain other releasees, subject to payment of the Dorsey/Gile Settlement Payment, which, as indicated above, was made on March 31, 2023. The releases of claims and covenants not to sue under the Mutual Release Agreement do not apply to breach of the Dorsey/Gile Settlement Agreement or to the January 2023 Dorsey Settlement Agreement (as defined below).

●	On March 17, 2023, the Company issued a promissory note in the amount of $10,000 to Daniel Nelson. Daniel Nelson is the Chief Executive Officer, Chairman and director of the Company. The promissory note provided for 6% interest and maturity date of March 17, 2024 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. The amount was permitted to be prepaid at any time. The approximate dollar value of Mr. Nelson’s interest in this transaction was approximately $10,000, plus accrued interest. On November 16, 2023, in connection with the closing of the Company’s initial public offering, the promissory note matured and became due. As of November 16, 2023, the balance due under the promissory note was $10,263 and was fully repaid as of November 22, 2023.

●	On March 8, 2023, the Company issued a promissory note in the amount of $95,000 to Daniel Nelson Financial Services. Daniel Nelson is the Chief Executive Officer and sole owner of Daniel Nelson Financial Services and the Chief Executive Officer, Chairman and director of the Company. The promissory note provided for 6% interest and maturity date of March 1, 2024 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. The amount was permitted to be prepaid at any time. As Chief Executive Officer and sole owner of Daniel Nelson Financial Services, the approximate dollar value of Mr. Nelson’s interest in this transaction was approximately $95,000, plus accrued interest. On October 10, 2023, the balance of $97,670 was fully repaid.

●	On March 1, 2023, the Company issued a promissory note in the amount of $75,000 to Daniel Nelson Financial Services. Daniel Nelson is the Chief Executive Officer and sole owner of Daniel Nelson Financial Services and the Chief Executive Officer, Chairman and director of the Company. The promissory note provided for 6% interest and maturity date of March 1, 2024 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. At maturity, the balance due under the note was required to be repaid within ten days. The amount could be prepaid at any time. As Chief Executive Officer and sole owner of Daniel Nelson Financial Services, the approximate dollar value of Mr. Nelson’s interest in this transaction was approximately $75,000, plus accrued interest. The promissory note was fully repaid on May 18, 2023.

●	On July 11, 2022, the Company issued a promissory note in the amount of $35,000 to Dennis Gile. Mr. Gile is a former Chief Executive Officer, President, Secretary, Chairman, director, and beneficial owner of more than 5% of the shares of common stock of the Company. The promissory note provides for 6% interest and maturity date of July 11, 2023 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. At maturity, the balance due under the note must be repaid within ten days. The amount could be prepaid at any time. Due to a subsequent issuance of debt convertible into equity on August 8, 2022, the maturity date of the promissory note was accelerated to August 8, 2022. Repayment was not made within ten days of that date. The promissory note provides that default interest under the promissory note accrues at the lesser of 12% or the maximum permitted by law until the default is cured. The promissory note was repaid on April 6, 2023 with accrued interest not including default interest. Mr. Gile did not demand repayment or exercise any remedies under the promissory note prior to such repayment and has not indicated any intent to do so. The approximate dollar value of Mr. Gile’s interest in this transaction was approximately $35,000, plus accrued interest.

●	On July 11, 2022, the Company issued a promissory note in the amount of $35,000 to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company. The promissory note provided for 6% interest and maturity date of July 11, 2023 subject to acceleration upon the Company’s first equity financing, or issuance of any debt convertible into equity, following the date of the promissory note. At maturity, the balance due under the note was required to be repaid within ten days. The amount was permitted to be prepaid at any time. Due to a subsequent issuance of debt convertible into equity on August 8, 2022, the maturity date of the promissory note was accelerated to August 8, 2022. Repayment was not made within ten days of that date. The promissory note provided that default interest under the promissory note accrues at the lesser of 12% or the maximum permitted by law until the default is cured. Mr. Nelson agreed to extend the maturity date to the closing of the initial public offering and waive payment of any default interest. The approximate dollar value of Mr. Nelson’s interest in this transaction was approximately $35,000, plus accrued interest. On October 10, 2023, the balance of $37,635 was fully repaid.

●	On or about November 29, 2022, John Dorsey, a former Chief Executive Officer and director of the Company, through his counsel, sent the Company a letter demanding full payment on a $50,000 loan that Mr. Dorsey allegedly made to the Company on or about July 21, 2022 while Mr. Dorsey was the Chief Executive Officer of the Company that was due and payable two weeks thereafter (the “Alleged Loan”). The Company has generally denied entering into a binding agreement with Mr. Dorsey on those terms and that payment is due and owing (the “Loan Dispute”). Under the Settlement Agreement, Release of Claims, and Covenant Not To Sue, dated as of January 12, 2023, between the Company and Mr. Dorsey (the “January 2023 Dorsey Settlement Agreement”), Mr. Dorsey agreed to a discharge of the Alleged Loan and waiver and release of claims relating to the Alleged Loan and Loan Dispute and covenant not to sue on the basis of such claims or otherwise commence any action or proceeding that would be inconsistent with the release of such claims. The Company agreed to pay Mr. Dorsey $10,000 and issue a promissory note to Mr. Dorsey in the principal amount of $40,000 payable on the earlier of ten business days following the successful closing of an initial public offering of the Signing Day Sports common stock that generates at least $1 million in net proceeds to the Company or July 1, 2023. Mr. Dorsey orally waived enforcement of the repayment obligation until the tenth day following the consummation of the Company’s initial public offering. The net balance of this promissory note was $40,000 as of September 30, 2023. On November 16, 2023, in connection with the closing of the Company’s initial public offering, the balance of $40,000 became due and payable within ten days. The balance was fully repaid as of November 22, 2023.

●	On November 15, 2021, the Company issued a 6% convertible unsecured promissory note in the amount of $565,000 to Zone Right, a former beneficial owner of more than 5% of the shares of common stock of the Company, in a private placement. Glen Kim, a former director and a former beneficial owner of more than 5% of the shares of common stock of the Company, and the current or former managing member of Zone Right, was deemed to beneficially own the shares of common stock owned by Zone Right and have sole voting and dispositive power over its shares. The convertible note incurred interest at 6% annually and was to mature on November 15, 2024. The convertible note contained provisions for optional and mandatory conversion and conversion price adjustments. Upon conversion, any interest accrued under the convertible note was to be waived. On November 13, 2023, the Company issued a settlement notice to the holders of the 6% convertible unsecured promissory notes undertaking to effect conversions as if 110% of the principal being converted was being converted. Zone Right also entered into a subscription agreement and investor rights and lockup agreement which provided information and inspection rights, registration rights, lock-up provisions, participation rights in subsequent securities offerings and private placements, and typical “drag along” and “tag along” rights. On November 16, 2023, the closing of the Company’s initial public offering and the listing of its common stock on the NYSE American constituted a Liquidity Event with respect to the convertible note. As a result, on November 16, 2023, the principal of $565,000 outstanding under the convertible note automatically converted into a total of 5,180 shares of common stock, based on the conversion price of 50% of the initial public offering price of $240.00 per share, in accordance with the settlement notice described above, and the interest under the convertible note was waived in accordance with its terms.

●	On October 15, 2021, the Company issued a 6% convertible unsecured promissory note in a private placement in the amount of $1,500,000 to the Nelson Trust, whose co-trustees are Daniel Nelson, our Chief Executive Officer, Chairman, and a director of the Company, and Jodi B. Nelson, Mr. Nelson’s wife and a former beneficial owner of more than 5% of the outstanding common stock of the Company. The convertible note incurred interest at 6% annually and was to mature on October 15, 2024. The convertible note contained provisions for optional and mandatory conversion and conversion price adjustments. On November 13, 2023, the Company issued a settlement notice to the holders of the 6% convertible unsecured promissory notes undertaking to effect conversions as if 110% of the principal being converted was being converted. The Nelson Trust also entered into a subscription agreement and investor rights and lockup agreement which provided information and inspection rights, registration rights, lock-up provisions, participation rights in subsequent securities offerings and private placements, and typical “drag along” and “tag along” rights. On November 16, 2023, the closing of the Company’s initial public offering and the listing of its common stock on the NYSE American constituted a Liquidity Event with respect to the convertible note. As a result, on November 16, 2023, the principal of $1,500,000 outstanding under the convertible note automatically converted into a total of 13,750 shares of common stock, based on the conversion price of 50% of the initial public offering price of $240.00 per share, in accordance with the settlement notice described above, and the interest under the convertible note was waived in accordance with its terms.

●	In April 2022, Daniel Nelson Financial Services became the insurance agent providing group benefits for the Company. Total dollar benefits provided to the Company under the group benefits plan in 2024 and 2023 were approximately $142,818 and $138,470, respectively. Total dollar payments to Daniel Nelson Financial Services in 2024 and 2023 under the group benefits plan were approximately $4,537 and $4,771, respectively. As Chief Executive Officer and sole owner of Daniel Nelson Financial Services, the approximate dollar value of Mr. Nelson’s interest in this transaction was approximately $4,537 and $4,771 in 2024 and 2023, respectively.

One Blockchain Transactions

One Blockchain reimbursed one of its members, Tiger Cloud, approximately 286,000 during the period from February 8, 2024 to December 31, 2024, $33,000 during the period from January 1, 2024 to February 7, 2024, and $432,000 for the year ended December 31, 2023, respectively for selling, general, and administrative expenses made for the benefit of One Blockchain. Tiger Cloud is an entity controlled by, or affiliated with, Jerry Tang, One Blockchain’s Chief Executive Officer, the direct or indirect owner of the majority of the membership interests of the One Blockchain Securityholders, and who is currently, and will be upon the Closing, the Chief Executive Officer and Chairman and a director of BlockchAIn. During the three months ended June 30, 2025 and 2024, One Blockchain reimbursed Tiger Cloud approximately $79,700 in each period for selling, general, and administrative expenses incurred for the benefit of One Blockchain. For the six months ended June 30, 2025, total reimbursements amounted to $159,350. During the period from February 8, 2024 to June 30, 2024, and the period from January 1, 2024 to February 7, 2024, One Blockchain reimbursed Tiger Cloud approximately $126,000 and $33,000, respectively, for selling, general, and administrative expenses incurred for the benefit of One Blockchain.

Pursuant to the Management Fee Agreement with Tiger Cloud, dated February 8, 2024, One Blockchain pays an annual management fee of $318,700 to Tiger Cloud.

As of June 30, 2025, December 31, 2024, and December 31, 2023, approximately $0, $334,000, and $45,000, respectively, was due to Tiger Cloud and is included in accounts payable and accrued expenses.

As of June 30, 2025 and December 31, 2024, One Blockchain had a loan receivable of $1,044,315 and $1,045,315, respectively, which relates to funds loaned to VCV Digital Infrastructure Holdings to support certain surety bond requirements. Specifically, under an Intercompany Loan Agreement, dated as of April 1, 2024, between One Blockchain and VCV Digital Infrastructure Holdings, One Blockchain provided a $1,045,315 loan to VCV Digital for a certificate of deposit that was issued to the Company by VCV Digital, a wholly-owned subsidiary of VCV Digital Infrastructure Holdings, and to support the financial guarantees under a letter of credit (as amended to date, the “Letter of Credit”) and the coverage amount under a surety bond (“Surety Bond”), each of which are described further below. The loan is non-interest bearing and is expected to be repaid based on contractual agreements between the parties. Each of VCV Digital Infrastructure Holdings and VCV Digital is an entity controlled by, or affiliated with, Jerry Tang.

The Letter of Credit, as amended, provides for a credit balance of $3 million. The parties to the Letter of Credit, as amended, are Tiger Cloud as the account party; International Fidelity Insurance Company and/or Alleghany Casualty Company and/or HARCO National Insurance Company as the beneficiary; and JPMorgan Chase Bank, N.A. as the issuer. The Letter of Credit is irrevocable, and will expire on August 31, 2025, subject to automatic extension for additional one-year periods unless terminated at least 60 days prior to the applicable expiration date. The Surety Bond binds the Company, as principal, and HARCO National Insurance Company, as surety, to Lockhart Power as beneficiary, in the amount of $8 million. The Surety Bond was required by Lockhart Power to guarantee all obligations of payment pursuant to the Electric Service Agreement. The Surety Bond has terms with automatic annual renewal and can be terminated 60 days after receipt of written notice of cancellation.

As of June 30, 2025 and December 31, 2024, One Blockchain had a loan payable to VCV Digital Infrastructure Holdings of $995,145 and a loan payable to VCV Digital Group LLC, an entity controlled by or affiliated with Jerry Tang, totaling $18,750. These transactions occurred in 2024. The loan is non-interest bearing with no fixed terms of repayment.

As of June 30, 2025, the Company had receivables due of $39,616 from Tiger AIDC LLC, $797,802 from Tiger Cloud, and $269,033 from VCV Digital. As of December 31, 2024, One Blockchain had receivables consisting of $35,500 due from Atlas Cloud AI LLC, $39,558 from Tiger AIDC LLC, $26,315 from Tiger Cloud, and $269,033 from VCV Digital. In addition, the Company had payables consisting of $390,800 due to Atlas Cloud AI LLC and $79,505 due to Tiger AIDC SC1 LLC. These balances reflect transactions related to the Company’s ongoing business operations and financial arrangements with related entities. Each of Atlas Cloud AI LLC, Tiger AIDC LLC, Tiger AIDC SC1 LLC, Tiger Cloud, and VCV Digital is an entity controlled by, or affiliated with, Jerry Tang.

Under the Co-Location Agreement, we provided hosting services to Blue Ridge Digital Mining, including approximately 9,600 square feet of space within 60 Antboxes and up to 40 MW of reserved power capacity at our South Carolina facility. The agreement had a term of 44 months with options for renewal upon mutual agreement. The Co-Location Agreement provided for Blue Ridge Digital Mining to pay a base license fee (the “Base License Fee”) consisting of $153,069 for first month, $1,956,400 per month for months 2 through 41, and, in the subsequent three months, to $1,467,300, $978,200 and $489,100, respectively, based on use of 30 MW, 20 MW and 10 MW, respectively, and corresponding reduced square footage for the equipment, for such months. The license obligations under the Co-Location Agreement were superseded by the Co-Location Agreement Amendment and the Blue Ridge Digital Mining Settlement Agreement.

The payment obligations and related legal rights under the Co-Location Agreement were made subject to a series of Standstill Agreements. Under a Standstill Agreement, dated as of January 27, 2025, among Blue Ridge Digital Mining, MS, and One Blockchain (the “First Standstill Agreement”), due to certain performance issues under the Co-Location Agreement and the MS Guarantee Agreement, the parties agreed not to file a lawsuit or exercise certain remedies under the Co-Location Agreement before 5:00 PM Eastern Time on February 28, 2025 (the “Standstill Period”). The Standstill Agreement provided, among other things, that Blue Ridge Digital Mining and MS were jointly and severally obligated to pay a total of $1,312,640 to One Blockchain by January 27, 2025. As of January 23, 2025, $656,320 had already been paid. The remaining $656,320 was due by January 27, 2025. One Blockchain was also obligated to pay Blue Ridge Digital Mining for all curtailment credits accrued from January 26, 2025 to the end of the Standstill Period except for a setoff right for any claim based on Blue Ridge Digital Mining having used more than an average of 32 MW of power over the entire Standstill Period. Under a Standstill Agreement, dated as of February 28, 2025 (the “Second Standstill Agreement”), the parties extended the Standstill Period to end at 5:00 PM Eastern Time on March 31, 2025, which was automatically renewable through April 2025. The second Standstill Agreement provided, among other things, that Blue Ridge Digital Mining and MS were jointly and severally obligated to pay a total of $1.1 million to One Blockchain by February 28, 2025, and an additional payment of $550,640, by March 5, 2025. If renewed, the payment rate for power would be $0.06/kwH for all capacity, to be paid by Blue Ridge and MS by March 28, 2025. Under a Standstill Agreement, dated as of April 25, 2025 (together with the First Standstill Agreement and the Second Standstill Agreement, the “Standstill Agreements”), Blue Ridge Digital Mining and MS jointly and severally agreed to make a final payment of $1.414 million to One Blockchain by April 28, 2025.

Under a Confidential Settlement Agreement, Mutual Release, and Separation Agreement, effective as of May 20, 2025, among Blue Ridge Digital Mining, MS), One Blockchain, VCV Digital Infrastructure Holdings, and Tiger Cloud (the “Blue Ridge Digital Mining Settlement Agreement”), VCV Digital Infrastructure Holdings was required to purchase Blue Ridge Digital Mining from MS and to pay MS $97,167 per month for 24 months, for a total of $2,332,000, pursuant to the Blue Ridge Equity Purchase Agreement (as defined below). The Blue Ridge Digital Mining Settlement Agreement further provided for, (1) a Contribution Agreement by and among MS, VCV Digital Infrastructure Holdings, Tiger Cloud, and Blue Ridge Digital Mining pursuant to which MS contributed a certain promissory note, dated September 29, 2022, executed by VCV Digital Infrastructure Holdings and Tiger Cloud to MS (the “MS Promissory Note”); (2) the Blue Ridge Equity Purchase Security Agreement (as defined below); (3) the Blue Ridge Equity Purchase Agreement Guaranty; and (4) a Bad Boy Personal Guaranty made by Jerry Tang in favor of MS, pursuant to which Tang agreed to certain guarantees with respect to VCV Digital Infrastructure Holdings, Tiger Cloud, and One Blockchain. The Blue Ridge Digital Mining Settlement Agreement further provided that the only assets held by Blue Ridge Digital Mining at the time of closing would be its rights under the Bitmain Agreement and the MS Promissory Note. Pursuant to the Blue Ridge Digital Mining Settlement Agreement, as of May 20, 2025, the Co-Location Agreement, the MS Guarantee Agreement, and the Standstill Agreements were terminated.

On May 15, 2025, VCV Digital Infrastructure Holdings entered into a Purchase and Sale Agreement with MS to acquire 100% of the equity interests in Blue Ridge Digital Mining for $2,332,000 total to be paid in equal monthly installments of $97,167 from August 15, 2025 through July 15, 2027 (the “Blue Ridge Equity Purchase Agreement”).

Under the Co-Location Agreement Amendment, dated as of May 15, 2025, we became entitled to all revenues of Blue Ridge Digital Mining derived from the Bitmain Agreement. Blue Ridge Digital Mining derives revenues under the Bitmain Agreement for server hosting, maintenance and/or operation services of $0.075 per kWh, subject to certain adjustments, which, pursuant to the Co-Location Agreement Amendment, will be passed directly to One Blockchain. In addition, One Blockchain will be entitled to 50% of certain credits received by Blue Ridge Digital Mining pursuant to the Bitmain Agreement related to the period prior to the date of the Co-Location Agreement Amendment.

Under a Purchase and Sale Agreement, dated as of May 15, 2025, between One Blockchain and Blue Ridge Digital Mining, One Blockchain purchased 60 Antboxes, which were formerly leased from Blue Ridge Digital Mining under the Co-Location Agreement prior to the acquisition of Blue Ridge Digital Mining by VCV Digital Infrastructure Holdings, for $2,332,000 total to be paid in equal monthly installments of $97,167 from August 15, 2025 through July 15, 2027. One Blockchain was required to provide a guaranty on behalf of Blue Ridge Digital Mining for its payments related to Antboxes owed to MS.

Under a Security Agreement, dated as of May 15, 2025, among VCV Digital Infrastructure Holdings, One Blockchain, and MS (the “Blue Ridge Equity Purchase Security Agreement”), each of VCV Digital Infrastructure Holdings and One Blockchain granted a security interest in favor of MS with respect to the 60 Antboxes purchased by One Blockchain from Blue Ridge Digital Mining, and all related proceeds, to secure the obligations of VCV Digital Infrastructure Holdings and One Blockchain under the Blue Ridge Equity Purchase Agreement, the Blue Ridge Equity Purchase Security Agreement, the Blue Ridge Equity Purchase Agreement Guaranty (as defined below), or otherwise with respect to the payment of the purchase price under the Blue Ridge Equity Purchase Agreement. Under a Guaranty, dated as of May 15, 2025, by One Blockchain in favor of MS (the “Blue Ridge Equity Purchase Agreement Guaranty”), One Blockchain guaranteed the payment and performance of all obligations of VCV Digital Infrastructure Holdings under the Blue Ridge Equity Purchase Agreement and the Blue Ridge Equity Purchase Security Agreement, including all costs, expenses, reasonable legal fees, and other fees, relating to the enforcement of MS’s rights under the Blue Ridge Equity Purchase Agreement Guaranty.

PRINCIPAL STOCKHOLDERS

Principal Stockholders of Signing Day Sports

The following table sets forth certain information with respect to the beneficial ownership of Signing Day Sports voting securities as of [    ], 2025 by (i) each of its named executive officers, current executive officers, and directors; (ii) all of its executive officers and directors as a group; and (iii) each person who is known by it to beneficially own more than 5% of any class of its voting securities. As noted above, each holder of shares of Signing Day Sports common stock also holds a number of shares of SGN Series A Preferred Stock equal to the number of shares of Signing Day Sports common stock owned, which are entitled to 1,000,000 votes per share and may only be voted on the matters described in this proxy statement/prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power, and also any shares which the person has the right to acquire within 60 days of [     ], 2025, through the exercise or conversion of any stock option, convertible security, warrant or other right. Except as set forth below, each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to such securities.

Unless otherwise specified, the address of each of the persons named in this table is c/o Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Signing Day Sports Common Stock		Percent of Class (%)(1)	Amount and Nature of Beneficial Ownership of SGN Series A Preferred Stock	Percent of Class (%)(2)	Amount of Votes at the Meeting(3)	Total Voting Power at the Meeting(4)
Daniel Nelson, Chief Executive Officer, Chairman, and Director(5)	35,103	(5)	[0.9]	32,289	[0.8]	32,289,032,289	[0.8]
Damon Rich, Chief Financial Officer	2,417		[0.1]	2,417	[0.1]	2,417,002,417	[0.1]
Jeffry Hecklinski, President and Director	9,886	(6)	[0.3]	9,262	[0.2]	9,262,009,262	[0.2]
Craig Smith, Chief Operating Officer and Secretary	9,528	(7)	[0.2]	8,775	[0.2]	8,775,008,775	[0.2]
Roger Mason Jr., Director	1,419	(8)	*	919	*	919,000,919	*
Greg Economou, Director	1,336	(9)	*	919	*	919,000,919	*
Peter Borish, Director	1,232		*	1,232	*	1,232,001,232	*
All directors and executive officers (7 persons)	60,921		[1.5]	55,813	[1.4]	55,813,055,813	[1.4]

*	Non-employee director beneficially owning less than 1% of the shares of the Signing Day Sports common stock.

(1)

Based on [3,947,781] shares of common stock issued and outstanding as of [     ], 2025. For each beneficial owner above, any shares issuable upon exercise of options, warrants, or other convertible securities within 60 days of [       ], 2025 have been included in the denominator.

(2)	Based on [3,947,781] shares of SGN Series A Preferred Stock issued and outstanding as of [ ], 2025.

(3)	Each share of Signing Day Sports common stock is entitled to one (1) vote and each share of SGN Series A Preferred Stock is entitled to one million (1,000,000) votes.

(4)	Based on an assumed total of [3,947,784,947,781] outstanding votes as of [ ], 2025, consisting of [3,947,781] votes of the Signing Day Sports common stock and [3,947,781,000,000] votes of the SGN Series A Preferred Stock. The total voting power at the Meeting will be reduced by 1,000,000 votes for each share of SGN Series A Preferred Stock that is automatically redeemed as of immediately prior to the opening of the Meeting in accordance with its terms, and to the extent that such redemptions occur, the relative voting power at the Meeting of each of the individuals listed in this table may be increased. Each of the individuals listed in this table are parties to the Voting and Support Agreement, which requires such individual to vote any shares of Signing Day Sports common stock held by such individual in favor of all of the proposals described in this proxy statement/prospectus at the Meeting.

(5)	Consists of (i) 1,042 shares of common stock held by Daniel Nelson, (ii) 31,247 shares of common stock held by the Nelson Trust, and (iii) 2,814 shares of common stock issuable upon the exercise of options held by Daniel Nelson. Daniel Nelson and Jodi B. Nelson, who is the spouse of Mr. Nelson, are the co-trustees of the Nelson Trust. Mr. Nelson is deemed to beneficially own the shares of common stock beneficially owned by the Nelson Trust and have shared voting and dispositive power with Ms. Nelson over its shares. Mr. Nelson also has shared voting and dispositive power with Ms. Nelson over the shares of common stock that may be purchased by exercise of Mr. Nelson’s stock options.

(6)	Consists of (i) 9,262 shares of common stock and (ii) [624] shares of common stock issuable upon the exercise of an option within 60 days of [ ], 2025.

(7)	Consists of (i) 8,775 shares of common stock and (ii) [752] shares of common stock issuable upon the exercise of an option within 60 days of [ ], 2025.

(8)	Consists of (i) 919 shares of common stock and (ii) [598] shares of common stock issuable upon the exercise of an option within 60 days of [ ], 2025.

(9)	Consists of (i) 919 shares of common stock and (ii) [417] shares of common stock issuable upon the exercise of an option within 60 days of [ ], 2025.

Except in connection with the Business Combination, there are no arrangements known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of Signing Day Sports.

Principal Stockholders of BlockchAIn

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of BlockchAIn voting securities, assuming the Closing will occur on [     ], 2025 for: (i) each of BlockchAIn’s named executive officers and directors; (ii) all of BlockchAIn’s executive officers and directors as a group and (iii) each person, or group of affiliated persons, who is known by Signing Day Sports or One Blockchain to become the beneficial owner of more than 5% of any class of BlockchAIn’s voting securities upon the consummation of the Business Combination.

Beneficial ownership is based on [    ] BlockchAIn common shares anticipated to be outstanding upon the consummation of the Business Combination. The following table also assumes (i) [     ] shares of Signing Day Sports common stock (post-reverse stock split) outstanding immediately prior to Closing, and (ii) [     ] membership interests of One Blockchain outstanding immediately prior to Closing.

Beneficial ownership is reported below in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require that the table below include shares of BlockchAIn common shares issuable pursuant to the vesting of restricted stock units and the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of [    ], 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name of Beneficial Owner(1)	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Jerry Tang	Common Shares	[ ]	[ ]	%
Matthew Feast	Common Shares	[ ]	[ ]	%
Hongfei Zhang	Common Shares	[ ]	[ ]	%
Mohammad Hasham	Common Shares	[ ]	[ ]	%
George Chuang	Common Shares	[ ]	[ ]	%
[ ]	Common Shares	[ ]	[ ]	%
All directors and executive officers ([ ] persons)	Common Shares	[ ]	[ ]	%
Tiger Cloud LLC(3)	Common Shares	[ ]	[ ]	%
VCV Digital Solutions LLC(4)	Common Shares	[ ]	[ ]	%

*	Less than 1%.

(1)	Unless otherwise indicated by footnote, the address for each of the beneficial owners set forth in the table below is 1540 Broadway, Ste 1010, New York, NY 10036.

(2)	Based on [ ] BlockchAIn common shares and no other voting securities estimated to be issued and outstanding upon completion of the Business Combination.

(3)	The address of Tiger Cloud LLC is 1540 Broadway, Ste 1010, New York, NY 10036. Jerry Tang, the Chief Executive Officer, Chairman and Director of BlockchAIn, holds voting and investment discretion over the common shares to be held by Tiger Cloud LLC. Mr. Tang disclaims any beneficial ownership of the securities to be held by Tiger Cloud LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	The address of VCV Digital Solutions LLC is 1540 Broadway, Ste 1010, New York, NY 10036. Jerry Tang, the Chief Executive Officer, Chairman and Director of BlockchAIn, holds voting and investment discretion over the common shares to be held by VCV Digital Solutions LLC. Mr. Tang disclaims any beneficial ownership of the securities held by VCV Digital Solutions LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS

If the Business Combination is completed, the Signing Day Sports Stockholders and the One Blockchain Securityholders will receive BlockchAIn common shares, pursuant to the terms of the Business Combination Agreement. Additionally, immediately prior to the closing of the Business Combination, BlockchAIn’s current certificate of incorporation will be amended and restated as the BlockchAIn Amended and Restated Certificate of Incorporation, as set forth in the form attached as Annex B to this proxy statement/prospectus, and BlockchAIn’s current bylaws will also be amended and restated (as amended and restated, the “BlockchAIn Amended and Restated Bylaws”).

The following is a summary of certain differences between (i) the rights of Signing Day Sports Stockholders under the Signing Day Sports Certificate of Incorporation and Signing Day Sports’ current bylaws, and (ii) the rights of BlockchAIn’s stockholders under the BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws. The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents or relevant corporate law. This summary is qualified in its entirety by reference to the full text of each company’s governing documents and the DGCL. See “Where You Can Find More Information” for information on how to obtain a copy of these documents.

Current Signing Day Sports Stockholders’ Rights Versus BlockchAIn Stockholders’ Rights Post-Business Combination

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Authorized Capital Stock	The authorized capital stock of Signing Day Sports consists of 150,000,000 shares of Signing Day Sports common stock and 15,000,000 shares of Signing Day Sports preferred stock.

BlockchAIn will be authorized to issue [    ] shares, consisting of:

(i)   [    ] shares of BlockchAIn common stock, $0.0001 par value per share;

(ii)   [    ] shares of preferred stock, $0.0001 par value per share.

The BlockchAIn Board will be authorized to issue the stock in one or more classes or series.

Special Meetings of Stockholders; Action by Written Consent

Under the DGCL, a special meeting of stockholders may be called by a corporation’s board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

The Signing Day Sports Certificate of Incorporation provides that special meetings of stockholders for any purpose or purposes may be called at any time by any of the persons and in the manner as provided in Signing Day Sports’ current bylaws, and may not be called by any other person or persons or otherwise. Signing Day Sports’ current bylaws provide that a special meeting may be called, for any purpose or purposes, by (i) the Chairman of the Signing Day Sports Board, (ii) the Chief Executive Officer, or (iii) the Signing Day Sports Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Signing Day Sports Board for adoption), and shall be held at such place, on such date, and at such time as the Signing Day Sports Board shall fix, and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Under the DGCL, a special meeting of stockholders may be called by a corporation’s board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that special meetings of the stockholders of BlockchAIn may be called, for any purpose or purposes, at any time only by or at the direction of the BlockchAIn Board, the chairperson, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)

Signing Day Sports’ current bylaws provide that a special meeting request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman, the Chief Executive Officer, or the Secretary of Signing Day Sports. No business may be transacted at such special meeting otherwise than specified in such notice. The Signing Day Sports Board shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place, if any, of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote.

Unless otherwise provided in the Signing Day Sports Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that, subject to the rights of the holders of one or more series of preferred stock, any action required or permitted to be taken by BlockchAIn stockholders must be effected at a duly called annual or special meeting of BlockchAIn stockholders and not by written consent.

Notice Required for Stockholder Meetings	Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the of Signing Day Sports. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder’s attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

The BlockchAIn Amended and Restated Bylaws will provide that written notice stating the place, date and time of the meeting, the means of remote communications, if any, the record date and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given to each BlockchAIn stockholder entitled to notice of the meeting not less than ten (10) nor more than sixty (60) days prior to the date of the meeting.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

The Signing Day Sports Certificate of Incorporation provides that business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Signing Day Sports’ current bylaws provide that nominations of persons for election to the Signing Day Sports Board and the proposal of other business to be considered by the stockholders may be brought before an annual meeting (i) by or at the direction of the Signing Day Sports Board or (ii) by any Signing Day Sports Stockholder who is a stockholder of record at the time the notice described below is given, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice and other procedures. The foregoing clause (ii) is the exclusive means for a Signing Day Sports Stockholder to bring nominations or business properly before an annual meeting (other than matters properly brought under Rule 14a-19 promulgated under the Exchange Act).

For nominations or other business to be properly brought before an annual meeting by a Signing Day Sports Stockholder, the stockholder must (a) give timely notice in writing to Signing Day Sports’ secretary at the principal executive offices of Signing Day Sports (b) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (c) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of public disclosure of the date of such meeting.

The stockholder notice must also include specific information regarding the stockholder and the director nominee or business to be brought before the annual meeting, as described in Signing Day Sports’ current bylaws.

The BlockchAIn Amended and Restated Bylaws will provide that, to be properly brought before an annual meeting pursuant to the BlockchAIn Amended and Restated Bylaws, nominations of persons for election to the BlockchAIn Board or a proposal of other business to be conducted at the annual meeting must be either:

●   specified in the notice of annual meeting or any supplement to the notice given by or at the direction of the BlockchAIn Board;

●    otherwise properly brought before the meeting by or at the direction of the BlockchAIn Board; or

●   otherwise properly brought before the meeting by a BlockchAIn stockholder entitled to vote at such meeting.

To be timely, a BlockchAIn stockholder’s notice of nominations or business to be conducted at an annual meeting must be delivered to the Secretary of BlockchAIn at the principal executive offices of BlockchAIn:

●    not later than the close of business, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting of stockholders and no earlier than the opening of business on the 150th day before the anniversary date of the immediately preceding annual meeting of the stockholders;

●    provided, however, that in the event that no annual meeting of stockholders was held in the preceding year, or the date of the annual meeting is more than 30 days before or more than 60 days after such first anniversary date, then to be timely, notice must be so delivered not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business, on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by BlockchAIn.

For nominations to be properly brought by a stockholder before a special meeting pursuant to the BlockchAIn Amended and Restated Bylaws, the stockholder’s notice must be received by the secretary at the principal executive offices of BlockchAIn no earlier than the 120th day prior to the day of the special meeting and no later than the later of the 90th day prior to the day of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting at which directors are to be elected was first made by BlockchAIn.

Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)

In no event shall the adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

To be in proper written form, a stockholder’s notice to the Secretary with respect to nominations must set forth, as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of BlockchAIn that are owned beneficially or of record by the person and a description of any derivative instruments (held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person, (D) all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (E) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than BlockchAIn (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of BlockchAIn (a “Third-Party Compensation Arrangement”), and (F) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than BlockchAIn (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of BlockchAIn.

To be eligible to be a nominee by any stockholder for election as a director of BlockchAIn, the proposed nominee must provide to the Secretary, as applicable, (i) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request), (ii) a written representation and undertaking that, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue (a “Voting Commitment”) that has not been disclosed to BlockchAIn or any voting commitment that could limit or interfere with such person’s ability to comply, if elected as a director of BlockchAIn, with such person’s fiduciary duties under applicable law, (iii) a written representation and undertaking that, unless previously disclosed to the Corporation, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement, (iv) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with BlockchAIn’s corporate governance guidelines as disclosed on BlockchAIn’s website, as amended from time to time, and (v) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the BlockchAIn Board.

Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)

The BlockchAIn Amended and Restated Bylaws will further provide that nominations of persons for election to the BlockchAIn Board may be made at a special meeting of BlockchAIn stockholders:

●     by or at the direction of the BlockchAIn Board; or

●     provided that the BlockchAIn Board has determined that directors shall be elected at such meeting, by any stockholder of BlockchAIn (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in the BlockchAIn Amended and Restated Bylaws and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in the BlockchAIn Amended and Restated Bylaws.

To be in proper written form, a stockholder’s notice to the Secretary with respect to any other business must set forth as to each such matter such stockholder proposes to bring before the annual meeting including:

(A) a brief description of the business desired to be brought before the annual meeting; the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend the bylaws, the language of the proposed amendment); the reasons for conducting such business at the annual meeting; any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf a proposal is made along with the respective affiliates or associates; and a description of all agreements and understandings between such stockholder or beneficial owner, if any, the respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(B) the name and record address of such stockholder, the beneficial owner, if any, on whose behalf the proposal is made, and of their respective affiliates or associates or others acting in concert with them; (C) for each class or series, the number of shares of capital stock of BlockchAIn that are owned beneficially and of record by such stockholder, by the beneficial owner, if any, on whose behalf the proposal is made, and by their respective affiliates or associates or others acting in concert with them; (D) a description of all arrangements or understandings between such stockholder, the beneficial owner, if any, on whose behalf the proposal is made, or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (E) a description of any arrangement, agreement or understanding that has been entered into by or on behalf of such stockholder, such beneficial owner, if any, or their respective affiliates or associates, with respect to BlockchAIn’s securities or that was made with the effect or intent of creating or mitigating loss to, managing risk, or benefitting of share price changes for increasing or decreasing the voting power of such stockholder or beneficial owner, if any, or their respective affiliates or associates; (F) any rights to dividends on BlockchAIn’s securities owned beneficially by such stockholder, beneficial owner, or their respective affiliates or associates, that are separated or separable from the underlying security; (G) any proportionate interest in BlockchAIn’s securities or derivative

Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)

instruments in which such stockholder, beneficial owner, or their respective affiliates or associates, owns an interest or is a general partner; (H) any performance-related fees based on any increase or decrease in BlockchAIn’s securities or derivative instruments value that such stockholder, beneficial owner, or their respective affiliates or associates is entitled to based on any increase or decrease in the value of the Corporation’s securities or derivative instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household; (I) any significant equity interests or any derivative instruments in any principal competitor held by such stockholder, beneficial owner, or their respective affiliates or associates; (J) any interest in any contract with BlockchAIn, an affiliate of BlockchAIn or any principal competition of BlockchAIn (including any employment, collective bargaining or consulting agreement) held by such stockholder, beneficial owner, or their respective affiliates or associates; (K) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; (L) a representation that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of BlockchAIn’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; and (M) any other information that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal.

If any stockholder proposal or any nomination was not made in accordance with the above provisions, such proposal shall not be conducted, or such nomination shall not be eligible for nomination, at a stockholder meeting.

The chairman of the meeting has the power to determine and declare whether the nomination or business proposed to be brought before the meeting was properly made in accordance with the procedures summarized above. If the BlockchAIn Board or chairman of the meeting determines the proposed nomination or business was not made in compliance with the BlockchAIn Amended and Restated Bylaws, the nomination or proposed business will be disregarded or the proposed business will not be transacted, as the case may be.

Notwithstanding the foregoing provisions, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of BlockchAIn to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by BlockchAIn.

In addition to the foregoing provisions, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.

Notwithstanding the foregoing notice requirements, all notice requirements shall be deemed satisfied by a stockholder as to any proposal if the stockholder has notified BlockchAIn of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such rule for inclusion of such proposal in a proxy statement prepared by BlockchAIn to solicit proxies for such annual meeting.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Number and Classification of Directors

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

The Signing Day Sports Certificate of Incorporation provides that, subject to the rights of holders of any series of Signing Day Sports preferred stock then outstanding to elect directors, the number of directors of the Signing Day Sports shall be fixed from time to time solely by resolution of the majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Signing Day Sports Board shall shorten the term of any incumbent director.

Signing Day Sports’ current bylaws provide that the authorized number of directors of Signing Day Sports shall be fixed from time to time solely by resolution of a majority of the total number of directors that the Signing Day Sports would have if there were no vacancies.

There are currently five directors serving on the Signing Day Sports Board.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

The BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws provide that, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, if any, the initial directors of BlockchAIn shall initially be comprised of be no less than five (5) and no greater than (7) directors. The BlockchAIn Amended and Restated Certificate of Incorporation will provide that Signing Day Sports will be entitled to designate at least one (1) director with all others to be designated by One Blockchain. Since the BlockchAIn board structure will be classified following the Closing, then Signing Day Sports’ nominee to the BlockchAIn Board will be appointed to the class with the shortest initial term applicable to any directors appointed as of the Closing.

There are expected to be five (5) directors on the BlockchAIn Board at the time of the Closing.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that the BlockchAIn Board will be divided into three classes, designated Class I, Class II and Class III. The BlockchAIn Board will be authorized to designate the members of the board in office at the time of adoption of the BlockchAIn Amended and Restated Certificate of Incorporation or at the time of the creation of a new directorship to Class I, Class II or Class III. The term of the initial Class I directors will expire at the first annual meeting of the stockholders following the effectiveness of the BlockchAIn Amended and Restated Certificate of Incorporation; the term of the initial Class II directors will expire at the second annual meeting following the effectiveness of the BlockchAIn Amended and Restated Certificate of Incorporation; and the term of the initial Class III directors will expire at the third annual meeting following the effectiveness of the BlockchAIn Amended and Restated Certificate of Incorporation. At each succeeding annual meeting of the stockholders, each of the successors elected to replace the expiring class of directors will be elected for a three-year term. If the number of directors that constitutes the BlockchAIn Board is changed, any increase or decrease will be apportioned by the board among the classes so as to maintain the number of directors in each class as nearly equal as possible, without shortening the term of any incumbent director.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Election of Directors	Signing Day Sports’ current bylaws provide that except as otherwise provided by statute, the certificate of incorporation or bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors.

The BlockchAIn Amended and Restated Bylaws will provide that each director will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon at all meetings of stockholders at which a quorum is present, subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock.

One Blockchain shall ensure that a sufficient number of its designees qualify as independent directors such that, when taken together with other independent directors appointed pursuant to the BlockchAIn Amended and Restated Certificate of Incorporation, the BlockchAIn Board shall have a majority of “independent” directors for the purposes of the NYSE American LLC, each of whom shall serve in such capacity until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

Removal of Directors; Vacancies

Signing Day Sports’ current bylaws provide that, subject to any limitations imposed by applicable law, the Signing Day Sports Board or any director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of Signing Day Sports entitled to elect such director. The Signing Day Sports Certificate of Incorporation does not contain a provision regarding removal of directors. The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Signing Day Sports Board, or, if there be classes of directors, at an election of the class of directors of which such director is a part

The Signing Day Sports Certificate of Incorporation provides that subject to the rights of holders of any series of Signing Day Sports preferred stock then outstanding to elect directors, any newly created directorship that results from an increase in the number of directors or any vacancy on the Signing Day Sports Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of such director’s predecessor.

The BlockchAIn Certificate of Incorporation provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of BlockchAIn entitled to vote generally in the election of directors, voting together as a single class, subject to the rights of any series of preferred stock then outstanding.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the BlockchAIn Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the BlockchAIn Board, subject to the rights of any series of preferred stock then outstanding, and shall not be filled by the stockholders.

Each director shall hold office until the expiration of the full term for which the director is elected and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)

Signing Day Sports’ current bylaws provide that unless otherwise provided in the certificate of incorporation, any vacancies on the Signing Day Sports Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Signing Day Sports Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Signing Day Sports Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Signing Day Sports Board shall be deemed to exist in the case of the death, resignation or removal of any director.

The Signing Day Sports Certificate of Incorporation provides that subject to the rights of holders of any series of preferred stock then outstanding to elect directors, each director shall serve for a term ending on the date of the election and qualification of such director’s successor and be subject to such director’s earlier death, disqualification, resignation or removal.

Limitation on Liability of Directors and Officers

In August 2022, the DGCL was amended to permit Delaware corporations to exculpate officers from monetary damages for breach of fiduciary duty in certain circumstances, if so provided in the corporation’s certificate of incorporation.

The Signing Day Sports Certificate of Incorporation provides that no director or officer of Signing Day Sports shall be personally liable to the Signing Day Sports or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained in the Signing Day Sports Certificate of Incorporation shall eliminate or limit the liability: (i) of a director or officer for any breach of the director’s or officer’s duty of loyalty to the Signing Day Sports or its stockholders, (ii) of a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of a director pursuant to the provisions of Section 174 of the DGCL, (iv) of a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) of an officer in any action by or in the right of Signing Day Sports. No repeal or modification of the Signing Day Sports Certificate of Incorporation shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director or officer of Signing Day Sports existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

In August 2022, the DGCL was amended to permit Delaware corporations to exculpate officers from monetary damages for breach of fiduciary duty in certain circumstances, if so provided in the corporation’s certificate of incorporation.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that a director of BlockchAIn will not be personally liable to BlockchAIn or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, modification or repeal of the foregoing provision will not adversely affect any right or protection of a director of BlockchAIn in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Indemnification of Directors and Officers; Expenses

Under the DGCL, a Delaware corporation must indemnify its present and former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments, fines and amounts paid in settlement in actions by or in the right of the corporation to procure a judgment in its favor.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

Signing Day Sports’ current bylaws provide that Signing Day Sports shall indemnify and hold harmless its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that Signing Day Sports may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that Signing Day Sports shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Signing Day Sports Board, (iii) such indemnification is provided by Signing Day Sports, in its sole discretion, pursuant to the powers vested in Signing Day Sports under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under the enforcement section of the bylaws.

Under the DGCL, a Delaware corporation must indemnify its present and former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments, fines and amounts paid in settlement in actions by or in the right of the corporation to procure a judgment in its favor.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that BlockchAIn will indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she is or was a director or officer of BlockchAIn or by reason of the fact that such director or officer, at the request of BlockchAIn, is or was serving any other corporation, partnership, joint venture, trust, or other enterprise or nonprofit entity, including an employee benefit plan, in any capacity. No amendment or repeal of the above provision will affect any rights to indemnification with respect to acts or omissions occurring prior to the amendment or repeal.

Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification and advancement of expenses, BlockchAIn shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the BlockchAIn Board.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Amendments to Articles or Certificate of Incorporation

As provided under the DGCL, any amendment to the Signing Day Sports Certificate of Incorporation requires (i) the approval of the Signing Day Sports Board, (ii) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Signing Day Sports reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in the certificate of incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to the certificate of incorporation in its present form or as hereafter amended are granted subject to the right reserved in the Signing Day Sports Certificate of Incorporation. Any amendment, repeal or modification of the Signing Day Sports Certificate of Incorporation shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that BlockchAIn reserves the right to amend, alter, repeal, or rescind, in whole or in part, any provision contained in the BlockchAIn Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders therein are granted subject to this reservation. Under Section 242 of the DGCL, an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation generally requires approval of the majority of the BlockchAIn Board and the holders of a majority of the BlockchAIn common stock entitled to vote.

Amendments to Bylaws	Signing Day Sports’ current bylaws provide that (a) the Signing Day Sports Board is expressly empowered to adopt, amend or repeal bylaws of Signing Day Sports; (b) the stockholders shall also have power to adopt, amend or repeal bylaws of Signing Day Sports; provided, however, that, in addition to any vote of the holders of any class or series of stock of Signing Day Sports required by law or by the certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of Signing Day Sports entitled to vote generally in the election of directors, voting together as a single class.	The BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws will provide that, except as otherwise provided within the BlockchAIn Amended and Restated Bylaws, the BlockchAIn Amended and Restated Bylaws may be altered, amended or repealed, in whole or in part, or that new bylaws may be adopted by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the BlockchAIn Board.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Certain Business Combinations

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” (generally defined by the DGCL as a person who owns 15% or more of the corporation’s outstanding voting stock, together with such person’s affiliates and associates) for three years following the time that person became an interested stockholder, unless (1) prior to the time the person became an interested stockholder the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s outstanding voting stock, (3) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder, or (4) certain other exceptions specified in Section 203(b) of the DGCL are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

The Signing Day Sports Certificate of Incorporation and Signing Day Sports’ current bylaws do not contain a provision electing not to be governed by Section 203 of the DGCL, and so Signing Day Sports is subject to such provision.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” (generally defined by the DGCL as a person who owns 15% or more of the corporation’s outstanding voting stock, together with such person’s affiliates and associates) for three years following the time that person became an interested stockholder, unless (1) prior to the time the person became an interested stockholder the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of corporation’s outstanding voting stock, (3) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder, or (4) certain other exceptions specified in Section 203(b) of the DGCL are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

The BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws will not contain a provision electing not to be governed by Section 203 of the DGCL, and so BlockchAIn is subject to such provision.

Stockholder Rights Plan	Signing Day Sports does not currently have a stockholder rights plan.	BlockchAIn does not currently have a stockholder rights plan. BlockchAIn does not intend to implement a stockholder rights plan upon Closing.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Appraisal or Dissenter’s Rights

Under Section 262 of the DGCL, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger, consolidation or conversion, provided that no appraisal rights are available with respect to shares of any class or series of stock if, at the record date for the meeting held to approve such transaction, such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is listed on a national securities exchange or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

In addition, Section 262 of the DGCL allows beneficial owners of shares to file a petition for appraisal without the need to name a nominee holding such shares on behalf of such owner as a nominal plaintiff and may make it easier than under Nevada law to withdraw from the appraisal process and accept the terms offered in the merger, consolidation or conversion. Under the DGCL, no appraisal rights are available to stockholders of the surviving or resulting corporation if the merger did not require their approval.

The Signing Day Sports Certificate of Incorporation and Signing Day Sports’ current bylaws do not provide for appraisal rights in addition to those provided by the DGCL.

Under Section 262 of the DGCL, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger, consolidation or conversion, provided that no appraisal rights are available with respect to shares of any class or series of stock if, at the record date for the meeting held to approve such transaction, such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is listed on a national securities exchange or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

In addition, Section 262 of the DGCL allows beneficial owners of shares to file a petition for appraisal without the need to name a nominee holding such shares on behalf of such owner as a nominal plaintiff and may make it easier than under Nevada law to withdraw from the appraisal process and accept the terms offered in the merger, consolidation or conversion. Under the DGCL, no appraisal rights are available to stockholders of the surviving or resulting corporation if the merger did not require their approval.

The BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws will not provide for appraisal rights in addition to those provided by the DGCL.

Corporate Opportunity	The Signing Day Sports Certificate of Incorporation and Signing Day Sports’ current bylaws do not have a specific provision addressing the doctrine of corporate opportunity or an analogous doctrine.	To the fullest extent permitted by Section 122(17) of the DGCL, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to BlockchAIn or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations they may have as of the date of the BlockchAIn Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of BlockchAIn unless such corporate opportunity is expressly offered to such person in writing solely in his or her capacity as a director or officer of BlockchAIn and such opportunity is one BlockchAIn is legally and contractually permitted to undertake and would otherwise be reasonable for BlockchAIn to pursue.

	Signing Day Sports (Pre-Business Combination)	BlockchAIn (Post-Business Combination)
Exclusive Forum	The Signing Day Sports Certificate of Incorporation and Signing Day Sports’ current bylaws do not have a specific provision that limits the forum for a stockholder to bring actions with respect to Signing Day Sports or a director, officer, or employee of Signing Day Sports.	Subject to the last sentence in this Section 11.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the BlockchAIn Amended and Restated Certificate of Incorporation or the BlockchAIn Amended and Restated Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provision above will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless BlockchAIn consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder.

Reverse Stock Splits	At a special meeting of stockholders of Signing Day Sports held on October 10, 2024, the stockholders approved a proposal to approve one or more amendments of the Company’s Second Amended and Restated Certificate of Incorporation to effect one or more reverse stock splits of the Signing Day Sports common stock, at a ratio ranging from any whole number between 1-for-2 and 1-for-100 and in the aggregate not more than 1-for-100, inclusive, as determined by the Signing Day Sports Board in its discretion, subject to the Signing Day Sports Board’s authority to abandon such amendments. Pursuant to such approval, on November 5, 2024, the Signing Day Sports Board unanimously approved a 1-for-48 reverse stock split of the Signing Day Sports common stock, effective on November 16, 2024. On November 14, 2024, Signing Day Sports filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation providing for the reverse stock split and that such Certificate of Amendment would become effective at 12:01 a.m. Eastern Standard Time on November 16, 2024.	Prior to the Closing, the sole shareholder of BlockchAIn will authorize the BlockchAIn Board to approve one or more reverse stock splits of the BlockchAIn common shares issued and outstanding at the time of such reverse stock split at a cumulative exchange ratio of between one-for-two and one-for-five hundred shares. Upon such approval the BlockchAIn Board may determine, in its sole discretion, whether to implement any reverse stock split by filing an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the Company’s first annual meeting of shareholders following the Closing.

DESCRIPTION OF SECURITIES OF BLOCKCHAIN

Following the Business Combination, your rights as a holder of BlockchAIn common shares will be governed by the DGCL, the BlockchAIn Amended and Restated Certificate of Incorporation, and the BlockchAIn Amended and Restated Bylaws. The following description of the material terms of BlockchAIn’s securities reflects the anticipated terms of these governing documents upon completion of the Business Combination. We urge you to read the applicable provisions of the DGCL, the BlockchAIn Amended and Restated Certificate of Incorporation, and the BlockchAIn Amended and Restated Bylaws carefully and in their entirety because they describe your rights as a holder of BlockchAIn common shares. For purposes of this section the words “we,” “our,” “us,” “BlockchAIn,” and the “Company” refers to BlockchAIn.

General

The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to the BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws, each of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and to the applicable provisions of Delaware law.

Common Shares

BlockchAIn will be authorized to issue [ ] shares of common stock, $0.0001 par value per share.

Our stockholders are entitled to one vote for each share.

Preferred Stock

There are no shares of preferred stock outstanding. The BlockchAIn Amended and Restated Certificate of Incorporation will authorize the issuance of [                   ] shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the BlockchAIn Board. Accordingly, the BlockchAIn Board will be empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

At the Signing Day Sports Merger Effective Time, by virtue of the Signing Day Sports Merger, each warrant issued by Signing Day Sports to purchase shares of Signing Day Sports common stock that is outstanding and unexercised immediately prior to the Signing Day Sports Merger Effective Time shall be assumed by BlockchAIn and automatically converted into a warrant to purchase BlockchAIn common shares (each an “Assumed Warrant”). The number of BlockchAIn common shares subject to each Assumed Warrant shall be equal to the number of shares of Signing Day Sports common stock subject to the corresponding warrant of Signing Day Sports immediately prior to the Signing Day Sports Merger Effective Time, with each share of Signing Day Sports treated as representing one BlockchAIn common share, and the exercise price of each Assumed Warrant shall be equal to the exercise price per share of the corresponding warrant of Signing Day Sports. Each Assumed Warrant will continue to be subject to the terms and conditions set forth in the applicable warrant agreement (except that any references therein to Signing Day Sports or Signing Day Sports common stock will instead mean BlockchAIn or BlockchAIn common shares, respectively). BlockchAIn shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any Assumed Warrant remains outstanding, a sufficient number of BlockchAIn common shares for delivery upon the exercise of such Assumed Warrants.

Options

At the Signing Day Sports Merger Effective Time, each option to purchase shares of Signing Day Sports common stock that is outstanding immediately prior to the Signing Day Sports Merger Effective Time, whether vested or unvested, shall be assumed by BlockchAIn and automatically converted into an option to purchase BlockchAIn common shares (each, an “Assumed Option”). The number of BlockchAIn common shares subject to each Assumed Option shall be equal to the number of shares of Signing Day Sports common stock subject to the corresponding option of Signing Day Sports immediately prior to the Signing Day Sports Merger Effective Time, with each share of Signing Day Sports treated as representing one BlockchAIn common share, and the exercise price of each Assumed Option shall be equal to the exercise price per share of the corresponding option of Signing Day Sports. Each Assumed Option will continue to be subject to the terms and conditions set forth in the applicable equity plan and award agreement (except that any references therein to Signing Day Sports or Signing Day Sports common stock will instead mean BlockchAIn or BlockchAIn common shares, respectively). To the extent not already vested, each Assumed Option shall become fully vested and exercisable as of the Signing Day Sports Merger Effective Time. BlockchAIn shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any Assumed Options remain outstanding, a sufficient number of BlockchAIn common shares for delivery upon the exercise of such Assumed Options.

Dividends

The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the BlockchAIn Board. It is the present intention of the BlockchAIn Board to retain all earnings, if any, for use in our business operations and, accordingly, the BlockchAIn Board does not anticipate declaring any dividends in the foreseeable future.

Certain Anti-Takeover Provisions of Delaware Law, the BlockchAIn Amended and Restated Certificate of Incorporation, and the BlockchAIn Amended and Restated Bylaws

The BlockchAIn Amended and Restated Certificate of Incorporation will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. The BlockchAIn Amended and Restated Certificate of Incorporation will not opt out of these provisions, which may, as a result, discourage or prevent mergers or other takeover or change of control attempts of the Combined Company.

In addition, the BlockchAIn Amended and Restated Certificate of Incorporation and the BlockchAIn Amended and Restated Bylaws are expected to contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing the BlockchAIn Board and management. The BlockchAIn Amended and Restated Certificate of Incorporation is expected to provide that a majority of the BlockchAIn Board will have the sole authority to establish the number of directors and fill any vacancies and newly created directorships, subject to the rights of any holders of Combined Company preferred stock to elect directors. These provisions may prevent a stockholder from increasing the size of the BlockchAIn Board and gaining control of the BlockchAIn Board by filling the resulting vacancies with its own nominees. In addition, the BlockchAIn Amended and Restated Certificate of Incorporation are expected to provide that in addition to any other vote required by law, no member of the Combined Company’s Board may be removed from office by our stockholders without the approval of not less than the majority of the total voting power of all of our outstanding shares of capital stock then entitled to vote in the election of directors, and only for “cause”. Furthermore, the BlockchAIn Board will be a “classified” board, with staggered three-year terms, which may also delay or prevent a change in management or control. The BlockchAIn Amended and Restated Certificate of Incorporation will provide that stockholders may not take action by written consent. The BlockchAIn Amended and Restated Bylaws also are not expected to provide its stockholders with the power to call a special meeting of stockholders and may contain certain advance notice provisions for the submission and presentation of stockholder meeting proposals or director nominations at a stockholder meeting, which may limit the ability of stockholders to influence the composition and business decisions of our management.

The BlockchAIn Amended and Restated Bylaws are also expected to provide that we may agree with any stockholders to restrict the sale or other disposal of our stock owned by such stockholders.

Additionally, the BlockchAIn Amended and Restated Certificate of Incorporation is expected to authorize the BlockchAIn Board to issue up to [                   ] shares of “blank-check” preferred stock in one or more series as solely determined by the BlockchAIn Board, and to have the voting powers, preferences and relative participation, optional and special rights and qualifications, limitations and restrictions thereof as solely determined by the BlockchAIn Board without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Combined Company preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of Combined Company preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the BlockchAIn Board to issue Combined Company preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of its securities.

Furthermore, the holders of the Combined Company common stock do not have cumulative voting rights in the election of its directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding Signing Day Sports common stock and lack of cumulative voting makes it more difficult for other stockholders to replace the BlockchAIn Board or for a third party to obtain control of the company by replacing the BlockchAIn Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The BlockchAIn Amended and Restated Bylaws will provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 150th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. In the event that no annual meeting of stockholders was held in the preceding year, or the date of the annual meeting is more than 30 days before or more than 60 days after such first anniversary date, then to be timely, notice must be so delivered not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business, on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by BlockchAIn. For director nominations at a special meeting of stockholders, a stockholder’s notice must be received no earlier than the 120th day prior to the day of the special meeting and no later than the later of the 90th day prior to the day of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting at which directors are to be elected was first made by BlockchAIn. The BlockchAIn Amended and Restated Bylaws will also specify certain requirements as to the form and content of the prescribed notice and other documents that must be submitted in connection with stockholder proposals or nominations. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common shares and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common shares and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of BlockchAIn; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of BlockchAIn’s current or former directors, officers, or other employees to BlockchAIn or its stockholders; (iii) any action or proceeding asserting a claim against BlockchAIn or any of its current or former directors, officers or other employees arising out of or pursuant to any provision of the BlockchAIn Amended and Restated Certificate of Incorporation, the BlockchAIn Amended and Restated Bylaws, or the DGCL; and (iv) any action or proceeding asserting a claim against BlockchAIn or any of its current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

This provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless BlockchAIn consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

Limitation on Liability and Indemnification of Directors and Officers

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that BlockchAIn shall indemnify, to the full extent permitted by applicable law as it presently exists or may thereafter be amended, any person who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of BlockchAIn or, while a director or officer of BlockchAIn, is or was serving at the request of BlockchAIn as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such person. To the extent not prohibited by applicable law, expenses (including attorneys’ fees) incurred by a covered person in defending or otherwise participating in any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by BlockchAIn.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that, to the full extent permitted by the DGCL, no director will be personally liable to BlockchAIn or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to BlockchAIn or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

Reverse Stock Splits

Prior to the Closing, the sole shareholder of BlockchAIn will authorize the BlockchAIn Board to approve one or more reverse stock splits of the BlockchAIn common shares issued and outstanding at the time of such reverse stock split at a cumulative exchange ratio of between one-for-two and one-for-five hundred shares. Upon such approval the BlockchAIn Board may determine, in its sole discretion, whether to implement any reverse stock split by filing an amendment to the BlockchAIn Amended and Restated Certificate of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the BlockchAIn’s first annual meeting of shareholders following the Closing. This authorization is intended to provide the Combined Company the means to maintain compliance with the continued listing requirements of the NYSE American, and in particular any minimum stock price requirement, if required, as well as to realize certain beneficial effects of a higher trading price for the BlockchAIn common shares, including the ability to appeal to certain investors and potentially increased trading liquidity under appropriate circumstances.

STOCKHOLDER PROPOSALS AND NOMINATIONS

The Signing Day Sports Board is aware of no other matter that may be brought before the Meeting. Only business that is specified in the notice of special meeting to stockholders may be transacted at the Meeting.

Deadlines For Stockholder Proposals and Universal Proxy Notice for the 2025 Annual Meeting

If you wish to have a proposal included in our proxy statement for the 2025 annual meeting of stockholders (the “2025 Annual Meeting”) in accordance with Rule 14a-8 under the Exchange Act, your proposal must be submitted in writing and received by us no later than April 11, 2025, unless the 2025 Annual Meeting is held after October 18, 2025, in which case the proposal must be submitted a reasonable time before we begin to print and send our proxy materials for the 2025 Annual Meeting. A proposal which is received after the applicable date or which otherwise fails to meet the requirements for stockholder proposals established by the SEC will not be included. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement. The proposal must also comply with the other requirements for stockholder proposals under Rule 14a-8 under the Exchange Act in order for it to be required to be included in our proxy statement for the 2025 Annual Meeting. In addition, if you do not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote in accordance with our best judgment on any such proposal.

Signing Day Sports’ current bylaws provide that, except as otherwise described below, for any proposal to conduct business or any director nomination that is not included in the Company’s proxy statement for the 2025 Annual Meeting to be brought by a stockholder before the 2025 Annual Meeting, notice of the proposal or nomination must have been delivered to the Secretary by registered mail at the principal executive offices of the Company not earlier than May 21, 2025 and not later than the close of business on June 20, 2025, unless the 2025 Annual Meeting is held after November 17, 2025, in which case it must be submitted no earlier than the date that is 120 days prior to the 2025 Annual Meeting date and no later than the later of the close of business on the 90th day prior to the 2025 Annual Meeting date and the 10th day following the day on which public announcement of the 2025 Annual Meeting date is first made. The stockholder proposal or nomination will need to comply with the other requirements of Signing Day Sports’ current bylaws in order to be brought before the 2025 Annual Meeting. If you do not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination.

To comply with the universal proxy rules, a person who intends to solicit proxies in support of director nominees other than the Company’s nominees must postmark or transmit electronically a notice to the Company in writing, setting forth the information required by Rule 14a-19(b) under the Exchange Act, by July 21, 2025, unless the 2025 Annual Meeting is held prior to August 19, 2025 or after October 18, 2025, in which case the notice must be provided by the later of 60 days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by the Company in a press release or filing with the SEC, unless the information required by Rule 14a-19(b) under the Exchange Act has been provided in a preliminary or definitive proxy statement previously filed by such person. Unless otherwise required by law, if any person provides notice pursuant to Rule 14a-19(b) under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act, then the Company will disregard any proxies or votes solicited for such person’s nominees. Upon request by the Company, if any person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such person shall deliver to the Company, no later than five business days prior to the 2025 Annual Meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

Unless we make a public announcement of a different address to which stockholder proposals or the notice required by Rule 14a-19(b) of the Exchange Act shall be submitted, any stockholder proposals or notices pursuant to Rule 14a-19(b) must be mailed to Secretary, Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255 or emailed to support@signingdaysports.com.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders sharing the same address. We will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Secretary, Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255, telephone (480) 220-6814. If you want to receive separate copies of a proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact us at the above address and telephone number.

LEGAL MATTERS

The validity of the BlockchAIn common shares offered by this proxy statement/prospectus and certain legal matters relating to U.S. tax law will be passed upon for BlockchAIn by Loeb & Loeb LLP.

EXPERTS

The financial statements of Signing Day Sports as of and for the fiscal year ended December 31, 2024 and December 31, 2023 appearing elsewhere in this proxy statement/prospectus have been included herein in reliance upon the report of BARTON CPA PLLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of One Blockchain (formerly known as BV Power Alpha LLC) as of December 31, 2024 (successor) and 2023 (predecessor), the related consolidated statements of income, statements of members’ equity, and statements of cash flows for the successor period from February 8, 2024 to December 31, 2024, the predecessor period from January 1, 2024 to February 7, 2024, and the year ended December 31, 2023 (predecessor), have been audited, and the financial statements of One Blockchain as of June 30, 2025 (successor) and December 31, 2024 (successor), and for the three months ended June 30, 2025 and 2024 (successor) and six months ended June 30, 2025 (successor), and period from February 8, 2024 to June 30, 2024 (successor), and period from January 1, 2024 to February 7, 2024 (predecessor) have been reviewed, by Berkowitz Pollack Brant Advisors + CPAs, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Signing Day Sports is subject to the informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Signing Day Sports’ filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Signing Day Sports also makes available free of charge on or through its website at https://www.signingdaysports.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Signing Day Sports electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Signing Day Sports are inactive textual references and information on those websites is not part of this proxy statement/prospectus.

Signing Day Sports has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus forms a part, under the Securities Act to register with the SEC the BlockchAIn common shares that BlockchAIn will issue to Signing Day Sports Stockholders and One Blockchain Securityholders, as applicable, in the Business Combination. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BlockchAIn, as well as a proxy statement of Signing Day Sports for the Meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Signing Day Sports and the Signing Day Sports common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Signing Day Sports has supplied all the information contained in this proxy statement/prospectus relating to Signing Day Sports, and One Blockchain has supplied all information contained in this proxy statement/prospectus relating to One Blockchain, and BlockchAIn has supplied all information contained in this proxy statement/prospectus relating to BlockchAIn.

If you would like to request information or documents from Signing Day Sports or One Blockchain, please send a request in writing or by telephone to either Signing Day Sports or One Blockchain at the following addresses:

Signing Day Sports, Inc.	One Blockchain LLC
8355 East Hartford Rd., Suite 100	1540 Broadway Ste 1010
Scottsdale, AZ 85255	New York, NY 10036
Attn: Office of the Secretary	Attn: Jerry Tang

If you are a Signing Day Sports Stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Business Combination, including the procedures for voting your shares, you should contact [[[Signing Day Sports’ proxy solicitor], [                 ]]/[Signing Day Sports]]], at the following address and telephone number:

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INDEX TO FINANCIAL STATEMENTS

Pages
SIGNING DAY SPORTS, INC.
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (PCAOB ID: 6968)	F-2
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2024 and 2023	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2024 and 2023	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023	F-7
Notes to Financial Statements	F-8 - F-33

UNAUDITED FINANCIAL STATEMENTS
Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024	F-34
Statements of Operations for the Six and Three Months ended June 30, 2025 and 2024	F-35
Statements of Stockholders’ Equity (Deficit) for the Six and Three Months ended June 30, 2025 and 2024	F-36
Statements of Cash Flows for the Six Months ended June 30, 2025 and 2024	F-37
Notes to Financial Statements	F-38 - F-57

ONE BLOCKCHAIN LLC
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (PCAOB ID: 52)	F-60
Balance Sheets as of December 31, 2024 (Successor) and 2023 (Predecessor) (Restated)	F-62
Statements of Income for the Period from February 8, 2024 to December 31, 2024 (Successor), the Period from January 1, 2024 to February 7, 2024 (Predecessor), and the Year Ended December 31, 2023 (Predecessor) (Restated)	F-63
Statements of Members’ Equity for the Years ended December 31, 2024 (Successor) and 2023 (Predecessor) (Restated)	F-64
Statements of Cash Flows for the Period from February 8, 2024 to December 31, 2024 (Successor), the Period from January 1, 2024 to February 7, 2024 (Predecessor), and the Year Ended December 31, 2023 (Predecessor) (Restated)	F-65
Notes to Financial Statements (Restated)	F-66 - F-77

UNAUDITED FINANCIAL STATEMENTS
Review Report of Independent Registered Public Accounting Firm (PCAOB ID: 52)	F-80
Balance Sheets as of June 30, 2025 (Successor) and December 31, 2024 (Successor)	F-81
Statements of Operations for the Three and Six Months ended June 30, 2025 (Successor), the Three Months Ended June 30, 2024 (Predecessor for the period January 1 to February 7, 2024 and Successor for the period February 8 to June 30, 2024)	F-82
Statements of Members’ Equity for the Three and Six Months ended June 30, 2025 (Successor), the Three Months Ended June 30, 2024 (Predecessor for the period January 1 to February 7, 2024 and Successor for the period February 8 to June 30, 2024)	F-83
Statements of Cash Flows for the Six Months ended June 30, 2025 (Successor), the Period from February 8 to June 30, 2024 (Successor), and the Period from January 1 to February 7, 2024 (Predecessor)	F-85
Notes to Financial Statements	F-86 - F-97

Certified Public Accountants and Advisors

A PCAOB Registered Firm

713-489-5635 bartoncpafirm.com Cypress, Texas

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Signing Day Sports, Inc.

7272 E. Indian School Road, STE 101

Scottsdale, Arizona 85251

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Signing Day Sports, Inc. (the Company) as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Going Concern

As described in Note 1 to the financial statements, the Company has sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. If the Company is unable to raise sufficient funding, it may struggle to reach its future obligations.

Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the date these financial statements are issued.

Management plans to identify adequate sources of funding to provide operating capital for continued growth. Auditing the Company’s assessment and related disclosures regarding its ability to continue as a going concern required significant auditor judgment. This is due to the high level of uncertainty surrounding the projections and assumptions related to the timing and likelihood of future cash flows, including external funding. Assessing whether the Company’s disclosures adequately reflect the uncertainty and risks associated with its going concern status also demanded considerable auditor judgment and effort.

Equity Valuation

Equity valuation is a significant and complex area as the process involves estimating the fair value of the Company’s equity using level 1 inputs.

The audit of equity valuation is critical because small variations in these assumptions can result in significant changes in the valuation, which can materially impact the financial statements. Moreover, the assumptions and methodologies used in equity valuation may vary across industries and market conditions, making it a complex area requiring significant judgment from management.

As part of our audit, we focused on evaluating the reasonableness of the testing inputs of quoted prices, evaluating market liquidity and assessing the fair value disclosures. Additionally, we tested the application of the valuation model to ensure consistency with the relevant accounting frameworks, including the fair value measurement guidance under U.S. GAAP.

We have served as the Company’s auditor since 2024.

/s/ Barton CPA PLLC

Cypress, Texas

April 11, 2025

Signing Day Sports, Inc.

Balance Sheets

	December 31,	December 31,
	2024	2023

ASSETS

Current assets
Cash and cash equivalents	$181,271	$1,123,529
Short term investments	-	2,109,011
Accounts receivable	75,168	58,775
Prepaid expense	23,554	125,841
Other current assets	-	68,500

Total current assets	279,993	3,485,656

Property and equipment, net	12,708	5,078
Internally developed software, net	660,485	895,534
Operating lease right of use asset	130,164	208,443
Intangible assets, net	7,333	20,900
Deferred tax asset	-	65,000
Other assets	24,000	24,000

Total assets	$1,114,683	$4,704,611

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$2,251,307	$804,534
Accrued liabilities	456,290	379,948
Deferred revenue	2,416	4,282
Current operating lease right of use liability	89,447	83,736
Warrant Liability	35,190	-
Loans payable	431,030	3,530
Line of credit	-	1,540,125

Total current liabilities	3,265,680	2,816,155

Non-current liabilities
Noncurrent operating lease liability	54,877	144,325

Total liabilities	$3,320,557	$2,960,480

Stockholders’ equity (deficit)

Common stock: par value $0.0001 per share; 150,000,000 authorized shares, 909,232 and 276,013 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	92	1,326
Preferred stock: 15,000,000 authorized shares, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023	-	-
Additional paid-in capital	23,478,933	18,701,752
Subscription receivable	(11)	(11)
Accumulated deficit	(25,684,888)	(16,958,936)

Total stockholders’ equity (deficit)	(2,205,874)	1,744,131

Total liabilities and stockholders’ equity (deficit)	$1,114,683	$4,704,611

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Operations

	For the Years Ended December 31,
	2024	2023

Revenues, net	$615,551	$307,578
Cost of revenues	200,802	40,387

Gross profit	414,749	267,191

Operating cost and expenses
Advertising and marketing	94,814	439,700
General and administrative	7,813,759	4,575,672

Total operating expenses	7,908,573	5,015,372

Net loss from operations	(7,493,824)	(4,748,181)

Other (expense) income
Interest expense	(787,564)	(856,573)
Interest income	13,165	-
Deferred tax income	(65,000)	65,000
Change in fair value of derivative and gain/loss on warrant exercise	332,325	-
Other (expense) income, net	(725,054)	61,634

Total other (expense) income	(1,232,128)	(729,939)

Net loss before income tax expense	(8,725,952)	(5,478,120)

Income tax expense	-	-

Net loss	$(8,725,952)	$(5,478,120)

Weighted average common shares outstanding – basic	426,931	276,013
Weighted average common shares outstanding- diluted	439,351	276,013
Net loss per common share – basic	(20.44)	(19.85)
Net loss per common share – diluted	(19.86)	(19.85)

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance at December 31, 2022	168,462	$17	$3,378,251	$-	$(11,480,816)	$(8,102,548)

Stock-based compensation expense	-	-	547,923	-	-	547,923

Stock repurchase and retirement	(12,500)	(1)	(799,999)	-	-	(800,000)

Issuance of common stock	2,188	1	10	(11)	-	-

Issuance of common stock pursuant to initial public offering, net of issuance costs of $1,342,913	25,223	3	4,657,085	-	-	4,657,088

Issuance of common stock pursuant to convertible notes, net of interest cancelled	92,640	9	10,919,779	-	-	10,919,788

Net loss	-	-		-	(5,478,120)	(5,478,120)

Balance at December 31, 2023	276,013	$29	$18,703,049	$(11)	$(16,958,936)	$1,744,131

Stock-based compensation expense	87,667	10	1,397,792	-	-	1,397,802

Stock-based compensation canceled/returned	(17,241)	(4)	(181,256)	-	-	(181,260)

Issuance of commitment fee pursuant to equity line of credit	14,798	1	505,359	-	-	505,360

Issuance of common stock pursuant to equity line of credit	2,385	1	50,625	-	-	50,626

Issuance of commitment fee Firstfire Promissory Note	5,787	1	81,110	-	-	81,111

Boustead Issuance on Firstfire Transaction	273	1	3,832	-	-	3,833

Firstfire Convertible Note and Interest Converted	42,744	4	615,503	-	-	615,507

Bevilacqua PLLC Warrants Exercised	52,083	5	24,995	-	-	25,000

Bevilacqua PLLC Warrants Issued for letter of credit extension	-	-	625,000	-	-	625,000

Clayton Adams Warrants Converted	6,944	1	103,332	-	-	103,333

Common stock issued for consulting services	13,934	1	127,213	-	-	127,214

Boustead Termination Agreement	62,500	6	736,875	-	-	736,881

Firstfire Warrants Exercised	23,792	2	214,132	-	-	109,444

Stock Split Round Up Shares	197,041	20	(20)	-	-	-

ATM Agreement Issuance	140,512	14	471,393	-	-	471,407

Net Loss	-	-	-	-	(8,725,952)	(8,725,952)

Balance at December 31, 2024	909,232	92	23,478,933	(11)	(25,684,888)	(2,205,874)

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Cash Flows

	For the Years Ended December 31,
	2024	2023

Cash flows from operating activities
Net loss	$(8,725,952)	$(5,478,120)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	232,399	183,745
Amortization of debt discount	673,426	-
Interest expense attributable to amortization of debt issuance cost	-	72,777
Loss on disposal of assets	-	8,742
Commitment shares issued for common stock	509,193	-
Pre-funded warrants for legal letter of credit	625,000	-
Common stock issued for consulting services	127,214	-
Common stock issued in connection with Boustead warrants	736,881	-
Gain on change of fair value of warrants	(332,325)	-
Stock-based compensation	1,216,542	547,923
(Increase) decrease in assets:
Accounts receivable	(16,393)	(43,105)
Prepaid and other assets	170,787	(179,088)
Operating lease right of use asset	78,279	(208,443)
Deferred tax asset	65,000	35,000
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	1,659,225	57,638
Deferred revenue	(1,866)	(39,791)
Deferred rent	-	(9,894)
Lease liabilities	(83,737)	214,137
Tenant deposit	-	(9,894)

Net cash used in operating activities	(3,066,327)	(4,848,373)

Cash flows from investing activities
Proceeds from investments	2,109,011	(2,109,011)
Development of internal software	24,375	(1,063,526)
Purchase of property and equipment	(15,788)	(5,642)

Net cash provided by (used in) investing activates	2,117,598	(3,178,179)

Cash flows from financing activities
Proceeds from issuance of convertible notes	416,000	13,419,788
Proceeds from debt borrowings	-	678,666
Proceeds from revolving line of credit	-	1,540,125
Payments on debt borrowings	-	(10,919,788)
Payment of debt issuance cost	-	319,793
Proceeds from loans payable	887,376	-
Payments on convertible notes	(56,715)	-
Repayment of line of credit	(2,000,000)	-
Proceeds from issuance of common stock pursuant to initial public offering	-	6,000,000
Payments of issuance costs pursuant to initial public offering	-	(1,342,913)
Proceeds from issuance of common stock pursuant to equity line of credit	50,626	-
Proceeds from the exercise of pre-funded warrants	25,000
Proceeds from exercise of warrants	212,778	-
Proceeds from issuance of commons stock pursuant to ATM agreement	471,407	-
Distribution to member	-	(800,000)

Net cash provided by financing activities	6,472	8,895,671

Net (decrease) increase in cash and cash equivalents	(942,257)	869,119

Cash and cash equivalents, beginning of period	1,123,528	254,409

Cash and cash equivalents, end of period	$181,271	$1,123,528

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Notes to Financial Statements

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity

Signing Day Sports, Inc. (formerly known as Signing Day Sports, LLC) (“Company”) was formed and began operations in January 2019 and provides a digital ecosystem to help high school athletes get discovered and recruited by college coaches across the United States of America.

The Company’s website and mobile phone application provides an opportunity for athletes to create a personal profile by uploading measurables, videos of key drills, testing stats, academics and demographic information. Coaches can evaluate a prospect’s video, watch two separate prospects side by side simultaneously, and perform other actions with the video to visually evaluate talent. Intangible assets consist of development software, customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records.

Initial Public Offering

On November 14, 2023, the Company’s shares of common stock were listed and commenced trading on NYSE American LLC (“NYSE American”), and on November 16, 2023, the Company completed its initial public offering (“IPO”). The Company sold IPO Shares for total gross proceeds of $6,000,000. After deducting the underwriting discounts, commissions, non-accountable expense allowance, and other expenses from the initial public offering, the Company received net proceeds of approximately $4.7 million. The Company also issued Boustead a Representative’s Warrant exercisable for the purchase of 1,750 shares of common stock at an exercise price of $324 per share, subject to adjustment. The Representative’s Warrant may be exercised by payment of cash or by a cashless exercise provision, and may be exercised at any time for five years following the date of issuance.

The IPO Shares were offered and sold, and the Representative’s Warrant was issued, pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-271951), as amended (the “IPO Registration Statement”), initially filed with the SEC on May 15, 2023, and declared effective by the SEC on November 13, 2023 (the “IPO Registration Statement”); pursuant to a Registration Statement on Form S-1 (File No. 333-275532), which was filed with the SEC pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), which was effective immediately upon filing on November 13, 2023 (the “462(b) Registration Statement”); and by means of the Final IPO Prospectus, dated November 13, 2023, filed with the SEC on November 15, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The IPO Registration Statement registered for sale shares of common stock with a maximum aggregate offering price of $10,350,000; Representative’s Warrants; and shares of common stock underlying Representative’s Warrants with a maximum aggregate offering price of $724,500. The 462(b) Registration Statement registered for sale an additional amount of shares of common stock underlying Representative’s Warrants having a proposed maximum aggregate offering price of $253,575.

The IPO Registration Statement included the registration for sale of an additional 3.750 shares of common stock at the assumed public offering price of $240 per share upon full exercise of the underwriters’ over-allotment option. The additional shares of common stock underlying the Representative’s Warrant registered for sale by the 462(b) Registration Statement included 263 shares of common stock that the underwriters would have had the option to purchase upon exercise of a second Representative’s Warrant which would be issuable upon full exercise of the underwriters’ over-allotment option.

In addition, a maximum of 48,886 shares were registered for resale by the selling stockholders named in the IPO Registration Statement, of which a total of 46,136 shares of common stock were included for resale by means of the final prospectus relating to these shares, dated November 13, 2023 (the “Final Resale Prospectus”), which was filed with the SEC on November 15, 2023 pursuant to Rule 424(b)(3) of the Securities Act. As stated in the Final Resale Prospectus, any resales of these shares occurred at a fixed price of $240 per share until the listing of the common stock on NYSE American. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Company will not receive any proceeds from the resale of common stock by the selling stockholders.

Segment Disclosure

The Company determined that there is one reportable segment, with activities related to digital products. The website and mobile phone application have similar economic characteristics and nature of services. Refer to Note 15 Segment Information for further details.

Going Concern Considerations

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. We incurred a net loss of approximately $8.7 million and $5.5 million for the years ended December 31, 2024 and 2023, respectively. We had cash used in operating activities of approximately $3.1 million and $4.8 million for the years ended December 31, 2024 and 2023, respectively, and have an accumulated deficit of approximately $25.7 million and $17.0 million as of December 31, 2024 and 2023, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

The Company is continuing its path to profitability through increased business development, marketing and sales of the Company’s multiple lines of subscriptions.

Failure to successfully continue to grow operational revenues could harm our profitability and adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing sales channels.

We are continuing our plan to further grow and expand operations and seek sources of capital to pay our contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity for us to continue as a going concern as long as we are able to obtain additional financing; however, there is no assurance this will occur. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, including certificates of deposit (“CDs”) purchased with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash deposits are held with financial institutions with investment-grade ratings in the United States of America, or U.S. Cash deposits typically exceed federally insured limits. As of December 31, 2024 and 2023, cash and cash equivalents consisted of cash on deposit with banks denominated in U.S. dollars and investments in money market funds.

Short-term Investments

The Company classifies its certificates of deposit as short-term investments and reassesses the appropriateness of the classification of its investments at the end of each reporting period. Certificates of deposit held for investment with an original maturity greater than three months are carried at amortized cost and reported as short-term investments on the balance sheets. The type of certificates of deposit that the Company invests in are not considered debt securities under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 320, Investments - Debt Securities.

The Company did not have any certificates of deposit as of December 31, 2024. As of December 31, 2023, the Company had approximately $2.1 million in certificates of deposit, classified as short-term investments on its balance sheets.

Accounts Receivable and Allowance for Credit Losses

Accounts Receivable are recorded at the invoiced amount. The Company may maintain an allowance for credit losses which represents the portion of accounts receivable that is not expected to be collected over the duration of its contractual life. Credit losses are recorded if the Company believes a customer may not be able to meet their financial obligations. A considerable amount of judgment is required in determining expected credit losses. Relevant factors include prior collection history of the customer, the related aging of past due balances, projections of credit losses based on past events or historical trends, and the consideration of forecasts of future economic conditions. Allowance for credit losses are based on facts available and are re-evaluated and adjusted on a regular basis. There were $75,168 and $58,775 of open receivables at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023 the Company believes the accounts receivable are fully collectable and thus there was no allowance for credit losses established.

Payment Terms

Users may access the Company’s website and application on either a free-trial or paid basis. During 2022, certain organizations were also permitted to access the Company’s website and application under a separate free use arrangement. This free use arrangement was discontinued as of December 31, 2022. Users that are not eligible or no longer eligible for free-trial access are required to have subscriptions by making payment to the Company prior to access to the Company’s website and application, except that user organizations may have subscriptions by agreeing to make payment on a monthly installment basis.  If a required payment is not made, access to the Company’s website and application is suspended until the required payment is received.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2024 and 2023.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information systems in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. During the years ended December 31, 2024 and 2023 the Company did not have an impairment charge.

Intangible Assets

Intangible assets consist of purchased development software, customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records. Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

Stock Subscription Revenue

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Accounting Standards Codification (“ASC”), 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholder’s equity (deficit) on the balance sheet.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments consisting of CDs. Total cash balances exceeded insured balances by the Federal Deposit Insurance Corporation as of December 31, 2023. The company has cash equivalents that are invested in highly rated money market funds invested only in obligations of the U.S. government and its agencies.

Warrant Liability

Warrants for shares that are not deemed to be indexed the Company’s shares are classified as liabilities in the consolidated balance sheets. At initial recognition, the Company classified these warrants as liabilities on the balance sheets at their estimated fair value. The liability classified warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized in gain or loss on fair value adjustment of stock warrant liabilities in the consolidated statements of operations and comprehensive loss.

Fair Value Measurements

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for recognizing financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 – This level consists of valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – This level consists of valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – This level consists of valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect assumptions about inputs that market participants would use in pricing an asset or liability.

The Company’s financial instruments also include accounts and receivable, accounts payable, and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the balance sheet.

ASC 825-10, Financial Instruments (“ASC 825-10”), allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

The Company identified certain warrant instruments that are required to be presented on the balance sheets at fair value in accordance with ASC 820, Fair Value Measurement.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company converted to a C corporation in August of 2021. As a limited liability company for the 2020 year and through the date of conversion in 2021, the Company’s taxable loss was allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the financial statements for the period prior to the Company’s conversion to a corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024 and 2024, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of December 31, 2024, the 2020 through 2024 tax years generally remain subject to examination by federal and state authorities.

Deferred Revenue

Deferred revenues are contract liabilities for collections on subscription agreements in excess of revenue recognized.

Revenue Recognition

The Company accounts for revenue under the guidance of ASC 606, “Revenue from Contracts from Customers” (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the ASC 606 guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

Debt Issuance Costs

Debt issuance costs are amortized over the period the related obligation is outstanding using the straight-line method. The straight-line method is a reasonable estimate of the effective interest method due to the relatively short maturities of the related debt. Debt issuance costs are included within long-term debt on the balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying financial statements. As of December 31, 2024 and 2023, unamortized debt issuance costs are $0.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Such costs amounted to $94,814 and $439,700 for the years ended December 31, 2024 and 2023, respectively. Advertising costs are included in advertising and marketing expenses in the Statements of Operations.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as the amortization period of the asset that otherwise would have been recognized is estimated to be one year or less.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Basic and Diluted Net Loss per Common Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for each period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the dilutive effect of shares issuable through the common stock equivalents. The weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As of December 31, 2024, 6,024 stock options and 38,952 warrants were excluded from dilutive earnings per share as their effects were anti-dilutive. As of December 31, 2023, 13,563 stock options and 17,645 warrants were excluded from dilutive earnings per share as their effects were anti-dilutive.

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(8,725,952)	$(5,478,120)

Denominator:
Weighted-average common shares outstanding - basic	426,931	276,013
Effect of potentially dilutive securities:
Restricted Stock	12,420	-
Weighted-average common shares outstanding - diluted	439,351	276,013

Net loss per share - basic	$(20.44)	(19.85)
Net loss per share - diluted	$(19.86)	(19.85)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2024	2023
Stock options	6,024	13,563
Warrants	38,952	17,645

Leases

At the inception or modification of a contract, the Company determines whether a lease exists and classifies its leases as an operating or finance lease at commencement. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent their obligation to make lease payments arising from the lease.

As most of the Company’s leases do not provide an implicit interest rate, the lease liability is calculated at lease commencement as the present value of unpaid lease payments using the Company’s estimated incremental borrowing rate. The incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and is determined using a portfolio approach based on information available at the commencement date of the lease.

The lease asset also reflects any prepaid rent, initial direct costs incurred and lease incentives received. The Company’s lease terms may include optional extension periods when it is reasonably certain that those options will be exercised.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term. For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components.

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to the Company’s equity financings, including the IPO, until such financings are consummated. After consummation of an equity financing, these costs are then recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs would be immediately written off to operating expenses. Upon the closing of the IPO in November 2023, all deferred offering costs in the accompanying balance sheets were reclassified from prepaid expenses and other current assets and recorded against the IPO proceeds as a reduction to additional paid-in capital. There were no deferred offering costs capitalized as of December 31, 2024 and December 31, 2023.

Adopted Accounting Pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, such as accounts receivable. The adoption did not have a material impact on the Company’s financial statements.

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it which are listed below:

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2024 and accounts for its convertible debt that does not meet the criteria for equity treatment in accordance with ASU 2020-06. Accordingly, the Company elected to classify the convertible debt as a liability at amortized cost using the effective interest method. The Company classifies convertible debt based on the re-payment terms and conditions. Any discounts on the convertible debt and costs incurred upon issuance of the convertible debt are amortized to interest expense over the terms of the related convertible debt. Convertible debt is also analyzed for the existence of embedded derivatives, which may require bifurcation from the convertible debt and separate accounting treatment. Refer to Note 7 for information regarding convertible debt.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 15 Segment Information in the accompanying notes to the financial statements for further detail.

ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

On November 4, 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” that improves financial reporting by requiring public companies to disclose additional information about certain expenses in the notes to the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2023-07 and intends to adopt and report on this topic as required by this ASU.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on reported results of operations.

Note 2 - Revenue

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations as of:

	For the Years Ended December 31,
	2024	2023
Revenue recognized over time	$615,551	$307,578
Revenue recognized at a point in time	-	-
Total revenue from contracts with customers	$615,551	$307,578

The following table presents our contract liabilities (deferred revenue) and certain information related to these balances as of:

	December 31,	December 31,
	2024	2023
Contract liabilities (deferred revenue)	$2,416	$4,282

	For the Years Ended December 31,
Revenue recognized in the period from:	2024	2023
Amounts included in contract liabilities at the beginning of the period	$4,282	$44,073

The Company recognized revenue of $4,282 in 2024 that was included in the deferred revenue balance as of December 31, 2023. The Company expects to recognize the December 31, 2024 balance fully in the year ending December 31, 2025.

Revenue Concentration

Apple

For the year ended December 31, 2024, 8,281 Apple units sold accounted for approximately 30% of the annual revenue recorded. On December 31, 2023, 3,930 Apple units sold accounted for approximately 29% of the annual revenue recorded.

Shopify

For the year ended December 31, 2024, 3,142 Shopify units sold accounted for approximately 55% of the annual revenue recorded. On December 31, 2023, 385 Shopify units sold accounted for approximately 7% of the annual revenue recorded.

Note 3 - Property and Equipment, net

The Company’s property and equipment include the following:

	December 31,
	2024	2023
Office Furniture	$21,430	$5,642
Less: accumulated depreciation	(8,722)	(564)
Property and equipment, net	$12,708	$5,078

Depreciation expense of property and equipment was $8,158 and $2,124 for the years ended December 31, 2024 and 2023, respectively.

Note 4 - Internally Developed Software

Internally developed software asset consists of the following:

		Accumulated
	Cost Basis	Amortization	Impairment	Net
	December 31, 2024
Internally developed software	$1,039,151	$(378,666)	$-	$660,485

	December 31, 2023
Internally developed software	$1,063,526	$(167,992)	$-	$895,534

Amortization expense for the years ended December 31, 2024 and 2023, was $210,674 and $167,992, respectively.

Note 5 - Intangible Assets

The Company’s intangible assets include the following:

		Accumulated
	Cost Basis	Amortization	Net
	December 31, 2024
Intellectual property	$22,000	$(14,667)	$7,333
Proprietary technology	18,700	(18,700)	-
Total	$40,700	$(33,367)	$7,333

	December 31, 2023
Intellectual property	$22,000	(7,333)	$14,667
Proprietary technology	18,700	(12,467)	6,233
Total	$40,700	$(19,800)	$20,900

Amortization expense for the years ended December 31, 2024 and 2023 was $13,567 and $13,629, respectively. Estimated amortization for intangible assets with definitive lives for the next year ended December 31, is as follows:

Amount
Years ending December 31,
2025	7,333
Total	$7,333

Note 6 - Accrued Liabilities

	December 31,
	2024	2023
Accrued Expenses	$14,583	$183,347
Accrued Payroll	179,940	79,653
Accrued Interest	261,767	116,948
Total Accrued Expenses	$456,290	$379,948

Note 7 - Notes Payable

The Company’s notes payable consists of the following:

	December 31,
	2024	2023
Daniel Nelson Promissory Notes	$281,030	$3,530

October 2024 Note	150,000	-
	$431,030	$3,530

Less unamortized debt issuance costs	-	-

Debt, less unamortized debt issuance costs	$431,030	$3,530

6% Convertible Unsecured Promissory Notes

On October 15, 2021, the Company entered into nine unsecured convertible notes payable, for $3,300,000, bearing interest of 6% with no monthly payments, and that automatically converted at 50% (as adjusted) of the IPO Conversion Price (as defined in such notes) upon an initial public offering (IPO). The Company had the option to prepay the notes prior to March 31, 2022.

On November 12, 2021, the Company entered into twelve unsecured convertible notes payable, for $1,205,000, bearing interest of 6%, with no monthly payments, and that automatically converted at 50% (as adjusted) of the IPO Conversion Price upon an IPO. The Company had the option to prepay the notes prior to March 31, 2022.

On December 23, 2021, the Company entered into six unsecured convertible notes payable, for $1,800,000, bearing interest of 6%, with no monthly payments, and that automatically converted at 50% (as adjusted) of the IPO Conversion Price upon an IPO. The Company had the option to prepay the notes prior to March 31, 2022.

In connection with the closing of the Company’s initial public offering on November 16, 2023, the Company’s 6% convertible unsecured promissory notes with aggregate outstanding principal of $6,305,000 automatically converted into an aggregate of 57,796 shares of common stock at a conversion price of $120 per share in accordance with the terms of these promissory notes and a settlement notice issued on November 13, 2023, undertaking to effect conversions of principal as if 110% of the principal being converted was being converted to address possible claims with respect to the increase of the outstanding principal under the convertible notes to 110% of the outstanding principal amount. All accrued interest on the principal under the notes was waived in accordance with the terms of the notes.

8% Convertible Unsecured Promissory Notes

During the year ended December 31, 2022, the Company entered into thirteen unsecured convertible notes payable, for $1,315,000 bearing interest of 8%, with no monthly payments, and that automatically converted at 50% of the IPO Conversion Price upon an IPO. Notes may only be prepaid by the Company with the written consent of the holder prior to the maturity date, which was initially August 8, 2023.

During the year ended December 31, 2023, the Company entered into two unsecured convertible notes payable, for $150,000 bearing interest of 8%, with no monthly payments, and that automatically converted at 50% of fair value (less any accrued interest) upon IPO or other “sale of control” as defined in the agreement. Notes may only be prepaid by the Company with the written consent of the holder prior to the maturity date, which was initially August 8, 2023.

On August 7, 2023, the fifteen 8% convertible notes payable with outstanding balances of $1,465,000 and maturity date of August 8, 2023 (“August 2023 Notes Payable”), were amended by written agreement. The agreement amended the maturity date of all of these convertible notes to August 8, 2025. Pursuant to the agreement, a provision in the convertible notes providing for an increase of the outstanding balance under the convertible notes to 120% of the original principal amount upon non-repayment by the maturity date was accelerated, and the outstanding balance under the convertible notes was increased in aggregate to $1,758,000. The agreement also provided for the immediate conversion of the additional amount of the outstanding balance under the convertible notes into 3,052 shares of common stock at $96 per share instead of the applicable optional conversion price, approximately $157.92 per share at the time of the conversion, not including any accrued but unpaid interest, which was waived with respect to the converted outstanding balance. As a result, the 8% convertible unsecured promissory notes’ aggregate underlying principal was $1,465,000 both before and after such increase of the outstanding balance and conversion of such increase.

In connection with the closing of the Company’s initial public offering, the Company’s 8% convertible unsecured promissory notes with aggregate outstanding principal of $1,465,000 automatically converted into an aggregate of 12,209 shares of common stock at a conversion price of $120 per share in accordance with their terms. All accrued interest on the principal under the notes was waived in accordance with the terms of the notes.

8% Nonconvertible Unsecured Promissory Notes

During the year ended December 31, 2023, the Company entered into 11 unsecured nonconvertible notes payable, for $2,350,000 bearing interest at 8%, with no monthly payments, with warrants that are automatically exercised upon an IPO or other “Liquidity Event” as defined in such notes. The Company had the option to prepay the notes payable at any time, in its sole discretion, prior to the maturity on dates ranging from March 17, 2025 to May 2, 2025.

In connection with the closing of the Company’s initial public offering, warrants to purchase a total of 19,584 shares of common stock at an exercise price of $120 per share were automatically exercised. The proceeds were automatically used to repay the outstanding principal underlying 8% nonconvertible promissory notes consisting of $2,350,000. On the same date, a total of $113,304 in accrued interest under the promissory notes became due. The outstanding accrued interest balance under these promissory notes was $101,468 as of December 31, 2024.

Offering of 15% OID Promissory Notes

On August 2, 2023, August 18, 2023, September 11, 2023, and September 22, 2023, the Company issued 15% Original-Issue-Discount (“OID”) promissory notes having total principal of $352,942 to certain accredited investors in a private placement for gross proceeds of $300,000. The principal under the OID promissory notes accrue 5% interest annually, and principal and interest under the notes must be repaid by December 31, 2023. The promissory notes may be prepaid without a premium or penalty.

On November 20, 2023, the Company repaid the aggregate balance of $117,648 under two 15% OID promissory notes. On November 29, 2023, the Company repaid the balance of $117,647 under one 15% OID promissory note. On December 29, 2023, the Company repaid the balance of $117,647 under the last outstanding 15% OID promissory note.

Secured Revolving Line of Credit

Under a Business Loan Agreement, dated October 6, 2023, between the Company and Commerce Bank of Arizona (“CBAZ”) (the “First CBAZ Loan Agreement”), the Company and CBAZ entered into a $350,000 secured revolving line of credit (the “First CBAZ LOC”). In connection with the First CBAZ LOC, CBAZ issued a promissory note to the Company, dated October 6, 2023 (the “First CBAZ Promissory Note”), with an initial principal amount of $350,000. The Company paid loan origination and other fees totaling $4,124. The principal balance under the First CBAZ Promissory Note bore interest at a variable rate per annum equal to one percentage point above The Wall Street Journal Prime Rate, initially 9.5% per annum, and was to mature on April 6, 2024. There was no penalty for prepayment of the First CBAZ Promissory Note. The First CBAZ LOC was required to be guaranteed by Daniel D. Nelson, Chief Executive Officer, Chairman and a director of the Company, Jodi B. Nelson, who is Mr. Nelson’s wife, and The Nelson Revocable Living Trust, an Arizona trust provided for by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005 (the “Nelson Trust”), and secured by the property of the Company, Daniel D. Nelson, Chief Executive Officer and Chairman of the Company, Jodi B. Nelson, who is Mr. Nelson’s wife, and the Nelson Trust. The First CBAZ LOC had been further conditioned on the issuance of Employee Retention Credit payroll tax refunds that the Company expected to be received by April 2024, and was subject to certain other terms and conditions.

On December 11, 2023, the Company entered into a Revolving Line of Credit with Commerce Bank of Arizona secured with a 12-month certificate of deposit of $2,000,000 at the CD market rate plus 2.00%. The Company paid loan origination and other fees totaling $5,500 and Commerce Bank of Arizona immediately disbursed $334,625 of the funds in connection with this revolving line of credit for crediting the full prepayment of the balance in that amount outstanding in connection with a separate $350,000 revolving line of credit with CBAZ. The principal balance under the revolving line of credit bears interest at a fixed rate per annum of 7.21% per annum, and matured on December 11, 2024. The outstanding balance under this revolving line of credit was $0 and $1,540,125 as of December 31, 2024 and 2023, respectively.

Daniel Nelson Promissory Note

On April 11, 2024, Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note permits Mr. Nelson to make advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson, advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note will accrue interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company is required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company may prepay the base principal, any advances, and any interest then due without penalty.

On September 16, 2024, the Company issued a promissory note to Mr. Nelson, dated September 16, 2024, in the principal amount of $100,000 (the “September 2024 Note”). The September 2024 Note permits Mr. Nelson to make additional advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note will accrue interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note, such that total interest of $20,000 will accrue as of the end of the first month, $24,000 as of the end of the second month, and so on. The principal, any advances, and accrued interest will become payable on the earlier of December 16, 2024 or upon the Company receiving any funding of $1,000,000 (the “September 2024 Note Maturity Date”). The Company is required to make full payment of the balance of all principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the September 2024 Note Maturity Date. The Company may prepay the principal, any advances, and any interest then due without penalty.

The outstanding balance at December 31, 2024 is $281,030 plus interest of $148,073 for a total of $429,103.

FirstFire Convertible Note

On May 16, 2024, the Company entered into a Securities Purchase Agreement, dated as of May 16, 2024, between the Company and FirstFire, as amended (as amended, the “May 2024 FF Purchase Agreement”) by that certain Amendment to the Transaction Documents, dated as of June 18, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Transaction Documents”), pursuant to which, as a private placement transaction, the Company was required to issue FirstFire a senior secured promissory note, as amended by that certain Amendment to Senior Secured Promissory Note and Warrants, dated as of May 20, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Note and May 2024 FF Warrants”), in the principal amount of $412,500 (as amended, the “May 2024 FF Note”); 3,907 shares of common stock (the “May 2024 FF Commitment Shares, as partial consideration for the purchase of the May 2024 FF Note; a warrant to purchase up to 28,646 shares of common stock at an initial exercise price of $14.40 per share, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “First May 2024 FF Warrant”), as partial consideration for the purchase of the May 2024 FF Note; and a warrant to purchase up to 5,209 shares of common stock at an initial exercise price of $0.48 per share exercisable from the date of an “Event of Default” as defined by the May 2024 FF Note (an “FF Notes Event of Default”) under the May 2024 FF Note, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “Second May 2024 FF Warrant” and together with the First May 2024 FF Warrant, the “May 2024 FF Warrants”), as partial consideration for the purchase of the May 2024 FF Note.

The Company also entered into a Security Agreement, dated as of May 16, 2024, between the Company and FirstFire (the “May 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the May 2024 FF Note in all assets of the Company except for a certificate of deposit account with Commerce Bank of Arizona (“CBAZ”) with an approximate balance of $2,100,000 together with (i) all interest, whether now accrued or hereafter accruing; (ii) all additional deposits made to such account; (iii) any and all proceeds from such account; and (iv) all renewals, replacements and substitutions for any of the foregoing (the “CBAZ Collateral”), which is subject to that certain Assignment of Deposit Account, dated as of December 11, 2023, between the Company and CBAZ (the “CBAZ Assignment of Deposit”), until the full repayment of that certain promissory note in the original principal amount of $2,000,000 issued by the Company to CBAZ, dated as of December 11, 2023 and maturing on December 11, 2024 (the “Second CBAZ Promissory Note”), pursuant to that certain Business Loan Agreement, dated as of December 11, 2023, between the Company and CBAZ (the “Second CBAZ Loan Agreement”).

The closing of the initial transaction contemplated by the May 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $375,000, was subject to certain conditions. On May 20, 2024, such conditions were met. As a result, the May 2024 FF Commitment Shares, the May 2024 FF Note and the May 2024 FF Warrants were released from escrow and issued as of May 16, 2024, and FirstFire paid $375,000, of which the Company received $336,500 in net proceeds after deductions of the placement agent’s fee of $26,250 and non-accountable expense allowance of $3,750, and FirstFire counsel’s fees of $8,500. The First May 2024 FF Warrant are classified as liabilities in accordance with ASC 815, Derivatives and Hedging, as they do not meet the “fixed-for-fixed” equity classification criterion. As a result, the warrants are recognized as derivative liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations. The fair value of the warrants at the issuance date was determined using the Black Scholes model.

The total proceeds from the debt issuance were allocated between the debt instrument, common stock, and the warrants based on their fair values at the issuance date. The portion of the proceeds allocated to the warrants of $323,942 was recorded as a warrant liability, with a corresponding discount recorded against the carrying value of the debt. This discount is being amortized to interest expense over the term of the debt using the effective interest method. As of December 31, 2024, the fair value of the warrant liability was $35,190.

On August 23, 2024, FirstFire converted $41,250 of the outstanding balance under the May 2024 FF Note into 2,865 shares of common stock at the FF Notes Fixed Conversion Price ($14.40 per share). On September 16, 2024, the Company made the first amortization payment required under the May 2024 FF Note of $56,715. On September 19, 2024, FirstFire effected two conversions of the May 2024 FF Note, which in aggregate converted the remaining balance of $355,785 under the May 2024 FF Note into 24,708 shares of common stock at the FF Notes Fixed Conversion Price.

FirstFire Convertible Note

On June 18, 2024, the Company entered into the Securities Purchase Agreement, dated as of June 18, 2024 (the “June 2024 FF Purchase Agreement”), between the Company and FirstFire, pursuant to which, as a private placement transaction, the Company was required to issue FirstFire a senior secured promissory note on June 18, 2024, in the principal amount of $198,611 (the “June 2024 FF Note” and together with the May 2024 FF Note, the “FF Notes”); 1,881 shares of common stock (the “June 2024 FF Commitment Shares”), as partial consideration for the purchase of the June 2024 FF Note; a warrant at an initial exercise price of $14.40 per share (the “First June 2024 FF Warrant”) for the purchase of up to 13,793 shares of common stock at an initial exercise price of $14.40 per share, as partial consideration for the purchase of the June 2024 FF Note; and a warrant (the “Second June 2024 FF Warrant” and together with the First June 2024 FF Warrant, the “June 2024 FF Warrants” and the June 2024 FF Warrants together with the May 2024 FF Warrants, the “FF Warrants”) for the purchase of up to 2,508 shares of common stock at an initial exercise price of $0.48 per share exercisable from the Second FF Warrants Trigger Date, that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note.

The Company also entered into a Security Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the June 2024 FF Note in all assets of the Company except for the CBAZ Collateral, until the full repayment of the Second CBAZ Promissory Note, pursuant to the Second CBAZ Loan Agreement.

The closing of the transaction contemplated by the June 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $175,000, was subject to certain conditions. On June 18, 2024, such conditions were met. As a result, the June 2024 FF Commitment Shares, the June 2024 FF Note and the June 2024 FF Warrants were issued as of June 18, 2024, and FirstFire paid $175,000, of which the Company received $154,500 in net proceeds after deductions of the placement agent’s fee of $12,250 and non-accountable expense allowance of $1,750, and FirstFire counsel’s fees of $6,500. The First June 2024 FF Warrant are classified as liabilities in accordance with ASC 815, Derivatives and Hedging, as they do not meet the “fixed-for-fixed” equity classification criterion. As a result, the warrants are recognized as derivative liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations. The fair value of the warrants at the issuance date was determined using the Black Scholes model.

The total proceeds from the debt issuance were allocated between the debt instrument, common stock, and the warrants based on their fair values at the issuance date. The portion of the proceeds allocated to the warrants of $148,264 was recorded as a warrant liability, with a corresponding discount recorded against the carrying value of the debt. This discount is being amortized to interest expense over the term of the debt using the effective interest method. As of December 31, 2024, the First June 2024 Warrants were exercised, and warrant liability was $0.

On September 19, 2024, FirstFire converted the entire balance under the June 2024 FF Note of $218,472 into 15,172 shares of common stock at the FF Notes Fixed Conversion Price ($14.40 per share).

DRCR Convertible Promissory Note

On October 7, 2024, the Company issued a Convertible Promissory Note to DRCR, dated October 7, 2024, in the principal amount of $150,000 (the “October 2024 Note”). The principal will accrue interest at an annual rate of 35%. The principal and accrued interest will become payable on the date of written demand any time after the closing of the Company’s next financing transaction (the “Payment Date”). The Company is required to make full payment of the balance of all principal and accrued interest on the Payment Date. The Company may prepay the principal and any interest then due without penalty. If any amount is not paid when due, such overdue amount will accrue default interest at a rate of 37%. The October 2024 Note contains customary representations, warranties, and events of default provisions.

In addition, the October 2024 Note provides that at any time after an event of default, the holder of the October 2024 Note may convert the outstanding principal amount plus accrued and unpaid interest into shares of common stock at a conversion price of $14.40 per share, subject to adjustment for stock splits and similar transactions. The conversion right is subject to prior authorization (“Exchange Authorization”) of the NYSE American LLC (the “NYSE American”). The October 2024 Note will be amended to incorporate any modifications requested by the NYSE American in order to provide the Exchange Authorization.

The outstanding balance at December 31, 2024 is $150,000 plus interest of $12,226 for a total of $162,226.

Note 8 - Fair value of financial instruments

The determination of fair value measurements is based on the assumptions that market participants would use in pricing the asset or liability.

The carrying amount of the Company’s First May 2024 Warrants and First June 2024 Warrants approximates fair value as the warrants are marked to market (see Note 7). The Company used the option pricing model to value the Company’s derivative liability (see Note 7). The significant unobservable input used in the fair value measurement of the Company’s Level 3 liabilities is the volatility, which was developed using historical data with limited market data. A significant increase (decrease) in these inputs could result in a significantly higher (lower) fair value measurement.

There were no transfers between levels during the years ended December 31, 2024 and 2023.

The following table provides the fair value of the Company’s financial liabilities carried at fair value and measured on a recurring basis:

		Year Ended December 31,
	Level	2024	2023
Warrant liability	3	35,190	-

The following table presents a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that use significant unobservable inputs (level 3) and the related gains and losses recorded in the consolidated statements of operations and comprehensive loss during the period:

Derivative liability
Balance at December 31, 2023	$-
Fair value of warrant liability at issuance	472,206
Extinguishment of warrant liability upon exercise	(104,691)
Gain on change in fair value of warrant liability	(332,325)
Balance at December 31, 2024	$35,190

Note 9 - Leases

The Company leased office space under a long-term operating lease from a third party through May 31, 2023. Monthly rent was $12,075. In December 2021, the Company entered into an agreement to sublease their office space to an unrelated party under an operating lease agreement. The sublease ended on May 31, 2023 and included fixed rent of $9,894 a month. As of December 31, 2024 and 2023, the unamortized balance was $0.

In November 2022, the company signed a 6-month short-term lease for office space which expired on April 30, 2023. Rent for the first month was $6,742 and was $7,491 plus rental tax for each subsequent month through April 2023. The Company amended and renewed this office space lease under a long-term operating lease which commenced on May 4, 2023 and ends on August 3, 2026. Monthly rent ranged from $7,359 to $8,042 per month plus tax. The lease contains escalating rental payments and one option to renew for up to three years. The exercise of the lease renewal option is at the Company’s sole discretion. The lease agreement does not include any material residual value guarantees or material restrictive covenants. Lease expense for the years ended December 31, 2024 and 2023 was $84,619 and $163,022, respectively.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term. For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components. As of December 31, 2024 and 2023, there were leases with an expected term greater than 12 months. The weighted average remaining lease term (in years) is 1.59 and the weighted average discount rate is 3.47%.

Total lease assets and liabilities were as follows:

	December 31,
	2024	2023

Operating lease right of use asset	$259,121	$259,121
Less: operating asset lease accumulated depreciation	(128,957)	(50,678)
Net operating lease right of use asset	$130,164	208,443
Current operating lease liability	$89,447	$83,736
Noncurrent operating lease liability	54,877	144,325
Total operating lease liability	$144,324	$228,061

Future minimum lease payments under non-cancelable leases as of December 31, 2024 were as follows:

Amount
Years ending December 31,
2025	$92,784
2026	55,358
Total future minimum lease payments	$148,142
Less: interest	3,818
Total lease liability	$144,324

Note 10 - Income Taxes

There was no current tax expense for the year ended December 31, 2024 and 2023. Deferred tax income was $(65,000) and $65,000 as of December 31, 2024 and 2023.

Deferred tax assets consist of the following components as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Deferred Tax Asset
Net operating loss carryforwards	$4,680,000	$3,240,000
Internally developed software / Intangibles	810,000	880,000
Furniture and fixtures	4,000	(1,000)
Charitable Contribution Carryforward	3,000	-
R&D Tax Credit Carryforwards	59,000	199,000
AZ Refundable R&D Tax Credit	-	65,000

Net deferred tax assets before valuation allowance	$5,556,000	$4,383,000

Less valuation allowance	(5,556,000)	(4,318,000)

Net deferred tax assets	$-	$65,000

The Company has a valuation allowance against most of the amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and tax-exempt income.

As of December 31, 2024 and 2023, the Company had approximately $18,060,708 and $12,500,000, respectively, of federal net operating loss carryforwards available to offset future taxable income. Under current tax law, the federal net operating losses generated do not expire and may be carried forward indefinitely. As of December 31, 2024 and 2023, the Company has approximately $59,000 and $264,000, respectively, of federal and state research and development credits. The 2023 Arizona research and development credit of $65,000 is refundable, and the remaining federal credit from 2023 will expire in 2043, 2022 will expire in 2042, and the 2021 credits expire in 2041.

Note 11 - Recapitalization

At inception, the Company was organized as a limited liability company (LLC). During 2020, The LLC formed two wholly- owned subsidiaries, Signing Day Sports Football, LLC (SDSF LLC) and Signing Day Sports Baseball, LLC (SDSB LLC).

Signing Day Sports, LLC, an Arizona limited liability company (SDS LLC – AZ), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated. On September 9, 2021, a certificate of incorporation of Signing Day Sports, Inc., a Delaware corporation (SDS Inc. – DE), was filed. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

On July 11, 2022, an Agreement and Plan of Merger was entered into between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the Merger Agreement). On such date, SDS Inc. – DE had 150,000,000 shares authorized. No shares were formally issued. On July 11, 2022, it was agreed that all previous members in SDS LLC - AZ owned 156,148  common shares of SDS Inc. – DE at the date of the merger.

On July 11, 2022, an Agreement and Plan of Merger was entered into between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”). On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC. In anticipation of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or stockholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into Settlement Agreement and Releases (collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements.

Note 12 - Stockholder’s Deficit

Equity Incentive Plan

In August 2022, the Board of Directors adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), effective as of August 31, 2022. Awards that may be granted under the 2022 Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards. The purpose of the 2022 Plan is to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business. The 2022 Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan. The Board initially reserved 750,000 shares of common stock issuable upon the grant of awards. Stock options comprise all of the awards granted since the 2022 Plan’s inception.  On February 27, 2024, the stockholders of the Company and the board approved an amendment to the Plan to increase the number of authorized shares of common stock available for issuance under the Plan from 750,000 shares of common stock to 2,250,000 shares of common stock. On September 18, 2024, the stockholders of the Company approved the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan, which further increased the number of shares of common stock reserved for issuance under the Plan to 4,500,000 shares of common stock. As a result of the reverse stock split that occurred on November 16, 2024, the number of shares of common stock reserved for issuance under the plan is 93,750.

As of December 31, 2023, there were 188 shares available for grant under the 2022 Plan and the Company had granted 1,875 restricted stock awards and stock options to purchase 13,563 shares of common stock. The stock options generally vest based on one to four years of continuous service and have ten-year contractual terms.

As of December 31, 2024, there were 15,408 shares available for grant under the 2022 Plan and the Company had granted 72,318 restricted stock awards and stock options to purchase 6,024 shares of common stock outstanding. The stock options generally vest based on one to four years of continuous service and have ten-year contractual terms. The restricted stock generally vests based on one to two years of continuous service.

Initial Public Offering and Underwriting Agreement

On November 13, 2023, we entered into an Underwriting Agreement (the “Underwriting Agreement”), with Boustead Securities, LLC, a registered broker-dealer (“Boustead”), as representative of the underwriters named on Schedule 1 thereto, relating to the Company’s initial public offering of 25,000 shares of common stock (the “IPO Shares”). Pursuant to the Underwriting Agreement, in exchange for Boustead’s firm commitment to purchase the IPO Shares, the Company agreed to sell the IPO Shares to Boustead at a purchase price (the “IPO Price”) of $4.65 (93% of the public offering price per share of $5.00, after deducting underwriting discounts and commissions and before deducting a 1% non-accountable expense allowance), and one or more warrants to purchase 7% of the aggregate number of the IPO Shares, at an exercise price equal to $6.75, equal to 135% of the public offering price, subject to adjustment (“Representative’s Warrant(s)”).

On November 14, 2023, the IPO Shares were listed and commenced trading on NYSE American LLC (“NYSE American”).

Common Stock

The Company is authorized to issue 150,000,000 shares of $0.0001 par value common stock as of December 31, 2024 and 2023, respectively. The Company has 909,232 and 276,013 shares issued and outstanding as of December 31, 2024 and 2023, respectively.

Preferred Stock

The Company is authorized to issue up to 15,000,000 shares of preferred stock, par value $0.0001 per share, with no shares of preferred stock outstanding as of December 31, 2024 and December 31, 2023. The Company’s board of directors is authorized to designate the terms and conditions of any preferred stock the Company may issue without further action by the stockholders of the Company.

Reverse Stock Split

On April 14, 2023 (the “Effective Date”), the Company filed a Certificate of Amendment with the Secretary of State of the State of Delaware. Upon the filing and effectiveness, April 14, 2023,  pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each five (5) shares of Common Stock issued and outstanding immediately prior to the Effective Date shall, automatically and without any action on the part of the respective holder thereof, be combined and converted into one (1) share of Common Stock (the “2023 Reverse Stock Split”).

The Certificate of Amendment effected a 1-for-5 Reverse Stock Split on the Effective Date and was approved by shareholders on April 4, 2023, and the Board of Directors on April 11, 2023. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split.

On November 14, 2024 (the “Effective Date”), the Company filed a Certificate of Amendment with the Secretary of State of Delaware. Upon the filing and effectiveness, November 16, 2024, pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each forty-eight (48) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “2024 Reverse Stock Split”).

The Certificate of Amendment effected a 1-for-48 Reverse Stock Split on the Effective Date and was approved by shareholders on October 10, 2024, and the Board of Directors on November 5, 2024. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split.

Stock Repurchase and Retirement

On March 31, 2023, under the terms of a Repurchase and Resignation Agreement, dated March 21, 2023, the Company paid an aggregate purchase price of $800,000 for the repurchase (the “Repurchase”) of 12,500 shares of common stock from Dennis Gile, the largest stockholder and a former Chief Executive Officer, President, Secretary, Chairman, and director of the Company, at approximately $63.84 per share.

Share-Based Payment Valuation

The grant date fair value of stock options granted containing service-based vesting conditions and generally vesting in certain increments over time is determined using the Black-Scholes option-pricing model. Prior to the start of trading of the Company’s common stock on November 14, 2023 on the NYSE American LLC stock exchange, the grant-date fair value of the underlying common stock was calculated utilizing a probability-weighted expected return valuation model as of the date the awards are granted. Beginning November 14, 2023, the grant-date fair value of the underlying common stock is calculated utilizing the daily closing price as reported by NYSE American LLC.

The following table summarizes stock option activity for the year ended December 31, 2024:

		Weighted
		Average Exercise	Intrinsic
	Options	Price	Value

Outstanding at December 31, 2022	5,355	$148.80
Granted	11,600	119.56
Exercised	-	-
Forfeited or expired	(3,392)	140.16
Outstanding at December 31, 2023	13,563	125.76
Granted	-	-
Exercised	-	-
Forfeited or expired	(7,539)	123.14

Outstanding at December 31, 2024	6,024	129.88	$0

Exercisable at December 31, 2024	4,652	111.83	$0

The following table summarizes restricted stock award activity for the year ended December 31, 2024:

	Restricted Stock	Weighted Average Grant Date
	Awards	Fair Value
Outstanding non-vested, beginning of year	938	$82.56
Granted	88,582	16.37
Vested	(76,315)	15.33
Cancelled	(3,145)	16.51
Outstanding non-vested, end of year	10,060	$22.70

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted. No stock options were exercised during the current year and thus, only continued vesting of awards granted in the prior year are reflective of the below assumptions:

Year Ended
December 31,
2023
Risk-free interest rate	3.53%
Expected term (in years)	4.80
Expected volatility	50%
Expected dividend yield	$-

The total grant-date fair value of the restricted stock granted during the year ended December 31, 2024, was $1,449,888. Stock-based compensation expense of $1,396,483 was recognized for the year ended December 31, 2024 in connection with share-based payment awards. Total unrecognized compensation cost related to non-vested stock option awards amounted to $488,037 as of December 31, 2024.

Private Placement

In March 2023 and April 2023 the Company conducted one private placement, and in May 2023 the Company completed a subsequent private placement in which we entered into subscription agreements with a number of accredited investors, pursuant to which we issued 8% unsecured promissory notes in the aggregate principal amount of $2,350,000, which bear interest at the annual rate of 8%, and accompanying warrants to purchase an aggregate of 940,000 shares of common stock exercisable at $2.50 per share. The warrants may be voluntarily exercised for cash prior to the maturity date of the promissory notes or will be automatically exercised as described below. The amount outstanding under the 8% unsecured promissory notes must be repaid upon the earlier to occur of the consummation of a Liquidity Event or the second anniversary of the initial closing date of the respective private placement (March 17, 2025 as to $1,500,000 principal and May 2, 2025 as to $850,000 principal). If a Liquidity Event occurs before the second anniversary of the initial closing date of the applicable private placement, the warrants will be automatically exercised as to the unexercised portion of the warrants, the outstanding balance under the 8% unsecured promissory notes will be deemed repaid in the amount of the exercise price for the automatic exercise of the unexercised portion of the related warrants, with any remaining balance owed on the promissory notes to be repaid in cash. If a Liquidity Event does not occur before the second anniversary of the initial closing date of the applicable private placement, then both principal and interest outstanding under the notes must be repaid in cash. The Company agreed to register the resale all of the shares of common stock that such warrants may or shall be exercised to purchase with the shares being registered for sale in the registration statement of which this prospectus forms a part. The Company must generally keep the registration statement effective for a period as shall be required to permit the investors to complete the offer and sale of their shares. The Company and the investors also provided customary mutual indemnification relating to any damages arising from such registration.

Boustead has acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to a commission equal to 7% of the gross proceeds raised in the private placements, a non-accountable expense allowance equal to 1% of the gross proceeds raised in the private placements, and payment of certain other expenses, we agreed to issue Boustead five-year warrants to purchase a number of shares of common stock equal to 7% of the common stock underlying the warrants accompanying the 8% unsecured promissory notes at an exercise price equal to the exercise price as defined in such warrants. Under the engagement letter with Boustead, its placement agent’s warrants must be registered for resale with the Company’s initial public offering. However, Boustead has informally deferred these registration rights with respect to the registration statement for the initial public offering.

Under the subscription agreements with the investors in the first of these two private placements, the Company was required to use the first $450,000 of the net proceeds from the private placement to expand its current operations, including its technology and intellectual property portfolio, and to fund the costs of its initial public offering. The Company was required to use the next $800,000 of the net proceeds from the private placement to repurchase up to 12,500 shares of common stock that were held by Dennis Gile, our largest stockholder and a former officer and director of the Company, at a price equal to approximately $63.84 per share. The repurchase was required to be consummated only to the extent that it does not impair the Company’s capital within the meaning of Section 160 of the DGCL or the Company’s ability to pay down its debts as they become due. The Company was required to enter into an agreement with Mr. Gile providing that Mr. Gile will use the proceeds of the repurchase to settle an existing lawsuit filed against Mr. Gile by John Dorsey, a former officer and director of the Company, subject to a full release of Mr. Gile and the Company, and that Mr. Gile will resign from the board of directors of the Company and from any officer position with the Company upon the repurchase. The Company was required to use any remaining net proceeds from the private placement, which consisted of $250,000 less placement agent fees and expenses, for working capital and other general corporate purposes. Subsequently, the Company used the net proceeds as required.

Note 13 - Commitments and Contingencies

Legal

The Company may be a party to various legal actions arising from the normal course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage and does not believe the outcome of such legal actions will materially affect the Company’s operation and/or financial position.

Claim of John Dorsey

On or about November 29, 2022, John Dorsey, a former Chief Executive Officer and director of the Company, through his counsel, sent the Company a letter demanding full payment on a $50,000 loan that Mr. Dorsey allegedly made to the Company on or about July 21, 2022 while Mr. Dorsey was the Chief Executive Officer of the Company that was due and payable two weeks thereafter (the “Alleged Loan”). The Company has generally denied entering into a binding agreement with Mr. Dorsey on those terms and that payment is due and owing (the “Loan Dispute”).  Under the Settlement Agreement, Release of Claims, and Covenant Not To Sue, dated as of January 12, 2023, between the Company and Mr. Dorsey (the “January 2023 Dorsey Settlement Agreement”), Mr. Dorsey agreed to a discharge of the Alleged Loan and waiver and release of claims relating to the Alleged Loan and Loan Dispute and covenant not to sue on the basis of such claims or otherwise commence any action or proceeding that would be inconsistent with the release of such claims. The Company agreed to pay Mr. Dorsey $10,000 and issue a promissory note to Mr. Dorsey in the principal amount of $40,000 payable on the earlier of ten business days following the successful closing of an initial public offering of the Company’s common stock that generates at least $1 million in net proceeds to the Company or July 1, 2023. Mr. Dorsey orally waived enforcement of the repayment obligation until the tenth day following the consummation of the Company’s initial public offering. The net balance of this promissory note was $40,000 as of September 30, 2023. On November 16, 2023, in connection with the closing of the Company’s initial public offering, the balance of $40,000 became due and payable within ten days. The balance was fully repaid as of November 22, 2023.

Amendment to Midwestern Settlement Agreement

On April 11, 2024, under an Amendment No. 1 to Settlement Agreement and Release (the “Amendment to Midwestern Release Agreement”), dated as of April 11, 2024, between the Company and Midwestern Interactive, LLC, a Missouri limited liability company (“Midwestern”), the Company and Midwestern agreed to amend the Settlement Agreement and Release, dated as of December 12, 2023, between the Company and Midwestern (the “Midwestern Release Agreement”). Pursuant to the Midwestern Release Agreement, the Company was required to pay Midwestern a total of $600,000 (the “Midwestern Release Amount”), of which $300,000 was to be paid within three business days of December 12, 2023, and the remaining $300,000 (the “Second Tranche”) was to be paid on or before April 12, 2024. The Company paid the first amount of $300,000 timely and in full. Under the Amendment to Midwestern Release Agreement, the Second Tranche must be paid with interest on the outstanding amount at 6% per annum commencing April 13, 2024, according to the following schedule: $200,000 must be paid on or before April 12, 2024; $25,000 with accrued interest must be paid on or before May 31, 2024; $25,000 with accrued interest must be paid on or before September 30, 2024; $25,000 with accrued interest must be paid on or before July 31, 2024; and $25,000 with accrued interest must be paid on or before August 31, 2024.

In addition, the Company agreed to execute an Amended Stipulation to Final Judgment and Confessed Judgment (the “Midwestern Stipulation”) and an Amended Affidavit of Verified Confession of Judgment in favor of Midwestern as to the obligations to pay the Midwestern Release Amount plus interest accruing on the unpaid portion of the Midwestern Release Amount from and including April 13, 2024 plus any costs or expenses, including, but not limited to, attorney’s fees and costs expended to pursue the matter to judgment, and to enforce and collect the judgment, if necessary, if the terms and conditions of the Midwestern Settlement Agreement, as amended, and the Midwestern Stipulation are not fully adhered to.

The Company and Midwestern entered into the Midwestern Release Agreement, as amended, to resolve a dispute between them involving allegations, on the one hand, by Midwestern that it performed work on behalf of the Company for which Midwestern had not been paid pursuant to a Work for Hire – Acknowledgement and Assignment, dated December 21, 2022 (the “Work For Hire Agreement”), and, on the other hand, by the Company that Midwestern did not perform as required by the Work For Hire Agreement.

As of December 31, 2024, the Company had paid the Second Midwestern Release Tranche in full.

Collaborative Arrangements

The company has entered into collaborative arrangements with various parties for the cross promotion of technologies and services within certain geographical areas. These arrangements do not commit the Company or the counterpart to any financial obligation. If these arrangements result in a formal project, the Company and the counterparties will receive certain equity consideration in the project or be given first right of refusal to provide their products or services to the projects, as defined by the respective agreements. To date, these arrangements have not resulted in any formal projects.

Note 14 - Related Party Transactions

On April 10, 2023, the Company issued Richard Symington, the Company’s President, Chief Technology Officer, Chief Marketing Officer, and director, an 8% unsecured promissory note in the amount of $250,000 and a warrant to purchase 2,084 shares of common stock at an exercise price of $120 per share in a private placement. The promissory note bears interest at 8% annually and will mature on the earlier to occur of March 17, 2025 or a Liquidity Event. On November 16, 2023, in connection with the closing of the Company’s initial public offering and listing of the common stock on the NYSE American, Mr. Symington’s warrant was automatically exercised to purchase a total of 2,084 shares of common stock for $120 per share, and the principal balance under the promissory notes became immediately due and was deemed repaid in the amount of the aggregate exercise price for the automatic exercise of the unexercised portion of the warrant. The shares of common stock issued upon automatic exercise of the warrants were registered for resale upon issuance pursuant to the IPO Registration Statement. A total of $0 and $11,836 in accrued unpaid interest was due and payable on the promissory note as of December 31, 2024 and 2023, respectively. Mr. Symington resigned from all positions held with the company effective February 22, 2024.

Under a lease agreement dated as of October 7, 2021 and an addendum dated the same date, we leased our former corporate offices consisting of approximately 7,800 square feet for a term of five years beginning January 1, 2022 and ending December 31, 2026 for a monthly rent of $20,800 plus tax and certain operating expenses, with an increase of 3% at the beginning of every calendar year following the first year of the term of the lease agreement through January 2026. As of December 31, 2021, a security deposit was paid in the amount of $23,411. The office space was owned by John Dorsey, a former chief executive officer and director of the Company. On August 31, 2022, the Company entered into a Lease Termination Agreement in which both parties agreed to terminate the lease and release each other from all future obligations. The total approximate dollar value of this transaction was $420,992 plus tax and certain operating expenses. The approximate dollar value of the interest of Mr. Dorsey in this transaction was $420,992.

September 2023 Daniel Nelson Promissory Note

On September 20, 2023, a promissory note was issued to Daniel Nelson, Chief Executive Officer, Chairman and a director of the Company, in the principal amount of $14,000 (the “September 2023 Daniel Nelson Promissory Note”). The note was non-interest bearing and had no fixed maturity date. The Company repaid $10,470 of the note on December 29, 2023. The outstanding balance of $3,530 was outstanding as of December 31, 2024 and was fully repaid on March 7, 2025.

April 2024 Promissory Note

On April 11, 2024, Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note permits Mr. Nelson to make advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note will accrue interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest will become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company is required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company may prepay the base principal, any advances, and any interest then due without penalty. The promissory note was fully repaid on January 13, 2025.

September 2024 Promissory Note

On September 16, 2024, the Company issued a promissory note to Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, dated September 16, 2024, in the principal amount of $100,000 (the “September 2024 Note”). The September 2024 Note permits Mr. Nelson to make additional advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note will accrue interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note, such that total interest of $20,000 will accrue as of the end of the first month, $24,000 as of the end of the second month, and so on. The principal, any advances, and accrued interest will become payable on the earlier of December 16, 2024 or upon the Company receiving any funding of $1,000,000 (the “September 2024 Note Maturity Date”). The Company is required to make full payment of the balance of all principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the September 2024 Note Maturity Date. The Company may prepay the principal, any advances, and any interest then due without penalty. The promissory note was fully repaid on January 8, 2025.

Employment Agreement with Craig Smith

On April 22, 2024, the Compensation Committee approved an Executive Employment Agreement with Craig Smith, which was dated as of and entered into by the Company and Mr. Smith on April 23, 2024 (the “Smith Employment Agreement”). Under the Smith Employment Agreement, Mr. Smith was employed as the Company’s Chief Operating Officer. Mr. Smith’s annual base salary will be $150,000. The Company agreed to pay or reimburse Mr. Smith for all reasonable and necessary expenses actually incurred or paid by Mr. Smith during his employment in the performance of his duties under the Smith Employment Agreement. Mr. Smith will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies. Mr. Smith’s employment is at-will.

On March 12, 2024, the Compensation Committee granted an award of 1,875 shares of restricted common stock to Mr. Smith, which vested as to 469 shares upon grant and vests as to the remaining 1,407 shares in eight approximately equal quarterly increments over the two years following the grant date. The grant is subject to the Company’s standard form of restricted stock award agreement under the Plan.

Employment Agreement with Jeffry Hecklinski

On April 9, 2024, the Compensation Committee approved an Executive Employment Agreement with Jeffry Hecklinski, the President of the Company, which was dated and entered into by the Company and Mr. Hecklinski on the same date (the “Hecklinski Employment Agreement”). Prior to April 9, 2024, Mr. Hecklinski was employed as the Company’s General Manager under an employment offer letter, dated March 7, 2023, between Mr. Hecklinski and the Company (the “Former Hecklinski Employment Agreement”). Mr. Hecklinski’s annual base salary was $200,000. Pursuant to the Former Hecklinski Employment Agreement, on March 14, 2023, Mr. Hecklinski was granted a stock option pursuant to the Signing Day Sports, Inc. 2022 Equity Incentive Plan and execution of a Stock Option Agreement. The stock option provides Mr. Hecklinski the right to purchase 834 shares of common stock of the Company at an exercise price of $148.80 per share. The option was vested and exercisable as to 209 shares immediately upon the date of grant, vested as to 157 shares on the one-year anniversary of the date of grant, and vests as to 14 shares at the end of each of the following 36 calendar months. Mr. Hecklinski was eligible to participate in standard benefits plans of the Company, including medical, dental and life insurance options, and was entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies. Mr. Hecklinski’s employment was at-will.

Under the Hecklinski Employment Agreement, Mr. Hecklinski is employed as the Company’s President. Mr. Hecklinski’s annual base salary is $200,000. The Company will pay or reimburse Mr. Hecklinski for all reasonable and necessary expenses actually incurred or paid by Mr. Hecklinski during his employment in the performance of his duties under the Hecklinski Employment Agreement. Mr. Hecklinski will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to ten public holidays, ten vacation days, and five sick days per year, subject to the Company’s leave policies. Mr. Hecklinski’s employment is at-will.

On March 12, 2024, the Compensation Committee granted an award of 2,500 shares of restricted common stock to Mr. Hecklinski, which vested as to 625 shares upon grant and vests as to the remaining 1,875 shares in eight equal quarterly increments over the two years following the grant date. The grant is subject to the Company’s standard form of restricted stock award agreement under the Plan.

Repayment of Related-Party Promissory Notes

The following promissory notes held by related parties were fully repaid during 2023, as follows:

●	On October 10, 2023, the outstanding balance of $37,635 was fully repaid under a promissory note issued on July 11, 2022 with principal of $35,000, incurring interest at 6%, to Daniel Nelson, Chief Executive Officer, Chairman and director of the Company.

●	On October 10, 2023, the outstanding balance of $97,670 was fully repaid under a promissory note issued on March 8, 2023 with principal of $95,000 to Nelson Financial Services Inc., whose sole owner is Daniel Nelson, Chief Executive Officer, Chairman and director of the Company.

●	On November 22, 2023, the outstanding balance of $40,000 was fully repaid under a promissory note issued on January 12, 2023 to John Dorsey, a former Chief Executive Officer and director of the Company.

●	On November 22, 2023, the outstanding balance of $130,000 was fully repaid under a promissory note issued on July 23, 2023 with principal of $130,000, incurring interest at 6%, held by Daniel Nelson, Chief Executive Officer, Chairman and director of the Company. Mr. Nelson waived all interest owed under the promissory note.

●	On November 22, 2023, the outstanding balance of $10,238 was fully repaid under a promissory note issued on March 17, 2023 with principal of $10,000, incurring interest at 6%, to Daniel Nelson, Chief Executive Officer, Chairman and director of the Company.

●	A promissory note issued on July 11, 2022 with principal of $35,000, incurring interest at 6%, to Dennis Gile, the largest stockholder and a former Chief Executive Officer, President, Secretary, Chairman, and director of the Company. Due to a subsequent issuance of debt convertible into equity on August 8, 2022, in accordance with the terms of the note, the maturity date of the promissory note was accelerated to August 8, 2022. Repayment was not made within ten days of that date. The promissory note provides that default interest under the promissory note accrues at the lesser of 12% or the maximum permitted by law until the default is cured. The promissory note was repaid on April 6, 2023 with accrued interest not including default interest. Mr. Gile did not demand repayment or exercise any remedies under the promissory note prior to such repayment and has not indicated any intent to do so.

Note 15 - Segment Information

The Company has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the executive team, including the chief executive officer, chief financial officer, chief operating officer, and president. The Company’s CODM reviews gross profit and net cash used in operating activities to evaluate profitability and make strategic decisions. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of budget between advertising and marketing and general and administrative expenses. Refer to the Statements of Operations for financial information with respect to the Company’s single operating segment for the years ended December 31, 2024 and 2023.

Note 16 - Subsequent Events

Stock Purchase Agreement with Dear Cashmere Group Holding Company; Termination

On January 28, 2025, the Company entered into a Stock Purchase Agreement (the “DRCR Purchase Agreement”), dated as of January 28, 2025 (the “Effective Date”), by and among the Company, Dear Cashmere Group Holding Company, a Nevada corporation (“DRCR”), James Gibbons (“Gibbons”), and Nicholas Link (together with Gibbons, the “Sellers”). The DRCR Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the DRCR Purchase Agreement, the Company will consummate the transactions (the “Transactions”) contemplated by the DRCR Purchase Agreement at the date (the “Closing Date”) of the closing of the Transactions (the “Closing”). The Transactions were contemplated to include (a) the Company’s issuance to the Sellers of (i) shares of common stock constituting 19.99% of its outstanding shares of common stock; and (ii) an aggregate of 19,782.720 shares of a Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company, which would automatically convert, upon and subject to certain conditions, into 19,782,720 shares of common stock; and (b) the Sellers’ sale and transfer to the Company of the number of shares of common stock and preferred stock of DRCR that represent in the aggregate 99.13% of the issued and outstanding capital stock and aggregate voting power of DRCR.

On March 4, 2025, the Company exercised the Termination Right and delivered a notice of such exercise to DRCR and the Sellers terminating the DRCR Purchase Agreement, effective as of March 4, 2025. The Company’s notice stated that the Company, in consultation with its legal counsel, had determined that the parties to the DRCR Purchase Agreement would not be able to satisfy or waive the Nasdaq Listing Requirement within the foreseeable future, and that the termination was effected in consequence of this determination.

2024 Sponsorship Agreement for The U.S. Army Bowl

On January 30, 2025, the Company entered into a Sponsorship Agreement, dated as of January 30, 2025 (the “2024 Sponsorship Agreement”), between Goat Garm Sports, LLC, a New Jersey limited liability company (“GFS”) and the Company. The 2024 Sponsorship Agreement provides that GFS is the producer of the annual football event referenced as the U.S. Army Bowl, the All-American Bowl, and/or the Military Appreciation Bowl (the “Bowl”), along with a branded national combine event (the “National Combine”), the events known as “Bowl Week” (“Bowl Week”), and other football events including regional football combine events and academies throughout each year from 2024 through 2026 (the “Bowl Events”). Under the 2024 Sponsorship Agreement, the Company will be the exclusive National Recruiting Partner to the Bowl and the Events for the years 2024, 2025, and 2026.

The Sponsorship Agreement provides that the Company will make payments totaling $450,000 to support the Events, by making a payment (“Sponsorship Payment”) of $150,000 on or before each of January 30, 2025, January 1, 2026, and December 31, 2026. The Company may also sponsor the Ladies Ball basketball series if it elects, subject to separate agreement and payment of $7,500 to GFS by October 1, 2025. If the Company declines to sponsor such event, GFS may sell the recruiting category to another party.

January 29, 2025 Voluntary Temporary Offer of Reduced Exercise Price of Warrants Issued to FirstFire Global Opportunities Fund, LLC

On January 29, 2025, the Company delivered a letter (the “January 2025 Reduced Exercise Price Offer”) to FirstFire containing an offer to voluntarily temporarily reduce the Exercise Price from the current applicable exercise price of $14.40 per share to $1.25 per share (the “January 2025 Reduced Exercise Price”). On the same date, FirstFire accepted and executed the January 2025 Reduced Exercise Price Offer. The January 2025 Reduced Exercise Price Offer is subject to certain terms and conditions, including the following: (i) The First May 2024 FF Warrant could only be exercised at the January 2025 Reduced Exercise Price on or prior to February 12, 2025; (ii) no adjustment to the number of shares issuable upon exercise of the First May 2024 FF Warrant will occur as a result of the January 2025 Reduced Exercise Price Offer or any exercise of the First May 2024 FF Warrant according to its terms; (iii) the January 2025 Reduced Exercise Price Offer had no effect on the terms and conditions of the Redemption Agreement, dated as of August 12, 2024, between the Company and FirstFire (the “Redemption Agreement”), such that any exercise of the First May 2024 FF Warrant at the January 2025 Reduced Exercise Price would reduce the Redemption Price (as defined by the Redemption Agreement) for the remaining unexercised portion of the First May 2024 FF Warrant by the same amount as would apply to an exercise of the First May 2024 FF Warrant at the initial Exercise Price of $14.40 per share; (iv) the January 2025 Reduced Exercise Price Offer was conditioned on its approval by the Board of Directors of the Company; and (v) any anti-dilution rights under or applicable to the First May 2024 FF Warrant with respect to any “at the market offering” (as defined under Rule 415(a)(4) under the Securities Act), including, but not limited to, any such rights that may be provided for under Section 2 of the First May 2024 FF Warrant, were permanently waived.

Exercise to Purchase Remaining Shares under First May 2024 FF Warrant

On January 30, 2025, the First May 2024 FF Warrant was exercised to purchase all of the remaining 18,646 shares of common stock underlying the First May 2024 FF Warrant at the January 2025 Reduced Exercise Price pursuant to the January 2025 Reduced Exercise Price Offer.

Repayment of Daniel Nelson Promissory Notes

In January 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $437,406 under the 2024 Daniel Nelson Promissory Notes (as defined in Note 7). In March 2025, the Company made full payment of the balance of all principal in the amount of $3,530 under the 2023 Daniel Nelson Promissory Note (as defined in Note 14).

We have evaluated subsequent events through April 10, 2025, the date the financial statements were available to be issued. Based on our evaluation, no additional events than listed above have occurred that would require adjustment to or disclosure in the financial statements.

SIGNING DAY SPORTS, INC.

Unaudited Balance Sheets

	June 30,	December 31,
	2025	2024

ASSETS

Current assets
Cash and cash equivalents	$656,707	$181,271
Accounts receivable	23,217	75,168
Prepaid expense	50,000	23,554

Total current assets	729,924	279,993

Property and equipment, net	10,565	12,708
Internally developed software, net	556,570	660,485
Operating lease right of use asset, net	89,912	130,164
Intangible assets, net	3,667	7,333
Other assets	34,232	24,000

Total assets	$1,424,870	$1,114,683

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$679,508	$2,251,307
Accrued liabilities	281,408	456,290
Deferred revenue	2,397	2,416
Current operating lease right of use liability	92,404	89,447
Warrant Liability	-	35,190
Loans payable	-	431,030

Total current liabilities	1,055,717	3,265,680

Non-current liabilities
Noncurrent operating lease liability	8,042	54,877

Total liabilities	$1,063,759	$3,320,557

Stockholders’ equity (deficit)

Common stock: par value $0.0001 per share; 150,000,000 authorized shares, 3,897,781 and 909,232 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	391	92
Preferred Stock: 150,000,000 authorized shares, 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	-	-
Additional paid-in capital	28,255,297	23,478,933
Subscription receivable	(11)	(11)
Accumulated deficit	(27,894,566)	(25,684,888)

Total stockholders’ equity (deficit)	361,111	(2,205,874)

Total liabilities and stockholders’ equity	$1,424,870	$1,114,683

The accompanying notes are an integral part of these unaudited financial statements.

SIGNING DAY SPORTS, INC.

Statements of Operations

(Unaudited)

	For the Six Months Ended		For the Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Revenues, net	$215,164	$439,589	$66,806	$204,962
Cost of revenues	19,659	131,194	5,358	62,160

Gross profit	195,505	308,395	61,448	142,802

Operating cost and expenses
Advertising and marketing	1,136	93,609	602	884
General and administrative	2,614,154	3,310,921	1,644,283	1,267,952

Total operating expenses	2,615,290	3,404,530	1,644,885	1,268,836

Net loss from operations	(2,419,785)	(3,096,135)	(1,583,437)	(1,126,034)

Other income (expense)
Interest expense	(20,994)	(79,229)	-	(41,156)
Interest income	10,621	57,120	7,037	27,832
Deferred tax income, net	-	32,571	-	16,571
Change in fair value of derivative and gain (loss) on warrant exercise	10,764	-	-	-
Other income (expense), net	209,716	(725,054)	209,716	(190,055)
Total other income (expense)	210,107	(714,592)	216,753	(186,808)

Net loss	$(2,209,678)	$(3,810,727)	$(1,366,684)	$(1,312,842)

Weighted Average Common shares outstanding - basic and diluted	2,644,332	302,589	3,518,625	309,228

Net loss per common share - basic and diluted	$(0.84)	$(12.59)	$(0.39)	$(4.25)

The accompanying notes are an integral part of these unaudited financial statements.

SIGNING DAY SPORTS, INC.

Statements of Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock		Additional Paid-in	Subscription	Accumulated Equity	Total Stockholders’ Equity
	Shares	Amount	Capital	Receivable	(Deficit)	(Deficit)
Balance at March 31, 2025	1,988,576	$200	$26,015,891	$(11)	$(26,527,882)	$(511,802)

ATM Agreement Issuance	1,909,205	191	2,102,325	-	-	2,102,516

Stock-based compensation expense	-	-	137,081	-	-	137,081

Net loss	-	-	-	-	(1,366,684)	(1,366,684)

Balance at June 30, 2025	3,897,781	$391	$28,255,297	$(11)	$(27,894,566)	$361,111

Balance at December 31, 2024	909,232	$92	$23,478,933	$(11)	$(25,684,888)	$(2,205,874)

ATM Agreement Issuance	2,969,903	297	4,591,551	-	-	4,591,848

FirstFire Warrants Exercised	18,646	2	47,732	-	-	47,734

Stock-based compensation expense	-	-	137,081	-	-	137,081

Net loss	-	-	-	-	(2,209,678)	(2,209,678)

Balance at June 30, 2025	3,897,781	$391	$28,255,297	$(11)	$(27,894,566)	$361,111

			Additional		Accumulated	Total Stockholders’
	Common Stock		Paid-in	Subscription	Equity	Equity
	Shares	Amount	Capital	Receivable	(Deficit)	(Deficit)
Balance at March 31, 2024	320,490	$34	$19,686,922	$(11)	$(19,456,822)	$230,123

Stock-based compensation expense	8,750	1	81,828	-	-	81,829

Stock-based compensation canceled / returned	(1,611)	(1)	1	-	-	-

Issuance of commitment fee Firstfire Prom Note	5,787	1	81,110	-	-	81,111

Boustead Issuance on Firstfire Transaction	273	1	3,832	-	-	3,833

Net loss	-	-	-	-	(1,312,842)	(1,312,842)

Balance at June 30, 2024	333,689	$36	$19,853,693	$(11)	$(20,769,663)	$(915,946)

Balance at December 31, 2023	276,013	$29	$18,703,049	$(11)	$(16,958,936)	$1,744,131

Stock-based compensation expense	36,046	4	509,717	-	-	509,721

Issuance of commitment fee pursuant to equity line of credit	14,798	1	505,359	-	-	505,360

Issuance of common stock pursuant to equity line of credit	2,384	1	50,625	-	-	50,626

Stock-based compensation canceled / returned	(1,611)	(1)	1	-	-	-

Issuance of commitment fee Firstfire Prom Note	5,787	1	81,110	-	-	81,111

Boustead Issuance on Firstfire Transaction	273	1	3,832	-	-	3,833

Net loss	-	-	-	-	(3,810,727)	(3,810,727)

Balance at June 30, 2024	333,689	$36	$19,853,693	$(11)	$(20,769,663)	$(915,946)

The accompanying notes are an integral part of these unaudited financial statements.

SIGNING DAY SPORTS, INC.

Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30
	2025	2024

Cash flows from operating activities
Net loss	$(2,209,678)	$(3,810,727)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	109,724	49,512
Gain on change in fair value of warrants	(10,764)	-
Stock-based compensation	137,081	509,721
(Increase) decrease in assets:
Accounts receivable	51,951	15,593
Prepaid and other assets	(36,678)	(116,429)
Operating lease right of use asset	40,252	38,775
Deferred tax asset	-	65,000
Increase (decrease) in liabilities:
Accounts payable	(1,571,799)	521,841
Accrued liabilities	(174,882)	(210,667)
Deferred revenue	(19)	4,914
Lease liabilities	(43,878)	(41,062)

Net cash used in operating activities	(3,708,690)	(2,973,530)

Cash flows from investing activities
Proceeds from investments	-	(55,371)
Development of internal software	-	53,176
Purchase of property and equipment	-	(4,777)

Net cash used in investing activates	-	(6,972)

Cash flows from financing activities
Proceeds from revolving line of credit	-	1,251,986
Payments on debt borrowings	(431,030)	-
Proceeds from issuance of common stock pursuant to initial public offering	-	50,626
Payment of commitment fee for equity line of credit by issuance of common stock	-	505,355
Proceeds from issuance of common stock pursuant to ATM agreement	4,591,848	-
Proceeds from issuance of common stock	-	84,948
Proceeds from exercise of warrants	23,308	-

Net cash provided by financing activities	4,184,126	1,892,915

Net increase (decrease) in cash and cash equivalents	475,436	(1,087,587)

Cash and cash equivalents, beginning of period	181,271	1,123,529

Cash and cash equivalents, end of period	$656,707	$35,943

Supplemental cash flow information
Cash paid for interest expense	$-	$-

Supplemental disclosure of non-cash financing activities:
Issuance of common stock in exchange for convertible debt cancelation	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

SIGNING DAY SPORTS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Note 1 - Principal Business Activity and Significant Accounting

Policies Principal Business Activity

Signing Day Sports, Inc. (formerly known as Signing Day Sports, LLC) (“Company”) was formed and began operations in January 2019 and provides a digital ecosystem to help high school athletes get discovered and recruited by college coaches across the United States of America.

The Company’s website and mobile phone application provides an opportunity for athletes to create a personal profile by uploading measurables, videos of key drills, testing stats, academics and demographic information. Coaches can evaluate a prospect’s video, watch two separate prospects side by side simultaneously, and perform other actions with the video to visually evaluate talent. Intangible assets consist of development software, customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records.

Segment Disclosure

The Company determined that there is one reportable segment, with activities related to digital products. The website and mobile phone application have similar economic characteristics and nature of services. Refer to Note 14 Segment Information for further details.

Going Concern Considerations

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. We incurred a net loss of approximately $1.366 million and $2.210 million for the three and six months ended June 30, 2025, respectively. We had cash used in operating activities of approximately $3.709 million for the six months ended June 30, 2025, and an accumulated deficit of approximately $27.9 million as of June 30, 2025. These conditions raise substantial doubt about our ability to continue as a going concern.

Failure to successfully continue to grow operational revenues could harm our profitability and adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing sales channels.

We are continuing our plan to further grow and expand operations and seek sources of capital to pay our contractual obligations as they come due. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Out-of-Period Adjustment

During the three months ended June 30, 2025, the Company recorded out-of-period adjustments to correct errors related to the overstatement of the Company’s cash balance, the understatement of stock-based compensation expense and the understatement of general and administrative expense that were incorrectly presented within the financial statements for the period ended March 31, 2025. Regarding the stock-based compensation expense error, Management incorrectly omitted the expense under the assumption that no new stock options or awards had been granted during the three months ended March 31, 2025, and that awards are typically granted fully vested. However, this assessment did not consider the ongoing vesting of previously granted stock options and restricted stock awards, which should have resulted in the recognition of stock-based compensation expense during the period. Further, the Company incorrectly disclosed the amount of unrecognized compensation cost remaining as of December 31, 2024 and March 31, 2025. An adjustment of $68,672 was recorded in the current period’s statement of operations to recognize stock-based compensation expense for the three months ended March 31, 2025 and the disclosure for the amount of unrecognized compensation cost remaining as of June 30, 2025 has been adjusted to consider only the remaining unvested awards. The general and administrative expense error was the result of Management not timely preparing and reviewing the March 2025 bank reconciliation for a newly opened account, resulting in the omission of two reconciling items related to an accounting expense and health insurance expense, understating general and administrative expense and overstating cash for the period ended March 31, 2025. The adjustment of $20,246 was recorded in the current period’s statement of operations to recognize general and administrative expense and a corresponding reduction in cash and cash flows from operations on the balance sheet and statement of cash flows, respectively. Management has evaluated the impact of the errors, both qualitatively and quantitatively, and determined that they were not material to the financial statements for the quarter ended March 31, 2025, or the current reporting period.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, including certificates of deposit (“CDs”) purchased with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash deposits are held with financial institutions with investment-grade ratings in the United States of America, or U.S. Cash deposits typically exceed federally insured limits. As of June 30, 2025 and December 31, 2024, cash and cash equivalents consisted of cash on deposit with banks denominated in U.S. dollars and investments in money market funds.

Accounts Receivable and Allowance for Credit Losses

Accounts Receivable are recorded at the invoiced amount. The Company may maintain an allowance for credit losses which represents the portion of accounts receivable that is not expected to be collected over the duration of its contractual life. Credit losses are recorded if the Company believes a customer may not be able to meet their financial obligations. A considerable amount of judgment is required in determining expected credit losses. Relevant factors include prior collection history of the customer, the related aging of past due balances, projections of credit losses based on past events or historical trends, and the consideration of forecasts of future economic conditions. Allowance for credit losses are based on facts available and are re-evaluated and adjusted on a regular basis. There were $23,217 and $75,168 of open receivables at June 30, 2025 and December 31, 2024, respectively. At June 30, 2025 and December 31, 2024, the Company believes the accounts receivable are fully collectable and thus there was no allowance for credit losses established.

Payment Terms

Users may access the Company’s website and application on either a free-trial or paid basis. Users that are not eligible or no longer eligible for free-trial access are required to have subscriptions by making payment to the Company prior to access to the Company’s website and application.  If a required payment is not made, access to the Company’s website and application is suspended until the required payment is received.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at June 30, 2025 and December 31, 2024.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information systems in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. During the three months ended June 30, 2025 and 2024, the Company did not have an impairment charge.

Intangible Assets

Intangible assets consist of customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records. Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Accounting Standards Codification (“ASC”), 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholder’s equity (deficit) on the balance sheet.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Total cash balances exceeded insured balances by the Federal Deposit Insurance Corporation as of June 30, 2025 and December 31, 2024. The Company has cash equivalents that are invested in highly rated money market funds invested only in obligations of the U.S. government and its agencies.

Warrant Liability

Warrants for shares that are not deemed to be indexed the Company’s shares are classified as liabilities in the consolidated balance sheets. At initial recognition, the Company classified these warrants as liabilities on the balance sheets at their estimated fair value. The liability classified warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized in gain or loss on fair value adjustment of stock warrant liabilities in the consolidated statements of operations and comprehensive loss.

Fair Value Measurements

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for recognizing financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 – This level consists of valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – This level consists of valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – This level consists of valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect assumptions about inputs that market participants would use in pricing an asset or liability.

The Company’s financial instruments also include accounts and receivable, accounts payable, and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the balance sheet.

ASC 825-10, Financial Instruments (“ASC 825-10”), allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

The Company identified certain warrant instruments that are required to be presented on the balance sheets at fair value in accordance with ASC 820, Fair Value Measurement.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025 and December 31, 2024 the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of June 30, 2025, the 2020 through 2024 tax years generally remain subject to examination by federal and state authorities.

Deferred Revenue

Deferred revenues are contract liabilities for collections on subscription agreements in excess of revenue recognized.

Revenue Recognition

The Company accounts for revenue under the guidance of ASC 606, Revenue from Contracts from Customers (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. The five steps are as follows:

(1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Such costs amounted to $602 for the three months ended June 30, 2025 and $884 for the three months ended June 30, 2024. Such costs amounted to $1,136 for the six months ended June 30, 2025 and $93,609 for the six months ended June 30, 2024. Advertising costs are included in advertising and marketing expenses in the Statements of Operations.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as the amortization period of the asset that otherwise would have been recognized is estimated to be one year or less.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense at the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based awards granted to employees, officers, and directors based on the grant date fair value. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Basic and Diluted Net Loss per Common Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for each period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the dilutive effect of shares issuable through the common stock equivalents. The weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As the Company generated net losses for the periods presented, diluted net loss per share is the same as basic loss per share as the effect of the issuance of restricted stock awards, stock options, and warrants would be anti-dilutive.

The following potentially dilutive shares were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	Three Months Ended June 30,
	2025	2024
Stock options	6,024	6,237
Warrants	20,306

	Six Months Ended June 30,
	2025	2024
Stock options	6,024	6,237
Warrants	20,306

Leases

At the inception or modification of a contract, the Company determines whether a lease exists and classifies its leases as an operating or finance lease at commencement. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent their obligation to make lease payments arising from the lease.

As most of the Company’s leases do not provide an implicit interest rate, the lease liability is calculated at lease commencement as the present value of unpaid lease payments using the Company’s estimated incremental borrowing rate. The incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and is determined using a portfolio approach based on information available at the commencement date of the lease.

The right-of-use asset also reflects any prepaid rent, initial direct costs incurred and lease incentives received. The Company’s lease terms may include optional extension periods when it is reasonably certain that those options will be exercised.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term. For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components.

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it which are listed below:

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation table, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. The amendments in this update should be applied on a prospective basis and retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements - Amendments to Remove References to the Concepts Statements”. This ASU contains amendments to the Codification that remove references to various FASB Concepts Statements. The effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements. This ASU will be effective for fiscal years beginning after December 15, 2024, with early adoption permitted.  The Company is currently evaluating the impact of adopting this ASU on its financial statements and disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” that improves financial reporting by requiring public companies to disclose additional information about certain expenses in the notes to the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2023-07 and intends to adopt and report on this topic as required by this ASU.

Note 2 - Revenues, net

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations as of:

	For the Three Months Ended June 30,
	2025	2024
Revenue recognized over time	$66,806	$5,525
Revenue recognized at a point in time	-	199,437
Total revenue from contracts with customers	$66,806	$204,962

	For the Six Months Ended June 30,
	2025	2024
Revenue recognized over time	$215,164	$9,755
Revenue recognized at a point in time	-	429,834
Total revenue from contracts with customers	$215,164	$439,589

The following table presents our contract liabilities (deferred revenue) and certain information related to these balances as of:

	June 30,	December 31,
	2025	2024
Contract liabilities (deferred revenue)	$2,397	$2,416

	For the Three Months Ended June 30,
Revenue recognized in the period from:	2025	2024
Amounts included in contract liabilities at the beginning of the period	$657	$55,553

	For the Six Months Ended June 30,
Revenue recognized in the period from:	2025	2024
Amounts included in contract liabilities at the beginning of the period	$3,073	$1,558

The Company recognized the December 31, 2023 balance fully in the year ended December 31, 2024. The Company expects to recognize the December 31, 2024 balance fully in the year ending December 31, 2025.

Revenue Concentration

Apple

For the three months ended June 30, 2025, 1,724 Apple units sold accounted for approximately 57% of the total revenue recorded. For the three months ended June 30, 2024, 2,668 Apple units sold accounted for approximately 30% of the total revenue recorded. For the six months ended June 30, 2025, 3,487 Apple units sold accounted for approximately 36% of the total revenue recorded. For the six months ended June 30, 2024, 4,793 Apple units sold accounted for approximately 25% of the total revenue.

Shopify

For the three months ended June 30, 2025, 369 Shopify units sold accounted for approximately 43% of the total revenue recorded. For the three months ended June 30, 2024, 1,382 Shopify units sold accounted for approximately 47% of the total revenue recorded. For the six months ended June 30, 2025, 1,275 Shopify units sold accounted for approximately 64% of the total revenue recorded. For the six months ended June 30, 2024, 2,923 Shopify units sold accounted for approximately 57% of the total revenue.

Note 3 - Property and Equipment, net

The Company’s property and equipment include the following:

	June 30,	December 31,
	2025	2024
Office Furniture	$21,430	$21,430
Less: accumulated depreciation	(10,865)	(8,722)
Property and equipment, net	$10,565	$12,708

Depreciation expense of property and equipment was $281 for the three months ended June 30, 2025 and 2024, respectively. Depreciation expense of property and equipment was $2,143 and $564 for the six months ended June 30, 2025 and 2024, respectively.

Note 4 - Internally Developed Software

Internally developed software asset consists of the following:

		Accumulated
	Cost Basis	Amortization	Impairment	Net
	June 30, 2025
Internally developed software	$1,039,151	$(482,581)	$-	$556,570

	December 31, 2024
Internally developed software	$1,039,151	$(378,666)	$-	$660,485

Amortization expense for the three months ended June 30, 2025 and 2024 was $51,957 and $53,176, respectively. Amortization expense for the six months ended June 30, 2025 and 2024 was $103,915 and $106,353, respectively.

Note 5 - Intangible Assets

The Company’s intangible assets include the following:

		Accumulated
	Cost Basis	Amortization	Net
	June 30, 2025
Intellectual property	$22,000	$(18,333)	$3,667
Proprietary technology	18,700	(18,700)	-
Total	$40,700	$(37,033)	$3,667

	December 31, 2024
Intellectual property	$22,000	$(14,667)	$7,333
Proprietary technology	18,700	(18,700)	-
Total	$40,700	$(33,367)	$7,333

Amortization expense for the three months ended June 30, 2025 and 2024 was $1,833 and $3,392, respectively. Amortization expense for the six months ended June 30, 2025 and 2024 was $3,666 and $6,783, respectively.

Estimated amortization for intangible assets with definitive lives for the remaining nine months of 2025 is as follows:

Amount
Years ending December 31,
2025 (remaining six months)	3,667
Total	$3,667

Note 6 - Accrued Liabilities

	June 30,	December 31,
	2025	2024
Accrued Expenses	$-	$14,583
Accrued Payroll	179,940	179,940
Accrued Interest	101,468	261,767
Total Accrued Expenses	$281,408	$456,290

8% Nonconvertible Unsecured Promissory Notes

During the year ended December 31, 2023, the Company entered into 11 unsecured nonconvertible notes payable, for $2,350,000 bearing interest at 8%, with no monthly payments, with warrants that are automatically exercised upon an IPO or other “Liquidity Event” as defined in such notes. The Company had the option to prepay the notes payable at any time, in its sole discretion, prior to the maturity on dates ranging from March 17, 2025 to May 2, 2025.

In connection with the closing of the Company’s initial public offering, warrants to purchase a total of 19,584 shares of common stock at an exercise price of $120 per share were automatically exercised. The proceeds were automatically used to repay the outstanding principal underlying 8% nonconvertible promissory notes consisting of $2,350,000. On the same date, a total of $113,304 in accrued interest under the promissory notes became due. The outstanding accrued interest balance under these promissory notes was $101,468 as of June 30, 2025.

Note 7 - Notes Payable

The Company’s notes payable consists of the following:

	June 30,	December 31,
	2025	2024
Daniel Nelson Promissory Notes	$-	$281,030

October 2024 Note	-	150,000
	$-	$431,030

Less unamortized debt issuance costs	-	-

Debt, less unamortized debt issuance costs	$-	$431,030

Daniel Nelson Promissory Notes

On September 20, 2023, a promissory note was issued to Daniel Nelson, Chief Executive Officer, Chairman and a director of the Company, in the principal amount of $14,000 (the “September 2023 Daniel Nelson Promissory Note”). The note was non-interest bearing and had no fixed maturity date. The Company repaid $10,470 of the note on December 29, 2023. The outstanding balance of $3,530 as of December 31, 2024 and was fully repaid on March 7, 2025.

On April 11, 2024, Daniel Nelson, the Chief Executive Officer, Chairman and a director of the Company, advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note permits Mr. Nelson to make advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson, advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note will accrue interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, such that total interest of $3,500 will accrue as of the end of the first month, $3,622.50 as of the end of the second month, and so on, with respect to the base principal, assuming that it is not prepaid. The base principal, any advances, and accrued interest become payable on the earlier of June 25, 2024 or upon the Company receiving any funding of $1,000,000 (the “April 2024 Note Maturity Date”). The Company is required to make full repayment of the balance of the base principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the April 2024 Note Maturity Date. The Company may prepay the base principal, any advances, and any interest then due without penalty.

On September 16, 2024, the Company issued a promissory note to Mr. Nelson, dated September 16, 2024, in the principal amount of $100,000 (the “September 2024 Note”). The April 2024 Note together with the September 2024 Note represent the 2024 Daniel Nelson Promissory Notes. The September 2024 Note permits Mr. Nelson to make additional advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note will accrue interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note, such that total interest of $20,000 will accrue as of the end of the first month, $24,000 as of the end of the second month, and so on. The principal, any advances, and accrued interest will become payable on the earlier of December 16, 2024 or upon the Company receiving any funding of $1,000,000 (the “September 2024 Note Maturity Date”). The Company is required to make full payment of the balance of all principal, advances, and accrued interest within two business days of receiving a written demand from Mr. Nelson on or after the September 2024 Note Maturity Date. The Company may prepay the principal, any advances, and any interest then due without penalty.

The outstanding balance at December 31, 2024 was $281,030 plus interest of $148,073 for a total of $429,103. In January 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $437,406 under the 2024 Daniel Nelson Promissory Notes The September 2023 Daniel Nelson Promissory Note together with the 2024 Daniel Nelson Promissory Notes represent the Daniel Nelson Promissory Notes. The outstanding balance of the Daniel Nelson Promissory Notes at June 30, 2025 was $0.

FirstFire Convertible Note

On May 16, 2024, the Company entered into a Securities Purchase Agreement, dated as of May 16, 2024, between the Company and FirstFire, as amended (as amended, the “May 2024 FF Purchase Agreement”) by that certain Amendment to the Transaction Documents, dated as of June 18, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Transaction Documents”), pursuant to which, as a private placement transaction, the Company was required to issue FirstFire a senior secured promissory note, as amended by that certain Amendment to Senior Secured Promissory Note and Warrants, dated as of May 20, 2024, between the Company and FirstFire (the “Amendment to May 2024 FF Note and May 2024 FF Warrants”), in the principal amount of $412,500 (as amended, the “May 2024 FF Note”); 3,907 shares of common stock (the “May 2024 FF Commitment Shares, as partial consideration for the purchase of the May 2024 FF Note; a warrant to purchase up to 28,646 shares of common stock at an initial exercise price of $14.40 per share, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “First May 2024 FF Warrant”), as partial consideration for the purchase of the May 2024 FF Note; and a warrant to purchase up to 5,209 shares of common stock at an initial exercise price of $0.48 per share exercisable from the date of an “Event of Default” as defined by the May 2024 FF Note (an “FF Notes Event of Default”) under the May 2024 FF Note, as amended by the Amendment to May 2024 FF Note and May 2024 FF Warrants (as amended, the “Second May 2024 FF Warrant” and together with the First May 2024 FF Warrant, the “May 2024 FF Warrants”), as partial consideration for the purchase of the May 2024 FF Note.

The Company also entered into a Security Agreement, dated as of May 16, 2024, between the Company and FirstFire (the “May 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the May 2024 FF Note in all assets of the Company except for a certificate of deposit account with Commerce Bank of Arizona (“CBAZ”) with an approximate balance of $2,100,000 together with (i) all interest, whether now accrued or hereafter accruing; (ii) all additional deposits made to such account; (iii) any and all proceeds from such account; and (iv) all renewals, replacements and substitutions for any of the foregoing (the “CBAZ Collateral”), which is subject to that certain Assignment of Deposit Account, dated as of December 11, 2023, between the Company and CBAZ (the “CBAZ Assignment of Deposit”), until the full repayment of that certain promissory note in the original principal amount of $2,000,000 issued by the Company to CBAZ, dated as of December 11, 2023 and maturing on December 11, 2024 (the “Second CBAZ Promissory Note”), pursuant to that certain Business Loan Agreement, dated as of December 11, 2023, between the Company and CBAZ (the “Second CBAZ Loan Agreement”).

The closing of the initial transaction contemplated by the May 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $375,000, was subject to certain conditions. On May 20, 2024, such conditions were met. As a result, the May 2024 FF Commitment Shares, the May 2024 FF Note and the May 2024 FF Warrants were released from escrow and issued as of May 16, 2024, and FirstFire paid $375,000, of which the Company received $336,500 in net proceeds after deductions of the placement agent’s fee of $26,250 and non-accountable expense allowance of $3,750, and FirstFire counsel’s fees of $8,500. The First May 2024 FF Warrant are classified as liabilities in accordance with ASC 815, Derivatives and Hedging, as they do not meet the “fixed-for-fixed” equity classification criterion. As a result, the warrants are recognized as derivative liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations. The fair value of the warrants at the issuance date was determined using the Black Scholes model.

The total proceeds from the debt issuance were allocated between the debt instrument, common stock, and the warrants based on their fair values at the issuance date. The portion of the proceeds allocated to the warrants of $323,942 was recorded as a warrant liability, with a corresponding discount recorded against the carrying value of the debt. This discount is being amortized to interest expense over the term of the debt using the effective interest method. The fair value of the warrant liability was $0 and $35,190 as of June 30, 2025 and December 31, 2024, respectively.

On July 26, 2024, the Company fully repaid the Second CBAZ Promissory Note. The certificate of deposit account underlying the CBAZ Collateral was closed and redeemed with an early withdrawal penalty of $54,747 and the CBAZ Assignment of Deposit and the Second CBAZ Loan Agreement are no longer in effect.

On August 23, 2024, FirstFire converted $41,250 of the outstanding balance under the May 2024 FF Note into 2,865 shares of common stock at the FF Notes Fixed Conversion Price ($14.40 per share). On September 16, 2024, the Company made the first amortization payment required under the May 2024 FF Note of $56,715. On September 19, 2024, FirstFire effected two conversions of the May 2024 FF Note, which in aggregate converted the remaining balance of $355,785 under the May 2024 FF Note into 24,708 shares of common stock at the FF Notes Fixed Conversion Price.

FirstFire Convertible Note

On June 18, 2024, the Company entered into the Securities Purchase Agreement, dated as of June 18, 2024 (the “June 2024 FF Purchase Agreement”), between the Company and FirstFire, pursuant to which, as a private placement transaction, the Company was required to issue FirstFire a senior secured promissory note on June 18, 2024, in the principal amount of $198,611 (the “June 2024 FF Note” and together with the May 2024 FF Note, the “FF Notes”); 1,881 shares of common stock (the “June 2024 FF Commitment Shares”), as partial consideration for the purchase of the June 2024 FF Note; a warrant at an initial exercise price of $14.40 per share (the “First June 2024 FF Warrant”) for the purchase of up to 13,793 shares of common stock at an initial exercise price of $14.40 per share, as partial consideration for the purchase of the June 2024 FF Note; and a warrant (the “Second June 2024 FF Warrant” and together with the First June 2024 FF Warrant, the “June 2024 FF Warrants” and the June 2024 FF Warrants together with the May 2024 FF Warrants, the “FF Warrants”) for the purchase of up to 2,508 shares of common stock at an initial exercise price of $0.48 per share exercisable from the Second FF Warrants Trigger Date, that we issued to FirstFire as partial consideration for the purchase of the June 2024 FF Note.

The Company also entered into a Security Agreement, dated as of June 18, 2024, between the Company and FirstFire (the “June 2024 FF Security Agreement”), under which the Company agreed to grant FirstFire a security interest to secure the Company’s obligations under the June 2024 FF Note in all assets of the Company except for the CBAZ Collateral, until the full repayment of the Second CBAZ Promissory Note, pursuant to the Second CBAZ Loan Agreement.

The closing of the transaction contemplated by the June 2024 FF Purchase Agreement, including FirstFire’s payment of the purchase price of $175,000, was subject to certain conditions. On June 18, 2024, such conditions were met. As a result, the June 2024 FF Commitment Shares, the June 2024 FF Note and the June 2024 FF Warrants were issued as of June 18, 2024, and FirstFire paid $175,000, of which the Company received $154,500 in net proceeds after deductions of the placement agent’s fee of $12,250 and non-accountable expense allowance of $1,750, and FirstFire counsel’s fees of $6,500. The First June 2024 FF Warrant are classified as liabilities in accordance with ASC 815, Derivatives and Hedging, as they do not meet the “fixed-for-fixed” equity classification criterion. As a result, the warrants are recognized as derivative liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations. The fair value of the warrants at the issuance date was determined using the Black Scholes model.

The total proceeds from the debt issuance were allocated between the debt instrument, common stock, and the warrants based on their fair values at the issuance date. The portion of the proceeds allocated to the warrants of $148,264 was recorded as a warrant liability, with a corresponding discount recorded against the carrying value of the debt. This discount is being amortized to interest expense over the term of the debt using the effective interest method. The First June 2024 Warrants were exercised and the warrant liability was $0 as of June 30, 2025 and December 31, 2024.

On September 19, 2024, FirstFire converted the entire balance under the June 2024 FF Note of $218,472 into 15,172 shares of common stock at the FF Notes Fixed Conversion Price ($14.40 per share).

January 29, 2025 Voluntary Temporary Offer of Reduced Exercise Price of Warrants Issued to FirstFire Global Opportunities Fund, LLC

On January 29, 2025, the Company delivered a letter (the “January 2025 Reduced Exercise Price Offer”) to FirstFire containing an offer to voluntarily temporarily reduce the Exercise Price from the current applicable exercise price of $14.40 per share to $1.25 per share (the “January 2025 Reduced Exercise Price”). On the same date, FirstFire accepted and executed the January 2025 Reduced Exercise Price Offer. The January 2025 Reduced Exercise Price Offer is subject to certain terms and conditions, including the following: (i) The First May 2024 FF Warrant could only be exercised at the January 2025 Reduced Exercise Price on or prior to February 12, 2025; (ii) no adjustment to the number of shares issuable upon exercise of the First May 2024 FF Warrant will occur as a result of the January 2025 Reduced Exercise Price Offer or any exercise of the First May 2024 FF Warrant according to its terms; (iii) the January 2025 Reduced Exercise Price Offer had no effect on the terms and conditions of the Redemption Agreement, dated as of August 12, 2024, between the Company and FirstFire (the “Redemption Agreement”), such that any exercise of the First May 2024 FF Warrant at the January 2025 Reduced Exercise Price would reduce the Redemption Price (as defined by the Redemption Agreement) for the remaining unexercised portion of the First May 2024 FF Warrant by the same amount as would apply to an exercise of the First May 2024 FF Warrant at the initial Exercise Price of $14.40 per share; (iv) the January 2025 Reduced Exercise Price Offer was conditioned on its approval by the Board of Directors of the Company; and (v) any anti-dilution rights under or applicable to the First May 2024 FF Warrant with respect to any “at the market offering” (as defined under Rule 415(a)(4) under the Securities Act), including, but not limited to, any such rights that may be provided for under Section 2 of the First May 2024 FF Warrant, were permanently waived.

Exercise to Purchase Remaining Shares under First May 2024 FF Warrant

On January 30, 2025, the First May 2024 FF Warrant was exercised to purchase all of the remaining 18,646 shares of common stock underlying the First May 2024 FF Warrant at the January 2025 Reduced Exercise Price pursuant to the January 2025 Reduced Exercise Price Offer. The Company received proceeds of $23,308 and as of June 30, 2025, the fair value of the warrant liability was $0.

DRCR Convertible Promissory Note

On October 7, 2024, the Company issued a Convertible Promissory Note to DRCR, dated October 7, 2024, in the principal amount of $150,000 (the “October 2024 Note”). The principal will accrue interest at an annual rate of 35%. The principal and accrued interest will become payable on the date of written demand any time after the closing of the Company’s next financing transaction (the “Payment Date”). The Company is required to make full payment of the balance of all principal and accrued interest on the Payment Date. The Company may prepay the principal and any interest then due without penalty. If any amount is not paid when due, such overdue amount will accrue default interest at a rate of 37%. The October 2024 Note contains customary representations, warranties, and events of default provisions.

In addition, the October 2024 Note provides that at any time after an event of default, the holder of the October 2024 Note may convert the outstanding principal amount plus accrued and unpaid interest into shares of common stock at a conversion price of $14.40 per share, subject to adjustment for stock splits and similar transactions. The conversion right is subject to prior authorization (“Exchange Authorization”) of the NYSE American LLC (the “NYSE American”). The October 2024 Note will be amended to incorporate any modifications requested by the NYSE American in order to provide the Exchange Authorization.

The outstanding balance at December 31, 2024 was $150,000 plus interest of $12,226 for a total of $162,226. On March 4, 2025, the Company made full payment of the balance of all principal and accrued interest under the October 2024 Note. The outstanding balance at June 30, 2025 is $0.

Note 8 - Fair value of financial instruments

The determination of fair value measurements is based on the assumptions that market participants would use in pricing the asset or liability.

The Company’s First May 2024 Warrants and First June 2024 Warrants are recorded at fair value each reporting period (see Note 7). The Company used a Black Scholes model to value the Company’s derivative liability (see Note 7). The significant unobservable input used in the fair value measurement of the Company’s Level 3 liabilities is the volatility, which was developed using historical data of the Company or of peer companies when there is limited availability of market data. A significant increase (decrease) in these inputs could result in a significantly higher (lower) fair value measurement.

There were no transfers between levels during the three and six months ended June 30, 2025.

The following table provides the fair value of the Company’s financial liabilities carried at fair value and measured on a recurring basis:

		Period ended
	Level	June 30, 2025	December 31, 2024
Warrant liability	3	-	$35,190

The following table presents a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that use significant unobservable inputs (level 3) and the related gains and losses recorded in the consolidated statements of operations and comprehensive loss during the period:

Derivative liability
Balance at December 31, 2024	$35,190
Extinguishment of warrant liability upon exercise	(24,426)
Gain on change in fair value of warrant liability	(10,764)
Balance at June 30, 2025	$-

Note 9 - Leases

The Company leased office space under a long-term operating lease from a third party through May 31, 2023. Monthly rent was $12,075. In December 2021, the Company entered into an agreement to sublease their office space to an unrelated party under an operating lease agreement. The sublease ended on May 31, 2023 and included fixed rent of $9,894 a month. As of June 30, 2025 and December 31, 2024, the unamortized balance was $0.

In November 2022, the company signed a 6-month short-term lease for office space which expired on April 30, 2023. Rent for the first month was $6,742 and was $7,491 plus rental tax for each subsequent month through April 2023. The Company amended and renewed this office space lease under a long-term operating lease which commenced on May 4, 2023 and ends on August 3, 2026. Monthly rent ranged from $7,359 to $8,042 per month plus tax. The lease contains escalating rental payments and one option to renew for up to three years. The exercise of the lease renewal option is at the Company’s sole discretion. The lease agreement does not include any material residual value guarantees or material restrictive covenants. Lease expense for the three months ended June 30, 2025 and 2024 was $21,155. Lease expense for the six months ended June 30, 2025 and 2024 was $42,310.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term. For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components. As of June 30, 2025 and December 31, 2024, there were leases with an expected term greater than 12 months. The weighted average remaining lease term (in years) is 1.26 and the weighted average discount rate is 3.47%.

Total lease assets and liabilities were as follows:

	June 30,	December 31,
	2025	2024

Operating lease right of use asset	$259,121	$259,121
Less: operating asset lease accumulated depreciation	(169,209)	(128,957)
Net operating lease right of use asset	$89,912	130,164
Current operating lease liability	$92,404	$89,447
Noncurrent operating lease liability	8,042	54,877
Total operating lease liability	$100,446	$144,324

Future minimum lease payments under non-cancelable leases as of June 30, 2025 were as follows:

Amount
Years ending December 31,
2025 (remaining six months)	$46,848
2026	55,358
Total future minimum lease payments	$102,206
Less: interest	1,760
Total lease liability	$100,446

Note 10 - Income Taxes

There was no deferred tax income and no current tax expense for the three and six months ended June 30, 2025.

Deferred tax assets consist of the following components as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
Deferred Tax Asset
Net operating loss carryforwards	$5,190,000	$4,680,000
Internally developed software / Intangibles	830,000	810,000
Furniture and fixtures	(3,000)	4,000
Charitable Contribution Carryforward	3,000	3,000
R&D Tax Credit Carryforwards	59,000	59,000
AZ Refundable R&D Tax Credit	0	0

Net deferred tax assets before valuation allowance	$6,079,000	$5,556,000

Less valuation allowance	(6,079,000)	(5,556,000)

Net deferred tax assets	$0	$0

The Company has a valuation allowance against most of the amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

As of June 30, 2025 and December 31, 2024, the Company had approximately $20,050,552 and $18,060,708, respectively, of federal net operating loss carryforwards available to offset future taxable income. Under current tax law, the federal net operating losses generated do not expire and may be carried forward indefinitely. As of June 30, 2025 and December 31, 2024, the Company has approximately $59,000 of federal and state research and development credits. The remaining federal research and development credit from 2023 will expire in 2043, 2022 will expire in 2042, and the 2021 credits expire in 2041.

Note 11 - Stockholder’s Equity (Deficit)

Equity Incentive Plan

In August 2022, the Board of Directors adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), effective as of August 31, 2022. Awards that may be granted under the 2022 Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards. The purpose of the 2022 Plan is to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business. The 2022 Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan. The Board initially reserved 750,000 shares of common stock issuable upon the grant of awards. Stock options comprise all of the awards granted since the 2022 Plan’s inception.  On February 27, 2024, the stockholders of the Company and the board approved an amendment to the Plan to increase the number of authorized shares of common stock available for issuance under the Plan from 750,000 shares of common stock to 2,250,000 shares of common stock. On September 18, 2024, the stockholders of the Company approved the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan, which further increased the number of shares of common stock reserved for issuance under the Plan to 4,500,000 shares of common stock. As a result of the reverse stock split that occurred on November 16, 2024, the number of shares of common stock reserved for issuance under the plan is 93,750.

As of June 30, 2025, there were 15,408 shares available for grant under the 2022 Plan and the Company had granted 72,318 restricted stock awards and stock options to purchase 6,024 shares of common stock outstanding. The stock options generally vest based on one to four years of continuous service and have ten-year contractual terms. The restricted stock generally vests based on one to two years of continuous service.

Preferred Stock

The Company’s board of directors is authorized to designate the terms and conditions of any preferred stock the Company may issue without further action by the stockholders of the Company.

At The Market Offering Agreement

On December 2, 2024, the Company entered into the At The Market Offering Agreement, dated December 2, 2024 (the “ATM Agreement”), by and between the Company and H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”). Pursuant to the ATM Agreement, the Company may offer and sell, from time to time, shares of common stock, through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the ATM Agreement. As of June 30, 2025, the Company has registered the sale, at its discretion, of shares of common stock in an aggregate offering amount up to $5,072,010 under the ATM Agreement. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell shares of common stock from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the ATM Agreement generally, Wainwright may sell shares of common stock by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act.

The offer and sale of shares of common stock under the ATM Agreement is registered and being conducted pursuant to the Company’s shelf registration statement on Form S-3, which was filed with the SEC on December 2, 2024 (File No. 333-283559) (the “Shelf Registration Statement”), and the related prospectus, as supplemented by prospectus supplements pursuant to Rule 424(b) under the Securities Act. The Shelf Registration Statement was declared effective by the SEC on December 5, 2024. The Company is not obligated to make any sales of shares of common stock under the ATM Agreement and no assurance can be given that the Company will sell any shares of common stock under the ATM Agreement, or, if the Company does, as to the price or amount of shares of common stock that the Company will sell, or the dates on which any such sales will take place.

The Company or Wainwright, under certain circumstances and upon notice to the other, may suspend the offering of shares of common stock under the ATM Agreement. As of June 30, 2025, the offering of shares of common stock pursuant to the ATM Agreement will terminate upon the sale of shares of common stock in an aggregate offering amount equal to $5,072,010, or sooner if either the Company or Wainwright terminates the ATM Agreement.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares of common stock sold pursuant to the ATM Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the ATM Agreement in an amount up to $50,000 and up to $2,500 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the ATM Agreement concerning the Company and the Shelf Registration Statement, prospectus, prospectus supplement and other documents and filings relating to the offering of the shares of common stock. In addition, the Company has agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act.

During the three months ended June 30, 2025, a total of 1,909,205 shares were sold through Wainwright under the ATM Agreement, for gross proceeds of $2,102,516, or net proceeds of $2,032,159, after paying fees and expenses of $70,357 to Wainwright with respect to such sales of shares pursuant to the ATM Agreement. As of June 30, 2025, $8,719 of the maximum aggregate offering amount of $5,072,010 under the ATM Agreement had not been sold.

Share-Based Payment Valuation

The grant date fair value of stock options granted containing service-based vesting conditions and generally vesting in certain increments over time is determined using the Black-Scholes option-pricing model. Prior to the start of trading of the Company’s common stock on November 14, 2023 on the NYSE American LLC stock exchange, the grant-date fair value of the underlying common stock was calculated utilizing a probability-weighted expected return valuation model as of the date the awards are granted. Beginning November 14, 2023, the grant-date fair value of the underlying common stock is calculated utilizing the daily closing price as reported by NYSE American LLC.

No stock options or restricted stock awards were granted or exercised during the current year and thus, only continued vesting of awards granted in the prior year.

The total grant-date fair value of the restricted stock granted during the three and six months ended June 30, 2024 is $119,060 and $835,060, respectively. Stock-based compensation expense during the three and six months ended June 30, 2025 is $137,081. Stock-based compensation expense during the three and six months ended June 30, 2024 is $81,828 and $509,721, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $128,053 as of June 30, 2025.

Note 12 - Commitments and Contingencies

Legal

The Company may be a party to various legal actions arising from the normal course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage and does not believe the outcome of such legal actions will materially affect the Company’s operation and/or financial position.

Collaborative Arrangements

The company has entered into collaborative arrangements with various parties for the cross promotion of technologies and services within certain geographical areas. These arrangements do not commit the Company or the counterpart to any financial obligation. If these arrangements result in a formal project, the Company and the counterparties will receive certain equity consideration in the project or be given first right of refusal to provide their products or services to the projects, as defined by the respective agreements. To date, these arrangements have not resulted in any formal projects.

Note 13 - Related Party Transactions

Daniel Nelson Promissory Notes

During the years ended December 31, 2024 and 2023, the Company entered into various promissory notes with Daniel Nelson, the Chief Executive Officer, Chairman, and a director of the Company. Refer to Note 7 for a discussion of the Daniel Nelson Promissory Notes.

Note 14 - Segment Information

The Company has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the executive team, including the chief executive officer, chief financial officer, chief operating officer, and president. The Company’s CODM reviews gross profit and net cash used in operating activities to evaluate profitability and make strategic decisions. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of budget between advertising and marketing and general and administrative expenses.

Note 15 - Subsequent Events

Entry into a Material Definitive Agreement

On May 27, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“Holdings”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub II”).

The Business Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, the parties will effect a business combination transaction in which: (a) Merger Sub I will merge with and into Signing Day Sports (the “First Merger”), with Signing Day Sports surviving the First Merger as a direct wholly owned subsidiary of Holdings; and (b) Merger Sub II will merge with and into One Blockchain (the “Second Merger” and, together with the First Merger, the “Mergers,” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with One Blockchain surviving the Second Merger as a direct wholly owned subsidiary of Holdings. At the effective time of the First Merger, each outstanding share of common stock of Signing Day Sports, $0.0001 par value per share (collectively, “SGN Shares”), will be automatically canceled and converted into the right to receive a registered common share, $0.01 par value per share, of Holdings (collectively, “Holdings Shares”). Each outstanding Signing Day Sports option and warrant will be assumed by Holdings and converted into options and warrants, respectively, to acquire Holdings Shares, with the same terms and conditions, including exercise price, and each assumed option will immediately become fully vested. At the effective time of the Second Merger, the outstanding membership interests of One Blockchain (collectively, “One Blockchain Membership Interests”) will be canceled and converted into the right to receive a number of Holdings Shares equal to the quotient of the total number of SGN Shares outstanding immediately prior to the First Merger on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of Holdings Shares that the SGN Shares will be converted into the right to receive at the effective time of the First Merger, subject to certain adjustments.

The Business Combination Agreement provides for the issuance of additional Holdings Shares (the “Earnout Shares”) to the members of One Blockchain as of immediately prior to the closing of the Mergers (the “Closing”) if the net income plus interest, taxes, depreciation and amortization of Holdings for the fiscal year ending December 31, 2026 equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of Holdings Shares issued to the members of One Blockchain prior to the One Blockchain Merger, subject to adjustment.

In addition, the Business Combination Agreement provides that Holdings will issue to Maxim Partners LLC (“Maxim”) (or its designees) a number of Holdings Shares equal to 3.5% of the total transaction enterprise value at the Closing, and, if applicable, 3.5% of the Earnout Shares, in accordance with the M&A Advisory Agreement between Blockchain One c/o VCV Digital and Maxim Group LLC dated January 29, 2025. The number of Holdings Shares issued to Maxim (or its designees) will reduce only the equity ownership otherwise allocable to the holders of One Blockchain Membership Interests. The Business Combination Agreement provides that Holdings may adjust the number of Holdings Shares into which the SGN Shares and the One Blockchain Membership Interests may be converted so long as the aggregate number of Holdings Shares that the stockholders of Signing Day Sports are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the Holdings Shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the Holdings Shares to become listed on the NYSE American LLC (the “NYSE American”).

The Closing is subject to the satisfaction or, to the extent permissible, the waiver, of certain conditions, including: (i) the expiration or termination of applicable antitrust waiting periods and any required antitrust consents having been obtained; (ii) approval of the Business Combination Agreement, the Mergers and the other contemplated Transactions by the requisite vote of Signing Day Sports stockholders; (iii) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn; (iv) the approval for listing of the Holdings Shares to be issued pursuant to the Business Combination Agreement on the NYSE American (or another national securities exchange); (v) the absence of any law or order prohibiting the Transactions; (vi) the accuracy of the parties’ representations and warranties and compliance with their covenants, subject to specified materiality standards; (vii) the termination of the employment agreements of each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports without any continuing liability to Signing Day Sports, Holdings, or One Blockchain; (viii) the execution of Executive Consulting Agreements with Holdings or one of its subsidiaries that provide that each of Mr. Smith, Mr. Nelson, and Mr. Hecklinski will be engaged as a consultant for a 24-month term and certain severance compensation; and (ix) other customary closing conditions.

Regulation FD Disclosure

On July 11, 2025, the Company issued a press release announcing the confidential submission of a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”) by BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BlockchAIn”). As previously reported, the Company entered into the Business Combination Agreement expected to result in a reverse merger transaction.

Entry into a Material Definitive Agreement

On July 21, 2025, the Company entered into a Purchase Agreement, dated as of July 21, 2025 (the “Helena Purchase Agreement”), between Signing Day Sports and Helena Global Investment Opportunities 1 Ltd. (“Helena”). Under the Helena Purchase Agreement, the Company has the right, but not the obligation, to direct Helena to purchase up to $10 million (the “Helena Commitment Amount”) in shares of common stock of the Company, subject to the terms and conditions contained in the Helena Purchase Agreement.

Pursuant to the Helena Purchase Agreement, the Company will be required to file a registration statement with the SEC registering the resale of Company common stock and any securities issued or issuable to Helena from time to time under the Helena Purchase Agreement within 30 calendar days of the date of the Helena Purchase Agreement, and to have such registration statement be declared effective by the SEC within 90 calendar days of the date of the Helena Purchase Agreement.

Entry into a Material Definitive Agreement

On July 31, 2025, the Company entered into an Amended and Restated Sponsorship Agreement, dated as of July 31, 2025 (the “Amended and Restated Sponsorship Agreement”), between Goat Farm Sports (“GFS”) and the Company. The Amended and Restated Sponsorship Agreement provides for (i) a reduced term, which shall now terminate on December 31, 2025, (ii) a carve-out to the exclusivity provision permitting GFS to partner with CurvAI for the 2025 Bowl (as defined in the January 2025 Form 8-K), and (iii) amendments to the provisions in the Sponsorship Agreement relating to the Sponsorship Payments (as such term was defined by the Sponsorship Agreement), which, under the Amended and Restated Sponsorship Agreement, now provide for the Company to pay $150,000 to GFS by January 30, 2025, which has been paid, $50,000 to be paid to GFS on or before September 1, 2025, and $100,000 to be paid to GFS on or before December 21, 2025, reduced by the total of each earned but unpaid $60 stipend for the 2025 Bowl, and further provided that if the total of each earned but unpaid stipend exceeds $100,000, then no such payment shall be due, and GFS will pay the difference between earned but unpaid stipends and $100,000 to the Company by December 22, 2025.

We have evaluated subsequent events through August 12, 2025, the date the financial statements were available to be issued. Based on our evaluation, no additional events than listed above have occurred that would require adjustment to or disclosure in the financial statements.

BV Power Alpha LLC

Financial Statements for the Successor period from February 8, 2024 to December 31, 2024, the Predecessor period from January 1, 2024 to February 7, 2024, and the year ended December 31, 2023 (Predecessor) (Restated), and Report of Independent Registered Public Accounting Firm (PCAOB ID 52)

BV POWER ALPHA LLC

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 52)	F-60

Financial Statements for the Successor period from February 8, 2024 to December 31, 2024, the Predecessor period from January 1, 2024 to February 7, 2024, and the year ended December 31, 2023 (Predecessor) (Restated)

Balance Sheets as of December 31, 2024 (Successor) and 2023 (Predecessor) (Restated)	F-62

Statements of Income for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) (Restated)	F-63

Statements of Members’ Equity for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) (Restated)	F-64

Statements of Cash Flows for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) (Restated)	F-65

Notes to Financial Statements for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) (Restated)	F-66 - F-77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of BV Power Alpha, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BV Power Alpha, LLC (the” Company”) as of December 31, 2024 (Successor) and 2023 (Predecessor), and the related statements of income, members equity and cash flows for the successor period from February 8, 2024 to December 31, 2024, the Predecessor period from January 1, 2024 to February 7, 2024 and the year ended December 31, 2023 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the years ended December 31, 2023 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Restatement of the Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated to correct for misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 5, the Company underwent a change in control that resulted in pushdown accounting and required the Company to assess the fair value of the assets and liabilities of the Company and resulting goodwill on the date of the change in control transaction.

The primary procedures we performed to address this critical matter included:

●	Obtaining the accounting memorandum for such transaction and concluding on the accounting treatment and relevant assets and liabilities subject to fair value

●	Verifying the reasonableness of the fair value of the Company on the date of the acquisition as well as the fair value of the assets and liabilities to determine goodwill recognized with the transaction

●	Assessing the reasonableness of the valuation performed on the Company’s property and equipment, as well as the skills, knowledge and expertise the third-party valuation expert who prepared such valuation

As described in Note 3, the Company has a complex estimate related to an annual true-up adjustment of utility costs from the Company’s third-party utility provider that is billed well after year-end.

The primary procedures we performed to address this critical matter included:

●	Verifying the mathematical accuracy of the Company’s estimate calculation and the key inputs used to determine such estimate

●	Assessing the reasonableness of assumptions and inputs used to determine such estimate

As described in Note 3, the Company has a significant allowance for credit losses and bad debt expense as a result of partial and non-payments from the Company’s customers.

The primary procedures we performed to address this critical matter included:

●	Obtaining the Company’s accounting for credit losses memo and reviewing related accounting considerations

●	Testing the Company’s allowance for credit losses based upon Company prepared reconciliations and subsequent cash collections

●	Performing an annual analysis to roll-forward the allowance for credit losses and bad debt expense both 2023 and 2024.

/s/ Berkowitz Pollack Brant Advisors + CPAs

We have served as the Company’s auditor since 2025.

West Palm Beach, FL

May 27, 2025 (August 28, 2025 as to the effects of the restatement discussed in Note 2)

BV Power Alpha LLC

Balance Sheets (Restated)

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Assets

Current assets:
Cash and cash equivalents	$131,107	$4,722,904
Accounts receivable, net	359,361	1,770,727
Accounts receivable - related party	370,405	4,109
Loan receivable - related party	1,045,315	-
Assets held for sale	64,286	164,286
Other current assets	60,071	22,048
Total current assets	2,030,545	6,684,074

Property, plant and equipment, net	7,356,397	6,225,530
Goodwill	4,851,136	-
Operating lease right-of-use assets	188,936	294,884
Total assets	$14,427,014	$13,204,488

Liabilities and members' equity:

Current liabilities:
Accounts payable and accrued expenses	$1,855,889	$1,474,206
Contract liabilities	1,666,580	1,389,000
Loans payable - related party	18,750	-
Current portion of operating lease liabilities	107,409	105,949
Other current liabilities - customer deposits	-	65,000
Total current liabilities	3,648,628	3,034,155

Operating lease liabilities, net of current portion	81,528	188,937

Total liabilities	3,730,156	3,223,092

Commitments and contingencies (see Note 8)
Members' equity	1,086,394	6,021,243
Retained earnings	9,610,464	3,960,153
Total member's equity	10,696,858	9,981,396
Total liabilities and members’ equity	$14,427,014	$13,204,488

See accompanying notes to the financial statements

BV Power Alpha LLC

Statements of Income (Restated)

	Successor	Predecessor
	Period from February 8, 2024 to December 31, 2024	Period from January 1, 2024 to February 7, 2024	Year Ended December 31, 2023

Revenues	$24,087,488	$2,724,724	$27,889,809

Costs and operating expenses:
Cost of revenues	13,152,550	1,567,058	14,466,116
Depreciation and amortization	589,516	239,330	2,266,588
Provision for credit losses	3,267,485	640,404	3,908,116
Selling, general and administrative expenses	1,571,753	134,525	1,726,098
Total costs and operating expenses	18,581,304	2,581,317	22,366,918

Income from operations	5,506,184	143,407	5,522,891

Other income (expense)
Impairment charges	-	-	(293,732)
Loss on disposal of assets held for sale	-	-	(29,300)
Other Income/(expense), net	720	-	14,282
Total other income (expense)	720	-	(308,750)
Net Income	$5,506,904	$143,407	$5,214,141

See accompanying notes to the financial statements.

BV Power Alpha LLC

Statements of Members’ Equity (Deficit)

For the Years Ended December 31, 2024 (Successor) and 2023 (Predecessor) (Restated)

Predecessor
	Member's Equity	Retained Earnings	Total
Balance at January 1, 2023	$7,574,207	$(1,253,988)	$6,320,219
Net Income (loss)	-	5,214,141	5,214,141
Member distributions	(1,552,964)	-	(1,552,964)
Balance at December 31, 2023	$6,021,243	$3,960,153	$9,981,396
Net Income (loss)	-	143,407	143,407
Member contributions	3,024,242	-	3,024,242
Member distributions	(6,686,808)	-	(6,686,808)
Balance at February 7, 2024	$2,358,677	$4,103,560	$6,462,237
Successor
	Member's Equity	Retained Earnings	Total
Balance at February 8, 2024	$2,358,677	$4,103,560	$6,462,237
Net Income (loss)	-	5,506,904	5,506,904
Member contributions	81,452	-	81,452
Impact of push down accounting - Goodwill	4,851,136	-	4,851,136
Impact of push down accounting - PPE	1,810,558	-	1,810,558
Member distributions	(8,015,429)	-	(8,015,429)
Balance at December 31, 2024	$1,086,394	$9,610,464	$10,696,858

See accompanying notes to the financial statements

 BV Power Alpha LLC

Statements of Cash Flows (Restated)

	Successor	Predecessor
	Period from February 8, 2024 to December 31, 2024	Period from January 1, 2024 to February 7, 2024	Year Ended December 31, 2023
Cash flows from operating activities:

Net income	$5,506,904	$143,407	$5,214,141
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of property, plant and equipment	-	-	29,300
Depreciation and amortization	589,516	239,330	2,266,588
Impairment loss	-	-	293,732
Provision for credit losses	3,267,485	640,404	3,908,116
Changes in operating assets and liabilities:
Accounts receivable	(991,999)	(1,870,820)	(5,516,631)
Other current assets	1,344,752	(1,382,772)	48,273
Accounts payable and accrued expenses	(264,003)	645,683	(1,283,125)
Contract liabilities	(289,820)	567,400	(567,400)
Customer deposits	(80,000)	15,000	65,000
Net cash provided by (used in) operating activities	9,082,835	(1,002,368)	4,457,994

Cash flows from investing activities:

Purchase of assets held for sale	-	-	(44,018)
Purchase of property, plant and equipment	(91,216)	(57,940)	(380,191)
Proceeds from sale of assets held for sale	100,000	-	36,000
Investment is loan receivable - related party	(1,045,315)	-	-
Net cash used by investing activities	(1,036,531)	(57,940)	(388,209)

Cash flows from financing activities:

Proceeds from a related party loan	18,750	-	-
Contributions from members	81,452	3,024,242	-
Distributions to members	(8,015,429)	(6,686,808)	(1,552,964)
Net cash used by financing activities	(7,915,227)	(3,662,566)	(1,552,964)

Net increase in cash and cash equivalents	131,077	(4,722,874)	2,516,821

Cash and cash equivalents, beginning of period	30	4,722,904	2,206,083

Cash and cash equivalents, end of period	$131,107	$30	$4,722,904
Supplemental disclosure of cash flow information:
Goodwill recognized due to change in control transaction	4,851,136	-	-
Property, plant, and equipment revaluation due to change in control transaction	1,810,558	-	-

See accompanying notes to the financial statements.

BV POWER ALPHA LLC

NOTES TO FINANCIAL STATEMENTS (RESTATED)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

BV Power Alpha LLC (the “Company” or “BV Power”) is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high-performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (AI), and high-performance data processing.

The Company’s core operations include hosting services, leasing space, power capacity, and equipment within its data center facility to customers requiring computing power. The Company also offers modular digital asset mining containers for lease or purchase, along with related hardware and support services.

Effective May 19, 2025, the Company legally changed its name from BV Power LLC to One Blockchain LLC. This change was made to reflect the Company’s evolving strategic focus and branding. The name change is administrative in nature and does not have a material impact on the Company’s financial position, results of operations, or cash flows.

2.	RESTATEMENT OF AUDITED FINANCIAL INFORMATION

During the current year, the Company revised its financial statement presentation to reflect both predecessor and successor periods, providing a clearer view of financial performance following a significant structural change. This change was driven by the Company’s election to apply pushdown accounting in accordance with ASC 805-50-25-4 through 25-7, resulting in a new basis of accounting and the creation of a new reporting entity as of February 7, 2024. Accordingly, the predecessor period (January 1, - February 7 2024) is presented under the historical cost basis and the success period as of February 8, 2024 is presented under the fair value basis. These changes were made to ensure the financial statements more accurately represent the Company’s financial position and results of operations.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (the “SEC”).

Due to the application of step acquisition accounting, the Company’s financial statements are presented using the Predecessor–Successor reporting format. Financial information for the period from January 1, 2024, through February 7, 2024 and December 31, 2023 are labeled as “Predecessor,” representing the operations of the acquired entity prior to the business combination. Financial information from February 8, 2024, onward is labeled as “Successor,”. The Successor financial statements incorporate the fair value of assets acquired and liabilities assumed as of the acquisition date.

This presentation provides users with a clear distinction between the financial results before and after the acquisition, consistent with the requirements of Accounting Standards Codification (“ASC”) 805. For additional details regarding the acquisition and the fair value measurements, refer to “Note 5. Business Combinations.”

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility true-up adjustment

BV Power procures electricity through a local utility provider that oversees the purchasing, billing, and reconciliation of utility costs. Under this arrangement, BV Power undergoes an annual true-up adjustment to reconcile estimated energy costs with actual consumption and final rates provided by the local utility provider. As of December 31, 2024 (Successor), the estimated true-up accrual expense for the year is $49,277, which is included as a reduction in cost of revenues in the accompany statements of operations which reflects the anticipated adjustment for the energy usage and rates. For the year ended December 31, 2023 (Predecessor), the true-up resulted in a refund of $1,360,635 which, is included as a reduction in cost of revenues in the accompany statements of operations.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies operating in the industry.

Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact Company’s operations and financial performance.

The Company may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in assessing performance and allocating resources. The Company, through its Chief Executive Officer in his role as chief operating decision-maker, views Company operations and manages the business as one operating segment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the promised goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. In determining whether goods or services are distinct, the Company evaluates certain criteria, including whether () the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (capable of being distinct) and (ii) the good or service is separately identifiable from other goods or services in the contract (distinct in the context of the contract).

The Company then determines the transaction price, which is the amount of consideration it expects to be entitled from a customer in exchange for the promised goods or services for each performance obligation and recognizes the associated revenue as each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which it expects to be entitled. Variable consideration includes payments in the form of collaboration milestone payments. If an arrangement includes collaboration milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price.

The Company’s contract to supply equipment, power capacity, and space within its data center facility is accounted for as a single performance obligation. Revenue is recognized over time as the Company’s contractual performance obligation is satisfied. The contract includes a variable element whereby contract revenue is adjusted monthly based on actual power usage compared to the fixed base specified in the contract. The Company accounts for these variable elements in the period incurred.

The Company’s main customer is billed monthly, in advance of services provided, in accordance with the agreed-upon contractual terms. Billings are typically collected within 30 days. The timing of revenue recognition, billings, and cash collections results in deferred revenue (“Contract liabilities”) in the accompanying balance sheets. Effective March 31, 2024, the Company and its main customer entered into an agreement to replace the main customer with a separate, unrelated customer on June 30, 2024. The separate, unrelated customer currently subcontracts approximately 50% of the main customer’s contract.

The Company did not bill its main customer for the variable portion of energy usage due to the annual true-up adjustment process to account for actual energy usage over the prior 12-month period, which occurs in the month of June every year. Revenue related to this variable portion is recognized upon true-up adjustment invoicing.

The Company’s other customer is billed monthly, in arrears of services provided, in accordance with the agreed-upon contractual terms. The Company requires a security deposit that is subject to increases based upon the customer’s energy usage. Billings are typically collected within 30 days. The timing of revenue recognition, billings, and cash collections results in accounts receivable and customer deposits in the accompanying balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist of cash and cash equivalents, accounts receivable and loan receivable. The carrying value of all these financial instruments approximates fair value. The amount of cash on deposit with the financial institution did not exceed the $250,000 federally insured limit as of December 31, 2024 (Successor). However, as of December 31, 2023 (Predecessor), the Company had approximately $4,473,000 on deposit in excess of insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on its cash.

Approximately 98% of the Company’s revenues for the period from February 8, 2024 to December 31, 2024 (Successor), and 96% for the period from January 1, 2024 to February 7, 2024 (Predecessor) and 99% for the year ended December 31, 2023 (Predecessor), respectively, were derived from one primary customer, Blue Ridge. It is important to note that Blue Ridge services a broader customer base, and the revenue from Blue Ridge is further distributed across several subtenants within their customer pool. Therefore, while the Company has significant revenue concentration from Blue Ridge, the revenue is not solely dependent on a single end customer but is instead spread across various subtenants of Blue Ridge.

Approximately 50% of this revenue concentration is derived from a subcontract between Blue Ridge and a separate unrelated customer. As of December 31, 2024 (Successor), the Company was engaged in buyout negotiations with a separate unrelated customer to potentially replace its main customer. See Note 10 – Subsequent Events for further details.

Approximately 100% of the Company’s cost of services for the period from February 8, 2024 to December 31, 2024 (Successor), 99% for the period from January 1, 2024 to February 7, 2024 (Predecessor) 89% for the year ended December 31, 2023 (Predecessor), respectively, were from one energy provider. Approximately 69% and 94% of the Company’s accounts payable and accrued expenses as of December 31, 2024 (Successor), and 2023 (Predecessor), respectively, were due to this energy provider.

As of December 31, 2024 (Successor), the Company had a loan receivable of $1,045,315 from member VCV Digital. The Company believes the loan is fully collectible.

The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Cash and Cash Equivalents

Cash and Cash equivalents includes all cash balances and highly liquid investments with original maturities of three months or less. The Company classifies these items as current assets in balance sheet. In accordance with ASC 230-10-50-1, cash and cash equivalents are presented in the cash flow statement. The Company had $131,107 in cash as of December 31, 2024 (Successor) and $4,722,904 as of December 31, 2023 (Predecessor).

Accounts Receivables

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”) and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical, current and reasonable supportable forecast of the net trade receivables. The Company compares the amounts ultimately collected to the total historical billings to provide a reasonable base in the foreseeable future, subject to any significant changes in economic or other factors, to calculate the estimated non-collections for historical customer billings. The Company has one large customer, for which the probability of credit losses is assessed to be 100% based on historical information. As of December 31, 2024 (Successor), and 2023 (Predecessor), the Company had a reserve for expected credit loss of $8,105,825 and $3,908,116, respectively.

Property, Plant and Equipment, Net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Major improvements that enhance the functionality or extend the asset’s useful life are capitalized, while routine maintenance and repairs are expensed as incurred. Upon disposal or retirement, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. As of December 31, 2024 (Successor), and 2023 (Predecessor), the Company had 9 and 23 mining containers, respectively, classified as held for sale. Additionally, as of December 31, 2024, (Successor) and 2023 (Predecessor), the Company had 8 containers in operations, which are included in the property, plant, and equipment on the accompanying balance sheets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Property, plant, and equipment	Years
Computers/IT	3
Equipment	11
Leasehold improvements	Shorter of useful life or life of lease
Transformers	13
Mining containers	13

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment exist, the Company evaluates recoverability by comparing the carrying amount of the asset to its estimated undiscounted future cash flows. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized based on the asset’s fair value. As of December 31, 2023 (Predecessor), the Company determined that the estimated market value of its mining containers was less than cost. The Company recorded impairment losses of $293,732, which is recorded in other income (expense) in the accompanying statements of income.

Assets Held for Sale

The Company classifies long-lived assets as held for sale when management has approved and committed to a formal plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer has been initiated, the sale is probable and expected to be completed within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value, and it is unlikely that significant changes to the plan will be made or withdrawn. Upon classification as held for sale, the asset is measured at the lower of its carrying amount or fair value less costs to sell, and depreciation ceases. If the carrying amount exceeds fair value less costs to sell, an impairment loss is recognized in the period the held-for-sale criteria are met, while gains on sale are recognized only upon completion of the transaction. The Company assesses the fair value of assets held for sale at each reporting period until the asset is sold or reclassified as an operating asset if it no longer meets the held-for-sale criteria.

Goodwill

Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually in the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded with respect to goodwill for the period from February 8, 2024 to December 31, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor), or for the year ended December 31, 2023 (Predecessor).

Leases

Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit interest rate when it is readily determinable. In the absence of an implicit interest rate, management has elected the practical expedient to use an incremental borrowing rate as the discount rate.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Members’ Equity

The Company’s ownership is comprised of two members with membership interest of 50% each as of December 31, 2024 (Successor) and 2023 (Predecessor).

Income Taxes

The Company is a limited liability company and is not subject to income taxes. The members include the Company’s taxable income or loss in their personal income tax returns. As a result, no income tax provision is included in the accompanying financial statements. Transactions for which tax deductibility or the timing of deductibility is uncertain are reviewed based on their technical merits in determining distribution of the Company’s income. Penalties and interest assessed by income taxing authorities are included in selling, general, and administrative expenses. No interest or penalties were recognized for the period from February 8, 2024 to December 31, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor), or for the year ended December 31, 2023 (Predecessor).

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Effective January 1, 2023, the Company adopted Accounting Standards Update No. (“ASU”) 2016-13, Financial Instruments – Credit Losses, with updated guidance for the accounting for credit losses for financial instruments. The updated guidance applies a credit loss model (current expected credit losses) for determining credit-related impairments for financial instruments measured at amortized cost and requires an entity to estimate the credit losses expected over the life of an exposure. The estimate of expected credit losses considers both historical and current information, as well as reasonable and supportable forecasts, including estimates of prepayments. The expected credit losses and subsequent adjustments to such losses are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value presented on the balance sheet at the amount expected to be collected. The adoption of this standard did not have a material impact on the financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. Under the standard, the accounting guidance improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The standard is not expected to have a significant impact on the Company’s financial statements.

The Company was not subject to, nor did it adopt, any new accounting pronouncements during the Successor period from February 8, 2024 to December 31, 2024, the Predecessor period from January 1, 2024 to February 7, 2024, or the year ended December 31, 2023 (Predecessor), that had a material impact on its financial condition, results of operations, or cash flows.

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following:

	Successor	Predecessor
	December 31, 2024	December 31, 2023

Computers / IT	$164,751	$725,128
Equipment	3,424,371	3,637,129
Leasehold improvements	2,846,345	3,033,880
Transformers	1,554,533	1,667,613
	7,990,000	9,063,750
Accumulated depreciation and amortization	(633,603)	(2,838,220)
Total	$7,356,397	$6,225,530

Depreciation expense was $589,516 for the period from February 8, 2024 to December 31, 2024 (Successor), $239,330 for the period from January 1, 2024 to February 7, 2024 (Predecessor), and $2,266,588 for the year ended December 31, 2023 (Predecessor).

Asset held for sale

As of December 31, 2024 (Successor), the Company had 9 mining containers classified as held for sale, and as of December 31, 2023 (Predecessor), the Company had 23 mining containers classified as held for sale. These containers are measured at the lower of their carrying amount or fair value less costs to sell, in accordance with ASC 360-10.

During the Successor period from February 8, 2024, to December 31, 2024 (Successor), and for the year ended December 31, 2023 (Predecessor), the Company sold 14 and 2 mining containers, respectively, generating total proceeds of $100,000 and $36,000. No gain or loss was recognized on these sales as they were sold at cost. Depreciation ceased on these containers once they were classified as held for sale.

Impairment

The Company evaluated its mining containers for impairment. As of December 31, 2023 (Predecessor), the Company assessed the recoverability of its mining containers and determined that the estimated selling value was lower than the cost. Accordingly, the Company impaired a portion cost of its mining containers. As a result, the Company recognized an impairment loss of $293,732 for the year ended December 31, 2023 (Predecessor). This impairment is recorded in Other Income (Expense) in the accompanying Statements of Income.

5.	BUSINESS COMBINATION AND CONTROL OBTAINED BY A RELATED PARTY

Effective February 7, 2024, the Company underwent a change in control due to a step acquisition by VCV Digital Solutions LLC. VCV Digital Solutions acquired 50% of the issued and outstanding membership interest of the Company from a related party, adding to its existing 45% indirect interest held through its subsidiary, Tiger Cloud LLC. As a result, VCV Digital Solutions, via Tiger Cloud LLC, obtained full control of the Company.

Although the transaction involved entities under common ownership, the Company evaluated the nature of the transaction and determined that it does not meet the criteria for a common control transaction under ASC 805-50-25-5 through 25-6. Prior to the acquisition, VCV Digital Solutions held significant influence but did not have control. The acquisition of the remaining 50% interest resulted in a substantive change in control and governance. Therefore, this transaction is not considered a common control transaction.

The Company elected to apply pushdown accounting in accordance with ASC 805-50-25-4 through 25-7, resulting in a new basis of accounting and the creation of a new reporting entity as of February 7, 2024.

The Company has revised its financial statement presentation to separately reflect the predecessor and successor periods in accordance with ASC 805-50. The predecessor period (January 1 - February 7, 2024) is presented under the historical cost basis, and the successor period (February 8 - December 31, 2024) is presented under the new fair value basis resulting from the application of pushdown accounting.

The total purchase consideration for the additional 50% interest was $7,684,150. As a result of the step acquisition, the assets and liabilities of the Company were revalued at fair value. The following adjustments were made:

●	Property, Plant and Equipment: increased by $1,810,558 to reflect fair value.

●	Goodwill: Recognized at $4,851,136 as the excess of the purchase price over the fair value of net identifiable assets.

The impact of these adjustments is reflected in the accompanying balance sheet as of December 31, 2024. The Company expects increased depreciation and amortization expenses in future periods due to the revaluation of assets.

The goodwill recognized in this transaction represents the excess consideration paid over the identifiable net assets, reflecting expected synergies, future economic benefits, and the value of the acquired business operations. In accordance with ASC 350 – Intangibles – Goodwill and Other, goodwill is not amortized but is subject to an annual impairment assessment, or more frequently if indicators of impairment arise. As of December 31, 2024 (Successor), the Company has assessed that no impairment indicators exist, and goodwill remains recorded at its carrying amount.

6.	REVENUE

The Company generated revenue from hosting services which represents sole its revenue stream. Given that all revenue is derived from this single source, no further disaggregation is necessary. See Note 3, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies.

Contract Liabilities (Deferred Revenues)

Contract liabilities consist of amounts received from customers for which revenue has not been recognized. These amounts are classified as deferred revenue on the accompanying balance sheet and recognized as revenue as the related services performed.

The following table presents the change in the Company’s contract liabilities as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor):

	Successor	Predecessor
	December 31, 2024	December 31, 2023

Balance at the beginning of the year	$1,389,000	$1,956,400
Deferred during the year	1,956,400	1,389,000
Recognized as revenue during the year	(1,678,820)	(1,956,400)
Balance at the end of the year	$1,666,580	$1,389,000

Current	$1,666,580	$1,389,000
Non-current	-	-

As of December 31, 2024 (Successor), the Company expects to realize substantially all the deferred revenue within 12 months and accordingly, these amounts are classified as current liabilities. There were no significant changes to contract terms, refund policies, or performance obligations during the periods presented. The Company had no material contract assets as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor).

7.	LEASES

The Company leases land under a ground lease agreement to support its data center facility. Lease payments are made in cash in accordance with the lease terms. ROU assets consisted of the following:

	Successor	Predecessor
	December 31, 2024	December 31, 2023

Operating ROU	$188,936	$294,884

As of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), the weighted-average remaining lease term for operating leases was 1.75 years and 2.75 years, respectively. As of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), the weighted-average discount rate for operating leases was 1.37%.

The lease agreement includes extension options, which may extend the lease beyond the original period. The Company has not included the potential impact of these extension options in the calculation of the lease term or related lease liabilities.

During the period from February 8, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to February 7, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor), the Company made cash payments to reduce its operating lease liabilities of approximately $97,652, $11,348, and $109,000, respectively.

Future minimum non-cancelable lease commitments under this lease are as follows:

Operating
2025	$109,200
2026	81,900
Total undiscounted cash flows	191,100
Less, present value discount	(2,164)
Total lease obligations	$188,936

8.	COMMITMENTS AND CONTINGENCIES

Energy Contract

The Company has an energy services contract with a third party, which expires in October 2026. Under the terms of the agreement, the Company is committed to pay a minimum of $256,000 monthly for energy used in the previous month. Usage in excess of $256,000 is invoiced to the Company in arrears on a monthly basis. The Company may terminate this agreement prior to its expiration date for an early termination fee of $400,000.

Customer Contracts

As of December 31, 2024, the Company had a contract with its main customer to provide access to the data center facility, equipment, and power supply through April 2026. As disclosed in Note 10 – Subsequent Events, in May 2025, VCV acquired 100% of the equity interest in Blue Ridge, making it a wholly-owned subsidiary. Concurrently, Blue Ridge sold the Antbox containers to BV Power, which continues to provide services to Blue Ridge’s end customer under the existing arrangement.

Letter of Credit

As security for the energy contract, a related party has entered a stand-by letter of credit (“LC”) arrangement with its financial institution totaling $3,000,000 on behalf of the Company for the benefit of the third-party energy provider.

The LC is renewed annually and is secured by a certificate of deposit (CD), which also supports the Company’s surety bond obligations. As of the financial statement issuance date, the LC remains in place and is ongoing.

Other litigations

The Company is involved, from time to time, in litigation, other legal claims, and proceedings involving matters associated with or incidental to its business, including, among other things, matters involving credit card fraud, trademarks and other intellectual property, licensing, taxation, and employee relations. The Company believes at present that the resolution of currently pending matters will not, individually or in aggregate, have a material adverse effect on its financial statements. However, the Company’s assessment of any current litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

In the normal course of business, the Company may enter into certain guarantees or other agreements that provide general indemnifications. The Company has not made any significant indemnification payments under such agreements in the past and does not currently anticipate incurring any material indemnification payments.

Consultant Agreement

The Company has a 5% profit share agreement with an unrelated third-party consultant. As part of this agreement, upon sale of the Company the consultant is also entitled to a payout based on the Company’s cash flows and a reasonable market multiple, as defined by the agreement. As of the date the financial statements, there were no agreements to sell the Company. During 2023, the Company made pre-payments of approximately $9,000, respectively, related to the profit-sharing portion of the agreement, which is included in other current assets in the accompanying balance sheet. During 2023, the consultant filed a lawsuit against the Company regarding the definition of profit and amounts owed under the agreement, recorded in other current assets on the balance sheet. During the period from February 8, 2024 to December 31, 2024 (Successor), the Company fully settled the consultant’s claim for $300,000, resolving all the outstanding obligations under the agreement. As of December 31, 2024 (Successor), the profit-sharing agreement is terminated, and there are no further liabilities or commitments related to this matter.

9.	RELATED PARTY TRANSACTIONS

The Company reimbursed one of its members approximately $286,000 during the period from February 8, 2024 to December 31, 2024 (Successor), $33,000 during the period from January 1, 2024 to February 7, 2024 (Predecessor), and $432,000 for the year ended December 31, 2023 (Predecessor) for selling, general, and administrative expenses made for the benefit of the Company.

As of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), approximately $334,000 and $45,000, respectively, was due to a member and is included in accounts payable and accrued expenses.

As of December 31, 2024 (Successor), the Company had a loan receivable of $1,045,315, which relates to funds loaned to VCV Digital Infrastructure Holdings to support its surety bond requirements. Specifically, BV Power Alpha LLC provided funds for a certificate of deposit (CD) in VCV Digital Solutions, LLC and to increase the letter of credit (LC) and surety bond. The loan is non-interest-bearing and is expected to be repaid based on contractual agreements between the parties. The Company considers the credit risk to be mitigated by the collateral value of the CD and the increased surety bond securing the loan. The Company evaluates the recoverability of loan receivables on an ongoing basis, considering factors such as the financial condition of the borrower and collateral value. As of December 31, 2024 (Successor), no allowance for credit losses has been recorded, as management believes the loan is fully recoverable.

Additionally, the Company had a loan payable to a related party totaling $18,750. These transactions were made during the period from February 8, 2024 to December 31, 2024 (Successor), and there were no such balances as of December 31, 2023 (Predecessor).

As of December 31, 2024 (Successor), the Company had receivables from related parties totaling $370,405, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $35,500 due from Atlas Cloud AI LLC, $39,558 due from Tiger AIDC LLC, $26,315 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions. These balances reflect transactions related to the Company’s ongoing business operations and financial arrangements with related entities.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In May 2025, VCV, a related party, entered into a purchase agreement to acquire 100% of the equity interest in Blue Ridge Digital Mining, LLC, making it a wholly-owned subsidiary. Concurrently, Blue Ridge sold the Antbox containers to BV Power for the agreed consideration. The purchase consideration is $2,332,000, payable in equal monthly installments of $97,167 from August 15, 2025, through August 15, 2027. This transaction has been accounted in respective period of financial statements as an asset acquisition under common control in accordance with ASC 805-50, as both the Company and the seller are ultimately controlled by VCV.

This purchase transaction of Antbox containers by BV Power is accounted for as an asset acquisition under common control in accordance with ASC 805-50, as both the Company and the seller are ultimately controlled by VCV. The Antboxes were delivered and accepted during Q2 2025 and accordingly capitalized within Property, Plant and Equipment.

In April 2025, the Company entered into a Letter of Intent (LOI) with Signing Day Sports, Inc. (“SDS”) outlining the terms and conditions of a proposed transaction in which BV Power would sell certain assets to SDS. This proposed transaction, subject to mutual agreement and the completion of a satisfactory due diligence review, is expected to close in the second half of 2025.

As outlined in the LOI, the transaction will involve the merger of BV Power into a newly formed subsidiary of SDS, and SDS will become a publicly traded company. The parties are currently working through the due diligence process, and the transaction is expected to be subject to the approval of both companies’ boards of directors and their respective shareholders. Management has determined that the execution of the LOI and the anticipated transaction do not require any adjustments to the financial statements as of the date of the issuance of these financial statements. The final financial impact of the transaction will be reflected in future periods, upon completion and closing of the transaction.

On July 11, 2025, the Company announced that Blockchain had confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”). The transaction remains subject to closing conditions and had not been finalized as of the date of the audit report issuance.

One Blockchain LLC

Unaudited Condensed Financial Statements

Balance Sheets as of June 30, 2025 (Successor), and December 31, 2024

Condensed Statements of Operations and Statement of Changes in Members’ Equity for the three and six months ended June 30, 2025 (Successor), and for the three months ended June 30, 2024 (Predecessor for the period January 1 to February 7, 2024 and Successor for the period February 8 to June 30, 2024); and Condensed Statements of Cash Flows for the six months ended June 30, 2025 (Successor), the period from February 8 to June 30, 2024 (Successor), and the period from January 1 to February 7, 2024 (Predecessor).

ONE BLOCKCHAIN LLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of One Blockchain LLC

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed balance sheet of BV Power Alpha, LLC (“the Company”) as of June 30, 2025 (Successor), and the related condensed statements of operations and members’ equity for the three and six-month periods ended June 30, 2025 and for the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor) and cash flows for the six-month periods ended June 30, 2025 and for the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), and the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modification that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Basis for Review Results

These interim financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

/s/ Berkowitz Pollack Brant Advisors + CPAs

West Palm Beach, FL

August 28, 2025

One Blockchain LLC

Condensed Balance Sheets

	June 30, 2025 (Unaudited)	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,457	$131,107
Accounts receivable, net	148,942	359,361
Accounts receivable - related party	1,106,451	370,405
Loan receivable - related party	49,169	1,045,315
Assets held for sale	-	64,286
Other current assets	23,151	60,071
Total current assets	1,329,170	2,030,545

Property, plant and equipment, net	9,331,416	7,356,397
Goodwill	4,851,136	4,851,136
Operating lease right-of-use assets	135,415	188,936
Total assets	$15,647,137	$14,427,014

Liabilities and members' equity:
Current liabilities:
Accounts payable and accrued expenses	$2,039,670	$1,855,889
Accounts payable - related party	470,305	-
Contract liabilities	28,063	1,666,580
Loans payable - related party	18,750	18,750
Current portion of consideration payable	1,068,837	-
Current portion of operating lease liabilities	108,147	107,409
Other current liabilities - customer deposits	247,624	-
Total current liabilities	3,981,396	3,648,628
Consideration payable, net of current portion	1,263,163	-
Operating lease liabilities, net of current portion	27,269	81,528
Total liabilities	5,271,828	3,730,156

Commitments and contingencies (see Note 7)
Members' Equity	817,879	1,086,394
Retained earnings	9,557,430	9,610,464
Total members’ equity	10,375,309	10,696,858
Total liabilities and members’ equity	$15,647,137	$14,427,014

See accompanying notes to the unaudited condensed financial statements

One Blockchain LLC

Condensed Statements of Operations

(Unaudited)

	Successor				Predecessor
	For the Three Months Ended June 30,		For the Six Months Ended June 30,	Period from February 8, 2024 to June 30,	Period from January 1, 2024 to February 7,
	2025	2024	2025	2024	2024

Revenues	$6,609,430	$6,737,556	$13,807,387	$10,759,178	$2,724,724

Costs and operating expenses:
Cost of revenues	4,196,007	3,913,444	7,469,329	6,203,481	1,567,058
Depreciation and amortization	193,809	172,113	356,981	241,507	239,330
Provision for credit losses	1,864,803	1,851,459	4,563,118	302,366	640,404
Selling, general and administrative expenses	896,623	345,263	1,533,346	453,266	134,525
Total costs and operating expenses	7,151,242	6,282,279	13,922,774	7,200,620	2,581,317

Income (loss) from operations	(541,812)	455,277	(115,387)	3,558,558	143,407

Other income (expense)
Gain on disposal of assets held for sale	-	-	67,714	-	-
Other income (expense), net	-	720	(5,360)	720	-
Total other income (expense)	-	720	62,354	720	-

Net Income (loss)	$(541,812)	$455,997	$(53,033)	$3,559,278	$143,407

See accompanying notes to the unaudited condensed financial statements.

One Blockchain LLC

Condensed Statements of Members’ Equity

For the Three and Six Months Ended June 30, 2025

(Unaudited)

Successor
	Members’ Equity	Retained Earnings	Total
Balance at January 1, 2025	$1,086,394	$9,610,464	$10,696,858
Net Income	-	488,778	488,778
Member contributions	296,085	-	296,085
Member distributions	(744,000)	-	(744,000)
Balance at March 31, 2025	$638,479	$10,099,242	$10,737,721
Net Income	-	(541,812)	(541,812)
Member contributions	878,000	-	878,000
Member distributions	(698,600)	-	(698,600)
Balance at June 30, 2025	$817,879	$9,557,430	$10,375,309

One Blockchain LLC

Condensed Statements Members’ Equity - continued

For the Three and Six Months Ended June 30, 2024

(Unaudited)

Predecessor

	Members’ Equity	Retained Earnings	Total
Balance at January 1, 2024	$6,021,243	3,960,153	$9,981,396
Net Income	-	143,407	143,407
Member contributions	3,024,242	-	3,024,242
Member distributions	(6,686,808)	-	(6,686,808)
Balance at February 7, 2024	$2,358,677	$4,103,560	$6,462,237

Successor

Balance at February 8, 2024	$2,358,677	$4,103,560	$6,462,237
Net Income		3,103,281	3,103,281
Member contributions	1,469,615	-	1,469,615
Impact of push down accounting - Goodwill	4,851,136	-	4,851,136
Impact of push down accounting - PPE	1,810,558	-	1,810,558
Member distributions	(3,325,043)	-	(3,325,043)
Balance at March 31, 2024	$7,164,943	$7,206,841	$14,371,784
Net Income	-	455,997	455,997
Member distributions	(1,497,845)	-	(1,497,845)
Balance at June 30, 2024	$5,667,098	$7,662,838	$13,329,936

See accompanying notes to the unaudited condensed financial statements

One Blockchain LLC

Condensed Statements of Cash Flows

(Unaudited)

	Successor		Predecessor
	For the Six Months Ended June 30, 2025	Period from February 8, 2024 to June 30, 2024	Period from January 1, 2024 to February 7, 2024

Cash flows from operating activities:

Net income	$(53,033)	$3,559,278	$143,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	356,981	241,507	239,330
Gain on disposal of asset held for sale	(67,714)	-	-
Provision for credit losses	4,563,118	302,266	640,404
Changes in operating assets and liabilities:
Accounts receivable	(5,088,745)	(319,235)	(1,870,820)
Other current assets	36,920	1,244,552	(1,382,772)
Accounts payable and accrued expenses	654,086	(513,175)	645,683
Contract liabilities	(1,638,517)	-	567,400
Customer deposits	247,623	30,000	15,000
Net cash provided by operating activities	(989,281)	4,545,193	(1,002,368

Cash flows from investing activities:

Proceeds from sale of assets held for sale	132,000	100,000	-
Purchase of property, plant and equipment	-	(99,715)	(57,940
(Investment) / Proceeds in loan receivable - related party	996,146	(1,019,298)	-
Net cash used by investing activities	1,128,146	(1,019,013)	(57,940

Cash flows from financing activities:

Proceeds from a related party loan	-	-	-
Contributions from members	1,174,085	1,469,615	3,024,242
Distributions to members	(1,442,600)	(4,822,888)	(6,686,808)
Net cash used by financing activities	(268,515)	(3,353,273)	(3,662,566)

Net increase in cash and cash equivalents	(129,650)	172,907	(4,722,874)

Cash and cash equivalents, beginning of year	131,107	30	4,722,904

Cash and cash equivalents, end of year	$1,457	$172,937	30
Supplemental disclosure of cash flow information:
Goodwill recognized due to change in control transaction	$-	$4,851,136	$-
Property, plant and equipment revaluation due to change in control transaction	$-	$1,810,558	$-
Acquisition of property, plant and equipment through deferred payment arrangement	$2,332,000	$-	$-

See accompanying notes to the unaudited condensed financial statements.

ONE BLOCKCHAIN LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

One Blockchain LLC (the “Company” or “One Blockchain”) is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high-performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (AI), and high-performance data processing.

The Company’s core operations include hosting services, leasing space, power capacity, and equipment within its data center facility to customers requiring computing power. The Company also offers modular digital asset mining containers for lease or purchase, along with related hardware and support services.

Effective May 19, 2025, the Company legally changed its name from BV Power LLC to One Blockchain LLC. This change was made to reflect the Company’s evolving strategic focus and branding. The name change is administrative in nature and does not have a material impact on the Company’s financial position, results of operations, or cash flows.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Policies (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of Management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

Due to the application of step acquisition accounting, the Company’s financial statements are presented using the Predecessor - Successor reporting format. Financial information for the period from January 1, 2024, through February 7, 2024 are labeled as “Predecessor,” representing the operations of the acquired entity prior to the business combination. Financial information from February 8, 2024, onward is labeled as “Successor,”. The Successor financial statements incorporate the fair value of assets acquired and liabilities assumed as of the acquisition date. For additional details regarding the acquisition and the fair value measurements, refer to “Note 4. Business Combinations.”

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2024 (Successor). The interim results for the three and six months ended June 30, 2025 (Successor), are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility true-up adjustment

One Blockchain procures electricity through a local utility provider that oversees the purchasing, billing, and reconciliation of utility costs. Under this arrangement, One Blockchain undergoes an annual true-up adjustment to reconcile estimated energy costs with actual consumption and final rates provided by the local utility provider.

For the three and six months ended June 30, 2025 (Successor), the Company recorded a utility true-up accrual of $268,526 and $545,260, respectively, which is included as a reduction in cost of revenues in the accompanying unaudited condensed statement of operations, reflecting the anticipated adjustment for energy usage and rate differences during the period. For the three months ended June 30, 2024 and for the period from February 8, 2024 to June 30, 2024 (Successor), and for the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company recorded a true-up refund $12,319, $19,509 and $5,131, respectively related to 2023.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies operating in the industry.

Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact Company’s operations and financial performance.

The Company may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Segment Information

The Company operates as a single reportable segment. There have been no changes to the Company’s segment structure during the three and six months ended June 30, 2025 (Successor).

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). There have been no material changes to the Company’s revenue recognition policies as disclosed in the audited financial statements for the year ended December 31, 2024 (Successor).

The Company’s contract to supply equipment, power capacity, and space within its data center facility is accounted for as a single performance obligation. Revenue is recognized over time as the Company’s contractual performance obligation is satisfied. The contracts include a variable component based on actual power usage, which is recognized on the period incurred. Billing to the Company’s main customer is generally made monthly in advance, except for the variable energy portion, which is billed annually through a true-up process each June.

Concentration of Credit Risk

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist of cash and cash equivalents, accounts receivable and loan receivable. The carrying value of all these financial instruments approximates fair value. The Company has not experienced any losses on these accounts and believe it is not exposed to significant credit risk on its cash balances.

Approximately 93% and 98% of the Company’s revenues for the three months ended June 30, 2025 and 2024 (Successor), respectively, were derived from Blue Ridge, the Company’s primary customer.

For the six months ended June 30, 2025 (Successor), as well as the periods from February 8 to June 30, 2024 (Successor) and January 1 to February 7, 2024 (Predecessor), revenues attributable to Blue Ridge were approximately 94%, 96%, and 96%, respectively. Blue Ridge provides services to multiple subtenants, resulting in indirect diversification of the revenue stream. Approximately 50% of this revenue concentration is derived from a subcontract between Blue Ridge and a separate unrelated customer.

Approximately 92% and 99% of the Company’s cost of services for the three months ended June 30, 2025 and 2024 (Successor), respectively, were attributable to a single energy provider.

For the six months ended June 30, 2025 (Successor), and the period from February 8 to June 30, 2024 (Successor), this provider accounted for approximately 99% and 100% of cost of services, respectively. For the period from January 1 to February 7, 2024 (Predecessor), the cost of services attributable to the same provider was approximately 99%. Approximately 82% and 69% of the Company’s accounts payable as of June 30, 2025 (Successor), and December 31, 2024 (Successor), respectively, were due to this energy provider.

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan receivable of $1,044,314 and $1,045,315 from member VCV Digital, which management believes is fully collectible. This balance is presented net of related party payables in the Company’s condensed financial statements. See Note 8, Related Party Transactions, for further details.

The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Cash and Cash Equivalents

Cash and Cash equivalents includes all cash balances and highly liquid investments with original maturities of three months or less. The Company classifies these items as current assets in balance sheet The Company had $1,457 and $131,107 in cash as of June 30, 2025 (Successor), and December 31, 2024 (Successor), respectively. There were no cash equivalents as of either date.

Accounts Receivables

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances in accordance with ASC 326 Financial Instruments - Credit Losses, based on historical trends, current conditions, and reasonable and supportable forecasts.

The Company has one large customer, for which the probability of credit losses is assessed to be 100% based on historical information and collection patterns. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a reserve for expected credit loss of $0 and $8,105,825, respectively.

Property, Plant and Equipment, Net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Major improvements that enhance the functionality or extend the asset’s useful life are capitalized, while routine maintenance and repairs are expensed as incurred. Upon disposal or retirement, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the condensed statements of operations.

As of June 30, 2025 (Successor), the Company had no mining containers, as all containers had been sold during the first quarter of 2025. As of December 31, 2024 (Successor), the Company had 9 mining containers classified as held for sale and 8 containers in operation, which were included in property, plant and equipment on the accompanying condensed balance sheet.

During the three months ended June 30, 2025 (Successor), the Company acquired Antbox containers for a total consideration of $2,332,000. These assets are classified as equipment within Property, Plant and Equipment. The Antbox containers are capitalized at acquisition cost, which approximates their fair value, and are assigned a useful life of approximately 10 years, consistent with the Company’s policy for similar mining infrastructure equipment.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Property, plant, and equipment	Years
Computers/IT	3
Equipment	10
Leasehold improvements	Shorter of useful life or life of lease
Transformers	13

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment exist, the Company evaluates recoverability by comparing the carrying amount of the asset to its estimated undiscounted future cash flows. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized based on the asset’s fair value.

Assets Held for Sale

The Company classifies long-lived assets as held for sale when management has approved and committed to sell the asset, the asset is available for immediate sale in its present condition, the sale is probable and expected to be completed within one year. Upon classification, the asset is measured at the lower of its carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill

Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually in the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded with respect to goodwill during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Leases

Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit interest rate when it is readily determinable. In the absence of an implicit interest rate, management has elected the practical expedient to use an incremental borrowing rate as the discount rate.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Members’ Equity

The Company’s ownership is comprised of two members with membership interest of 50% each as of June 30, 2025 (Successor), and December 31, 2024 (Successor).

Income Taxes

The Company is a limited liability company and is not subject to income taxes. The members include the Company’s taxable income or loss in their personal income tax returns. As a result, no income tax provision is included in the accompanying financial statements. Transactions for which tax deductibility or the timing of deductibility is uncertain are reviewed based on their technical merits in determining distribution of the Company’s income. Penalties and interest assessed by income taxing authorities are included in selling, general, and administrative expenses. No interest or penalties were recognized during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

There was no new accounting standards adopted during the three and six months ended June 30, 2025 (Successor), that had a material impact on the Company’s financial condition, results of operations or cash flow.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses which enhances expense disclosure requirements for public business entities. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this standard but does not expect it to have a material effect on the Company’s condensed financial statements.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following:

	June 30,	December 31,
	2025	2024

Computers / IT	$164,751	$164,751
Equipment	5,756,371	3,424,371
Leasehold improvements	2,846,345	2,846,345
Transformers	1,554,533	1,554,533
	10,322,000	7,990,000
Accumulated depreciation and amortization	(990,584)	(633,603)
Total	$9,331,416	$7,356,397

During the three months ended June 30, 2025 (Successor), the Company acquired Antbox containers amounting to $2,332,000, which have been capitalized under equipment. The acquisition cost approximates the fair value of the assets.

Depreciation and amortization expenses were $193,809 and $172,113 for the three months ended June 30, 2025 and 2024 (Successor), respectively. For the six months ended June 30, 2025 (Successor), the Company recorded expenses of $356,981.

For the prior period, depreciation and amortization expenses were $241,507 for the period from February 8, 2024 to June 30, 2024 (Successor), and $239,330 for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Asset acquisition

On May 15, 2025, the Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining, LLC to acquire 60 Antbox containers for a total contractual consideration of $2,332,000, payable in 24 equal monthly installments of $97,167, beginning August 15, 2025 and ending July 15, 2027.

This transaction has been accounted for as an asset acquisition under common control in accordance with ASC 805-50, as both the Company and the seller are ultimately controlled by VCV. The Antboxes were delivered and accepted during Q2 2025 and have been capitalized under equipment within Property, Plant and Equipment.

The acquisition cost approximates the fair value of the assets acquired. As the consideration is payable over time, the Company recognized a liability at its contractual amount. Given that the present value discount is immaterial, no discounting was applied, and the liability was recorded at its initial value.

Future Minimum Payments
2025 (remaining)	$485,833
2026	1,166,000
Thereafter (2027)	680,167
Total payment obligations	$2,332,000

As of June 30, 2025 (Successor), no payments have been made. Accordingly, the total consideration payable of $2,332,000 is classified as follows in the statement of condensed interim balance sheet:

Current liabilities	$1,068,837
Non-current liabilities	1,263,163
Total	$2,332,000

Asset held for sale

As of June 30, 2025 (Successor), the Company had no mining containers classified as held for sale, as all remaining containers were sold during the first quarter of 2025. As of December 31, 2024 (Successor), the Company had 9 mining containers classified as held for sale. These containers were previously measured at the lower of their carrying amount or fair value less costs to sell, in accordance with ASC 360-10 Property, Plant, and Equipment – Overall.

During the six months ended June 30, 2025 (Successor), the Company sold the remaining 9 mining containers for total proceeds of $132,000, resulting in a gain of $67,714 recorded in Other Income (Expense) in the accompanying condensed statements of income. Depreciation ceased on these containers once they were classified as held for sale.

During the period from February 8, 2024 to June 30, 2024 (Successor), the Company sold 14 mining containers, generating total proceeds of $100,000. No gain or loss was recognized on these sales as they were sold at cost.

There were no mining container sales during the three months ended June 30, 2025, or 2024 (Successor).

Impairment

The Company evaluated its mining containers for impairment in accordance with applicable accounting guidance. No impairment losses were recognized during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

4.	BUSINESS COMBINATION AND CONTROL OBTAINED BY A RELATED PARTY

Effective February 7, 2024, the Company underwent a change in control due to a step acquisition by VCV Digital Solutions LLC. VCV Digital Solutions acquired 50% of the issued and outstanding membership interest of the Company from a related party, adding to its existing 45% indirect interest held through its subsidiary, Tiger Cloud LLC. As a result, VCV Digital Solutions, via Tiger Cloud LLC, obtained full control of the Company.

The Company elected to apply pushdown accounting in its financial statements.

Although the transaction involved entities under common ownership, the Company evaluated the nature of the transaction and determined that it does not meet the criteria for a common control transaction under ASC 805-50-25-5 through 25-6. Prior to the acquisition, VCV Digital Solutions held significant influence but did not have control. The acquisition of the remaining 50% interest resulted in a substantive change in control and governance. Therefore, this transaction is not considered a common control transaction.

The Company elected to apply pushdown accounting in accordance with ASC 805-50-25-4 through 25-7, resulting in a new basis of accounting and the creation of a new reporting entity as of February 7, 2024.

The Company has revised its financial statement presentation to separately reflect the predecessor and successor periods in accordance with ASC 805-50. The predecessor period (January 1 - February 7, 2024) is presented under the historical cost basis, and the successor period (February 8 – June 30, 2024) is presented under the new fair value basis resulting from the application of pushdown accounting.

The total purchase consideration for the additional 50% interest was $7,684,150. As a result of the step acquisition, the assets and liabilities of the Company were revalued at fair value. The following adjustments were made:

●	Property, Plant and Equipment: increased by $1,810,558 to reflect fair value.

●	Goodwill: Recognized at $4,851,136 as the excess of the purchase price over the fair value of net identifiable assets.

The impact of these adjustments is reflected in the accompanying balance sheet as of December 31, 2024. The Company expects increased depreciation and amortization expenses in future periods due to the revaluation of assets.

The goodwill recognized in this transaction represents the excess consideration paid over the identifiable net assets, reflecting expected synergies, future economic benefits, and the value of the acquired business operations. In accordance with ASC 350 – Intangibles – Goodwill and Other, goodwill is not amortized but is subject to an annual impairment assessment, or more frequently if indicators of impairment arise. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company has assessed that no impairment indicators exist, and goodwill remains recorded at its carrying amount.

5.	REVENUE

The Company generated revenue from hosting services which represents sole its revenue stream. Given that all revenue is derived from this single source, no further disaggregation is necessary. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies.

Contract Liabilities (Deferred Revenues)

Contract liabilities consist of amounts received from customers for which revenue has not been recognized. These amounts are classified as deferred revenue on the accompanying condensed balance sheet and recognized as revenue as the related services performed.

The following table presents the change in the Company’s contract liabilities as of June 30, 2025 (Successor), and December 31, 2024 (Successor):

	June 30,	December 31,
	2025	2024

Balance at the beginning of the year	$1,666,580	$1,389,000
Deferred during the period	28,063	1,956,400
Recognized as revenue during the period	(1,666,580)	(1,678,820)
Balance at the end of the period	$28,063	$1,666,580

Current	$28,063	$1,666,580
Non-current	-	-

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company expects to realize substantially all the deferred revenue within 12 months and accordingly, these amounts are classified as current liabilities. There were no significant changes to contract terms, refund policies, or performance obligations during the period presented. The Company had no material contract assets as of June 30, 2025 (Successor), and December 31, 2024 (Successor).

6.	LEASES

The Company leases land under a ground lease agreement to support its data center facility. Lease payments are made in cash in accordance with the lease terms. ROU assets consisted of the following:

	June 30,	December 31,
	2025	2024

Operating ROU	$135,415	$188,936

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the weighted-average remaining lease term for operating lease is 1.25 years and 1.75 years, respectively. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the weighted-average discount rate for operating lease was 1.37% for both periods.

The lease agreement includes extension options, which may extend the lease beyond the original period. The Company has not included the potential impact of these extension options in the calculation of the lease term or related lease liabilities.

During the three months ended June 30, 2025 and 2024 (Successor), the Company made cash payments of approximately $26,715 each period, to reduce its operating lease liabilities. For the six months ended June 30, 2025 (Successor), total cash payments made to reduce operating lease liabilities amounted to $54,996.

During the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company made cash payments of approximately $43,648 and $11,348, respectively, to reduce its operating lease liabilities.

Future minimum non-cancelable lease commitments under this lease are as follows:

Operating
2025 (remaining)	$54,204
2026	81,900
Total undiscounted cash flows	136,104
Less, present value discount	(689)
Total lease obligations	$135,415

7.	COMMITMENTS AND CONTINGENCIES

Business Combination with Signing Day Sports, Inc.

On May 28, 2025, the Company entered into a Business Combination Agreement (“BCA”) with Signing Day Sports, Inc. (“SGN”). The transaction contemplates that BlockchAIn Digital Infrastructure, Inc. (“BlockchAIn”), a newly formed Delaware holding company, will become the parent entity of both SGN and One Blockchain, following which BlockchAIn is expected to become a publicly traded company.

The transaction is subject to the completion of due diligence, negotiation of definitive agreements, and approval by the boards of directors and shareholders of both companies. As of June 30, 2025 (Successor), the transaction remains pending, and no binding obligations have been incurred.

Management has evaluated the BCA and determined that no adjustments to the financial statements are required as of the reporting date. The financial impact of the transaction, if completed, will be reflected in future periods.

Energy Contract

The Company has an energy services contract with a third party, which expires in October 2026. Under the terms of the agreement, the Company is committed to pay a minimum of $256,000 monthly for energy used in the previous month. Usage in excess of $256,000 is invoiced to the Company in arrears on a monthly basis. The Company may terminate this agreement prior to its expiration date for an early termination fee of $400,000.

Customer Contracts

The Company has a contract with its main customer to provide access to the data center facility, equipment, and power supply through April 2026. In May 2025, VCV acquired 100% of the equity interest in Blue Ridge, making it a wholly-owned subsidiary. Concurrently, Blue Ridge sold the Antbox containers to BV Power, which continues to provide services to Blue Ridge’s end customer under the existing arrangement.

Letter of Credit

As security for the energy contract, a related party has entered a stand-by letter of credit (“LC”) arrangement with its financial institution totaling $3,000,000 on behalf of the Company for the benefit of the third-party energy provider.

The LC is renewed annually and is secured by a certificate of deposit (CD), which also supports the Company’s surety bond obligations. As of the condensed financial statement issuance date, the LC remains in place and is ongoing.

Other litigations

The Company is involved, from time to time, in litigation, other legal claims, and proceedings involving matters associated with or incidental to its business, including, among other things, matters involving credit card fraud, trademarks and other intellectual property, licensing, taxation, and employee relations. The Company believes at present that the resolution of currently pending matters will not, individually or in aggregate, have a material adverse effect on its financial statements. However, the Company’s assessment of any current litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

In the normal course of business, the Company may enter into certain guarantees or other agreements that provide general indemnifications. The Company has not made any significant indemnification payments under such agreements in the past and does not currently anticipate incurring any material indemnification payments.

Consultant Agreement

The Company has a 5% profit share agreement with an unrelated third-party consultant. As part of this agreement, upon sale of the Company the consultant is also entitled to a payout based on the Company’s cash flows and a reasonable market multiple, as defined by the agreement. As of the date the condensed financial statements, there were no agreements to sell the Company.

The consultant had previously filed a lawsuit against the Company regarding the definition of profit and amounts owed under the agreement. During the period from February 8, 2024 to December 31, 2024 (Successor), the Company fully settled the consultant’s claim for $300,000, resolving all outstanding obligations under the agreement. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the profit-sharing agreement was terminated, and there are no further liabilities or commitments related to this matter.

8.	RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2025 and 2024 (Successor), the Company reimbursed one of its members approximately $79,700 in each period for selling, general, and administrative expenses incurred for the benefit of the Company. For the six months ended June 30, 2025 (Successor), total reimbursements amounted to $159,350.

During the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company reimbursed one of its members approximately $126,000 and $33,000, respectively, for selling, general, and administrative expenses incurred for the benefit of the Company.

As of June 30, 2025 (Successor), no amounts were due to the member. As of December 31, 2024 (Successor), approximately $334,000 was due to the member and included in accounts payable.

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan receivable of $1,044,315 and $1,045,315, respectively, which relates to funds loaned to VCV Digital Infrastructure Holdings to support its surety bond requirements. Specifically, One Blockchain LLC provided funds for a certificate of deposit (CD) in VCV Digital Infrastructure Holdings LLC, and to increase the letter of credit (LC) and surety bond. The loan is non-interest-bearing and is expected to be repaid based on contractual agreements between the parties. The Company considers the credit risk to be mitigated by the collateral value of the CD and the increased surety bond securing the loan. The Company evaluates the recoverability of loan receivables on an ongoing basis, considering factors such as the financial condition of the borrower and collateral value. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), no allowance for credit losses has been recorded, as management believes the loan is fully recoverable.

Additionally, as of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan payable to VCV Digital Infrastructure Holdings LLC of $995,145 and a loan payable to VCV DG totaling $18,750. After offsetting the loan receivable from VCV Digital Infrastructure Holdings LLC against the related party loan payable, the net receivable balance as of June 30, 2025 (Successor) was $49,170.

As of June 30, 2025 (Successor), the Company had receivables from related parties totaling $1,106,451, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $39,616 due from Tiger AIDC LLC, $797,802 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions LLC.

In addition, the Company had payables to related parties totaling $470,305 as of June 30, 2025 (Successor), also arising from operational activities and expected to be settled in the normal course of business. These payables consisted of $390,800 due to Atlas Cloud AI LLC, and $79,505 due to Tiger AIDC SC1 LLC.

As of December 31, 2024 (Successor), the Company had receivables from related parties totaling $370,405, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $35,500 due from Atlas Cloud AI LLC, $39,558 due from Tiger AIDC LLC, $26,315 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions LLC.

On May 15, 2025, Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining, LLC, a related party under common control of VCV, to acquire 60 Antbox containers for a total consideration of $2,332,000, payable in 24 equal monthly installments. The transaction was accounted for as an asset acquisition under common control in accordance with ASC 805-50 and entire purchase consideration stands as payable by Company as of June 30, 2025 (Successor).

These balances reflect transactions related to the Company’s ongoing business operations and financial arrangements with related entities.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed interim financial statements.

On July 11, 2025, the Company announced that Blockchain had confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”). The transaction remains subject to closing conditions and had not been finalized as of the date of the audit report issuance.

ANNEX A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

SIGNING DAY SPORTS, INC.,

BLOCKCHAIN DIGITAL INFRASTRUCTURE, INC.,

BCDI Merger Sub I Inc.,

BCDI Merger Sub II LLC

and

ONE BLOCKCHAIN LLC

Dated as of May 27, 2025

A-i

Table of Contents continued

A-ii

Table of Contents continued

A-iii

Table of Contents continued

SCHEDULES

Schedule 1 - SGN Principals

EXHIBITS

Exhibit A - Form of Voting and Support Agreement

Exhibit B - Form of Lock-Up Agreement

A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of May 27, 2025, by and among Signing Day Sports, Inc., a Delaware corporation (“SGN”), BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“Holdings”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company (“Merger Sub II”). SGN, Holdings, Merger Sub I and Merger Sub II and One Blockchain are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, Holdings is a newly incorporated Delaware corporation, formed for the purpose of participating in the Transactions;

WHEREAS, Merger Sub I is a newly incorporated Delaware corporation, formed by Holdings for the purpose of participating in the Transactions, that is a wholly owned direct Subsidiary of Holdings;

WHEREAS, Merger Sub II is a newly incorporated Delaware limited liability company, formed by Holdings for the purpose of participating in the Transactions, that is a wholly owned direct Subsidiary of Holdings;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Merger Sub I will merge with and into SGN, as a result of which (i) the separate corporate existence of Merger Sub I shall cease and SGN shall continue as the surviving entity and a wholly owned direct subsidiary of Holdings and (ii) each issued and outstanding share of common stock of SGN (“SGN Share”) immediately prior to the Merger I Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the SGN Merger Consideration (the “Merger I”), and (b) Merger Sub II will merge with and into One Blockchain, as a result of which (i) the separate corporate existence of Merger Sub II shall cease and One Blockchain shall continue as the surviving entity and a wholly owned direct subsidiary of Holdings and (ii) the membership interests of One Blockchain (“One Blockchain Membership Interests”) outstanding prior to the Merger II Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive the One Blockchain Merger Consideration (the “Merger II” and together with Merger I, the “Mergers”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, the Board of Directors of SGN (the “SGN Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party, the Merger, the Share Acquisition and the other Transactions are in the best interests of SGN and its shareholders (the “SGN Shareholders”), (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which SGN is or will be a party, the Mergers and the other Transactions, and (c) recommended the approval and adoption by the SGN Shareholders of this Agreement, the Ancillary Documents to which SGN is or will be a party, the Mergers and the other Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, SGN and the SGN shareholders set forth in Schedule 1 attached hereto (collectively, the “SGN Principals”), representing approximately 1.4% of the issued and outstanding SGN Common Stock, shall each enter into a voting and support agreements with Holdings in substantially the form attached as Exhibit A hereto (each, a “Voting and Support Agreement”).

WHEREAS, the sole director of Merger Sub I (the “Merger Sub I Board”) has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of Merger Sub I, (b) approved this Agreement, the Ancillary Documents to which Merger Sub I is or will be a party, and the Transactions and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which Merger Sub I is or will be a party and the Transactions by the sole shareholder of Merger Sub I;

WHEREAS, the sole Manager of Merger Sub II (the “Merger Sub II Board”) has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of Merger Sub II, (b) approved this Agreement, the Ancillary Documents to which Merger Sub II is or will be a party, and the Transactions and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which Merger Sub II is or will be a party and the Transactions by the sole member of Merger Sub II;

WHEREAS, the Board of Directors of Holdings (the “Holdings Board”) has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of Holdings, (b) approved this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions, and (c) resolved to recommend that the shareholder of Holdings approves this Agreement, the Ancillary Documents to which Holdings is or will be a party and the Transactions;

WHEREAS, the sole Manager of One Blockchain (the “One Blockchain Board”) has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of One Blockchain, (b) approved this Agreement, the Ancillary Documents to which One Blockchain is or will be a party, and the Transactions and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which One Blockchain is or will be a party and the Transactions by the members of One Blockchain;

WHEREAS, for U.S. federal income tax purposes, it is intended that, taken together, the Mergers qualify as an exchange under Section 351 of the Code (the “Intended Tax Treatment”); and

WHEREAS, certain capitalized terms used herein are defined in Article XII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows.

Article I
MERGER I

1.1 Merger I. At the Merger I Effective Time, subject to and upon the terms and conditions of this Agreement and the certificate of merger to be filed relating to Merger I, in a form consistent with the provisions of this Agreement and agreed to by the Parties in good faith (the “Certificate of Merger I”), and in accordance with the applicable provisions of the DGCL, SGN and Merger Sub I shall consummate Merger I, pursuant to which Merger Sub I shall be merged with and into SGN with SGN being the surviving entity, following which the separate corporate existence of Merger Sub I shall cease and SGN shall continue as the surviving company and a wholly owned direct Subsidiary of Holdings. SGN, as the surviving company after Merger I, is hereinafter referred to for the periods at and after the Merger I Effective Time as the “Merger I Surviving Company”.

1.2 The Merger I Effective Time. SGN, Merger Sub I and Holdings shall cause Merger I to be consummated by filing the executed Certificate of Merger I with the Secretary of State of the State of Delaware in accordance with the DGCL. Merger I shall become effective at the time when the Certificate of Merger I has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by SGN and Merger Sub I (with the prior written consent of Holdings) in writing and specified in the Certificate of Merger I (the “Merger I Effective Time”).

1.3 Effect of Merger I. At the Merger I Effective Time, the effect of Merger I shall be as provided in this Agreement, the Certificate of Merger I and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger I Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SGN and Merger Sub I shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger I Surviving Company, which shall include the assumption by Merger I Surviving Company of any and all agreements, covenants, duties and obligations of SGN and Merger Sub I set forth in this Agreement to be performed after the Merger I Effective Time.

1.4 Organizational Documents. The certificate of incorporation and bylaws of Merger Sub I as in effect immediately prior to the Merger I Effective Time shall be the certificate of incorporation and bylaws of Merger I Surviving Company (except that references to the name “BCDI Merger Sub I Inc.” shall be changed to “Signing Day Sports, Inc.”) following the Merger I Effective Time, with such changes as Holdings, in its sole discretion, may believe appropriate, until thereafter amended in accordance with such articles of incorporation and bylaws and applicable Law.

1.5 Directors and Officers of SGN Merger I Surviving Company. At the Merger I Effective Time, the directors and officers of the SGN Merger I Surviving Company shall be the persons designated by Merger Sub I, which designation shall be delivered to SGN in writing at least three Business Days before the Closing Date, each to hold office in accordance with the Organizational Documents of Merger I Surviving Company until their resignation or removal in accordance with the Organizational Documents of Merger I Surviving Company or until their respective successors are duly elected or appointed and qualified. At the Merger I Effective Time, the board of directors and officers of SGN shall resign and automatically cease to hold office. For the avoidance of doubt, Daniel Nelson, Craig Smith and Jeff Hecklinski shall all be consultants of Holdings, the Surviving Company, or another Subsidiary of Holdings at the Merger I Effective Time and shall continue in such positions subject to new consulting agreements that will be entered into between each of such persons and Holdings prior to the Closing in form and substance reasonably satisfactory to SGN and Holdings (the “Executive Consulting Agreements”).

1.6 Effect of Merger I on SGN Securities and Merger Sub I Shares.

(a) SGN Common Stock. At the Merger I Effective Time, by virtue of Merger I and without any action on the part of any Party or the holders of securities of SGN or Holdings, each share of SGN Common Stock that is issued and outstanding immediately prior to the Merger I Effective Time shall thereupon be converted into, and the holder of such SGN Share shall be entitled to receive, the SGN Merger Consideration. All of the shares of SGN Common Stock converted into the right to receive the SGN Merger Consideration pursuant to this Section 1.6(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger I Effective Time, and each holder of any such SGN Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the SGN Merger Consideration into which such SGN Common Stock shall have been converted in Merger I.

(b) SGN Options. At the Merger I Effective Time, each option to purchase SGN Shares that is outstanding immediately prior to the Merger I Effective Time, whether vested or unvested (each, an “SGN Option”), shall be assumed by Holdings and automatically converted into an option to purchase Holdings Common Shares (each, an “Assumed Option”). The number of Holdings Common Shares subject to each Assumed Option shall be equal to the number of SGN Shares subject to the corresponding SGN Option immediately prior to the Merger I Effective Time, with each SGN Share treated as representing one Holdings Common Share in accordance with the definition of SGN Merger Consideration, and the exercise price of each Assumed Option shall be equal to the exercise price per share of the corresponding SGN Option. Each Assumed Option will continue to be subject to the terms and conditions set forth in the applicable equity plan and award agreement (except that any references therein to SGN or SGN Common Stock will instead mean Holdings and Holdings Common Shares, respectively). To the extent not already vested, each Assumed Option shall become fully vested and exercisable as of the Merger I Effective Time. Holdings shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any Assumed Options remain outstanding, a sufficient number of Holdings Common Shares for delivery upon the exercise of such Assumed Options.

(c) SGN Warrants. At the Merger I Effective Time, by virtue of Merger I, each SGN Warrant that is outstanding and unexercised immediately prior to the Merger I Effective Time shall be assumed by Holdings and automatically converted into a warrant to purchase Holdings Common Shares (each an “Assumed Warrant”). The number of Holdings Common Shares subject to each Assumed Warrant shall be equal to the number of SGN Shares subject to the corresponding SGN Warrant immediately prior to the Merger I Effective Time, with each SGN Share treated as representing one Holdings Common Share in accordance with the definition of SGN Merger Consideration, and the exercise price of each Assumed Warrant shall be equal to the exercise price per share of the corresponding SGN Warrant. Each Assumed Warrant will continue to be subject to the terms and conditions set forth in the applicable warrant agreement (except that any references therein to SGN or SGN Common Stock will instead mean Holdings and Holdings Common Shares, respectively). Holdings shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any Assumed Warrant remains outstanding, a sufficient number of shares of Holdings Common Shares for delivery upon the exercise of such Assumed Warrants.

(a) Accelerated Vesting of Other Equity Awards. Prior to the Closing, the SGN Board (or, if appropriate, any committee thereof administering the Purchaser Equity Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all unvested restricted stock, restricted stock unit, stock options or other awards, as necessary to provide that such awards become fully vested as of the Closing.

(b) Merger Sub I Shares. At the Merger I Effective Time, by virtue of Merger I and without any action on the part of any Party, the SGN Shareholders or Holdings, each Merger Sub I Share that is issued and outstanding immediately prior to the Merger I Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of Merger I Surviving Company.

(c) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the SGN Merger I Surviving Company, Holdings, Merger Sub I or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.7 Satisfaction of Rights. All securities issued upon the surrender of SGN Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided, that any restrictions on the sale and transfer of SGN Securities shall also apply to the Holdings Common Shares so issued in exchange.

1.8 Lost, Stolen or Destroyed SGN Certificates. In the event any certificates representing SGN Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, Holdings shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 1.6.

1.9 Stock Transfer Books. At the Merger I Effective Time, the register of security holders of SGN shall be closed, and there shall be no further registration of transfers of SGN Securities thereafter on the records of SGN.

1.10 Appointment of Transfer Agent. Prior to the Closing, Holdings shall appoint a transfer agent acceptable to the Parties (the “Transfer Agent”) as its agent, for the purpose of exchanging SGN Securities for Holdings Common Shares. The Transfer Agent shall exchange each share of SGN Common Stock for such share’s pro rata portion of the SGN Merger Consideration and take or cause to be taken such actions as are necessary to update Holdings’ register of security holders to reflect the actions contemplated by this sentence, in accordance with the terms of this Agreement and, to the extent applicable, the Certificate of Merger I, the DGCL and customary transfer agent procedures and the rules and regulations of the Depository Trust Company (“DTC”), in a form approved by Holdings.

1.11 Exchange of Book-Entry Shares.

(a) Exchange Procedures. As soon as practicable after the Merger I Effective Time (and in no event later than five Business Days after the Merger I Effective Time), Holdings shall cause the Transfer Agent to mail to each holder of record of SGN Common Stock that were converted pursuant to Section 1.6(a) into the SGN Merger Consideration instructions for use in effecting the surrender of the SGN Common Stock in exchange for SGN Merger Shares in a form acceptable to Holdings. Upon receipt of an “agent’s message” by the Transfer Agent (or such other evidence, if any, of transfer as the Transfer Agent may reasonably request), the holder of a share of SGN Common Stock that was converted pursuant to Section 1.6(a) into SGN Merger Consideration shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the SGN Merger Consideration applicable to the surrendered shares in book-entry form, without interest (subject to any applicable withholding Tax). The SGN Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical Holdings Common Share is required by applicable Law, in which case Holdings shall jointly cause the Transfer Agent to promptly send certificates representing such SGN Merger Consideration to such holder. If payment of SGN Merger Consideration is to be made to a Person other than the Person in whose name the surrendered share of SGN Common Stock in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of SGN Merger Consideration to a Person other than the registered holder of SGN Common Stock surrendered or shall have established to the reasonable satisfaction of Holdings that such Tax either has been paid or is not applicable.

(b) Adjustments to SGN Merger Consideration. The SGN Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SGN Common Stock occurring on or after the date of this Agreement and prior to the Merger I Effective Time.

1.12 Taking of Necessary Action; Further Action. If, at any time after the Merger I Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Merger I Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SGN and Merger Sub I, the officers and directors of SGN and Holdings are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
MERGER II

2.1 Merger II. At the Merger II Effective Time, subject to and upon the terms and conditions of this Agreement and the certificate of merger to be filed relating to Merger II, in a form consistent with the provisions of this Agreement and agreed to by the Parties in good faith (the “Certificate of Merger II”), and in accordance with the applicable provisions of the DLLCA, One Blockchain and Merger Sub II shall consummate Merger II, pursuant to which Merger Sub II shall be merged with and into One Blockchain with One Blockchain being the surviving entity, following which the separate existence of Merger Sub II shall cease and One Blockchain shall continue as the surviving company and a wholly owned direct Subsidiary of Holdings. One Blockchain, as the surviving company after Merger II, is hereinafter referred to for the periods at and after the Merger II Effective Time as the “Merger II Surviving Company”.

2.2 The Merger II Effective Time. One Blockchain, Merger Sub II and Holdings shall cause Merger II to be consummated by filing the executed Certificate of Merger II with the Secretary of State of the State of Delaware in accordance with the DLLCA. Merger II shall become effective at the time when the Certificate of Merger II has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by One Blockchain and Merger Sub II (with the prior written consent of Merger Sub II) in writing and specified in the Certificate of Merger II (the “Merger II Effective Time”).

2.3 Effect of Merger II. At the Merger II Effective Time, the effect of Merger II shall be as provided in this Agreement, the Certificate of Merger II and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger II Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of One Blockchain and Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger II Surviving Company, which shall include the assumption by Merger II Surviving Company of any and all agreements, covenants, duties and obligations of One Blockchain and Merger Sub II set forth in this Agreement to be performed after the Merger II Effective Time.

2.4 Organizational Documents. The certificate of formation and limited liability company agreement of Merger Sub II as in effect immediately prior to the Merger II Effective Time shall be the certificate of formation and limited liability company agreement of Merger II Surviving Company (except that references to the name “BCDI Merger Sub II LLC” shall be changed to “One Blockchain LLC”) following the Merger II Effective Time, with such changes as Holdings, in its sole discretion, may believe appropriate, until thereafter amended in accordance with such certificate of formation and limited liability company agreement and applicable Law.

2.5 Managers and Officers of Merger II Surviving Company. At the Merger II Effective Time, the managers and officers of Merger II Surviving Company shall be the persons designated by One Blockchain, which designation shall be delivered to Merger Sub II in writing at least three Business Days before the Closing Date, each to hold office in accordance with the Organizational Documents of Merger II Surviving Company until their resignation or removal in accordance with the Organizational Documents of Merger II Surviving Company or until their respective successors are duly elected or appointed and qualified.

2.6 Effect of Merger II on One Blockchain Membership Interests and Merger Sub II Interests.

(a) One Blockchain Membership Interests. At the Merger II Effective Time, by virtue of Merger II and without any action on the part of any Party or the holders of securities of One Blockchain or Holdings, the One Blockchain Membership Interests that are issued and outstanding immediately prior to the Merger II Effective Time shall thereupon be converted into, and the holders of the One Blockchain Membership Interests shall be entitled to receive, the One Blockchain Merger Consideration. All of One Blockchain Membership Interests converted into the right to receive the One Blockchain Merger Consideration pursuant to this Section 2.6(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger II Effective Time, and each holder of any such One Blockchain Membership Interests shall thereafter cease to have any rights with respect to such securities, except the right to receive the One Blockchain Merger Consideration into which such One Blockchain Membership Interests shall have been converted in Merger II.

(b) Merger Sub II Interests. At the Merger II Effective Time, by virtue of Merger II and without any action on the part of any Party, One Blockchain or Holdings, each Merger Sub II Interest that is issued and outstanding immediately prior to the Merger II Effective Time shall be converted into and become one validly issued, fully paid and non-assessable unit of membership interest of One Blockchain Merger II Surviving Company.

(c) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of One Blockchain Merger II Surviving Company, Holdings, Merger Sub II or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.7 Satisfaction of Rights. All securities issued upon the surrender of One Blockchain Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided, that any restrictions on the sale and transfer of One Blockchain Securities shall also apply to the Holdings Common Shares so issued in exchange.

2.8 Lost, Stolen or Destroyed One Blockchain Certificates. In the event any certificates representing One Blockchain Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, Holdings shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 2.6.

2.9 Transfer Agent. The Transfer Agent shall exchange One Blockchain Membership Interests for One Blockchain Merger Consideration and take or cause to be taken such actions as are necessary to update Holdings’ register of security holders to reflect the actions contemplated by this sentence in accordance with the terms of this Agreement and, to the extent applicable, the Certificate of Merger II, the DLLCA and customary transfer agent procedures and the rules and regulations of the DTC, in a form approved by Holdings.

2.10 Adjustments to One Blockchain Merger Consideration. The aggregate number of Holdings Common Shares constituting the One Blockchain Merger Consideration shall be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to One Blockchain Membership Interests or Merger Sub II Interests occurring on or after the date of this Agreement and prior to the Merger II Effective Time.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Merger II Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Merger II Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of One Blockchain and Merger II Sub I, the officers and directors of One Blockchain and Holdings are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.12 Consideration. In addition, Holdings shall issue to Maxim Partners LLC (or its designees) (i) at the Closing a number of Holdings Common Shares equal to 3.5% of the total Transaction enterprise value, such issuances to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued pursuant to Section 2.13 a number of Holdings Common Shares equal to 3.5% of the Earnout Shares issued at such time. For the avoidance of doubt, the issuance of such Holdings Common Shares to Maxim Partners LLC (or its designees) shall be deemed to be made solely on behalf of One Blockchain and shall reduce only the equity ownership otherwise allocable to the holders of One Blockchain Membership Interests, and shall not dilute or otherwise affect the SGN Merger Consideration.

2.13 Earnout Shares.

(a) In consideration for One Blockchain’s members’ sale, assignment and transfer of the One Blockchain Membership Interests pursuant to Merger II (and in addition to the issuance of the Holdco Common Shares pursuant to Section 2.6), Holdings shall issue Holdings Common Shares equal to 11.628% of the total number of Holdings Common Shares issued pursuant to Section 2.6, as adjusted to take into account any share consolidation, stock split, stock dividend, or similar event effected with respect to Holdings Common Shares (the “Earnout Shares”) to the members of One Blockchain who were securityholders of One Blockchain immediately prior to the Closing, if the 2026 EBITDA equals or exceeds US$25.0 million.

(b) For purposes of this Section 2.13:

(i) “2026 Net Income” shall mean the amount of net income (or its equivalent metric under U.S. GAAP) reported in the consolidated audited statement of income/operations of Holdings for the year ended December 31, 2026 included in the 2026 Annual Report; and

(ii) “2026 EBITDA” shall mean 2026 Net Income, plus the amount of interest, taxes, depreciation and amortization (or their equivalent metrics under U.S. GAAP) reported in the consolidated audited statement of income/operations of Holdings for the year ended December 31, 2026 included in the 2026 Annual Report;

in each case, adjusted to eliminate (without duplication) (x) the effects of the Transactions, including fees and expenses, taxes incurred, paid or recognized, any gain or loss on disposition, and any one-time accounting charges, adjustments or write-downs, in each case directly attributable to the Transactions, and (y) any revenue, net income, or component of EBITDA of SGN consolidated into the financial statements of Holdings.

(c) If any condition in Section 2.13 is satisfied, the Earnout Shares shall be issued within ten (10) calendar days following the date on which Holdings files its 2026 Annual Report with the SEC.

Article III
CLOSING; CERTAIN ADJUSTMENTS

3.1 Closing. The closing of the Transactions (including the Mergers) (the “Merger Closing”) shall occur on the third Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefiting from, such conditions), or at such other date as SGN, Holdings and One Blockchain may agree in writing. The closing of the Transactions (including the Merger Closings) shall be referred to herein as the “Closing”. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place virtually or at such place as SGN, Holdings and One Blockchain may agree in writing, and at such times on the Closing Date as SGN, Holdings and One Blockchain agree in writing.

3.2 Adjustment of SGN Merger Consideration and One Blockchain Merger Consideration. Prior to the Closing, Holdings may adjust both the number of Holdings Shares that each SGN Share will be converted into pursuant to Section 1.6(a) of this Agreement and the number set forth in clause (b) of the definition of One Blockchain Merger Consideration, so long as (i) after such adjustment, the aggregate number of Holdings Shares that the stockholders of SGN are entitled to receive pursuant to the terms of this Agreement will not be less than 8.5% of the Holdings Shares that are outstanding on a fully diluted basis immediately after the closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the Holdings Shares to become listed on NYSE American.

3.3 Withholding. Holdings shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law (including, without limitation, under Section 1445 and Section 1446(f) of the Code). To the extent that amounts are so withheld by Holdings and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Holdings.

Article IV
REPRESENTATIONS AND WARRANTIES OF SGN

Except as set forth in (a) the disclosure schedules delivered by SGN to Holdings and One Blockchain on the date hereof (the “SGN Disclosure Schedules”), or (b) the SGN SEC Reports that are available on the SEC’s website through EDGAR, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (provided, that nothing disclosed in such SGN SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2 or Section 4.5), SGN represents and warrants to Holdings and One Blockchain, as of the date hereof, and as of the Closing, as follows.

4.1 Organization and Standing. SGN and each of its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. SGN has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or to have such requisite power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SGN. Each of the Subsidiaries of SGN has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not constitute a Material Adverse Effect on SGN. Each of SGN and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SGN. SGN has made available to Holdings and One Blockchain true and complete copies of the certificate of incorporation and bylaws of SGN as in effect on the date of this Agreement (collectively, the “SGN Organizational Documents”), each as currently in effect. SGN is not in violation of any provision of the SGN Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. SGN has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the SGN Board and (b) other than the Required Shareholder Approval, no other corporate proceedings (including any vote of holders of any class or series of securities of SGN), other than as set forth elsewhere in this Agreement, on the part of SGN are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. The SGN Board obtained and reviewed a fairness opinion presentation, dated May 21, 2025 in connection with the Transactions from Newbridge Securities Corporation, which included a draft fairness opinion. The SGN Board, at a duly called and held meeting or in writing as permitted by SGN’s Charter, has unanimously (i) determined that this Agreement, the Ancillary Documents to which it is party and the Transactions, including the Mergers, are advisable, fair to and in the best interests of SGN Shareholders, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is party, (iii) recommended that SGN Shareholders vote in favor of the approval of this Agreement, the Ancillary Documents to which it is party, the Mergers, and the other Shareholder Approval Matters (the “SGN Recommendation”) and (iv) directed that this Agreement, the Ancillary Documents to which it is party and the Shareholder Approval Matters be submitted to SGN Shareholders for their approval. This Agreement has been, and each Ancillary Document to which SGN is a party shall be when delivered, duly and validly executed and delivered by SGN and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SGN, enforceable against SGN in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

4.3 Government Approvals. No Consent of or with any Governmental Authority, on the part of SGN is required to be obtained or made in connection with the execution, delivery or performance by SGN of this Agreement and each Ancillary Document to which it is a party or the consummation by SGN of the Transactions, other than (a) any filings required with NYSE American or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky’’ securities Laws, and the rules and regulations thereunder, (c) the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder and (d) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SGN.

4.4 Non-Contravention. Except as disclosed in Section 4.4 of the SGN Disclosure Schedules, the execution and delivery by SGN of this Agreement and each Ancillary Document to which it is a party, the consummation by SGN of the Transactions, and compliance by SGN with any of the provisions hereof and thereof, will not:

(a) conflict with or violate any provision of SGN’s Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to SGN or any of its properties or assets, or

(c)

(i) violate, conflict with or result in a breach of

(ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under,

(iii) result in the termination, withdrawal, suspension, cancellation or modification of,

(iv) accelerate the performance required by SGN under,

(v) result in a right of termination or acceleration under,

(vi) give rise to any obligation to make payments or provide compensation under,

(vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of SGN under,

(viii) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person or

(ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SGN Material Contract, individually or in aggregate, would not reasonably be expected to have a Material Adverse Effect on SGN.

4.5 Capitalization.

(a) As of the date of this Agreement, SGN’s authorized capital stock consists of (i) 165,000,000 shares, divided into 150,000,000 shares of SGN Common Stock and 15,000,000 shares of SGN Preferred Stock. As of the close of business on the date of this Agreement, (i) 3,897,781 shares of SGN Common Stock were issued and outstanding, (ii) no shares of SGN Preferred Stock were issued or outstanding, (iii) 413 shares of SGN Common Stock are available for issuance under the SGN Equity Plan, not including 6,024 shares issuable pursuant to outstanding unexercised SGN Stock Options to purchase shares of SGN Common Stock at a weighted average per share exercise price of $129.88, and (iv) SGN Warrants to purchase 20,306 shares of SGN Common Stock at a weighted average per share exercise price of approximately $123.80 (disregarding any temporary or voluntary reduction in the exercise price thereof, subject to the satisfaction or waiver of certain terms and conditions, that may be in effect as of the date of this Agreement) were issued and outstanding. As of the date of this Agreement, no promissory notes of SGN are convertible into shares of SGN Common Stock or SGN Preferred Stock, or any other securities of SGN, except with respect to a promissory note of SGN held by the Company.

(b) Section 4.5(b) of the SGN Disclosure Schedules sets forth a true and complete list, as of the date of this Agreement, of (i) each SGN Equity Award, (ii) the name of the SGN Equity Award holder, (iii) the number of shares of SGN Common Stock underlying each SGN Equity Award, (iv) with respect to unvested SGN Equity Awards, the date on which the SGN Equity Award was granted, (v) with respect to unvested SGN Equity Awards, the vesting schedule with respect to the SGN Equity Award, including any right of acceleration of such vesting schedule, (vi) the exercise price of each SGN Equity Award, if applicable, and (vii) the expiration date of each SGN Equity Award, if applicable. Except as would not, individually or in the aggregate, reasonably be expected to be material to SGN and the SGN Subsidiaries, taken as a whole, each SGN Equity Award has been granted in compliance with all applicable securities laws or exemptions therefrom and all requirements set forth in the SGN Equity Plan and applicable award agreements.

(c) All Indebtedness of SGN as of the date of this Agreement is disclosed in Section 4.5(c) of the SGN Disclosure Schedules.

(d) Since the date of formation of SGN and except as contemplated by this Agreement, SGN has not declared or paid any distribution or dividend in respect of its securities (including SGN Securities) and has not repurchased, redeemed or otherwise acquired any of its securities (including SGN Securities), and the SGN Board has not authorized any of the foregoing.

4.6 SEC Filings; SGN Financials; Internal Controls.

(a) Since January 1, 2022, SGN has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SGN with the SEC under the Securities Act and the Exchange Act, together with any amendments, restatements or supplements thereto (collectively, the “SEC Reports”) as they may have been supplemented, modified or amended since the initial filing date and together with all exhibits and information incorporated by reference in such documents, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing. Except to the extent available on the SEC’s web site through EDGAR, SGN has delivered to Holdings and One Blockchain or made available copies in the form filed with the SEC of all of the following: (i) SGN’s quarterly reports on Form 10-Q for each fiscal quarter since the IPO to disclose its quarterly financial results in each of the fiscal years of SGN, (ii) SGN’s annual reports on Form 10-K for each fiscal year since the IPO to disclose its annual financial results in each of the fiscal years of SGN and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by SGN with the SEC. The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) (i) the SGN Shares, ticker SGN, are listed on NYSE American, (ii) other than as set forth in Section 4.6(b) of the SGN Disclosure Schedules, SGN has not received any written deficiency notice from NYSE American relating to the continued listing requirements of the SGN Shares, (iii) there are no Actions pending or, to the Knowledge of SGN, threatened against SGN by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of the SGN Shares on NYSE American, and (iv) except as described in Section 4.6(b) of the SGN Disclosure Schedules, the SGN Shares are in compliance with all of the applicable listing and corporate governance rules and regulations of NYSE American.

(c) The financial statements and notes of SGN contained or incorporated by reference in the SEC Reports (the “SGN Financials”),

(i) fairly present in all material respects the consolidated financial position of SGN, as at the respective dates thereof, and its consolidated results of operations, consolidated income, consolidated changes in shareholders’ equity and consolidated cash flows for the respective periods then ended;

(ii) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the footnote disclosures thereto) and except that the SGN Financials do not include normal year-end adjustments;

(iii) were prepared from, and are in accordance with, in all material respects, the books and records of SGN;

(iv) SGN’s audited financial statements for the years ended December 31, 2023 and 2024, were audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of SGN’s auditor; and

(v) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SGN in effect as of the respective dates thereof.

(d) Except as and to the extent reflected or reserved against in the balance sheet of SGN dated December 31, 2024, included in the SGN Financials, SGN has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with U.S. GAAP, other than Liabilities that have been incurred since SGN’s formation in the ordinary course of business. SGN does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements of any Person other than those of SGN are required by U.S. GAAP to be included in the SGN Financials.

(e) Neither SGN nor SGN’s independent auditors has identified any (i) “significant deficiency” in the internal controls over financial reporting of SGN, (ii) “material weakness” in the internal controls over financial reporting of SGN, (iii) Fraud that involves management or other employees of SGN who have a role in the internal controls over financial reporting of SGN or (iv) any written claim or allegation regarding any of the foregoing.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of SGN’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, (i) SGN has established and maintained a system of internal controls over financial reporting (as defined in Rule 13 a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SGN’s financial reporting and the preparation of SGN’s financial statements for external purposes in accordance with U.S. GAAP, and (ii) SGN has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SGN is made known to SGN’s principal executive officer and principal financial officer by others within SGN, including during the periods in which the periodic reports required under the Exchange Act are being prepared.

(g) There are no outstanding loans or other extensions of credit made by SGN to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SGN. SGN has not taken any action prohibited by Section 402 of SOX.

(h) To the Knowledge of SGN, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the Knowledge of SGN, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SGN, (a) SGN is and since the date of formation of SGN has been, in compliance with, and not in conflict, default or violation of, any applicable Laws and (b) SGN has not received, since the date of formation of SGN, any written or, to the Knowledge of SGN, oral notice of any conflict or noncompliance with, or default or violation of, any applicable Laws by which it is or was bound.

4.8 Actions; Orders; Permits. SGN (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with SGN), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “SGN Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SGN. Except in each case where the failure or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SGN, (a) all of the SGN Permits are in full force and effect, and no suspension or cancellation of any of the SGN Permits is pending or, to SGN’s Knowledge, threatened, (b) SGN is not in violation in any material respect of the terms of any SGN Permit and (c) since the date of formation of SGN, SGN has not received any written, or to the Knowledge of SGN, oral notice of any Actions relating to the revocation or modification of any SGN Permit.

4.9 Taxes and Returns.

(a) SGN has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, correct and complete in all material respects. SGN has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves in the SGN Financials have been established in accordance with U.S. GAAP.

(b) SGN has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by SGN have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Third Party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against SGN, in respect of any Tax, and SGN has not been notified in writing of any material proposed Tax claims or assessments against SGN.

(d) There are no material Liens with respect to any Taxes upon any of SGN’s assets, other than Permitted Liens. SGN has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SGN for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which SGN does not file a Tax Return that SGN is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) SGN does not have, nor has ever had a permanent establishment, branch or representative office in any country other than the country of its organization, and SGN is not treated for any Tax purpose as a resident in a country other than the country of its incorporation.

(f) SGN is not nor has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes. SGN has no Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise. SGN is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) SGN has not requested, nor is the subject of or bound by, any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(h) SGN has not made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i) SGN has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) SGN has not in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) SGN has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

(l) SGN will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing.

(m) SGN has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.

(n) SGN has not taken, and has not agreed to take, any action that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the Knowledge of SGN, there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(o) SGN has not extended, deferred or delayed the withholding or payment of any Taxes under the CARES Act, the CAA or otherwise as a result of the effects of COVID-19 (including pursuant to IRS Notice 2020-65 or IRS Notice 2021-11). To the extent that SGN has availed itself of any Tax credits under Section 2301 of the CARES Act (or any other COVID-19 related government schemes in jurisdictions outside the US), SGN has complied in all material respects with all requirements of applicable Tax Law to claim such Tax credits.

4.10 Employees and Employee Benefit Plans.

(a) Section 4.10(a) of the SGN Disclosure Schedules sets forth each material SGN Benefit Plan. For purposes of this Agreement, “SGN Benefit Plan” means each Benefit Plan, in each case, (i) that is sponsored, administered, maintained, entered into, contributed to (or required to be contributed to) by SGN, any SGN Subsidiary or any of their Affiliates for the benefit of current or former employees, officers, directors, individual independent contractors or consultants (or any spouse, dependent or beneficiary thereof) of SGN or any SGN Subsidiary or (ii) with respect to which SGN or any SGN Subsidiary has or could have any obligation or liability (whether actual or contingent). With respect to each material SGN Benefit Plan, SGN has made available to Holdings and One Blockchain correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent audited financial statement and actuarial report, (iii) all material filings and correspondence with any Governmental Authority in the last three years and (iv) all material related agreements, trust agreements, insurance contracts and other agreements which implement each such SGN Benefit Plan.

(b) Each of the SGN Benefit Plans has been operated and administered in all material respects in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. All contributions or other material amounts payable by SGN or the SGN Subsidiaries pursuant to each SGN Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with U.S. GAAP or applicable international accounting standards. There are no pending, or to SGN’s Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the SGN Benefit Plans or any trusts related thereto that would result in a material liability.

(c) None of SGN, the SGN Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains or contributes to (or has any obligation to contribute to), or has in the past sponsored, maintained or contributed to (or had any obligation to contribute to), or has any direct or indirect Liability (including any contingent Liability) with respect to, any plan subject to Section 302 or Title IV of ERISA (including any Multiemployer Plan) or Section 412, 430 or 4971 of the Code that has not been satisfied in full.

(d) No SGN Benefit Plan has any current or future liability for, and no SGN Benefit Plan provides or promises, any health or welfare benefits, including post-retirement health, medical, hospitalization, disability, death, life or other retiree welfare benefits (whether insured or self-insured) with respect to current or former employees, officers, independent contractors, consultants or directors of SGN or SGN Subsidiaries (or their spouse, dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(e) (i) Each of the SGN Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to result in the loss of the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Holdings and One Blockchain. Each trust created under any such SGN Benefit Plan is exempt from taxes under Section 501(a) of the Code and has been so exempt since its creation.

(f) All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all SGN Benefit Plans have, in all material respects, been timely filed or delivered. None of SGN, the SGN Subsidiaries or any of their respective ERISA Affiliates nor any of their directors, officers, employees or agents, nor any fiduciary, trustee or administrator of any SGN Benefit Plan or trust created under any SGN Benefit Plan, has engaged in or been a party to any “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA that could result in any material liability being incurred by SGN or the SGN Subsidiaries.

(g) Except as set forth in Section 4.10(g) of the SGN Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee, director, independent contractor or consultant of SGN or any SGN Subsidiary, (ii) increase any compensation or benefits otherwise payable under any SGN Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits under any SGN Benefit Plan, (iv) result in any breach or violation of, or default under or limit SGN’s or any SGN Subsidiary’s right to amend, modify, terminate or transfer the assets of, any SGN Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code) or result in an excise tax under Section 4999 of the Code.

(h) Each SGN Benefit Plan, if any, which is maintained outside of the United States (i) has, in all material respects, been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such SGN Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment has, in all material respects, met all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Each SGN Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with any applicable provisions of Section 409A of the Code or an available exemption therefrom.

(j) SGN is not a party to nor does it have any obligation under any SGN Benefit Plan to gross-up, indemnify or otherwise compensate any Person for excise Taxes, interest or penalties, including any Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 457A or 409A of the Code.

(k) Section 4.10(k) of the SGN Disclosure Schedules sets forth each severance, termination or other similar payment or provision of benefits that an employee or consultant would be entitled to receive pursuant to his or her employment agreement or consultant agreement, other terms of employment or consultancy or applicable law as a result of the Transactions or a termination of employment or consultancy in connection therewith at the Closing that would exceed $100,000 along with an aggregate total for employees or consultants who would not individually exceed that threshold.

4.11 Labor Matters.

(a) Neither SGN nor any SGN Subsidiary is a party to, or bound by, or is currently negotiating in connection with entering into or amending, any collective bargaining agreement or other Contract with a labor or trade union, works council or labor organization. During the past two years, there has been no material labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of SGN, threatened against or affecting SGN or any SGN Subsidiaries. To the Knowledge of SGN, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of SGN or any SGN Subsidiary.

(b) There are no, and in the past two years there have not been any, material unfair labor practice complaints pending or, to the Knowledge of SGN, threatened against SGN or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority.

(c) SGN and each SGN Subsidiary are and have been since January 1, 2022 in compliance with all applicable Law respecting labor and employment, including without limitation, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, sexual harassment, discrimination, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, overtime, the payment of wages and withholding of Taxes, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SGN.

(d) To SGN’s Knowledge, in the last two years, (i) no allegations of sexual harassment or misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) have been made against any current or former employee of SGN, and (ii) neither SGN nor any of the SGN Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct or workplace discrimination or harassment (including, without limitation, based on race, ethnicity or gender) by any such employee. SGN has established and distributed to all of its employees a policy against harassment and a complaint procedure, and it has required all managers and staff to undergo anti-harassment training where required by applicable Laws.

(e) Each current and former individual who has been classified by SGN as (i) an independent contractor or other non-employee status, or (ii) an exempt or non-exempt employee for purposes of the Fair Labor Standards Act (or any similar state, local or foreign Law) has been properly so classified for all purposes, including for Tax purposes and purposes of any SGN Benefit Plans. SGN has paid or properly accrued in the ordinary course of business all wages and compensation due to any current or former employees, including all overtime pay, paid time off, holidays or holiday pay and bonuses.

(f) Section 4.11(f) of the SGN Disclosure Schedules sets forth, for each employee of SGN or any SGN Subsidiary as of the date hereof, such employee’s name, employer, title, hire date, location, whether full- or part-time, annual base salary or wage rate.

4.12 Litigation. Other than as set forth on Section 4.12 of the SGN Disclosure Schedules, as of the date hereof, there are no Proceedings pending or, to SGN’s Knowledge, threatened against SGN or any SGN Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Authority. Section 4.12 of the SGN Disclosure Schedules sets forth a list of all Proceedings or threatened proceedings, orders, judgments or decrees of or settlement agreements relating to SGN occurring on or prior to the date hereof.

4.13 Intellectual Properties.

(a) Section 4.13 of the SGN Disclosure Schedules contains a true and complete list of all registrations or application for registration included in the SGN Owned Intellectual Property, specifying as to each such item, as applicable (i) the name or title of such item, (ii) the record owner of such item, (iii) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iv) the respective issuance, registration, or application number of such item and (v) the date of application and issuance or registration of such item.

(b) Except as would not be material to SGN or any SGN Subsidiary: (i) SGN or a SGN Subsidiary is the sole and exclusive legal and beneficial owner of all SGN Owned Intellectual Property and holds all right, title and interest in and to such SGN Owned Intellectual Property and its rights under any and all SGN Owned Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens); and (ii) SGN and each SGN Subsidiary is the sole and exclusive owner of all Intellectual Property developed or created for or on behalf of SGN or such SGN Subsidiary by former and current employees, independent contractors and other Persons.

(c) Except as would not be material to SGN or any SGN Subsidiary: (i) SGN and SGN Subsidiaries’ rights in the SGN Owned Intellectual Property are valid, subsisting and enforceable; (ii) none of the SGN Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part; (iii) there exist no restrictions on SGN or any SGN Subsidiary’s disclosure, use, license or transfer of the SGN Owned Intellectual Property; and (iv) the consummation of the Transactions will not alter, encumber, impair or extinguish any SGN Owned Intellectual Property or any of SGN or SGN Subsidiaries’ rights under any SGN Owned Intellectual Property.

(d) Except as would not be material to SGN or any SGN Subsidiary: (i) SGN and each SGN Subsidiary owns all right, title and interest in, or otherwise has a valid, enforceable and sufficient right to use all Intellectual Property used or held for use in, or otherwise necessary to conduct the business of SGN and each SGN Subsidiary as currently conducted by SGN and each SGN Subsidiary; (ii) neither SGN nor any SGN Subsidiary is currently infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Intellectual Property of any Third Party; (iii) to SGN’s Knowledge, no Third Party has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any SGN Intellectual Property; and (iv) there are no actions, suits, claims or proceedings pending or threatened that (A) challenge or question SGN’s or any SGN Subsidiary’s ownership or right to use any SGN Owned Intellectual Property or (B) assert infringement, misappropriation or violation by SGN or any SGN Subsidiary of any Intellectual Property of a Third Party.

(e) Except as would not be material to SGN or any SGN Subsidiary: (i) SGN and SGN Subsidiaries have implemented commercially reasonable policies and have taken commercially reasonable steps necessary to maintain, protect and enforce their rights in the SGN Owned Intellectual Property, including payment of all applicable maintenance fees and steps necessary to protect and preserve the confidentiality of all trade secrets and other confidential information included in the SGN Owned Intellectual Property; and (ii) to SGN’s Knowledge, no employees, independent contractors or other Persons have disclosed any of the trade secrets or other confidential information included in the SGN Owned Intellectual Property.

(f) Except as would not be material to SGN or any SGN Subsidiary: (i) the IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that permits SGN and each SGN Subsidiary to conduct its business as currently conducted; (ii) SGN and each SGN Subsidiary have taken all reasonable steps to protect the confidentiality, integrity and security of the IT Systems used in connection with the conduct of the business of SGN and any SGN Subsidiary from Contaminants and from any unauthorized use, access, interruption, modification or corruption, including commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures; and (iii) to SGN’s Knowledge, there has been no unauthorized access, use, intrusion, interruption, modification, breach or failure of SGN or any SGN Subsidiary’s IT Systems, and the data and information which they store or process has not been corrupted or accessed without SGN’s or any SGN Subsidiary’s authorization. As used herein, “Contaminants” means any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users.

(g) Except as would not be material to SGN or any SGN Subsidiary: (i) SGN and each SGN Subsidiary complies with, and has at all times complied with, (A) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Data collected, used or held for use by SGN or any SGN Subsidiary and (B) all Contracts under which SGN or any SGN Subsidiary is a party to or bound by relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Data collected, used or held for use by SGN or any SGN Subsidiary (collectively, “Privacy Obligations”), (ii) no Personal Data has been collected, used, stored or otherwise processed, transferred or disclosed by SGN or any SGN Subsidiary in violation of any Privacy Obligations; (iii) no action is pending or, to SGN’s Knowledge, threatened against SGN or any SGN Subsidiary alleging a violation of any Privacy Obligation; and (iv) the consummation of the Transactions will not breach or otherwise cause any violation by SGN or any SGN Subsidiary of any Privacy Obligation of SGN or such SGN Subsidiary.

4.14 Real Property; Assets. Neither SGN nor any SGN Subsidiary owns any real property. Section 4.14 of the SGN Disclosure Schedules sets forth a list, as of the date hereof, of Contracts pursuant to which SGN or any SGN Subsidiary leases, subleases or occupies any real property that is material to SGN or its Subsidiaries, in each case, other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material (such Contracts, “SGN Leases”). Neither SGN nor any SGN Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a SGN Lease or any portion thereof. Each SGN Lease is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and no uncured default of a material nature on the part of SGN or, if applicable, any SGN Subsidiary or, to SGN’s Knowledge, the landlord thereunder exists with respect to any SGN Lease. SGN or a SGN Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable SGN Lease, each real property subject to SGN Leases necessary for the conduct of the business of SGN and SGN Subsidiaries as currently conducted, free and clear of all Liens, other than Permitted Liens. SGN or a SGN Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of SGN and SGN Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

4.15 Data Protection and Cybersecurity.

(a) For the purposes of this Section 4.15, the terms “personal data breach” and “processing” (and its cognates) shall have the meaning given to them in the GDPR.

(b) SGN (i) has implemented and maintains appropriate technical and organizational measures designed to protect Personal Data relating to the business of SGN against personal data breaches and cybersecurity incidents and (ii) complies in all material respects with all contractual obligations to which it is bound relating to the privacy, security, processing, transfer and confidentiality of Personal Data.

(c) Except as would not, individually or in the aggregate, be material to SGN, taken as a whole, since January 1, 2022, none of SGN or any SGN Subsidiary has (i) suffered, or has discovered, any security breach of or, to the Knowledge of SGN, intrusion into any of SGN’s computer networks, the IT Systems or any other computer networks or systems containing Personal Data or SGN’s data, (ii) been subject to any actual, pending or, to the Knowledge of SGN, threatened in writing investigations, notices or requests from any Governmental Authority in relation to their data processing or cybersecurity activities, and (iii) received any actual, pending or, to the Knowledge of SGN, threatened claims from individuals alleging any breach of, or exercising their rights under, Data Protection Laws.

4.16 Material Contracts.

(a) Other than this Agreement, the Ancillary Documents or as set forth in Section 4.16 of the SGN Disclosure Schedules, there are no Contracts to which SGN is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $250,000, (ii) may not be cancelled by SGN on less than 60 days’ prior notice without payment of a material penalty or termination fee, (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SGN or any of its current or future Affiliates, any acquisition of material property by SGN or any of its current or future Affiliates, or restricts in any material respect the ability of SGN or any of its current or future Affiliates from engaging in any business or from competing with any other Person or (iv) is a “material contract” (as such term is defined in Regulation S-K of the Securities Act) (each, a “SGN Material Contract”). SGN has made all SGN Material Contracts available to Holdings and One Blockchain, other than those that are exhibits to SGN’s annual report for the fiscal year ended December 31, 2024 on Form 10-K that was filed with the SEC on April 11, 2025.

(b) With respect to each SGN Material Contract: (i) the SGN Material Contract was entered into at arms’ length and in the ordinary course of business, (ii) the SGN Material Contract is valid, binding and enforceable in all material respects against SGN and, to the Knowledge of SGN, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) SGN is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SGN, or permit termination or acceleration by the other party, under such SGN Material Contract, and (iv) to the Knowledge of SGN, no other party to any SGN Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SGN under any SGN Material Contract.

4.17 Transactions with Affiliates. Section 4.17 of the SGN Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SGN, on the one hand, and any present or former director, officer, employee, manager, direct equityholder or Affiliate of SGN, or any immediate family member of any of the foregoing.

4.18 Investment Company Act; JOBS Act. SGN is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. SGN constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.19 Finders and Brokers. Except as set forth in Section 4.19 of the SGN Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SGN, the SGN Principals or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of SGN, the SGN Principals or any of their respective Affiliates.

4.20 Certain Business Practices.

(a) For the past five years, SGN has been in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and all other applicable anti-corruption and anti-bribery Laws, in all material respects. SGN is not subject to any Action by any Governmental Authority involving any actual or, to the Knowledge of SGN, suspected, violation of any applicable anti-corruption Law.

(b) For the past five years, the operations of SGN have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, and no Action involving SGN with respect to any of the foregoing is pending or, to the Knowledge of SGN, threatened.

(c) None of SGN or any of its directors or officers, or, to the Knowledge of SGN, any other Representative acting on behalf of SGN is currently the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom (“Sanctions”), including (i) identified on the OFAC Specially Designated Nationals and Blocked Persons List, (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (each a “Sanctioned Country”), or (iii) in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled, by a Person identified in (i) or (ii); and SGN has not, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Country or for the purpose of financing the activities of any Person currently the target of, or otherwise in violation of, applicable Sanctions in the last five fiscal years. Neither SGN nor any of its directors or officers, nor, to the Knowledge of SGN, any other Representative acting on behalf of SGN has, in the last five fiscal years, engaged in any conduct, activity, or practice that would constitute a violation or apparent violation of any applicable Sanctions. No Action involving SGN with respect to any of the foregoing is pending or, to the Knowledge of SGN, threatened.

4.21 Insurance. Section 4.21 of the SGN Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SGN relating to SGN or its business, properties, assets, directors, officers and employees, copies of which have been provided to Holdings and One Blockchain. All premiums due and payable under all such insurance policies have been timely paid and SGN is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SGN, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SGN. SGN has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to SGN.

4.22 Information Supplied. None of the information supplied or to be supplied by SGN or its Subsidiaries, Affiliates and Representatives expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or report on Form 10-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SGN Shareholders and prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.23 No Undisclosed Liabilities. Neither SGN nor any SGN Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in SGN’s consolidated balance sheet (or the notes thereto) included in SGN’s SEC Reports filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice (other than any liability for any material breaches of Contracts), or (c) as expressly required or expressly contemplated by this Agreement or resulting from the Transactions. Section 4.23 of the SGN Disclosure Schedules sets forth a list of all liabilities referenced in (a) and (b) hereof.

4.24 SGN Acknowledgment. Except for the representations and warranties contained in Article V and Article VI and the certificate delivered pursuant to Section 8.3(c), SGN acknowledges that none of One Blockchain or Holdings, any of their respective Affiliates or Representatives or any other Person makes, and SGN acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to One Blockchain or any of its Subsidiaries, Holdings or any of its Subsidiaries or with respect to any other information provided or made available to SGN or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to SGN or to SGN’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article V and Articles VI. Without limiting the generality of the foregoing, SGN acknowledges that, except as may be expressly provided in Article V and Article VI and the certificate delivered pursuant to Section 8.3(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to SGN, any of its Representatives or any other Person.

Article V
REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Except as set forth in the disclosure schedules delivered by Holdings to SGN on the date hereof (the “Holdings Disclosure Schedules”), Holdings represents and warrants to SGN, as of the date hereof and as of the Closing, as follows.

5.1 Organization and Standing. Subject to filing the A&R Holdings Charter, Holdings is a company duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings. Holdings is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Holdings. Holdings has made available to SGN accurate and complete copies of its Organizational Documents, as currently in effect. Holdings is not in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Holdings has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions have been duly and validly authorized by the board of directors and shareholder of Holdings and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the A&R Holdings Charter), on the part of Holdings are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder or thereunder or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which Holdings is a party has been or shall be when delivered, duly and validly executed and delivered by Holdings and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Holdings is required to be obtained or made in connection with the execution, delivery or performance by Holdings of this Agreement and each Ancillary Document to which it is a party or the consummation by Holdings of the Transactions, other than

(a) such filings as are expressly contemplated by this Agreement,

(b) any filings required with NYSE American or the SEC with respect to the Transactions,

(c) any the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder,

(d) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder and

(e) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings.

5.4 Non-Contravention. The execution and delivery by Holdings of this Agreement and each Ancillary Document to which it is a party, the consummation by Holdings of the Transactions, and compliance by Holdings with any of the provisions hereof and thereof, will not

(a) subject to the filing of the A&R Holdings Charter conflict with or violate any provision of Holdings’ Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to Holdings or any of its properties or assets, or

(c) violate, conflict with or result in a breach of,

(i) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under,

(ii) result in the termination, withdrawal, suspension, cancellation or modification of,

(iii) accelerate the performance required by Holdings under,

(iv) result in a right of termination or acceleration under,

(v) give rise to any obligation to make payments or provide compensation under,

(vi) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Holdings under,

(vii) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person, or

(viii) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Holdings except for any deviations from any of the foregoing clauses (b) or (c), individually or in the aggregate, that would not reasonably be expected to have a Material Adverse Effect on Holdings.

5.5 Capitalization.

(a) As of the date hereof and as of immediately prior to the Closing, Holdings has 1,000 shares of Holdings Common Shares authorized and no preference shares. As of the date hereof, Holdings has 200 Holdings Common Shares issued and outstanding. Prior to giving effect to the Transactions, Holdings does not have any Subsidiaries or own any equity interests in any other Person other than Merger Sub I and Merger Sub II.

(b)    As of the date hereof of this Agreement and as of immediately prior to the Closing, Merger Sub I has 1,000 shares of common stock, par value $0.01, authorized (“Merger Sub I Shares”). As of the date hereof, Merger Sub I has 100 shares of Merger Sub I Shares issued and outstanding. All Merger Sub I Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Holdings free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the its Organizational Documents.

(c)    As of the date hereof of this Agreement and as of immediately prior to the Closing, Merger Sub II has 1,000 Units authorized (“Merger Sub II Membership Interests”). As of the date hereof, Merger Sub I has 100 Merger Sub II Membership Interests issued and outstanding. All Merger Sub II Membership Interests are held by Holdings free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the its Organizational Documents.

5.6 Holdings Activities. Since its formation, Holdings (a) has not engaged in any business activities other than as contemplated by this Agreement, (b) has not owned directly or indirectly any ownership, equity, profits or voting interest in any Person, (c) other than fees in respect of its incorporation, has not had any assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions and other de minimis assets or Liabilities, and (d) other than its Organizational Documents, this Agreement and the Ancillary Documents to which it is a party, has not been party to or bound by any Contract.

5.7 Merger Subs Activities. Since each of its formation, neither Merge Sub I nor Merger Sub II (a) has engaged in any business activities other than as contemplated by this Agreement, (b) has owned directly or indirectly any ownership, equity, profits or voting interest in any Person, (c) other than fees in respect of its incorporation or formation, as applicable, has had any assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions and other de minimis assets or Liabilities, and (d) other than its Organizational Documents, this Agreement and the Ancillary Documents to which it is a party, has been party to or bound by any Contract.

5.8 Finders and Brokers. Except as set forth in Section 5.8 of the Holdings Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SGN, Holdings, One Blockchain, Merger Sub I, Merger Sub II any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of Holdings.

5.9 Investment Company Act. Holdings is not an “investment company” or, a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meanings of the Investment Company Act.

5.10 Taxes. To the knowledge of Holdings, there is no plan or intention to cause Holdings, One Blockchain or SGN to be liquidated (for federal income Tax purposes) following the Mergers.

5.11 Information Supplied. None of the information supplied or to be supplied by Holdings expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or report on Form 10-K of SGN, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SGN Shareholders and prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Holdings does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of SGN, any of its Subsidiaries or any of their respective Affiliates.

Article VI
REPRESENTATIONS AND WARRANTIES OF ONE BLOCKCHAIN

Except as set forth in the disclosure schedules delivered by One Blockchain to SGN on the date hereof (the “One Blockchain Disclosure Schedules”), One Blockchain hereby represents and warrants to SGN and as of the Closing, as follows.

6.1 Organization and Standing. One Blockchain is a limited liability company validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. One Blockchain is qualified or licensed and in good standing (to the extent such concept exists) to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on One Blockchain. One Blockchain has provided to SGN accurate and complete copies of its Organizational Documents. One Blockchain is not in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. One Blockchain has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform One Blockchain’s obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which One Blockchain is or is required to be a party and the consummation of the Transactions (a) have been duly and validly authorized by the managers and members of One Blockchain in accordance with One Blockchain’s Organizational Documents and any applicable Law and (b) no other corporate proceedings on the part of One Blockchain is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which One Blockchain is or is required to be a party shall be when delivered, duly and validly executed and delivered by One Blockchain and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of One Blockchain, in each case, enforceable against One Blockchain in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) All of the issued and outstanding One Blockchain Membership Interests have been duly authorized and validly issued in accordance with all Laws, and are fully paid and nonassessable and, except as set forth in Section 6.3(a) of the One Blockchain Disclosure Schedules, are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Company Equity Interests). Section 6.3(a) of the One Blockchain Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of all of the One Blockchain Membership Interests that are authorized, issued or outstanding and the record and beneficial owners of such equity interests. Except as set forth in Section 6.3(a) of the One Blockchain Disclosure Schedules, there are no other authorized, issued or outstanding One Blockchain Membership Interests.

(b) One Blockchain currently does not have any stock option or other equity incentive plans. There are no One Blockchain Convertible Securities or pre-emptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which One Blockchain, any of its members or any of their respective Affiliates are a party or bound relating to any equity securities of One Blockchain, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to One Blockchain. There are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting or transfer of any of One Blockchain Membership Interests. Except as set forth in One Blockchain’s Organizational Documents, there are no outstanding contractual obligations of One Blockchain to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has One Blockchain granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of One Blockchain has been granted, offered, sold and issued in material compliance with all applicable Laws. As a result of the consummation of the Transactions, no equity interests of One Blockchain are issuable and no rights in connection with any interests, warrants, rights, options or other securities of One Blockchain accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

6.4 One Blockchain Subsidiaries. One Blockchain does not have any Subsidiaries.

6.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of One Blockchain is required to be obtained or made in connection with the execution, delivery or performance by One Blockchain of this Agreement or any Ancillary Documents to which One Blockchain is or required to be a party or otherwise bound, or the consummation by One Blockchain or One Blockchain of the Transactions other than (a) any filings required with NYSE American or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky’’ securities laws, and the rules and regulations thereunder, (c) applicable requirements or any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, and (d) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on One Blockchain.

6.6 Non-Contravention. The execution and delivery by One Blockchain of this Agreement and each Ancillary Document to which One Blockchain is or is required to be a party, and the consummation by One Blockchain of the Transactions and compliance by One Blockchain with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of One Blockchain’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to One Blockchain or any of its properties or assets, or (c) violate, conflict with or result in a breach of, (i) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (ii) result in the termination, withdrawal, suspension, cancellation or modification of, (iii) accelerate the performance required by One Blockchain under, (iv) result in a right of termination or acceleration under, (iv) give rise to any obligation to make or increase payments or provide compensation under, (v) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of One Blockchain under, (vi) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person or (vii) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any One Blockchain Material Contract, except in cases of clauses b and c, as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on One Blockchain.

6.7 Financial Statements.

(a) One Blockchain has made available (or, pursuant to Section 7.6, shall make available) to SGN true, correct and complete copies of (i) the audited consolidated balance sheet and statements of net loss, comprehensive loss, and cash flows of One Blockchain as of and for the years ended December 31, 2023 and 2024 (the “One Blockchain Financial Statements”).

(b) One Blockchain Financial Statements

(i) fairly present in all material respects the consolidated financial position of One Blockchain, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended,

(ii) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the footnote disclosures thereto,

(iii) were prepared from, and are in accordance with, in all material respects, the books and records of One Blockchain,

(iv) with respect to One Blockchain Audited Financial Statements for the years ended December 31, 2023 and 2024, were audited in accordance with the standards of the PCAOB and contain an unqualified report of One Blockchain’s auditor, and

(v) when delivered after the date hereof by One Blockchain for inclusion in the Registration Statement and the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.17, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant in effect as of the respective dates thereof.

(c) One Blockchain has not identified, and has not received from any independent auditor of One Blockchain any written notification of, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by One Blockchain, (ii) any Fraud, whether or not material, that involves One Blockchain’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by One Blockchain or (iii) any written claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by One Blockchain to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or manager of One Blockchain.

(e) Except as set forth in Section 6.7(e) of the One Blockchain Disclosure Schedules, as of the date hereof, One Blockchain do not have any Indebtedness of the type referred to in clauses (a)-(e) of the definition thereof.

(f) Except for those that will be reflected or reserved on or provided for in the balance sheets of One Blockchain contained in One Blockchain Financial Statements, One Blockchain does not have any Liabilities of a nature required to be disclosed on a balance sheet in accordance with U.S. GAAP, except for (i) those that were incurred after March 31, 2025 in the ordinary course of business, none of which are material, individually or in the aggregate, (ii) obligations for future performance under any contract to which One Blockchain is a party, or (iii) Liabilities incurred for transaction expenses in connection with this Agreement, any Ancillary Document or the Transactions.

6.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, Ancillary Documents and the Transactions, since December 31, 2024, One Blockchain, (a) has conducted its business only in the ordinary course of business and (b) has not been subject to a Material Adverse Effect.

6.9 Compliance with Laws. One Blockchain is and, since inception has been, in compliance in all material respects with, and not in conflict, default or violation in each case in any material respect of, any applicable Laws and has not received, since inception, any written notice of any material conflict or material non-compliance with, or material default or material violation of, any applicable Laws by which it is or was bound.

6.10 Company Permits. One Blockchain holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “One Blockchain Permits”) except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on One Blockchain, taken as a whole or otherwise limit the ability of One Blockchain to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound. Except in each case where the failure or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on One Blockchain, (a) each material One Blockchain Permit is in full force and effect, and no suspension or cancellation of any of One Blockchain Permits is pending or, to One Blockchain’s Knowledge, threatened, (b) One Blockchain is not in violation in any material respect of the terms of any material One Blockchain Permit and (c) since inception, One Blockchain has not received any written notice of any Actions relating to the revocation or material modification of any One Blockchain Permit and, to the Knowledge of One Blockchain, no circumstances exist which would be reasonably likely to result in such revocation or modification.

6.11 Litigation. Except as set forth in Section 6.11 of the One Blockchain Disclosure Schedules, there is no (a) material Action of any nature currently pending or, to One Blockchain’s Knowledge, threatened (and no such Action has been brought or, to the Knowledge of One Blockchain, threatened in the past three years) or (b) material Order now pending or outstanding or that was rendered by a Governmental Authority in the past three years in either case of (a) or (b) by or against One Blockchain, its current or former managers, officers or equity holders in their capacity as such, its business, equity securities or assets. As of the date of this Agreement, none of the current or former officers, senior management or directors of One Blockchain has been charged with, indicted for, arrested for, or convicted of any felony or any crime involving Fraud as it relates to the business of One Blockchain, except in each case where the charge, indictment arrest or conviction, individually or in the aggregate, has not had and would not reasonably be expected to be material to One Blockchain, taken as a whole, or otherwise limit the ability of One Blockchain to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

6.12 Material Contracts.

(a) Section 6.12(a) of the One Blockchain Disclosure Schedules sets forth a true, correct and complete list of, and One Blockchain has made available to SGN (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which One Blockchain is a party or by which One Blockchain, or any of its properties or assets, are bound (each Contract required to be set forth on Section 6.12(a) of the One Blockchain Disclosure Schedules, an “One Blockchain Material Contract”) that:

(i) contains covenants that limit the ability of One Blockchain (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or first offer or most-favored pricing clauses (in each case other than pursuant to confidentiality arrangements entered into in the ordinary course of business) or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii) evidences Indebtedness of the type referred to in clauses (a) through (e). of the definition thereof of One Blockchain having an outstanding principal amount in excess of $ 500,000;

(iv) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of One Blockchain, its business or material assets;

(v) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by One Blockchain under such Contract or set of related Contracts of at least $ 350,000 per year or $ 2,000,000 over the life of such Contracts;

(vi) pursuant to which One Blockchain has been granted from a Third Party any license, right, immunity or authorization to use or otherwise exploit any Intellectual Property, excluding (A) Incidental Licenses, and (B) licenses for “shrink wrap”, “click wrap”, and “off the shelf’ software, and (C) licenses for uncustomized software that is commercially available to the public generally with one-time or annual license, maintenance, support and other fees of less than $100,000;

(vii) pursuant to which One Blockchain has (A) acquired from any Third Party any ownership right to any material Intellectual Property, excluding Contributor Agreements, or (B) transferred to any Third Party any ownership right to any material Intellectual Property;

(viii) pursuant to which One Blockchain has granted to any Third Party any license, right, immunity or authorization to use or otherwise exploit any One Blockchain Owned IP, excluding Incidental Licenses;

(ix) obligates One Blockchain to provide continuing indemnification or a guarantee of obligations of a Third Party after the date hereof in excess of $100,000;

(x) each employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business) with any employee or other individual independent contractor of One Blockchain or One Blockchain who receives annual base cash salary of $ 175,000 or more;

(xi) is a labor agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, labor organization, works council or other employee-representative body;

(xii) other than under its Organizational Documents, is between (A) One Blockchain and (B) any One Blockchain member, director, officer or employee (other than at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any of their respective Affiliates or other Related Person, including all non-competition, severance and indemnification agreements;

(xiii) obligates One Blockchain to make any capital commitment or expenditure in excess of $ 250,000 (including pursuant to any joint venture);

(xiv) relates to a settlement of any Action requiring payments in excess of $ 100,000 or under which One Blockchain has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xv) provides another Person (other than another a manager, director or officer of One Blockchain) with a power of attorney; or

(xvi) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by One Blockchain as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if One Blockchain was the registrant.

(b) Except where the failure, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on One Blockchain, with respect to each One Blockchain Material Contract:

(i) such One Blockchain Material Contract is valid and binding and enforceable against One Blockchain and, to the Knowledge of One Blockchain, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions),

(ii) the consummation of the Transactions will not affect the validity or enforceability of any One Blockchain Material Contract,

(iii) One Blockchain is not in breach or default, and to One Blockchain’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by One Blockchain, or permit termination or acceleration by the other party thereto, under such One Blockchain Material Contract,

(iv) to the Knowledge of One Blockchain, no other party to such One Blockchain Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by One Blockchain, under such One Blockchain Material Contract,

(v) One Blockchain has not received or served written notice of an intention by any party to any such One Blockchain Material Contract to terminate such One Blockchain Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect One Blockchain and

(vi) One Blockchain has not waived any rights under any such One Blockchain Material Contract.

6.13 Intellectual Property.

(a) Section 6.13(a) of the One Blockchain Disclosure Schedules sets forth a list of all registered, issued, and applied-for Intellectual Property owned by One Blockchain (“One Blockchain Registered IP”), specifying as to each item, as applicable: (i) its title, (ii) its owner, (iii) the jurisdictions in which the item is issued, registered or applied-for, (iv) the issuance, registration or application numbers and dates of registration, issuance or application, and (v) for Internet domain-name registrations, the domain name, expiry date and registrar. All One Blockchain Registered IP is subsisting and, to the Knowledge of One Blockchain, all registered or issued One Blockchain Registered IP is valid and enforceable. No Action is pending or, to the Knowledge of One Blockchain, threatened, against One Blockchain that challenges the validity, enforceability or ownership of any One Blockchain Registered IP.

(b) One Blockchain (i) exclusively owns all material One Blockchain Owned IP, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of One Blockchain has the right to use all Intellectual Property used in the conduct of the business of One Blockchain as currently conducted. The execution and delivery by One Blockchain of this Agreement and each Ancillary Document to which One Blockchain is or is required to be a party, the consummation by One Blockchain of the Transactions, and the compliance by One Blockchain with any of the provisions hereof and thereof, will not result in the loss, termination or impairment of any rights of One Blockchain in any material Intellectual Property.

(c) To the Knowledge of One Blockchain, (i) One Blockchain is not currently Infringing, nor has, in the past three years, Infringed any Intellectual Property of any other Person in any material respect, and (ii) no Third Party is Infringing any material One Blockchain Owned IP. Since inception, One Blockchain has not received any written notice or claim, asserting that One Blockchain has Infringed the Intellectual Property of any other Person in any material respect.

(d) All Contributors who have contributed to the development of material Intellectual Property for One Blockchain has executed a Contributor Agreement. No Contributor has claimed any ownership interest in any material Intellectual Property purported to be owned by One Blockchain. One Blockchain has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in One Blockchain Owned IP. No Governmental Authority or educational or research institution owns or otherwise holds, or has the right to obtain, any rights to any material One Blockchain Owned IP.

(e) The IT Systems (i) operate in all material respects in accordance with their documentation and functional specifications and have not malfunctioned or failed in the last two years in a manner that has had a material impact on the operations of One Blockchain, and (ii) are sufficient in all material respects to permit One Blockchain to conduct their business as currently conducted. One Blockchain has taken commercially reasonable actions to protect the confidentiality, integrity and security of the IT Systems against unauthorized use, access, interruption, modification and corruption. Since inception, there has been no unauthorized access to the IT Systems that has resulted in any unauthorized use, access, modification, misappropriation, deletion, corruption, or encryption of any material information or data stored therein. One Blockchain has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, in each case consistent with customary practices for the industry in which One Blockchain operate.

6.14 Taxes and Returns.

(a) One Blockchain has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, correct and complete in all material respects. One Blockchain has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in One Blockchain Financial Statements in accordance with U.S. GAAP.

(b) One Blockchain has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by One Blockchain has been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Third Party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against One Blockchain, in respect of any Tax, and One Blockchain has not been notified in writing of any material proposed Tax claims or assessments against One Blockchain.

(d) There are no material Liens with respect to any Taxes upon One Blockchain’s assets, other than Permitted Liens. One Blockchain does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by One Blockchain for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which One Blockchain does not file a Tax Return that One Blockchain is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) One Blockchain does not have, nor has ever had, a permanent establishment, branch or representative office in any country other than the country of its organization, and One Blockchain is not treated for any Tax purpose as a resident in a country other than the country of its incorporation.

(f) One Blockchain is not nor has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes. One Blockchain has no Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise. One Blockchain is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) One Blockchain has not requested, nor is the subject of or bound by, any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(h) One Blockchain has not made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i) The direct members of One Blockchain are not foreign persons within the meaning of Section 1445 of the Code.

(j) One Blockchain has not in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) One Blockchain has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

(l) One Blockchain will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing.

(m) One Blockchain has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.

(n) One Blockchain has not taken, or agreed to take, any action that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the Knowledge of One Blockchain, there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

6.15 Real Property. Section 6.15 of the One Blockchain Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by One Blockchain for the operation of the business of One Blockchain, and of all current leases, lease guarantees, agreements and documents related thereto as of the date of this Agreement, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “One Blockchain Real Property Leases”). One Blockchain has provided to SGN a true and complete copy of each of One Blockchain Real Property Leases. One Blockchain Real Property Leases are valid, binding and enforceable against One Blockchain and, to the Knowledge of One Blockchain, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of One Blockchain, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of One Blockchain or any other party under any of One Blockchain Real Property Leases, and One Blockchain has not received notice of any such condition. One Blockchain does not own any real property or any interest in real property (other than the leasehold interests in One Blockchain Real Property Leases).

6.16 Personal Property. All items of Personal Property with a book value or fair market value of greater than $250,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of One Blockchain. One Blockchain has good and marketable title to, or a valid leasehold interest in or right to use or manage, all of its assets, and with respect to assets owned by One Blockchain, free and clear of all Liens other than Permitted Liens.

6.17 Employee Matters. One Blockchain does not have any employees.

6.18 Benefit Plans. One Blockchain does not maintain, sponsor, contribute to, have any obligation to contribute to, or have any current or contingent Liability on account of an ERISA Affiliate under or with respect to any Benefit Plan.

6.19 Environmental Matters. (a) One Blockchain is and has been in compliance in all material respects with all Environmental Laws and (b) One Blockchain possess and is and has been in compliance in all material respects with all authorizations of a Governmental Authorities required under Environmental Law for the conduct of its operations, (c) there are no Actions pending, or to the Knowledge of One Blockchain, threatened against One Blockchain alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against One Blockchain or the imposition of material ongoing obligations on One Blockchain, and (d) to the Knowledge of One Blockchain, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

6.20 Transactions with Related Persons. Except as provided in Section 6.20 of the One Blockchain Disclosure Schedules, no One Blockchain manager, manager nor any officer or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since inception, has been, a party to any transaction with One Blockchain, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of One Blockchain), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of One Blockchain in the ordinary course of business) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document or any Contract pursuant to which a One Blockchain member subscribed for or purchased equity interests in One Blockchain. Except as contemplated by or provided for in any Ancillary Document or any Contract pursuant to which a One Blockchain member subscribed for or purchased equity interests in One Blockchain, One Blockchain does not have any outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of One Blockchain. Except as contemplated by or provided for in any Ancillary Document, the assets of One Blockchain do not include any material receivable or other material obligation from a Related Person, and the Liabilities of One Blockchain do not include any material payable or other material obligation or commitment to any Related Person.

6.21 Insurance.

(a) Section 6.21(a) of the One Blockchain Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by One Blockchain relating to One Blockchain or its business, properties, assets, directors, officers and employees. Except as would not, individually or in the aggregate, have a Material Adverse Effect on One Blockchain, all premiums due and payable under all such insurance policies have been timely paid and One Blockchain is otherwise in material compliance with the terms of such insurance policies. To One Blockchain’s Knowledge and except as would not, individually or in the aggregate, have a Material Adverse Effect on One Blockchain, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). One Blockchain does not have any self-insurance or co-insurance programs. Since inception, to One Blockchain’s Knowledge, One Blockchain has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since inception, One Blockchain has not made any insurance claim in excess of $50,000 and has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely have a Material Adverse Effect on One Blockchain. To the Knowledge of One Blockchain, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since inception, One Blockchain has not made any material claim against an insurance policy as to which the insurer is denying coverage.

6.22 Certain Business Practices.

(a) Since inception, neither One Blockchain, nor any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the FCPA or any other applicable anticorruption or bribery Law, or (iii) made any other payment, in each case, in violation of applicable Laws. Since inception, neither One Blockchain, nor any of its Representatives acting on its behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder One Blockchain or assist One Blockchain in connection with any actual or proposed transaction, in each case, in violation of applicable Laws. No Action involving One Blockchain with respect to any of the foregoing is pending or, to the Knowledge of One Blockchain, threatened.

(b) Since inception, the operations of One Blockchain is and has been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, that have jurisdiction over One Blockchain, and no Action involving One Blockchain with respect to any of the foregoing is pending or, to the Knowledge of One Blockchain, threatened that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on One Blockchain.

(c) Neither One Blockchain, nor any director, officer, or employee thereof, or, to One Blockchain’s Knowledge, any agent, Affiliate or Representative of One Blockchain, is an individual or entity that is, or is owned or controlled by one or more Person(s) that are (each, a “Sanctioned Person”):

(i) the subject of any Sanctions;

(ii) the target of Sanctions or identified on the OFAC Specially Designated Nationals and Blocked Persons List or other Sanctions-related list of designated persons maintained by OFAC; or

(iii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea and Syria).

(d) Neither One Blockchain nor any director, officer, or employee thereof, or, to One Blockchain’s Knowledge, any agent, Affiliate or Representative of One Blockchain is subject to debarment or any list-based designations under the applicable laws and regulations relating to the export, reexport, transfer, import of products, software or technology (“Export Control Laws”).

(e) One Blockchain has not, and will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available any proceeds to any Subsidiary, joint venture partner, other Sanctioned Person:

(i) to fund or facilitate any activities or business of or with any Sanctioned Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(ii) in any other manner that will result in a violation of Sanctions by any Sanctioned Person (including any Sanctioned Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(f) One Blockchain has not engaged in, are not now engaged in, and will not engage in, any dealings or transactions with any Sanctioned Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, except as permitted by Sanctions.

(g) One Blockchain has (1) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws and (2) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions. One Blockchain nor any of its managers or officers or, to the Knowledge of One Blockchain, any other Representative acting on behalf of One Blockchain has, since January 1, 2019, engaged in conduct, activity or practices that would constitute a violation of any application Sanctions or Export Control Laws.

6.23 Investment Company Act. One Blockchain is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

6.24 Finders and Brokers. Other than as set forth on Section 6.24 of the One Blockchain Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SGN, Holdings, One Blockchain or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of One Blockchain.

6.25 Information Supplied. None of the information supplied or to be supplied by One Blockchain expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K or report on Form 10-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SGN Shareholders and prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, One Blockchain makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SGN, Holdings or any of their respective Affiliates.

6.26 One Blockchain Acknowledgment. Except for the representations and warranties contained in Article VI, One Blockchain acknowledges that none of SGN, any of their respective Affiliates or Representatives or any other Person makes, and One Blockchain acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to SGN or any of the SGN Subsidiaries, or with respect to any other information provided or made available to One Blockchain or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to One Blockchain or to One Blockchain’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article VI. Without limiting the generality of the foregoing, One Blockchain acknowledges that, except as may be expressly provided in Article VI, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to One Blockchain, any of its Representatives or any other Person.

Article VII
COVENANTS

7.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 7.18, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, each of One Blockchain and Holdings, shall give, and shall cause its Representatives to give, SGN and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to One Blockchain or Holdings, as SGN or its Representatives may reasonably request regarding One Blockchain or Holdings and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of One Blockchain and Holdings to reasonably cooperate with SGN and its Representatives in their investigation; provided, however, that SGN and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of One Blockchain or Holdings. SGN hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of One Blockchain or Holdings regarding One Blockchain, its business or the Transactions without the prior written consent of One Blockchain (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, One Blockchain shall not be required to provide access to any information (i) that is personally identifiable information of a Third Party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a Third Party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(b) During the Interim Period, subject to Section 7.18, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, SGN shall give, and shall cause its Representatives to give, One Blockchain, Holdings and their Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SGN, as One Blockchain, Holdings or its Representatives may reasonably request regarding SGN and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of SGN to reasonably cooperate with One Blockchain, Holdings and its Representatives in their investigation; provided, however, that One Blockchain, Holdings and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SGN. Notwithstanding the foregoing, SGN shall not be required to provide access to any information (i) that is personally identifiable information of a Third Party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a Third Party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) All information provided pursuant to this Section 7.1 shall be subject to the Confidentiality Agreement, dated March 31, 2025, by and between SGN and One Blockchain (as amended from time to time, the “Confidentiality Agreement”).

7.2 Conduct of Business of One Blockchain during the Interim Period.

(a) Unless SGN shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 7.5. except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 7.2(a) of the One Blockchain Disclosure Schedules, or as required by applicable Law, One Blockchain shall use its commercially reasonable efforts to, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practices (taking into account COVID-19 and any COVID-19 Measures) and (ii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, preserve the possession, control and condition of their respective material assets, and preserve intact its relationships with all material customers and suppliers, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

(b) Without limiting the generality of Section 7.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 7.2(b) of the One Blockchain Disclosure Schedules, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 7.5, without the prior written consent of SGN (such consent not to be unreasonably withheld, conditioned or delayed), One Blockchain shall not, and shall cause the other One Blockchain not to:

(i) materially amend, waive or otherwise change, the Organizational Documents of One Blockchain;

(ii) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise) in excess of $5,000,000 aggregate, (B) make a loan or advance to or investment in any Third Party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) in excess of $5,000,000, in each case;

(iii) except as required pursuant to any One Blockchain Benefit Plan, (A) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee other than in the ordinary course of business, (C) grant any severance, retention, change in control or termination or similar pay, other than as provided for in any written agreements, in the ordinary course of business, consistent with past practice or as required by applicable Law, (D) establish any trust or take any other action to secure the payment of any compensation payable by One Blockchain, (E) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any One Blockchain Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee other than in connection with the Transactions or, except with respect to a director, officer or manager, in the ordinary course of business, (F) hire any employee with an annual base salary greater than or equal to $500,000 or engage any person as an independent contractor, in each case other than in the ordinary course of business or (G) terminate the employment of any employee with an annual base salary greater than or equal to $500,000 or due to death or disability other than for cause or in the ordinary course of business;

(iv) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(v) (A) other than in the ordinary course of business, (1) sell, assign, transfer or license any One Blockchain Owned IP to any Person, other than Incidental Licenses, or (2) abandon, permit to lapse, or otherwise dispose of any material Company Registered Intellectual Property, or (B) disclose any material Trade Secrets owned or held by One Blockchain to any Person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

(vi) enter into any new line of business;

(vii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(viii) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $ 750,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations, unless such amount has been reserved in One Blockchain Financial Statements, as applicable;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of One Blockchain, taken as a whole, other than (A) licensing of Intellectual Property in the ordinary course of business, (B) dispositions of obsolete or worthless equipment or assets that are no longer used or useful in the conduct of business, or (C) the sale or provision of goods or services to customers in the ordinary course of business;

(xi) acquire, directly or indirectly (including by merger, consolidation, purchase of equity interests or assets, or any other form of business combination), any corporation, partnership, limited liability company, business organization, division, or any material assets of any of the foregoing; provided, however, that the foregoing restriction shall not apply to any such acquisition that would not, individually or in the aggregate with all other such acquisitions consummated after the date of this Agreement and prior to the Closing, be considered a “significant acquisition” by One Blockchain (or its Subsidiaries) under Rule 3-05 or Article 11 of Regulation S-X under the Securities Act, such that it would require the inclusion of separate or pro forma financial statements of the acquired business in the Registration Statement to be filed in connection with the Transactions.

(xii) make any change in accounting methods, principles or practices, except as required by U.S. GAAP;

(xiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person, other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business or intercompany loans;

(xiv) enter into any Variable Rate Transaction. For purposes of this Agreement, a “Variable Rate Transaction” means a transaction in which One Blockchain or any of its Subsidiaries issues or sells any equity or debt securities that are convertible into, exchangeable for, or carry the right to receive additional shares of capital stock either (A) at a conversion, exercise or exchange rate or other price that is based on or varies with the trading prices of, or quotations for, shares of capital stock at any time after the initial issuance of such securities, or (B) with a price that is subject to being reset at some future date after the initial issuance of such securities, including, without limitation, pursuant to any equity line of credit, at-the-market offering, or similar agreement, or any agreement to issue securities at a future determined price; or

(xv) authorize or agree to do any of the foregoing actions.

7.3 Conduct of Business of SGN during the Interim Period.

(a) Unless One Blockchain shall otherwise consent in writing, during the Interim Period and subject to Section 7.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 7.3(a) of the SGN Disclosure Schedules, or as required by applicable Law, SGN shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business (taking into account COVID-19 and any COVID-19 Measures) consistent with past practices, except for any Permitted Capital Raises, and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19).

(b) Without limiting the generality of Section 7.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 7.3(b) of the SGN Disclosure Schedules, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 7.5, without the prior written consent of One Blockchain (such consent not to be unreasonably withheld, conditioned or delayed), SGN shall not and shall cause the SGN Subsidiaries not to:

(i) amend, waive or otherwise change its Organizational Documents, other than for administrative or de minimis changes;

(ii) other than with respect to Permitted Capital Raises, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the SGN Securities) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the SGN Securities) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a Third Party with respect to such securities or (B) enter into any engagement letters in connection with any of the foregoing;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests (including the SGN Securities) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) make a loan or advance to or investment in any Third Party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) above of any Person;

(v) incur, create, assume or otherwise become liable for any obligation not in the ordinary course of SGN’s business;

(vi) terminate, waive or assign any material right under any material agreement (including any SGN Material Contract) to which it is a party, or enter into any Contract that would be a SGN Material Contract if entered into prior to the date hereof;

(vii) establish any Subsidiary or enter into any new line of business;

(viii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SGN) not in excess of $25,000 (individually or in the aggregate), unless such amount has been reserved in the SGN Financials;

(x) acquire all or a portion of (directly and indirectly), including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person in each case;

(xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than as contemplated by this Agreement with respect to the Mergers);

(xii) except with respect to the Voting and Support Agreements, enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (including the SGN Securities);

(xiii) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement’’ as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(xiv) (A) hire any employee or (B) adopt or enter into any Benefit Plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SGN (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SGN));

(xv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xvi) amend or approve an equity incentive plan; or

(xvii) enter into any Variable Rate Transaction. For purposes of this Agreement, a “Variable Rate Transaction” means a transaction in which SGN or any of its Subsidiaries issues or sells any equity or debt securities that are convertible into, exchangeable for, or carry the right to receive additional shares of capital stock either (A) at a conversion, exercise or exchange rate or other price that is based on or varies with the trading prices of, or quotations for, shares of capital stock at any time after the initial issuance of such securities, or (B) with a price that is subject to being reset at some future date after the initial issuance of such securities, including, without limitation, pursuant to any equity line of credit, at-the-market offering, or similar agreement, or any agreement to issue securities at a future determined price

(xviii) authorize or agree to do any of the foregoing actions.

7.4 Conduct of Business of Holdings during the Interim Period.

(a) Unless SGN shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 7.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law, Holdings shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business (taking into account COVID-19 and COVID-19 Measures) consistent with past practices and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

(b) Without limiting the generality of Section 7.4(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 7.5, without the prior written consent of SGN (such consent not to be unreasonably withheld, conditioned or delayed), Holdings shall not:

(i) amend, waive or otherwise change, its Organizational Documents, other than for administrative or de minimis changes and to comply with Section 8.1(f);

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a Third Party with respect to such securities.

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) make a loan or advance to or investment in any Third Party, or (C) guarantee or endorse any Indebtedness, in each case, except for any such transactions with One Blockchain;

(v) enter into any material agreement, other than agreements entered into to facilitate the Transactions contemplated herein;

(vi) establish any Subsidiary or enter into any new line of business;

(vii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case;

(viii) make any capital expenditures;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(x) enter into any agreement, understanding or arrangement with respect to its voting or transfer of equity securities; or

(xi) authorize or agree to do any of the foregoing actions.

7.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SGN, Holdings or One Blockchain or their respective Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SGN, Holdings and One Blockchain shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

7.6 Preparation and Delivery of Additional One Blockchain Financial Statements. Following the execution and delivery of this Agreement, One Blockchain shall deliver true and complete copies of any financial statements of One Blockchain and Holdings required by applicable Law to be in the Registration Statement as of a particular date in order for the Registration Statement to be declared effective, all in accordance with (a) U.S. GAAP methodologies applied on a consistent basis throughout the periods involved, and (b) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), with such financial statements being delivered as soon as practicable after the end of the applicable financial period.

7.7 SGN Financial Statements; Registration Statement. During the Interim Period, SGN will provide to Holdings and One Blockchain all information reasonably requested and that is required to be included in the Registration Statement and Proxy Statement, including the relevant SGN Financials to be prepared following the execution and delivery of this Agreement, which will fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SGN at the respective dates of and for the periods referred to in such financial statements, which shall be (i) in accordance with U.S. GAAP methodologies applied on a consistent basis throughout the periods involved, (ii) in accordance with Regulation S-X or Regulation S- K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) in the case of annual financial statements, audited in accordance with PCAOB standards.

7.8 SGN Public Filings. During the Interim Period, SGN will keep current and timely file all of its public filings with the SEC, including the SEC Reports, and otherwise comply in all material respects with applicable securities laws and shall use commercially reasonable efforts prior to the Mergers to maintain the listing of the SGN Common Stock on NYSE American. During the Interim Period, except to the extent available on the SEC’s web site through EDGAR, SGN will deliver to One Blockchain or make available copies in the form filed with the SEC of all of the following: (i) SGN’s quarterly reports on Form 10-Q, (ii) SGN’s annual report on Form 10-K and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by SGN with the SEC. The SEC Reports (x) will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) will not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they are filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 7.8, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

7.9 Stock Exchange Listings.

(a) SGN will take no action which will result in SGN’s failure to comply with NYSE American’s continued listing requirements. If SGN fails to comply with any NYSE American listing standards, it will undertake commercially reasonable efforts to remedy such compliance failure promptly. For the avoidance of doubt, SGN may not take any action that would otherwise be restricted by Section 7.3 with the prior written consent of One Blockchain if and to the extent such action is reasonably necessary to maintain or regain compliance with NYSE American’s continued listing requirements.

(b) Each of SGN, One Blockchain and Holdings will use its commercially reasonable efforts to cause (i) Holdings’ initial listing application(s) with NYSE American (or such other national securities exchange) in connection with the Transactions to have been approved including any valuation in respect of Holdings required by NYSE American (or such other national securities exchange), (ii) Holdings to satisfy all applicable initial listing requirements of NYSE American (or such other national securities exchange) in order to trade immediately following the completion of the Transaction and (iii) the Holdings Common Shares issuable in accordance with this Agreement (including the Holdings Common Shares to be issued in connection with the Earnout Shares) to be approved for listing on NYSE American (or such other national securities exchange), subject to official notice of issuance, in each case prior to the Closing Date.

7.10 Exclusivity.

(a) For purposes of this Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and “Alternative Transaction” means, with respect to either SGN or One Blockchain, any transaction or series of related transactions (other than the Transactions) involving (i) a merger, consolidation, business combination, share exchange, joint venture, recapitalization, liquidation or other similar transaction involving such Party or its Subsidiaries, (ii) the acquisition or disposition of 20% or more of the consolidated assets of such Party and its Subsidiaries, (iii) the issuance or acquisition of 20% or more of any class of equity securities of such Party, or (iv) any transaction that would result in any Person or group becoming the beneficial owner of 20% or more of the equity securities of such Party, in each case whether effected directly or indirectly, including through any subsidiary, and whether in a single transaction or a series of related transactions; provided, however, that Alternative Transaction shall not include any bona fide capital raising transaction (including the sale or issuance of equity or debt securities or securities convertible into or exercisable for equity securities of a Party) by either Party or any of its Subsidiaries for financing purposes that does not involve a change of control of such Party.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of One Blockchain and SGN, directly or indirectly,

(i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal,

(ii) furnish any non-public information regarding such Party or its Affiliates (or, with respect to One Blockchain, One Blockchain) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal,

(iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal,

(iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal,

(v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or

(vi) release any Third Party from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. Except as permitted in accordance with Section 7.10(b), during the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

7.11 No Trading.

(a) Each of One Blockchain and Holdings, on behalf of itself and their respective shareholders and members, acknowledges and agrees that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of SGN, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and NYSE American promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. One Blockchain and Holdings each hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SGN, communicate such information to any Third Party, take any other action with respect to SGN in violation of such Laws, or cause or encourage any Third Party to do any of the foregoing. One Blockchain and Holdings each further agrees to use commercially reasonable efforts to ensure that its respective Affiliates and Representatives comply with the obligations and restrictions under this Section, and to promptly notify SGN of any actual breach or violation of such obligations or restrictions by any of its Affiliates or Representatives of which One Blockchain or Holdings has actual knowledge.

(b) SGN acknowledges and agrees that it is aware, and that its Affiliates are aware (and its Representatives are aware or, upon receipt of any material non-public information of SGN, will be advised) of the restrictions imposed by the Federal Securities Laws and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. SGN hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SGN, communicate such information to any Third Party, take any other action with respect to SGN in violation of such Laws, or cause or encourage any Third Party to do any of the foregoing. SGN further agrees to use commercially reasonable efforts to ensure that its Affiliates and Representatives comply with the obligations and restrictions under this Section, and to promptly notify One Blockchain and Holdings of any actual breach or violation of such obligations or restrictions by any of its Affiliates or Representatives of which SGN has actual knowledge.

7.12 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any Third Party (including any Governmental Authority) alleging that the Consent of such Third Party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.13 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SGN, Holdings and One Blockchain shall use its commercially reasonable efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) In furtherance and not in limitation of Section 7.13, to the extent required under the HSR Act or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that are designed to prohibit, restrict or regulate actions that may risk national security (collectively, “Antitrust Laws”), each of SGN, Holdings and One Blockchain agrees, and shall cause its Subsidiaries and Affiliates, to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, at such Party’s sole cost and expense (including with respect to any filing fees), with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable. Each of SGN, Holdings and One Blockchain shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SGN, Holdings and One Blockchain shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SGN, Holdings and One Blockchain shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Closing, each of SGN, Holdings and One Blockchain shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other Third Party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts.

7.14 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

7.15 Tax Matters.

(a) The Parties shall use their respective reasonable best efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Mergers from qualifying, for the Intended Tax Treatment. None of the Parties knows of any fact or circumstance, or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The Mergers shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority consistent with the Intended Tax Treatment (including attaching the statement described in Section 1.351-3(b) of the Treasury Regulations on or with the U.S. federal income Tax Return of such Party or Affiliate for the taxable year that includes the Mergers), as a result of a “determination” within the meaning of Section 1313(a)(1) or (2) of the Code (or similar provision for state or local income Tax purposes) or pursuant to another agreement (other than an agreement described in Section 1313(a)(2) of the Code made with an applicable taxing authority). The Parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of the Mergers, including providing factual support letters.

(b) The Parties have no plan or intention to cause Holdings, SGN, or One Blockchain to be liquidated (for U.S. federal income tax purposes) following the Mergers. No SGN Shareholder or One Blockchain member has entered into, or has any current plan or intention to enter into, any Contract to dispose of any Holdings Common Shares received in the Mergers.

(c) Any and all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with or arising out of the transactions contemplated by this Agreement shall be borne and paid by Holdings. The parties shall cooperate in the execution and delivery of any and all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable any of the foregoing to comply with any Tax Return filing requirements for such Transfer Taxes. The Person(s) required by applicable Law to file any necessary Tax Returns and other documentation with respect to any Transfer Taxes shall timely file, or shall cause to be timely filed, with the relevant Governmental Authority each such Tax Return and shall timely pay to the relevant Governmental Authority all Transfer Taxes due and payable thereon (subject to reimbursement in accordance with this Section 7.15(b)). The cost and expense of preparing and filing such Tax Returns and documentation shall be borne by Holdings.

7.16 The Registration Statement; Special Shareholder Meeting.

(a) As promptly as practicable after the date hereof, SGN, One Blockchain and Holdings shall jointly prepare, and Holdings shall file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Holdings Common Shares to be issued under this Agreement, which Registration Statement will also contain a proxy statement of SGN (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from SGN Shareholders for the matters to be acted upon at the Special Shareholder Meeting. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SGN Shareholders to vote, at a special meeting of SGN Shareholders to be called and held for such purpose (including any adjournment or postponement thereof, the “Special Shareholder Meeting”), in favor of resolutions approving:

(i) the adoption and approval of this Agreement, the Mergers and the other Transactions by SGN Shareholders in accordance with SGN’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American (or such other national securities exchange) (including the adoption of the A&R Holdings Charter and Bylaws effective as of the Closing and the appointment of the board of directors of Holdings, and any other proposals as are required to implement the foregoing),

(ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto,

(iii) such other matters as One Blockchain and SGN shall hereafter mutually determine to be necessary or advisable in order to effect the Transactions contemplated herein (the approvals described in foregoing clauses (i) to (iii), collectively, the “Shareholder Approval Matters”) and

(iv) the adjournment of the Special Shareholder Meeting, if necessary or desirable in the reasonable determination of SGN in consultation with Holdings.

(b) SGN, acting through its board of directors (or a committee thereof), shall (i) make the SGN Recommendation and include such SGN Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to SGN Shareholders as promptly as practicable following the date upon which the Registration Statement becomes effective in accordance with SGN’s Organizational Documents and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. If, on the date for which the Special Shareholder Meeting is scheduled, SGN has not received proxies and votes representing a sufficient number of shares to obtain the Shareholder Approval Matters, SGN may, in consultation with Holdings and in accordance with SGN Organizational Documents, make one or more successive postponements or adjournments of the Special Shareholder Meeting. In connection with the Registration Statement, SGN and Holdings will file with the SEC financial and other information about the Transactions in accordance with applicable Law, SGN’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American.

(c) SGN, One Blockchain and Holdings shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Special Shareholder Meeting. Each of SGN, Holdings and One Blockchain shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to One Blockchain, Holdings, SGN and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SGN, One Blockchain and Holdings shall amend or supplement the Registration Statement and Holdings shall file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SGN Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SGN’s Organizational Documents. No filing of, or amendment or supplement to the Registration Statement will be made by SGN, Holdings or One Blockchain without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of SGN, Holdings and One Blockchain shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Registration Statement or the Transactions will be made by Holdings, One Blockchain or SGN without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SGN, One Blockchain and Holdings, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective.

(e) As soon as practicable (and in any event within three Business Days) following the Registration Statement “clearing” comments from the SEC and becoming effective, SGN and Holdings shall distribute the Registration Statement to SGN Shareholders in accordance with SGN’s Organizational Documents.

(f) SGN shall call the Special Shareholder Meeting in accordance with SGN’s Organizational Documents for a date that is no later than 30 days following the effectiveness of the Registration Statement or such other date as agreed between SGN and One Blockchain.

(g) SGN and Holdings shall comply with all applicable Laws, any applicable rules and regulations of NYSE American, SGN’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Shareholder Meeting.

(h) SGN has prepared and filed the Prospectus with the SEC.

(i) In connection with any Permitted Capital Raise, SGN represents, warrants and covenants that:

(i) At the time of effectiveness of the S-3 Registration Statement (or any post-effective amendment thereto) and at all times thereafter through the closing of any Permitted Capital Raise, if any, the S-3 Registration Statement and the Prospectus will contain all material statements that are required to be stated therein in accordance with the Securities Act and rules and regulations promulgated thereunder, and did or will, in all material respects, conform to the requirements of the Securities Act and the rules and regulations promulgated thereunder. The S-3 Registration Statement, as of the time of effectiveness and the date of closing of any Permitted Capital Raise, did not, and the amendments and supplements thereto, as of their respective dates, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, as of its date and the date of closing of any Permitted Capital Raise, as the case may be, did not, and the amendments and supplements thereto, as of their respective dates, will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The agreements and documents described in the S-3 Registration Statement and the Prospectus conform to the descriptions thereof contained therein in all material respects and there are no agreements or other documents required to be described in the S-3 Registration Statement or the Prospectus or to be filed with the Commission as exhibits to the S-3 Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which SGN is a party or by which its property or business is or may be bound or affected and that is (A) referred to in the S-3 Registration Statement or the Prospectus or attached as an exhibit thereto, or (B) material to SGN, has been duly authorized and validly executed by SGN, is in full force and effect and is enforceable against SGN and, to SGN’s knowledge, assuming reasonable inquiry, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the foreign, federal and state securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and no such agreement or instrument has been assigned by SGN, and neither SGN nor, to SGN’s knowledge, assuming reasonable inquiry, any other party is in breach or default thereunder and, to SGN’s knowledge, assuming reasonable inquiry, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a breach or default thereunder.

(iii) Without limiting the generality of the foregoing, and subject thereto, in connection with any Permitted Capital Raise, the S-3 Registration Statement or amendment thereto and the Prospectus will contain an accurate, fair and complete description of the material terms and aspects of this Agreement and the Ancillary Documents, including any amendments thereto, and the Transactions contemplated hereby to the extend required by Federal Securities Laws; provided, that SGN shall have no liability hereunder with respect to any information provided by One Blockchain, its Affiliates or their respective Representatives for inclusion in the S-3 Registration Statement, including through incorporation by reference.

(iv) In connection with any Permitted Capital Raise SGN shall provide the underwriting bank or placement agent with all of the diligence materials that are customarily provided in connection with a registered offering including a comfort letter from its auditors, corporate opinions and a negative assurance letter from its attorney prior to any such offering.

(j) Notwithstanding anything to the contrary in this Agreement, in order to facilitate the approval of the Shareholder Approval Matters at the Special Shareholder Meeting, at the request of One Blockchain, SGN shall create and issue to each holder of record of SGN Common Stock as of the record date for the Special Shareholder Meeting a new series of super voting preferred shares (the “Super Voting Preferred Shares”). The Super Voting Preferred Shares shall be non-transferable except together with the underlying SGN Common Stock, shall not be entitled to any dividends or distributions, shall not be convertible into any other security, and shall vote together with the SGN Common Stock as a single class solely on the Shareholder Approval Matters, with such number of votes per share as is necessary to ensure that the Shareholder Approval Matters are approved at the Special Shareholder Meeting. Any Super Voting Preferred Shares that are not voted at the Special Shareholder Meeting or, upon the approval of the Shareholder Approval Matters, shall be automatically redeemed by SGN for nominal consideration, and shall thereafter be cancelled and retired. SGN shall take all necessary and appropriate actions, including amending its Organizational Documents, to authorize and effect the issuance, voting, and redemption of the Super Voting Preferred Shares as contemplated by this Section 7.16(j).

7.17 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SGN, Holdings and One Blockchain, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance.

(b) SGN and One Blockchain shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SGN shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which One Blockchain shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed). SGN and One Blockchain shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Holdings shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws which SGN shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed).

7.18 Confidential Information.

(a) One Blockchain and Holdings agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, they shall, and shall cause their respective Affiliates and Representatives to:

(i) treat and hold in strict confidence any SGN Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any Third Party any of the SGN Confidential Information without SGN’s prior written consent, and

(ii) in the event that One Blockchain, Holdings, or any of their respective Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, becomes legally compelled to disclose any SGN Confidential Information, (A) provide SGN, to the extent legally permitted, with prompt written notice of such requirement so that SGN may seek, at SGN’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.18(a), and (B) in the event that such protective Order or other remedy is not obtained, or SGN waives compliance with this Section 7.18(a), furnish only that portion of such SGN Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SGN Confidential information.

In the event that this Agreement is terminated and the Transactions are not consummated, One Blockchain and Holdings shall, and shall cause their respective Affiliates and Representatives to, promptly deliver to SGN or destroy (at SGN’s election) any and all copies (in whatever form or medium) of SGN Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) Holdings and its Representatives shall be permitted to disclose any and all SGN Confidential Information to the extent required by the Federal Securities Laws as advised by outside counsel, provided that (A) to the extent legally permitted, Holdings gives SGN prompt written notice of such requirement so that SGN may seek a protective order or other appropriate remedy (at SGN’s sole expense), and (B) if such remedy is not obtained, Holdings discloses only that portion of the SGN Confidential Information that its outside counsel advises is legally required and uses commercially reasonable efforts to obtain confidential treatment of the disclosed information, and (2) Holdings shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of SGN disclosed to such Person until such information ceases to be a Trade Secret.

(b) SGN hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, it shall, and shall cause its Affiliates and Representatives to:

(i) treat and hold in strict confidence any One Blockchain Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any Third Party any of One Blockchain Confidential Information without One Blockchain’s prior written consent, and

(ii) in the event that SGN or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, becomes legally compelled to disclose any One Blockchain Confidential Information, (A) provide One Blockchain to the extent legally permitted with prompt written notice of such requirement so that One Blockchain may seek, at One Blockchain’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.18(b) and (B) in the event that such protective Order or other remedy is not obtained, or One Blockchain waives compliance with this Section 7.18(b), furnish only that portion of such One Blockchain Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such One Blockchain Confidential Information.

In the event that this Agreement is terminated and the Transactions are not consummated, SGN shall, and shall cause its Affiliates or Representatives to, promptly deliver to One Blockchain or destroy (at One Blockchain’s election) any and all copies (in whatever form or medium) of One Blockchain Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) SGN and its Affiliates or Representatives shall be permitted to disclose any and all One Blockchain Confidential Information to the extent required by the Federal Securities Laws as advised by outside counsel, provided that (A) to the extent legally permitted, SGN gives One Blockchain prompt written notice of such requirement so that One Blockchain may seek a protective order or other appropriate remedy (at One Blockchain’s sole expense), and (B) if such remedy is not obtained, SGN discloses only that portion of the One Blockchain Confidential Information that its outside counsel advises is legally required and uses commercially reasonable efforts to obtain confidential treatment of the disclosed information, and (2) SGN shall, and shall cause its Affiliates or Representatives to, treat and hold in strict confidence any Trade Secret of One Blockchain disclosed to such Person until such information ceases to be a Trade Secret.

7.19 Post-Closing Board of Directors of Holdings. With effect from the Closing, each Party shall take all necessary action within its power so that the board of directors of Holdings is initially comprised of no less than five (5) and no greater than (7) directors. SGN shall be entitled to designate at least one (1) director with all others to be designated by One Blockchain. One Blockchain shall ensure that a sufficient number of its designees qualify as independent directors such that, when taken together with other independent directors appointed pursuant to Section 7.19, the board of directors of Holdings shall have a majority of “independent” directors for the purposes of NYSE, each of whom shall serve in such capacity in accordance with the terms of Holdings’ Organizational Documents following the Closing. If Holdings has a classified board structure following the Closing, then SGN’s designee shall be appointed to the class with the shortest initial term applicable to any directors appointed as of the Closing.

7.20 Indemnification of Directors and Officers: Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of One Blockchain, Holdings, and SGN and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Organizational Documents of each One Blockchain, Holdings and SGN or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and One Blockchain, Holdings or SGN, on the other hand, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of one year after the Closing, Holdings shall cause the Organizational Documents of each of Holdings, the SGN Surviving Company and the One Blockchain Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 7.20 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of SGN’s directors and officers, SGN shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Merger I Effective Time for events occurring prior to the Merger I Effective Time (the “SGN D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SGN’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

(c) For the benefit of One Blockchain’s directors and officers, One Blockchain shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Merger II Effective Time for events occurring prior to the Merger II Effective Time (the “One Blockchain D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than One Blockchain’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Holdings and One Blockchain shall, for a period of six years after the Closing, maintain One Blockchain D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Holdings and One Blockchain shall timely pay or cause to be paid all premiums with respect to One Blockchain D&O Tail Insurance.

7.21 Voting and Support Agreements. Concurrently with the signing of this Agreement, SGN and the SGN Principals, representing at least 1.4% of the issued and outstanding SGN Common Stock, shall each enter into a Voting and Support Agreement with Holdings in substantially the form attached as Exhibit A hereto.

7.22 Lock-Up/Leakout Agreements. At the Closing, each One Blockchain member and each SGN principal and officer and director of SGN shall enter into a Lock-Up/Leakout Agreement with Holdings in substantially the form attached as Exhibit B hereto (each, a “Lock-Up Agreement”).

7.23 Holdings Equity Incentive Plan. As soon as reasonably practicable following the date of this Agreement, and in any event, no later than the date of filing of the Registration Statement with the SEC in accordance with Section 7.16(a), One Blockchain and Holdings shall use commercially reasonable efforts to agree to the material terms of a new equity incentive plan with an initial share reserve equal to 15% of the fully diluted shares of Holdings following the Closing to be adopted by Holdings no later than the Closing (the “Holdings Equity Incentive Plan”). The Holdings Equity Incentive Plan shall contain an evergreen provision equal to 2% of the fully diluted shares of Holdings following the Closing.

7.24 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of SGN, threatened, against SGN or the SGN Board by any of SGN’s shareholders prior to the Closing, SGN shall promptly notify One Blockchain of any such Action and keep One Blockchain reasonably informed with respect to the status thereof. SGN shall provide One Blockchain the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action shall give due consideration to One Blockchain’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of One Blockchain, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of Holdings or One Blockchain, threatened, against Holdings or One Blockchain or One Blockchain Board by any One Blockchain member prior to the Closing, Holdings or One Blockchain shall promptly notify SGN of any such Action and keep SGN reasonably informed with respect to the status of thereof. One Blockchain shall provide SGN the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SGN’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SGN, such consent not to be unreasonably withheld, conditioned or delayed.

7.25 Permitted Capital Raises. Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, SGN shall be permitted to continue to offer and sell shares of SGN Common Stock pursuant to its existing at-the-market (ATM) facility, up to an aggregate amount of $4,000,000, as the same may be amended from time to time, and shall be entitled to use the proceeds of such sales solely to pay its liabilities and for working capital purposes in connection with the Legacy Business. Any cash held by SGN at the Closing shall be used first to pay off all Liabilities, contractual or otherwise, remaining at the Closing, including those Liabilities listed on Section 7.25 of the SGN Disclosure Schedules, and thereafter exclusively for the Legacy Business. For the avoidance of doubt, SGN acknowledges and agrees that any Liabilities that remain at Closing shall be the sole responsibility of the Legacy Business.

Article VIII
CONDITIONS TO OBLIGATIONS OF THE PARTIES

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by One Blockchain and SGN of the following conditions.

(a) Antitrust Approval. All applicable waiting periods under the Antitrust Laws (and any extensions thereof) relating to the transactions contemplated by this Agreement, and any agreement with or commitment to any Governmental Authority not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated. All other required Consents under the Antitrust Laws relating to the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect.

(b) Required Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of SGN Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the Requisite Vote of SGN Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement, SGN’s Organizational Documents and the applicable provisions of the DGCL and NYSE American (the “Required Shareholder Approval”).

(c) No Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(d) Listing. The Holdings Common Shares (including those to be issued pursuant to this Agreement (including the Earnout Shares)) shall have been approved for listing on NYSE American (or such other national securities exchange) subject only to official notice of issuance thereof.

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(f) Amended and Restated Organizational Documents. The articles of incorporation of Holdings (the “A&R Holdings Charter”) and the bylaws of Holdings (together with the A&R Holdings Charter, the “A&R Holdings Charter and Bylaws”) shall have been amended and restated in their entirety in a form applicable to a company publicly listed in the United States.

8.2 Conditions to Obligations of Holdings, One Blockchain, Merger Sub I and Merger Sub II. In addition to the conditions specified in Section 8.1, the obligations of Holdings, One Blockchain, Merger Sub I and Merger Sub II to consummate the Transactions are subject to the satisfaction or written waiver (by One Blockchain, where permissible) of the following conditions.

(a) Representations and Warranties.

(i) All of the SGN Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties of SGN contained in Section 4.5 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of SGN set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 8.2(a)(iii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on SGN.

(b) Agreements and Covenants. SGN shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. SGN shall have delivered to Holdings and One Blockchain a certificate, dated as of the Closing Date, signed by an officer of SGN, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(d) but in each case, solely with respect to themselves.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to SGN since the date of this Agreement which is continuing and uncured.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by SGN at or prior to the Closing Date shall have been executed and delivered to Holdings and One Blockchain.

(f) Termination of Employment Agreement. Each of Craig Smith, Danny Nelson, and Jeff Hecklinski shall have agreed to termination of their employment agreement without any continuing liability to the SGN, Holdings or One Blockchain.

8.3 Conditions to Obligations of SGN. In addition to the conditions specified in Section 8.1, the obligations of SGN to consummate the Transactions are subject to the satisfaction or written waiver (by SGN where permissible) of the following conditions.

(a) Representations and Warranties.

(i) All of Holdings Fundamental Representations and the One Blockchain Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties of Holdings and One Blockchain contained in Section 5.5 and Section 6.3 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of Holdings and One Blockchain set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 8.3(a)(iii)) and (B) other than representations and warranties set forth in Section 6.8(b), any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Holdings or One Blockchain.

(b) Agreements and Covenants. Each of Holdings, One Blockchain , Merger Sub I and Merger Sub II shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer Certificate. Each of Holdings and One Blockchain shall have delivered to SGN a certificate, dated as of the Closing Date, signed by an officer of each of Holdings and One Blockchain, as applicable, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b) and Section 8.3(d), but in each case, solely with respect to themselves.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to One Blockchain since the date of this Agreement which is continuing and uncured.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed Holdings, One Blockchain, Merger Sub I and Merger Sub II at or prior to the Closing shall have been executed and delivered to SGN.

(f) FIRPTA Certificate. At the Closing, SGN shall deliver to Holdings a notice from SGN, also delivered to the Internal Revenue Service, that the SGN Shares are not a “U.S. real property interest” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code. If Holdings does not receive the notice described above on or before the Closing, Holdings shall be permitted to withhold from the consideration otherwise payable pursuant to this Agreement any required withholding under Section 1445 of the Code.

(g) Executive Consulting Agreements. Each of Craig Smith, Danny Nelson, and Jeff Hecklinski shall have executed and delivered the Executive Consulting Agreements with Holdings or one of its Subsidiaries, in form and substance reasonably satisfactory to SGN, which provides that each executive will be engaged as a consultant for a fixed term of twenty-four (24) months and will be entitled, upon a termination by Holdings or one of its Subsidiaries without cause (as customarily defined) or by the executive for good reason (as customarily defined), to severance in an amount equal to the greater of (a) the balance of the remaining term of employment or (b) six (6) months of base salary.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article IX
TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SGN, Holdings and One Blockchain;

(b) by written notice by either SGN or One Blockchain to the other if any of the conditions set forth in Article VIII have not been satisfied or waived by December 31, 2025 (the “Outside Date”); provided however that in the event that the Registration Statement shall have been declared effective by the SEC by the Outside Date, but the Closing shall not have occurred, the Outside Date shall be extended to February 15, 2026; provided, further./, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to One Blockchain, Holdings) of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure of a condition set forth in Article VIII on or before the Outside Date;

(c) by written notice by either SGN or One Blockchain to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to One Blockchain Holdings) to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

(d) by written notice by One Blockchain to SGN if (i) there has been a material breach by SGN of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SGN shall have become materially untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to SGN by One Blockchain or (B) the Outside Date; provided, that One Blockchain shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time SGN would be entitled to terminate this Agreement pursuant to Section 9.1(f);

(e) by written notice by One Blockchain to SGN if during the Interim Period (a) SGN receives or has received prior to the Interim Period a notice of delisting from NYSE American and SGN is not reasonably able to cure the deficiency that is the subject of the notice of delisting promptly using commercially reasonable efforts, or (b) NYSE American files a Form 25, or SGN is formally delisted from NYSE American and the SGN Common Stock ceases trading on NYSE American;

(f) by written notice by SGN to One Blockchain if (i) there has been a material breach by One Blockchain, or Holdings of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become materially untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))). and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to One Blockchain by SGN or (B) the Outside Date; provided, that SGN shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) if at such time One Blockchain would be entitled to terminate this Agreement pursuant to Section 9.1(d); or

(g) by written notice by either SGN or One Blockchain to the other if the Special Shareholder Meeting is held (including any adjournment or postponement thereof) and has concluded, SGN Shareholders have duly voted, and the Required Shareholder Approval was not obtained.

(h) by written notice by either SGN or One Blockchain to the other if, prior to the Closing, the NYSE American refuses to approve or indicates it will not approve the initial listing application for Holdings.

9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Sections 7.15, 7.16, 7.18, 7.20, 9.3, Article X, Article XI and this Section 9.2 shall remain in full force and effect and (b) nothing in this Section 9.2 shall be deemed to (i) release any Party from any Liability for any wilful and material breach by such Party of any term of this Agreement prior to the date of termination or pursuant to any Fraud Claim against such Party, (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement in each case prior to the valid termination of this Agreement, or (iii) terminate or otherwise modify the Confidentiality Agreement.

9.3 Fees and Expenses.

(a) Fees and Expenses. Except as otherwise provided in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement, the Ancillary Documents and the Transactions shall be paid by the Party incurring those expenses; provided that each of SGN and One Blockchain shall be responsible for one-half of the costs and expenses incurred by Holdings in preparing and filing the Registration Statement, including SEC filing fees, NYSE American fees, the expenses of the financial printer and the Transfer Agent (such amounts not to include attorney or auditor costs).

(b) Breakup Fee. In the event that this Agreement is terminated by SGN, on the one hand, or Holdings or One Blockchain, on the other hand, as a result of a material uncured breach of this Agreement by the other party, the breaching Party shall pay to the non-breaching Party an amount equal to the lesser of such party’s actual expenses incurred in connection with this Transaction and $250,000 (the “Breakup Fee”). Notwithstanding the prior sentence, the Breakup Fee shall not be payable if the SEC does not declare effective or approve the Proxy/Registration Statement, if the staff of the NYSE American indicates that the Transaction cannot proceed on NYSE American or otherwise provides comments that make it impracticable to complete the Transaction, or if Holdings is not able to list on any other national securities exchange; provided that such inability to list on the NYSE American is not due to any listing deficiencies or non-compliance with NYSE American continued listing requirements by SGN. The Breakup Fee shall be paid by the terminating party to the non-terminating party within one (1) Business Day of its termination of the Agreement via wire transfer of immediately available funds.

Article X
WAIVERS AND RELEASES

10.1 Mutual Releases.

(a) Effective as of the Closing, except as set forth in this Agreement, each of SGN, One Blockchain and Holdings, Holdings on behalf of all its Subsidiaries (including the Merger Sub I and Merger Sub II) and SGN on behalf of each of the SGN Subsidiaries and its Affiliates, hereby irrevocably releases and discharges, all Parties and each of their respective Affiliates, current and former directors, managers, officers, partners and employees from and against all liabilities, claims and obligations, whether accrued or contingent, whether known or unknown, whether arising under common law, statute, equity or otherwise, to the extent arising prior to the Closing and based upon, arising out of or related to their respective businesses, operations, assets and liabilities, the service by any such as an officer, director, manager, employee or Representative or to the subject matter of this Agreement and the Ancillary Documents, including the Transactions (other than, and solely with respect to, any of the covenants in this Agreement that survive the Closing); provided, however, that this Section 10.1(a) shall not release or discharge (i) any liability of any Party under this Agreement, any Ancillary Document or the Confidentiality Agreement, or (ii) any claims that cannot be waived under applicable Law.

(b) The Parties acknowledge and agree that Holdings Affiliates, One Blockchain Affiliates and the SGN Affiliates are intended third-party beneficiaries of this Section 10.1.

Article XI
MISCELLANEOUS

11.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, prepaid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce- back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice).

If to SGN, to: Signing Day Sports, Inc. 8355 East Hartford Rd., Suite 100 Scottsdale, AZ 85255 Attn: Chief Executive Officer Email: [Redacted]	with a copy (which will not constitute notice) to: Bevilacqua PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Email: [Redacted]

If to Holdings, Merger Sub I, Merger Sub II or One Blockchain, to: 1540 Broadway Ste 1010, New York, NY 10036 Attn: Matt Feast Email: [Redacted]	with a copy (which will not constitute notice) to: Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Attention: Ronelle C. Porter Email: [Redacted]

11.2 Binding Effect; Assignment. Subject to Section 11.3. this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Closing without the prior written consent of SGN, Holdings and One Blockchain. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3 Third Parties. Except for the rights of (a) the D&O Indemnified Persons set forth in Section 7.18. (b) the rights of the SGN Affiliates set forth in Section 10.1 and (d) the rights of the Nonparty Affiliates set forth in Section 11.13, respectively, which the Parties acknowledge and agree are express Third Party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

11.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

11.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the nonbreaching Parties may not have adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SGN and One Blockchain.

11.9 Waiver. Each of SGN, Holdings, and One Blockchain, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, and any such extension or waiver shall only be binding upon the Party or Parties so providing the extension or waiver. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.10 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

11.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires:

(a) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(b) references to a “Person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organization, in each case whether or not having separate legal personality;

(c) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(d) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with U.S. GAAP or any other accounting principles used by the applicable Person;

(e) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(f) the words “herein”, “hereto”, and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(g) the words “date hereof’ when used in this Agreement shall refer to the date of this Agreement;

(h) the word “if’ and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”;

(i) in Article IV through Article X to “SGN” shall refer to Signing Day Sports, Inc. for all periods prior to the completion of the Merger I and to the Surviving Company for all periods after the completion of the Mergers;

(j) the term “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”;

(k) the word “day” means calendar day unless Business Day is expressly specified;

(l) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing; provided, that as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(m) references to “Dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(n) for the purposes of applying a reference to a monetary sum expressed in Dollars, an amount in a different currency shall be deemed to be an amount in Dollars translated at the Exchange Rate at the relevant date;

(o) references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(p) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(q) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if’;

(r) the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(s) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(t) unless the context of this Agreement otherwise requires, references to any statute shall include all regulations promulgated thereunder and references to any statute or regulation shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation;

(u) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(v) any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by Holdings or One Blockchain to be given, delivered, provided or made available by Holdings or One Blockchain, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SGN or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of One Blockchain for the benefit of SGN and its Representatives and SGN and its Representatives have been given access to the electronic folders containing such information (subject to access limitations as may be applicable to any individual electronic folders). To the extent that any Contract, document, certificate or instrument is represented and warranted to by Holdings or One Blockchain to be given, delivered, provided or made available by SGN, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Holdings, One Blockchain or any of their Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of SGN for the benefit of One Blockchain, Holdings and their Representatives and One Blockchain, Holdings and their Representatives have been given access to the electronic folders containing such information (subject to access limitations as may be applicable to any individual electronic folders).

11.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 11.13. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”) shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 11.13.

11.14 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI and any corresponding definitions set forth in Article XII.

Article XII
DEFINITIONS

12.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“2026 Annual Report” has the meaning set forth in Section 2.13(b)(i).

“2026 EBIDTA” has the meaning set forth in Section 2.13(b)(ii).

“2026 Net Income” has the meaning set forth in Section 2.13(b)(ii).

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, governmental inquiry or investigation, hearing, proceeding or investigation, by or before any Governmental Authority.

“Advisory Agreement” means the M&A Advisory Agreement by and between One Blockchain LLC c/o VCV Digital and Maxim Group LLC dated January 29, 2025.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument, certificate or document to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement, the SGN Disclosure Schedules, Holdings Disclosure Schedules, One Blockchain Disclosure Schedules, the Certificate of Merger I, the Certificate of Merger II, the Lock-Up Agreements and the Voting and Support Agreement.

“Benefit Plan” means each employee benefit plan is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) any compensation, stock purchase, stock option, equity or equity-based compensation, retention, severance, employment, individual consulting, change-of-control, transaction bonus, bonus, incentive, deferred compensation and other employee benefit plan, agreement, arrangement, program or policy, whether or not subject to ERISA, (iii) any plan, agreement, program or policy providing vacation benefits, medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, supplemental unemployment benefits and post-employment or retirement benefits (including compensation or pension benefits), in each case (A) under which any current or former director, manager, officer, employee or individual independent contractor of a Person or any of its Subsidiaries has any right to benefits and for which such Person or any of its Subsidiaries has any Liability or (B) that are maintained, sponsored or contributed to by such Person any of its Subsidiaries or to which such Person or any of its Subsidiaries makes or is required to make contributions or with respect to which such Person or any of its Subsidiaries has any material Liability.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“One Blockchain Confidential Information” means all confidential or proprietary documents and information concerning One Blockchain, Holdings, or One Blockchain members or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that One Blockchain Confidential Information shall not include any information which, at the time of the disclosure to SGN or its Representatives (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such One Blockchain Confidential Information.

“One Blockchain Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any capital shares of One Blockchain or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of One Blockchain.

“One Blockchain Fundamental Representations” means the representations and warranties contained in Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.4 (Subsidiaries), Section 6.5 (Governmental Approvals), Section 6.6 (Non-Contravention) and Section 6.24 (Finders and Brokers).

“One Blockchain Merger Consideration” means a number of Holdings Common Shares equal to the SGN Outstanding Shares, multiplied by 1/0.085 minus the SGN Outstanding Shares, rounded up.

“One Blockchain Owned IP” means any Intellectual Property owned by One Blockchain, including One Blockchain Registered IP.

“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act, and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-22), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notices 2020-65 or 2021-11) intended to address the consequences of the COVID-19 pandemic and (b) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the Laws described in clause (a), including pursuant to the Consolidated Appropriations Act, 2021, (P. L. 116-260), as may be amended from time to time, or the ARPA, as applicable, (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Consent” means any consent, approval, waiver, authorization, waiting period expiration or termination, or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Consideration Shares” means the SGN Outstanding Shares multiplied by 1/.085.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contributor” means all Persons who created, developed, or contributed to any Intellectual Property purported to be owned by One Blockchain.

“Contributor Agreement” means a Contract with a Contributor, pursuant to which the Contributor assigns to One Blockchain all of the Contributor’s right, title and interest in and to (i) the Intellectual Property conceived, developed created or reduced to practice by such Contributor in connection with and within the scope of the employment or engagement of such Contributor by One Blockchain, or (ii) if such Contributor was not employed or engaged by One Blockchain, the Intellectual Property purported to be owned by One Blockchain that was conceived, developed, acquired, created, or reduced to practice by such Contributor.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Copyrights” means any intellectual property rights in works of authorship, databases, collections of data, and mask works, including all copyrights and sui generis rights therein, and all registrations, renewals, extensions, or reversions thereof.

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard”, shut down, closure, sequester directive, guideline or recommendation made by an applicable Governmental Authority or any other applicable Law in connection with or in response to COVID-19.

“Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out- of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from Third Party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by SGN and its Affiliates in Holdings.

“Data Protection Laws” means the following legislations to the extent applicable: (a) national Laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC), (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR or any successor Laws arising out of the withdrawal of a member state from the European Union, including the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 and (c) all applicable Law concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data.

“DGCL” means the Delaware General Corporation Law, as amended.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Earnout Shares” has the meaning set forth in Section 2.13(a).

“Environmental Law” means any Law in effect on or prior to the date hereof relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, Release or disposal of Hazardous Materials.

“Environmental Permits” has meaning set forth in Section 6.19.

“ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing the One Blockchain Merger Consideration Shares by the One Blockchain Membership Interests, rounded up to four decimal points.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Holdings Common Shares” means the registered common shares, with $0.01 par value per share, of Holdings.

“Holdings Fundamental Representations” means the warranties contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization) and Section 5.8 (Finders and Brokers).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incidental Licenses” means any of the following Contracts entered into in the ordinary course of business: (a) an incidental permitted use right to confidential information in a non-disclosure agreement, (b) Contributor Agreements and (c) any non-exclusive license to Intellectual Property that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) sales or marketing or similar Contract that includes a license to use the Trademarks of One Blockchain for the purposes of promoting the goods or services thereof, (ii) a Contract with a vendor that allows the vendor to identify One Blockchain as a customer, (iii) a Contract to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains an incidental license to Intellectual Property; or (iv) license for the use of software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), including “earn-outs” and “seller notes” whether accrued or not, (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, in each case to the extent drawn, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with U.S. GAAP or any other accounting principles used by such Person, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, “Indebtedness” shall exclude (i) accounts payable to trade creditors or accrued expenses, in each case, arising in the ordinary course of business and that are not yet due and payable or are being disputed in good faith or (ii) the endorsement of negotiable instruments for collection in the ordinary course of business.

“Infringement” means, directly or indirectly (including secondarily, contributorily, by inducement or otherwise), the infringement, misappropriation, dilution, or other violation of the Intellectual Property of any Person. “Infringed” and “Infringing” mean the correlative of infringement.

“Intellectual Property” means all intellectual property rights, including Patents, Trademarks, internet domain names, Copyrights, design rights, and Trade Secrets.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IT Systems” means all computer hardware and peripherals, telecommunications and network equipment, other informational technology assets and equipment, software, and industrial control systems that are owned, leased or licensed by One Blockchain or SGN or any SGN Subsidiary.

“Knowledge” means, with respect to (a) One Blockchain, the actual knowledge of persons set forth on Section 12.1 of One Blockchain Disclosure Schedules, (b) Holdings, the actual knowledge of persons set forth on Section 12.1 of Holdings Disclosure Schedules or (c) SGN, the actual knowledge of persons set forth on Section 12.1 of the SGN Disclosure Schedules, (d) any other Party, (i) if an entity, the actual knowledge of its executive officers, directors or secretary, or (ii) if a natural person, the actual knowledge of such Party. No Party shall be deemed to have any other actual, imputed, or constructive knowledge regarding the subject matter of any of the relevant provisions.

“Law” means any federal, tribal, state, local, municipal, foreign or other law, statute, legislation, case law, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legacy Business” means the business and operations conducted by SGN and its Subsidiaries as of the date of this Agreement, including all activities related to its athlete recruiting platform and services for student-athletes and educational institutions.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), or any filing or agreement to file a financing statement as debtor under applicable Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions or to perform its obligations under this Agreement or the Ancillary Documents to which it is party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its Subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate, (iii) changes or proposed changed in U.S. GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its Subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided, that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable Law (or any interpretation thereof) after the date of this Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement, and (ix) in respect of One Blockchain, any action taken by, or at the written request of, SGN and in respect of SGN or Holdings, any action taken by, or at the written request of, One Blockchain; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account).

“Merger Sub I Shares” means the shares of common stock, par value $0.001 per share, of Merger Sub I.

“NYSE American” means the NYSE American LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, binding determination or decision, verdict or judicial award that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, utility models, and applications therefor (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“Permits” means all federal, state, local or foreign permits, grants, easements, Consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders issued by or filed with any Governmental Authority.

“Permitted Capital Raise” means the offer and sale by SGN of SGN Common Stock in its current “At-the-Market” offering having an aggregate price to the public of up to $4,000,000, pursuant to its registration statement on Form S-3 that was prepared and filed with the SEC (File No. 333-283559) (the “S-3 Registration Statement”), including any base prospectus contained therein and any prospectus supplement filed or to be filed pursuant to Rule 424(b) thereunder in connection with such offering, as the same may be amended or supplemented from time to time (the “Prospectus”).

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established in accordance with U.S. GAAP, IFRS or other applicable accounting principles with respect thereto, (b) Liens imposed by operation of Law or non-monetary encumbrances that would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred, pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) such imperfections of title, easements, covenants, encumbrances, Liens, or other similar restrictions on real property that would not be reasonably expected to materially impair the current use or operations of the business of One Blockchain or any assets that are subject thereto, (g) materialmen’s, mechanic’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens, or deposits to obtain the release of such Liens, (h) restrictions on the transfer of securities imposed by applicable securities laws, (i) zoning, building, land use, entitlement, conservation restrictions or other similar restrictions on real property, including rights of way and similar encumbrances identified on any surveys, and other land use and environmental regulations promulgated by Governmental Authorities, (j) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, (k) non-exclusive licenses (or sublicenses) of Intellectual Property owned by One Blockchain granted in the ordinary course of business, (1) any (i) statutory Liens in favor of any lessor or landlord, (ii) Liens set forth in leases, subleases, easements, licenses, rights of use, rights to access and rights-of-way or (iii) Liens benefiting or encumbering any superior estate, right or interest, (m) any Liens that are discharged or released at or prior to the Closing, (n) any purchase money Liens, equipment leases or similar financing arrangements, (o) the rights of lessors under leasehold interests, (p) Liens specifically identified on the consolidated balance sheet of One Blockchain, or (q) Liens set forth on Section 6.15 of One Blockchain Disclosure Schedules.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), company, limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonable capable of being used to identify a natural person or (b) any piece of information considered “personally identifiable information”, “personal information”, “personal data” or other comparable term under applicable Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations, injunctions, orders, ships arrest, interim measures, or other similar proceedings, in each case, by or before any Governmental Entity or arbitral tribunal.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Remedial Action” means all actions required by Environmental Law to (a) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not substantially endanger or threaten to substantially endanger public health or welfare or the environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care or (d) correct a condition of material noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Vote” means the approval of at least a majority of the outstanding shares of SGN Common Stock that are entitled to vote at the Special Shareholders Meeting as of the record date present, in person or by proxy, and voting at the Special Shareholders Meeting.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SGN Common Stock” means the common stock, par value $0.0001 per share, of SGN.

“SGN Confidential Information” means all confidential or proprietary documents and information concerning SGN or any of its Representatives; provided, however, that SGN Confidential Information shall not include any information which, at the time of the disclosure to Merger Sub I, Holdings, the Merger Sub I Shareholders or any of their respective Affiliates or Representatives, (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such SGN Confidential Information. For the avoidance of doubt, from and after the Closing, SGN Confidential Information will include the confidential or proprietary information of the Merger Sub I Companies.

“SGN Equity Awards” means, collectively, the SGN Restricted Stock and the SGN Options.

“SGN Equity Plan” means the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan.

“SGN Fundamental Representations” means the warranties contained in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.12 (Litigation), Section 4.16 (Material Contracts), Section 4.19 (Finders and Brokers) and Section 4.23 (No Undisclosed Liabilities).

“SGN Merger Consideration” means, with respect to each share of SGN Common Stock issued and outstanding immediately prior to the Merger I Effective Time, one (1) validly issued, fully paid and non-assessable share of Holdings Common Stock.

“SGN Option” means an option to purchase shares of SGN Common Stock issued by SGN pursuant to the SGN Equity Plan.

“SGN Outstanding Shares” means the total number of shares of SGN Common Stock outstanding immediately prior to the Merger I Effective Time on a fully diluted and as-converted basis and assuming, without limitation or duplication, (i) the exercise of each SGN Option, SGN Restricted Stock Unit and any other security issued under the SGN Equity Plan outstanding immediately prior to the Merger Effective Time (including, for the avoidance of doubt, any unvested SGN Options, SGN Restricted Stock Units or other security issued under the SGN Equity Plan accelerated in connection with or anticipation of the Closing), and (ii) the issuance of shares of SGN Common Stock in respect of all other options, restricted stock units, warrants, rights or convertible securities (inclusive of debt, preferred or minority interests) to receive such shares that will be outstanding immediately after the Closing, provided that as of the date of this Agreement SGN has no SGN Shares held in treasury and no such treasury shares would be deemed SGN Outstanding Shares for purposes of this Agreement; provided further that any SGN Option or SGN Warrant that is not in the money immediately prior to Merger I shall not be included as an SGN Outstanding Share. The amount of SGN Outstanding Shares excludes 26,330 out of the money derivative securities of SGN.

“SGN Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by SGN or any SGN Subsidiary, including all Intellectual Property developed by or for SGN or any SGN Subsidiary, whether solely or jointly with others, and all Intellectual Property otherwise acquired by SGN or any SGN Subsidiary, including all rights, title, and interest in and to such Intellectual Property, anywhere in the world.

“SGN Preferred Stock” means the preferred stock, par value $0.0001 per share, of SGN.

“SGN Restricted Stock” means each outstanding restricted stock award granted under the SGN Equity Plan.

“SGN Securities” means, collectively, the SGN Common Stock, the SGN Restricted Stock, the SGN Options and the SGN Warrants to purchase SGN Common Stock.

“SGN Warrant” means a warrant issued by SGN to purchase shares of SGN Common Stock.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, company, partnership, association or other business entity of which (a) if a corporation or company, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, ad valorem, Value Added Tax, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, registration, governmental charges, duties, levies, alternative or add-on minimum, estimated and other similar charges imposed by a Governmental Authority, and including any interest, penalty, or addition thereto, whether disputed or not.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than (a) One Blockchain or One Blockchain Subsidiaries or (b) SGN or the SGN Subsidiaries, or any of their respective Affiliates.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, and inventions (but excluding any Patents or Copyrights therein).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Treasury Regulations” means the regulations (including temporary and proposed) promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States of America.

[Signature Pages Follow]

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed as of the date first above written.

SGN:

SIGNING SPORTS DAY, INC.

By:	/s/ Daniel Nelson
Name:	Daniel Nelson
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Merger Sub I:

BCDI Merger Sub I Inc.

By:	/s/ Jerry Tang
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Merger Sub II:

BCDI Merger Sub II LLC

By:	/s/ Jerry Tang
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Holdings:

BLOCKCHAIN DIGITAL INFRASTRUCTURE, INC.

By:	/s/ Jerry Tang
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

One Blockchain:

One Blockchain LLC

By:	/s/ Jerry Tang
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Voting and Support Agreement

[Exhibit A]

Exhibit B

Form of Lock-Up Agreement

[Exhibit B]

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BLOCKCHAIN DIGITAL INFRASTRUCTURE, INC.

BlockchAIn Digital Infrastructure, Inc., (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is BlockchAIn Digital Infrastructure, Inc. The Corporation was incorporated under the name BlockchAIn Digital Infrastructure, Inc., by the filing of its Certificate of Incorporation with the Secretary of State of the State of Delaware on April 11, 2025 (the “Existing Certificate”).

2. This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

3. The text of the Existing Certificate is hereby amended and restated by this Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

4. This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, BlockchAIn Digital Infrastructure, Inc., has caused this Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on ___________, 2025.

BLOCKCHAIN DIGITAL INFRASTRUCTURE, INC.

By:
Name:
Title:

Exhibit A

ARTICLE I
NAME

The name of the corporation is BlockchAIn Digital Infrastructure, Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Telos Legal Corp., 13W Main Street, P.O. Box 953, Felton County of Kent, Delaware 19943, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is _________ shares, consisting of (a) _________ shares of common stock (the “Common Stock”), and (b) _________ shares of preferred stock (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

Section 4.2 Preferred Stock. Subject to Article V of this Amended and Restated Certificate, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

a.	the designation of the series, which may be by distinguishing number, letter or title;

b.	the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

c.	the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

d.	the dates on which dividends, if any, shall be payable;

e.	the redemption rights and price or prices, if any, for shares of the series;

f.	the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

g.	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

h.	whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

i.	restrictions on the issuance of shares of the same series or any other class or series;

j.	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

k.	any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V

Section 5.1 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IV hereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IV hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 5.2 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE VI
BOARD OF DIRECTORS

Section 6.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 6.2 Number, Election and Term.

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

(a) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, if any, the initial directors of the Corporation shall initially be comprised of be no less than five (5) and no greater than (7) directors. Signing Day Sports, Inc., a Delaware corporation (“SGN”) shall be entitled to designate at least one (1) director with all others to be designated by One Blockchain LLC, a Delaware limited liability company (“One Blockchain”). The initial directors of the Corporation be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Amended and Restated Certificate, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, if any, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal, The Board is authorized to assign members of the Board already in office to Class I, Class II and Class III. One Blockchain shall ensure that a sufficient number of its designees qualify as independent directors such that, when taken together with other independent directors appointed pursuant to this Section, the Board shall have a majority of “independent” directors for the purposes of the NYSE American LLC. No decrease in the number of directors shall shorten the term of any incumbent director.

(b) The number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the majority of the Board.

(c) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

Section 6.3 Removal

Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

Section 6.4 Newly Created Directorships and Vacancies.

Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

ARTICLE VII
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors. No Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VIII
STOCKHOLDERS

(a) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

(b) Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board, the Chairperson of the Board, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

(c) Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE IX
LIMITED LIABILITY; INDEMNIFICATION

Section 9.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 9.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE X
CORPORATE OPPORTUNITY

(a) To the fullest extent permitted by Section 122(17) of the DGCL, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is expressly offered to such person in writing solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

(b) Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate (including any Certificate of Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate, the Bylaws or applicable law.

ARTICLE XI
AMENDMENTS

(a) Notwithstanding anything contained in this Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part (b) of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

(b) If any provision or provisions of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Amended and Restated Certificate (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XII
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS; CONSENT TO JURISDICTION

Section 12.1 Forum. Subject to the last sentence in this Section 11.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.3 Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Section 12.4 Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ANNEX C

May 27th, 2025

PRIVATE & CONFIDENTIAL

For the Board of Directors of Signing Day Sports, Inc. (NYSE American: SGN)

8355 East Hartford Road, Suite 100 | Scottsdale, AZ | 85255 | United States

We understand that Signing Day Sports, Inc. (NYSE American: SGN), a publicly traded company that is a Delaware corporation (“SGN”), is considering entering into a Business Combination Agreement (the “BCA”) with BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BCDI”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company (“Merger Sub II”).

▪	Upon the closing of the business combination, the stockholders of SGN are anticipated to collectively own approximately 8.5% of the outstanding common shares of BCDI, and One Blockchain’s equity securityholders are anticipated to collectively own approximately 91.5% of the outstanding common shares of the combined company reduced to the extent necessary such that Maxim Partners LLC (or its designees) shall at the closing hold a number of common shares of BCDI equal to 3.5% of the total transaction enterprise value.

▪	The Consideration to be paid at closing to the securityholders of SGN and One Blockchain will be comprised of BCDI common shares with an aggregate value of approximately Two Hundred and Fifteen Million U.S. Dollars ($215.0M), subject to an exchange ratio and other certain adjustments, at an implied value per share for SGN of $5.12 (including adjustment as applicable for exchange listing purposes).

▪	The closing of the BCA requires approval of the NYSE American and is subject to other conditions.

▪	The BCA further provides that if one of certain earnout conditions are met, BCDI will issue 11.628% of the total number of BCDI common shares issued to the securityholders of One Blockchain immediately prior to the closing (the “Earnout Shares”) and an additional number of BCDI common shares to Maxim Partners LLC (or its designees) equal to 3.5% of the Earnout Shares.

The Board of Directors has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of May 27th, 2025, the Consideration to be received by the securityholders of One Blockchain and SGN is fair, from a financial point of view, to SGN’s common stockholders (the “Opinion”).

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of SGN to enter into the BCA. Our Opinion does not address the relative merits of entering into the BCA as compared to any alternative business strategy that might exist for SGN.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, SGN has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the BCA.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in SGN.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

■	considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

■	reviewed various drafts of the BCA;

■	reviewed SGN’s publicly available last thirteen fiscal quarters of historical financial results, (Q1-2022 - Q1-2025);

■	reviewed publicly available financial information of SGN filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 1st, 2022, through May 23rd, 2025;

■	conducted discussions with SGN’s management team to better understand SGN’s recent business history, review their corporate presentation and near-term financials;

■	conducted discussions with One Blockchain’s management team to better understand their company’s business, their recent business history, and to review near-term financial projections and drivers of future growth; and

■	performed a Public Company Comparable analysis of similar companies to BCDI, that included variables such as companies trading on a U.S. Stock Exchange, and have businesses in the High- Performance Computing Data Center sector to both attain 2025E Enterprise Value / Revenue and Enterprise Value / EBITDA multiples.

In forming our Opinion, we have had full access to, and full cooperation from, the management teams of both SGN and One Blockchain to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections relating to the business and prospects of SGN and One Blockchain provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of SGN and One Blockchain as to the future financial performance of the SGN stock without and subsequent to entering into the BCA.

This Opinion is solely for the use of the Board of Directors of Signing Day Sports, Inc. (NYSE American: SGN), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with SGN may be included in, filings made by SGN with the U.S. Securities & Exchange Commission, as well as any proxy statement or similar disclosure document delivered to the securityholders of SGN and/or One Blockchain.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation is necessarily based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date of May 27th, 2025, the Consideration to be received by the securityholders of One Blockchain and SGN is fair, from a financial point of view, to SGN’s common stockholders.

Sincerely,

Newbridge Securities Corporation

/s/ Chad Champion
Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking

ANNEX D

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is dated as of May 27, 2025, by and between BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“Holdings”), Signing Day Sports, Inc., a Delaware corporation (the “Company” or “SGN”) and the SGN shareholders set forth in Schedule A attached hereto (each an “SGN Principal” and collectively, the “SGN Principals”). Each of Holdings and the SGN Principals are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Holdings, One Blockchain Limited, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation (“Merger Sub I”), BCDI Merger Sub II LLC, a Delaware limited liability company (“Merger Sub II”), and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned Subsidiary of Holdings, and each issued and outstanding share of common stock of the Company (the “Company Shares”), shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the SGN Merger Consideration, and (ii) Merger Sub II will merge with and into One Blockchain, with One Blockchain as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned Subsidiary of Holdings, and the membership interests of One Blockchain (the “One Blockchain Membership Interests”), shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the One Blockchain Merger Consideration, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each SGN Principal is the record and beneficial owner of the number of Company Shares set forth opposite their name on Schedule A hereto (the “Owned Shares”, and together with any other Company Shares that the SGN Principals acquire record and beneficial ownership after the date hereof, collectively, the “Subject Company Shares”); and

WHEREAS, in consideration for the benefits to be received by the SGN Principals under the terms of the Business Combination Agreement and as a material inducement to Holdings, One Blockchain, Merger Sub I and Merger Sub II agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the SGN Principals desire to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows.

1. Company Shareholder Consent and Related Matters.

(a) As promptly as reasonably practicable and in any event within two Business Days following the date on which the Registration Statement is declared effective under the Securities Act, each SGN Principal, in his capacity as a stockholder of the Company, shall duly execute and deliver to the Company and Holdings a written consent under which such SGN Principal shall irrevocably and unconditionally consent with respect to the Subject Company Shares to the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers). Without limiting the generality of the foregoing, (i) prior to the Closing each SGN Principal shall vote (or cause to be voted) his Subject Company Shares in favor of and/or consent to any such other matters, actions or proposals necessary or reasonably requested by the Company or Holdings for consummation of the Mergers or the other transactions contemplated by the Business Combination Agreement and (ii) prior to the Closing, the SGN Principals shall not vote (or cause to be voted) and shall withhold consent with respect to (x) any Alternative Transaction or any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction or (y) any other matter, action or proposal that would reasonably be expected to result in: (1) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (2) a failure to satisfy any of the conditions to the Closing set forth in Sections 8.2 and 8.3 of the Business Combination Agreement not being satisfied; provided, that nothing in this Agreement shall preclude such SGN Principal from exercising full power and authority to vote the Subject Company Shares in the SGN Principal’s sole discretion for or against, and the proxy granted pursuant to this Agreement shall not cover, any proposal submitted to a vote of the stockholders of the Company (1) that decreases the amount or changes the form of the consideration payable to the SGN Principals or (2) that imposes any material restrictions or additional conditions on the consummation of the Mergers or the payment of the Holdings Common Shares to the SGN Principals, in the case of either clause (1) or (2), not contemplated by the Business Combination Agreement or the Ancillary Documents.

(b) Without limiting any other rights or remedies of Holdings, the SGN Principals hereby irrevocably appoint the Company or any officer of the Company designated by the Company as the SGN Principals’ agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of the SGN Principals:

(i) to attend on behalf of the SGN Principals any meeting of the Company shareholders with respect to the matters described in Section 1(a),

(ii) to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company shareholders and

(iii) to vote (or cause to be voted), or deliver a written consent (or withhold consent) with respect to, the Subject Company Shares on the matters specified in, and in accordance and consistent with, Section 1(a) in connection with any meeting of the Company shareholders or any action by written consent by the Company shareholders, in each case, in the event that the SGN Principals fail to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c) The proxy granted by the SGN Principals pursuant to Section 1(a) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Holdings entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the SGN Principals pursuant to Section 1(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the SGN Principals and shall revoke any and all prior proxies granted by the SGN Principals with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(a) and with respect to the matters described in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the SGN Principals of the Subject Company Shares (or any other Person with the power to vote or provide consent with respect to the Subject Company Shares) with respect to the matters described in Section 1(a).

2. Other Covenants and Agreements.

(a)  Each SGN Principal agrees that such SGN Principal shall (i) be bound by and subject to Section 7.17 (Public Announcements) and Section 7.18 (Confidential Information) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such SGN Principal is directly a party thereto and (ii) not, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 7.10 (Exclusivity) of the Business Combination Agreement.

(b)  Each SGN Principal acknowledges and agrees that Holdings, One Blockchain, Merger Sub I and Merger Sub II are entering into the Business Combination Agreement in reliance upon the SGN Principals entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the SGN Principals entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Holdings and the other parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents.

3. SGN Principals Representations and Warranties. Each SGN Principal represents and warrants to Holdings as follows.

(a)  If such SGN Principal is an entity, such SGN Principal is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) Such SGN Principal has, if such SGN Principal is an entity, the requisite corporate, limited liability company or other similar power and authority, and if such SGN Principal is a person, the capacity, right and authority, to execute and deliver this Agreement, to perform such SGN Principal’s covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. If such SGN Principal is an entity, the execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the SGN Principal. This Agreement has been duly and validly executed and delivered by such SGN Principal and constitutes a valid, legal and binding agreement of such SGN Principal (assuming that this Agreement is duly authorized, executed and delivered by Holdings), enforceable against such SGN Principal in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of such SGN Principal with respect to such SGN Principal’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not materially adversely affect the ability of such SGN Principal to perform, or otherwise comply with, any of such SGN Principal’s covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by such SGN Principal, the performance by such SGN Principal of any of such SGN Principal’s covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) to the extent such SGN Principal is an entity, result in any breach of any provision of such SGN Principal’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any contract to which such SGN Principal is a party, (iii) violate, or constitute a breach under, any order or applicable law to which such SGN Principal or any of such SGN Principal’s properties or assets are bound or (iv) result in the creation of any lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not materially adversely affect the ability of such SGN Principal to perform, or otherwise comply with, any of such SGN Principal’s covenants, agreements or obligations hereunder in any material respect.

(e)  Such SGN Principal is the record and beneficial owner of its respective Owned Shares and has valid, good and marketable title to its respective Owned Shares, free and clear of all Liens (other than transfer restrictions under applicable securities Law). Except for the securities of the Company set forth on Schedule A hereto, together with any other securities of the Company that such SGN Principal acquires record or beneficial ownership after the date hereof, such SGN Principal does not own, beneficially or of record, any securities of the Company or have the right to acquire any securities of the Company. Such SGN Principal has the sole right to vote (and provide consent in respect of, as applicable) the respective Owned Shares and, except for this Agreement and the Business Combination Agreement, such SGN Principal is not party to or bound by (i) any option, warrant, purchase right, or other contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such SGN Principal to transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other contract with respect to the voting or transfer of any of the Subject Company Shares that would adversely affect the ability of such SGN Principal to perform, or otherwise comply with, any of such SGN Principal’s covenants, agreements or obligations hereunder in any material respect.

(f) There is no Proceeding pending or, to such SGN Principal’s actual knowledge, threatened in writing against or involving any such SGN Principal or any of such SGN Principal’s applicable affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of such SGN Principal to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) Such SGN Principal, on the applicable SGN Principal’s own behalf, acknowledges, represents, warrants and agrees that (i) such SGN Principal has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, One Blockchain and Holdings and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which such SGN Principal is or will be a party and (ii) such SGN Principal has been furnished with or given access to such documents and information about One Blockchain and Holdings, their respective businesses and operations, and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which such SGN Principal is or will be a party as such SGN Principal has deemed necessary to enable such SGN Principal to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which such SGN Principal is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Documents to which such SGN Principal is or will be a party, such SGN Principal has relied solely on such SGN Principal’s own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which such SGN Principal is or will be a party and no other representations or warranties of One Blockchain, Holdings, One Blockchain’s Subsidiaries or One Blockchain’s members (including, for the avoidance of doubt, none of the representations or warranties of any of them set forth in the Business Combination Agreement or any other Ancillary Document) or any other Person, either express or implied, and such SGN Principal, on the SGN Principal’s own behalf, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Ancillary Documents to which such SGN Principal is or will be a party, none of One Blockchain, Holdings, One Blockchain’s Subsidiaries or One Blockchain’s members or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

4. Transfer of Subject Company Shares. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of Holdings (such consent to be given or withheld in its sole discretion), from and after the date hereof, each SGN Principal agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the SGN Principals to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (a) or (b); provided, that the foregoing shall not apply to any Transfer (w) to any Affiliates of the applicable SGN Principals; (x) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person; (y) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; and (z) by virtue of the applicable SGN Principal’s organizational documents upon liquidation or dissolution of the applicable SGN Principal; provided, that the applicable SGN Principal shall, and shall cause any transferee of any Transfer of the type set forth in clauses (w) through (y), to enter into a written agreement in form and substance reasonably satisfactory to Holdings, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of the SGN Principals hereunder and the making of all the representations and warranties of the SGN Principals set forth in Section 3 with respect to such transferee and the SGN Principals’ Subject Company Shares received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise).

5. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement prior to the Closing in accordance with its terms. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve the SGN Principals from liability for fraud prior to such termination. Section 2(a) and Sections 5 to 12 of this Agreement shall survive the termination of this Agreement.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each SGN Principal makes no agreement or understanding herein in any capacity other than in such applicable SGN Principal’s capacity as a record holder and beneficial owner of the Subject Company Shares, and not in such SGN Principal’s capacity as a director, officer or employee of the Company or any subsidiary of the Company or in such SGN Principal’s capacity as a trustee or fiduciary of any SGN Benefit Plan, as applicable and (b) nothing herein will be construed to limit or affect any action or inaction by such SGN Principal or any representative of such SGN Principal serving as a member of the board of directors of or as an officer, employee or fiduciary of the Company or any subsidiary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company or such subsidiary of the Company.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein and except for claims based on or for fraud, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any SGN Affiliate (other than the applicable SGN Principal named as a party hereto, on the terms and subject to the conditions set forth herein) or any One Blockchain Affiliate, and (b) none of the Company, any Company Affiliate (other than the SGN Principal named as a party hereto, on the terms and subject to the conditions set forth herein) or any One Blockchain Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement, except, in each case, as provided herein.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or (iii) by nationally recognized overnight delivery service to the other Parties as follows:

If to Holdings, to:
BlockchAIn Digital Infrastructure, Inc.
1540 Broadway Ste 1010
New York, NY 10036
Attn: Matt Feast
Email: [Redacted]

with a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention: Ronelle C. Porter
Email: [Redacted]

If to the Company, to:

Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255
Attn: Chief Executive Officer
Email: [Redacted]

with a copy to:

Bevilacqua PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attn: Louis A. Bevilacqua
Email: [Redacted]

If to the SGN Principals: to the address set forth on the signature page hereto.

Any party hereto may update the addresses for notices above by delivery of a written notice to such effect provided in accordance with this section.

9. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the SGN Principals and Holdings. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Party without Holdings’ prior written consent (in the case of the SGN Principals) and the SGN Principals’ written consent (in the case of Holdings), in each case, to be withheld or given in its sole discretion. Any attempted assignment of this Agreement not in accordance with the terms of this Section 10 shall be void.

11. Fees and Expenses. Without limiting Holdings’ rights under the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform such Party’s respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that such Party will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

14. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Holdings any direct or indirect ownership or incidents of ownership of or with respect to the Subject Company Shares. All rights, ownership and economic benefits of and relating to the Subject Company Shares shall remain vested in and belong to the SGN Principals, and Holdings shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the SGN Principals in the voting of any of the Subject Company Shares, except as otherwise provided herein with respect to the Subject Company Shares. Without limiting the foregoing, nothing in this Agreement shall obligate or require the SGN Principals to exercise an option to purchase any Company Shares.

15. Acknowledgements. The Parties each acknowledge that (a) Loeb & Loeb LLP, counsel for Holdings, is representing Holdings in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby and (b) Loeb & Loeb LLP is not representing the SGN Principals in connection with this Agreement, the Mergers, the Business Combination Agreement, the Ancillary Documents or the transactions contemplated hereby, thereby or otherwise. Each SGN Principal acknowledges that such SGN Principal has had the opportunity to consult with such SGN Principal’s own counsel.

16. Construction; Miscellaneous. Sections 11.4, 11.5, 11.7, 11.11, 11.12, and 11.13 of the Business Combination Agreement shall apply to this agreement, mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

BLOCKCHAIN DIGITAL INFRASTRUCTURE, INC.

By:	/s/ Jerry Tang
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

SIGNING DAY SPORTS, INC.

By:	/s/ Daniel Nelson
Name:	Daniel Nelson
Title:	Chief Executive Officer

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

SGN PRINCIPALS

By:	/s/ Daniel Nelson
Name:	Daniel Nelson
Title:	Chief Executive Officer, Chairman and Director

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Daniel Nelson

e-mail: [Redacted]

By:	/s/ Damon Rich
Name:	Damon Rich
Title:	Chief Financial Officer

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Damon Rich

e-mail: [Redacted]

By:	/s/ Craig Smith
Name:	Craig Smith
Title:	Chief Operating Officer and Secretary

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Craig Smith

e-mail: [Redacted]

By:	/s/ Jeffry Hecklinski
Name:	Jeffry Hecklinski
Title:	President and Director

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Jeffry Hecklinski

e-mail: [Redacted]

By:	/s/ Gregory Economou
Name:	Gregory Economou
Title:	Director

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Gregory Economou
e-mail: [Redacted]

By:	/s/ Roger Mason Jr.
Name:	Roger Mason Jr.
Title:	Director

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Roger Mason Jr.

e-mail: [Redacted]

By:	/s/ Peter Borish
Name:	Peter Borish
Title:	Director

Address for notices:

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Attn: Peter Borish

e-mail: [Redacted]

[Signature page to Voting and Support Agreement]

ANNEX E

FORM OF LOCK-UP/Leak-Out AGREEMENT

THIS LOCK-UP/LEAK-OUT AGREEMENT (this “Agreement”) is made and entered into as of [●], 2025 between (i) BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“Holdings”), and (ii) the undersigned (the “Holder”). Holdings and the Holder are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, Signing Day Sports, Inc., a Delaware corporation (“SGN”), Holdings, BCDI Merger Sub I Inc., a Delaware corporation (“Merger Sub I”), BCDI Merger Sub II Inc. a Delaware corporation (“Merger Sub II”) and One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), among others, entered into a business combination agreement, dated May 27, 2025 (the “Business Combination Agreement”), pursuant to which the parties thereto shall consummate a series of transactions, including (a) the merger of Merger Sub I with and into SGN, with SGN surviving the merger as a wholly owned subsidiary of Holdings (the “Merger I”), (b) the merger of Merger Sub II with and into One Blockchain, with One Blockchain surviving the merger as a wholly owned subsidiary of Holdings (the “Merger II”), and (c) the issuance of common shares, $0.01 par value, of Holdings (“Holdings Common Shares”), as consideration for the Mergers, to the securityholders of SGN and One Blockchain, including the Holder.

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Holder thereunder, Holdings and the Holder desire to enter into this Agreement, pursuant to which the Holder will agree to subject the Holdings Common Shares that the Holder will receive pursuant to the Business Combination Agreement (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows.

1. Lock-Up Provisions.

(a) Subject to Section 1(b) and the other terms of this Agreement, Holder agrees that it shall not effectuate a Transfer of the Restricted Securities that are held by the Holder during the period commencing on the Closing Date and ending on the earlier of (i) six (6) months after the Closing Date, or (ii) the date on which Holdings completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of Holdings’ stockholders having the right to exchange their Holdings Common Shares for cash, securities or other property (in each case, the “Lock-Up Period”).

(b) Notwithstanding the provisions set forth in Section 1(a), Transfers of the Restricted Securities that are held by the Holder (and that have complied with this Section 1(b)) are permitted:

(i) to Holdings, Holdings’ officers or directors or any Affiliates or immediate family members of any of Holdings’ officers or directors;

(ii) in the case of a Holder that is not an individual, to the shareholders, limited partners or members of the Holder;

(iii) in the case of a Holder that is not an individual, by virtue of the laws of the Holder’s jurisdiction of incorporation or organization, the Holder’s organizational documents or the rights attaching to the equity interests in the Holder upon dissolution of the Holder;

(iv) in the case of a Holder that is an individual, by gift to a member of the Holder’s immediate family or to a trust, the beneficiary (or beneficiaries) of which is one or more member of the Holder’s immediate family, an Affiliate of such person or to a charitable organization;

(v) in the case of a Holder that is an individual, by virtue of the laws of descent and distribution upon death of that individual;

(vi) in the case of a Holder that is an individual, pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vii) in connection with the exercise of any options, warrants or other convertible securities to purchase Holdings Common Shares (whether on a cashless basis or on another basis) to the extent that any Holdings Common Shares issued upon such exercise are Restricted Securities subject to the provisions of this Agreement;

(viii) to satisfy tax withholding obligations in connection with the Holder’s equity incentive plans or arrangements;

(ix) in connection with any bona fide mortgage, pledge or encumbrance to a financial institution, as collateral or security in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof (provided, that neither the Holder nor the transferee shall be required to disclose such arrangement in a public filing with the SEC during the Lock-Up Period);

(x) by a Holder to any entity including any fund, partnership, company or investment trust to whom the Holder Transfers interests in one or more of its portfolio of investments, or any successor entity following a restructuring transaction of that Holder; and

(xi) in connection with a Transfer pursuant to a bona fide third party tender offer, merger, consolidation, liquidation, share exchange or other similar transaction made to all holders of Holdings Common Shares involving a change of control of Holdings or which results in all of the holders of Holdings Common Shares having the right to exchange their Holdings Common Shares for cash, securities or other property subsequent to the consummation of such transaction;

provided, that in each of clauses (i) through (xi), the transferee must enter into a written agreement in substantially the same form of this Agreement, agreeing to be bound by the terms of this Agreement (unless the transferee is Holdings). If Holdings declares a dividend payable on the Holder’s Restricted Securities in Holdings Common Shares, those shares received as dividends will also be Restricted Securities subject to the provisions of this Agreement. The undersigned also agrees and consents to the entry of stop transfer instructions with Holding’s transfer agent and registrar against the transfer of Restricted Securities held by the undersigned and the undersigned’s Family Members, if any, except in compliance with the foregoing restrictions.

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Holdings shall refuse to recognize any such transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Holdings may impose stop-transfer instructions with respect to the Restricted Securities of the Holder (and any permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities (if any are issued) may be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends.

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP/LEAK-OUT AGREEMENT, DATED [●], 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, the Holder shall retain all of its rights as a shareholder of Holdings with respect to the Restricted Securities during the Lock-Up Period, including the right to receive dividends and the right to vote any Restricted Securities.

(f) The Holdings Common Shares issued pursuant to Section 2.12 of the Business Combination Agreement shall not be considered Restricted Securities as defined in this Agreement and shall not be subject to the Lock-Up Provisions set forth herein.

2. Leak-Out Provisions. Notwithstanding the restrictions set forth in Section 1(a), the Holder may Transfer Restricted Securities under each of the following circumstances.

(a) From and after the first day on which, subsequent to the Closing Date, the last reported sale price of Holdings Common Shares on NYSE American equals or exceeds $[●]1 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period, the Holder may Transfer, without restriction, up to 25% of the Restricted Securities held by the Holder on that date.

3. Defined Terms.

(a) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(b) “Closing Date Securities” means, for any Holder, the number of Restricted Securities received by that Holder pursuant to Section 1.6 or Section 2.2 of the Business Combination Agreement.

(c) “Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

(d) “Holder” means, in addition to the undersigned, any Family Member or Affiliate.

(e) “Trading Day” means any day on which Holdings Common Shares are actually traded on NYSE American (or the exchange on which Holdings Common Shares are then listed).

(f) “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell (including, for the avoidance of doubt, through a distribution in specie), lend, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, effect a short sale, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4. Miscellaneous.

(a) Effective Date. This Agreement shall become effective upon the Closing on the Closing Date.

[1]	NTD: 125% greater than the Implied SGN Fully Diluted Per Share Value.

(b) Termination. This Agreement shall automatically terminate on the earlier of (i) the expiration of the Lock-Up Period and (ii) the termination of the Business Combination Agreement in accordance with its terms, and, in each case thereafter, all rights and obligations of the Parties hereunder shall be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f) WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION .

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Holdings, to:	With a copy (which shall not constitute notice) to:

BlockchAIn Digital Infrastructure, Inc.	Loeb & Loeb LLP
345 Park Avenue, New York, NY 10154
Attn: Andrei Sirabionian
Email: asirabionian@loeb.com
Attn: Jerry Tang
Email: [Redacted]

If to the Holder, to:

the address set forth under the Holder’s name on the signature page hereto.

(i) Amendments and Waivers. This Agreement may be amended, supplemented, modified or waived only by execution of a written instrument signed by each of the Parties. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly superseded; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of the Parties under any other agreement between the Holder and Holdings or any certificate or instrument executed by the Holder in favor of Holdings, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of the Parties under this Agreement.

(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Holdings

By:
Name:	Jerry Tang
Title:	Chief Executive Officer

[Signature Page to Lock-Up/Leak Out Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Holder

Name of Holder:	[●]

Signature:

Notice Information:

Address:	[●]
Email:	[●]

[Signature Page to Lock-Up/Leak Out Agreement]

Part II

Information Not Required in the Prospectus

Item 20. Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present and former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments, fines and amounts paid in settlement in actions by or in the right of the corporation to procure a judgment in its favor. A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The BlockchAIn Amended and Restated Certificate of Incorporation will provide that BlockchAIn shall indemnify, to the full extent permitted by applicable law as it presently exists or may thereafter be amended, any person who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of BlockchAIn or, while a director or officer of BlockchAIn, is or was serving at the request of BlockchAIn as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such person. To the extent not prohibited by applicable law, expenses (including attorneys’ fees) incurred by a covered person in defending or otherwise participating in any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by BlockchAIn. The BlockchAIn Amended and Restated Bylaws will also contain certain indemnification provisions with respect to the directors and officers of BlockchAIn.

BlockchAIn expects to enter into indemnification agreements with each of its executive officers and directors, pursuant to which BlockchAIn will agree to indemnify them to the fullest extent permitted by law. Under the indemnification agreements, BlockchAIn will agree to advance all expenses incurred by or on behalf of the independent directors in connection with any proceeding after the receipt by us of a statement requesting such advance, whether prior to or after final disposition of such proceeding.

BlockchAIn will obtain standard directors and officers liability insurance under which coverage is provided (a) to BlockchAIn’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to BlockchAIn with respect to payments which we may make to such officers and directors pursuant to the indemnification agreements described above or otherwise as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No	Description
2.1	Business Combination Agreement, dated May 27, 2025, by and among Signing Day Sports, Inc., One Blockchain LLC, BlockchAIn Digital Infrastructure, Inc., BCDI Merger Sub I Inc., and BCDI Merger Sub II LLC* (included as Annex A to the proxy statement/prospectus that forms part of this registration statement)
3.1	Certificate of Incorporation of BlockchAIn Digital Infrastructure, Inc.
3.2	Bylaws of BlockchAIn Digital Infrastructure, Inc.
3.3	Form of Amended and Restated Certificate of Incorporation of BlockchAIn Digital Infrastructure, Inc. (included as Annex B to the proxy statement/prospectus that forms part of this registration statement)
3.4	Form of Amended and Restated Bylaws of BlockchAIn Digital Infrastructure, Inc.
5.1**	Opinion of Loeb & Loeb LLP
8.1**	Opinion of Loeb & Loeb LLP regarding certain federal income tax matters
10.1	Voting and Support Agreement, dated as of May 27, 2025, among Signing Day Sports, Inc., BlockchAIn Digital Infrastructure, Inc., One Blockchain LLC, BCDI Merger Sub I Inc., and BCDI Merger Sub II LLC* (included as Annex D to the proxy statement/prospectus that forms part of this registration statement)
10.2	Form of Lock-up/Leakout Agreement (included as Annex E to the proxy statement/prospectus that forms part of this registration statement)
10.3***	Electric Service Agreement, dated as of October 15, 2021, between Lockhart Power Company and One Blockchain LLC (formerly known as BPV Power Alpha LLC)
10.4***	Ground Lease Agreement, dated as of October 19, 2021, between Pacolet Milliken, LLC and One Blockchain LLC (formerly known as BPV Power Alpha LLC)
10.5	Digital Asset Miner Co-Location License, dated as of September 27, 2022, between One Blockchain LLC (formerly known as BV Power Alpha LLC) and Blue Ridge Digital Mining, LLC
10.6	Master Services Agreement, dated as of July 12, 2023, between One Blockchain LLC (formerly known as BV Power Alpha LLC) and Code Green Apparel Corp.
10.7	Management Fee Agreement, dated as of February 8, 2024, between One Blockchain LLC (formerly known as BV Power Alpha LLC) and Tiger Cloud LLC
10.8	Master Services Agreement, dated as of March 19, 2024, between One Blockchain LLC (formerly known as BV Power Alpha LLC) and New York Crypto Capital Inc.
10.9	Intercompany Loan Agreement, dated as of April 1, 2024, between One Blockchain LLC and VCV Infrastructure Holdings LLC
10.10	Surety Bond, dated as of April 19, 2024, among One Blockchain LLC (formerly known as BV Power Alpha LLC), HARCO National Insurance Company, and Lockhart Power Company
10.11	Mutual Settlement and Release Agreement, dated as of December 11, 2024, among KM JS Advisors, LLC, VCV Digital Group, LLC, Tiger Cloud LLC (formerly known as VCV Digital Infrastructure Alpha, LLC), One Blockchain LLC (formerly known as BPV Power Alpha, LLC and BV Power Alpha, LLC), and Jerry Tang
10.12	Mining Services Agreement, dated as of January 7, 2025, between BlockMetrix, LLC and One Blockchain LLC (formerly known as BV Power Alpha LLC)
10.13	Standstill Agreement, dated as of January 27, 2025, between Blue Ridge Digital Mining, LLC, Merkle Standard LLC and One Blockchain LLC (formerly known as BV Power Alpha LLC)
10.14	Standstill Agreement, dated as of February 28, 2025, between Blue Ridge Digital Mining, LLC, Merkle Standard LLC and One Blockchain LLC (formerly known as BV Power Alpha LLC)
10.15	Standstill Agreement, dated as of April 25, 2025, between Blue Ridge Digital Mining, LLC, Merkle Standard LLC and One Blockchain LLC (formerly known as BV Power Alpha LLC)
10.16	Amendment No. 1 to the Digital Asset miner Co-Location License, dated as of May 15, 2025, between One Blockchain LLC (formerly known as BV Power Alpha LLC) and Blue Ridge Digital Mining, LLC
10.17	Purchase and Sale Agreement, dated as of May 15, 2025, between Blue Ridge Digital Mining, LLC and One Blockchain LLC (formerly known as BV Power Alpha LLC)
10.18	Guaranty, dated as of May 15, 2025, by One Blockchain LLC (formerly known as BV Power Alpha LLC) in favor of Merkle Standard LLC
10.19	Security Agreement, dated as of May 15, 2025, among VCV Digital Infrastructure Holdings, LLC, One Blockchain LLC (formerly known as BV Power Alpha LLC), and Merkle Standard LLC

10.20	Confidential Settlement Agreement, Mutual Release, and Separation Agreement, dated as of May 20, 2025, among Blue Ridge Digital Mining, LLC, Merkle Standard LLC, One Blockchain LLC (formerly known as BV Power Alpha LLC), VCV Digital Infrastructure Holdings, LLC, and Tiger Cloud LLC (formerly known as VCV Digital Infrastructure Alpha, LLC)
10.21***	Hosting Services Agreement, effective as of June 27, 2025, between Northstar Lending LLC and One Blockchain LLC
10.22***	Tripartite Supplemental Agreement, dated as of July 1, 2025, by and among Northstar Lending LLC, Green Volt Innovations AA1 LLC and One Blockchain LLC
10.23†	Form of Executive Consulting Agreement between BlockchAIn Digital Infrastructure, Inc. and Daniel Nelson
10.24†	Form of Executive Consulting Agreement between BlockchAIn Digital Infrastructure, Inc. and Jeffry Hecklinski
10.25†	Form of Executive Consulting Agreement between BlockchAIn Digital Infrastructure, Inc. and Craig Smith
21.1	Subsidiaries of BlockchAIn Digital Infrastructure, Inc.
23.1**	Consent of [auditor]
23.2**	Consent of Berkowitz Pollack Brant Advisors + CPAs
23.3**	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)
23.4**	Consent of Loeb & Loeb LLP (included in Exhibit 8.1)
23.5**	Consent of Newbridge Securities Corporation
24.1	Power of Attorney (included in the signature page hereof)
99.1	Fairness Opinion of Newbridge Securities Corporation (included as Annex C to the proxy statement/prospectus that forms part of this registration statement)
99.2	Consent of Hongfei Zhang to be named as a director
99.3	Consent of Mohammad Hasham to be named as a director
99.4	Consent of George Chuang to be named as a director
99.5**	Consent of [ ] to be named as a director
99.6	Form of Proxy Card for Signing Day Sports, Inc. Stockholder Meeting
107**	Filing fee table

*	Annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes, schedules and exhibits upon request by the SEC.
**	To be filed by amendment.
***	Portions of this exhibit have been omitted in compliance with Regulation S-K Item 601(b)(10)(iv) because the registrant has determined that the information is not material and is the type that the registrant treats as private or confidential.
†	Executive compensation plan or agreement.

Item 22. Undertakings

1.	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fees Table” in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.	The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

3.	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

5.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [              ], on [                ], 2025.

BlockchAIn Digital Infrastructure, Inc.

By:
Jerry Tang
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Jerry Tang and Matthew Feast as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre- and post-effective amendments) to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer (principal executive officer), Chairman, and Director	[ ], 2025
Jerry Tang

	Chief Financial Officer (principal financial and accounting officer)	[ ], 2025
Matthew Feast